Form 20-F
period 2010-03-31
JX Holdings, Inc.
filed 2010-07-07
CIK 1452922

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:
Commission file number: 333-164036
JX HOLDINGS KABUSHIKI KAISHA
(Exact name of Registrant as specified in its charter)
JX HOLDINGS, INC.
(Translation of Registrant’s name into English)
Japan
(Jurisdiction of incorporation or organization)
6-3, Otemachi 2-chome, Chiyoda-ku
Tokyo, 100-8161 Japan
(Address of principal executive offices)
Hisao Abe
General Manager
IFRS Project Department
6-3, Otemachi 2-chome, Chiyoda-ku
Tokyo, 100-8161 Japan
Telephone: +81-3-6275-5006
Facsimile: +81-3-3276-1245
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b)
of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):
None
Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:
Common stock
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of March 31, 2010, no shares of Common Stock were outstanding.
(As of April 1, 2010, the date on which the Registrant was formed, 2,477,970,103 shares of common stock were outstanding.)
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”).
☐ Yes          ☒ No
If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.
☐ Yes          ☒ No
Note–Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act from its obligations under those sections.
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes          ☐ No
Indicate by check mark whether the Registrant submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
☐ Yes          ☐ No
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): ☐ Large Accelerated Filer     ☐ Accelerated Filer     ☒ Non-Accelerated Filer
Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing.

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.
☐ Item 17          ☐ Item 18
If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes          ☒ No

i

CERTAIN DEFINED TERMS, CONVENTIONS AND
PRESENTATION OF FINANCIAL INFORMATION
As used in this annual report, unless the context otherwise requires:
•	“JX Holdings” refers to JX Holdings, Inc. and its subsidiaries;

•	“Nippon Oil” refers to Nippon Oil Corporation and its subsidiaries; and

•	“Nippon Mining” refers to Nippon Mining Holdings, Inc. and its subsidiaries.
     The consolidated financial statements of Nippon Oil and Nippon Mining have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain specifically indentified information which was prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.
     References in this annual report to “yen” or “¥” are to Japanese yen and references to “US$,” “$” or “dollars” are to United States dollars.
     Certain monetary amounts and percentage data included in this annual report have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sums of the figures which precede them.
     The fiscal year ends on March 31 for JX Holdings, Nippon Oil and Nippon Mining. References to years not specified as being fiscal years are to calendar years.
FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements that are based on the current expectations, assumptions, estimates and projections of each of JX Holdings, Nippon Oil and Nippon Mining about its business, industry and markets. These forward-looking statements are covered by the safe harbor created by Section 27A of the Securities Act of 1933, as amended, and can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The actual results of each of JX Holdings, Nippon Oil and Nippon Mining could be materially different from and worse than those expectations. Important risks and factors that could cause the actual results of JX Holdings, Nippon Oil and Nippon Mining to be materially different from their expectations are set forth in “Risk Factors” and elsewhere in this annual report. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. None of JX Holdings, Nippon Oil, or Nippon Mining undertakes any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.
     A wide range of factors could materially affect future developments and performance of JX Holdings, including the following:
•	the ability of JX Holdings to integrate successfully the businesses of Nippon Oil and Nippon Mining;

•	the realization of anticipated benefits and synergies of the integration of Nippon Oil and Nippon Mining, including planned reductions in petroleum refining capacity;

ii

•	the ability to maintain margins on refined petroleum products, petrochemicals, refined and fabricated metals and refined copper;

•	prices for crude oil, natural gas and copper concentrate;

•	economic conditions in Japan, Asia, particularly China, and other countries where JX Holdings operates;

•	the ability to enter into and perform in overseas strategic alliances;

•	domestic and international political developments and laws and regulations, such as restrictions on production and imports and exports, tax increases, and environmental laws or regulations;

•	natural disasters;

•	potential revisions of reserve estimates;

•	foreign exchange rate fluctuations;

•	the ability to find or acquire rights to additional oil and natural gas reserves; and

•	potential delays or failures in the execution of exploration and development plans.

iii

PART I
Item 1.	Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2.	Offer Statistics and Expected Timetable
     Not applicable.
Item 3.	Key Information
SELECTED HISTORICAL FINANCIAL DATA OF NIPPON OIL
     The following tables present Nippon Oil's selected historical financial data as of and for each of the periods indicated. The following data for each of the years ended March 31, 2008, 2009 and 2010 has been derived from Nippon Oil's annual consolidated financial statements prepared in accordance with U.S. GAAP, which have been audited by Ernst & Young ShinNihon LLC, an independent registered public accounting firm, including the consolidated balance sheets as of March 31, 2009 and 2010 and the related consolidated statements of operations for the years ended March 31, 2008, 2009 and 2010 and the accompanying notes, appearing elsewhere in this annual report.
     The data presented below is only a summary and should be read in conjunction with the consolidated financial statements of Nippon Oil, related notes, and other financial information included herein. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nippon Oil” included elsewhere in this annual report.
U.S. GAAP Selected Historical Financial Data:

	As of and for the Fiscal Year Ended March 31,
	2010	2009	2008
	(Millions of yen except per share data and numbers of shares)
Statements of Operations:
Revenues	¥4,981,281	¥6,368,424	¥6,548,809
Cost of sales	(4,588,857)	(6,437,691)	(6,031,480)
Selling, general and administrative expenses	(271,203)	(274,522)	(272,825)
Operating income (loss)	126,017	(447,815)	232,492
Income (loss) before income taxes and equity in earnings of affiliates	115,871	(456,131)	218,253
Net income (loss)	68,643	(297,602)	131,400
Less: Net (income) loss attributable to noncontrolling interests	(3,694)	1,612	(3,375)
Net income (loss) attributable to Nippon Oil Corporation	64,949	(295,990)	128,025
Per Share Data:
Net income (loss) attributable to Nippon Oil Corporation	¥44.81	¥(204.01)	¥88.12
Cash dividends per share	18	20	12
Cash dividends per share (U.S. dollars)(1)	$0.19	$0.20	$0.12
Balance Sheets:
Total current assets	¥1,967,760	¥1,800,371	¥2,509,199
Total assets	4,180,239	3,986,815	4,719,177
Total current liabilities	2,148,890	1,944,813	2,312,763
Total liabilities	3,212,520	3,103,076	3,351,015
Equity attributable to Nippon Oil Corporation	887,085	802,279	1,263,491
Common stock, no par value	139,437	139,437	139,437
Number of shares (in thousands) as adjusted to reflect changes in capital:
Authorized	5,000,000	5,000,000	5,000,000
Issued	1,464,508	1,464,508	1,464,508
Treasury stock	15,339	15,097	11,256

(1)	The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each fiscal year.

     The following Japanese GAAP selected historical financial data of Nippon Oil as of and for the fiscal years ended March 31, 2010, 2009, 2008, 2007 and 2006 have been derived from Nippon Oil’s consolidated financial statements prepared in accordance with Japanese GAAP, which are not included in this annual report.
Japanese GAAP Selected Historical Financial Data

	As of and for the Fiscal Year Ended March 31,
	2010	2009	2008	2007	2006
	(Millions of yen except per share data and numbers of shares)
Statements of Operations:
Revenues	¥5,774,279	¥7,389,234	¥7,523,990	¥6,624,256	¥6,117,988
Cost of sales	(5,406,740)	(7,414,998)	(6,982,966)	(6,176,656)	(5,521,192)
Selling, general and administrative expenses	(280,802)	(286,743)	(277,061)	(287,915)	(292,866)
Operating income (loss)	86,735	(312,506)	263,962	159,684	303,930
Ordinary income (loss)	113,302	(275,448)	275,666	186,611	309,088
Income (loss) before income taxes and minority interests	91,525	(365,569)	279,812	172,205	298,332
Net income (loss)	43,295	(251,613)	148,306	70,221	166,510
Per Share Data:
Net income (loss)	¥29.70	¥(172.42)	¥101.49	¥48.12	¥114.08
Cash dividends per share	18	20	12	12	12
Cash dividends per share (U.S. dollars)(1)	$0.19	$0.20	$0.12	$0.10	$0.10
Balance Sheets:
Total current assets	¥1,905,267	¥1,758,489	¥2,487,526	¥2,262,528	¥2,140,951
Total assets	4,129,232	3,969,730	4,594,197	4,385,533	4,231,814
Total current liabilities	2,078,492	1,890,264	2,258,130	2,072,145	1,941,846
Total liabilities	3,070,142	2,953,424	3,164,930	3,053,551	2,992,247
Total net assets, including minority interest	1,059,089	1,016,306	1,429,266	1,331,981	1,239,566 (2)
Common stock, no par value	139,437	139,437	139,437	139,437	139,437
Number of shares (in thousands) as adjusted to reflect changes in capital:
Authorized	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Issued	1,464,508	1,464,508	1,464,508	1,464,508	1,464,508
Treasury stock	6,872	6,630	2,789	2,743	7,237

(1)	The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each fiscal year.

(2)	As of March 31, 2007, Nippon Oil adopted the “Accounting Standard for Statement of Changes in Net Assets” (ASBJ Statement No. 6, December 27, 2005) and “Guidance on Accounting Standard for Statement of Changes in Net Assets” (ASBJ Guidance No. 9, December 27, 2005); therefore, amounts corresponding to fiscal year ended March 31, 2006 have been determined by retrospectively applying these standards.

SELECTED HISTORICAL FINANCIAL DATA OF NIPPON MINING
     The following tables present Nippon Mining’s selected historical financial data as of and for each of the fiscal periods indicated. The following data for each of the years ended March 31, 2008, 2009 and 2010 has been derived from Nippon Mining’s annual consolidated financial statements prepared in accordance with U.S. GAAP, which have been audited by Ernst & Young ShinNihon LLC, an independent registered public accounting firm, including the consolidated balance sheets as of March 31, 2009 and 2010 and the related consolidated statements of operations for the years ended March 31, 2008, 2009 and 2010 and the accompanying notes, appearing elsewhere in this annual report.
     The data presented below is only a summary and should be read in conjunction with the consolidated financial statements of Nippon Mining, related notes, and other financial information included herein. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nippon Mining” included elsewhere in this annual report.
U.S. GAAP Selected Historical Financial Data:

	As of and for the Fiscal Year Ended March 31,
	2010	2009		2008
	(Millions of yen except per share data and numbers of shares)
Statements of Operations:
Revenues	¥2,745,700	¥3,494,853		¥3,803,926
Cost of sales	2,494,166	3,425,076		3,499,505
Selling, general and administrative expenses	178,441	179,244		185,791
Operating income (loss)	67,541	(123,891)		115,813
Income (loss) before income taxes	87,845	(90,574)		205,291
Net income (loss)	64,476	(14,613)		126,197
Less: Net income attributable to noncontrolling interests	14,904	9,726		25,272
Net income (loss) attributable to Nippon Mining Holdings, Inc.	49,572	(24,339)		100,925
Per Share Data:
Net income (loss) attributable to Nippon Mining Holdings, Inc., basic	¥53.50	¥(26.26)		¥108.89
Net income (loss) attributable to Nippon Mining Holdings, Inc., diluted	53.44	(26.26	)(1)	108.81
Cash dividends per share	15	14		16
Cash dividends per share (U.S. dollars)(2)	$0.16	$0.14		$0.16
Balance Sheets:
Total current assets	¥952,728	¥791,242		¥1,181,941
Total assets	2,014,147	1,845,112		2,234,199
Total current liabilities	894,063	766,885		1,077,200
Long-term debt, less current portion	356,126	375,025		328,273
Total liabilities	1,382,552	1,278,813		1,567,360
Equity attributable to Nippon Mining Holdings, Inc.	552,972	505,616		596,358
Common stock, no par value	73,920	73,920		73,920
Number of shares (in thousands)
Authorized	3,000,000	3,000,000		3,000,000
Issued	928,462	928,462		928,462
Treasury stock	1,102	2,091		1,649

(1)	This figure does not include 862,079 shares of common stock issuable upon the exercise of certain stock options.

(2)	The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each fiscal year.

     The following Japanese GAAP selected historical financial data of Nippon Mining as of and for the fiscal years ended March 31, 2010, 2009, 2008, 2007 and 2006 have been derived from Nippon Mining’s consolidated financial statements prepared in accordance with Japanese GAAP, which are not included in this annual report.
Japanese GAAP Selected Historical Financial Data

	As of and for the Fiscal Year Ended March 31,
	2010	2009		2008	2007	2006
	(Millions of yen except per share data and numbers of shares)
Statements of Operations:
Revenues	¥3,233,738	¥4,065,059		¥4,339,472	¥3,802,447	¥3,026,262
Cost of sales	3,009,182	3,969,468		4,038,589	3,485,283	2,712,989
Selling, general and administrative expenses	180,818	197,258		197,697	184,906	168,825
Operating income (loss)	43,738	(101,667)		103,186	132,258	144,448
Income (loss) before special items	73,967	(67,433)		192,026	224,236	188,722
Income (loss) before income taxes and minority interest	60,424	(85,836)		188,295	220,082	172,644
Net income (loss)	29,811	(40,794)		99,299	106,430	96,905
Per Share Data:
Net income (loss), basic	¥32.17	¥(44.02)		¥107.14	¥117.98	¥113.87
Net income (loss), diluted	32.14	(44.02	)(1)	107.06	117.91	113.84
Cash dividends per share	15	14		16	16	15
Cash dividends per share (U.S. dollars)(2)	$0.16	$0.14		$0.16	$0.14	$0.13
Balance Sheets:
Total current assets	¥945,460	¥792,082		¥1,157,158	¥996,793	¥906,380
Total assets	2,067,507	1,886,083		2,251,208	2,056,407	1,859,583
Total current liabilities	896,712	758,450		1,058,571	973,495	921,019
Long-term debt, less current portion	336,565	341,993		265,726	215,802	275,424
Total liabilities	1,360,944	1,226,145		1,485,944	1,355,343	1,346,077
Total net assets, including minority interest	706,563	659,938		765,264	701,064	513,506	(3)
Common stock, no par value	73,920	73,920		73,920	73,920	40,000
Number of shares (in thousands) as adjusted to reflect changes in capital:
Authorized	3,000,000	3,000,000		3,000,000	3,000,000	3,000,000
Issued	928,462	928,462		928,462	928,462	848,462
Treasury stock	1,102	2,091		1,649	1,553	1,415

(1)	This figure does not include 862,079 shares of common stock issuable upon the exercise of certain stock options.

(2)	The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each fiscal year.

(3)	As of March 31, 2007, Nippon Mining adopted the “Accounting Standard for Statement of Changes in Net Assets” (ASBJ Statement No. 6, December 27, 2005) and “Guidance on Accounting Standard for Statement of Changes in Net Assets” (ASBJ Guidance No. 9, December 27, 2005); therefore, amounts corresponding to fiscal year ended March 31, 2006 have been determined by retrospectively applying these standards.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
     The following unaudited pro forma combined financial information gives effect to the joint share transfer of Nippon Oil and Nippon Mining, completed on April 1, 2010, in a transaction accounted for under the acquisition method of accounting and in which Nippon Oil is treated as the acquirer for financial reporting purposes. See “Item 4. Information on the Company — Business of JX Holdings” appearing elsewhere in this annual report.
     The unaudited pro forma combined balance sheet information as of March 31, 2010 is based on the individual historical consolidated balance sheets of Nippon Oil and Nippon Mining, appearing elsewhere in this annual report, and gives effect on a pro forma basis to the joint share transfer that created JX Holdings as if it had been consummated on March 31, 2010. The unaudited pro forma combined statements of operations information for the fiscal year ended March 31, 2010 are based on the individual historical consolidated statements of operations of Nippon Oil and Nippon Mining, appearing elsewhere in this annual report, and combine the results of operations of Nippon Oil and Nippon Mining giving effect to the joint share transfer as if it had occurred on April 1, 2009. The historical consolidated financial information has been adjusted to give effect to the events that are directly attributable to the joint share transfer, factually supportable, and, with respect to the pro forma statements of operations, expected to have a continuing impact on the combined results.
     The unaudited pro forma combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what JX Holdings’ financial position or results of operations actually would have been had the joint share transfer been completed at the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of JX Holdings.
     The unaudited pro forma combined financial information should be read in conjunction with the following:
•	accompanying notes to the unaudited pro forma combined financial information;

•	historical audited consolidated financial statements of Nippon Oil for the fiscal year ended March 31, 2010, included in this annual report; and

•	historical audited consolidated financial statements of Nippon Mining for the fiscal year ended March 31, 2010, included in this annual report.
     The unaudited pro forma combined financial information has been prepared using the acquisition method of accounting under U.S. GAAP. Nippon Oil has been treated as the acquirer in the joint share transfer for financial reporting purposes. The pro forma adjustments have been made solely for the purpose of providing unaudited pro forma combined financial information.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
AS OF MARCH 31, 2010

	Historical	Historical
	Nippon	Nippon	Pro Forma		Pro Forma
	Oil	Mining	Adjustments		Combined
	(millions of yen)
ASSETS
Current assets:
Cash and cash equivalents	¥181,737	¥87,170	¥—		¥268,907
Accounts and notes receivable, net:
Trade	765,929	333,830	(23,558)	(a)	1,076,201
Other	121,517	—	—		121,517
Inventories	809,327	437,967	22,724	(b)	1,270,018
Deferred income taxes	27,766	9,392	—		37,158
Other current assets	61,484	84,369	—		145,853

Total current assets	1,967,760	952,728	(834)		2,919,654

Non-current assets:
Property, plant, equipment and oil and natural gas properties, net	1,551,101	696,323	68,093	(d)	2,315,517
Investment in affiliates	139,600	173,735	64,759	(e)	378,094
Investment securities	239,232	50,612	—		289,844
Intangible assets	—	—	18,252	(f)	18,252
Deferred income taxes	157,739	79,896	—		237,635
Other non-current assets	124,807	60,853	(8,480)	(g)	177,180

Total non-current assets	2,212,479	1,061,419	142,624		3,416,522

Total assets	¥4,180,239	¥2,014,147	¥141,790		¥6,336,176

See the accompanying notes to the unaudited pro forma combined financial information.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET (CONTINUED)
AS OF MARCH 31, 2010

	Historical	Historical
	Nippon	Nippon	Pro Forma		Pro Forma
	Oil	Mining	Adjustments		Combined
	(millions of yen)
LIABILITIES AND EQUITY
Current liabilities:
Trade accounts and notes payable	¥501,624	¥252,835	¥(23,558)	(a)	¥730,901
Short-term debt	778,833	346,448	—		1,125,281
Current portion of long-term debt	94,603	81,860	23	(h)	176,486
Accrued expenses	39,845	81,818	—		121,663
Excise taxes payable	311,571	76,448	—		388,019
Income taxes payable	24,064	4,462	—		28,526
Other current liabilities	398,350	50,192	10,442	(c)	458,984

Total current liabilities	2,148,890	894,063	(13,093)		3,029,860

Non-current liabilities:
Long-term debt, less current portion	777,964	356,126	537	(h)	1,134,627
Pension and severance benefits	46,499	60,219	—		106,718
Deferred income taxes	151,375	49,154	69,260	(c)	269,789
Other non-current liabilities	87,792	22,990	—		110,782

Total non-current liabilities	1,063,630	488,489	69,797		1,621,916

Total liabilities	3,212,520	1,382,552	56,704		4,651,776

Commitments and contingencies
Stockholders’ equity:
Common stock, no par value	139,437	73,920	(113,357)	(i)	100,000
Capital surplus	275,697	315,895	155,277	(i)	746,869
Retained earnings	516,203	212,798	(212,798)	(i)	732,985
			216,782	(j)
Accumulated other comprehensive loss	(36,062)	(49,242)	49,242	(i)	(36,062)
Treasury stock, at cost	(8,190)	(399)	399	(i)	(8,190)

Equity attributable to Nippon Oil, Nippon Mining, and Pro Forma Combined	887,085	552,972	95,545		1,535,602
Noncontrolling interests	80,634	78,623	(10,459)	(k)	148,798

Total equity	967,719	631,595	85,086		1,684,400

Total liabilities and equity	¥4,180,239	¥2,014,147	¥141,790		¥6,336,176

See the accompanying notes to the unaudited pro forma combined financial information.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED MARCH 31, 2010

	Historical	Historical
	Nippon	Nippon	Pro Forma		Pro Forma
	Oil	Mining	Adjustments		Combined
	(millions of yen, except per share data)
Revenues	¥4,981,281	¥2,745,700	¥—		¥7,726,981
Cost of sales	(4,588,857)	(2,494,166)	—		(7,083,023)
Selling, general and administrative expenses	(271,203)	(178,441)	(1,116)	(a)	(447,325)
			(1,396)	(b)
			4,831	(c)
Gain (loss) on disposition of property, plant and equipment, net	19,204	(3,477)	—		15,727
Loss on impairment of property, plant and equipment and oil and natural gas properties	(14,408)	(2,075)	—		(16,483)

Operating income	126,017	67,541	2,319		195,877
Interest expense, net	(22,175)	(10,074)	68	(d)	(32,181)
Foreign currency exchange (losses) gains, net	(3,809)	922	—		(2,887)
Loss on impairment of investment securities	(6,117)	(5,354)	—		(11,471)
Dividend income	10,063	2,842	—		12,905
Other income (loss), net	11,892	(3,092)	—		8,800

Income before income taxes and equity in earnings of affiliates	115,871	52,785	2,387		171,043
Provision for income taxes	(44,758)	(23,369)	(649)	(e)	(68,776)
Equity in (losses) earnings of affiliates	(2,470)	35,060	(977)	(f)	31,613

Net income	68,643	64,476	761		133,880
Less: Net income attributable to noncontrolling interests	(3,694)	(14,904)	—		(18,598)

Net income attributable to Nippon Oil, Nippon Mining, and Pro Forma Combined	¥64,949	¥49,572	¥761		¥115,282

Net income per share attributable to Nippon Oil, Nippon Mining, and Pro Forma Combined:
Basic	¥44.81	¥53.50	¥—		¥46.54
Diluted	44.81	53.44	—		46.52

Weighted-average shares used to calculate earnings per share (in thousands):
Basic	1,449,289	926,538	101,450		2,477,277
Diluted	1,449,289	927,595	101,450		2,478,334
See the accompanying notes to the unaudited pro forma combined financial information.

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
1.	Description of the Transaction and Basis of Presentation
     The boards of directors of Nippon Oil and Nippon Mining approved the terms and conditions of the joint share transfer in order to integrate the management and businesses of the two companies under a single holding company known as JX Holdings, a joint stock corporation organized under the laws of Japan. The joint share transfer was completed on April 1, 2010. See “Item 4. Information on the Company — Business of JX Holdings” appearing elsewhere in this annual report.
     The unaudited pro forma combined financial information was prepared using the acquisition method of accounting in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) guidance for Business Combinations (formerly Statement of Financial Accounting Standards No. 141(R)), which Nippon Oil adopted on April 1, 2009.
     Based on the Nippon Oil exchange ratio of 1.07 JX Holdings share for each share of Nippon Oil common stock and the Nippon Mining exchange ratio of 1.00 JX Holdings share for each share of Nippon Mining common stock, as set forth in the joint share transfer agreement, former Nippon Oil shareholders owned 62.6% and former Nippon Mining shareholders owned 37.4% of JX Holdings as of April 1, 2010. Based on these ownership percentages and the relative size of assets and operations, Nippon Oil was identified as the acquirer for financial reporting purposes.
     FASB ASC guidance for Business Combinations requires, among other things, that assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree shall be recognized at their fair values as of the acquisition date. Fair value measurements can be highly subjective and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.
     Acquisition-related transaction costs (i.e., advisory, legal, valuation, and other professional fees) and certain acquisition-related restructuring charges are not included as a component of the consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. For the fiscal years ended March 31, 2010 and 2009, Nippon Oil and Nippon Mining incurred ¥4,831 million and ¥1,483 million, respectively, of acquisition related costs. These expenses are included in selling, general and administrative expenses in Nippon Oil’s and Nippon Mining’s consolidated statement of operations.
     The unaudited pro forma combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that JX Holdings may achieve as a result of the joint share transfer or the costs to integrate the operations of Nippon Oil and Nippon Mining or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.
2.	Accounting Policies
     Upon consummation of the joint share transfer transaction, Nippon Oil and Nippon Mining reviewed their accounting policies. Nippon Oil and Nippon Mining did not identify any differences that would have a material impact on the combined financial statements.

3.	Consideration Transferred
     The following is the calculation of the consideration transferred:

		Millions of Yen
Number of shares of Nippon Mining common stock outstanding as of April 1, 2010 (thousands of shares)	928,462
Multiplied by Nippon Mining exchange ratio of 1.00 JX Holdings share for each share of common stock of Nippon Mining	1.00

Multiplied by the market price of JX Holdings’ stock as of April 1, 2010 (yen)	¥465

Consideration transferred		¥431,735

4.	Estimate of Assets Acquired and Liabilities Assumed
     For the purpose of this pro forma analysis, the above consideration transferred has been allocated based on an estimate of the fair value of assets acquired and liabilities assumed at the acquisition date. The excess of the value of the net assets acquired over the consideration transferred would be recorded as a gain on bargain purchase and is presented as a non-recurring adjustment to the pro forma balance sheet. The following table represents the allocation of the consideration transferred for the acquired net assets and resulting gain on bargain purchase:

Millions of Yen
Fair value of total consideration transferred	¥431,735

Fair values of identifiable assets acquired:
Cash and cash equivalents	87,170
Accounts and notes receivable	333,830
Inventories	460,691
Property, plant, equipment and oil and natural gas properties	764,416
Intangible assets	18,252
Investment securities	50,612
Investments in affiliates	238,494
Other current and non-current assets	136,742
Deferred income taxes	89,288

Fair values of identifiable liabilities assumed:
Accounts and notes payable and accrued expenses	(334,653)
Short-term debt	(346,448)
Long-term debt (including current portion)	(438,546)
Income and excise taxes payable	(80,910)
Other current and non-current liabilities	(143,843)
Deferred income taxes	(118,414)

Noncontrolling interests	(68,164)

Fair value of net assets acquired	648,517

Gain on bargain purchase	¥216,782

5.	Pro Forma Balance Sheet Adjustments
(a)	Inter-company transactions
To eliminate inter-company receivables and payables between Nippon Oil and Nippon Mining as of March 31, 2010.
(b)	Inventories
To adjust inventories to estimated fair value.
(c)	Deferred income taxes
To provide deferred taxes and other tax adjustments.

JX Holdings has applied a blended tax rate of 46% when estimating the tax impact on the pro forma adjustment, representing a weighted-average estimate of the statutory tax rates in the various jurisdictions where pro forma adjustments are reasonably expected to occur. JX Holdings believes that using a blended tax rate is factually supportable in that it is derived from statutory rates and recognize that JX Holdings is a large multinational corporation with operations in many countries. The effective tax rate of JX Holdings could be significantly different (either higher or lower) depending on post-acquisition activities, including repatriation decisions, cash needs and the actual geographical mix of income.
(d)	Property, plant, equipment and oil and natural gas properties
To adjust property, plant, equipment and oil and natural gas properties to estimated fair value.
(e)	Investment in affiliates
To adjust investments in affiliates to estimated fair value.
(f)	Intangible assets
To reflect the recognition of intangible assets to estimated fair value. Intangible assets mainly represent credit card customer relationships, franchise agreements and developed technologies.
(g)	Goodwill
To eliminate the historical goodwill balance included within Nippon Mining’s financial statements as of March 31, 2010.
(h)	Long-term debt
To adjust long-term debt to estimated fair value.
(i)	Stockholders’ equity
The adjustments below are based on the terms of the joint share transfer agreement.
(i)	Common stock
To record the common stock issued by JX Holdings of ¥100,000 million, as per its stated value under the terms of the joint share transfer agreement, reclassify Nippon Oil’s historical common stock of ¥139,437 million to capital surplus and to eliminate Nippon Mining’s historical common stock of ¥73,920 million.
(ii)	Capital surplus
To reclassify Nippon Oil’s historical common stock of ¥139,437 million, eliminate Nippon Mining’s historical capital surplus of ¥315,895 million, and record the consideration transferred of ¥431,735 million, net of the stated value of JX Holdings’ common stock amount of ¥100,000 million.

(iii)	Retained earnings
To eliminate Nippon Mining’s historical retained earnings.
(iv)	Accumulated other comprehensive loss
To eliminate Nippon Mining’s historical accumulated other comprehensive loss.
(v)	Treasury stock
To eliminate Nippon Mining’s historical treasury stock.
(j)	Gain on bargain purchase
The total pro forma consideration transferred of ¥431,735 million as measured under FASB ASC guidance for Business Combinations was based on the fair value of JX Holdings’ share price as of April 1, 2010. The pro forma fair value of net assets acquired was estimated to be ¥648,517 million, which resulted in gain on bargain purchase of ¥216,782 million. The gain on bargain purchase is presented as a non-recurring adjustment to the pro forma balance sheet.

The gain on bargain purchase represents the difference between the consideration transferred and total estimated fair value of net assets of Nippon Mining. The gain on bargain purchase is recognized mainly because the market share price of JX Holdings, which was used to calculate the consideration transferred, was lower than net book value per share of Nippon Mining. Before recognizing a gain on bargain purchase, Nippon Oil reassessed whether it had identified all of the assets acquired and all of the liabilities assumed, and measured all of them at estimated fair value based on ASC guidance for Business Combinations.
(k)	Noncontrolling interests
To adjust noncontrolling interests to estimated fair value.
6.	Pro Forma Statement of Operations Adjustments
(a)	Property, plant, equipment and oil and natural gas properties, net
To adjust depreciation expense of property, plant, equipment and oil and natural gas properties resulting from adjustment to estimated fair value. Oil and natural gas properties and mining properties are depreciated based on the units of production method. Other property plant and equipment are depreciated using the straight-line method with estimated useful life of 3 years to 60 years.
(b)	Intangible assets
To record amortization expense related to the intangible assets recognized at estimated fair value. The estimated amortization period for the intangible assets range from 5 to 17 years.
(c)	Non-recurring costs
To eliminate transaction costs incurred during the fiscal year ended March 31, 2010, which are directly attributable to the joint share transfer transaction but which are not expected to have a continuing impact on combined company’s results of operations.
(d)	Long-term debt
To adjust the interest expense on long-term debt recorded at estimated fair value.
(e)	Income tax expense
To record an estimate of the tax impacts of the pro forma adjustments to the statement of operations using a blended tax rate of 46%. Refer to Note 5(c) of the pro forma balance sheet adjustments for further information.
(f)	Investment in affiliates
To adjust equity in earnings of affiliates as it relates to the estimated fair value adjustments.

7.	Supplemental Unaudited Pro Forma Combined Quantities of Proved Reserves
The following supplemental unaudited pro forma combined quantities of proved reserves information is presented pursuant to the disclosure requirements of FASB ASC guidance for Extractive Activities — Oil and Gas (formerly Statement of Financial Accounting Standards No. 69) for illustrative purposes only.

Refer to “Supplemental Information on Oil and Natural Gas Exploration and Production Activities (Unaudited)” in Nippon Oil’s consolidated financial statements and “Supplemental Information on Oil Producing Activities (Unaudited)” in Nippon Mining’s consolidated financial statements, appearing elsewhere in this annual report.

The following supplemental unaudited pro forma combined quantities of proved reserves information and standardized measure of discounted future cash flows present how the oil and natural gas reserve information and standardized measure of discounted future cash flows of Nippon Oil and Nippon Mining may have appeared had the businesses actually been combined as of and for the fiscal year ended March 31, 2010.
Oil and Natural Gas Reserves

	Nippon Oil		Nippon Mining		Pro Forma Combined
	Oil and			Natural	Oil and	Natural
	NGL	Natural gas	Oil	gas	NGL	gas
	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)

Net proved developed and undeveloped reserves of consolidated subsidiaries:
March 31, 2009	44,466	1,381,584	—	—	44,466	1,381,584
Revisions	6,551	132,700	—	—	6,551	132,700
Extensions and discoveries	147,193	69,638	—	—	147,193	69,638
Production	(11,980)	(182,357)	—	—	(11,980)	(182,357)

March 31, 2010	186,230	1,401,565	—	—	186,230	1,401,565

Proportional interest in proved reserves of equity companies:
March 31, 2009	9,986	101,266	23,545	—	33,531	101,266
Revisions	38	(6,071)	(150)	—	(112)	(6,071)
Purchases of mineral in place	—	—	3,316	—	3,316	—
Extensions and discoveries	7,608	375,207	—	—	7,608	375,207
Production	(1,952)	(4,097)	(4,537)	—	(6,489)	(4,097)

March 31, 2010	15,680	466,305	22,174	—	37,854	466,305

Total proved reserves as of March 31, 2010	201,910	1,867,870	22,174	—	224,084	1,867,870

Proved developed reserves, included above, as of March 31, 2010
Consolidated subsidiaries	176,686	1,011,908	—	—	176,686	1,011,908

Equity companies	6,295	70,078	19,469	—	25,764	70,078

Standardized measure of discounted future cash flows

	Nippon		Nippon
	Oil		Mining
		Proportional	Proportional
	Consolidated	interest of equity	interest of equity	Pro Forma
	Subsidiaries	companies	companies	Combined
	(millions of yen)
March 31, 2010
Future cash inflows	¥1,519,285	¥509,297	¥135,407	¥2,163,989
Future production and development costs	(954,021)	(163,049)	(64,028)	(1,181,098)
Future income tax expenses	(171,742)	(100,779)	(44,370)	(316,891)

Future net cash flows	393,522	245,469	27,009	666,000
10% annual discount for estimated timing of cash flows	(197,609)	(201,329)	(7,326)	(406,264)

Standardized measure of discounted future net cash inflows	¥195,913	¥44,140	¥19,683	¥259,736

SELECTED UNAUDITED PRO FORMA PER SHARE DATA
     The following table sets forth certain historical unaudited pro forma information with respect to net book value per share as of March 31, 2010 and earnings per share and dividends declared per share for the fiscal year ended March 31, 2010 for Nippon Oil and Nippon Mining. The historical information for Nippon Oil and Nippon Mining has been prepared under U.S. GAAP. The information that follows should be read in conjunction with the unaudited pro forma combined financial information and notes thereto, included elsewhere in this annual report and the audited consolidated financial statements for the fiscal year ended March 31, 2010 of each of Nippon Oil and Nippon Mining, included elsewhere in this annual report.
     The pro forma per share data have been included for comparative purposes only and do not purport to be indicative of (a) the results of operations or financial position of JX Holdings which actually would have been obtained if the joint share transfer had been completed at the beginning of the earliest period presented or as of the date indicated, or of (b) the results of operation or financial position of JX Holdings which may be obtained in the future.

				Equivalent
	Historical		Pro Forma	Pro Forma
	Nippon	Nippon		Nippon
	Oil	Mining	JX Holdings	Mining
As of March 31, 2010
Net book value per share (1)	¥612.13	¥596.29	¥619.70	¥619.70

For the fiscal year ended March 31, 2010
Dividends declared per share (2)	¥18.0	¥15.0	¥16.1	¥16.1

Net income per share attributable to Nippon Oil, Nippon Mining, and Pro Forma Combined — basic (2)	¥44.81	¥53.50	¥46.54	¥46.54
Net income per share attributable to Nippon Oil, Nippon Mining, and Pro Forma Combined — diluted (2)	¥44.81	¥53.44	¥46.52	¥46.52

Notes:

(1)	Net book value per share information was calculated using the total number of shares outstanding and pro forma combined total number of shares outstanding as of March 31, 2010.

(2)	Historical dividends declared per share and earnings per share information were based on historical information available elsewhere in this annual report. Pro forma combined dividends declared per share and pro forma earnings per share were calculated using the pro forma combined weighted-average number of shares outstanding for the period.

CURRENCY EXCHANGE RATES
     Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the Japanese yen price of Nippon Oil, Nippon Mining and JX Holdings shares and the U.S. dollar amounts received on conversion of any cash dividends. The following tables show, for the periods and dates indicated, certain information regarding the U.S. dollar/Japanese yen exchange rate. The information is based on the noon buying rates in the City of New York as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00. On July 2, 2010, the exchange rate was ¥87.69 per $1.00.

			Average
	High	Low	(of Month-end Rates)	Period-end
Fiscal Year Ended March 31,
2006	¥120.93	¥104.41	¥113.67	¥117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	113.61	99.85
2009	110.48	87.80	100.85	99.15
2010	100.71	86.12	92.49	93.40
Most Recent Six Months
January 2010	93.31	89.41	91.10	90.38
February 2010	91.94	88.84	90.14	88.84
March 2010	93.40	88.43	90.72	93.40
April 2010	94.51	92.03	93.45	94.24
May 2010	94.68	89.89	91.97	90.81
June 2010	92.33	88.39	90.81	88.49
July 2010 (through July 2)	87.69	87.42	87.56	87.69

RISK FACTORS
In addition to the other information included or incorporated by reference into this annual report, including the matters addressed under the caption “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the matters described below in evaluating the matters described in this annual report.
Risks Related to Our Ongoing Integration
JX Holdings may fail to realize the anticipated benefits of the joint share transfer due to the challenges of integrating the operations of Nippon Oil and Nippon Mining.
     The success of the joint share transfer will depend, in part, on JX Holdings’ ability to realize the anticipated growth opportunities and cost savings from combining the businesses of Nippon Oil and Nippon Mining. The joint share transfer agreement calls for an ongoing integration process, including the establishment of three core operating subsidiaries under JX Holdings, each focusing on one of the petroleum refining and marketing, oil and natural gas exploration and development and metals businesses. JX Holdings faces significant challenges, including the following:
•	effectively integrating the respective organizations, business cultures, procedures and operations of Nippon Oil and Nippon Mining;

•	identifying and streamlining redundant operations and assets, and combining the product and service offerings effectively and quickly;

•	identifying areas and activities that present substantial potential synergies as a result of the joint share transfer, and allocating resources effectively to those and other promising areas and activities;

•	smoothly transitioning relevant operations and facilities to a common information technology system; and

•	developing and implementing uniform accounting policies, internal controls and procedures, disclosure controls and procedures and other governance policies and standards.
     If JX Holdings is not able to successfully manage the integration process, take advantage of the anticipated synergies such as its planned reduction of petroleum refining capacity, and create an integrated business, the anticipated benefits of the joint share transfer and subsequent integration may not be realized fully or at all or may take longer to realize than expected.
Significant costs are being incurred in the course of the integration of the business operations of Nippon Oil and Nippon Mining.
     JX Holdings is incurring significant costs related to the integration of the business operations of Nippon Oil and Nippon Mining. Transaction-related expenses include financial advisory, consulting, legal and accounting fees and expenses and other related charges. JX Holdings may also incur significant indirect costs while integrating and combining the businesses, including expenses associated with eliminating redundant operations and resources, and reallocating and integrating resources and operations. Moreover, JX Holdings may also incur significant opportunity costs in the form of substantial disruption to its businesses and distraction of its management and employees from day-to-day operations. JX Holdings expects to incur significant costs in integrating the branding of its petroleum refining and marketing businesses.
Uncertainties associated with JX Holdings as a new owner may damage JX Holdings’ relationships with customers, suppliers and business partners of Nippon Oil and Nippon Mining.
     Customers, suppliers and business partners of Nippon Oil or Nippon Mining may, in response to the steps taken to integrate the businesses of Nippon Oil and Nippon Mining, delay or defer decisions concerning their relationships with JX Holdings. Moreover, the terms of some of the business alliances to which JX Holdings has succeeded permit the business partner to terminate the alliance upon the completion of the joint share transfer, and some have opted to do so. The loss of such customers, suppliers and business partners, or the termination of business alliances may have a material adverse effect on JX Holdings’ business and results of operations.
Negative media coverage of the joint share transfer, as well as statements by parties with competing interests, could have a materially adverse effect on JX Holdings’ reputation, business and results of operations.
     The joint share transfer of Nippon Oil and Nippon Mining is being covered extensively by both Japanese and foreign media. Some of this coverage may be negative and pertains to a wide range of matters relating to the joint share transfer. Negative media coverage about the joint share transfer, regardless of its veracity, may affect investor sentiment and could have a material adverse effect on the stock price of JX Holdings. The resulting reputational harm from such negative media coverage relating to the joint share transfer may also affect consumer perception, negatively affecting the business and results of operations of JX Holdings. JX Holdings may also be forced to devote considerable resources to address the impact of such media coverage relating to the joint share transfer.
JX Holdings is a holding company and its ability to meet its obligations depends upon the results of operations from its subsidiaries. JX Holdings’ ability to pay dividends is also restricted by statutory provisions.
     JX Holdings is a holding company that conducts substantially all of its operations through its subsidiaries. Accordingly, JX Holdings is dependent upon the earnings and cash flows of, and dividends and other distributions from, its subsidiaries to provide funds necessary to meet its obligations. The ability of JX Holdings’ subsidiaries to pay dividends to JX Holdings may be limited by statutory provisions and contractual restrictions. As a result, although JX Holdings’ subsidiaries may have cash, JX Holdings may not be able to access that cash to satisfy its obligations and pay dividends to its stockholders.
     Under the Companies Act of Japan (the “Companies Act”), JX Holdings may not declare or pay dividends unless it meets specified financial criteria on an unconsolidated basis. Generally, JX Holdings is permitted to pay dividends only if it has retained earnings on its unconsolidated balance sheet as of the end of the preceding fiscal year as determined in accordance with Japanese GAAP. For details of restrictions on the payment of dividends, see “Item 10. Additional Information — Memorandum and Articles of Incorporation — Dividends.”
     In addition, JX Holdings’ right to participate in any distribution of assets of any of its subsidiaries upon the subsidiary’s liquidation or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent that any claims by JX Holdings as a creditor of such subsidiary are recognized. As a result, the shares of each subsidiary held by JX Holdings are effectively subordinated to all existing and future liabilities and obligations of that subsidiary.
A successful legal challenge to the validity of the joint share transfer following its completion may invalidate the shares of JX Holdings issued in the joint share transfer.
     Until six months after the effective date of the joint share transfer, any of Nippon Oil’s or Nippon Mining’s shareholders, directors, corporate auditors or liquidators as of the effective date of the joint share transfer may bring a court action to nullify the joint share transfer. JX Holdings’ shareholders, directors, corporate auditors or liquidators may also bring a court action to nullify the joint share transfer until six months after the effective date of the joint share transfer. A court may nullify the joint share transfer if it finds that a material procedural defect occurred in connection with the joint share transfer. If any court action challenging the validity of the joint share transfer is brought, the price or liquidity of JX Holdings’ shares may be adversely affected, regardless of the merits of the claim. Moreover, if such a court action is successful and a court enters a final and binding judgment, JX Holdings would be liquidated and JX Holdings’ shareholders at the time of such judgment will receive shares of Nippon Oil and/or Nippon Mining.
Risks Relating to JX Holdings’ Business
JX Holdings may not achieve the targets set forth in its management plans due to changes in economic and business conditions.
     The demand and prices for energy, refined petroleum products and metals are affected by general economic growth rates. The global economic and business outlook is uncertain and the occurrence of periods of low or negative economic growth in Japan, Asia or other parts of the world may make it difficult for JX Holdings to achieve the utilization rates and other targets that its management envisioned when it established its current strategy and plans. Economic conditions may cause the dollar-yen exchange rate, spot price for crude oil, price for copper and other key factors to vary from the assumptions used by JX Holdings in its management plans. Such variations could make it difficult for JX Holdings to achieve the objectives in its management plans and could adversely affect JX Holdings’ financial condition and results of operations.
Prices for commodities, including prices for crude oil, natural gas and copper, may fluctuate and JX Holdings may not be adequately hedged, which may adversely affect JX Holdings’ financial condition and results of operations.
     Prices for commodities, including prices for crude oil, natural gas and copper, are affected by changes in supply and demand for such commodities, and can be influenced by various underlying factors including economic conditions, foreign exchange rates and other economic indicators, weather conditions, laws and regulations and actions taken by market participants and regulatory bodies. Furthermore, political developments, including war, embargoes and political strife in oil, natural gas or copper producing regions can affect world crude oil, natural gas and copper supply and prices.
     Fluctuations in prices for commodities, including prices for crude oil, natural gas and copper, could have an adverse effect on JX Holdings’ financial condition and results of operations. Moreover, JX Holdings’ use of the average cost method for evaluating its crude oil inventory will have the effect of reducing the amount of decrease in the cost of goods sold as compared to the amount of decrease in the latest prices JX Holdings pays for crude oil. The average cost method may therefore adversely affect JX Holdings’ results of operations during periods when market prices for crude oil decline below the average cost of crude oil in JX Holdings’ inventory.
     JX Holdings enters into contracts to hedge a portion of its exposure to fluctuations in the prices for oil, natural gas, copper and other commodities, as well as for the prices for certain products manufactured from those commodities. As part of this strategy, it may utilize fixed-price forward physical purchase and sale contracts, futures, financial swaps, and option contracts traded in over-the-counter markets or on exchanges or entered into on a negotiated basis. However, JX Holdings may not cover the entire exposure of its assets or positions to market price volatility, and the coverage will vary over time. As a result, fluctuating commodity prices may adversely affect its financial results to the extent it has unhedged positions. In addition, economic hedging activities may not qualify for hedge accounting under U.S. GAAP, resulting in increased volatility in JX Holdings’ net income.
Prices for JX Holdings’ products such as refined petroleum products, petrochemicals and fabricated metals may fluctuate significantly, resulting in volatile margins for its products, and JX Holdings may be unable to pass along higher production costs to customers.
     The financial results of JX Holdings are largely dependent on the margins that JX Holdings earns on its products, including its refined petroleum products, petrochemicals and metals products. Historically, margins have been volatile, and they are likely to continue to be volatile in the future. Future volatility may adversely affect JX Holdings’ business, since its margins may not be adequate to support profitable operations and positive operating cash flows.
     Prices for JX Holdings’ products are affected by changes in supply and demand for such products and can also be influenced by various underlying factors including economic conditions, weather conditions, actions taken by market participants such as changes in domestic refinery capacity and the number of service stations, laws and regulations and actions taken by regulatory bodies.
     JX Holdings attempts to preserve margins by matching, to the extent possible, changes in the sales prices of its products to changes in the cost of sales. However, due to price competition and other factors, it will not always be possible for JX Holdings to preserve significant margins, or any margins at all. Moreover, even if JX Holdings can adjust the sale prices of its products to reflect changes in cost of sales, price changes may lag changes in the cost of sales. Any lag will adversely affect JX Holdings’ ability to preserve margins during periods of sudden or prolonged increases in raw materials prices. Thus, margins may decline for extended periods of time when prices for raw materials are generally rising. Downward pressure on JX Holdings’ margins may have a material adverse effect on its operating results and cash flows.
Because most of JX Holdings’ sales are concentrated in Japan, adverse economic conditions and energy-conservation trends in Japan may negatively affect JX Holdings’ financial condition and results of operations.
     In the fiscal year ended March 31, 2010, 87.4% of Nippon Oil’s revenues and 79.2% of Nippon Mining’s revenues were generated from customers located in Japan. The concentration of sales in the Japanese market makes JX Holdings’ business highly dependent on consumer demand and general economic conditions in Japan.
     In recent years, Japanese consumers have been increasing their purchases of hybrid and compact cars and other fuel-efficient products, and consumer demand has been decreasing for kerosene space heaters and other items once commonly found in Japanese households that used refined petroleum products as fuel. This shift in consumer trends is reducing demand for refined petroleum products. If these trends continue or accelerate, demand for refined petroleum products could continue to decline, adversely affecting JX Holdings’ financial condition and results of operations.
     Moreover, despite signs of improvement in consumer spending and exports, the outlook for the Japanese economy remains extremely uncertain, owing to declines in private sector capital investment and residential real estate construction and other factors. Demand for refined petroleum products in Japan is expected to continue to decline for the foreseeable future. Any further declines in domestic economic activity would likely depress demand for petroleum products and, owing to JX Holdings’ concentration of sales in the Japanese market, negatively affect JX Holdings’ financial condition and results of operations.
Because sales of some products in China and other Asian countries are significant, adverse economic conditions in those regions may negatively affect JX Holdings’ financial condition and results of operations.
     JX Holdings relies significantly on customers in China and other Asian countries for sales of petrochemicals, refined copper, copper foil, sputtering targets and certain other products. If demand for JX Holdings’ products in China and other Asian countries fails to grow as expected or such demand declines due to economic weaknesses or other adverse conditions in these countries, JX Holdings’ financial condition and results of operations may be adversely affected.
The failure or poor performance of overseas strategic alliances or investments may prevent JX Holdings from realizing the benefits of its growth strategy.
     JX Holdings seeks to capture overseas opportunities by entering into and enhancing alliances with overseas energy companies with a strong presence in Asia, or through overseas investments. JX Holdings plans to use alliances to market its refined petroleum products and other products outside of Japan and expand its oil and natural gas exploration and production business. If JX Holdings fails to identify or enter into effective alliances with partners with whom significant business relationships and synergies may be developed, or fails to maintain Nippon Oil’s and Nippon Mining’s alliances and business relationships, JX Holdings may not realize the benefits of this strategy and may not realize its planned growth overseas.
JX Holdings’ financial condition and results of operations may be adversely affected by risks and uncertainties relating to the foreign jurisdictions in which it sources raw materials.
     JX Holdings sources raw materials for its businesses in countries and regions worldwide. In particular, JX Holdings relies on a limited number of sources in the Middle East for most of its supplies of crude oil. In addition, JX Holdings sources a substantial portion of the copper concentrate used in its smelting and refining business through arrangements with mines in Chile. JX Holdings’ business may be adversely affected by various risks in the foreign jurisdictions where it sources raw materials, including destabilization of the political climate, adverse economic conditions, natural disasters and changes in laws and their application and in governmental policies. If JX Holdings’ supplies of raw materials are disrupted, it may be unable to obtain adequate substitutes because there are only a limited number of jurisdictions from which raw materials can be sourced.

JX Holdings’ business may be adversely affected by existing or future environmental regulations.
     In connection with its various businesses, JX Holdings is subject to extensive environmental protection laws and regulations in Japan and other jurisdictions. These laws and regulations provide for, among other things:
•	restrictions on, or imposition of fees for, the discharge of waste substances or for cleanup costs, including with respect to soil contamination, wastewater, gas or solid waste materials;

•	levy of fines and payment of damages for serious environmental offenses;

•	closure of any facility which fails to comply with regulatory orders, or fails to correct or halt operations causing environmental damage; and

•	mandatory contributions to the International Oil Pollution Compensation (the “IOPC”) Funds.
     In response to the ongoing oil spill in the deepwater Gulf of Mexico, the United States or other governments may impose new regulations or restrictions on deepwater oil drilling, or otherwise adverse to the oil business generally.
     In addition, new environmental regulations and international initiatives, such as the Copenhagen Accord from the United Nations, directed at reducing carbon dioxide may mandate the blending of biomass, which would necessitate additional capital investments in refineries or result in increases in refining and other production-related costs. Japanese or other authorities might revise current regulations or introduce new environmental regulations, and compliance with existing and any future regulations may result in significant additional expenditures. Liabilities and obligations incurred in complying with environmental regulations may have a material adverse effect on JX Holdings’ results of operations and financial condition and could affect how JX Holdings operates its businesses.
     Gould Electronics Inc., a Nippon Mining subsidiary in the United States, is a potential responsible party for the cleanup of certain sites under U.S. environmental laws. Gould Electronics has provided reserves that it considers appropriate, but the actual amount that Gould Electronics may have to contribute may exceed the reserves. Depending on the amount of any such shortfall, JX Holdings’ results of operations and financial condition may be negatively affected.
JX Holdings faces operating risks that may cause significant business interruptions.
     JX Holdings is exposed to a variety of potentially severe operating risks, including the risk of fire, explosions, embargoes, natural disasters (such as earthquakes, thunderstorms, hurricanes and volcanic eruptions), accidents, mechanical problems, labor disputes, epidemics, unexpected geological conditions, oil spills, mine collapses, environmental hazards and weather and other natural phenomena. JX Holdings’ sourcing of raw materials, shipment of products and other transportation activities are subject to the hazards of marine operations, such as piracy, capsizing, collision and adverse weather and sea conditions. If any of these operating risks materializes, JX Holdings could incur substantial losses. Such losses may involve or arise from serious personal injury or loss of life, severe damage to or destruction of property such as plants, natural resources, equipment, information systems, pollution and other environmental damage, cleanup costs and liabilities, regulatory investigations and penalties, and suspension of operations. JX Holdings’ operating risks also include the risk that its business partners may suffer significant business interruptions.
     In accordance with industry practice, JX Holdings maintains insurance against some, but not all, of the risks described above. There can be no assurance that it will have continued access to comparable coverage at acceptable rates or that such coverage will be adequate to cover losses or liabilities that may arise.
JX Holdings’ financial condition and results of operations may be adversely affected by fluctuations in foreign exchange rates.
     Fluctuations in foreign exchange rates may adversely affect JX Holdings’ sales of products overseas, and the Japanese yen-translated value of JX Holdings’ products sold overseas. For example, a strengthening of the Japanese yen against currencies of Asian countries to which JX Holdings exports petrochemical products will adversely affect the price competitiveness of those products and may negatively affect JX Holdings’ financial condition and results of operations. Moreover, fluctuations in foreign exchange rates may adversely affect the Japanese yen-translated price JX Holdings pays when it purchases crude oil used in its petroleum refining and marketing operations. In addition, foreign exchange rate fluctuations may have a material effect on the Japanese yen-translated value of the assets, liabilities, income and expenses of consolidated foreign subsidiaries and affiliates whose functional currencies are not Japanese yen. The high and low exchange rates of Japanese yen for U.S. dollars, expressed in Japanese yen per $1.00 and based on the noon buying rate in the City of New York, were ¥100.71 and ¥86.12 for the fiscal year ended March 31, 2010 and ¥110.48 and ¥87.80 for the fiscal year ended March 31, 2009.
The petroleum refining and marketing business is highly competitive and JX Holdings faces intense competition.
     JX Holdings’ business, especially its petroleum refining and marketing business, faces intense competition, including from domestic Japanese petroleum refining and marketing companies and subsidiaries of major international oil companies such as ExxonMobil Japan, Showa Shell Sekiyu K.K. (“Showa Shell”), Idemitsu Kosan Co. Ltd. (“Idemitsu”) and Cosmo Oil Co., Ltd. The Japanese market for refined petroleum products is extremely price competitive due to the industry’s excess refining capacity, marketing and an excess of service stations. If JX Holdings is not able to effectively operate its businesses, including its petroleum refining and marketing business in this competitive environment, its financial condition and results of operations could be materially and adversely affected.
Any failure by JX Holdings to protect its intellectual property rights from infringement or obsolescence risks may adversely affect its business and competitive position.
     JX Holdings’ businesses rely in part on proprietary refining and manufacturing technologies, proprietary rights in its products, processes and brands in its other businesses, and on its ability to obtain patents, licenses and other intellectual property rights over such technologies to prevent misuse by competitors. Any of JX Holdings’ patents could be challenged, invalidated or circumvented. There can be no assurance that claims allowed on any present and future patents and other intellectual property rights will be sufficiently broad to protect JX Holdings’ interest in or expected returns from the underlying technologies.
JX Holdings’ businesses may be harmed by misappropriation of customers’ personal information or proprietary data.
     JX Holdings manages (directly or through third-party vendors) various personal information and proprietary data of its customers in connection with certain of its businesses, including its petroleum refining and marketing business. JX Holdings may be required to incur significant costs to protect against the threat of security breaches relating to this personal and proprietary data, or to address problems caused by such breaches. In addition, if personal information of JX Holdings’ customers or other proprietary data is misappropriated or if any other significant security breach occurs, whether relating to the information JX Holdings manages or otherwise, JX Holdings could be subject to claims, litigation or other potential liabilities that could materially adversely affect its businesses and results of operations.
JX Holdings may not be successful in attracting and retaining sufficient skilled exploration and production engineers.
     JX Holdings’ success in its exploration and production of oil and natural gas operations depends partly on its effective use of advanced exploration and extraction technologies and methods. In order to implement advanced technologies in a technology-driven industry and to achieve future growth, JX Holdings must recruit and retain qualified scientists and engineers.
     Demand for personnel with the range of capabilities and experience required in the oil and natural gas exploration and production business is high, and success in attracting and retaining such employees is not guaranteed. Failure to retain and attract critical personnel could result in a shortage of such people due to normal attrition. This could result in an inability to maintain an appropriate level of technological improvements or take advantage of new opportunities that may arise. A subsequent decline in competitiveness could have a negative impact on JX Holdings’ operating results and financial condition.
The future performance of JX Holdings will be affected by its ability to find or acquire rights to additional oil and natural gas reserves that are economically recoverable.
     JX Holdings’ future production of oil and natural gas will be affected by its success in finding or acquiring, and developing, additional reserves in a manner that allows economically viable production. Internationally, government-owned oil companies control at least two-thirds of the potential resource base, with only the remainder available for exploration by private oil companies like JX Holdings. To the extent that government-owned oil companies choose to develop their oil and natural gas resources without the participation of international oil companies, or to the extent that JX Holdings is not viewed as a sufficiently attractive alliance partner, its exploration and development opportunities will be limited to a smaller potential resource base.
     Because of limited access to major, new exploration and development opportunities, the bidding for such available opportunities has intensified and is characterized by high prices for successful bids and increasingly stringent conditions on exploration. In addition, a substantial increase in exploration activities by the industry as a whole has had a significant effect on the rates for, and availability of, drilling rigs and other operating resources.
     Unless JX Holdings conducts successful exploration and development activities or purchases rights to proved reserves or resources to be converted into proved reserves, or both, its proved reserves will decline as its existing reserves are exhausted. If JX Holdings is unable to consistently replace its oil and natural gas reserves, production levels may decline, which could negatively affect JX Holdings’ operating results and financial position.
Oil, natural gas and ore reserves data are only estimates, and JX Holdings’ future production may differ materially from estimated reserves.
     The estimation of oil, natural gas and ore reserves involves subjective judgments and determinations based on available geological, technical, contractual and economic information. Proved developed oil and natural gas reserves are those that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Ore reserves are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. None of these amounts can be determined with certainty. Substantial upward or downward revisions in reserve estimates may be required, based on new information from production, drilling, exploration, sampling or testing activities or changes in economic factors, as well as from developments such as acquisitions and dispositions, new discoveries and extensions of existing fields or deposits and the application of improved recovery techniques. Reserve estimates are also subject to correction for errors in the application of published rules and guidance. A downward revision of a reserve estimate is an indication of lower future production. If actual reserves are less than estimated, this may have a material adverse effect on JX Holdings’ production, results of operations and financial condition.
The development of oil, natural gas and mineral resources is subject to substantial uncertainties, and requires significant capital investments.
     JX Holdings’ oil and natural gas fields and copper deposits are in various stages of development. Successful completion depends upon overcoming substantial risks, including, but not limited to, risks relating to failures of siting, financing, construction and governmental approvals. There can be no assurance that any individual project will be completed or otherwise successfully commence commercial operations, or that capitalized costs for projects under development are recoverable. For oil and natural gas properties, under the full cost method, if capitalized costs less accumulated amortization exceeds the full cost ceiling, the excess is charged to expense. For copper deposits, if a project under development is abandoned, all capitalized development costs are expensed. Unsuccessful development efforts may have a material adverse effect on JX Holdings’ results of operations. For more discussion of the full cost method and mining development costs, see Notes 2 to Nippon Oil’s and Nippon Mining’s audited consolidated financial statements included elsewhere in this annual report.

The high cost or unavailability of drilling rigs, equipment, supplies and oil field services could adversely affect JX Holdings’ ability to execute its exploration and production plans on a timely basis and within its budget.
     In connection with the exploration and production of oil and natural gas, JX Holdings expects to lease the necessary exploration and production materials such as drilling rigs and other equipment and supplies from third parties, and also expects to obtain related oil field services from third parties. From time to time, and especially during periods when market prices for crude oil are high, these materials and services are in short supply. During these periods, the costs for these materials and services may increase substantially. Moreover, JX Holdings’ access to such materials and services may be delayed or the materials and services may not be available on commercially acceptable terms. If JX Holdings is unable to obtain required materials and services on commercially acceptable terms and in a timely manner, JX Holdings’ financial condition and results of operations could be adversely affected.
As a custom smelter, JX Holdings is exposed to various factors beyond its control that may adversely affect its margins in the copper smelting and refining business.
     JX Holdings conducts operations in its metals business mainly as a “custom smelter,” as it relies on third-party suppliers for the concentrate used in its smelting operations. As a custom smelter, JX Holdings acquires copper concentrate for its smelting operations from overseas suppliers and produces refined copper for sale to its customers. The margin JX Holdings earns in this business principally consists of treatment and refining charges and a sales premium above the London Metal Exchange (“LME”) price of refined copper. Various factors beyond JX Holdings’ control may, however, affect the treatment and refining charges or sales premiums JX Holdings is able to collect.
     Treatment and refining charges are established through negotiations with copper concentrate suppliers. In recent years, the supply of copper concentrate to the market has tended to be insufficient owing to a decrease in concentrate grade, increasing demand from China and India and other factors, and the negotiating position of custom smelters such as Nippon Mining has become weaker. These factors have combined to put downward pressure on smelting margins and may lead to a material adverse effect on JX Holdings’ results of operations.
     JX Holdings’ treatment and refining contracts are denominated in U.S. dollars. Some of these contracts include terms that adjust the smelting and refining margins to partially reflect fluctuations in international prices for copper. Therefore, JX Holdings’ smelting and refining margins tend to decline when the Japanese yen appreciates in value or when international copper prices fall.
     Sales premiums are established through negotiations with its customers and reflect various factors, including demand for refined copper, import tariffs and other importation costs. Depending on the outcome of customer negotiations, JX Holdings’ margins could decrease, potentially leading to a material adverse effect on JX Holdings’ results of operations.
International competition for copper concentrate is increasing, and failure to procure a stable supply of such concentrate could have a material adverse effect on JX Holdings’ business and results of operations.
     JX Holdings conducts its metal business mainly as a custom smelter, and obtains copper concentrate to be used in its smelting and refining business from third-party suppliers overseas. However, due to a number of factors, including declines in worldwide reserves of ore with high copper content, the world supply of copper concentrate has generally been strained. These factors, coupled with the effect of increasing demand for copper concentrate from large consumers in China and India, have led to intense competition for the copper concentrate available in the world market.
     JX Holdings has investments in various mining complexes to source a significant portion of the copper concentrate used in its smelting and refining business. For the fiscal year ended March 31, 2010, Nippon Mining procured approximately 46% of the copper concentrate used in its smelting and refining business through such arrangements with the Escondida, Los Pelambres and Collahuasi mines in Chile.

     If operations in any of the mining complexes in which JX Holdings has investments are significantly reduced, interrupted or curtailed, JX Holdings may be unable to timely procure on similar terms the raw materials it needs for its smelting and refining business, and its business and results of operations may be materially and adversely affected.
Demand for electronic materials is dependent upon technological developments, and the market for electronic materials is highly competitive.
     JX Holdings sells electronic material products that are mainly used in IT-related and consumer electronics industries. Supply and demand conditions and price movements in those industries may have a material effect on the financial performance of JX Holdings’ electronic materials operations.
     The electronic materials business is highly competitive and subject to rapid technological innovation and changes in customer needs. If JX Holdings is unable to respond effectively to changes in technology and customer needs, then its competitive position in the electronic materials segment may decline.
JX Holdings’ construction business is reliant on trends in public spending and private capital investment.
     JX Holdings’ construction business heavily relies on demand for contract construction, paving and civil engineering projects. As a result, any declines in public spending or private capital investment, including in residential real estate construction, could have a negative affect on JX Holdings’ construction business and negatively affect the results of those operations.
The titanium business is reliant on specialized demand, and its results may be negatively affected by demand volatility.
     Demand for titanium is concentrated in specific industries. Titanium metals are used primarily in the manufacture of aircraft, power plants, chemical plants and seawater desalinization plants. Titanium catalysts are used almost exclusively in propylene polymerization. Changes to conditions for the industries that are major consumers of titanium could cause a decrease in demand for JX Holdings’ titanium business and negatively affect the financial results of those operations.
Risks of Owning the Shares
Japan’s unit share system imposes restrictions on the rights of holders of shares of JX Holdings common stock that do not constitute a unit.
     Pursuant to the Companies Act and certain related legislation, the articles of incorporation of JX Holdings provide that 100 shares of JX Holdings common stock constitute one unit. Holders of shares that constitute less than one unit do not have voting rights under the Companies Act, which imposes other significant restrictions and limitations on such holders. The transferability of such shares is also significantly limited. Under the unit share system, holders of shares constituting less than one unit have the right to require the issuer to purchase their shares. In addition, JX Holdings’ articles of incorporation provide that a holder of less than a unit of JX Holdings shares may request that JX Holdings sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit, constitute one unit of shares, as long as JX Holdings has treasury stock to sell upon such request.
Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.
     The articles of incorporation, share handling regulations and regulations of the board of directors, as well as the Companies Act, govern the affairs of JX Holdings. Legal principles relating to such matters as the validity of corporate actions, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if JX Holdings were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

     It may not be possible for investors to effect service of process within the United States upon JX Holdings’ directors, senior management or corporate auditors, or to enforce against JX Holdings or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.
     JX Holdings is a joint stock company incorporated under the laws of Japan. Almost all of JX Holdings’ directors, senior management and corporate auditors reside outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon these persons. Furthermore, many of the assets of JX Holdings and these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to enforce, against JX Holdings or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. JX Holdings believes that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.
Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell JX Holdings shares at a particular price on any particular trading day, or at all.
     Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock, based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on such exchange may take place outside these limits. Consequently, an investor wishing to sell shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day.
JX Holdings will likely cease to be a reporting company under the Exchange Act as soon as practicable in accordance with applicable rules and regulations.
     JX Holdings will likely decide to cease to be a reporting company under the Exchange Act as soon as practicable in accordance with the rules that permit eligible foreign private issuers to do so. If JX Holdings ceases to be a reporting company, it will no longer be subject to the reporting provisions of the Exchange Act. As a result, U.S. shareholders will have access to less information about JX Holdings and its business, operations and financial performance. If JX Holdings ceases to be a reporting company under the Exchange Act, it will cease, among other things, to be subject to the liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002. If JX Holdings is unable to terminate its reporting obligations as currently contemplated, it may incur additional costs in order to maintain compliance with applicable U.S. laws and regulations.

Item 4.	Information on the Company
BUSINESS OF JX HOLDINGS
Introduction
     JX Holdings is a joint-stock company incorporated under the Companies Act on April 1, 2010. Upon its formation, Nippon Oil and Nippon Mining became its direct, wholly owned operating subsidiaries. Nippon Oil is an oil refiner that offers a range of refined petroleum products and markets almost all of its products under the ENEOS brand in Japan and overseas. It is also an oil and natural gas explorer. Nippon Mining is an oil refiner that offers a range of refined petroleum products and operates JOMO brand gasoline service stations. Nippon Mining is also an integrated producer engaged in the nonferrous metals business, focusing on copper. JX Holdings conducts all of its business operations through Nippon Oil and Nippon Mining. As discussed below, on July 1, 2010, JX Holdings reorganized its operations into three core operating subsidiaries.
     JX Holdings’ registered office is located in Japan at 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo, 100-8161. The telephone number of its registered office is +81-3-6275-5006. JX Holdings’ registered agent in the United States is Nippon Oil (U.S.A.) Limited, located at 300 Park Boulevard, Suite 105, Itasca, Illinois 60143.
Formation of JX Holdings
     The Japanese oil industry has been characterized by excess refining capacity due to the continued decline in domestic demand for refined petroleum products and a shift in consumer demand towards products that utilize other energy sources such as gas and electricity. While the domestic market has been expected to contract, the overseas markets, particularly in Asia, have been expected to grow. In this rapidly changing business environment, the management of each of Nippon Oil and Nippon Mining closely monitored trends in the oil industry and independently undertook initiatives to strengthen its ability to compete, considering all reasonably viable opportunities to increase its competitiveness and enhance corporate value, including the possibility of restructuring its businesses and merging with or forming alliances with other companies.
     On August 25, 2008, Nippon Oil and Nippon Mining held exploratory discussions on a possible integration of the two companies, and concluded that the two companies should each consider the possibility of integrating their businesses. These discussions culminated on December 4, 2008 in the two companies entering into a basic agreement to integrate the management and businesses under a single holding company through a joint share transfer. Under the joint share transfer, all shares of Nippon Oil and Nippon Mining would be transferred to JX Holdings, and the shareholders of Nippon Oil and Nippon Mining would receive new shares issued by JX Holdings in a joint share transfer pursuant to the Companies Act of Japan. On the same day, the two companies announced a preliminary schedule for the transaction, noting that the dates were tentative and that the specific schedule would depend on approval by shareholders and government authorities and other procedural requirements.
     On October 30, 2009, the boards of directors of Nippon Oil and Nippon Mining each unanimously approved the joint share transfer agreement, including the exchange ratio, and the two companies entered into the joint share transfer agreement. On January 27, 2010, the two companies each held extraordinary general meetings of shareholders, at which their respective shareholders approved the joint share transfer. All required governmental approvals were also obtained by the two companies, including clearance from the Japan Fair Trade Commission conditioned upon the future sale of a controlling interest in the needle coke manufacturing and sales business of either Nippon Oil or Nippon Mining. On June 18, 2010, with the approval of the Japan Fair Trade Commission, Japan Energy reached a definitive agreement with Sumitomo Corporation to sell the controlling interest in its petroleum needle coke manufacturing and sales business. On June 28, 2010, after reporting the agreement to JX Holdings’ board of directors, Japan Energy announced the transaction with Sumitomo, which is planned to take effect on October 1, 2010.
     JX Holdings was formed as the holding company for Nippon Oil and Nippon Mining, and the joint share transfer became effective on April 1, 2010. Upon its formation and the effectiveness of the joint share transfer:
•	Issued and outstanding shares of Nippon Oil common stock were exchanged for shares of common stock of JX Holdings at the ratio of 1.07 JX Holdings shares for each share of Nippon Oil;

•	Issued and outstanding shares of Nippon Mining common stock were exchanged for shares of common stock of JX Holdings at the ratio of 1.00 JX Holdings share for each share of Nippon Mining;

•	Shareholders of Nippon Oil and Nippon Mining whose names appeared in the registers of shareholders of the two companies as of March 31, 2010 were allocated shares of JX Holdings in numbers based on the ratios described above, and these numbers (excluding fractional shares of JX Holdings common stock) were reflected in the JX Holdings register of shareholders; and

•	Fractional shares of JX Holdings that would otherwise have been allocated to former shareholders of Nippon Oil were instead sold in the aggregate in the Japanese market or bought by JX Holdings, with the net cash proceeds distributed on a proportionate basis to the former shareholders of Nippon Oil common stock who would have otherwise received such fractional shares.
     After the joint share transfer became effective, former Nippon Oil shareholders held approximately 62.6% and former Nippon Mining shareholders held approximately 37.4% of the outstanding shares of JX Holdings.

Business Goals and Strategies
     Nippon Oil and Nippon Mining conducted the joint share transfer in order to establish a holding company to integrate their businesses and management resources. Through the integration, JX Holdings intends to enhance corporate value by concentrating allocation of business resources in highly profitable areas to develop aggressive, global growth strategies underpinned by best practices. Additionally, JX Holdings intends to pursue business and technological innovations that will help create a better environment and contribute to the development of a sustainable economy and society. JX Holdings aims to utilize its management resources to become one of the world’s leading integrated energy, resources and materials business groups comprising the petroleum refining and marketing, oil and natural gas exploration and production and metals businesses.
     JX Holdings is pursuing the following initiatives through the integration of the management resources and businesses of Nippon Oil and Nippon Mining in order to achieve the goals set forth above:
•	strengthening competitiveness as a leading integrated energy, resources and materials industrial group;

•	enhancing corporate value by focusing management resources on the most profitable business areas;

•	restructuring and streamlining petroleum refining and marketing businesses; and

•	creating synergies from the business integration.
     The diagram below shows the structure of JX Holdings as a holding company immediately after its formation and after the subsequent reorganization of operations into three core operating subsidiaries of JX Holdings on July 1, 2010.
     Nippon Oil and Nippon Mining became wholly owned subsidiaries of JX Holdings upon effectiveness of the joint share transfer and establishment of JX Holdings on April 1, 2010. After integrating and restructuring the petroleum refining and marketing, oil and natural gas exploration and production and metals businesses of Nippon Oil and Nippon Mining under JX Holdings, three core operating subsidiaries were established on July 1, 2010 as direct subsidiaries of JX Holdings, each operating in one of the following areas:
•	Petroleum Refining & Marketing. A core operating subsidiary, JX Nippon Oil & Energy Corporation, was established by combining the refining and marketing business of Nippon Oil, Nippon Petroleum Refining and Japan Energy Corporation.

•	Oil and Natural Gas E&P. A core operating subsidiary, JX Nippon Oil & Gas Exploration Corporation, was established through the merger of Nippon Oil Exploration Limited, a wholly owned subsidiary of Nippon Oil, and Japan Energy Development Co., Ltd., a wholly owned subsidiary of Japan Energy. Prior to the merger with Japan Energy Development, the oil and natural gas exploration and production operation of the merged entity of Nippon Oil, Nippon Petroleum Refining and Japan Energy was transferred to Nippon Oil Exploration.
•	Metals. A core operating subsidiary, JX Nippon Mining & Metals Corporation, was established after Nippon Mining and Nippon Mining & Metals Co., Ltd. merged.
     Other companies within the former Nippon Oil and Nippon Mining groups that are operating in the petroleum refining and marketing, oil and natural gas exploration and production or metals business have become subsidiaries of the respective core operating subsidiaries.
     Other companies within the former Nippon Oil and Nippon Mining groups that are not operating in these three areas have been combined or reorganized, in principle, according to the lines of businesses. Further, companies within the former Nippon Oil and Nippon Mining groups that are listed on stock exchanges, conduct business or otherwise provide services within the group (common group function companies), or are engaged in independent businesses (independent companies) have become direct subsidiaries of JX Holdings.
     In order to pursue the foregoing initiatives, JX Holdings is pursuing the following strategies with respect to its core operating subsidiaries:
•	Petroleum Refining & Marketing. To establish a stable revenue system and realize significant competitive advantages through the implementation of business changes. JX Holdings intends to increase petrochemicals production, to expand business overseas and to move ahead in fuel cells and developing new energy and other businesses with the aim of emerging as an integrated energy enterprise that can respond to its customers’ needs.

JX Holdings intends to decrease refining capacity in light of expected future decreases in the domestic demand for petroleum products, to realize integration synergies in refining, crude oil procurement and other areas and to enhance the efficiency of its refineries. By March 31, 2011, JX Holdings intends to reduce refining capacity by 400,000 barrels per day from Nippon Oil’s and Nippon Mining’s aggregate refining capacity as of December 4, 2008. In addition, JX Holdings intends to reduce refining capacity by a further 200,000 barrels per day by March 31, 2014.

JX Holdings intends to reorganize and consolidate its service stations under Nippon Oil’s existing ENEOS brand name in order to enhance the efficiency of its distribution network. Credit cards issued under Japan Energy’s JOMO service station brand name will also be consolidated under the ENEOS brand name.

JX Holdings plans to continue to focus on supplying competitive products such as its environmentally friendly premium gasoline called ENEOS NEW VIGO, which reduces friction inside engines to enhance both fuel economy and acceleration. The improved engine-cleaning capabilities of this gasoline help reduce the levels of regulated substances found in exhaust gases.
•	Oil and Natural Gas E&P. To become a global oil and natural gas exploration and production company with stable revenue levels by actively making investments while practicing thorough risk management.

JX Holdings intends to replace and expand reserves, primarily through exploration, to pursue additional development projects, with a focus on core countries of operation which include Vietnam, Malaysia and the United Kingdom (North Sea), and to use new technologies, by applying the experience it has obtained in operating oil fields and by using technologies to enhance oil recovery. Furthermore, JX Holdings intends to focus management resources on core candidate countries, including Papua New Guinea, Indonesia, Abu Dhabi and Qatar.
•	Metals. To promote mining development and build a global, integrated operational framework balanced with smelting and refining. JX Holdings plans to increase its equity entitlements in copper mine production, including through the planned development of the Caserones copper and molybdenum deposits in Chile, and to focus on the development of new copper-refining technology, such as Nippon Mining’s proprietary hydrometallurgical refining process, called the Nikko Chloride Process.
JX Holdings aims to strengthen its position in the development of electronic materials, metal manufacturing and the recycling and environmental services businesses, where it expects high growth in the future. In the electronic materials business, JX Holdings aims to increase sales of treated rolled copper foil products and of precision rolled products. In the recycling and environmental services business, JX Holdings intends to have the Hitachi Metal Recycling Complex begin full operation.
Material Commitments for Capital Expenditures
     From the fiscal year ending March 31, 2011 through the fiscal year ending March 31, 2013, JX Holdings plans to invest ¥960 billion in capital expenditures. Of this amount, JX Holdings plans to invest ¥300 billion in the petroleum refining and marketing business, ¥320 billion in the oil and natural gas exploration and production business, and ¥300 billion in the metals business. In the fiscal year ending March 31, 2011, JX Holdings plans to invest approximately ¥270 billion in capital expenditures, including investments in improvements and maintenance of refineries and service stations in the petroleum refining and marketing business, in exploration, development and asset purchase in the oil and natural gas exploration and production business, and copper resource development and investments in improvements and maintenance of smelter and refinery in the metals business.
     The following table describes JX Holdings’ current material plans to construct, expand or improve its facilities:

			Investment Amount
			(Planned)
				Amount of		Actual or	Estimated
		Intended Facility		Expenditure	Method of	Estimated	Completion
Segment	Property	Use	Total	Already Paid	Financing	Start Date	Date
			(Millions of yen
			or U.S. dollars)
Petroleum refining & marketing	—	Construction and renovation of service stations	¥4,920	—	Equity capital, corporate bonds, borrowings	Ongoing	—
Petroleum refining & marketing	—	Renovation of oil terminals	¥93	—	Equity capital, corporate bonds, borrowings	Ongoing	—
Metals	Saganoseki Smelter & Refinery	Copper smelting & refining	¥6,500	—	Equity capital, corporate bonds, borrowings	Ongoing	—
Metals	Caserones copper & molybdenum deposits	Copper & molybdenum mining	$2,000	—	Equity capital, corporate bonds, borrowings	March 2010	December 2013
Intellectual Property
     JX Holdings’ business relies in part on proprietary refining and manufacturing technologies, proprietary rights in its products and processes, and on its ability to obtain patents, licenses and other intellectual property rights over such technologies from third parties.
Oil and Petrochemical Alliances
     JX Holdings relies on business tie-ups and alliances with domestic and overseas companies. JX Holdings believes that domestic alliances, especially those with other refiners and distributors of petroleum products, help reduce costs in the refining and marketing segment by sharing, for example, oil terminals and oil tankers, and enhancing efficiency in distribution through engagement in barter transactions with alliance partners. Moreover, JX Holdings believes that overseas alliances with foreign energy companies help capture overseas opportunities for oil and natural gas exploration and production as well as opportunities to market its refined petroleum products, particularly in Asia.
Domestic Alliances
Idemitsu
     Since 1995, Nippon Oil has maintained an alliance with Idemitsu in refining and distribution of refined petroleum products. Pursuant to this alliance, Nippon Oil has supplied two million kiloliters per annum of products from the Mizushima and Osaka Refineries to Idemitsu. Nippon Oil’s supply to Idemitsu is subject to Idemitsu’s demand. Nippon Oil and Idemitsu have engaged in significant barter transactions of each other’s refined petroleum products, primarily in the area of low-octane gasoline.

Cosmo Oil
     Since October 1999, Nippon Oil has maintained an alliance with Cosmo Oil in a wide range of areas including joint transportation of crude oil, refining and distribution of refined petroleum products, lubricants and fuel cells. In particular, Nippon Oil and Cosmo Oil have engaged in significant barter transactions of each other’s refined petroleum products, primarily in the area of low-octane gasoline. JX Holdings and Cosmo Oil also operate oil terminals through a joint venture company. JX Holdings and Cosmo Oil cross-hold each other’s shares, with JX Holdings owning approximately 1.0% of Cosmo Oil’s shares and Cosmo Oil holding approximately 0.2% of JX Holdings’ shares.
INPEX
     Since February 2006, Nippon Oil has maintained an alliance with INPEX Corporation in oil and natural gas exploration and production. This alliance enables Nippon Oil to jointly develop oil and natural gas sources with the largest oil and natural gas exploration and production company in Japan and generate a stable supply of such sources. JX Holdings and INPEX cross-hold each other’s shares, with JX Holdings owning approximately 4.7% of INPEX’s shares and INPEX holding approximately 1.3% of JX Holdings’ shares.
Overseas Alliances
SK Energy
     Since January 2007, Nippon Oil has maintained an alliance with SK Energy, South Korea’s largest oil company, in oil and natural gas exploration and production, supply, petrochemicals, lubricants and overseas operations. The aim of the alliance is to strengthen the refining and marketing segment and to expand overseas business especially in Asia. JX Holdings and SK Energy cross-hold each other’s shares, with JX Holdings owning approximately 1.0% of SK Energy’s shares and SK Energy holding approximately 0.6% of JX Holdings’ shares. The term of the alliance expires on January 22, 2017, subject to automatic renewal.
CNPC
     Since July 2004, Nippon Oil has maintained a business relationship with CNPC Group, pursuant to which Nippon Oil has undertaken crude oil processing for CNPC Group. Nippon Oil deepened its business relationships into an alliance with CNPC Group in various business areas, including by signing a memorandum of understanding in April 2007 to expand their business relationship. Nippon Oil further signed a letter of intent with CNPC Group in May 2008, in which Nippon Oil agreed to operate the Osaka Refinery through a new joint venture company to be formed by Nippon Oil and CNPC Group. The focus of the Osaka Refinery is expected to be redirected to exports mainly to Asia. CNPC Group received approval to establish the joint venture company from the Chinese government in June 2009, and on June 29, 2010, the two companies signed a memorandum of understanding in relation to the joint venture, which they plan to establish on October 1, 2010.
Seasonality
     JX Holdings’ sales in its petroleum business are affected by changes in climate and weather conditions from year to year, particularly for products such as kerosene, for which demand levels and prices fluctuate significantly in response to prevailing climate and weather conditions. Although the petroleum industry in Japan typically experiences seasonal fluctuations in demand within any particular year, such variations typically follow consistent patterns from year to year and have little impact on JX Holdings’ overall revenues.
Government Regulations
     JX Holdings’ business activities are subject to various governmental regulations in countries in which it operates. JX Holdings’ business activities in Japan are subject to significant regulations including the following:
•	Law Regarding Stockpiling, etc. of Petroleum: a law designed to secure the stable supply of petroleum in Japan in case of any shortage in the supply of petroleum into Japan. The law and related regulations provide measures for the stockpiling of crude oil and refined petroleum products amounting to 70 days’ equivalent of oil an oil company (in the case of JX Holdings, each of Nippon Oil and Japan Energy) sold in Japan in the past 12 months. Under the law, JX Holdings is subject to a range of powers of the Ministry of Economy, Trade and Industry of Japan (“METI”), including the power to inspect and to require the submission of reports and information.

•	Gas Business Act: a law designed to protect the interests of gas users, to achieve the sound development of gas businesses, to ensure public safety and to prevent pollution by regulating the construction, maintenance and operation of gas facilities as well as the manufacturing and sale of gas equipment. As a gas business operator, JX Holdings is subject to various regulations, such as requirements to keep business records, to report supply plans regarding gases to METI and to maintain appropriate gas facilities.

•	Electricity Business Act: a law designed to protect the interests of electricity users, to achieve the sound development of electricity businesses and to ensure public safety and prevent pollution by regulating the construction, maintenance and operation of electric facilities. Regulations are also provided to prepare safety regulations for the construction, maintenance and operation of electric facilities at refineries and other plants, to appoint chief engineers who supervise the safety of the construction, maintenance and operation of such electric facilities and to set qualifications for chief electricity engineers. In addition, as an electricity supplier for wholesale or specified large-scale demand, JX Holdings is subject to the power of METI to regulate price and other terms and conditions of electricity supply transactions, as well as the power to order the amendment of trade terms if such terms and conditions could hinder the promotion of the public interest due to changes in social and economic circumstances.
•	Act on the Evaluation of Chemical Substances and Regulation of Their Manufacture, etc.: a law designed to regulate the manufacturing, importing and use, etc., of chemical substances to prevent environmental pollution. As a manufacturer and importer of certain specified chemical substances under the law, JX Holdings is subject to a range of powers of METI, including the power to issue improvement orders and business suspension orders, to rescind permissions, to require the submission of reports and information and to conduct on-site inspections.

•	Act Concerning the Maintenance of Quality of Gasoline, etc.: under this act, businesses that import, produce and distribute gasoline and other petroleum products are responsible for maintaining a prescribed product quality — from the import, production and processing of the petroleum products to its distribution.

•	Fire Service Act: the production, storage, transportation and handling of dangerous material, including crude oil and oil products, requires permission from an administrative agency. Oil refineries and service stations in Japan must fulfill strict safety requirements, such as meeting technical standards for facilities and maintaining a safety system in order to obtain such permission. Moreover, they are also required to establish a private fire prevention organization in preparation for any disaster.

•	High Pressure Gas Safety Act: the production and storage of high pressure gas, including LPG, comes under a permit system administered by prefectural governors. Every oil refinery in Japan is subject to this act. In order to obtain a permit to produce and store high pressure gas, oil refineries must fulfill strict safety requirements, such as meeting technical standards for facilities and storage and maintaining a safety system, and undergo inspections. However, there is an accreditation system in place that allows those oil refineries that excel at maintaining safety systems to perform their own safety and completion inspections. All of JX Holdings’ oil refineries have received this accreditation.

•	Act on the Prevention of Disaster in Petroleum Industrial Complexes and Other Petroleum Facilities: this act designates petroleum industrial complexes as “special disaster prevention zones,” and requires those businesses to implement special countermeasures to prevent the outbreak of disasters and to mitigate disasters that have already occurred in those zones. Businesses within the zones must establish special disaster prevention facilities and a private disaster prevention organization. They are also subject to layout regulations for the positioning of facilities within the zones and to secure roads and passageways for firefighting vehicles and evacuation.

•	Construction Business Act: under this act, any person or company that intends to operate a construction business is required to obtain authorization to conduct a construction business from the Minister of the Ministry of Land, Infrastructure, Transport and Tourism (“MLIT”) or the governor of the municipal government of the relevant prefecture. This act imposes various obligations on construction operators, such as the obligation to not subcontract their work in entirety, regardless of the method of subcontracting. It also regulates the timing of payment to subcontractors, among other things.

•	Industrial Safety and Health Act: in order to install boilers (including class one pressure vessels), oil refineries must notify a labor standards officer and obtain an inspection certificate. This inspection certificate must be renewed through performance inspections conducted by the administrative agency. However, there is an accreditation system in place that allows oil refineries that excel at maintaining safety systems to continuously operate. All of JX Holdings’ oil refineries have received this accreditation.
     In addition to the laws and regulations above, there is a wide range of permissions and registrations necessary for JX Holdings to conduct its business, such as registration with the Ministry of Health, Labour and Welfare and the relevant local governments as a manufacturer, importer and distributor of poisonous and deleterious substances under the Poisonous and Deleterious Substances Control Law, and permission from the Minister of MLIT to install an air navigation facility as specified by cabinet order under the Civil Aeronautics Act of Japan.
     Overseas, JX Holdings is subject to a number of laws and regulations in the jurisdictions in which it carries out its businesses or with which it has any business or other connections or activities. Such laws and regulations include, but are not limited to, those relating to oil and natural gas exploration and production, labor, public safety, tax and fiscal matters. In addition, business operations of JX Holdings are subject to a variety of environmental protection laws and regulations. See “— Environmental Matters” for further detailed information.
Environmental Matters
     JX Holdings’ petroleum refining, copper smelting and other operations produce substantial amounts of wastewater, gas and solid waste materials. In connection with such operations, JX Holdings is subject to extensive environmental protection laws and regulations in Japan and other jurisdictions relating to the storage, discharge and disposal of such waste. Additionally, JX Holdings is subject to a wide variety of laws and regulations as well as industry standards relating to energy and resource conservation, recycling, global warming, pollution prevention and environmental health and safety. Consistent with JX Holdings’ commitment to global environmental issues, it has established systems and procedures to prevent and reduce pollution. JX Holdings has, however, incurred costs in the past in connection with environmental cleanup in Japan and in the United States and there can be no assurance that additional cleanup costs will not be incurred in the future.
     Significant environment-related regulations to which JX Holdings’ business activities are subject include:
•	Law Prohibiting Air Pollution: under this law, JX Holdings must limit its emission of harmful gases in accordance with standards set by the Ministry of Environment. JX Holdings is required to indemnify aggrieved parties against damages and losses caused by its emission of harmful gases irrespective of its fault.

•	Soil Contamination Countermeasures Act: under this act, owners of land with gas stations or similar facilities must survey their soil to determine the presence of hazardous substances such as lead, arsenic and benzene, and take steps to remove any such contamination, as required.

•	Law Prohibiting Water Pollution: under this law, JX Holdings is required to limit its discharge of wastewater in accordance with standards set forth by the Ministry of Environment. JX Holdings is required to indemnify aggrieved parties against damages and losses caused by its discharge of wastewater irrespective of its fault.

•	Law Regarding Emissions Management and Improvement of Designated Petrochemicals (“PRTR Law”): under this law, JX Holdings, as an operator dealing with chemical materials designated by the law, must notify the government of its emission and shipment amounts of those designated chemical materials every year.

•	Law Regarding Cleanup and Disposal of Waste Materials: under this law, any person or company doing business is required to dispose of industrial wastes by itself or delegate an authorized waste disposer to dispose of the waste in accordance with the relevant government standards.

•	Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”): a law granting the U.S. federal government broad authority to respond directly to releases or threatened releases of hazardous substances that may endanger public health or the environment. CERCLA, commonly known as Superfund, establishes prohibitions and requirements concerning closed and abandoned hazardous waste sites and provides for liability of persons responsible for releases of hazardous waste at these sites. CERCLA also establishes a trust fund to provide for cleanup when no responsible party can be identified.
     JX Holdings, like other Japanese companies in the industry, contributes to the IOPC Funds, which is part of an international regime of liability and compensation for oil pollution damage caused by oil spills from tankers. The IOPC Funds are funded through levies on certain types of oil carried by sea. The levies are paid by the entities receiving the oil after sea transport and normally not by States. Under the regime, the owner of a tanker is liable to pay compensation up to a certain limit for oil pollution damage following an oil spill from a tanker. If that amount does not cover all the admissible claims, further compensation is available from the IOPC Funds. JX Holdings believes that as single-hull tankers are increasingly replaced with double-hull tankers, the incidence of oil spills, and thus its contribution to the IOPC Funds, will decrease.
     While there are currently no material outstanding environmental claims against JX Holdings in Japan, in the past it has incurred significant environmental cleanup costs related to closed domestic mines and other operations. JX Holdings has also made contributions to the Center for Eco-Mining, a fund established by Japanese mining industry participants to cover any future cleanup costs stemming from waste emissions of closed mines in Japan with investment returns generated from the fund. For the fiscal year ended March 31, 2010, JX Holdings contributed approximately ¥46 million to the Center for Eco-Mining. JX Holdings may make additional contributions to this fund if investment returns generated from the fund are insufficient to cover future cleanup costs. JX Holdings otherwise has no commitments with respect to environmental compliance in Japan that would individually or in the aggregate have a material adverse effect on JX Holdings or its consolidated operations.
     In relation to environmental problems that arose in the past in its business activities, Gould Electronics Inc., a U.S.-based subsidiary, has received notices from the U.S. Environmental Protection Agency (“EPA”) and various state environmental protection agencies that it has been identified as a “potentially responsible party (“PRP”), under CERCLA or similar state laws and has been designated to share in the cost of cleanup with respect to certain federal Superfund sites and certain state cleanup sites. Liability under CERCLA and many analogous state laws is strict, meaning that liability may attach regardless of lack or degree of fault. Liability to the EPA generally is joint and several, meaning that a PRP may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site, unless the PRP can demonstrate that harms attributable to its contribution are divisible from those of the other PRPs. However, liability in such matters is typically shared by all of the financially viable PRPs through negotiated agreements. At some cleanup sites, Gould Electronics has not been designated a PRP by the EPA, but one or more PRPs have asserted a private claim for contribution against Gould Electronics. Liability for such contribution claims generally is limited to a PRP’s equitable “fair share” of the costs to address the site. With respect to certain sites, negotiations are ongoing with the EPA, certain state agencies and other PRPs and with respect to other sites, negotiations have concluded and cleanup has commenced or concluded. Negotiations may involve determinations of the actual responsibility of Gould Electronics and the other PRPs at the site, appropriate investigatory and/or remedial actions and allocation of the costs of such activities among the PRPs. The amount of Gould Electronics’ ultimate liability in connection with any specific site may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability and the remediation methods and technology to be used. Some such potential liabilities are currently reasonably estimable, but others are not yet reasonably estimable.

BUSINESS OF NIPPON OIL
Introduction
     Nippon Oil is a joint-stock company incorporated under the laws of Japan.
History and Development
     Nippon Oil was established on May 10, 1888 as Nippon Oil Co., Ltd. The company became known as Nippon Mitsubishi Oil Corporation following the merger in 1999 of Nippon Oil Co., Ltd. and Mitsubishi Oil Co., Ltd. Nippon Mitsubishi Oil Corporation subsequently changed its trade name to Nippon Oil Corporation on June 27, 2002. Subsequently, Nippon Oil reorganized its subsidiaries, including the merger of Nippon Petroleum Gas Co., Ltd. with Nippon Oil and the merger of Nippon Petroleum Refining Co., Ltd. with Nippon Petrochemicals Co., Ltd. Nippon Oil first introduced the ENEOS brand in July 2001.
     In April 1994, Mitsubishi Oil Co., Ltd. discovered the Rang Dong Oil Field in Vietnam and began production in August 1998. In November 1990, Nippon Oil Co., Ltd. discovered the Helang Gas Field in Malaysia, and began production in November 2003. Nippon Oil is the operator of the Rang Dong Field project and the Helang Gas Field project.
     In October 2008, Nippon Oil completed a business integration with Kyushu Oil Co., Ltd. (“Kyushu Oil”) and acquired the Oita Refinery and Kyushu Oil’s network of service stations, which are primarily located in Kyushu, Japan.
     On April 1, 2010, Nippon Oil became a wholly owned subsidiary of JX Holdings.
Business Overview
     Nippon Oil is an integrated energy company, headquartered in Tokyo, Japan. Nippon Oil divides its businesses into four operating segments:
•	refining and marketing;

•	oil and natural gas exploration and production (“E&P”);

•	construction; and

•	other operations.
     The business in the refining and marketing segment includes oil refining and processing, production and sales of refined petroleum products, purchases, storage and sales of coal, liquefied petroleum gas (“LPG”) and other mineral resources, and generation and sales of electricity primarily produced in refineries. The refining and marketing segment also includes production and sales of petrochemicals such as paraxylene, benzene, propylene and ethylene.
     The business in the oil and natural gas E&P segment includes exploration and production of oil and natural gas.
     The business in the construction segment includes road paving, civil engineering, design and construction of petroleum facilities and development and construction of apartment buildings and office buildings.
     The business in the other segment includes retail sales of automotive products such as batteries and fuel additives, sales and leasing of real estate owned by Nippon Oil, marketing, development and operation of information technology systems and administrative and accounting services provided to Nippon Oil.
     The following table sets forth the revenues for each segment for the periods indicated. The information in the table is derived from Nippon Oil’s management reports, which have been prepared on the basis of Japanese GAAP. For reconciliation of total revenues below to total revenues under U.S. GAAP, see Note 23 to Nippon Oil’s audited consolidated financial statements, included elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2010		2009
		Percentages of		Percentages of
	Revenues	Total Revenues	Revenues	Total Revenues
	(Millions of yen except percentages)
Refining and Marketing	¥5,192,419	89.9	¥6,760,526	91.5
Oil and Natural Gas E&P	143,432	2.5	218,623	3.0
Construction	377,436	6.5	356,540	4.8
Other	60,992	1.1	53,545	0.7

Total	¥5,774,279	100.0	¥7,389,234	100.0

     Nippon Oil conducts its operations in Japan and three overseas geographical markets: Asia and Oceania, North America and Europe. The following table sets forth the revenues for Japan and the overseas market for the periods indicated.

	Fiscal Year Ended March 31,
	2010		2009
		Percentage of		Percentages of
	Revenues	Total Revenues	Revenues	Total Revenues
	(Millions of yen except percentages)
Japan	¥4,356,108	87.4	¥5,529,867	86.8
Overseas	625,173	12.6	838,557	13.2

Total	¥4,981,281	100.0	¥6,368,424	100.0

Refining and Marketing
Overview
     Nippon Oil operates multiple refineries in various regions in Japan and its refining and marketing segment is primarily operated through Nippon Oil and its wholly owned subsidiary, Nippon Petroleum Refining Co., Ltd.
     For the fiscal year ended March 31, 2010, the refining and marketing segment was the largest of Nippon Oil’s operating segments by revenues. The refining and marketing segment primarily consists of two lines of businesses: the refined petroleum products business and the petrochemicals business. In the refined petroleum products business, Nippon Oil engages in oil refining and processing, production and sales of refined petroleum products, purchases, storage and sales of crude oil, LPG and other mineral resources and generation and sales of electricity. In the petrochemicals business, Nippon Oil engages in the production and sales of petrochemicals such as paraxylene, benzene, propylene and ethylene. The refining and marketing segment also includes the generation and sale of gas, electric power, coal and other diverse energy sources.
     Nippon Oil’s refined petroleum products business primarily consists of processing crude oil into refined petroleum products such as gasoline (for use in automobiles), naphtha (for use in production of petrochemicals), jet fuel (for use in aircraft), kerosene (for use in heating homes), gas oil (for use in automobiles, trains, machinery, etc.), heavy oil (including fuel oil A and fuel oil C, for use in heating buildings as well as operating of boats, heavy machinery, etc.), LPG (for use in heating, air conditioning, industrial appliances, etc.), and lubricant oil (for use in machinery, engines, etc.), among others.
     Nippon Oil integrates its petrochemical business with its refined petroleum products business through its Chemical Refinery Integration (“CRI”) initiative. The CRI initiative is a strategy to utilize the facilities of oil refineries to efficiently produce petrochemicals. Under the CRI initiative, Nippon Oil typically constructs petrochemical production facilities within or in the vicinity of oil refineries. Nippon Oil’s petrochemicals business includes the production and sales of paraxylene, benzene, propylene, ethylene and other petrochemical products. In recent years, Nippon Oil has expanded its petrochemical production capacity, leveraging off the refined petroleum products produced at its refineries.
Oil Refineries, Petrochemical Plant and Lubricant-Manufacturing Facilities
     Oil Refineries
     Nippon Oil operates seven oil refineries which are spread throughout the major geographic regions of Japan: the Muroran Refinery, the Sendai Refinery, the Negishi Refinery, the Osaka Refinery, the Mizushima Refinery, the Marifu Refinery and the Oita Refinery. The Oita Refinery was acquired through the business integration with Kyushu Oil in October 2008. Nippon Oil is capable of producing a broad range of refined petroleum products and petrochemicals in multiple locations, which enables Nippon Oil to optimize its production levels and production mix of refined petroleum products and petrochemicals. In addition, the geographic diversity of refineries alleviates the impact that localized natural disasters and other negative developments have on Nippon Oil’s business operations. Therefore, Nippon Oil believes it is likely to maintain a stable supply of products even if an earthquake or other natural disasters affect a particular geographic region in Japan. In the fiscal year ended March 31, 2010, Nippon Oil’s oil refineries had the capacity to process 1.3 million barrels of crude oil per day into refined petroleum products.

     The following table sets forth the crude oil refining capacity and utilization rate of each of Nippon Oil’s oil refineries as of and for the fiscal years ended March 31, 2010 and 2009:

	As of and for the Fiscal Year Ended March 31,
	2010		2009
	Capacity (Thousand	Utilization Rate	Capacity (Thousand	Utilization Rate
	barrels per day)	(Percentage)	barrels per day)	(Percentage)
Muroran	180	72	180	86
Sendai	145	81	145	75
Negishi	340	80	340	76
Osaka(1)	115	89	115	87
Mizushima	250	58	250	81
Marifu	127	78	127	77
Oita	160	75	160	76	(2)
Toyama	—	—	60	53	(3)

Total	1,317	75	1,377	78	(2)(3)

(1)	The Osaka Refinery is expected to be operated by a joint venture company with CNPC Group planned to be established on October 1, 2010.

(2)	Nippon Oil acquired the Oita Refinery in October 2008. For the fiscal year ended March 31, 2009, the utilization rate for Oita and the total utilization rate therefore reflect only the utilization rate of the Oita Refinery from the date of acquisition through the fiscal year end.

(3)	The Toyama Refinery terminated refining operations at the end of January 2009 and was converted into an oil terminal in April 2009. The utilization rate of the Toyama Refinery and the total utilization rate for the fiscal year ended March 31, 2009 therefore reflect only the utilization rate of the Toyama Refinery until January 31, 2009.
     The Muroran Refinery, located in Hokkaido prefecture, had capacity to process 180,000 barrels of crude oil per day as of March 31, 2010. The principal products of the Muroran Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil and asphalt. In October 2008, Nippon Oil completed the construction of equipment that produces cumene, a raw material used mainly in the manufacture of automotive head lamp covers and DVDs.
     The Sendai Refinery, located in Miyagi prefecture, had capacity to process 145,000 barrels of crude oil per day as of March 31, 2010. The principal products of the Sendai Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil and asphalt. Nippon Oil completed the installation of a Continuous Catalyst Regenerator platformer in September 2007, to increase production of propylene and xylene, and to utilize by-product gas for high-efficiency electric power generation. In 2007, it also increased production of propylene, xylene and other petrochemicals. Nippon Oil uses the xylene produced at the Sendai Refinery to increase paraxylene production at Mizushima Paraxylene Co., Ltd., a joint venture with Nippon Oil and Mitsubishi Gas Chemical Company.
     The Negishi Refinery, located in Kanagawa prefecture, had capacity to process 340,000 barrels of crude oil per day as of March 31, 2010. The principal products of the Negishi Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil, asphalt and lubricants. The Negishi Refinery has an integrated gasification combined cycle (IGCC) power plant capable of producing electricity, which Nippon Oil sells as an independent power producer (IPP).
     The Osaka Refinery, located in Osaka prefecture, had capacity to process 115,000 barrels of crude oil per day as of March 31, 2010. The principal products the Osaka Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil and asphalt.
     The Mizushima Refinery, located in Okayama prefecture, had capacity to process 250,000 barrels of crude oil per day as of March 31, 2010. The principal products of the Mizushima Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil, asphalt, lubricants and petrochemicals. In March 2009, Nippon Oil completed the construction of a new solvent deasphalting unit, which makes it possible to process heavier grades of crude oil and reduce production of heavy oil C by extracting the raw materials for lighter oils from asphalt and residue.
     The Marifu Refinery, located in Yamaguchi prefecture, had capacity to process 127,000 barrels of crude oil per day as of March 31, 2010. The principal products of the Marifu Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil, asphalt and needle coke.

     The Oita Refinery, located in Oita prefecture, had capacity to process 160,000 barrels of crude oil per day as of March 31, 2010. The principal products of the Oita Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil, asphalt, xylene, paraxylene and benzene.
     Petrochemical Plant
     The Kawasaki Plant, located in Kanagawa prefecture, produces propylene, ethylene and paraxylene, among other petrochemicals.
     Lubricant-Manufacturing Facilities
     In Japan, Nippon Oil operates lubricant manufacturing facilities at the Yokohama Plant and the Negishi Refinery, located in Kanagawa prefecture, the Mizushima Refinery in Okayama prefecture and the Kainan Plant in Wakayama prefecture. In China, Nippon Oil operates lubricant-manufacturing facilities through Nippon Oil (Guangzhou) Lubricants Corporation and Tianjin Nisseki Lubricants & Grease Co., Ltd., lubricant manufacturing and marketing companies based in China of which it holds an equity ownership of 90% and 40%, respectively. Nippon Oil also owns a lubricant-manufacturing facility in Alabama through its wholly owned subsidiary Nippon Oil (U.S.A.) Limited.
     Other Facilities
     Nippon Oil’s joint venture companies with Sanyo Chemical Industries, Ltd., own two sites, in Ibaraki prefecture and Texas, which produce ethylidene norbornene (ENB), a raw material used in high-performance rubber.
Gas, Power, Coal and Renewables
     Nippon Oil complements its core refined petroleum products and petrochemicals businesses with the sales of gas, electric power, coal and other diverse energy sources.
     In gas operations, Nippon Oil stores LNG that it procures at the terminal at the Mizushima Refinery and the terminal in Hachinohe, Aomori prefecture, and supplies natural gas and LNG to gas companies and industrial customers in the area. Nippon Oil is constructing additional LNG tanks and other facilities at the Mizushima Refinery to meet future natural gas and LNG demand in Japan. Nippon Oil is involved in the wholesale and retail sale of electricity to power companies. In electric power operations, Nippon Oil has the capacity to supply wholesale approximately 800,000 kilowatts of electricity as an independent power producer, and has the capacity to supply in retail approximately 500,000 kilowatts of electricity as a power producer and supplier. In coal operations, Nippon Oil sold approximately 6.5 million tons of coal in the fiscal year ended March 31, 2010 extracted from Australia’s Bulga coal mine. The coal is sold primarily to power and steel companies in Japan.
Suppliers
     For the fiscal years ended March 31, 2010 and 2009, Nippon Oil procured approximately 91% and 89% of its crude oil from the Middle East, respectively. Nippon Oil’s major sources of crude oil in the Middle East include Saudi Arabia, United Arab Emirates and Kuwait.
     Approximately 70% of the crude oil that Nippon Oil procured for the fiscal year ended March 31, 2010 from third parties was purchased through contracts, which typically have terms of one year subject to automatic renewal. These contracts establish a volume of crude oil the supplier is obligated to sell and Nippon Oil is obligated to buy. The price paid by Nippon Oil over the term of such agreements is set by a formula based on the spot market price for Dubai crude oil. The remainder of crude oil procured by Nippon Oil is purchased on the spot market.
Stockpile
     In order to satisfy Japanese law and regulations, Nippon Oil holds a stockpile of crude oil and refined petroleum products amounting to 70 days’ equivalent of oil it sold in Japan in the past 12 months. Nippon Oil also holds government-controlled reserves of petroleum on behalf of the Japanese government as part of Japan’s strategic petroleum reserve. Government-controlled reserves are held in crude oil only.

Transportation
     Nippon Oil operates a fleet of more than 24 oil tankers, 20 of which have approximately 300,000 tons of deadweight each and are used principally for transporting oil from oil-producing countries to Japan, and the remaining four of which have approximately 100,000 tons of deadweight each and are principally used for the purpose of transporting oil within Japan. Nippon Oil owns three of the smaller oil tankers and two of the larger oil tankers. The oil tankers not owned by Nippon Oil are either bare-boat chartered or time-chartered. The four smaller oil tankers used principally in Japan are occasionally used to transport oil to Japan from oil-producing countries when they are not transporting oil in Japan. Nippon Oil also lends and borrows oil tankers to and from other companies to the extent it is cost-effective to do so.
Sales and Distribution
     The following table sets forth Nippon Oil’s sales volume of principal products on an unconsolidated basis excluding buy/sell transactions, referred to as “barter transactions” for purposes herein, for the fiscal years ended March 31, 2010 and 2009:

	Fiscal Year Ended March 31,
	2010	2009
	(Million kiloliters except
	petrochemicals, LPG and coal, which
	are in million tons)
Gasoline	14.3	13.4
Naphtha	1.8	1.9
Jet fuel	1.3	1.2
Kerosene	6.0	5.2
Gas oil	8.2	8.0
Fuel oil A	5.0	5.1
Fuel oil C	5.1	7.4

Subtotal of domestic fuel	41.7	42.1
Crude oil	1.1	2.4

Total	42.8	44.5
Lubricants and specialty products	2.2	2.2
Petrochemicals	4.1	3.5
Fuel for export	6.9	8.8
LPG	1.8	2.0
Coal	4.4	4.9

     Nippon Oil supplies the following principal refined petroleum products primarily to the following customers: gasoline, gas oil and kerosene to distributors in its network of service stations; naphtha to chemical companies; jet fuel to airlines; fuel oil A to manufacturing companies; and fuel oil C to manufacturing companies and electricity companies.
     Nippon Oil uses the nationally recognized ENEOS brand name for its network to market primarily gasoline, gas oil and other automobile-related refined petroleum products. The ENEOS brand name is being used by JX Nippon Oil & Energy. See “Item 4. Information on the Company — Business of JX Holdings.” As of March 31, 2010, the network consisted of 9,514 service stations, with a national footprint that encompassed all major geographic regions of Japan. As of March 31, 2010, Nippon Oil owned 1,899, or approximately 20.0%, of the service stations in the network and independent owners operated the remaining service stations. Nippon Oil supplies refined petroleum products to independent owners typically through contracts under which Nippon Oil supplies required quantities of refined petroleum products and the owners are required to exclusively purchase such products from Nippon Oil. The prices of refined petroleum products sold by Nippon Oil under these contracts are generally linked to market indices.
     In April 2008, Nippon Oil realigned its service station network through the management integration of the ENEOS Frontier Company, Limited, Taiheiyo Sekiyu Hanbai Company, Limited and Takanawa Energy Corporation, which were all wholly owned subsidiaries involved in the sale of refined petroleum products.
     To strengthen the competitiveness of its service station network, Nippon Oil operates the premium-service Dr. Drive (“D.D.”) service stations, which offer complete automotive services ranging from car inspections to oil changes. As of March 31, 2010, the network included 2,081 D.D. service stations, representing approximately one fifth of the overall service station network.
     Nippon Oil distributes refined petroleum products from oil terminals to service stations using ships, tank lorry trucks and railroads.
     Nippon Oil also conducts barter transactions with other Japanese oil refiners, in particular with Idemitsu, Cosmo Oil and Japan Energy. These transactions, which are common in the Japanese oil industry and are entered into in various geographic areas in Japan, permit Nippon Oil to reduce freight expenses and lower its overall costs by facilitating coverage of supply imbalances in gasoline and certain other refined petroleum products arising from temporal and geographic differences in demand. During the fiscal year ended March 31, 2010, approximately 13.3% by volume of Nippon Oil’s sales of refined petroleum products were sold in barter transactions. Revenues from barter transactions are presented on a net basis under U.S. GAAP.
     In May 2008, Nippon Oil signed a letter of intent with CNPC Group, in which Nippon Oil agreed to operate the Osaka Refinery through a new joint venture company to be formed by Nippon Oil and CNPC Group. The focus of the Osaka Refinery is expected to be redirected to exports mainly to Asia. CNPC Group received approval to establish the joint venture company from the Chinese government in June 2009 and on June 29, 2010, the two companies signed a memorandum of understanding in relation to the joint venture, which they plan to establish on October 1, 2010.
Oil and Natural Gas E&P
   Reserves
     Summary of Oil and Gas Reserves at Year Ended March 31, 2010
     Nippon Oil’s proved oil and gas reserves are calculated in accordance with the United States Securities and Exchange Commission (“SEC”) regulations and the requirements of the FASB. Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from known reservoirs under existing economic conditions, operating methods and government regulations.
     The following table summarizes Nippon Oil’s oil-equivalent proved reserves in each geographic area and by product type for consolidated subsidiaries and equity companies as of March 31, 2010. Nippon Oil has reported proved reserves on the basis of the unweighted artithmetic average of the first-day-of-the-month price for each month during the last 12-month period. Gas is converted to an oil-equivalent basis at six million cubic feet per one thousand barrels. No major discovery or other favorable or adverse event has occurred since March 31, 2010, that would cause a significant change in the estimated proved reserves as of that date.

				Oil-Equivalent
	Oil and NGL	Synthetic Oil	Natural Gas	Basis
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)
Proved reserves
Developed
Consolidated subsidiaries
United States	6,271	-	70,891	18,086
Canada	-	143,999	-	143,999
United Kingdom	9,878	-	45,285	17,426
Southeast Asia	16,141	-	895,732	165,430
Oceania	397	-	-	397

Total consolidated subsidiaries	32,687	143,999	1,011,908	345,338

Equity companies
Southeast Asia	1,254	-	70,078	12,934
Oceania	5,041	-	-	5,041

Total equity companies	6,295	-	70,078	17,975

Total developed	38,982	143,999	1,081,986	363,313

Undeveloped
Consolidated subsidiaries
United States	5,713	-	10,910	7,531
United Kingdom	178	-	26	182
Southeast Asia	3,653	-	378,721	66,773

Total consolidated subsidiaries	9,544	-	389,657	74,486

Equity companies
Southeast Asia	297	-	21,020	3,800
Oceania	9,088	-	375,207	71,623

Total equity companies	9,385	-	396,227	75,423

Total undeveloped	18,929	-	785,884	149,909

Total proved reserves	57,911	143,999	1,867,870	513,222

     Through Mocal Energy, a wholly owned subsidiary of Nippon Oil Exploration Limited (“NOEX”), Nippon Oil holds a five percent participation interest in Syncrude, an oil sands joint venture located in Alberta, Canada. The joint venture operation produces bitumen from oil sands deposits in the Fort McMurray region utilizing mining techniques and upgrades crude bitumen to synthetic crude oil. Proved reserves as of March 31, 2010 under the new SEC regulations include 143,999 mbbl of proved synthetic crude oil (bitumen after upgrading excluding blendstocks) related to Nippon Oil’s oil sands mining operations.
     Proved reserves are estimated based on reasonable certainty to be economically producible and the timing and amount that is recoverabable can be affected by a number of factors and assumptions, including completion of development projects, reservoir performance, regulatory approvals and significant changes in projections of long-term oil and gas price levels. As a result, proved reserves are expected to be revised as oil and natural gas are produced and additional data become available. Accordingly, recoverable reserves are subject to upward and downward adjustments from time to time. DeGolyer and MacNaughton (“D&M”) certified Nippon Oil’s oil and gas reserve estimates as of March 31, 2010. The estimates for the certification were performed in accordance with Rule 4-10 of Regulation S-X. See “Item 18. Financial Statements — Supplemental Information on Oil and Natural Gas Exploration and Production Activities (Unaudited)” in Nippon Oil’s consolidated financial statements included elsewhere in this annual report for more information.
     Preparation of Reserves Estimates
     Nippon Oil engaged the consulting firm D&M to estimate as of March 31, 2010, the reserves attributable to the interests of Nippon Oil in the oil and gas projects in which Nippon Oil participates. The properties for which the reserve estimates were prepared under the D&M report account for 100% on a net equivalent barrel basis of Nippon Oil’s net proved reserves as of March 31, 2010. Reserve estimates are reviewed by engineers in the Production Department at NOEX as part of the company’s internal controls.
     The D&M report on Nippon Oil’s estimated oil and gas reserves was prepared using standard geological and engineering methods generally accepted in the petroleum industry. D&M is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 70 years. The D&M report on Nippon Oil’s March 31, 2010 oil and gas reserves is included as Exhibit 15.1 to this annual report on Form 20-F. The report also includes among other information, the qualifications of the technical person primarily responsible for overseeing such reserve estimate.
      Proved Undeveloped Reserves
     As of March 31, 2010, 149,909 mbbl of proved undeveloped reserves on an oil-equivalent basis were reported. This was a decrease of 9,610 mbbl from March 31, 2009, primarily due to the transfer of 95,475 mbbl from proved undeveloped to proved developed reserves on an oil-equivalent basis, primarily reflecting production commencement of natural gas from the Tangguh Project in Indonesia, which was partially offset by the addition of reserves in Papua New Guinea.
     For the year ended March 31, 2010, Nippon Oil estimates that costs, including capital expenditures, of approximately $268 million were incurred to convert proved undeveloped reserves to proved developed reserves.

     Oil and Gas Production, Production Prices and Production Costs
          Oil and Gas Production
          The table below summarizes production by final product sold and by geographic area for the last three years.

	Year Ended March 31
	2010		2009		2008
	(thousands of barrels daily)
Oil and NGL production
Consolidated subsidiaries
United States	4		4		6
United Kingdom	9		7		6
Malaysia	7		8		9
Indonesia	1		-		-
Other countries in Southeast Asia	7		9		8
Oceania	2		3		6

Total consolidated subsidiaries	30		31		35

Equity companies
Southeast Asia	*	[2]	*	[2]	*	[2]
Oceania	5		3		2

Total equity companies	5		3		2

Total oil and NGL production	35		34		37

Synthetic oil production
Consolidated subsidiaries
Canada*[1]	14

Total synthetic oil production	14

	(millions of cubic feet daily)
Natural gas production
Consolidated subsidiaries
United States	44		32		47
United Kingdom	21		20		20
Malaysia	379		272		505
Indonesia	46		-		-
Other countries in Southeast Asia	17		16		13

Total consolidated subsidiaries	507		340		585

Equity companies
Southeast Asia	11		23		28

Total equity companies	11		23		28

Total natural gas production	518		363		613

	(thousands of oil-equivalent barrels daily)
Oil-equivalent production	135		95		139

*[1]	Includes production from January through March 2010.

*[2]	The daily production was less than one thousand of barrels.

     Production Prices and Production Costs
     The table below summarizes average production prices and average production costs by geographic area and by product type for the last three years.

	United		United	Southeast
	States	Canada*	Kingdom	Asia	Oceania	Total
Year ended March 31, 2010
Consolidated subsidiaries
Average production prices
Oil and NGL, per barrel	¥5,935	¥-	¥6,168	¥6,509	¥6,783	¥6,355
Natural gas, per thousand cubic feet	388	-	496	214	-	247
Synthetic oil, per barrel	-	5,930	-	-	-	5,930
Average production costs, per barrel-total	3,059	4,043	3,448	1,053	5,693	1,748
Equity companies
Average production prices
Oil and NGL, per barrel	-	-	-	4,955	6,096	5,975
Natural gas, per thousand cubic feet	-	-	-	813	-	813
Average production costs, per barrel-total	-	-	-	1,812	2,327	2,131
Total
Average production prices
Oil and NGL, per barrel	5,935	-	6,168	6,428	6,244	6,274
Natural gas, per thousand cubic feet	388	-	496	248	-	274
Synthetic oil, per barrel	-	5,930	-	-	-	5,930
Average production costs, per barrel-total	3,059	4,043	3,448	1,096	3,048	1,787
Year ended March 31, 2009
Consolidated subsidiaries
Average production prices
Oil and NGL, per barrel	¥10,424		¥9,553	¥12,676	¥9,976	¥11,215
Natural gas, per thousand cubic feet	880		824	320	-	406
Average production costs, per barrel-total	6,612		3,444	1,772	8,394	2,704
Equity companies
Average production prices
Oil and NGL, per barrel	-		-	8,687	9,261	9,111
Natural gas, per thousand cubic feet	-		-	916	-	916
Average production costs, per barrel-total	-		-	2,173	5,599	3,443
Total
Average production prices
Oil and NGL, per barrel	10,424		9,553	12,454	9,627	11,009
Natural gas, per thousand cubic feet	880		824	354	-	431
Average production costs, per barrel-total	6,612		3,444	1,795	7,027	2,752
Year ended March 31, 2008
Consolidated subsidiaries
Average production prices
Oil and NGL, per barrel	¥7,808		¥7,860	¥8,532	¥9,461	¥8,452
Natural gas, per thousand cubic feet	794		935	319	-	409
Average production costs, per barrel-total	5,120		2,960	1,239	3,882	2,066
Equity companies
Average production prices
Oil and NGL, per barrel	-		-	8,117	9,347	8,972
Natural gas, per thousand cubic feet	-		-	810	-	810
Average production costs, per barrel-total	-		-	2,223	4,070	2,829
Total
Average production prices
Oil and NGL, per barrel	7,808		7,860	8,508	9,434	8,494
Natural gas, per thousand cubic feet	794		935	345	-	427
Average production costs, per barrel-total	5,120		2,960	1,292	3,928	2,109
* Included as a result of the update to Extractive Activities - Oil and Gas (FASB ASC Topic 932).

     Drilling and Other Exploratory and Development Activities
          Number of Net Productive and Dry Wells Drilled

	Year Ended March 31
	2010	2009	2008
Net productive exploratory wells drilled
Consolidated subsidiaries
United States	2	3	4
Canada	-	-	-
United Kingdom	-	*	-
Southeast Asia	1	-	1
Oceania	-	1	-
Other	-	-	-

Total consolidated subsidiaries	3	4	5

Equity companies
Southeast Asia	-	-	-
Oceania	*	-	*

Total equity companies	*	-	*

Total productive exploratory wells drilled	3	4	5

Net dry exploratory wells drilled
Consolidated subsidiaries
United States	-	*	*
Canada	-	-	-
United Kingdom	1	1	-
Southeast Asia	-	1	-
Oceania	-	*	*
Other	*	-	-

Total consolidated subsidiaries	1	2	*

Equity companies
Southeast Asia	-	*	-
Oceania	*	-	*

Total equity companies	*	*	*

Total dry exploratory wells drilled	1	2	*

Net productive development wells drilled
Consolidated subsidiaries
United States	3	3	4
Canada	-	-	-
United Kingdom	1	1	*
Southeast Asia	2	8	5
Oceania	-	*	-
Other	-	-	-

Total consolidated subsidiaries	6	12	9

Equity companies
Southeast Asia	*	-	-
Oceania	*	*	-

Total equity companies	*	*	-

Total productive development wells drilled	6	12	9

Net dry development wells drilled
Consolidated subsidiaries
United States	2	1	2
Canada	-	-	-
United Kingdom	-	-	*
Southeast Asia	-	*	-
Oceania	-	-	*
Other	-	-	-

Total consolidated subsidiaries	2	1	2

Equity companies
Southeast Asia	-	-	-
Oceania	-	-	-

Total equity companies	-	-	-

Total dry development wells drilled	2	1	2

Total number of net wells drilled	12	19	16

* Nippon Oil’s total proportionate interest was less than one.

          Exploratory and Development Activities Regarding Oil and Gas Resource Extracted by Mining Technologies
          Syncrude is a joint venture established to recover shallow deposits of oil sands using open-pit mining methods to extract the crude bitumen, and then upgrade it to produce a high-quality, light (32 degrees API), sweet, synthetic crude oil. Mocal Energy, a wholly owned subsidiary of NOEX, is the owner of a five percent interest in the joint venture. The Syncrude operation, located near Fort McMurray, Alberta, Canada, mines a portion of the Athabasca oil sands deposit. Syncrude joint venture owners hold eight oil sands leases covering about 250,000 acres in the Athabasca oil sands deposit. Since startup in 1978, Syncrude has produced about 2.0 billion barrels of synthetic crude oil. The produced synthetic crude oil is shipped from the Syncrude site to Edmonton, Alberta, by Alberta Oil Sands Pipeline Ltd. In 2009, Syncrude’s net production of synthetic crude oil was about 259 thousands of barrels per day and gross production was about 280 thousands of barrels per day. The company’s share of net production in the fiscal year ended March 31, 2010 was about 14 thousands of barrels per day. Current Syncrude crude oil production capacity is 350 thousands of barrels a day.
     Present Activities
          Wells Drilling

	Year Ended March 31, 2010
	Gross	Net
Wells drilling
Consolidated subsidiaries
United States	-	-
Canada	-	-
United Kingdom	2	1
Southeast Asia	1	*
Oceania	-	-
Other	-	-

Total consolidated subsidiaries	3	1

Equity companies
Southeast Asia	-	-
Oceania	-	-

Total equity companies	-	-

Total gross and net wells drilling	3	1

* Nippon Oil’s total proportionate interest was less than one.

          Review of Principal Ongoing Activities
          During the fiscal year ended March 31, 2010, Nippon Oil primarily operated its business through its wholly owned subsidiary NOEX. NOEX’s operations encompass 12 countries in five geographic areas: United States, Canada, United Kingdom, Southeast Asia and Oceania. Set forth below is a review of Nippon Oil’s exploration and production operations, including principal ongoing activities in the respective regions.
United States
          In the United States, Nippon Oil Exploration U.S.A. (“NOEX USA”), a subsidiary of NOEX, holds interests in 35 producing oil and gas fields, including a 50% interest in the Orchard North field in onshore Texas and interests ranging between 6.1% and 100% in Aconcagua, Fordham, Virgo, K2 and other fields in the Gulf of Mexico. NOEX USA operates 18 of these fields. The main focus of operations is in the Gulf of Mexico, especially in the area of shallow depth water (less than 200 meters) where NOEX USA is aiming to expand its business by drilling exploratory wells.
          For the fiscal year ended March 31, 2010, average net oil-equivalent production in the United States was 12 thousand barrels per day.
          In January 2010, NOEX USA discovered gas on the Davy Jones prospect located on South Marsh Island Block 230 in the Gulf of Mexico. NOEX USA and its partners in the block have carried out drilling operations in the area since August 2009 and the well has been drilled to a measured depth of 28,263 feet. NOEX USA and its partners plan to appraise this gas find and evaluate its reserves and production rate.
Canada
          Mocal Energy is a partner with a 5.0% interest in the Syncrude Project, a joint venture that produces high-quality, light (32 degrees API), sweet, synthetic crude oil from sand containing bitumen (oil sand). The Syncrude operation, located near Fort McMurray, Alberta, Canada, mines a portion of the Athabasca oil sands deposit. Syncrude joint venture owners hold eight oil sands leases covering about 250,000 acres in the Athabasca oil sands deposit. Since startup in 1978, Syncrude has produced about 2.0 billion barrels of synthetic crude oil. The produced synthetic crude oil is shipped from the Syncrude site to Edmonton, Alberta, by Alberta Oil Sands Pipeline Ltd. In 2009, Syncrude’s net production of synthetic crude oil was about 259,000 barrels per day and gross production was about 280,000 barrels per day. Current Syncrude crude oil production capacity is 350,000 barrels a day. Mocal’s share of net production in the fiscal year ended March 31, 2010 was about 14 thousand barrels per day.
United Kingdom
          Nippon Oil Exploration and Production UK (“NOEPUK”), a wholly owned subsidiary of NOEX, holds interests in a number of fields in the UK North Sea currently producing oil and gas, including an 11.2% interest in the Andrew field, a 5.0% interest in the Mungo and Monan fields, a 3.8% interest in the Pierce field, a 3.5% interest in the Mirren and Madoes fields, a 2.1% interest in the Merganser field, a 14.0% interest in the Blane field, a 7.5% interest in the Magnus fields, 4.0% to 7.9% interests in the Blae fields, and an 18.5% interest in the West Don field. NOEPUK is striving to acquire new acreages through open bid rounds and farm-in and other opportunities, and to bring such newly acquired acreages into the development and production stage.
          For the fiscal year ended March 31, 2010, average net oil-equivalent production in the United Kingdom was 13 thousand barrels per day.
          In January 2009, NOEPUK discovered gas in the Culzean prospect in Block 22/25a. Commercial oil production commenced from the West Don field in April 2009.
Southeast Asia
          Nippon Oil conducts exploration and production operations in Malaysia, Indonesia, Vietnam, Myanmar and Thailand. For the fiscal year ended March 31, 2010, average net oil-equivalent production in Southeast Asia was 91 thousand barrels per day.
          Malaysia
          Nippon Oil Exploration (Malaysia), NOEX’s subsidiary, has been involved since 1987 in the ongoing exploration and development of and production of natural gas from Block SK10 (Helang Gas Fields and Layang Gas Field), where it holds a 75.0% interest and acts as operator. Nippon Oil Exploration (Sarawak), NOEX’s subsidiary, also holds a 37.5% interest in Block SK8 (Serai Gas Field, Jintan Gas Field and other nearby fields). The natural gas produced from Blocks SK10 and SK8 is transported through subsea pipeline to a liquefaction plant in Bintulu, Sarawak, owned by Malaysia LNG Tiga Sdn. Bhd., where it is converted into liquefied natural gas (“LNG”). Nippon Oil has a 10% interest in Malaysia LNG Tiga Sdn. Bhd. The LNG is exported to various countries including Japan.
          Indonesia
          Nippon Oil Exploration (Berau), a company owned 51% by NOEX, holds a 12.2% interest in the Tangguh project, which consists of the Berau Block, Wiriagar Block and Muturi Block. Production commenced from the Tangguh project in June 2009. The LNG produced by the Tangguh project is shipped to Sempra’s LNG terminal in Baja California, Mexico, the Fujian LNG terminal in China and the Gwangyang LNG terminal in Korea. The sale of LNG to Sempra marked the first time in the world that LNG produced in Asia was supplied to a terminal on the west coast of North America under a long-term contract.

          Vietnam
          Japan Vietnam Petroleum, a subsidiary of NOEX, holds a 46.5% interest in, and operates, Block 15-2. Production began in August 1998 at the Rang Dong oil field and in September 2008 at the Phuong Dong oil field.
          NOEX also holds a 35.0% interest in Blocks 05-1b/c and a 40.0% interest in Block 16-2. Exploration activities are ongoing in Blocks 05-1b/c and Block 16-2.
Oceania
          Nippon Oil conducts exploration and production activities in Australia and Papua New Guinea. For the fiscal year ended March 31, 2010, average net oil-equivalent production in Oceania was 7 thousand barrels per day.
          Papua New Guinea
          Nippon Oil holds interests in Merlin Petroleum Company (“Merlin”) through Nippon Oil Exploration (PNG) Ltd., a wholly owned subsidiary of NOEX, and through Japan Papua New Guinea Petroleum Company, in which NOEX holds a 36.4% interest. Through Merlin, Nippon Oil holds interests ranging from 8.3% to 73.5% in exploration, development and production projects in the Kutubu, Moran and other onshore oil fields in Papua New Guinea. Merlin is currently participating in an LNG development project in Papua New Guinea in which it holds a 4.7% interest with planned production capacity of 6.3 million metric tons of LNG per annum. The project, announced in December 2009, proposes to commercialize natural gas from onshore gas fields as well as associated gas from crude oil fields. The gas will be transported via a 750 kilometer pipeline to an area near Port Moresby where LNG liquefaction facilities are to be constructed. First LNG sales are targeted for 2014.
          In addition, Nippon Oil Exploration (Niugini) Ltd., a wholly-owned subsidiary of NOEX, holds interests ranging from 10.0% to 20.0% in Blocks PPL219, 234, 239, 244 in PNG, which were acquired in January 2009 and where exploration activities are ongoing.
Other
          Nippon Oil conducts exploration activities in Libya and Japan. In Libya, NOEX conducted exploratory drilling in Block 2-1/2 during FY2010 and is currently conducting exploratory drilling in Block 40-3/4. NOEX’s interests in these blocks are 90.0% and 38.0%, respectively, and were acquired in 2005.
          Delivery Commitments
          Nippon Oil sells a portion of its natural gas under long-term contracts, some of which specify the delivery of a fixed and determinable quantity. Nippon Oil is contractually committed to deliver natural gas from producing properties located in Southeast Asia. The sales contracts contain a mixture of fixed and variable pricing formulas that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery. Nippon Oil expects to satisfy these delivery commitments from quantities available from production of the company’s proved developed and undeveloped reserves and from spot market purchases.

  Oil and Gas Properties, Wells, Operations and Acreage
     Gross and Net Productive Wells

	Year Ended March 31, 2010
	Oil		Gas
	Gross	Net	Gross	Net
Gross and net productive wells
Consolidated subsidiaries
United States	117	52	225	154
Canada	-	-	-	-
United Kingdom	76	5	19	1
Southeast Asia	46	22	44	20
Oceania	5	1	-	-
Other	-	-	-	-

Total consolidated subsidiaries	244	80	288	175

Equity companies
Southeast Asia	-	-	7	1
Oceania	29	6	-	-

Total equity companies	29	6	7	1

Total gross and net productive wells	273	86	295	176

     Gross and Net Developed Acreage

	Year Ended March 31, 2010
	Gross	Net
	(thousands of acres)
Gross and net developed acreage
Consolidated subsidiaries
United States	263	139
Canada	126	6
United Kingdom	191	17
Southeast Asia	528	229
Oceania	60	15
Other	-	-

Total consolidated subsidiaries	1,168	406

Equity companies
Southeast Asia	3,001	580
Oceania	175	32

Total equity companies	3,176	612

Total gross and net developed acreage	4,344	1,018

     Gross and Net Undeveloped Acreage

	Year Ended March 31, 2010
	Gross	Net
	(thousands of acres)
Gross and net undeveloped acreage
Consolidated subsidiaries
United States	65	53
Canada	142	7
United Kingdom	206	50
Southeast Asia	4,175	1,365
Oceania	280	70
Other	2	*

Total consolidated subsidiaries	4,870	1,545

Equity companies
Southeast Asia	-	-
Oceania	998	180

Total equity companies	998	180

Total gross and net undeveloped acreage	5,868	1,725

*	Nippon Oil’s total proportionate interest was less than one thousand of acres.

Construction
     In the construction segment, Nippon Oil operates its business through its subsidiary NIPPO Corporation, of which it holds an equity ownership of 57.2%. NIPPO Corporation has extensive experience and skill in oil refinery related construction and is commissioned for road paving primarily for public sector construction, civil engineering, design and construction of petroleum facilities and development of apartment buildings and office buildings. The business of the construction segment also includes construction of Nippon Oil’s refineries and service stations. While Nippon Oil strengthened efficiency measures to maintain profitability, the construction segment faced an adverse business environment during the fiscal year ended March 31, 2010, characterized by decreased spending in public works and lower levels of capital expenditures.
Other
     In the other segment, Nippon Oil’s business includes retail sales of automotive products such as batteries and fuel additives, sales and leasing of real estate owned by Nippon Oil, marketing, development and operation of information technology systems and administrative and accounting services provided to Nippon Oil. The other segment is the smallest of Nippon Oil’s operating segments by revenues.

Research and Development
     Nippon Oil engages in a wide range of research and development activities in a number of areas including lubricants and specialty chemicals, refining technology and next-generation power sources. In addition to various lubricants and specialty chemicals, Nippon Oil is actively engaged in research and development of its refining technology. For example, Nippon Oil has developed the ROK Finer process, a technology to produce sulfur free gasoline, and is currently developing high-severity fluid catalytic cracking (“HS-FCC”), a technology to produce propylene from heavy oil. Nippon Oil is also actively engaged in research relating to next-generation power sources, including fuel cells, solar cells and carbon electrode materials for capacitors. For the fiscal years ended March 31, 2010 and 2009, Nippon Oil’s expenditures for research and development were ¥14.3 billion and ¥12.3 billion, respectively.
Lubricants
     Nippon Oil has developed lubricants that improve automobile fuel consumption through a combination of new mechanisms such as slip control and low viscosity.
Specialty Chemicals
     Nippon Oil has developed various specialty chemicals such as ENB and VNB, which are tertiary components in EPDM rubber, Nisseki Hisol SAS, which is a colorless, liquid aromatic hydrocarbon with a high boiling point, and Xydar®, which is described below.
Sulfur-Free Gasoline
     Nippon Oil has also developed the ROK-Finer process, a technology to produce sulfur-free gasoline that is fuel efficient and maintains the gasoline’s octane number, as compared to traditional technologies to produce sulfur-free gasoline that reduce the octane number.
HS-FCC
     Nippon Oil is developing a process called HS-FCC, a technology that enables quick processing of propylene from heavy oil with a high rate of extraction. The development is conducted in conjunction with the Japan Cooperation Center, Petroleum, Saudi Arabian Oil Company and The King Fahd University of Petroleum & Minerals. Currently, development is at the commercialization stage.
Fuel Cells
     Nippon Oil has engaged in the research and development of fuel cells since 1986, and created the world’s first commercially viable fuel cell. To facilitate technological developments, Nippon Oil partnered with Sanyo Electric Co., Ltd. to form the joint venture company ENEOS CELLTECH in April 2008 for the development of fuel cells.
Solar Cells
     Nippon Oil is engaged in the research and development of dye-sensitized and organic solar cells to increase their conversion efficiency and durability. Nippon Oil believes dye-sensitized and organic solar cells have the potential to succeed silicon solar cells as the next-generation solar cells.
Carbon Electrode Materials for Capacitors
     Electric double layer capacitors are a type of a battery that has the potential to be used for electric automobiles. Nippon Oil is engaged in the research and development of carbon materials for electrodes, a principal component of electric double layer capacitors. Since April 2010, Nippon Oil has produced carbon materials for electrodes through Power Carbon Technology Co., Ltd., a joint venture with GS Caltex Corporation of Korea.

Xydar®
     Nippon Oil has developed Xydar®, a liquid crystal polymer that has superior heat resistance. It is flame-resistant, has thin-wall fluidity, and high solidification speed, among other superior features, and is used as parts of components in computers and cellular phones. Xydar® is a registered trademark of Solvay Advanced Polymers, L.L.C., a company from which Nippon Oil purchases the raw resins for the manufacturing of Xydar®.
GTL
     Nippon Oil is engaged in the development of gas to liquids (“GTL”) technology, which is a technology to produce refined petroleum products such as gasoline, gas oil and kerosene from natural gas. GTL technology is a promising technology that is expected to provide an alternative fuel source and diversify energy sources. Fuels produced using GTL technology are environmentally friendly, containing no sulfur or aromatics. Nippon Oil established Nippon GTL Technology Research Association with INPEX, Japan Petroleum Exploration Co., Ltd., Cosmo Oil, Nippon Steel Engineering Co., Ltd. and Chiyoda Corporation. Nippon GTL Technology Research Association has been conducting research since October 2006 to develop a commercially viable GTL technology and conducts research with Japan Oil, Gas and Metals National Corporation, an incorporated administrative agency of the Japanese government. On April 16, 2009, the Nippon GTL Technology Research Association completed the construction of a demonstration plant in Niigata, Japan, which has the capacity to produce 500 barrels per day. The demonstration plant is currently in operation.
Organizational Structure
     Please see Exhibit 8.1.

Property, Plant and Equipment
     As of March 31, 2010, Nippon Oil’s business operations were conducted through more than 10 principal manufacturing facilities in Japan and in other countries.
     The following table sets forth information with respect to Nippon Oil’s principal property, plant and equipment as of March 31, 2010:

			Land Space
			(Thousands of
Location	Description	Principal Function	square meters)
Japan
Minato-ku, Tokyo	Head Office	Other facility	5,385
Ichikawa, Chiba	Ichikawa Oil Terminal & Others	Oil terminal	1,923 (1)
Yokohama, Kanagawa	Central Technical Research Laboratory	Research facility	73
Kawasaki, Kanagawa	Kawasaki Office	Oil terminal	488
Tokyo and other prefectures	Tokyo Branch & 12 Offices	Petroleum supply and office facility	1,211 (2)
Muroran, Hokkaido	Muroran Refinery	Refining facility	1,042
Yokohama, Kanagawa	Yokohama Plant	Refining facility	459
Yokohama, Kanagawa	Negishi Refinery	Refining facility	2,270
Kurashiki, Okayama	Mizushima Refinery	Refining facility	1,527
Takaishi, Osaka	Osaka Refinery	Refining facility	966
Kuga, Yamaguchi	Marifu Refinery	Refining facility	659
Sendai, Miyagi	Sendai Refinery	Refining facility	1,508
Kawasaki, Kanagawa	Kawasaki Plant	Refining facility	606
Oita, Oita	Oita Refinery	Refining facility	1,007
Toyama, Toyama	Nihonkai Oil Co., Ltd.	Oil terminal	613
Kainan, Wakayama	Kainan Plant	Refining facility	266
Kainan, Wakayama	Osaki Tank Farm Staging Terminal	Oil terminal	419
Kagoshima, Kagoshima	Kiire Staging Terminal	Oil terminal	1,940
Uruma, Okinawa	Okinawa Office	Oil terminal	N/A
Throughout Japan	Service stations and oil supply and sale facilities of ENEOS Frontier Co., Ltd. and two other companies	Oil supply and sale facilities	318
Kawasaki, Kanagawa	Kawasaki natural gas power plant	Other facility	N/A
Yokohama, Kanagawa	Nisseki Yokohama Building	Tanker	N/A
Toda, Saitama	Toda Asphalt Mixture Plant	Production facility	18
Outside Japan
Liberia	Liberia	Tanker	N/A
Canada	Alberta	Synthetic crude oil production facility	N/A

(1)	61 thousand square meters of “Ichikawa Oil Terminal & Others” were leased properties.

(2)	949 thousand square meters of service stations included in “Tokyo Branch & 12 Offices” were leased.
     As of March 31, 2010, Nippon Oil has pledged ¥559.5 billion of property, plant and equipment as collateral to secure its indebtedness.

BUSINESS OF NIPPON MINING
Introduction
     Nippon Mining is a diversified holding company that was incorporated in 2002 pursuant to the laws of Japan. Nippon Mining’s business includes two core businesses, petroleum and metals, each comprised of a wholly owned operating company and its subsidiaries and affiliates.
History and Development
     Nippon Mining’s business started in 1905 with the acquisition by Fusanosuke Kuhara of the Hitachi Mine and the subsequent establishment of Nippon Mining Company, Limited in 1929. Between the 1930s and the 1960s, Nippon Mining Company, Limited expanded its business from metal mining and smelting to metal fabrication and petroleum exploration, refining and production. In the 1980s, Nippon Mining Company, Limited further expanded its operations to include the electronic materials and specialty metals production business, the precursor to Nippon Mining’s electronic materials operations. The 1988 acquisition of Gould Inc., a U.S. company, was Nippon Mining Company, Limited’s first major push to develop its electronic materials business overseas. In 1992, Nippon Mining Company, Limited transferred its resources and nonferrous metals business and metal fabrication operations to a newly established subsidiary, Nippon Mining & Metals Co., Ltd. Nippon Mining Company, Limited then merged with Kyodo Oil Co., Ltd., a leading petroleum wholesaler. The merged entity later changed its name to Japan Energy Corporation. In 1999, the electronic materials and specialty metals production businesses were transferred by Japan Energy to Nikko Materials Co., Ltd. and, in that same year, Japan Energy made Kashima Oil Co., Ltd. a subsidiary by increasing its shareholding in the firm.
     In September 2002, Japan Energy and its subsidiary Nippon Mining & Metals established Nippon Mining Holdings, Inc. as their joint holding company through a share transfer conducted under the Japanese Commercial Code. As a result of the share transfer, Japan Energy and Nippon Mining & Metals became Nippon Mining’s wholly owned subsidiaries. Japan Energy operates Nippon Mining’s petroleum businesses and Nippon Mining & Metals operates Nippon Mining’s metals, electronic materials, recycling and environmental services businesses.
     In 2007, Japan Energy invested approximately ¥70 billion in a new petrochemical complex at its Kashima Oil Refinery. In January 2008, the new facilities commenced commercial operations, greatly increasing Japan Energy’s production capacity for aromatics, which are the base materials used in the manufacture of polyester, nylon and other synthetic fibers, as well as synthetic resins like polyethylene terephthalate (“PET”) a material used to make plastic bottles and food trays. In order to pursue this project, Japan Energy and two partners formed the joint venture Kashima Aromatics Co., Ltd., in which Japan Energy acquired an 80% equity interest.
     In February 2008, Japan Energy entered a master agreement in the LPG business with Itochu Corporation, Itochu Enex Co., Ltd., Osaka Gas Co., Ltd. and Nissho Petroleum Gas Corporation to study the feasibility of fully integrating the LPG businesses of all the parties, which range from procurement and production to retail operations. Pursuant to the agreement, in April 2009 Japan Energy, Itochu Enex and Nissho Petroleum Gas established a new company called Japan Gas Energy Corporation (“JGE”) that combined their import and wholesale LPG operations. Japan Energy holds 51% of the common shares of the new company, making it a consolidated subsidiary.
     In June 2008, Nippon Mining, Toho Titanium Co., Ltd. and Chisso Corporation created a joint venture, Japan Solar Silicon Co., Ltd., and collectively invest ¥30 billion to construct a facility for mass production of polysilicon for photovoltaic power generation within the Kashima industrial complex in Ibaraki prefecture. Production is scheduled to begin in the year ending March 31, 2011.
     On April 1, 2010, Nippon Mining became a wholly owned subsidiary of JX Holdings.
Business Overview
     Nippon Mining is a resources, materials and energy group with a particular focus on petroleum and metals, primarily copper. Nippon Mining’s petroleum business is operated through the Japan Energy Group and its metals business is operated through the Nippon Mining & Metals Group. In its other operations Nippon Mining is also engaged in a variety of other businesses through its direct and indirect subsidiaries, including producing titanium, manufacturing electric wires and optical and electronic components, logistics and functional support services.
     Nippon Mining classifies its group operations into three broad businesses: petroleum, metals and other operations.
     Nippon Mining further divides the petroleum business into three operating segments and the metals business into four operating segments. Below is a list of how Nippon Mining classifies its businesses.
•	The petroleum business is divided into the following operating segments:
•	Petroleum Exploration & Development — consists of exploration, development and production of oil and gas, mainly through equity method investments.

•	Petroleum Refining & Marketing — consists of petroleum refining and production of various petroleum products at refineries, as well as the supplying of petroleum-related products and services through Nippon Mining’s service station network.

•	Petrochemicals — consists of production and marketing of petrochemicals, ranging from basic chemical products to specialty chemical products, propylene and aromatic products for use as raw materials in synthetic fibers and resins.
•	The metals business is divided into the following operating segments:
•	Copper Resource Development — is primarily made up of Nippon Mining’s equity method investments in copper mines in South America, and also includes mines in the development stage.

•	Copper Smelting & Refining — engages in the smelting and refining of copper and other nonferrous metals at refineries located in Japan. This segment also incorporates an equity method investment in a smelter in Korea.

•	Recycling & Environmental Services and Other — consists of recycling of nonferrous metals and environmental services, such as disposal of industrial waste, as well as other related activities.

•	Electronic Materials — consists of sales of IT-related and other electronic materials, such as copper foil, sputtering targets, compound semiconductor materials and rolled copper products.
•	Other operations:
•	Other Operations — consists of manufacturing of titanium products, engineering and electronic cables businesses, as well as corporate divisions and the subsidiaries bearing support functions.

The table below shows the organization of Nippon Mining and some of the major subsidiaries and affiliated companies in the group as of March 31, 2010.

Nippon Mining Holdings, Inc.

Petroleum
(Japan Energy group)

Japan Energy Corporation
(production and sale of oil products)

Japan Energy Development Co., Ltd.
(exploration and development of petroleum products)

Abu Dhabi Oil Co., Ltd.
(oil drilling)

United Petroleum Development Co., Ltd.
(oil drilling)

Kashima Oil Co., Ltd.
(production and sale of oil products)

JOMO-NET Co., Ltd.
(sale of gasoline and other products and services)

and other companies

Metals
(Nippon Mining & Metals group)

Nippon Mining & Metals Co., Ltd.
(production and sale of nonferrous metal and electronic material products)

Nippon Mining of Netherlands B.V.
(investment in mines)

Minera Los Pelambres
(copper mining)

Pan Pacific Copper Co., Ltd.
(production and sale of nonferrous metal products)

Nikko Smelting & Refining Co., Ltd.
(smelting and refining of copper)

Hibi Kyodo Smelting Co., Ltd.
(smelting and refining of copper)

LS-Nikko Copper Inc.
(production and sale of nonferrous metal products)

Nikko Fuji Electronics Co., Ltd.
(production and sale of surface-treated products such as gold plating)

and other companies

Other Operations
(Independent operating and functional support companies)

Toho Titanium Co., Ltd.
(production and sale of titanium)

Nichiyo Engineering Corporation
(engineering)

Maruwn Corporation
(logistics)

NTT DATA CCS Corporation
(information services)

Nippon Mining Finance Co., Ltd.
(financing for the group)

and other companies

     Nippon Mining’s businesses rely in part on proprietary refining and manufacturing technologies, proprietary rights in its products and processes and brands in its other businesses. Nippon Mining also relies in part on its ability to obtain patents, licenses and other intellectual property rights over such technologies.
     Revenues for the petroleum, metals and other operations businesses and the percentage of each out of total revenues for the fiscal years ended March 31, 2010 and March 31, 2009 are shown in the following table. The information in the table below and other information disclosed elsewhere that is derived from Nippon Mining’s management reports has been prepared on the basis of Japanese GAAP. A reconciliation of the total revenues below to total revenues under U.S. GAAP is in Note 22 to Nippon Mining’s audited annual consolidated financial statements, included elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2010		2009
		Percentage of		Percentage of
	Revenues	Total Revenues	Revenues	Total Revenues
	(Millions of yen except percentages)
Petroleum	¥2,417,724	74.0	¥3,116,129	75.9
Metals	780,705	23.9	902,127	22.0
Other Operations	70,342	2.1	84,710	2.1

Subtotal	3,268,771	100.0	4,102,966	100.0

Eliminations	(35,033)		(37,907)

Total	¥3,233,738		¥4,065,059

     Revenues per geographic market and the percentage of each geographic segment’s revenues out of total revenues for the fiscal years ended March 31, 2010 and March 31, 2009 are shown in the following table. Revenues are attributed to each region based on where the customers are located. The information in the table has been prepared based on U.S. GAAP.

	Fiscal Year Ended March 31,
	2010		2009
		Percentage of		Percentage of
	Revenues	Total Revenues	Revenues	Total Revenues
	(Millions of yen except percentages)
Japan	¥2,175,857	79.2	¥2,816,712	80.6
Overseas	569,843	20.8	678,141	19.4

Total	¥2,745,700	100.0	¥3,494,853	100.0

Petroleum
Overview
     Nippon Mining oversees a broad array of businesses in its petroleum business, which consists of petroleum exploration & development, petroleum refining & marketing, and petrochemicals segments. For the fiscal year ended March 31, 2010, the petroleum business was Nippon Mining’s largest business in terms of revenues based on management reports. The petroleum business is operated by the Japan Energy Group.
     As part of its exploration and development activities, Nippon Mining operates an oil and gas field in Niigata, Japan, and holds interests in oil fields in the United Arab Emirates, Qatar and Papua New Guinea.
     Nippon Mining conducts all of its petroleum refining and processing within Japan. Nippon Mining’s three refineries produce a broad range of petroleum products, from gasoline and other fuels to petrochemicals. Marketing and distribution are conducted nationwide via Nippon Mining’s JOMO service station network, through which Nippon Mining provides products and services that aim to achieve a high level of customer satisfaction. The JOMO brand is used in marketing Japan Energy’s products and services to consumers.
     In the petrochemicals segment of its petroleum business, Nippon Mining manufactures and markets products including paraxylene, which is an important raw material for polyester fibers and PET resin, as well as benzene, cyclohexane, propylene and normal paraffin.
Petroleum Exploration & Development
     Nippon Mining engages in petroleum exploration and development activities to support its petroleum refining and marketing operations, which are the mainstay of its petroleum business. Nippon Mining has been engaged in petroleum exploration and development in various domestic and overseas locations since launching its oil field exploration in Akita prefecture in 1914; however, these exploration and development activities account for a small portion of Nippon Mining’s business today. Nippon Mining currently engages in exploration and development of crude oil and natural gas through equity method affiliates and consolidated subsidiaries located in Japan, Southeast Asia, Oceania and the Middle East.
     In Japan, Nippon Mining’s petroleum exploration and development operations are conducted primarily through Japan Energy Development Co., Ltd., which produces natural gas, crude oil, iodine and other products from its Nakajo Oil and Gas Field in Niigata prefecture. Domestic petroleum exploration operations are under way in several areas offshore and on land.

     Nippon Mining acquired an interest in an offshore oil field in Malaysia in April 2008, and in June 2008 Nippon Mining was awarded an offshore exploration block in northwestern Australia. In August 2009, Nippon Mining acquired a 15% participating interest in an offshore exploration block in the Timor Sea.
     In the fiscal year ended March 31, 2010, crude oil entitlements of Nippon Mining’s consolidated subsidiaries and equity method affiliates amounted to approximately 3% of the crude oil required for its oil refining business.
Petroleum Refining & Marketing
     Petroleum Refining
     Nippon Mining’s refining and production operations process crude oil into refined petroleum products, including:
•	gasoline for use in automobiles;

•	naphtha for use in production of petrochemicals;

•	jet fuel for use in aircraft;

•	kerosene for use in heating homes;

•	gas oil for use in automobiles, trains and other machinery;

•	fuel oil A, fuel oil C and other heavy oils for use in heating buildings as well as operation of boats and heavy machinery;

•	LPG for use in heating, air conditioning and industrial applications;

•	lubricant oil for use in machinery and engines; and

•	petrochemicals for use in manufacturing of synthetic fibers, plastics and paints.
     Nippon Mining operates two oil refineries in Japan: the Kashima Oil Refinery in Ibaraki prefecture and the Mizushima Oil Refinery in Okayama prefecture. Nippon Mining also operates the Chita Oil Refinery in Aichi prefecture, which currently functions primarily as a petrochemicals production facility and no longer refines oil. In the fiscal year ended March 31, 2010, Nippon Mining’s Kashima and Mizushima oil refineries processed 21.8 million kiloliters of crude oil. In the fiscal year ended March 31, 2009, Nippon Mining proactively implemented energy-saving and other environmental mitigation measures at its refineries in Mizushima, Chita, and Kashima. As part of these efforts, Nippon Mining upgraded the energy efficiency of the Chita Oil Refinery’s petrochemical production facilities in June 2008. In April 2009, Nippon Mining and Idemitsu Kosan Co., Ltd., concluded an agreement pursuant to which Nippon Mining’s Chita Oil Refinery will be connected to Idemitsu Kosan’s Aichi Oil Refinery with a newly built pipeline. Nippon Mining will use the pipeline to supply hydrogen to Idemitsu Kosan, which, in return, will supply butane and decant oil to Nippon Mining. This project is part of a joint initiative by the two companies to strengthen operational ties in the Chukyo region.
     The Kashima Oil Refinery is Nippon Mining’s largest refining facility and is operated by a subsidiary, Kashima Oil. It had capacity to process 273,500 barrels of crude oil per day as of March 31, 2010, including 63,500 barrels per day of condensate processing capacity. In January 2008, the Kashima Oil Refinery began operating desulphurization equipment, with a production capacity of 27,000 barrels per day. This operation removes sulfur content from middle distillates produced by the condensate splitter. Principal products of the Kashima Oil Refinery include gasoline, naphtha, jet fuel, kerosene, gas oil, fuel oil A, fuel oil C, LPG and paraxylene and other petrochemicals. In April 2008, the Kashima Factory temporarily shut down its petrochemical production operations due to a fire in one of its paraxylene units, but it resumed petrochemical production in June 2008 after implementing recurrence prevention measures.

     The Mizushima Oil Refinery had capacity to process 240,200 barrels of crude oil per day, excluding condensate splitter capacity, as of March 31, 2010. The Mizushima Oil Refinery produces a range of high value-added products, including normal paraffin, lubricating oil and needle coke used to produce electrodes employed in steelmaking. The refinery has the capacity to process heavier oil due to the expansion of a heavy oil cracking unit that was completed in April 2007. In addition, the Mizushima Oil Refinery and the Kashima Oil Refinery can produce sulfur-free (sulfur content of less than 10 parts per million) gasoline and gas oil.
     The following table sets forth the average refining capacity and utilization rate of each of Nippon Mining’s oil refineries for the periods shown:

	Fiscal Year Ended March 31,
	2010		2009
	Capacity	Utilization Rate	Capacity	Utilization Rate
	(Thousand barrels		(Thousand barrels
	per day)	(Percent)	per day)	(Percent)
Mizushima	228	77%	205	91%
Kashima(1)	272	74%	270	77%

Total	499	75%	475	83%

(1)	The capacity of the Kashima Oil Refinery was increased to 273,500 barrels per day in November 2009.
     Much of the gasoline and fuel produced in Nippon Mining’s refining operations is sold through its midstream marketing and distribution business. In the fiscal year ended March 31, 2010, Nippon Mining sold through JOMO stations approximately 34% of the automobile fuel produced in its refining operations.
     Nippon Mining procures the crude oil used in its oil refining business from countries outside Japan, particularly from countries in the Middle East. For the fiscal year ended March 31, 2010, Nippon Mining procured approximately 97% of the crude oil used in its petroleum refining business from countries in the Middle East.
     Approximately 82% of the crude oil Nippon Mining obtains from third parties is purchased through contracts, typically with a term of one year or less. Prices are based mainly on spot market prices for Dubai crude oil. The remainder of the crude oil procured by Nippon Mining is purchased on the spot market.
     Petroleum Marketing
     Nippon Mining primarily markets gasoline, gas oil and other automobile-related refined petroleum products through a network of service stations located throughout Japan under the “JOMO” brand name. There were 3,173 JOMO service stations as March 31, 2010, of which 765 were self-service stations. As of March 31, 2010, 17% of JOMO service stations were owned directly by Nippon Mining, and the remainder were owned by third-party dealers. Through this unified distribution strategy, Nippon Mining believes it can implement consistent pricing policies, maintain product and service quality standards and efficiently manage the retail distribution in its principal market. In July 2008, Nippon Mining merged 13 petroleum product sales subsidiaries with a subsidiary that administered them to establish a single subsidiary, JOMO-NET, in order to enhance efficiency. In November 2008, Nippon Mining introduced a pricing system that is keyed off of weekly wholesale market prices for refined petroleum products and is based on a formula that sets sales prices in advance. Market prices for gasoline and other refined petroleum products in turn are driven by crude oil prices and inventory levels, as well as changes in supply and demand, inter-dealer markets and overseas market conditions. This pricing system helps management to make timely decisions to adjust the volume of petroleum products procured from other refiners and to strike an appropriate balance between domestic sales and exports. Previously, Nippon Mining had updated its sales prices monthly based on its crude oil costs.
     Nippon Mining’s market for refined petroleum products and petrochemicals encompasses all regions of Japan as well as certain markets overseas, including those in China and other Asian countries.

     Nippon Mining has refining capacity in its refineries sufficient to produce approximately 97% of the refined petroleum products it currently distributes. The remainder of the refined petroleum products distributed by Nippon Mining are procured from third-party suppliers.
     In order to improve efficiency in distribution, Nippon Mining also conducts barter transactions with other Japanese oil refiners. These transactions, common in the Japanese oil industry, permit Nippon Mining to lower overall costs by facilitating coverage of supply imbalances in refined petroleum products arising from temporal and geographic differences in demand. During the fiscal year ended March 31, 2010, approximately 32% by volume of Nippon Mining’s sales of refined petroleum products and petrochemicals were sold in barter transactions. Revenues from barter transactions are presented on a net basis under U.S. GAAP.
     Nippon Mining provides additional services aimed at promoting customer loyalty and improving its sales and distribution performance. In collaboration with Toyota Finance Corporation, the Japan Energy Group issues “JOMO Card Plus” and “JOMO Card Light” credit cards, which provide customers with discounts on gasoline, as well as some discounts on automotive products and services. As of March 31, 2010, over 1.2 million cards have been issued.
     In order to satisfy Japanese law and regulations, Nippon Mining must hold a stockpile of crude oil and refined petroleum products amounting to 70 days’ equivalent of oil it sold in Japan in the past 12 months. Nippon Mining must also hold government-controlled reserves of petroleum on behalf of the Japanese government as part of Japan’s strategic petroleum reserve. Government-controlled reserves are held in crude oil only.
     Nippon Mining also markets and distributes LPG in Japan as part of its petroleum business. However, the Japanese LPG industry has been facing a difficult business environment due to fluctuating prices of LPG imports and sluggish growth prospects caused by fierce competition with other energy sources. In order to boost efficiency in LPG operations, in April 2009, Nippon Mining, Itochu Enex and Nissho Petroleum Gas established JGE. In the fiscal year ended March 31, 2010, JGE imported a total of approximately 1.2 million metric tons of LPG and had combined domestic sales of approximately 1.9 million metric tons of LPG.
     Nippon Mining is also developing hydrogen and fuel cell technologies. In the fiscal year ended March 31, 2010, Nippon Mining actively participated in a large-scale government-sponsored program to study the feasibility of stationary fuel-cells. Nippon Mining is also operating mobile hydrogen refueling stations based at the Funabashi tank farm as part of a fuel-cell vehicle demonstration project. In July 2008, Nippon Mining advanced recycling technology that upgrades thermal cracking oil derived from waste plastic, which it has been developing to the commercialization stage.
Petrochemicals
     Nippon Mining’s petrochemicals segment includes the production and marketing of both basic chemical products, principally aromatic products, and specialty chemical products, mainly consisting of solvents, industrial cleaners and latent coldness storage materials.
     Nippon Mining’s aromatic products include paraxylene, cyclohexane and benzene, toluene and xylene (“BTX”) products, which are used as basic component materials for synthetic fibers, synthetic resins and other products. In 2001, Nippon Mining’s Chita Oil Refinery suspended operation of its crude distillation unit and now primarily manufactures petrochemicals, including paraxylene. In late 2007, Nippon Mining completed construction of new petrochemical production facilities at the Kashima Oil Refinery. The facilities began commercial operations in January 2008 and as a result, Nippon Mining in total can produce 1.02 million metric tons of paraxylene and 0.52 million tons of benzene per year. Approximately 79% of these products were sold to overseas customers in other parts of Asia in the fiscal year ended March 31, 2010.
     Other basic chemical products produced by Nippon Mining include normal paraffin, a raw material for surface-active agents, as well as propylene, a material for making polypropylene resins, with an integrated system of production starting from crude oil refining.

     Specialty chemical products produced by Nippon Mining include mainly environmentally friendly industrial cleaners. In the fiscal year ended March 31, 2010, Nippon Mining focused on boosting sales of industrial cleansers and environmentally friendly solvents and popularizing its proprietary eCOJOULE® latent coldness storage material that helps to reduce greenhouse gas emissions.
     In lubricating oil operations, in the fiscal year ended March 31, 2010, Nippon Mining pursued development and expansion of domestic sales of highly functional, environmentally friendly lubricating oil products while also endeavoring to expand its lubricating oil operations in China. In calendar year 2008, Nippon Mining debuted two new lubricating oil products: JOMO Slidus HP in July and JOMO Bio Dritus in November. The former is a high-flash-point specialty oil for sliding surfaces; the latter is an environmentally friendly biodegradable oil for jackhammers.
     China and other Asian countries are considered particularly important markets for sales of petrochemicals, an increasingly important and growing business for Nippon Mining.
Metals
Overview
     Nippon Mining’s metals business is operated by Nippon Mining & Metals, a wholly owned subsidiary, and represents Nippon Mining’s second largest business in terms of revenues, based on management reports. The metals business includes a wide range of business related to nonferrous metals, primarily copper, and is composed of copper resource development, copper smelting and refining, recycling and environmental services and electronic materials segments.
     In the area of copper resource development, Nippon Mining is seeking to secure a more reliable supply of ore, as well as investment returns, through investments in promising mine development projects. Nippon Mining has interests in three mines in Chile. Nippon Mining has also acquired rights in the Caserones copper and molybdenum deposits in Chile, which it has decided to develop, and the Quechua copper deposit in Peru, which is undergoing a feasibility study.
     Nippon Mining’s copper smelting and refining activities are operated by Pan Pacific Copper Co., Ltd. (“PPC”), a consolidated subsidiary formed in partnership with Mitsui Mining & Smelting Co., Ltd. The subsidiary is responsible for Nippon Mining’s copper smelting and refining operations, with three production bases in Japan.
Copper Resource Development
     In the copper resource development segment of the metals business, Nippon Mining focuses on obtaining needed raw materials for its other metals operations.
     Nippon Mining currently invests in five overseas copper mines, two of which do not yet produce copper but are both undergoing feasibility studies. The following diagram shows Nippon Mining’s interests in mining projects located in Chile and Peru as of March 31, 2010.

     The investments in the Los Pelambres, Escondida and Collahuasi mines were made primarily to secure access to copper concentrate and other raw materials needed for Nippon Mining’s metals production business, as well as to generate a return from the mining activities. Other than as an investor and a purchaser of production, Nippon Mining does not currently participate in the development and operation of copper mines and related facilities.
     Nippon Mining’s interest in Minera Los Pelambres is through a 60% consolidated subsidiary that owns a direct 25% interest in Minera Los Pelambres and is accounted for using the equity method. Nippon Mining’s interest in Collahuasi is through a 30% equity-method investment that owns a direct 12% interest in Coallahuasi and is accounted for at cost. Nippon Mining’s interest in Minera Escondida Limitada (“Escondida”) is through a 20% equity-method investment that owns a 10% interest in Escondida and on May 27, 2010 acquired a 40% equity-method investment that owns a 2.5% interest in Escondia. Both investments in Escondida are accounted for at cost.
     While the mine interests held by Nippon Mining or its equity-method affiliates generally do not confer direct ownership of mineral rights or rights to preferential price treatment, they generally help Nippon Mining gain preferential access to raw materials embodied in long-term copper concentrate supply agreements.
     Nippon Mining has interests in two copper deposits which do not yet produce copper. In May 2006, Nippon Mining acquired an interest in the Caserones copper and molybdenum deposits, located in Chile, and recently completed a feasibility study of the deposit. Based on the results of Caserones feasibility study, in February 2010 Nippon Mining decided to continue and advance the project into the full-fledged development stage. In March 2008, Nippon Mining acquired an interest in the Quechua copper deposit, located in Peru. The Quechua copper deposit is undergoing a feasibility study.

Copper Smelting & Refining
     After obtaining copper concentrate and other raw materials, Nippon Mining smelts and refines them to produce refined copper. Nippon Mining’s copper smelting and refining activities are operated by PPC, a consolidated subsidiary of which 34% of the equity is owned by Mitsui Mining & Smelting. Nippon Mining has three production bases for smelting and refining in Japan that produced approximately 564,000 metric tons of refined copper in the fiscal year ended March 31, 2010.
     Nippon Mining conducts copper smelting and refining operations within Japan at the Saganoseki Smelter & Refinery in Oita prefecture, the Hitachi Works in Ibaraki prefecture and the Tamano Smelter in Okayama prefecture. Nippon Mining also conducts copper smelting and refining operations in Korea through its equity-method affiliate LS-Nikko Copper Inc. As of March 31, 2010, Nippon Mining had a copper cathode production capacity of approximately 615,000 metric tons, excluding LS-Nikko Copper.
     The Saganoseki Smelter & Refinery produces refined copper, gold, silver and other precious metals and sulfuric acid, among other materials. The Hitachi Works, which does not have independent smelting facilities, produces refined copper in conjunction with the Saganoseki Smelter & Refinery. The Saganoseki Smelter & Refinery and the Hitachi Works jointly have an annual refined copper production capacity of approximately 450,000 metric tons as of March 31, 2010.
     At the Tamano Smelter, annual capacity for refined copper production was increased to approximately 260,000 metric tons in the fiscal year ended March 31, 2007. Nippon Mining is entitled to a pro rata share of approximately 165,000 metric tons due to its capital participation via a subsidiary.
     The Tamano Smelter of Hibi Kyodo Smelting Co., Ltd., the Saganoseki Smelter & Refinery and the Hitachi Works of Nikko Smelting and Refining use the waxless permanent cathode method to supply high quality refined copper. Nippon Mining distributes the metals produced in the Saganoseki Smelter & Refinery and in the Hitachi Works, as well as some of the Tamano Smelter production, pursuant to term contracts, typically effective for the calendar year. Under such contracts, Nippon Mining typically commits to sell a specified volume of metal during the term of the agreement.
     The Onsan Smelter & Refinery, located in Korea and operated by LS-Nikko Copper, had an annual copper smelting capacity of approximately 560,000 metric tons as of March 31, 2010. The Onsan Smelter & Refinery produces refined copper, precious metals and sulfuric acid, among other materials. These products are sold primarily in Korea through distribution channels independent from those of the two Japanese facilities.
     Nippon Mining procures all of the copper concentrate used in its smelting and refining business from sources outside Japan. Prices for copper have historically been volatile and the world supply of copper concentrate has become constrained owing to declines in worldwide reserves of ore with high copper content and the effect of increasing demand for copper concentrate from China and India. In order to secure a stable supply of copper, Nippon Mining relies to a significant extent on supply from a limited number of foreign mining complexes in which it has made investments or with which it has otherwise concluded long-term supply agreements. In the fiscal year ended March 31, 2010, approximately 46% of the copper concentrate purchased in Nippon Mining’s smelting and refining business came from mines in which it made investments. The remainder of copper concentrate used was procured through long-term or other contracts with unrelated parties from copper mines in Chile, Indonesia, Australia, Peru and other countries.
     The agreements pursuant to which Nippon Mining procures copper concentrate from suppliers have terms typically of three to ten years in duration. These agreements establish the volume of concentrate to be sold and purchased, delivery conditions and formulae for the calculation of purchase price, among other terms. Under these agreements, the price for copper concentrate is determined by subtracting the smelting margin, called treatment and refining charges, from the market prices for refined metals. Treatment and refining charges are negotiated annually, taking into account the supply and demand balance in the market for copper concentrate. An insufficient supply of copper concentrate in the market tends to result in lower treatment and refining charges. These agreements also generally include force majeure provisions that excuse the supplier’s obligation to deliver concentrate upon the occurrence of certain events beyond the control of the parties, such as acts of nature, strikes, fires, floods, wars or government action, among others.

Recycling & Environmental Services and Other
     Nippon Mining’s recycling and environmental services and other segment consists mainly of the recycling business, in which copper and precious and rare metals are recovered from recycled materials, and the environmental business, in which industrial waste materials are detoxified.
     Within Japan, Nippon Mining has four waste treatment facilities in Hokkaido, Ibaraki, Toyama and Fukui prefectures for its environmental business. Nippon Mining also operates the HMC, in Ibaraki prefecture with hydrometallurgical process equipment and a copper recovery furnace. HMC processes recycled raw materials, mainly generated in the Tokyo metropolitan area, to recover 16 metals, including rare metals and platinum group metals. In addition, low-grade recycled materials previously processed by the Saganoseki Smelter & Refinery and intermediate products generated during smelting processes are used as inputs for recycling at HMC. HMC recovers the metals through a process that combines hydro- and pyro-metallurgical processes. Some of the metals recovered are used as raw materials in Nippon Mining’s electronic materials operations.
     Overseas, Nippon Mining has established a facility in Taiwan for collection and pre-treatment of copper and precious metal-bearing scraps. The collected scraps will be treated at the Saganoseki Smelter & Refinery and HMC.
Electronic Materials
     Nippon Mining’s electronic materials segment employs sophisticated technologies, including high purification, high-density sintering, surface treatment and precision rolling and processing, to manufacture electronic materials products. Nippon Mining’s primary electronic materials products are copper foil, thin-film forming materials, compound semiconductor materials, precision rolled materials and precision fabricated materials.
     Copper foil is incorporated in the printed circuit boards of computers, mobile phones and other electronic devices. Nippon Mining produces two categories of copper foil: electro-deposited copper foil and treated rolled copper foil. Electro-deposited copper foil is used for rigid printed circuit boards, while treated rolled copper foil is used for flexible printed circuit boards. Printed circuit boards are incorporated into a variety of electronic devices, including mobile phones, hard disk drives, optical pickups and flat panel displays.
     Nippon Mining produces sputtering targets, which are thin-film forming materials used in semiconductors, flat panel displays, storage components and other electronic components. Nippon Mining manufactures high-purity copper sputtering targets for semiconductors, as well as for indium tin oxide targets used to form transparent conductive film of flat-panel displays. Nippon Mining also produces magnetic sputtering targets for magnetic recording media, like hard disks, as well as sputtering targets for compact discs, DVDs and other phase change optical discs.
     Nippon Mining also manufactures compound semiconductor materials, which are semiconductors composed of two or more elements. Compound semiconductors feature superior optical and electrical characteristics as compared to single element semiconductors, and thus are useful for various special-function devices.
     In July 2009, Nippon Mining began operating a production facility with an annual capacity of 300 metric tons of cathode materials for automotive lithium ion batteries on the site of the Isohara Works in Ibaraki prefecture.
     In metal manufacturing operations, Nippon Mining manufactures rolled copper products and other precision rolled materials. Precision rolling operations are carried out principally at the Kurami Works in Kanagawa prefecture. Nippon Mining’s products are widely used as wiring materials for connectors, lead frames and flexible printed circuits in IT equipment, such as computers and mobile phones, and household electronics. Nippon Mining’s precision rolled products offer strength and high electro-conductivity, as well as high thermal resistance, bend formability and bending resistance properties.
     Metal manufacturing operations also include the manufacture of precision fabricated products. In the precision fabricating business, Nippon Mining’s integrated system for the production of gold-plated materials covers not only rolling, plating, and pressing but also designing and producing molds. The gold-plated materials are widely used in IT applications and connectors in automobiles. Nippon Mining’s precision fabrication operations are carried out mainly by a wholly owned subsidiary, Nikko Fuji Electronics Co., Ltd., which was integrated into Nippon Mining & Metals on April 1, 2010.

Other Operations
Overview
     Nippon Mining’s other operations segment, through subsidiaries and affiliates, engages in titanium production, electric wire and cable manufacture, land transport and other businesses. The other operations segment also provides administrative and support services to other Nippon Mining business units. In this segment, major companies include:
•	Toho Titanium, an integrated titanium manufacturer with an extensive product lineup that includes titanium metals, catalysts and electronic materials;

•	Tatsuta Electric Wire & Cable Co., Ltd., an integrated electric wire manufacturer also active in the optical and electronic components markets; and

•	Maruwn Corporation, a comprehensive logistics company.
     To increase efficiencies, common administrative tasks of the Nippon Mining group, such as financing, administrative services, environmental management, research and consulting, materials procurement and IT planning and management, are conducted by a range of functional support companies in this segment, including Nippon Mining Finance Co., Ltd.
Research and Development
      As a group operating in the areas of resources, energy, and materials, Nippon Mining’s vision for its technology and development is “contributing to the sustainability of resources, energy and materials on the earth, and pursuing sustainable growth of our group while strengthening competitiveness”. Nippon Mining endeavors to enhance its overall competence in technology and development by engaging in research and development activities in fuel cell systems, petrochemicals, mining technologies, electronic materials, recycling metal resources and other areas. Nippon Mining’s research and development cost amounted to ¥11.5 billion and ¥13.2 billion for the fiscal years ended March 31, 2010 and 2009, respectively.
Fuel Cell Systems
      Starting in July 2008, Nippon Mining participates in the Japan Hydrogen & Fuel Cell Demonstration Project (“JHFC”), which conducts research and activities for the practical use of fuel cell vehicles and hydrogen stations. The JHFC is undertaken by the Engineering Advancement Association of Japan and Nippon Mining has been jointly operating a portable hydrogen refueling station for fuel cell vehicles in Funabashi City, Chiba prefecture. In 2009, Nippon Mining started activities as a member of the “The Research Association of Hydrogen Supply/Utilization Technology,” which consists of 13 private companies. Also, together with Sumitomo Precision Products Co., Ltd. and NGK Insulators, Ltd, Nippon Mining developed a solid oxide fuel cell (“SOFC”) system for industrial use using kerosene as raw fuel and succeeded in generating electricity of 3 kilowatts.
Petrochemicals
      Nippon Mining develops industrial cleaners that can substitute for chlorine cleaners; environmentally friendly products such as naphthalene-free solvents or solvents that substitute toluene and xylene and are not subject to the PRTR Law; and latent heat storage materials that contribute to energy efficiency. Nippon Mining’s paraffinic latent heat storage material “eCOJOULE®,” which has been on sale since July 2008, is used in vehicle parts called “Canister” produced by Aisan Industry Co., Ltd., and is also mounted in Toyota Motor Corporation’s Prius for the North American market. In addition, in May 2009, “eCOJOULE®” was adopted by Urayasu Brighton Hotel for its fixed air-conditioning system.

Mining Technologies
      Nippon Mining engages in research and development activities relating to smelting and refining technologies, bio-mining and hydro-metallurgical processes for primary copper sulfide concentrates, recycling processes of scrap metals and other areas relating to mining. Nippon Mining is developing a hydrometallurgical refining process based on its proprietary method, the Nikko Chloride Process, which enables recovery of copper and gold from low-grade copper concentrate. Nippon Mining, in cooperation with Newcrest Mining Limited, is conducting demonstration tests for commercial applications of the Nikko Chloride Process at a pilot plant in Perth, Australia. A Nippon Mining joint venture with the Chilean national copper company, Corporacion Nacional del Cobre de Chile (“Codelco”) is conducting research on using microorganisms for mining.
Electronic Materials
      Nippon Mining develops products based on purification technology and technology to control metal composition and crystalline structures. For a high-end functional galvanized material, UBM (Under Bump Metal) has already been put into commercial use and Nippon Mining promotes research and development for other new products. In the development of lithium ion batteries for environmentally friendly automobiles, Nippon Mining’s proprietary cathode materials are now undergoing feasibility studies for commercialization.
Recycling Metal Resources
      Nippon Mining promotes the recycling of metal resources from urban waste and aims to increase the types of metals which it can recycle. In order to reach this goal, Nippon Mining conducts research and development on the recovery of precious and rare metals from office automation equipment and other forms of waste and on the recovery of valuable metals through refining processes.
Organizational Structure
     See Exhibit 8.2.
Property, Plant and Equipment
     Nippon Mining’s business operations are conducted primarily at eight plants in Japan. Nippon Mining owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land space of certain subsidiaries. Nippon Mining also owns various facilities in connection with its businesses.
     The following table sets out certain information with respect to the main properties owned or leased by Nippon Mining as of March 31, 2010.

			Land Space
			(Thousands of
			square
Location	Description	Principal Activities	meters)
Kurashiki, Okayama	Mizushima Oil Refinery	Petroleum refining	1,807
Chita, Aichi	Chita Oil Refinery	Producing petrochemicals	1,310
Amagasaki, Hyogo	Amagasaki Oil Storage (and 19 other storage facilities)	Oil storage	395
Chiyoda-ku, Tokyo	Tokyo Branch (and eight other branches)	Service stations	568
Kamisu, Ibaraki	Kashima Oil Refinery	Petroleum refining	2,790
Kamisu, Ibaraki	Kashima Factory	Producing petrochemicals	—
Hitachi, Ibaraki	Hitachi office, HMC Works, Shirogane Works	Metal recycling business, and electronic material processing, etc.	4,977
Kita-ibaraki, Ibaraki	Isohara Works	Producing sputtering targets and compound semiconductor materials	286

			Land Space
			(Thousands of
			square
Location	Description	Principal Activities	meters)
Samukawa, Kanagawa	Kurami Works	Producing rolled materials	215
Oita, Oita	Saganoseki Smelter & Refinery	Smelting and refining copper	2,074
Hitachi, Ibaraki	Hitachi Works	Smelting and refining copper	34
Tamano, Okayama	Tamano Smelter & Refinery	Smelting and refining copper	190
     As of March 31, 2010, ¥299.1 billion book value of land, buildings and related equipment were subject to mortgages securing ¥123.6 billion of Nippon Mining’s indebtedness.
Oil Producing Activities
  Reserves
     Summary of Oil Reserves at Year Ended March 31, 2010
     Nippon Mining’s proved oil reserves are calculated in accordance with SEC regulations and the requirements of the FASB. Proved oil reserves are those quantities of oil, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from known reservoirs under existing economic conditions, operating methods and government regulations.
     The table below summarizes the crude oil proved reserves of Nippon Mining’s equity-method investments. Nippon Mining has reported the proved reserves on the basis of the unweighted average of the first-day-of-the-month price for each month during the last 12-month period. No major discovery or other favorable or adverse event has occurred since March 31, 2010, that would cause a significant change in the estimated proved reserves as of that date.

Oil
(millions of barrels)

Proved reserves
Developed	19
Undeveloped	3

Total proved reserves of equity method investments	22

     Proved reserves are estimated based on reasonable certainty to be economically producible and the timing and amount that is recoverable can be affected by a number of factors and assumptions, including completion of development projects, reservoir performance, regulatory approvals and significant changes in projections of long-term oil price levels. As a result, proved reserves are expected to be revised as oil is produced and additional data become available. Accordingly, recoverable reserves are subject to upward and downward adjustments from time to time. D&M certified Nippon Mining’s oil reserve estimates as of March 31, 2010. The estimates for the certification were performed in accordance with Rule 4-10 of Regulation S-X. See “Item 18. Financial Statements — Supplemental Information on Oil Producing Activities (Unaudited)” in Nippon Mining’s consolidated financial statements included elsewhere in this annual report for more information.
    Qualifications of Reserves Technical Oversight Group and Internal Controls over Proved Reserves
          Internal Controls for Reserves Estimations
     Japan Energy Development Co., Ltd.’s oil reserves estimates from project operators in which it has an equity interest are calculated by experienced petroleum engineers at the affiliate. Reserves estimates are reviewed by engineers in Japan Energy Development Production & Development Department as part Nippon Mining’s internal controls. The reserves estimates received from the project operators are annually reviewed by petroleum engineers, each with at least 20 years of experience, who are part of Japan Energy Development’s Production & Development Department. Japan Energy Development’s Production & Development Department uses the reserves estimates received from the project operators to determine the official company reserves estimates, which are presented to the board of directors for their review and approval.

          Use of Third Party Estimates
     D&M reviewed and certified 94.5% of Japan Energy Development’s crude oil proved reserves estimates as of March 31, 2010. The estimates for the certification were performed in accordance with current SEC standards. D&M is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 70 years. The D&M report on Nippon Mining’s March 31, 2010 oil reserves is included as Exhibit 15.2 to this annual report on Form 20-F. The report also includes, among other information, the qualifications of the technical person primarily responsible for overseeing such reserve estimate.
          Qualified Technical Person Primarily Responsible for Overseeing Reserves Estimates
     The technical person primarily responsible for overseeing the preparation of the company’s reserve estimates is the General Manager of the Production & Development Department of Japan Energy Development. He is a petroleum engineer with a master’s degree in petroleum engineering. He is a member of the Society of Petroleum Engineers, or SPE, and a director of the Japan Section of the SPE. He has over 25 years of oil industry experience, including reservoir engineering and production engineering assignments in several field locations.
    Proved Undeveloped Reserves
     As of March 31, 2010, 3 millions of barrels of proved undeveloped reserves were reported. There was no material change in proved undeveloped reserves from the year ended March 31, 2009.
  Oil Production, Production Prices and Production Costs
     Oil Production
     The table below summarizes the crude oil production for the last three years.

	Fiscal Year Ended March 31,
	(thousands of barrels daily)
	2010	2009	2008
Crude oil production of equity method investments	12	12	12
     Production Prices and Production Costs
     The table below summarizes average production prices and average production costs of crude oil production associated with Nippon Mining’s equity method investments for the last three fiscal years.

	Fiscal Year Ended March 31,
	(Yen)
	2010	2009	2008
Average production prices, per barrel	5,161	8,381	7,478
Average production costs, per barrel	2,093	1,890	1,988
  Drilling and Other Exploratory and Development Activities
     Number of Net Productive and Dry Wells Drilled
     The table below summarizes the number of net productive and dry wells drilled by equity method investments for the last three fiscal years.

	Fiscal Year Ended March 31,
	2010	2009	2008
Net productive exploratory wells drilled	-	-	-
Net dry exploratory wells drilled	-	-	-
Net productive development wells drilled	2	1	2
Net dry development wells drilled	-	-	-

Total number of net wells drilled by equity method investments	2	1	2

  Present Activities
     Wells Drilling
     The table below summarizes gross and net wells in the process of being drilled by equity method investments for the fiscal year ended March 31, 2010.

Fiscal Year Ended March 31, 2010
	Gross	Net
Gross and net wells drilling of equity method investments	-	-
     Review of Principal Ongoing Activities
     During the fiscal year ended March 31, 2010, Nippon Mining primarily operated its oil business via equity-method investments primarily operating in the Middle East.
  Oil Properties, Wells, Operations and Acreage
     Gross and Net Productive Wells
     The table below summarizes gross and net productive wells of oil properties, wells, and acreage for equity method investments for the fiscal year ended March 31, 2010.

	Fiscal Year Ended March 31, 2010
	Gross	Net
Gross and net productive wells of equity method investments	91	32
     Gross and Net Developed Acreage and Gross and Net Undeveloped Acreage
     The table below summarizes gross and net developed acreage and gross and net undeveloped acreage of oil properties, wells, and acreage for equity method investments for the fiscal year ended March 31, 2010.

	Fiscal Year Ended March 31, 2010
	(thousands of acres)
	Gross	Net
Gross and net developed acreage of equity method investments	233	76
Gross and net undeveloped acreage of equity method investments	523	165
Mining Properties and Interests
Minera Los Pelambres
Operation Overview
     Minera Los Pelambres (“Los Pelambres,” or the “Company”) is the owner of the Los Pelambres mine and mill complex that started production of copper and molybdenum concentrates in the year 2000 at an initial throughput rate of 85,000 tonnes per day (tpd). Production for 2009 was 311,600 tonnes of copper and 7,800 tonnes of molybdenum in concentrate from an average mill throughput of 129,200 tpd. Current proven and probable reserves will support mining for a further 23 years at current and projected production rates. The El Mauro tailing dam was commissioned in 2008 and will ensure sufficient storage capacity for expected production. Commissioning of the plant expansion to an average milling rate of 175,000 tpd was underway as of the end of 2009.
     Marketing of concentrates is managed by Antofagasta plc, through its wholly owned subsidiary Antofagasta Minerals S.A. Antofagasta plc owns 60% of the Company. The copper and molybdenum concentrates are sold internationally, principally under contracts with smelters and roasters or traders which may extend for several years. The metal content is normally priced based on market prices (the LME price for copper and Platt’s Metals Week Molybdenum Dealer Oxide price for molybdenum) either at or a number of months after shipment. A smaller proportion of production is sold on spot markets.

     Los Pelambres uses a flotation process to produce copper concentrate (containing a small quantity of gold and silver) which is sold to copper smelters, including its Japanese minority shareholders, for conversion through smelting and refining into copper cathode. It also produces molybdenum concentrate as a by-product of the flotation process which is sold to molybdenum roasting plants to produce molybdenum oxide.
Name, Location, Type of Mine and Access
     The Los Pelambres mine is located at approximately 3,200 meters above sea level in Chile’s fourth region, 200 kilometers north of Santiago and 100 kilometers east of the coastal town of Los Vilos, adjacent to the border with Argentina. The plant site and processing facilities are 12 kilometers southwest of the mine at an elevation of approximately 1,600 meters above sea level. Ore is transported via conveyor belts and tunnels from the mine to the mill.
     The processing facilities are accessible by paved, public roads, while the open pit mine is accessible by an internal gravel road. The El Mauro tailing dam is located 45 kilometers southwest of the plant at an elevation of approximately 800 meters above sea level and is accessible by public gravel roads.
     Copper concentrate is transported by pipeline in slurry form to Los Pelambres’ privately owned Punta de Chungo port and load-out facility. Molybdenum concentrates are bagged and transported by truck to local roasters or to port for transport offshore. See the location map below.

Chile
Illapel
Los Pelambres
Mine
Las Hualtatas
Concentrate Pipeline
Salamanca
Processing Plant
Punta Chungo filter plant and load-out facility.
Chillepin
Cuncumen
Los Vilos
Embalse Corrales
El Mauro Tailing Dam
Los Vilos
Santiago

Ownership, Operation and Title or Lease
     The mine is owned and operated by Los Pelambres. Antofagasta plc owns through Antofagasta Minerals S.A. and Los Pelambres Investment Company Limited 60% of the Company, while the remaining 40% is owned by two Japanese consortia; the first owns 25% and is comprised of Nippon Mining & Metals Co. Ltd., Marubeni Corporation and Mitsui & Co. Ltd, while the second owns 15% and is comprised of Mitsubishi Material Corporation and the Mitsubishi Corporation. Nippon Mining & Metals has an effective 15% interest in both the Company and Los Pelambres mine.
     Los Pelambres holds mining concessions from the Chilean state that remain valid indefinitely, subject to payment of annual fees. The ore reserves are contained within three main mining concessions with a total area of 2,440 hectares (“Ha”): Los Pelambres 1/126 (628 Ha), Protectora 1/176 (880 Ha) and Penon 2 1/104 (932 Ha). Los Pelambres is the owner of a total of 184 mining concessions covering an effective area of over 65,000 Ha, which encompasses the orebody, surrounding areas and other infrastructure sites. Total annual cost for maintaining Los Pelambres’ concessions is in the order of $0.5 million.
History
     The existing Los Pelambres mine operation was constructed at an initial capital cost of $1.36 billion during the years 1997 and 1999 with commissioning beginning at the end of 1999 and processing at the design rate of 85,000 tpd reached during March 2000. Plant optimizations increased throughput to 105,000 tpd in 2001, while the installation of a pebble crusher for $35 million in 2003 increased throughput to 126,000 tpd in 2004. The first mill expansion, consisting of repowering the two semi-autogenous grinding “SAG” mills, installation of a fifth ball mill and additional flotation cells was completed in 2006 at a capital cost of $192 million. The El Mauro tailing dam was commissioned in late 2008 at a capital cost of $633 million.
     The two Japanese consortia bought the 40% stake in Los Pelambres from Antofagasta plc in 1997 for $256 million. Prior to this date, from 1992, the orebody was exploited as an underground operation with a milling capacity of approximately 5,500 tpd. The underground operation was closed in April 1998 to allow pit pre-stripping and other construction activities to take place with no interference.
Facilities and Power Source
     The Los Pelambres mine operation consists of an open pit with total extraction in 2009 of 119 million tonnes, of which 47 million tonnes was processed through the mill. The concentrator plant operated in 2009 with two SAG mills, five ball mills and associated flotation facilities to produce copper and molybdenum concentrates. Nominal production capacity in 2009 was 50 million tonnes per year of ore throughput and the process of expanding production capacity to 64 million tonnes per year was in the commissioning stage as of the end of 2009.
     Los Pelambres consumed an average of 116 MW of electricity in 2009, with 11 MW of that provided internally by the co-generating, 12 km long ore conveyor belt and the remainder provided through a long-term contract (until end-2012) with the electrical generating company Endesa from the Sistema Interconectado Central (Central Interconnected System ‘SIC’) network of central Chile.
Development Projects
     The concentrator plant operated in 2009 with two SAG mills, five ball mills and associated flotation facilities. A second plant expansion, to increase throughput to 175,000 tpd (64 million tonnes per year), was in the commissioning stage as of the end of 2009. The capital cost of the expansion is approximately $1.0 billion and includes the installation of a third SAG mill, sixth ball mill, increased mining capacity and associated infrastructure. Ramp up to full capacity was achieved at the end of the first quarter of 2010.
Ore Reserves
     Ore reserves are estimates of the amount of ore that can be economically and legally extracted and processed from the mining properties. Proven and probable reserves have been estimated in accordance with Industry Guide 7. The reported reserves may differ in some respects to similar information disclosed in accordance with the guidance in other countries.
     Ore reserves include diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are sub-divided in order of increasing confidence into Probable Reserves and Proven Reserves.
     A “Probable Reserve” is that part of a mineral deposit for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
     A “Proven Reserve” is that part of a mineral deposit for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.
     The Los Pelambres orebody is a large, low grade porphyry copper deposit with associated molybdenum, gold and silver minerals. The main economic minerals for copper are chalcocite, chalcopyrite and bornite. Arsenic is present in small amounts but does not report in penalty levels to the copper or molybdenum concentrates. Gold and silver report to the copper concentrate in small amounts at levels that provide credits to the cost of processing. The orebody has a significant secondary enriched zone as well as primary mineralization at depth.
     The Competent Person for ore reserves is Mr. Murray Canfield (P.Eng. Ontario), Technical Manager Operations for Antofagasta Minerals. Mr. Murray Canfield’s relationship to Minera Los Pelambres is as an employee of Antofagasta Minerals, the operating company and 60% owner of Minera Los Pelambres. The table below details the total ore reserves for the Los Pelambres mine.
Minera Los Pelambres Mineral Reserves

	As of March 31, 2010
	Tonnage	Copper	Molybdenum
	(Millions of tonnes)
Mineral Reserves (cut off grade 0.35%)
Los Pelambres (100% basis):
Proven	608	0.66%	0.022%
Probable	881	0.63%	0.016%

Total	1,489	0.64%	0.018%

Notes:

(1)	Three-year trailing average prices for Cu and Mo:

	Cu	Mo
	(Per lb)
2009...................................................................................................................................................	$2.91	$23.4

Test for impairment based on $1.70/lb Cu and $8.00/lb Mo.

(2)	Approximate drill hole spacings to classify the reserves are:

	Proven	Probable
Secondary sulfides	30m × 30m	70m × 70m
Central primary sulfides	130m × 130m	250m × 250m

(3)	Metallurgical recoveries for the operation are approximately 90% for copper and 78% for molybdenum.

(4)	March 2010 reserves are reported on the basis of a reserve estimate completed in 2009, depleted by subsequent production.

Caserones Copper and Molybdenum Deposits
Overview
     Nippon Mining in February 2010 announced feasibility studies of the Caserones copper and molybdenum deposits in Chile showed that development of the Caserones copper and molybdenum deposits is economically viable and, at the same time, that environmental approval for developing the project was granted by the Environmental Committee of the Atacama Region of Chile. Nippon Mining has decided to continue and advance the project into the full-fledged development stage. Additionally, Mitsui & Co., Ltd. is participating in the development project through its ownership of a 25% interest.
     The mineralization model for the Caserones copper and molybdenum deposits is that of a copper porphyry deposit. Primary sulfide mineralization associated with the dacite porphyry intrusion is pyrite, chalcopyrite, molybdenite and magnetite. Oxidation of the deposit has mobilized the copper from chalcopyrite and precipitated it as various copper oxides and secondary copper sulfides.
Name, Location and Access
     The Caserones copper and molybdenum deposits are at an elevation that varies from about 4,200 to 4,600 meters above sea level. The location is approximately 575 kilometers north of Santiago, Chile in the high Andes Mountains of Region III, approximately 162 kilometers southeast of the city Copiapo and 15 kilometers from the border with Argentina. The Caserones exploration activities encompass approximately 73,132 Ha, covered by 347 mining concessions.
     The property is accessed by a paved highway that follows the Copiapo River, followed by a gravel road to the exploration camp and open pit area of the potential mine site. A map of the location is below.

Ownership and Title
     Minera Lumina Copper Chile S.A. owns the mining concessions to the Caserones copper and molybdenum deposits along with approximately all the surface rights and necessary easements. Minera Lumina Copper Chile is 75% owned by PPC, a consolidated subsidiary of Nippon Mining of which Nippon Mining owns 66% and Mitsui Mining and Smelting owns the remaining ownership interest. As of May 26, 2010, Mitsui & Co., via a wholly owned subsidiary, owned the remaining 25% interest in Minera Lumina Copper Chile. Mitsui & Co. obtained the interest through a cash investment. Minera Lumina Copper Chile holds exploration and exploitation mining concessions from the Chilean state that remain valid indefinitely, subject to payment of annual fees, for which Minera Lumina Copper Chile is responsible. Minera Lumina Copper Chile is not required to pay any royalty fees.
     According to Chilean mining law, the assignee in an assignment of mining concessions assumes all the duties and rights of the holder of the concession. Management of Minera Lumina Copper Chile believes that the mining concessions assigned to Minera Lumina Copper Chile are in full force and effect under applicable Chilean laws and that Minera Lumina Copper Chile is in compliance with all material terms and requirements applicable to the mining concessions.
History
     In 2006, PPC acquired Regalito Copper Corp., which wholly owned Minera Lumina Copper Chile, through PPC Canada Enterprises Corp., wholly owned by PPC. After the acquisition, Minera Lumina Copper Chile started additional exploration and a prefeasibility study. The prefeasibility study was completed in July 2008. Based on the results of the prefeasibility study, Nippon Mining began a feasibility study in September 2008. Nippon Mining announced results of the feasibility study in February 2010.
Facilities and Power Source
     Nippon Mining expects that power for any mining project at Caserones will be supplied from the local grid. The planned production facilities will consist of an open pit mine, a flotation concentrator and a dump leach operation.
Development Projects
     In February 2010, Nippon Mining completed a feasibility study of the Caserones copper and molybdenum deposits, which revealed that the project is economically viable. The construction of the mining and production facilities started on April 1, 2010 and is expected to be completed in 2013. The operation for production of refined copper by a solvent extraction-electrowinning (SX-EW) process and production of copper and molybdenum concentrates will commence in January 2013 and September 2013, respectively. The initial capital investment for the production facilities is estimated at approximately $2.0 billion.
Ore Reserves
     Ore reserves are estimates of the amount of ore that can be economically and legally extracted and processed from the mining properties. Proven and probable reserves have been estimated in accordance with Industry Guide 7. The reported reserves may differ in some respects to similar information disclosed in accordance with the guidance in other countries.
     Ore reserves include diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are sub-divided in order of increasing confidence into Probable Reserves and Proven Reserves.
     A “Probable Reserve” is that part of a mineral deposit for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
     A “Proven Reserve” is that part of a mineral deposit for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.
     The Caserones orebody is a copper-molybdenum ore deposit with the typical characteristics of a copper porphyry, which generally characterizes by gold epithermal and porphyry deposits with low copper contents.
     The Competent Person for ore reserves is Mr. Mauricio Brücher O., (Civil Mining Engineer), Expert Engineer and Project Director for Metǻlica Consultores S.A. Mr. Mauricio Brücher is independent of Minera Lumina Copper Chile, the owner of Caserones. The table below details the total ore reserves for the Caserones mine.

Caserones Mineral Reserves

	As of March 31, 2010
	Tonnage	Copper	Molybdenum
	(Millions of tonnes)
Mineral Reserves (cut off grade 0.1%)
Caserones (100% basis):
Proven	404.2	0.39%	0.013%
Probable	755.5	0.32%	0.011%

Total	1,159.7	0.34%	0.012%

Notes:

(1)	Three-year trailing average prices for Cu and Mo:

	Cu	Mo
	(Per lb)
2009...................................................................................................................................................	$2.91	$23.49

Test for impairment based on $2.20/lb Cu and $15.00/lb Mo.

(2)	Approximate drill hole spacings to classify the reserves are:

	Proven	Probable
Oxides	50m × 50m	100m × 100m
Secondary sulfides	100m × 90m	150m × 135m
Primary sulfides	100m × 150m	150m × 225m

(3)	March 2010 reserves are reported on the basis of a reserve estimate completed on March 31, 2010.
Quechua Copper Deposit
Overview
     Nippon Mining is in the process of conducting feasibility studies of the Quechua copper deposit in Peru. The Quechua copper deposit is without known reserves and the feasibility study is exploratory in nature. Main mineralization in Quechua is the porphyry copper type. Copper minerals occur as chalcopyrite veinlets and quartz vein accompanying chalcopyrite in monzonite and its surroundings of the Hualhuani formation. A calcareous part of the Hualhuani formation is skarnized, and sometimes forms high grade skarn ore, but it is small in size. Oxide ore is recognized only near the surface and secondary enrichment is also very weak.
Name, Location and Access
     The Quechua copper deposit is at an elevation that ranges from 4,000 to 4,400 meters above sea level. The Quechua Project is located in the Espinar district of the Province of Cuzco, about 700km of the southeast of Peru’s capital, Lima. The Quechua exploration activities encompass approximately 2,600 Ha, covered by nine mining concessions.
     Quechua is accessible from Arequipa or from Cuzco by a combination of paved and gravel roads. There is also an airstrip for small airplanes in Yauri which was constructed by a nearby mine operation. Quechua is 40 minutes from Yauri via four-wheel drive vehicles.
     A map of the location is below.

Ownership and Title/Lease
     In 2007, PPC acquired the rights to the Quechua copper deposit development project from Mitsui Mining & Smelting for $40 million through a project company named Compania Minera Quechua S.A. in Lima. Compania Minera Quechua was established in 2007 and is a wholly owned subsidiary of PPC. PPC is a consolidated subsidiary of Nippon Mining of which Nippon Mining owns 66% and Mitsui Mining and Smelting owns the remaining ownership interest.
     In Peru, as in many other countries, the government retains ownership of all subsurface land and mineral resources. The surface land, however, is owned by individual landowners, and Mitsui Mining and Smelting owns the land where the Quechua copper deposit is located. The right to explore, extract, process and/or produce copper and other metals is granted by the Peruvian government in the form of mining and processing concessions. Compania Minera Quechua holds an exploitation mining concession from the Peruvian state that remains valid indefinitely, subject to payment of annual fees, for which Compania Minera Quechua is responsible.
     Compania Minera Quechua will be subject to royalty payments upon commencement of production. The royalty will be calculated based on the revenue from product sales (based on international market prices) less certain refining and transportation expenses. The mining royalty to be paid for ore concentrates with a value (i) up to $60 million per year is 1% of such value, (ii) between $60 million and $120 million is 2% of such value, and (iii) in excess of $120 million is 3% of such value.

     There are various laws and regulations governing mining operations in Peru and management of Compania Minera Quechua believes it is in compliance with all such laws and regulations.
History
     In 1969, Mitsui Mining & Smelting acquired the mining concession of Quechua and it conducted exploration and engineering activities in phases.
     Between 1970 and 1981, Mitsui Mining & Smelting conducted reconnaissance mapping and other surveys of Quechua. In 1981, Mitsui Mining & Smelting mined 1,500 metric tons of high-grade skarn-style mineralization as part of its obligation to maintain its mining claims. From 1995 through 1998, Mitsui Mining & Smelting conducted additional mapping and surveys of Quechua. In 2006, PPC drilled 14 holes at Quechua, primarily to validate data from the prior surveys. In 2007, PPC began a prefeasibility study of Quechua which was completed in November 2009. In December 2009 PPC began the current feasibility study, which it expects to complete in January 2011.
Facilities and Power Source
     Nippon Mining expects that power for any mining project at Quechua will be supplied from the local grid. The planned production facilities would consist of a copper-ore open pit mine, a flotation concentrator.
Development Projects
     Based on the results of a prefeasibility study on the Quechua copper deposit, in December 2009 Nippon Mining began a feasibility study, which is expected to be completed around January 2011, with an eventual goal of beginning mining operations in the second half of calendar year 2014.
Collahuasi Mine
     Collahuasi mine consists of open pit mines and is one of the largest copper mines in the world based on production. The Collahuasi deposit is located in northern Chile approximately 190 kilometers southeast of Iquique at altitudes of approximately 4,300-4,600 meters above sea level.
     The infrastructure consists of open pit mines, a concentrator plant, a solvent extraction-electrowinning (SX-EW) plant and a pipeline used to transport concentrate to the port of Punta Patache.
     Production began in 1999. In the year ended December 31, 2009, Collahuasi produced approximately 493,000 metric tons of copper in concentrate and approximately 43,000 metric tons of cathodes. Copper produced by Collahuasi is sold to smelters and refiners, including Nippon Mining’s subsidiary PPC.
     Nippon Mining’s interest in Collahuasi is through a 30% equity-method investment that owns a direct 12% interest in Collashuasi. Nippon Mining accounts for the investment under the cost method.
Escondida Mine
     Escondida mine consists of open pit mines and is the copper mine with the largest production in the world. The Escondida deposit is located in northern Chile approximately 150 kilometers southeast of the city of Antofagasta and at an altitude of approximately 3,100 meters above sea level.
     The infrastructure consists of open pit mines, concentrator plants, an electro-winning plant that produces cathodes from oxide and sulphide ore and pipelines that transport copper concentrate to a filter plant.
     Production began in 1990. In the fiscal year ended June 30, 2009, Escondida produced approximately 752,000 metric tons of copper contained in concentrate and approximately 299,000 metric tons of cathodes. Copper produced by Escondida is sold to smelters and refiners, including Nippon Mining’s subsidiary PPC.

     Nippon Mining’s interest in Escondida is through a 20% equity-method investment that owns a direct 10% stake in Escondida and through a 40% equity method investment that owns a direct 2.5% in Escondida, which it acquired on May 27, 2010. Nippon Mining accounts for the investments under the cost method.
Item 4A.	Unresolved Staff Comments
     None.
Item 5.	Operating and Financial Review and Prospects
     You should read the following discussion and analysis in conjunction with the respective audited annual consolidated financial statements of Nippon Oil and Nippon Mining, which have been prepared in accordance with U.S. GAAP, included elsewhere in this annual report. The fiscal year end for each of Nippon Oil and Nippon Mining is March 31.
Overview
     The financial condition and results of operations of Nippon Oil, Nippon Mining and JX Holdings are and will be generally affected by economic conditions in Japan and, to a lesser extent, other parts of the world in which they conduct business.
     The global financial crisis and economic downturn that deepened significantly in September 2008, due in part to the collapse of a major U.S. financial institution in that month, created extremely challenging conditions for Nippon Oil and Nippon Mining. The global economy remained weak throughout the fiscal year ended March 31, 2010. Domestic demand for refined petroleum products declined, marked by decreased consumer spending, decreased use of automobiles, lower levels of manufacturing activity, increased popularity of fuel-efficient vehicles and increased use of other energy sources such as gas and electricity. These factors created a difficult operating environment for Nippon Oil and for the petroleum-related businesses of Nippon Mining. The global economic slowdown also led to lower consumer demand for a variety of electronic products; as a consequence, Nippon Mining experienced a substantial decline in demand for electronic materials.
     In the fiscal year ended March 31, 2009, the Japanese economy slowed in the first half due in part to rapidly increasing raw material costs and the effects of the subprime loan crisis in the United States. In the second half of that year, the Japanese economy declined further as the effects of the financial crisis, which had largely been limited to the United States and Europe, spread to other parts of the world, adversely affecting the global economy. Over the course of that year, the Japanese economy also deteriorated rapidly due to significant reductions in capital investment, stemming from worsening corporate earnings, as well as substantial decreases in demand, including export demand.
     In the fiscal year ended March 31, 2010, the world economy leveled out as a result of various governments’ economic stimulus packages. However, economic and market conditions were still marked by extremely low levels of consumption and production. While the Chinese economy experienced rapid growth, spurred by massive government spending, the United States, European and other industrialized economies continued to weaken as unemployment rates rose and personal incomes fell. The Japanese economy also leveled out as a result of government spending and resurgent exports to China. Production and exports in the fiscal year ended March 31, 2010 both increased in comparison to the fiscal year ended March 31, 2009. However, the Japanese economy still suffers from low levels of consumer spending and investment in housing, falling capital investment and increased unemployment.
Outlook
     JX Holdings expects domestic demand for refined petroleum products to decrease, reflecting a shift in consumer trends whereby Japanese consumers have been increasing their purchases of hybrid and compact cars and other fuel-efficient products, and less frequently using kerosene space heaters and other items once commonly found in

Japanese households that used refined petroleum products as fuel. Further, while JX Holdings expects that the average price of crude oil for the fiscal year ending March 31, 2011 will be higher than the average price for the fiscal year ended March 31, 2010, margins of refined petroleum products are expected to improve due in part to expected reductions in excess capacity owing to the business integration and similar expected reductions by some other domestic oil refining companies. JX Holdings further expects that margins of refined petroleum products will improve in the mid to long term as a result of expected improvements in the domestic market for refined petroleum products owing to planned reductions in refining capacity that will exceed forecast declines in domestic demand, as well as improvements in overseas markets for refined petroleum products, due to expected increases in demand mainly from India, China and other parts of Asia. Margins of petrochemicals are expected to increase due to increased demand in export markets.
     In oil and natural gas exploration, JX Holdings expects sales volumes to decline, while sales prices are expected to increase due to expected higher product prices. As a result, JX Holdings expects revenues and earnings to increase.
     In its mining and metals operations, JX Holdings believes that because refined copper is a critical component of the world’s infrastructure, demand for refined copper ultimately reflects rates of growth in key markets, particularly in the manufacturing, construction and, increasingly, information technology industries. JX Holdings expects growth in these end markets, primarily in East Asia, to be the primary drivers of demand for its refined copper products. Demand for refined copper has in recent years been increasing due primarily to growth in China and other emerging economies. In 2002, China overtook the United States as the leading consumer of refined copper in the world. JX Holdings expects demand from China, India and other countries in East Asia with large populations to increase over the medium- and long-term, in conjunction with their economic growth. JX Holdings believes that, with the exception of some countries, most of the customers for its electronic materials have finished adjusting their production and inventory levels in response to the economic slowdown. JX Holdings believes that the general outlook for demand for its electronic materials is positive owing to expected continued growth globally for smartphones, flat-panel televisions and personal computers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS OF NIPPON OIL
Nippon Oil Overview
     As of March 31, 2010, Nippon Oil divided its businesses into four operating segments:
•	Refining and marketing. The refining and marketing segment is primarily operated through Nippon Oil and Nippon Petroleum Refining Co., Ltd. The refining and marketing segment mainly consists of two lines of businesses: the refined petroleum products business and the petrochemicals business. The refining and marketing segment generates the largest portion of Nippon Oil’s revenues.

•	Oil and natural gas E&P. The oil and natural gas E&P segment is operated through Nippon Oil Exploration Limited. Nippon Oil primarily engages in the exploration and production of oil and natural gas, focusing on five principal geographic areas: the United States, the United Kingdom, Southeast Asia, Oceania and Canada.

•	Construction. The construction segment is operated through NIPPO Corporation. Nippon Oil engages in road paving, civil engineering, design and construction of petroleum facilities and development and construction of residential and office buildings.

•	Other. The other segment is operated through subsidiaries that engage in retail sales of automotive products such as batteries and fuel additives, sales and leasing of real estate owned by Nippon Oil, marketing, development and operation of information technology systems and administrative and accounting services provided to Nippon Oil.
Factors Affecting Nippon Oil’s Financial Results
     Nippon Oil’s financial results are driven primarily by the financial results of the refining and marketing segment and the oil and natural gas E&P segment. In the refining and marketing segment, Nippon Oil imports raw materials, in particular crude oil, primarily from the Middle East. Nippon Oil’s refined petroleum products and petrochemicals are sold primarily in Japan, with an increasing portion sold to China, Taiwan, South Korea and other Asian countries in recent years. Therefore, Nippon Oil’s sales of refined petroleum products and petrochemicals are affected by the general economic conditions and change in demand in these regions, and its costs are significantly impacted by crude oil prices. In the oil and natural gas E&P segment, Nippon Oil sells oil and natural gas primarily based on the spot market prices in the regions in which it produces such commodities.
     The global financial crisis and economic downturn in 2008 created a challenging economic environment worldwide. The impact continued in Japan for the fiscal year ended March 31, 2010, as capital expenditures and housing investments further declined, although consumer spending and exports started to rise. In contrast, the general economic conditions in other Asian countries improved driven by the economic growth in China and India. Domestic demand for refined petroleum products further declined compared to the previous fiscal year due to low levels of distribution and manufacturing activities reflecting prolonged weak economic conditions in Japan, as well as increased use of fuel-efficient vehicles and a shift in consumer demand from traditional energy sources to gas and electricity. On the other hand, demand for refined petroleum products and petrochemicals in Asia increased, reflecting improved economic conditions in this region.
     The price of crude oil, which is based on international benchmarks of spot market prices, fluctuated significantly for the three fiscal years ended March 31, 2010. The cost of crude oil is the most significant factor that affects Nippon Oil’s costs. In the refining and marketing segment, Nippon Oil procures most of its crude oil from the Middle East at prices set by a formula that is generally linked to spot market prices for Dubai crude oil, pursuant to contracts which typically have terms of one year subject to automatic renewal. Dubai crude oil reached a historical high of $140 per barrel in July 2008, followed by a sharp decline and ended at $47 per barrel at the end of the fiscal year 2009. For the fiscal year ended March 31, 2010, Dubai crude oil prices gradually trended higher, rising from approximately $47 per barrel at the beginning of the fiscal year to approximately $79 per barrel at the end of the fiscal year, reflecting market expectations that crude oil demand will rise in conjunction with the recovery of the global economy. For the fiscal years ended March 31, 2008, 2009 and 2010, the average price for Dubai crude oil was $77.4 per barrel, $81.8 per barrel and $69.6 per barrel, respectively. See “Item 5. Operating and Financial Review and Prospects — Trend Information Relating to the Oil Industry — Crude Oil and Gasoline.” In the oil and natural gas E&P segment, Nippon Oil primarily sells its crude oil and natural gas to third parties in the regions of origin at prices linked to the regional spot market price benchmarks. The following is a description of key factors that affect the results of operations of Nippon Oil’s businesses.

Refining and Marketing Segment
     Revenues
     Sales Prices. Nippon Oil’s primary refined petroleum products are gasoline, naphtha, middle distillates (kerosene, diesel fuel, jet fuel, fuel oil A) and fuel oil C. In addition, Nippon Oil produces and sells LPG and lubricant oil. Revenues from the refined petroleum products business are determined by sales prices and sales volumes for each refined petroleum product, and by product mix and sales mix, in response to changes in demand and supply/demand balances. The Japanese market for refined petroleum products is extremely price competitive. Sales prices of gasoline, kerosene, diesel fuel and fuel oil A are determined by a pricing system that is keyed off of weekly wholesale market prices of refined petroleum products and are based on a formula that sets sales prices in advance. Market prices of these products in turn are driven by the prices of crude oil and inventory levels, as well as changes in supply and demand, inter-dealer markets and overseas market conditions. This pricing system, which Nippon Oil implemented in October 2008, helps management to make timely decisions to adjust production levels and manage excess inventory. Previously, Nippon Oil determined sales prices on a monthly basis based on crude oil costs. Sales prices of other refined petroleum products such as jet fuel and fuel oil C are determined by negotiations with industrial customers, and are influenced by overall market conditions such as market supply and demand.
     Nippon Oil’s primary petrochemical products include paraxylene, benzene, propylene and ethylene. Revenues from the petrochemicals business are determined by sales prices and sales volumes for each petrochemical, and by product mix and sales mix, in response to changes in demand and supply/demand balances. The market for petrochemicals is extremely price competitive. Nippon Oil’s pricing depends on the product and, for some petrochemicals, depends on whether such products are sold to domestic or overseas customers. For example, sales prices of products such as paraxylene and benzene are based on monthly contract prices that are generally linked to spot market prices and are determined by negotiations with industrial customers. The price of propylene is generally linked to spot market prices and also to the price of naphtha, depending on whether propylene is sold domestically or overseas. The price of ethylene sold in Japan is generally linked to the price of naphtha.
     Sales Volumes. Sales volumes for Nippon Oil’s refined petroleum products generally reflect changes in domestic demand, which is affected by seasonality, weather conditions and economic conditions at a given time. The business environment in Japan has become increasingly challenging in the past several years reflecting, among other things, a shift in consumer demand towards products that utilize other energy sources such as gas and electricity, and sluggish economic conditions. For the fiscal year ended March 31, 2009, sales volumes for each of gasoline, naphtha, middle distillates and fuel oil C decreased compared with the previous fiscal year. For the fiscal year ended March 31, 2010, sales volumes for industrial fuel such as fuel oil C used for electricity generation and export fuel oil decreased, compared with the previous fiscal year.
     Sales volumes for Nippon Oil’s petrochemicals generally reflect changes in domestic and global demand. While the Japanese market has historically accounted for the largest portion of Nippon Oil’s revenues in the petrochemicals business, in recent years Nippon Oil has been increasing sales of petrochemicals to China and other Asian countries. Consequently, demand for Nippon Oil’s petrochemicals is affected by economic conditions in Japan and elsewhere in Asia. For the fiscal year ended March 31, 2009, sales volumes for ethylene, paraxylene and propylene decreased compared with the previous fiscal year and the sales volumes for benzene remained flat, primarily reflecting the economic downturn in Japan and Asia. For the fiscal year ended March 31, 2010, sales volumes for ethylene, paraxylene, benzene and propylene increased compared with the previous fiscal year, primarily reflecting solid demand in Asia, particularly in China.
     Sales volumes for both refined petroleum products and petrochemicals are affected by unscheduled shutdowns of refineries. An unscheduled shutdown could halt or delay the output of refined petroleum products and affect the distribution and sale of the end product. In order to supplement the shortage, Nippon Oil may make procurements from third parties that result in additional costs or may change its production plans and produce refined petroleum products that do not command as high a margin as that of the product originally planned.

     Costs and Expenses
     Cost of Crude Oil. The cost of crude oil is the most significant factor affecting cost of sales in Nippon Oil’s business. In particular, the cost of crude oil constitutes a substantial portion of cost of sales in Nippon Oil’s refined petroleum products business. The cost of crude oil also indirectly affects the cost of sales in Nippon Oil’s petrochemical business, as it produces a substantial portion of naphtha used in producing its petrochemicals. Nippon Oil purchases crude oil from suppliers, mainly in the Middle East at prices set by a formula that is generally linked to spot market prices for Dubai crude oil, pursuant to contracts which typically have terms of one year subject to automatic renewal. As such, Dubai crude oil price is the most important benchmark for crude oil that Nippon Oil purchases in the refining and marketing segment. As described above, while the price of crude oil has fluctuated historically, the price of crude oil for the fiscal year ended March 31, 2009 was extremely volatile. For the fiscal year ended March 31, 2010, Dubai crude oil prices gradually trended higher, rising from approximately $47 per barrel at the beginning of the fiscal year to approximately $79 per barrel at the end of the fiscal year. For more information on crude oil prices, see “Item 5. Operating and Financial Review and Prospects — Trend Information Relating to the Oil Industry — Crude Oil and Gasoline.”
     Nippon Oil determines its inventory value and cost of sales based on the average cost method. Under the average cost method, cost of sales is affected by the average price of crude oil, which is determined based on the inventory value at the beginning of the fiscal year and the purchases of crude oil throughout the fiscal year. Inventory value at the beginning of the year includes a government-regulated stockpile of crude oil and refined petroleum products amounting to 70 days’ equivalent of oil Nippon Oil sold in Japan in the past 12 months. As a result, Nippon Oil’s average cost of sales per barrel during the fiscal year may be substantially higher or lower than the average cost of crude oil per barrel purchased during the fiscal year. In periods in which the market prices of crude oil increase, the cost of sales generally increases, but more gradually because of the relatively lower inventory value at the beginning of the period. This will usually have a favorable impact on Nippon Oil’s operating income. Conversely, in periods in which the market prices of crude oil decrease, Nippon Oil’s cost of sales decreases more gradually, resulting in an unfavorable impact on its operating income. Cost of sales can also be affected by the lower of cost or market inventory valuation adjustment at each quarter end. These effects are referred to as “inventory valuation factors.”
     Exchange Rate Fluctuations. Substantially all of Nippon Oil’s crude oil purchases are denominated in U.S. dollars, while the sales of most of its refined petroleum products are denominated in Japanese yen. As a result, the cost of sales in the refining and marketing segment is affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen. In general, a stronger Japanese yen results in lower costs of crude oil purchases while it has an unfavorable impact on exports. Conversely, a weaker Japanese yen results in higher costs of crude oil purchases, while it has a favorable impact on exports.
     For the fiscal years ended March 31, 2008, 2009 and 2010, the Japanese yen appreciated against the U.S. dollar with an average exchange rate of ¥115.3, ¥100.6 and ¥93.2, respectively. As a result, the exchange rate during the three fiscal years ended March 31, 2010 generally had a favorable impact on Nippon Oil’s cost of sales in the refining and marketing segment due to lower cost of crude oil purchases, which was partially offset by an unfavorable impact on exports of petrochemicals.
     From time to time, Nippon Oil uses foreign currency forward contracts to manage a portion of its exposure to fluctuations in foreign currency exchange rates. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Exchange Rate Risk,” Notes 13, 14 and 15 to Nippon Oil’s audited consolidated financial statements included elsewhere in this annual report.
     Refining Costs. Refining costs include fuel costs and depreciation and, to a lesser extent, maintenance costs, personnel costs, costs of chemicals and additives and other operational expenses. Fuel costs fluctuate depending on the prices of crude oil and production volumes. Depreciation varies by the levels of capital expenditures made, including refinery upgrades and improvements to use raw materials more effectively.

     Margins
     The profitability of Nippon Oil’s refined petroleum products and petrochemicals is largely dependent upon its ability to preserve margins. Nippon Oil attempts to preserve margins by adjusting, to the extent possible, sales prices of its products to reflect changes in the cost of sales of crude oil. In addition, Nippon Oil may change the sales mix and increase exports when export margins are more favorable. The Japanese market for refined petroleum products is extremely competitive due to excess refinery capacity in the industry and intense competition among service stations. The Japanese market for petrochemicals is also extremely competitive due to excess supply over demand and excess capacity. This price competition, together with economic conditions and other factors, may make it difficult for Nippon Oil to pass on increased costs to its customers in order to preserve margins. Moreover, even when Nippon Oil is able to adjust sales prices of its products to reflect changes in the cost of sales, the change in sales prices may lag the change in the cost of sales. This lag adversely affects Nippon Oil’s ability to preserve margins during periods of sudden or prolonged increases in the price of raw materials. Thus, Nippon Oil may experience declining margins for extended periods of time when prices for raw materials are generally rising. Conversely, during periods of sudden or prolonged decreases in the price of raw materials, the lag generally has positive effects on Nippon Oil’s margins.
     Margins for refined petroleum products are largely driven by changes in commodity prices and are a function of the difference between what Nippon Oil pays for raw materials, mainly crude oil, and the sales prices for its refined petroleum products such as gasoline, naphtha, middle distillates and fuel oil C. Prices for crude oil and refined petroleum products are determined by the global marketplace and are influenced by various factors, such as global and regional supply/demand balances, inventory levels, refinery capacity, import/export balances, seasonal demand, weather conditions and geopolitical climate. Margins for Nippon Oil’s petrochemicals are affected by regional supply/demand balances and the cost of producing naphtha. Nippon Oil produces a substantial portion of naphtha it uses in producing its petrochemicals, and the cost of producing naphtha is driven by the price of crude oil. Demand for petrochemicals has historically experienced significant fluctuations, and margins for petrochemicals have been volatile. In periods in which the market price of crude oil increases, the increase in the cost of sales will be more gradual because of inventory valuation factors, and as a result, will usually have a favorable impact on Nippon Oil’s margins. Conversely, in periods in which the market price of crude oil decreases, the cost of sales will not reflect the decrease immediately, which will usually have an unfavorable impact on Nippon Oil’s margins.
Oil and Natural Gas E&P Segment
     Revenues
     Sales Prices. Nippon Oil’s revenues in the oil and natural gas E&P segment are derived mostly from sales of oil and natural gas produced in U.S. Gulf of Mexico, U.K. North Sea, Southeast Asia, Oceania and Canada. In general, Nippon Oil sells crude oil and natural gas in the regions in which they are produced. As such, revenues from the oil and natural gas E&P segment generally fluctuate in line with the spot market prices in the regions in which such commodities are sold. For example, the sales prices of crude oil are linked to WTI for sales in the U.S., Brent for sales in the U.K. and Dubai for sales in Asia. Sales prices of natural gas are linked to the regional market prices in which they are sold, such as Henry Hub for the U.S., European Union CIF for Europe and Japan Crude Cocktail (“JCC”) for East Asia. For the fiscal year ended March 31, 2009, spot market prices of crude oil were extremely volatile while sales prices of natural gas differed among regional markets, and the significant decline in crude oil prices from July 2008 had a substantial negative impact on the revenues of the oil and natural gas E&P segment. For the fiscal year ended March 31, 2010, the average spot market prices of crude oil and natural gas declined significantly compared to the prior fiscal year, which led to significant decreases in sales prices and significantly affected the revenues of the oil and natural gas E&P segment. For historical spot market prices of crude oil, see “Item 5. Operating and Financial Review and Prospects — Trend Information Relating to the Oil Industry — Crude Oil and Gasoline.”
     Sales Volumes. Nippon Oil’s crude oil and natural gas production in the long term depends primarily on the level of proved developed and proved undeveloped reserves in the projects in which Nippon Oil participates and the percentage of its participating interest. Nippon Oil’s results of operations in the short term are affected by the rate at which the consortiums in which it participates produce oil and/or natural gas and the technological and management expertise of the consortiums as well as production equipment failures, which may result in delayed production and decreased output.

     Costs and Expenses
     Operating expenses of Nippon Oil’s oil and natural gas E&P segment are affected by the number of projects which it operates, and the level of its participation and the costs of operating each project. The costs of operating each project include costs of repair and maintenance, labor costs and salaries and wages. Operating expenses also include depreciation, depletion and amortization of exploration and development costs capitalized under the full cost method.
Construction Segment
     Revenues
     Revenues from Nippon Oil’s construction segment are highly dependent on the level of public works and private capital investment in a given year, as Nippon Oil’s major businesses in this segment are road paving, civil engineering and construction of petroleum facilities. For the fiscal years ended March 31, 2009 and 2010, the business environment was challenging, characterized by lower levels of spending in public works and capital expenditures.
     Costs and Expenses
     Costs of Raw Materials. The costs of raw materials, such as asphalt, are significantly affected by the prices of crude oil. During periods of high crude oil prices, Nippon Oil endeavors to pass on to its customers the increased costs of raw materials in order to preserve margins. However, it may not be able to fully pass on increased costs due to various factors that may be beyond Nippon Oil’s control, such as intense competition.
Selling, General and Administrative Expenses
     The primary variable components of selling, general and administrative expenses are freight expenses and personnel expenses. Freight expenses are primarily incurred in connection with the transportation of Nippon Oil’s refined petroleum products. In connection with the domestic distribution of gasoline and certain other refined petroleum products, Nippon Oil enters into barter transactions with other oil refiners in various geographic areas of Japan, which reduces Nippon Oil’s freight expenses. For a discussion of barter transactions of petroleum products, see “Item 4. Information on the Company — Business of Nippon Oil — Refining and Marketing — Sales and Distribution.”
Critical Accounting Policies and Estimates
     The audited consolidated financial statements are prepared in accordance with U.S. GAAP. In connection with the preparation of the financial statements, management is required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosures. Management bases the assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time Nippon Oil prepares its consolidated financial statements. Management reviews the accounting policies, assumptions, estimates and judgments to ensure that the financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from management’s assumptions and estimates.
     Nippon Oil’s significant accounting policies are discussed in Note 2 to Nippon Oil’s audited annual consolidated financial statements included elsewhere in this annual report. Management believes that the following accounting estimates are the most critical in fully understanding and evaluating the reported financial results, and they require management’s most difficult, subjective and complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.
Oil and Natural Gas Reserves
     Oil and natural gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs, and engineering judgment. Consequently, reserve estimates are subject to revision if additional data becomes available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance. Well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.
     Proved reserve estimates were based on reports prepared by DeGolyer and MacNaughton, an independent engineering consultant. Nippon Oil’s reserve estimates were prepared for each oil and natural gas field within oil and natural gas regions. Nippon Oil’s reserve estimates include only crude oil and natural gas, which Nippon Oil believes can be reasonably produced within the current terms of production licenses.
     Depreciation, depletion and amortization (“DD&A”) expense and impairment of capitalized costs are impacted by Nippon Oil’s estimation of proved reserves. Reduction in reserve estimates may result in increased DD&A expense, increased impairment of proved properties and a lower standardized measure of discounted future net cash flows.
Oil and Natural Gas Properties
     Nippon Oil uses the full cost method to account for the oil and natural gas properties. Under the full cost method, management is required to conduct the full cost ceiling calculation, which requires that a 10% discount factor be used and that average prices during the 12-month period be held constant upon calculating the net future cash flows. Therefore, the future net revenues associated with the estimated proved reserves is not based on management’s assessment of expected future revenues or the fair value of the properties.
     Oil and natural gas prices have historically been volatile. At any period end, prices can be either substantially higher or lower than management’s long-term price forecast. Also, marginal borrowing rates may be well below the required 10% used in the calculation. Rates below 10%, if they could be utilized, would have the effect of increasing the otherwise calculated ceiling amount limitation. Therefore, oil and natural gas property impairments that result from applying the full cost ceiling test are caused primarily by decrease in price as opposed to reductions to the underlying quantities of reserves and should not be viewed as absolute indicators of a reduction of the ultimate value of the related reserves.
     In accordance with the full cost method of accounting, Nippon Oil performs the ceiling test for oil and natural gas properties included in the full cost pool. At March 31, 2010, Nippon Oil’s net capitalized costs of proved oil and natural gas properties exceeded the estimated future net revenues discounted at 10% net of any consideration, and consequently an impairment loss was recorded predominantly in Southeast Asia. The impairment loss for the fiscal year ended March 31, 2010 was primarily due to lower levels of commodity prices which were used to estimate future net revenues. The impairment loss for the fiscal year ended March 31, 2009 was recorded predominantly in the United States of America and Southeast Asia and the loss was primarily caused by the decline in commodity prices as of March 31, 2009 compared with March 31, 2008. No impairment loss was required to be recorded for the fiscal year ended March 31, 2008.
Impairment of Long-Lived Assets
     Long-lived assets, other than oil and natural gas properties discussed above, to be held and used or to be disposed of other than by sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
     An impairment review involves a comparison of the carrying amount of long-lived assets to the aggregate amount of the projected undiscounted cash flow from the asset or asset group. If the aggregate amount of the projected undiscounted cash flow is lower than the carrying amount, an impairment charge is recorded for the amount by which the carrying amount of the long-lived asset exceeds its fair value, which is generally based upon discounted cash flows.

     Cash flow projections used to test recoverability and determine fair value are based mainly on management’s internal projections. In these projections, management makes various estimates including the future profitability of products, the use, timing of disposition and salvage value of the asset, the discount rate applied and future economic and business environment. Factors considered vary for each long-lived asset because of the difference in the nature of the assets and in operating circumstances, such as market, profitability and other factors. Due to the significant subjectivity of the assumptions and estimates used to test for recoverability and to determine fair value, changes in market conditions could result in significant impairment charges in the future, thus affecting Nippon Oil’s results of operations.
     The overall deterioration of the global economic environment, a significant decrease in the price of land in Japan, and the intensive pricing competition had led to adverse changes in Nippon Oil’s business. As a result, Nippon Oil reviewed its long-lived assets for impairment and recognized impairment losses of ¥6.5 billion, ¥12.1 billion and ¥17.8 billion for the fiscal years ended March 31, 2010, 2009 and 2008, respectively. Nippon Oil’s impairment evaluations are based on assumptions that management deems reasonable.
Impairment on Investments
     Nippon Oil records an impairment on investments in marketable securities to net realizable value when a decline in fair value below the carrying value is deemed other-than-temporary. In determining if a decline in value is other-than-temporary, management considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition, business plans, estimated future cash flows and prospects of the investment company and Nippon Oil’s ability and intent to retain its investment for a period of time sufficient to allow for any anticipated recovery in fair value.
     Nippon Oil also reviews the carrying value of investments in non-marketable securities and investments in affiliated companies to assess if an other-than-temporary decline in value has occurred. Impairment review is performed when events or changes in circumstances indicate that the carrying amount of such investment may not be recoverable. Such indicators include sustained decline in market value below carrying value, deteriorating financial condition and decrease in the quality of the investee’s asset without positive near-term prospects, significantly sub-par level of earnings or quality of assets below that of the investee’s peers, severe losses sustained by the investee in the current year or in both current and prior years, and a downgrading of the investee’s debt rating. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. When the value of such investment is determined to have declined below carrying value on other-than-temporary basis, an impairment loss is recorded for the amount by which the carrying value exceeds its fair value.
     The assessment of whether a decline in the value of an investment is other-than-temporary is often subjective in nature and involves certain assumptions and estimates. Accordingly, it is possible that investment securities in Nippon Oil’s portfolio that have had a decline in value that management currently believes to be temporary may be determined to be other-than-temporary in the future based on management’s evaluation of subsequent information such as continued poor operating results and continuing broad declines in the value of worldwide equity markets. As a result, unrealized losses on available for sale investment securities and impairment charges may be recognized, which could have an adverse effect on Nippon Oil’s future results of operations. In addition, assessing the fair value of non-marketable securities and investments in affiliated companies often involves subjective estimates and judgments, and the actual proceeds upon subsequent sale of such investments could differ from the assessed fair value.
Asset Retirement Obligations
     Asset retirement obligations are charged to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and remediation costs.
     Nippon Oil owns oil and natural gas exploration and production facilities that require expenditures for plugging the wells and dismantling the facilities, as well as service stations on leased properties that require expenditures to abandon the facilities including removal of underground oil tanks at the end of the lease terms.

     Estimating the future asset retirement obligations requires management to make estimates and judgments regarding timing, existence of a liability and what constitutes adequate restoration. Inherent in the present value calculation are assumptions regarding the timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the present value of the existing asset retirement obligation liability, a corresponding adjustment is made to the related asset. To calculate the present value of such future obligations, the discount rate management uses is Nippon Oil’s credit adjusted risk free rate.
     Further, there are certain petroleum exploration and development assets which management cannot reasonably estimate the fair value of asset retirement obligations as the specific timing of abandonment is not stipulated by laws or contract. Management also cannot reasonably estimate the fair value of asset retirement obligations relating to certain oil refining facilities, oil storage facilities and company headquarters as Nippon Oil assumes that it will continue to use these assets indefinitely.
     Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required. Any such increases in future costs could materially impact the amounts charged to earnings for reclamation and remediation.
Deferred Income Taxes
     Deferred income tax assets and liabilities are established for all temporary differences between the book and the tax bases of assets and liabilities. Net operating loss carryforwards and other deferred tax assets are reviewed periodically for realizability, and if necessary, a valuation allowance is recorded.
     Management assesses the likelihood that deferred tax assets will be realized from future taxable income. To the extent management believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, management establishes a valuation allowance. Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. Deferred tax assets and the respective valuation allowance as of March 31, 2010 and 2009 are as follows:

	March 31
	2010	2009
	(Millions of yen)
Gross deferred tax assets	¥459,152	¥471,060
Valuation allowance	(151,201)	(149,219)

Total deferred tax assets	¥307,951	¥321,841

     Management considers all available evidence, both positive and negative, to determine whether, based on the weight of the evidence, a valuation allowance is needed. Evidence used for the valuation allowance includes information about Nippon Oil’s current financial position and results of operations for the current and preceding years, as well as all currently available information about future years. Factors considered include Nippon Oil’s anticipated future performance, Nippon Oil’s ability to generate sufficient taxable income prior to the expiration of net operating loss carryforwards, the timing of reversal of deferred tax assets and liabilities and tax planning strategies available to Nippon Oil. To the extent that a valuation allowance is established or changed during any period, Nippon Oil recognizes an adjustment within the consolidated tax expense.
Fair Value Hierarchy
     The FASB ASC guidance for Fair Value Measurements and Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Nippon

Oil had certain commodity forward contracts used to manage its exposure to long term fixed price sale agreements classified as Level 3, for which management uses valuation models that incorporate certain unobservable inputs. The future settlement price for such derivative instruments may be significantly different from the measurement derived from valuation models. For additional information, see Notes 13, 14 and 15 to Nippon Oil’s audited annual consolidated financial statements included elsewhere in this annual report.
Pension Benefit Costs
     Employee pension benefit costs and obligations are dependent on certain assumptions including discount rates, retirement rates and mortality rates, which are based upon current statistical data, as well as expected long-term rates of return on plan assets and other factors. Specifically, the discount rate and expected long-term rate of return on assets are two critical assumptions in the determination of periodic pension costs and pension liabilities.
     Assumptions are evaluated at least annually, or at the time when events occur or circumstances change and these events or changes could have a significant effect on these critical assumptions. Actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions used are appropriate, differences in actual results or changes in assumptions may affect Nippon Oil’s future pension costs and obligations.
     Nippon Oil used a discount rate of 2.4% for its pension obligations as of March 31, 2010, which was determined based on currently available information about rates of return on high quality fixed income investments. The discount rate used as of March 31, 2010 was 10 basis points higher than the discount rate of 2.3% used as of March 31, 2009.
     Nippon Oil determined the expected long-term rate of return on plan assets at 3.0% as of March 31, 2010 and 2009, based on current and expected asset allocations, as well as historical and expected long-term rate of return on various categories of plan assets. Nippon Oil’s investment strategy for benefit plan assets reflects a long-term view, a careful assessment of the risks inherent in various asset classes and broad diversification to reduce the risk of the portfolio. Nippon Oil primarily invests in funds that follow an index-based strategy to achieve its objectives of diversifying risk while minimizing costs. Studies are periodically conducted to establish the preferred target asset allocation.
     The following table illustrates the sensitivity to a change in discount rates and the expected rate of return on plan assets to net periodic pension costs for the fiscal year ended March 31, 2011 and projected benefit obligation (“PBO”) as of March 31, 2010, holding all other assumptions constant:

	Net Periodic
Change in Assumption	Pension Costs	PBO
	(Billions of yen)
Discount rates
50 basis point decrease	¥1.7	¥11.5
50 basis point increase	(0.7)	(10.9)
Expected long-term rate of return on plan assets
50 basis point decrease	0.9	—
50 basis point increase	(0.9)	—
Recent Accounting Pronouncements
     See Note 2 to Nippon Oil’s audited annual consolidated financial statements included elsewhere in this annual report for a discussion of recent accounting pronouncements applicable to Nippon Oil.

Results of Operations
     The following table sets forth a summary of Nippon Oil’s results of operations for the fiscal years ended March 31, 2010, 2009 and 2008:

	Fiscal Year Ended March 31,
	2010	2009	2008
	(Millions of yen)
Revenues	¥4,981,281	¥6,368,424	¥6,548,809
Cost of sales	(4,588,857)	(6,437,691)	(6,031,480)
Selling, general and administrative expenses	(271,203)	(274,522)	(272,825)
Operating income (loss)	126,017	(447,815)	232,492
Income (loss) before income taxes and equity in earnings of affiliates	115,871	(456,131)	218,253
(Provision) benefit for income taxes	(44,758)	148,167	(94,527)
Net income (loss) attributable to Nippon Oil Corporation	64,949	(295,990)	128,025
Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009
     Revenues
     Revenues for the fiscal year ended March 31, 2010 were ¥4,981.3 billion, a decrease of ¥1,387.1 billion or 21.8% from the previous fiscal year. The decrease was primarily due to a decrease in revenues in the refining and marketing segment resulting from decreased sales prices of refined petroleum products and petrochemicals due to the decrease in the average spot market prices of crude oil compared to the previous fiscal year, and decreased sales volumes for refined petroleum products such as fuel oil C used for electricity generation and export fuel oil. To a lesser extent, the decrease was also attributed to decreased sales prices in the oil and natural gas E&P segment due to the decrease in the average spot market prices of crude oil and natural gas.
     Cost of Sales
     The cost of sales for the fiscal year ended March 31, 2010 decreased ¥1,848.8 billion, or 28.7%, from the fiscal year ended March 31, 2009, to ¥4,588.9 billion, due to inventory valuation factors.
     In the fiscal year ended March 31, 2010, the beginning inventory, which mainly consisted of the government regulated stockpile of crude oil, generally reflected crude oil prices of approximately $43 to $46 per barrel, which were the Dubai crude oil prices between January 2009 and March 2009. Crude oil prices generally increased throughout the year and ended at nearly $79 per barrel at the end of the fiscal year. The inventory recorded at the time of relatively lower crude oil prices resulted in a lower average cost of inventory and had a favorable impact on Nippon Oil’s cost of sales.
     In the fiscal year ended March 31, 2009, the beginning inventory, which mainly consisted of the government regulated stockpile of crude oil, generally reflected crude oil prices of approximately $85 to $100 per barrel, which were the Dubai crude oil prices between January 2008 and March 2008. As discussed previously, the crude oil prices were particularly volatile for the fiscal year ended March 31, 2009. The Dubai crude oil prices continued to increase and reached a historical high of $140 per barrel in July 2008, followed by a sharp decline and ended at $47 per barrel at the end of the fiscal year. In the first quarter of the fiscal year, the continued increase in crude oil prices resulted in a favorable impact on Nippon Oil’s cost of sales. In contrast, in the remaining three quarters of the fiscal year, the inventory recorded at a time of relatively higher crude oil prices resulted in a higher average cost of inventory and had an unfavorable impact on the cost of sales. The negative impact in the last three quarters more than offset the favorable impact in the first quarter of the fiscal year. In addition, the lower of cost or market value inventory adjustment caused by the sharp decline in the crude oil prices also resulted in a higher cost of sales in the fiscal year ended March 31, 2009.

     Gross Margins
     The negative gross margin of ¥69.3 billion in the fiscal year ended March 31, 2009 changed to a gross margin of ¥392.4 billion in the fiscal year ended March 31, 2010. Individual product margins of refined petroleum products, such as gasoline, kerosene, diesel fuel and fuel oil A, decreased significantly from the prior fiscal year as sales prices remained at low levels due to the supply/demand balances reflected in the pricing system that is keyed off of weekly wholesale market prices. However, the favorable impact of inventory valuation factors and, to a lesser extent, improved margins of petrochemicals more than offset the decreased margins of refined petroleum products.
     Selling, General and Administrative Expenses
     Selling, general and administrative expenses for the fiscal year ended March 31, 2010 decreased by ¥3.3 billion, or 1.2%, from ¥274.5 billion in the previous fiscal year, to ¥271.2 billion. This was primarily due to decreases in transportation costs.
     Operating Income (Loss)
     Operating income for the fiscal year ended March 31, 2010 was ¥126.0 billion, a change of ¥573.8 billion from operating loss of ¥447.8 billion in the previous fiscal year. Operating income was primarily attributed to improvements in gross margins mainly due to inventory valuation factors.
     Income (Loss) Before Income Taxes and Equity in Earnings of Affiliates
     Income before income taxes and equity in earnings of affiliates for the fiscal year ended March 31, 2010 was ¥115.9 billion, a change of ¥572.0 billion from loss of ¥456.1 billion in the previous fiscal year primarily due to an increase in operating income of ¥573.8 billion.
     (Provision) Benefit for Income Taxes
     Income taxes for the fiscal year ended March 31, 2010 changed by ¥192.9 billion as compared to the previous fiscal year. The effective tax rates for the fiscal years ended March 31, 2010 and 2009 were 38.6% and (32.5)%, respectively.
     Net Income (Loss) Attributable to Nippon Oil Corporation
     Net income (loss) attributable to Nippon Oil Corporation for the fiscal year ended March 31, 2010 was ¥64.9 billion, a change of ¥360.9 billion from net loss of ¥296.0 billion in the previous fiscal year.
Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008
     Revenues
     Revenues for the fiscal year ended March 31, 2009 were ¥6,368.4 billion, a decrease of ¥180.4 billion or 2.8% from the previous fiscal year. The decrease was primarily due to a decrease in revenues in the refining and marketing segment resulting from decreased sales volumes for refined petroleum products and decreased sales prices and sales volumes for petrochemicals. To a lesser extent, the decrease was also attributable to decreased sales volumes in the oil and natural gas E&P segment, which was partially offset by the higher average sales price of crude oil over the previous fiscal year.
     Cost of Sales
     The cost of sales for the fiscal year ended March 31, 2009 increased ¥406.2 billion, or 6.7%, from the fiscal year March 31, 2008, to ¥6,437.7 billion, due to inventory valuation factors.

     In the fiscal year ended March 31, 2009, the beginning inventory, which mainly consisted of the government regulated stockpile of crude oil, generally reflected crude oil prices of approximately $85 to $100 per barrel, which were the Dubai crude oil prices between January 2008 and March 2008. As discussed previously, the crude oil prices were particularly volatile for the fiscal year ended March 31, 2009. The Dubai crude oil prices continued to increase and reached a historical high of $140 per barrel in July 2008, followed by a sharp decline and ended at $47 per barrel at the end of the fiscal year. In the first quarter of the fiscal year, the continued increase in crude oil prices resulted in a favorable impact on Nippon Oil’s cost of sales. In contrast, in the remaining three quarters of the fiscal year, the inventory recorded at a time of relatively higher crude oil prices resulted in a higher average cost of inventory and had an unfavorable impact on the cost of sales. The negative impact in the last three quarters more than offset the favorable impact in the first quarter of the fiscal year. In addition, the lower of cost or market value inventory adjustment caused by the sharp decline in the crude oil prices also resulted in a higher cost of sales in the fiscal year ended March 31, 2009.
     In the fiscal year ended March 31, 2008, the beginning inventory, which mainly consisted of the government regulated stockpile of crude oil, generally reflected crude oil prices of approximately $50 to $60 per barrel, which were the Dubai crude oil prices between January 2007 and March 2007. The crude oil prices increased throughout the year and ended at nearly $100 per barrel at the end of the fiscal year. The inventory recorded at the time of relatively lower crude oil prices resulted in a lower average cost of inventory and had a favorable impact on Nippon Oil’s cost of sales.
     Gross Margins
     The gross margin of ¥517.3 billion in the fiscal year ended March 31, 2008 changed to a negative gross margin of ¥69.3 billion in the fiscal year ended March 31, 2009. Individual product margins of refined petroleum products, such as middle distillates and industrial fuel, improved from the prior fiscal year owing to a lag created by the sharp decline in the prices of crude oil in the latter part of the fiscal year ended March 31, 2009 and the introduction of the new pricing system that is keyed off of weekly wholesale market prices. However, such improvements were not sufficient enough to offset the negative impact that inventory valuation factors had on the gross margins. To a lesser extent, decreased margins of petrochemicals were also attributed to the decline in gross margins in the fiscal year ended March 31, 2009.
     Selling, General and Administrative Expenses
     Selling, general and administrative expenses for the fiscal year ended March 31, 2009 increased by ¥1.7 billion, or 0.6%, from ¥272.8 billion in the previous fiscal year, to ¥274.5 billion. This was primarily due to increases in lease payments and repair and maintenance of refineries, partially offset by a decrease in transportation costs.
     Operating Income (Loss)
     Operating loss for the fiscal year ended March 31, 2009 was ¥447.8 billion, a change of ¥680.3 billion from operating income of ¥232.5 billion in the previous fiscal year. Operating loss was primarily due to decreased revenues caused by the economic downturn, increased cost of sales due to inventory valuation factors and the loss on impairment of oil and natural gas properties of ¥97.6 billion. The impairment loss on oil and natural gas properties resulted from the application of the ceiling test, which was attributed primarily to the decline in the market price of crude oil at March 31, 2009 compared to March 31, 2008.
     Income (Loss) Before Income Taxes and Equity in Earnings of Affiliates
     Loss before income taxes and equity in earnings of affiliates for the fiscal year ended March 31, 2009 was ¥456.1 billion, a change of ¥674.4 billion from income of ¥218.3 billion in the previous fiscal year due to the operating loss and impairment of investment securities, partially offset by gains resulting from changes in the fair value of derivative instruments.
     (Provision) Benefit for Income Taxes
     Income taxes for the fiscal year ended March 31, 2009 decreased by ¥242.7 billion as compared to the previous fiscal year. The effective tax rates for the fiscal years ended March 31, 2009 and 2008 were (32.5)% and 43.3%, respectively, reflecting the results of operation between the two periods.

     Net Income (Loss) Attributable to Nippon Oil Corporation
     Net loss for the fiscal year ended March 31, 2009 was ¥296.0 billion, a change of ¥424.0 billion from net income of ¥128.0 billion in the previous fiscal year.
Geographic Information
     The following tables summarize for the periods shown Nippon Oil’s revenues and property, plant, equipment and oil and natural gas properties, net, by geographic areas as of and for the fiscal years ended March 31, 2010, 2009 and 2008. For the purpose of presenting its operations in geographic areas below, Nippon Oil attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided, and attributes assets based on where assets are located. Information by geographic segment is based upon U.S. GAAP.

As of and for the Fiscal Year Ended March 31, 2010	Japan	Overseas	Consolidated Total
	(Millions of yen)
Revenues	¥4,356,108	¥625,173	¥4,981,281
Property, plant, equipment and oil and natural gas properties, net	1,327,486	223,615	1,551,101

As of and for the Fiscal Year Ended March 31, 2009	Japan	Overseas	Consolidated Total
	(Millions of yen)
Revenues	¥5,529,867	¥838,557	¥6,368,424
Property, plant, equipment and oil and natural gas properties, net	1,343,682	204,452	1,548,134

As of and for the Fiscal Year Ended March 31, 2008	Japan	Overseas	Consolidated Total
	(Millions of yen)
Revenues	¥5,814,583	¥734,226	¥6,548,809
Property, plant, equipment and oil and natural gas properties, net	1,287,189	339,468	1,626,657
Segment Information
     Under the FASB ASC guidance for Segment Reporting, operating segments are defined as components of an enterprise about which discrete financial information is available that is regularly evaluated or reviewed by the chief operating decision maker in deciding how to allocate resources in assessing performance.
     The business of Nippon Oil is divided into four operating segments: refining and marketing; oil and natural gas E&P; construction; and other. Nippon Oil evaluates the performance of its operating segments based on the measure of ordinary income, which is determined in accordance with Japanese GAAP. Ordinary income is a widely used measure in Japan for evaluating the core profitability of a company’s operations, and forms the basis of the internal reporting which is used by senior management to make resource allocation decisions. Ordinary income is defined as a segment’s net income before extraordinary and unusual gains and losses (as such terms are defined under Japanese GAAP), taxes and noncontrolling interest. Ordinary income is calculated by subtracting segment operating expenses from segment revenues (before the elimination of inter-segment transactions); and adding or deducting non-operating income and expense. A reconciliation to U.S. GAAP of the information in the tables below for the fiscal years ended March 31, 2010, 2009 and 2008 is presented in Note 23 to Nippon Oil’s audited consolidated financial statements, respectively, included elsewhere in this annual report.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009
     The following table summarizes revenues and ordinary income (loss) for the fiscal years ended March 31, 2010 and 2009 by operating segments. This information is derived from Nippon Oil’s management reports. For more information, see Note 23 to Nippon Oil’s audited annual consolidated financial statements included elsewhere in this annual report.

Fiscal Year Ended	Refining	Oil and Natural				Segments
March 31, 2010	and Marketing	Gas E&P	Construction	Other	Eliminations	Total After Eliminations	GAAP Adjustments	Consolidated Total
	(Millions of yen)
Revenues from third parties	¥5,192,419	¥143,432	¥377,436	¥60,992	—	¥5,774,279	¥(792,998)	¥4,981,281
Ordinary income	45,545	43,246	19,275	5,819	(582)	113,303	N/A	N/A

Fiscal Year Ended	Refining	Oil and Natural				Segments
March 31, 2009	and Marketing	Gas E&P	Construction	Other	Eliminations	Total After Eliminations	GAAP Adjustments	Consolidated Total
	(Millions of yen)
Revenues from third parties	¥6,760,526	¥218,623	¥356,540	¥53,545	—	¥7,389,234	¥(1,020,810)	¥6,368,424
Ordinary income (loss)	(411,301)	121,078	8,599	6,249	(74)	(275,449)	N/A	N/A
     Refining and Marketing
     Revenues from the refining and marketing segment for the fiscal year ended March 31, 2010 decreased by 23.2% to ¥5,192.4 billion compared with the previous fiscal year. Revenues decreased primarily due to decreased sales prices of refined petroleum products, and to a lesser extent, decreased sales volumes for refined petroleum products and decreased sales prices of petrochemicals, partially offset by increased sales volumes for petrochemicals. The decrease in sales prices of refined petroleum products and petrochemicals primarily reflected the decrease in the average crude oil price for the fiscal year compared to the prior fiscal year. The decreased sales volumes for refined petroleum products mainly related to decreased sales volumes for industrial fuel such as fuel oil C used for electricity generation, primarily due to decreased domestic demand that resulted from the economic downturn in Japan and a shift in consumer demand towards products that utilize other energy sources such as gas and electricity. Sales volumes for export fuel oil also decreased as a result of deterioration of overseas market conditions of refined petroleum products. Sales volumes for petrochemicals such as ethylene, paraxylene, benzene and propylene increased compared with the previous fiscal year, primarily reflecting solid demand in Asia, particularly in China. Further, the appreciation of the Japanese yen against the U.S. dollar to an average of ¥93.2 for the fiscal year ended March 31, 2010 from an average of ¥100.6 for the fiscal year ended March 31, 2009 had an unfavorable impact on revenues from exports of petrochemicals.
     The refining and marketing segment recorded an ordinary income of ¥45.5 billion for the fiscal year ended March 31, 2010 compared with an ordinary loss of ¥411.3 billion for the fiscal year ended March 31, 2009. This was primarily due to a decrease in the cost of sales reflecting inventory valuation factors, which was partially offset by decreased individual product margins of refined petroleum products such as gasoline, middle distillates and industrial fuel.
     For the fiscal year ended March 31, 2010, margins for refined petroleum products decreased significantly compared to the previous fiscal year. The decreased margins were caused by a more gradual increase in the wholesale market prices of refined petroleum products, namely gasoline and middle distillates, compared to the general rise in crude oil costs during the fiscal year. Margins tend to decline during periods in which crude oil costs generally rise, such as in the fiscal year ended March 31, 2010, and a lag is created between crude oil costs and wholesale market prices. Wholesale market prices were also adversely affected by worsened supply/demand balances of refined petroleum products such as middle distillates due to decreased sales volumes stemming from weak economic conditions in Japan.

     For the fiscal year ended March 31, 2010, margins for petrochemicals increased compared to the previous fiscal year. While the average sales prices of petrochemicals, including paraxylene, benzene and propylene slightly decreased, the average crude oil prices, which are the costs of raw materials, declined even further and resulted in increased margins.
     Oil and Natural Gas E&P
     Revenues from the oil and natural gas E&P segment for the fiscal year ended March 31, 2010 decreased by 34.4% to ¥143.4 billion compared with the previous fiscal year. The decrease was primarily due to a significant decline in the sales prices of crude oil and natural gas caused by the significant decrease in the average spot market prices compared to the prior fiscal year. To a lesser extent, the adverse translation effect of the stronger Japanese yen against the U.S. dollar adversely affected revenues. While sales volumes increased slightly compared to the prior fiscal year, it did not contribute to increased revenues because of a change in sales mix to increased sales of natural gas, which does not command sales prices as high as crude oil.
     Ordinary income from the oil and natural gas E&P segment decreased by 64.3% to ¥43.2 billion compared with the previous fiscal year. The decrease was primarily due to the decrease in revenues compared to the prior fiscal year.
     Construction
     Revenues from the construction segment for the fiscal year ended March 31, 2010 increased by 5.9% to ¥377.4 billion compared with the previous fiscal year. The increase was primarily due to a change in the revenue recognition policy to account for contract revenues from the completed-contract method to the percentage-of-completion method following a change under Japanese GAAP.
     Ordinary income in the construction segment for the fiscal year ended March 31, 2010 increased by 124.2% to ¥19.3 billion compared with the previous fiscal year. This was primarily due to proactive procurement and cost reduction efforts.
     Other
     Revenues from the other segment for the fiscal year ended March 31, 2010 increased by 13.9% to ¥61.0 billion compared with the previous fiscal year. The increase was primarily due to an increase in revenues from real estate sales.
     Ordinary income in the other segment for the fiscal year ended March 31, 2010 decreased 6.9% to ¥5.8 billion. This decrease was primarily due to an increase in interest expense incurred to finance the purchase of leasing assets, which was partially offset by increase in revenues from real estate sales.
Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008
     The following table summarizes revenues and ordinary (loss) income for the fiscal years ended March 31, 2009 and 2008 by operating segments. This information is derived from Nippon Oil’s management reports. For more information, see Note 23 to Nippon Oil’s audited annual consolidated financial statements included elsewhere in this annual report.

Fiscal Year Ended	Refining	Oil and				Segments
March 31, 2009	and Marketing	Natural Gas E&P	Construction	Other	Eliminations	Total After Eliminations	GAAP Adjustments	Consolidated Total
	(Millions of yen)
Revenues from third parties	¥6,760,526	¥218,623	¥356,540	¥53,545	—	¥7,389,234	¥(1,020,810)	¥6,368,424
Ordinary (loss) income	(411,301)	121,078	8,599	6,249	(74)	(275,449)	N/A	N/A

Fiscal Year Ended	Refining	Oil and				Segments
March 31, 2008	and Marketing	Natural Gas E&P	Construction	Other	Eliminations	Total After Eliminations	GAAP Adjustments	Consolidated Total
	(Millions of yen)
Revenues from third parties	¥6,862,068	¥234,889	¥370,975	¥56,058	—	¥7,523,990	¥(975,181)	¥6,548,809
Ordinary income	153,950	111,300	7,163	5,207	(1,953)	275,667	N/A	N/A
     Refining and Marketing
     Revenues from the refining and marketing segment for the fiscal year ended March 31, 2009 decreased by 1.5% to ¥6,760.5 billion compared with the previous fiscal year. Revenues decreased primarily due to decreased sales volumes for refined petroleum products and decreased sales prices and sales volumes for petrochemicals, partially offset by revenues from the operations of Kyushu Oil, which was acquired by Nippon Oil in October 2008. While sales prices of refined petroleum products in Japan generally increased, sales volumes for refined petroleum products decreased. The increase in sales prices of refined petroleum products in Japan primarily reflected the increase in the average crude oil price for the fiscal year compared to the prior fiscal year. The decreased sales volumes for refined petroleum products were primarily due to the economic downturn in Japan and a shift in consumer demand towards products that utilize other energy sources such as gas and electricity, but were partially offset by increased sales volumes derived from the operations of Kyushu Oil. Sales prices and sales volumes for petrochemicals decreased as supply exceeded demand and demand decreased due to the economic downturn in Japan. In addition, the appreciation of the Japanese yen against the U.S. dollar to an average of ¥100.6 for the fiscal year ended March 31, 2009 from an average of ¥115.3 for the fiscal year ended March 31, 2008 generally had a favorable impact because of lower cost of crude oil purchases, but was partially offset by an unfavorable impact on exports of petrochemicals.
     The refining and marketing segment recorded an ordinary loss of ¥411.3 billion for the fiscal year ended March 31, 2009 compared with an ordinary income of ¥154.0 billion for the fiscal year ended March 31, 2008. This was primarily due to an increase in the cost of sales reflecting inventory valuation factors, which was partially offset by improvements in individual product margins of refined petroleum products such as middle distillates and industrial fuel.
     For the fiscal year ended March 31, 2009, margins for refined petroleum products improved significantly compared to the previous fiscal year. While the average crude oil market price increased, the lag created by the sharp decline in crude oil price from August 2008 had a positive effect on Nippon Oil’s refining margins. Margins for middle distillates increased primarily due to improved supply/demand balances in the domestic market resulting from increased exports and downward adjustments of production levels. Margins for industrial fuel also increased due to the lag associated with the sudden decline in crude oil prices from August 2008. These increases in margins offset decreased margins for gasoline and decreased demand. The new pricing system also contributed to improved refining margins during the period of sharp decline in crude oil prices. In addition, to a lesser extent, products such as asphalt and sulfur contributed to improved margins.
     For the fiscal year ended March 31, 2009, margins for petrochemicals declined compared to the previous fiscal year. The decline in margin was due to a decrease in average global market prices for petrochemicals including paraxylene, benzene and propylene, to which the sales prices are linked, and an increase in the average crude oil price for the fiscal year ended March 31, 2009. While the sales prices of petrochemicals generally increased in the first half of the fiscal year, the sales prices decreased in the second half of the fiscal year resulting from the global economic downturn, decreased demand and a steep decline in the market prices of crude oil.
     Oil and Natural Gas E&P
     Revenues from the oil and natural gas E&P segment for the fiscal year ended March 31, 2009 decreased by 6.9% to ¥218.6 billion compared with the previous fiscal year. The decrease was primarily due to a decrease in sales volumes and to a lesser extent the adverse translation effect of the stronger Japanese yen against the U.S. dollar, which was partially offset by an increase in the average crude oil price for the fiscal year. The decreased sales volumes were primarily due to production equipment failures in Australia and Malaysia.

     Ordinary income from the oil and natural gas E&P segment increased by 8.8% to ¥121.1 billion compared with the previous fiscal year. Despite a decrease in revenues, an increase in other income consisting of gains from the changes in the fair value of derivative financial instruments and a decrease in depreciation, depletion and amortization led to an increase in ordinary income when compared to the prior fiscal year.
     Construction
     Revenues from the construction segment for the fiscal year ended March 31, 2009 decreased by 3.9% to ¥356.5 billion compared with the previous fiscal year. The decrease was due to the general decrease in public works and capital expenditures due to the economic downturn.
     Ordinary income in the construction segment for the fiscal year ended March 31, 2009 increased by 20.0% to ¥8.6 billion compared with the previous fiscal year. This was primarily due to a decrease in cost of sales resulting from lower costs of raw materials attributed to the sharp decline in crude oil prices in the fourth quarter of the fiscal year, which was partially offset by an increase in costs of raw materials in the first to third quarters of the fiscal year.
     Other
     Revenues from the other segment for the fiscal year ended March 31, 2009 decreased by 4.5% to ¥53.5 billion compared with the previous fiscal year. The decrease was primarily due to decreased sales of goods and decreased trading volumes resulting from the economic downturn, which was partially offset by an increase in rental income due to increased volume of new leases.
     Ordinary income in the other segment for the fiscal year ended March 31, 2009 increased 20.0% to ¥6.2 billion. This increase was primarily due to an increase in rental income due to increased volume of new leases.
Financial Condition
March 31, 2010 Compared to March 31, 2009
     Nippon Oil’s total assets as of March 31, 2010 were ¥4,180.2 billion, an increase of ¥193.4 billion, or 4.9%, compared to March 31, 2009. Total current assets as of March 31, 2010 increased ¥167.4 billion, or 9.3%, to ¥1,967.8 billion. The increase was primarily due to an increase in inventories of ¥179.2 billion resulting from the increase in crude oil prices as of the fiscal year end compared to the prior fiscal year end.
     Total liabilities as of March 31, 2010 were ¥3,212.5 billion, an increase of ¥109.4 billion, or 3.5%, from March 31, 2009. Total current liabilities as of March 31, 2010 increased ¥204.1 billion, or 10.5%, to ¥2,148.9 billion. Principal factors causing the increase included increases in short-term debt and commercial paper outstanding resulting from higher working capital requirements due to the general rise of crude oil prices during the fiscal year ended March 31, 2010. Non-current liabilities as of March 31, 2010 decreased ¥94.6 billion, or 8.2%, to ¥1,063.6 billion. Principal factors causing the decrease of non-current liabilities included the decrease in long-term debt outstanding as a result of repayments.
     Nippon Oil requires substantial funds for working capital. Nippon Oil’s working capital needs are primarily for operating expenses, including the purchase of crude oil, manufacturing expenses, employee expenses, advertising, rent, property, building and equipment maintenance and research and development. Because the purchase of crude oil comprises a large part of Nippon Oil’s working capital needs, working capital generally fluctuates with changes in crude oil prices. Nippon Oil requires working capital to procure crude oil and to pay for its transportation costs prior to receiving revenues generated from it, and to also maintain certain inventory levels at all times in order to satisfy Japanese law and regulations by storing a stockpile of crude oil and refined petroleum products amounting to 70 days’ equivalent of oil it sold in Japan in the past 12 months. As of March 31, 2010, Nippon Oil’s working capital deficiency, defined as the excess of current liabilities over current assets, was ¥181.1 billion, compared with the working capital deficiency of ¥144.4 billion as of March 31, 2009. The increase in working capital deficiency was primarily due to an increase in short-term borrowings as a result of the general rise of crude oil prices during the fiscal year ended March 31, 2010.

     Total equity attributable to Nippon Oil Corporation increased 10.6%, or ¥84.8 billion, to ¥887.1 billion in the fiscal year ended March 31, 2010, primarily due to net income for the period of ¥68.6 billion and the increase in other comprehensive income comprised of ¥13.2 billion of unrealized gains on securities, ¥14.2 billion of pension liability adjustment and ¥21.7 billion of foreign currency translation adjustments, partially offset by ¥29.2 billion of dividend payment.
     As a result of the increase in total liabilities and increase in equity attributable to Nippon Oil Corporation, the stockholders’ equity ratio increased by 1.1 percentage points as of the fiscal year ended March 31, 2010, to 21.2%. On the other hand, the current ratio decreased from 0.93 to 0.92.
Liquidity and Capital Resources
Cash Flows
     The following table shows Nippon Oil’s cash flow data for the fiscal years ended March 31, 2010, 2009 and 2008:

	Fiscal Year Ended March 31,
	2010	2009	2008
	(Millions of yen)
Cash and cash equivalents at beginning of year	¥217,091	¥203,535	¥303,227
Net cash provided by operating activities	35,376	461,694	111,684
Net cash used in investing activities	(145,608)	(325,138)	(272,349)
Net cash provided by (used in) financing activities	66,096	(86,059)	65,848
Effect of exchange rate changes on cash and cash equivalents	8,782	(36,941)	(4,875)
Net (decrease) increase in cash and cash equivalents	(35,354)	13,556	(99,692)
Cash and cash equivalents at end of year	181,737	217,091	203,535
Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009
     Net cash provided by operating activities for the fiscal year ended March 31, 2010 totaled ¥35.4 billion, compared with ¥461.7 billion in the previous fiscal year. The decrease was primarily due to an increase in inventories of ¥183.4 billion and an increase in accounts and notes receivable of ¥150.1 billion due to higher crude oil prices toward the end of the fiscal year, as compared to the end of the prior fiscal year. This decrease was partially offset by net income of ¥68.6 billion and an increase in accounts and notes payable of ¥133.4 billion.
     Net cash used in investing activities during the fiscal year ended March 31, 2010 totaled ¥145.6 billion, compared with ¥325.1 billion in the previous fiscal year. The decrease primarily reflected lower levels of acquisition of investment securities and investments in affiliates. For instance, net cash used in investing activities during the prior fiscal year included additional investments in an affiliate to indirectly acquire interests in natural gas fields in Papua New Guinea in the oil and natural gas E&P segment.
     Net cash provided by financing activities for the fiscal year ended March 31, 2010 totaled ¥66.1 billion, compared with ¥86.1 billion of cash used in financing activities in the previous fiscal year. This change principally reflected an increase in short-term borrowings due to higher working capital requirements as a result of a general rise in crude oil prices during the fiscal year and a decrease in repayments of long-term debt, which was partially offset by a decrease in proceeds from long-term debt.
     Cash and cash equivalents totaled ¥181.7 billion as of March 31, 2010, compared with ¥217.1 billion as of March 31, 2009. Cash and cash equivalents are held primarily in Japanese yen.
     Capital expenditures were ¥191.4 billion and ¥173.6 billion for the fiscal years ended March 31, 2010 and March 31, 2009, respectively. Capital expenditures for the fiscal year ended March 31, 2010 consisted principally of expenditures related to the improvement and expansion of sales networks, capital improvement at refineries and additional development investments in the oil and natural gas E&P segment as well as acquisition of real estate. For the fiscal year ended March 31, 2010, capital expenditures in the four operating segments, per management reports as disclosed in Note 23 to Nippon Oil’s audited consolidated financial statements included elsewhere in this annual report, were as follows: refining and marketing (¥111.9 billion); oil and natural gas E&P (¥58.3 billion); construction (¥8.5 billion); and other (¥0.6 billion).
     In the refining and marketing segment, Nippon Oil invested in service stations to improve and expand its sales network.
     In the oil and natural gas E&P segment, Nippon Oil made additional development investments in oil and natural gas fields and conducted exploration operations.
     In the construction segment, Nippon Oil improved and updated construction equipment in order to increase construction capability and reduce construction costs. Nippon Oil also updated manufacturing equipment in order to increase production efficiency.
     For information on JX Holdings’ current material plans for capital expenditures, see “Item 4. Information on the Company — Business of JX Holdings — Material Commitments for Capital Expenditures.”
     Nippon Oil believes that funds generated internally from operations, borrowings from financial institutions and proceeds from issuances of unsecured debt will be sufficient to meet its present cash requirements, including working capital, capital expenditures, investments and debt service.
Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008
     Net cash provided by operating activities for the fiscal year ended March 31, 2009 totaled ¥461.7 billion, compared with ¥111.7 billion in the previous fiscal year. The increase was primarily due to a decrease in inventories of ¥580.4 billion and a decrease in accounts and notes receivable of ¥415.0 billion, which was partially offset by a decrease in accounts and notes payable of ¥323.1 billion, each of which was due to lower crude oil prices at the end of the fiscal year.
     Net cash used in investing activities during the fiscal year ended March 31, 2009 totaled ¥325.1 billion, compared with ¥272.3 billion in the previous fiscal year. The increase primarily reflected an increase in investment in the oil and natural gas E&P segment, including additional investments in an affiliate to indirectly acquire interests in natural gas fields in Papua New Guinea, which was partially offset by a decrease in capital expenditures.
     Net cash used in financing activities for the fiscal year ended March 31, 2009 totaled ¥86.1 billion, compared with ¥65.8 billion of cash provided by financing activities in the previous fiscal year. This change principally reflected a decrease in short-term borrowings and commercial paper due to the repayment of outstanding commercial paper during the fiscal year ended March 31, 2009 as Nippon Oil’s working capital requirements decreased as a result of lower crude oil prices during the latter part of the fiscal year, an increase in dividends and changes in long-term debt.
     Cash and cash equivalents totaled ¥217.1 billion as of March 31, 2009, compared with ¥203.5 billion as of March 31, 2008. Cash and cash equivalents are held primarily in Japanese yen.
     Capital expenditures were ¥173.6 billion and ¥262.7 billion for the fiscal years ended March 31, 2009 and March 31, 2008, respectively. Capital expenditures for the fiscal year ended March 31, 2009 consisted principally of expenditures related to the improvement and expansion of sales network, capital improvement at refineries and additional development investments in the oil and natural gas E&P segment. For the fiscal year ended March 31, 2009, capital expenditures in the four operating segments, per management reports as disclosed in Note 23 to Nippon Oil’s audited consolidated financial statements included elsewhere in this annual report, were as follows: refining and marketing (¥94.7 billion); oil and natural gas E&P (¥75.2 billion); construction (¥8.7 billion); and other (¥1.0 billion).
     In the refining and marketing segment, Nippon Oil invested in service stations to improve and expand its sales network. In addition, Nippon Oil invested to increase the production of petrochemicals and constructed a high efficiency power generation facility in order to increase the effectiveness of utilizing heavy oil and residue, to conserve energy and to retail electric power.

     In the oil and natural gas E&P segment, Nippon Oil purchased interests in oil and natural gas fields in production, made additional development investments in oil and natural gas fields and conducted exploration operations.
     In the construction segment, Nippon Oil improved and updated construction equipment in order to increase construction capability and reduce construction costs. Nippon Oil also updated manufacturing equipment in order to increase production efficiency.
Dividends and Other Distributions to Shareholders and Repurchase of Common Stock
     Nippon Oil paid total dividends of ¥29.2 billion (¥20 per share), ¥23.4 billion (¥16 per share) and ¥17.6 billion (¥12 per share) during the fiscal years ended March 31, 2010, 2009 and 2008 respectively. Nippon Oil declared dividends of ¥18 per share, ¥20 per share and ¥12 per share for the fiscal years ended March 31, 2010, 2009 and 2008, respectively. For more information related to dividends of Nippon Oil, see “Item 3. Key Information — Selected Historical Financial Data of Nippon Oil.”
     During the fiscal year ended March 31, 2010, Nippon Oil repurchased 0.3 million shares of common stock at a cost of ¥0.1 billion.
Financing Activities
     Nippon Oil finances a portion of its capital requirements with the proceeds of short-term borrowings and long-term debt.
     As of March 31, 2010, Nippon Oil’s outstanding indebtedness was ¥1,651.4 billion, an increase of ¥75.6 billion, or 4.8%, from March 31, 2009. This change was primarily due to increases in short-term debt and commercial paper of approximately ¥136.5 billion due to higher working capital requirements, which was partially offset by a decrease in long-term debt outstanding due to repayment of such indebtedness. Nippon Oil’s short-term borrowings and long-term debt are primarily denominated in Japanese yen.
     A portion of Nippon Oil’s short-term borrowings and long-term debt have restrictions on the use of proceeds, including low-interest loans it receives from government-owned entities such as Japan Bank for International Cooperation, Development Bank of Japan, and Japan Oil, Gas and Metals National Corporation. Such loans may only be used for development of oil and natural gas fields, capital investments in refineries and financings of the government regulated stockpile.
     Nippon Oil’s funding and treasury policy is generally flexible and raises necessary funds through short-term borrowings, long-term debt or otherwise, depending on the working capital needs, market conditions and terms and conditions made available to Nippon Oil.
     Long-Term Debt

	March 31,
	2010	2009
	(Millions of yen)
Loans from banks, life insurance companies and government agencies, due through March 2021 at interest rates ranging from 0.44% to 4.51%
Secured	¥18,104	¥18,615
Unsecured	615,262	635,556
Unsecured bonds denominated in yen, due through June 2018, at interest rates ranging from 0.90% to 2.48%	180,240	220,000
Unsecured Eurobonds denominated in yen, due through April 2013, at interest rates ranging from 1.16% to 1.62%	4,982	5,021

	March 31,
	2010	2009
	(Millions of yen)
Financing obligation associated with sale and leaseback (Note 6)
Secured	38,673	40,174
Capital lease obligations
Due March 2010 to March 2017 with a weighted-average interest rate of 2.3%	15,306	14,152

	872,567	933,518
Less current portion	(94,603)	(90,167)

	¥777,964	¥843,351

     Nippon Oil’s long-term loans have a maturity of 2 to 20 years, and accrue interest either on a fixed or floating rate basis. As of March 31, 2010, the weighted-average interest rate of Nippon Oil’s long-term indebtedness was 1.15%. As of March 31, 2010, Nippon Oil had capital lease obligations of ¥15.3 billion with a weighted-average interest rate of 2.3%.
     As of March 31, 2010 and March 31, 2009, Nippon Oil’s assets pledged as collateral for its long-term debt or other debt amounted to ¥559.5 billion and ¥615.1 billion, respectively.
     Short-Term Borrowings and Commercial Paper
     Nippon Oil’s short-term borrowings are primarily unsecured and generally represent borrowings from banks, with a weighted-average interest rate of 0.9% and 1.3% for the fiscal years ended March 31, 2010 and 2009, respectively. Nippon Oil’s commercial paper had a weighted-average interest rate of 0.1% and 0.6% for the fiscal years ended March 31, 2010 and 2009, respectively. Nippon Oil’s outstanding short-term borrowings were ¥461.8 billion and ¥400.3 billion as of March 31, 2010 and 2009, respectively. Nippon Oil’s outstanding commercial paper was ¥317.0 billion and ¥242.0 billion as of March 31, 2010 and 2009, respectively.
     Nippon Oil has a commitment line contract with a syndicate of five banks in the amount of ¥100.0 billion that can be used for general corporate purposes until April 2014 and another commitment line contract with a bank in the amount of ¥50.0 billion in case of major earthquakes that may affect its facilities until March 2012. There were no borrowings under these commitment lines as of March 31, 2010. In addition, Nippon Oil Corporation and three foreign subsidiaries have a commitment line contract with a syndicate of three banks in the amount of $200 million that can be used for general corporate purposes until April 2012. There were no borrowings under these commitment lines as of March 31, 2010.
Contractual Obligations and Commitments
     As of March 31, 2010, Nippon Oil’s contractual obligations were as follows:

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(Millions of yen)
Long-term debt obligations	¥857,261	¥91,612	¥192,874	¥203,267	¥369,508
Capital lease obligations(1)	15,658	2,991	5,482	3,840	3,345
Operating lease obligations(1)	10,128	1,718	2,544	2,272	3,594
Purchase obligations(2)	36,686	18,769	7,744	3,364	6,809

Total	¥919,733	¥115,090	¥208,644	¥212,743	¥383,256

(1)	Nippon Oil leases buildings, machinery, and equipment pursuant to capital lease and operating lease transactions.

(2)	A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transactions. In the ordinary course of business, Nippon Oil has various purchase obligations, mainly related to the acquisition of property, plant, and equipment, and maintenance agreements for refinery equipment. The purchase obligations amounts in the table above are based on the minimum quantities to be purchased at an agreed price or estimated prices to be paid based on current market conditions. Accordingly, the actual amounts to be paid may vary significantly from the amounts presented.

Research and Development
     Nippon Oil engages in various research and development activities relating to lubricants, specialty chemicals, sulfur-free gasoline, HS-FCC, fuel cells, solar cells, carbon electrode materials for capacitors and other areas. Nippon Oil focuses its research and development on technologies for the development of high margin and high value-added businesses relating to the advanced usage of oil and alternative energy.
     Nippon Oil’s research and development costs were ¥14.3 billion, ¥12.3 billion and ¥12.7 billion in the fiscal years ended March 31, 2010, 2009 and 2008, respectively.
Off-Balance Sheet Arrangements
     Nippon Oil provides guarantees for bank loans of its employees and affiliates. The guarantees for the employees are principally made for their housing loans with a contract period of two to thirty years. The guarantees to the affiliates and other companies are principally made for their net operating cash flows and project financing with contract period ranging from one to twenty-five years. Nippon Oil is required to make payments to the guaranteed parties in the events that the borrowers fail to fulfill the obligations under the contracts and Nippon Oil is exposed to a maximum potential future payment of ¥59.1 billion and ¥48.6 billion as of March 31, 2010 and 2009, respectively. The carrying amounts of the liability for Nippon Oil’s obligation under these guarantees were not significant as of March 31, 2010 and 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS OF NIPPON MINING
Nippon Mining Overview
     Nippon Mining is a diversified holding company that has three main business areas: petroleum, metals and other operations. Nippon Mining further divides the petroleum business into three operating segments and the metals business into four operating segments.
Factors Affecting Nippon Mining’s Financial Results
     The following describes key factors that have materially affected Nippon Mining’s results of operations for each of its businesses in the fiscal years ended March 31, 2010 and March 31, 2009.
Petroleum
     The petroleum business accounts for most of Nippon Mining’s revenues. Based on management reports, for the fiscal year ended March 31, 2010 the petroleum business accounted for 74.0% of Nippon Mining’s revenue, before eliminations and adjustments. The key factors affecting Nippon Mining’s results of operations from its petroleum business are those related to the petroleum refining and marketing segment, in particular the refining margin it earns from the production and sale of gasoline and other refined petroleum products, as well as its petrochemical products. Nippon Mining’s refined petroleum products, mainly gasoline, are sold primarily to Japanese consumers; its petrochemical products are sold primarily to customers in Asia, mainly China, Korea and Taiwan. Nippon Mining’s results of operations from its petroleum business are also affected generally by changes in revenues, cost of sales and selling, general and administrative expenses.
     Refining Margin
     Refining margin is the primary determinant of Nippon Mining’s earnings and cash flows from operations and refers to the difference between the prices earned by Nippon Mining from sales of its refined petroleum and petrochemical products and the prices paid by Nippon Mining to purchase the raw materials for such products, primarily crude oil. Crude oil is an internationally traded commodity, prices of which reflect global demand and have historically fluctuated widely, whereas short-term changes in retail prices for Nippon Mining’s refined petroleum products are caused mainly by domestic factors, including domestic and regional demand, competition, inventory levels, refinery capacities, seasonal demand and weather conditions. See “Item 5. Operating and Financial Review and Prospects — Trend Information Relating to the Oil Industry — Crude Oil and Gasoline” for a comparison of the average price of crude oil imported into Japan and the average retail price of gasoline sold in Japan since 2005.
     Time Lag of Sales Prices Compared to Crude Oil Prices. Fluctuations in crude oil prices can have a material impact on Nippon Mining’s refining margins, and accordingly its results of operations, depending on the extent to which prices for refined petroleum and petrochemical products are not adjusted to reflect such fluctuations in related costs. In order to preserve its refining margins, Nippon Mining strives to raise its sales prices when crude oil prices are increasing and to maintain current sales prices when crude oil prices are decreasing. However, due to price competition, excess supply of or weak demand for refined petroleum products in the Japanese market and other factors, it is not always possible for Nippon Mining to raise or maintain refined petroleum and petrochemical product prices in response to fluctuations in the price of crude oil. Furthermore, product price changes may lag changes in Nippon Mining’s cost of sales for crude oil and other raw materials. This time lag adversely affects Nippon Mining’s ability to preserve margins during periods of sudden or prolonged increases in the price of crude oil and other raw materials. Thus, Nippon Mining may experience declining margins in its businesses for extended periods of time when crude oil and other raw material prices are generally rising. In November 2008, Nippon Mining introduced a pricing system that is keyed off of weekly wholesale market prices for refined petroleum products and is based on a formula that sets sales prices in advance. Market prices for gasoline and other refined petroleum products in turn are driven by crude oil prices and inventory levels, as well as changes in supply and demand, inter-dealer markets and overseas market conditions. This pricing system helps management to make timely decisions to adjust the volume of petroleum products procured from other refiners and to strike an appropriate balance between domestic sales and exports. Previously, Nippon Mining had updated its sales prices monthly based on its crude oil costs.
     Revenues
     The primary determinants of Nippon Mining’s revenues in its petroleum business are the prices earned by Nippon Mining on sales of its refined petroleum and petrochemical products, the levels of demand for such products and its product mix and distribution channels.
     Sales Prices for Refined Petroleum Products. Gasoline prices in Japan have tended to fluctuate from year to year. Retail gasoline prices in Japan decreased from August 2008 through January 2009, generally in line with crude oil prices. The decrease in gasoline prices was also attributable to declining domestic demand for gasoline, as a result of improvements in automobile fuel efficiency, the increasing popularity of smaller vehicles, which tend to be more fuel-efficient and a general trend toward energy conservation, and, to a lesser extent, by overcapacity in domestic refining. Generally lower prices for crude oil have been insufficient to offset the effects of decreasing domestic demand for gasoline. Gasoline prices in Japan gradually increased from January 2009 through September 2009, and for the remainder of the fiscal year ended March 31, 2010, the monthly average price per liter of gasoline in Japan moved within a range of approximately ¥126 to ¥130. The trend in gasoline prices was due to increases in prices for crude oil; however, because of the intense competition in the market for refined petroleum products and excess capacity in petroleum refiners Nippon Mining has been unable to fully pass on the price increases to its customers at times when crude oil prices are rising. For the fiscal year ended March 31, 2010, the average price per liter of regular gasoline in Japan was ¥125.2 as compared to ¥145.8 for the fiscal year ended March 31, 2009, and ¥145.6 for the fiscal year ended March 31, 2008. See “Item 5. Operating and Financial Review and Prospects — Trend Information Relating to the Oil Industry” for more information on gasoline prices.
     Demand for Refined Petroleum and Petrochemical Products. Nippon Mining’s revenues in its petroleum business are closely tied to demand for refined petroleum products in Japan, Nippon Mining’s core marketing area. Demand for petrochemical products comes mainly from overseas.
     Domestic demand for refined petroleum products has been decreasing due to lower economic activity and energy conservation trends. The increasing popularity of smaller, more fuel-efficient cars and the start of an expected long-term decline in Japan’s population is contributing to a decline in demand for gasoline. Demand is declining for fuel for use in shipping and transport due to lower levels of economic activity. Commercial use of refined petroleum products is decreasing, due to a decrease in manufacturing activity and a general shift by businesses to clean-energy resources like natural gas. Nippon Mining believes this energy conservation trend will persist as companies try to reduce their carbon dioxide emissions and improve their corporate image.
     Nippon Mining’s revenues in its petroleum business are also affected by changes in climate and weather conditions from year to year. Levels of demand and prices for petroleum products used in heating such as kerosene are particularly susceptible to fluctuations in prevailing climate and weather conditions. Although demand for refined petroleum products in Japan typically experiences seasonal fluctuations in demand within any particular year, such variations typically follow consistent patterns from year to year and have little impact on Nippon Mining’s overall revenues.
     Petroleum business revenues are also affected by demand for refined petroleum and petrochemical products in foreign markets. High transportation and storage costs for crude oil and refined petroleum products limit the impact of foreign demand on domestic prices, but substantial price disparities between geographic markets can create arbitrage and export opportunities.
     Product Mix and Distribution Channels. The mix of products that Nippon Mining refines and sells, and the channels through which it distributes its products, can materially affect its overall refining margin.
     Nippon Mining has engaged in various efforts to improve the refining margin it earns in its petroleum business, including by:

•	decreasing, over time, its production of fuel oil C, used for heating, machinery and power generation, which generally has lower sales prices and correspondingly lower refining margins;

•	increasing its production of lighter refined petroleum products, particularly kerosene and gas oil used for diesel fuel and heating, which generally have higher sales prices and correspondingly higher refining margins; and

•	increasing its production of petrochemical products, which generally have higher refining margins and which are currently experiencing rising prices as a result of current strong demand in Asia, particularly China.
     Nippon Mining has also improved its purchasing processes in order to better take advantage of lower prices for raw materials, using longer lasting and higher performance catalysts in its refining operations and forming alliances with other companies, which decrease distribution costs and improve operational efficiency.
     The distribution channels used by Nippon Mining to sell its gasoline and certain other refined petroleum products can also affect its refining margins. Nippon Mining generally achieves higher margins on gasoline distributed through, and greater revenues from, its wholly owned subsidiaries and a network of independently owned service stations. During the fiscal year ended March 31, 2010 Nippon Mining distributed 34.2% by volume of its gasoline products through this distribution network which compared to 33.8% during the fiscal year ended March 31, 2009 and 33.1% during the fiscal year ended March 31, 2008. The remainder of its gasoline products are distributed through a network of other retailers doing business under distribution arrangements with Nippon Mining.
     Cost and Expenses
     Cost of sales in Nippon Mining’s petroleum business consists primarily of crude oil costs. Refining costs is another significant component of cost of sales.
     Crude Oil Prices. The cost of crude oil comprises most of Nippon Mining’s cost of sales in the petroleum business. See “Item 5. Operating and Financial Review and Prospects — Trend Information Relating to the Oil Industry — Crude Oil and Gasoline.” Nippon Mining primarily purchases its oil through term contracts with suppliers in the Middle East, primarily Saudi Arabia, and buys the remainder in the spot market. Nippon Mining purchased approximately 82% of its crude oil through term contracts in calendar year 2009 compared to approximately 85% for the previous calendar year. Lower demand for petroleum products is increasing the availability of oil in the spot market. In calendar year 2009, Nippon Mining reduced the proportion of oil it purchased through term contracts due to its expectation of decreased product demand over the same period and because the decision by members of the Organization of the Petroleum Exporting Countries to lower their production caused a reduction in the amount of oil that Nippon Mining can procure through term contracts.
     Refining Costs. Nippon Mining continued its efforts to reduce overall refining costs. Particular areas of focus have included reduction of costs by forming alliances with other oil refiners and reduction of personnel costs. Nippon Mining also attempts to reduce some of the variable costs associated with its petroleum operations, such as through energy conservation and through savings in facilities maintenance expenditures.
     Utilization Rate. In addition to its other cost reduction efforts, Nippon Mining has sought to improve the utilization rate of its refining facilities, which indicates the efficiency of its refining operations. The impact of changes in the utilization rate of Nippon Mining’s refining facilities on its costs and profitability is particularly significant due to the relatively high fixed cost base of the petroleum business. The following table sets forth for the periods indicated the average refining capacity per day, average refining volume per day and utilization rates of Nippon Mining’s petroleum refining facilities.

	Fiscal Year Ended March 31,
	2010	2009	2008
	(Barrels, except percentage data)
Average refining capacity per day	499,352	437,367	407,768
Average refining volume per day	374,869	388,915	371,513
Utilization rate	75.07%	88.92%	91.11%

     Over the two fiscal years ended March 31, 2009, Nippon Mining expanded its refining capacity through the construction of a new petrochemical complex, used mainly for producing aromatics, at the Kashima Oil Refinery. Despite Nippon Mining’s efforts to improve the utilization rate of its refining facilities, utilization rates have been decreasing recently in conjunction with overall economic and social trends in Japan. The worsening of the Japanese economy has resulted in lower levels of commercial activity and, at the same time, Japanese consumers are becoming more environmentally conscious and concerned about energy consumption. Nippon Mining’s utilization rates have decreased in line with the lower levels of demand. Part of the year-to-year decline in utilization rate from the fiscal year ended March 31, 2008 to the fiscal year ended March 31, 2009 was due to machinery problems at refineries and natural hazards.
     Average Cost Method Inventory. Nippon Mining maintains substantial inventories of crude oil and refined petroleum and petrochemical products, carried on an average cost basis, and the cost of crude oil used during a fiscal period reflects the average costs of all crude oil in inventory, including the cost of crude oil purchased in prior fiscal years. Under the average cost method, cost of sales and inventory value are calculated based on the weighted average of the inventory value at the beginning of the fiscal year (which includes a government regulated stockpile of crude oil and refined petroleum products amounting to 70 days’ equivalent of the crude oil Nippon Mining sold in Japan in the past 12 months) and the inventory purchased during the year. As a result, when the market prices for crude oil increase relative to crude oil value reflected in inventory, existing inventory absorbs some of the impact of the increased crude oil prices, resulting in lower cost of sales and higher operating income. In contrast, when market prices for crude oil decrease relative to crude oil costs reflected in inventory, cost of sales will not entirely reflect the decrease in crude oil costs, resulting in lower operating income. Cost of sales can also be affected by the lower of cost or market inventory valuation adjustment performed at each quarter end.
     Selling, General and Administrative Expenses. The primary variable cost components of selling, general and administrative expenses in Nippon Mining’s petroleum business are shipping, handling and distribution costs and sales commissions. Shipping, handling and distribution costs are primarily incurred in connection with the transportation of Nippon Mining’s petroleum products, while sales commissions consist primarily of refueling fees incurred in connection with payments to third-party vendors that provide jet fueling services at airports. Nippon Mining’s shipping, handling and distribution costs have been significantly reduced through business tie-ups and alliances with domestic refiners by sharing, for example, oil terminals, oil tankers and refinery export facilities.
     Other selling, general and administrative expenses, including personnel expenses and rental expenses incurred in connection with building leases, are generally fixed and Nippon Mining does not expect any significant fluctuations of such expenses.
     Exchange Rate Fluctuations
     Substantially all of Nippon Mining’s crude oil purchases are denominated in U.S. dollars, while the sales of most of its refined petroleum products are denominated in Japanese yen. As a result, the cost of sales in its petroleum business is affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen, with a weaker Japanese yen resulting in increased costs and a stronger yen reducing costs.
     The slowdown in the U.S. economy contributed to a rapid appreciation of the Japanese yen against the U.S. dollar, which recently appreciated to approximately ¥93 per U.S. dollar as of March 31, 2010. For the fiscal year ended March 31, 2010, the exchange rate had a favorable impact on Nippon Mining’s cost of sales in its petroleum business as the Japanese yen appreciated against the U.S. dollar from an average of ¥101 for the fiscal year ended March 31, 2009 to an average of ¥93 for the fiscal year ended March 31, 2010.

     For the fiscal year ended March 31, 2009, the exchange rate had a favorable impact on Nippon Mining’s cost of sales in its petroleum business as the Japanese yen appreciated against the U.S. dollar from an average of ¥114 for the fiscal year ended March 31, 2008 to an average of ¥101 for the fiscal year ended March 31, 2009.
     Similar to changes in the price of crude oil, the effect of exchange rate fluctuations on Nippon Mining’s refining margin primarily depends on the extent to which and speed with which the prices of Nippon Mining’s refined petroleum and petrochemical products adjust to reflect such fluctuations. Although changes in exchange rates affect Japanese domestic prices for refined products, the effect is indirect and can be subject to substantial delay and competitive factors.
     To hedge against the effects of currency fluctuations on its crude oil costs arising from differences in exchange rates between the recording date and the cash settlement date of crude oil purchases, Nippon Mining utilizes derivative instruments. For more information, see “— Impact of Foreign Currency Fluctuations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk.”
     Operating Income
     Nippon Mining’s operating income in its petroleum business typically is closely tied to demand for refined petroleum products in Japan. When overseas demand for certain refined petroleum and petrochemical products is strong, thereby affecting export prices as well as prices in the domestic market, operating income in Nippon Mining’s petroleum business is positively affected. Operating income derived from petrochemical sales has historically fluctuated significantly, however, and, the Japanese yen’s relative strength during the fiscal year ended March 31, 2010, had an adverse effect on the petroleum business’ operating income derived from the petrochemical sales. Overseas sales of Nippon Mining’s main petrochemical product, aromatics, on a volume basis accounted for 70.5% of its overall sales of aromatics for the fiscal year ended March 31, 2010. Combined overseas sales of paraxylene and benzene on a volume basis accounted for 78.8% of its overall combined sales of those two products for the fiscal year ended March 31, 2010. Overseas sales of Nippon Mining’s main petrochemical product, aromatics, on a volume basis accounted for 75.8% of its overall sales of aromatics for the fiscal year ended March 31, 2009. In the same period, combined overseas sales of paraxylene and benzene on a volume basis accounted for 85.3% of its overall combined sales of those two products.
Metals
     Based on management reports, the metals business is Nippon Mining’s second largest business in terms of revenues. The metals business encompasses copper resource development, copper smelting & refining, recycling & environmental services and other and electronic materials. For the fiscal year ended March 31, 2010 the metals business accounted for 23.9% of Nippon Mining’s revenues, before eliminations and adjustments. The key factors affecting results of operations in Nippon Mining’s metals business are worldwide market prices for nonferrous metals, particularly copper, foreign exchange rates, particularly the strength of the Japanese yen relative to the U.S. dollar and worldwide supply of and demand for copper concentrate and refined copper. Other factors affecting Nippon Mining’s results of operations in its metals business include cyclicality of demand for, prices of and technological improvements in electronic materials.
     Nippon Mining’s results of operations in its metals business are also affected by its equity in earnings of affiliated companies, which affects primarily the results of its copper resource development segment, as well as the levels of its selling, general and administrative expenses in the business.
     Revenues
     Based on management reports, approximately 69% of Nippon Mining’s metals business revenues in the fiscal year ended March 31, 2010 came from sales of refined copper and copper by-products, including gold, silver and sulfuric acid, compared to 64% for the fiscal year ended March 31, 2009 and 67% for the fiscal year ended March 31, 2008. Nippon Mining’s subsidiary PPC coordinates all of its sales of these products.
     Refined Copper Prices. The substantial majority of the refined copper produced by Nippon Mining is sold under annual contracts to clients who have long-term relationships with Nippon Mining, mainly companies in the copper wire and rolled copper products industries. The LME is the world’s leading market for copper, aluminum, nickel and other nonferrous metals. Copper prices on the LME are used widely as the reference price in related industries, including Nippon Mining’s smelting and refining operations. Nippon Mining sells its refined copper products generally at prices equal to the prevailing average LME price for the month of delivery, plus sales premiums established through negotiations with customers. Domestic sales prices are translated from U.S. dollars into Japanese yen, generally using the average exchange rate for the month of delivery. LME copper prices in the fiscal year ended March 31, 2009 declined in part due to the global economic slowdown but began to recover toward the end of the fiscal year. LME copper prices have generally risen through the fiscal year ended March 31, 2010.
     Copper demand and prices tend to follow economic cycles, and copper prices have historically fluctuated significantly. The following table sets forth for the periods indicated the average daily LME price per pound of refined copper.

Average LME Price per Pound(1)
Fiscal Year Ended March 31,	(U.S. dollars)
2006	$1.858
2007	3.162
2008	3.440
2009:
April 2008	3.939
May 2008	3.802
June 2008	3.747
July 2008	3.817
August 2008	3.463
September 2008	3.171
October 2008	2.234
November 2008	1.686
December 2008	1.393
January 2009	1.461
February 2009	1.504
March 2009	1.701
Full year	2.660
2010:
April 2009	1.999
May 2009	2.072
June 2009	2.274
July 2009	2.366
August 2009	2.797
September 2009	2.811
October 2009	2.853
November 2009	3.029
December 2009	3.167
January 2010	3.350
February 2010	3.106
March 2010	3.385
Full year	2.767

(1)	Source: London Metal Exchange.
     At the beginning of the fiscal year ended March 31, 2010, prices for copper were low owing to the weak global economy, but rising demand and other factors contributed to a gradual rise in prices. The average LME price for copper, the main reference price used in the nonferrous metal industry, was $3.39 per pound for March 2010, compared to $1.99 per pound for April 2009. The average copper price for the fiscal year ended March 31, 2010 was $2.77 per pound, compared with $2.66 per pound for the same period the year earlier.

     Copper prices in the first half of the fiscal year ended March 31, 2009 were buoyed by increased demand for copper in the economies of Brazil, Russia, India and, most notably, China. The LME price for copper rose as high as $4.08 per pound during July 2008. In conjunction with the global economic slowdown, prices fell as low as $1.26 per pound for a brief time in December 2008, before recovering to $1.83 per pound as of March 31, 2009. The average copper price for the fiscal year ended March 31, 2009 was $2.66 per pound, compared with $3.44 per pound during the previous year.
     Sales premiums are established by reference to various factors, including demand for refined copper, import tariffs and other importation costs.
     Demand and Sales Volume. Sales volume in Nippon Mining’s metals business depend largely on the demand for refined copper, which is principally affected by conditions in the various markets in which copper electrical wire and wrought copper products are used. In the fiscal year ended March 31, 2010, PPC sold approximately 608,000 metric tons of refined copper and generated sales of ¥535.7 billion, compared to approximately 615,000 metric tons of refined copper and sales of ¥577.2 billion, and approximately 663,000 metric tons of refined copper and sales of ¥754.2 billion in the fiscal years ended March 31, 2010, 2009 and 2008, respectively. In the fiscal year ended March 31, 2010, PPC sold approximately 55% of its total refined copper sales volume to domestic customers, mainly in the electrical wire and wrought copper products industries, compared to approximately 60% in the fiscal year ended March 31, 2009 and 68% in the fiscal year ended March 31, 2008.
     The majority of the worldwide supply of refined copper is used to make copper electrical wire, which is widely used in the construction, electrical applications, communications and transportation industries, and to make wrought copper, which is widely used in industrial machinery, automobiles, and home and other electrical applications.
     Cyclicality of Demand for Electronic Materials. Nippon Mining’s primary customers for its electronic materials segment are manufacturers of parts and components such as semiconductors, flat panel displays and other electronic parts that are incorporated into mobile phones, personal computers and other types of electric and electronic appliances and products. The markets for these products are, to varying degrees, cyclical and have historically experienced periodic downturns. These economic and industry downturns have been characterized by diminished product demand, excess manufacturing capacity and, in some cases, lower average selling prices.
     During the fiscal year ended March 31, 2010, Nippon Mining experienced an increase in sales volumes for copper foil, thin-film materials, including sputtering targets used in semiconductors, precision rolled products and precision fabricated copper products, when compared to levels for those products in the fiscal year ended March 31, 2009. Sales volumes of sputtering targets for flat-panel displays also increased from the previous fiscal year, owing to strong demand for LCD televisions in overseas markets.
     Technological Enhancements in Electronic Materials. Operating margins in Nippon Mining’s electronic materials segment depend not only upon market supply and demand levels but also upon Nippon Mining’s ability to implement technological enhancements in its products that successfully meet the changing needs of customers for products of higher quality, with higher value added, at lower costs.
     Cost and Expenses
     The most significant component of Nippon Mining’s cost of sales is costs for copper concentrate, the raw material for refined copper. Production costs also represent a significant component of cost of sales.
     Copper Concentrate Costs. Nippon Mining, like most other Japanese custom smelters, obtains most of its supply of copper concentrate under long-term supply contracts with copper concentrate producers, under which price terms are negotiated annually, usually at the end of each calendar year. Under these contracts, Nippon Mining pays each supplier a price per refined pound that represents a discount from the LME price calculated in dollars on a monthly average basis. The amount of this discount agreed between Nippon Mining and the supplier consists of two components: a dollar amount of treatment charges per dry metric ton of copper concentrate, and a dollar amount of refining charges per refined pound. The total of these two components, commonly expressed as a combined treatment charge per refined pound, significantly affects gross margins of Nippon Mining’s metal business.

     Nippon Mining’s ability to achieve favorable combined treatment charges in these negotiations principally depends upon supply and demand in the market for copper concentrate. Oversupply in the copper concentrate market tends to result in higher combined treatment charges, while supply shortages typically result in lower combined treatment charges. In recent years, the supply of copper concentrate has generally been constrained, as demand from custom smelters in China and India has increased and consolidation among the major suppliers of copper concentrate has put downward pressure on smelter margins in the copper concentrate market.
     In its recycling operations, Nippon Mining collects scrap containing copper and precious metals and uses it as a raw material in its copper smelting and refining operations in order to help offset any shortages in the supply of copper concentrate. Thus, prices for copper, as well as for precious metals, are key factors affecting the profitability of Nippon Mining’s results of operations in its recycling and environmental services segment.
     Because the sales prices for Nippon Mining’s refined metals products are established principally by reference to dollar prices quoted on the LME and amounts paid for copper concentrate are denominated in dollars, the effect of changes in exchange rates on Nippon Mining’s revenues are generally offset by the effect of such changes on Nippon Mining’s cost of sales. On a net basis, a weaker Japanese yen increases metals business earnings, while a stronger Japanese yen decreases metals business earnings, since Nippon Mining’s treatment and refining charges and sales premiums are established by reference to dollar amounts, while most of its operating costs other than amounts paid for copper concentrate are denominated in Japanese yen. The average exchange rate was ¥93 per U.S. dollar during the fiscal year ended March 31, 2010, as compared to ¥101 per U.S. dollar during the fiscal year ended March 31, 2009, and ¥114 per U.S. dollar during the fiscal year ended March 31, 2008.
     Production Costs. The principal components of production costs are employee compensation, depreciation and maintenance costs, which are generally fixed in amount, and energy costs, which generally vary with levels of production.
     Technological innovations affect the variable costs in Nippon Mining’s electronic materials operations because Nippon Mining must develop production techniques that meet the changing demands of corporate customers for high product quality and improvements to product value.
     Production costs in Nippon Mining’s recycling and environmental services operations are affected by the technologies used to efficiently recover and process metals from a wide variety of scrap.
     Selling, General and Administrative Expenses. The primary components of selling expenses in Nippon Mining’s metal business are transportation expenses incurred in connection with the transportation of refined copper, copper by-product (such as sulfuric acid) and other Nippon Mining products, which vary depending on sales volumes and the regions in which those products are sold. General and administrative costs, including personnel expenses, generally do not vary with sales volumes, and Nippon Mining does not expect any significant fluctuations of such expenses, although contingencies could increase such expenses.
     Equity in Earnings of Affiliated Companies
     The earnings of Nippon Mining’s equity method affiliate Minera Los Pelambres, a Chilean copper mining company in which Nippon Mining has a 25% ownership interest, has the most significant impact on Nippon Mining’s equity in income of affiliates, as reflected in income before special items. Thus, the performance of Minera Los Pelambres affects the results of operations of Nippon Mining’s metal business. The level of the LME copper price is the principal determinant of earnings for Minera Los Pelambres.
Other Operations
     Based on management reports, other operations accounted for 2.2% of Nippon Mining’s revenues, before eliminations and adjustments, for the fiscal year ended March 31, 2010.
Other Significant Factors Affecting Results of Operations
     Nippon Mining’s results of operations in recent periods have been significantly affected by interest expenses and write-down of investment securities.

Interest Expenses
     In recent periods, interest expenses have been a significant component of other expenses. Nippon Mining is making efforts to reduce its interest expenses by paying down its interest-bearing debt. During the fiscal year ended March 31, 2010, Nippon Mining’s interest expenses totaled ¥10.7 billion, compared ¥14.0 billion during the fiscal year ended March 31, 2009 and ¥15.0 billion during the fiscal year ended March 31, 2008. Approximately 87% and 85% of Nippon Mining’s long-term debt had fixed rates of interest and the remainder had variable interest rates as of March 31, 2010 and March 31, 2009, respectively.
Write-down of Investments in Securities
     Nippon Mining invests in equity securities for liquidity management, investment and strategic purposes. As of March 31, 2010, Nippon Mining held investment securities of ¥50.6 billion. Nippon Mining recorded impairment losses on other-than-temporary declines in market value of investment securities of ¥5.4 billion during the fiscal year ended March 31, 2010. As of March 31, 2009, Nippon Mining held investment securities of ¥50.0 billion. Nippon Mining recorded impairment losses on other-than-temporary declines in market value of investment securities of ¥9.6 billion during the fiscal year ended March 31, 2009, an increase from the loss of ¥0.5 billion for the fiscal year ended March 31, 2008. The impairment losses on other-than-temporary declines in market value of investment securities were primarily due to the depressed stock market in Japan.
Critical Accounting Policies and Estimates
     Nippon Mining’s consolidated financial statements are prepared in accordance with U.S. GAAP. In connection with the preparation of the financial statements, management is required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosures. Management bases the assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time the Nippon Mining prepares its consolidated financial statements. Management reviews the accounting policies, assumptions, estimates and judgments to ensure that the financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from management’s assumptions and estimates.
     Nippon Mining’s significant accounting policies are discussed in Note 2 to Nippon Mining’s audited consolidated financial statements included elsewhere in this annual report. Management believes that the following accounting estimates are the most critical in fully understanding and evaluating the reported financial results, and they require management’s most difficult, subjective and complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.
Impairment of Long-Lived Assets
     Long-lived assets to be held and used or to be disposed of other than by sale are reviewed for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
     An impairment review involves a comparison of the carrying amount of long-lived assets to the aggregate amount of the projected undiscounted cash flow from the asset or asset group. If the aggregate amount of the projected undiscounted cash flow is lower than the carrying amount, an impairment charge is recorded for the amount by which the carrying amount of the long-lived asset exceeds its fair value.
     Cash flow projections used to test recoverability are based mainly on business plans authorized by management. In these plans, management makes estimates, which include, but are not limited to, assumptions about the use or disposition of the asset, its estimated remaining life, profitability of products, and future economic and business environment. In order to determine fair value, management makes estimates and assumptions including among other factors, projected cash flows and discount rates that could significantly impact the fair value of the asset being tested for impairment. Factors considered vary for each long-lived asset because of the difference in the nature of the assets and in operating circumstances, such as market, profitability and other factors.

     Due to the significant subjectivity of the assumptions used to test for recoverability and to determine fair value, changes in market conditions could result in significant impairment charges in the future, thus affecting Nippon Mining’s results of operations.
     The overall deterioration of the global economic environment, a significant decrease in the price of land in Japan, and the intensive pricing competition have led to adverse changes in Nippon Mining’s business. As a result, Nippon Mining reviewed its long-lived assets for impairment and recognized impairment losses of ¥2.1 billion, ¥5.9 billion and ¥1.3 billion for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.
Impairment on Investments
     Nippon Mining records an impairment on investments in marketable securities to net realizable value when a decline in fair value below the carrying value is deemed other-than-temporary. In determining if a decline in value is other-than-temporary, management considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition, business plans, estimated future cash flows and prospects of the investment company and Nippon Mining’s ability and intent to retain its investment for a period of time sufficient to allow for any anticipated recovery in fair value. Nippon Mining recognized an impairment loss of ¥0.25 billion, ¥9.0 billion and ¥0.10 billion, for the fiscal years ended March 31, 2010, 2009 and 2008, respectively, on available-for-sale securities to reflect the decline in market value considered to be other-than-temporary.
     Nippon Mining also reviews the carrying value of investments in non-marketable securities and investments in affiliated companies to assess if an other-than-temporary decline in value has occurred. Impairment review is performed when events or changes in circumstances indicate that the carrying amount of such investment may not be recoverable. Such indicators include sustained decline in market value below carrying value, deteriorating financial condition and decrease in the quality of the investee’s asset without positive near-term prospects, and significantly sub-par level of earnings or quality of assets below that of the investee’s peers, severe losses sustained by the investee in the current year or in both current and prior years. Fair value is determined based on quoted market prices, if available, projected discounted cash flows or other valuation techniques as appropriate. When the value of such investment is determined to have declined below carrying value on an other-than-temporary basis, an impairment loss is recorded for the amount by which the carrying value exceeds its fair value. Nippon Mining recognized impairment losses of ¥5.11 billion for the fiscal year ended March 31, 2010, and ¥0.63 billion and ¥0.37 billion, for the fiscal years ended March 31, 2009 and 2008, respectively, for investments in unlisted companies as the decline in estimated fair value were considered to be other-than-temporary.
     The assessment of whether a decline in the value of an investment is other-than-temporary is often subjective in nature and involves certain assumptions and estimates. Accordingly, it is possible that investment securities in Nippon Mining’s portfolio that have had a decline in value that management currently believes to be temporary may be determined to be other-than-temporary in the future based on management’s evaluation of subsequent information such as continued poor operating results and continuing broad declines in the value of worldwide equity markets. As a result, unrealized losses on available-for-sale investment securities and impairment charges may be recognized, which could have an adverse effect on Nippon Mining’s future results of operations. In addition, assessing the fair value of non-marketable securities and investments in affiliated companies often involves subjective estimates and judgments, and the actual proceeds upon subsequent sale of such investments could differ from the assessed fair value.
Environmental Liability
     Nippon Mining’s petroleum refining, copper smelting and other operating activities are subject to extensive laws and regulations governing the protection of the environment, and compliance with those laws require significant expenditures. Accounting for environmental obligations represents a critical accounting estimate because changes to environmental laws and regulations and/or circumstances affecting Nippon Mining’s operations, could result in changes to management’s estimates, which could have an adverse affect on Nippon Mining’s results of operations.

     As of March 31, 2010, Nippon Mining recorded an accrual of ¥5.6 billion for environmental remediation and restoration costs. As of March 31, 2009 and 2008, the environmental liability accruals were ¥6.8 billion and ¥8.4 billion, respectively.
     Management reviews changes in facts and circumstances associated with the environmental obligations on a periodic basis. Judgments and estimates are based upon available facts, existing technology, presently enacted laws and regulations, remediation experience, whether or not a Nippon Mining U.S. subsidiary is a PRP, the ability of other PRPs to pay their allocated portions and take into consideration reasonably possible outcomes. Management’s estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, required remediation methods and actions by or against governmental agencies or private parties.
Asset Retirement Obligations
     Asset retirement obligations are charged to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and remediation costs.
     As of March 31, 2010, 2009 and 2008, Nippon Mining recorded an accrual of ¥12.2 billion, ¥9.6 billion and ¥11.9 billion, respectively, for asset retirement obligations, primarily related to service stations on leased properties that require expenditures to abandon the facilities, including the removal of underground oil tanks, at the end of the lease terms.
     Estimating the future asset retirement obligations requires management to make estimates and judgments regarding timing, existence of a liability and what constitutes adequate restoration. Inherent in the present value calculation are assumptions regarding the timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the present value of the existing asset retirement obligation liability, a corresponding adjustment is made to the related asset. The discount rate management uses is the risk-free rate adjusted by Nippon Mining’s credit rating, which is estimated quoted interest rate it would be charged for incremental borrowings, to calculate the present value of such future obligations.
     Further, management cannot reasonably estimate the fair value of asset retirement obligations relating to certain petroleum refining facilities and oil storage facilities as Nippon Mining assumes that it will continue to use these assets indefinitely.
     Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required. Any such increases in future costs could materially impact the amounts charged to earnings for reclamation and remediation.
Deferred Income Taxes
     Deferred income tax assets and liabilities are established for all temporary differences between the book and the tax bases of assets and liabilities. Net operating loss carryforwards and other deferred tax assets are reviewed periodically for recoverability, and if necessary, a valuation allowance is recorded.
     Management assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent management believes that a more than 50% probability exists that some portion or all of the deferred tax assets will not be realized, management establishes a valuation allowance. Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. Deferred tax assets and the respective valuation allowance as of March 31, 2010 and 2009 are as follows:

	As of March 31,
	2010	2009
	(Millions of yen)
Gross deferred tax assets	¥207,585	¥228,153
Valuation allowance	(71,472)	(88,787)

Total deferred tax assets	¥136,113	¥139,366

     Management considers all available evidence, both positive and negative, to determine whether, based on the weight of the evidence, a valuation allowance is needed. Evidence used for the valuation allowance includes information about Nippon Mining’s current financial position and results of operations for the current and preceding years, as well as all currently available information about future years. Factors considered include Nippon Mining’s anticipated future performance, Nippon Mining’s ability to generate sufficient taxable income prior to the expiration of net operating loss carryforwards, the reversal of deferred tax assets and liabilities and tax planning strategies available to Nippon Mining. To the extent that a valuation allowance is established or changed during any period, Nippon Mining recognizes a charge within the consolidated tax expense.
Pension Benefit Costs
     Employee pension benefit costs and obligations are dependent on certain assumptions including discount rates, retirement rates and mortality rates, which are based upon current statistical data, as well as expected long-term rates of return on plan assets and other factors. Specifically, the discount rate and expected long-term rate of return on assets are two critical assumptions in the determination of periodic pension costs and pension liabilities.
     Assumptions are evaluated at least annually, or at the time when events occur or circumstances change and these events or changes could have a significant effect on these critical assumptions. Actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions used are appropriate, differences in actual results or changes in assumptions may affect Nippon Mining’s future pension costs and obligations.
     Nippon Mining used weighted-average discount rates of 2.35 – 2.4% for its pension obligations as of March 31, 2010, which was determined based on currently available information about rates of return on high quality fixed income investments. The discount rates used as of March 31, 2010 were 5 – 25 basis points higher than 2.1 – 2.35% used as of March 31, 2009.
     Nippon Mining determined the expected long-term rate of return on plan assets at 2.5 percent as of March 31, 2010, 2009 and 2008, based on current and expected asset allocations, as well as historical and expected long-term rate of return on various categories of plan assets. Nippon Mining’s investment strategy for benefit plan assets reflects a long-term view, a careful assessment of the risks inherent in various asset classes and broad diversification to reduce the risk of the portfolio. Nippon Mining primarily invests in funds that follow an index-based strategy to achieve its objectives of diversifying risk while minimizing costs. Studies are periodically conducted to establish the preferred target asset allocation.
     The following table illustrates the sensitivity to a change in discount rates and the expected rate of return on plan assets to net periodic pension costs for the year ending March 31, 2011 and projected benefit obligation (PBO) as of March 31, 2010, holding all other assumptions constant:

	Net Periodic
Change in Assumption	Pension Costs	PBO
	(Billions of yen)
Discount rates
50 basis point decrease	¥(0.1)	¥4.1
50 basis point increase	0.2	(3.8)
Expected long-term rate of return on plan assets
50 basis point decrease	0.1	—
50 basis point increase	(0.1)	—

Recent Accounting Pronouncements
     See Note 2 to Nippon Mining’s audited annual consolidated financial statements included elsewhere in this annual report for a discussion of recent accounting pronouncements applicable to Nippon Mining.
Results of Operations
     The following table sets forth a summary of Nippon Mining’s consolidated results of operations for the fiscal years ended March 31, 2010, 2009 and 2008:

	Fiscal Year Ended March 31,
	2010	2009	2008
	(Millions of yen)
Revenues	¥2,745,700	¥3,494,853	¥3,803,926
Cost of sales	2,494,166	3,425,076	3,499,505
Selling, general and administrative expenses	178,441	179,244	185,791
Operating income (loss)	67,541	(123,891)	115,813
Equity in earnings of affiliated companies, net	35,060	59,356	92,112
Income (loss) before income taxes	87,845	(90,574)	205,291
Provision for income taxes	23,369	(75,961)	79,094
Net income attributable to noncontrolling interests	14,904	9,726	25,272
Net income (loss) attributable to Nippon Mining Holdings, Inc.	49,572	(24,339)	100,925
Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009
     Revenues
     Nippon Mining had revenues of ¥2,745.7 billion for the fiscal year ended March 31, 2010, a decrease of ¥749.2 billion, or 21.4% from ¥3,494.9 billion for the fiscal year ended March 31, 2009.
     In the petroleum business, revenues declined ¥626.8 billion, or 24.5%, from ¥2,562.0 billion in the fiscal year ended March 31, 2009 to ¥1,935.2 billion in the fiscal year ended March 31, 2010, primarily owing to a decline in domestic sales volume for fuel oil due to weak demand amid the economic downturn, and lower prices for petroleum products owing to both a decline in the average price for crude oil as compared to the prior year and a deterioration in the balance of supply and demand. Sales volume for fuel oil declined 10.8% year-on-year to 21.5 million kiloliters, which led to a decrease in revenues of approximately ¥577.8 billion, or 30.0%.
     In the metals business, revenues declined from ¥909.2 billion in the fiscal year ended March 31, 2009 to ¥783.6 billion in the fiscal year ended March 31, 2010, a decrease of ¥125.6 billion, or 13.8% year-on-year due to:
•	the negative effect of the appreciation of the Japanese yen against the U.S. dollar, which more than offset the favorable effect of the rise of international market prices for copper during the fiscal year. The average LME price for the fiscal year ended March 31, 2010 was $2.77 per pound, compared to $2.66 per pound for the fiscal year ended March 31, 2009, whereas the average exchange rate of the Japanese yen against the U.S. dollar was ¥93 per dollar for the fiscal year ended March 31, 2010, compared to ¥101 per dollar for the fiscal year ended March 31, 2009;

•	a slight decline in sales volumes for electrolytic copper, amounting to in a 1.1% year-on-year decrease from approximately 615,000 metric tons in the fiscal year ended March 31, 2009 to approximately 608,000 metric tons in the fiscal year ended March 31, 2010. The decrease in sales volumes, together with the negative effect of the appreciation of the yen, as mentioned above, resulted in a decrease in revenues of ¥58.8 billion, or 14.5% year-on-year, from electrolytic copper; and

•	a decline in sales prices for electronic materials products, despite increased sales volumes. Although sales volumes for a number of products reached levels above the prior fiscal year, reflecting a recovery in the demand of end-use products, the increase in sales volume was more than offset by the decline in sales prices due to a drop in the price of raw materials, such as indium, and changes in the product mix, reflecting a shift in demand from higher priced products to lower priced products. As a result, revenues from electronic materials products decreased ¥29.4 billion, or 19.2% year-on-year.

     Cost of Sales
     Cost of sales for the fiscal year ended March 31, 2010 decreased ¥930.9 billion, or 27.2%, to ¥2,494.2 billion as compared to the prior year. In the petroleum business, cost of sales for the fiscal year ended March 31, 2010 decreased ¥740.7 billion, or 29.4% year-on-year, to ¥1,779.0 billion, primarily caused by the effect of the fluctuation of oil prices on inventory as explained below.
     In the fiscal year ended March 31, 2010, beginning inventory, which mainly consisted of the government regulated stockpile of crude oil, generally reflected Dubai crude oil prices of approximately $43 to $46 per barrel. Prices for crude oil increased throughout the year and ended at nearly $79 per barrel at the end of the fiscal year. The inventory recorded at a time of relatively lower crude oil prices resulted in a lower average cost of inventory and had a favorable impact on Nippon Mining’s cost of sales.
     Cost of sales in the metals business decreased ¥192.0 billion, or 21.6%, year-on-year to ¥696.8 billion, primarily as a result of the strength of the yen against the dollar, which mitigated the effects of the rise in prices for copper.
     In the fiscal year ended March 31, 2009, the beginning inventory, which mainly consisted of the government regulated stockpile of crude oil, generally reflected Dubai crude oil prices of approximately $85 to $100 per barrel.
     Crude oil prices were particularly volatile for the fiscal year ended March 31, 2009. Dubai crude oil prices increased and reached a historical high of more than $140 per barrel in July 2008, followed by a sharp decline and then ended at $47 per barrel at the end of the fiscal year. In the first quarter of the fiscal year, the continued increase in crude oil prices resulted in a favorable impact on Nippon Mining’s cost of sales. In contrast, in the remaining three quarters of the fiscal year, the inventory recorded at a time of relatively higher crude oil prices resulted in a higher average cost of inventory and had an unfavorable impact on the cost of sales. The negative impact in the last three quarters more than offset the favorable impact in the first quarter of the fiscal year. In addition, the lower of cost or market value inventory adjustment caused by the sharp decline in crude oil prices also contributed to a higher cost of sales in the fiscal year ended March 31, 2009.
     Gross profit for the fiscal year ended March 31, 2010 increased ¥181.8 billion compared to the prior period, or 260.5%, to ¥251.5 billion. In the petroleum business, gross profit increased ¥113.9 billion, or 269.6% year-on-year, to ¥156.2 billion. In the metals business, gross profit increased ¥66.4 billion, or 325.1% year-on-year to ¥86.8 billion.
     Selling, General and Administrative Expenses
     Selling, general and administrative expenses for the fiscal year ended March 31, 2010 were ¥178.4 billion, or 0.4% below the ¥179.2 billion of expenses for the fiscal year ended March 31, 2009. This slight decrease was mainly due to a decrease in advertising costs and research and development costs in the fiscal year ended March 31, 2010. During the fiscal year ended March 31, 2010, selling, general and administrative expenses accounted for 6.5%, of revenues, compared to 5.1% for the fiscal year ended March 31, 2009.
     Operating Income (Loss)
     Nippon Mining’s operating income of ¥67.5 billion for the fiscal year ended March 31, 2010, compared to operating loss of ¥123.9 billion the previous fiscal year, was mainly due to an increase of the gross profit in the petroleum and metal businesses in the fiscal year ended March 31, 2010, as described above.
     Equity in Earnings of Affiliated Companies, Net
     Equity in earnings of affiliated companies, net, for the fiscal year ended March 31, 2010 was ¥35.1 billion, a decrease of ¥24.3 billion, or 40.9%, compared to ¥59.4 billion for the fiscal year ended March 31, 2009. This decrease was mainly due to the following:

•	the earnings of Minera Los Pelambres, as well as Nippon Mining’s affiliates engaged in oil and gas upstream operations, are denominated in U.S. dollars and remained relatively stable for the years ended December 31, 2009 and 2008. However, the appreciation of the yen against the U.S. dollar had a negative impact in Nippon Mining’s consolidated results. The average exchange rate of the yen against the dollar was ¥94 per dollar for the fiscal year ended December 31, 2009 and ¥104 per dollar for the fiscal year ended December 31, 2008;

•	a decrease in earnings of LS-Nikko Copper, a Korean affiliate engaged in copper smelting and refining operations. LS-Nikko Copper’s earnings decreased primarily due to a decrease in sales volumes of by-products such as sulfuric acid. To a lesser extent, LS Nikko Copper’s earnings decreased due to the strength of the yen against the Korean won. LS-Nikko Copper’s net income for the fiscal years ended December 31, 2009 and 2008 was ¥11.9 billion and ¥19.7 billion, respectively; and

•	Toho Titanium’s earnings decreased mainly due to customer-imposed delays in the delivery of products used in the aircraft manufacturing industry and a decline in product demand from general industrial sectors as a result of the global economic downturn.
     Income (Loss) Before Income Taxes
     Nippon Mining recorded income before income taxes of ¥87.8 billion for the fiscal year ended March 31, 2010, after recording a ¥90.6 billion loss before income taxes for the fiscal year ended March 31, 2009.
     Provision for Income Taxes
     The provision for income taxes increased by ¥99.3 billion from the previous year to a tax provision of ¥23.4 billion during the fiscal year ended March 31, 2010 due to an increase in income before income taxes. Nippon Mining’s effective tax rates for the fiscal years ended March 31, 2010 and March 31, 2009 were 26.6% and (83.9)%, respectively. The change in the effective tax rate was driven primarily by the shift from a loss to a profit for the fiscal year ended March 31, 2010.
     Net Income (Loss) Attributable to Nippon Mining Holdings, Inc.
     Net income attributable to Nippon Mining Holdings, Inc. amounted to ¥49.6 billion for the fiscal year ended March 31, 2010, as compared to a net loss of ¥24.3 billion the prior fiscal year.
Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008
     Revenues
     Nippon Mining had revenues of ¥3,494.9 billion for the fiscal year ended March 31, 2009, a decrease of ¥309.1 billion, or 8.1% from ¥3,803.9 billion for the fiscal year ended March 31, 2008.
     In the petroleum business, revenues declined from ¥2,647.9 billion in 2008 to ¥2,562.0 billion in 2009, a decrease of ¥85.9 billion, primarily caused by lower domestic demand. Sales volume of fuel oil declined 3.4% year-on-year to 24.1 million kiloliters, which led to a ¥62.5 billion decrease in revenues.
     In the metals business, revenues declined from ¥1,124.5 billion in 2008 to ¥909.2 billion in 2009, a decrease of ¥215.3 billion, or 19.1% year-on-year due to:
•	decreased demand for copper wire and other fabricated copper products resulting in a 7.2% year-on-year decline in sales volumes of electrolytic copper from approximately 663,000 metric tons in the fiscal year ended March 31, 2008 to approximately 615,000 metric tons in the fiscal year ended March 31, 2009, which resulted in a 29.5% year-on-year decrease in revenues of ¥169.4 billion;

•	lower copper sales prices due to a decline in average international market prices and the strength of the Japanese yen against the U.S. dollar. The average LME price for the fiscal year ended March 31, 2009 was

$2.66 per pound, compared to $3.44 per pound for the fiscal year ended March 31, 2008, whereas the average exchange rate of the Japanese yen against the U.S. dollar was ¥101 for the fiscal year ended March 31, 2009, compared to ¥114 for the fiscal year ended March 31, 2008; and
•	a general decrease in sales volumes for Nippon Mining’s electronic materials caused by the global economic slowdown in international markets in the second half of the fiscal year ended March 31, 2009, which resulted in a 17.9% year-on-year decrease in revenues of ¥33.3 billion.
     Cost of Sales
     Cost of sales for the fiscal year ended March 31, 2009 decreased ¥74.4 billion, or 2.1%, to ¥3,425.1 billion as compared to the prior year. In the petroleum business, cost of sales for the fiscal year ended March 31, 2009 increased ¥71.0 billion, or 2.9% year-on-year, to ¥2,519.7 billion, primarily caused by the effect of the fluctuation of oil prices on inventory as explained below.
     In the fiscal year ended March 31, 2008, beginning inventory, which mainly consisted of the government regulated stockpile of crude oil, generally reflected Dubai crude oil prices of approximately $50 to $60 per barrel. The crude oil prices increased throughout the year and ended at nearly $100 per barrel at the end of the fiscal year. The inventory recorded at a time of relatively lower crude oil prices resulted in a lower average cost of inventory and had a favorable impact on Nippon Mining’s cost of sales.
     In the fiscal year ended March 31, 2009, the beginning inventory, which mainly consisted of the government regulated stockpile of crude oil, generally reflected Dubai crude oil prices of approximately $85 to $100 per barrel.
     Crude oil prices were particularly volatile for the fiscal year ended March 31, 2009. Dubai crude oil prices increased and reached a historical high of more than $140 per barrel in July 2008, followed by a sharp decline and then ended at $47 per barrel at the end of the fiscal year. In the first quarter of the fiscal year, the continued increase in crude oil prices resulted in a favorable impact on Nippon Mining’s cost of sales. In contrast, in the remaining three quarters of the fiscal year, the inventory recorded at a time of relatively higher crude oil prices resulted in a higher average cost of inventory and had an unfavorable impact on the cost of sales. The negative impact in the last three quarters more than offset the favorable impact in the first quarter of the fiscal year. In addition, the lower of cost or market value inventory adjustment caused by the sharp decline in crude oil prices also contributed to a higher cost of sales in the fiscal year ended March 31, 2009.
     The increase in the cost of sales in the petroleum business was offset by a decrease in cost of sales in the metals business: cost of sales in the metals business decreased ¥140.9 billion, or 13.7% year-on-year to ¥888.8 billion, primarily as a result of the decline in both copper sales volume and prices as discussed earlier.
     Gross profit for the fiscal year ended March 31, 2009 decreased ¥234.6 billion compared to the prior period, or 77.1%, to ¥69.8 billion. In the petroleum business, gross profit decreased ¥156.9 billion, or 78.8% year-on-year, to ¥42.3 billion. In the metals business, gross profit decreased ¥74.4 billion, or 78.5% year-on-year to ¥20.4 billion.
     Selling, General and Administrative Expenses
     Selling, general and administrative expenses for the fiscal year ended March 31, 2009 were ¥179.2 billion, or 3.5% below the ¥185.8 billion of expenses for the fiscal year ended March 31, 2008. A reduction in retail marketing and advertising expenditures, primarily those incurred by Japan Energy related to retail petroleum products, such as gasoline, kerosene and gas oil, was the main reason for the year-on-year decline. During the fiscal year ended March 31, 2009, selling, general and administrative expenses accounted for 5.1%, of revenues, compared to 4.9% for the fiscal year ended March 31, 2008.
     Operating Income (Loss)
     Nippon Mining’s operating loss of ¥123.9 billion for the fiscal year ended March 31, 2009, compared to operating income of ¥115.8 billion the previous fiscal year, was due mainly to the deterioration of gross profit in the petroleum and metals businesses as described above.

     Equity in Earnings of Affiliated Companies, Net
     Equity in earnings of affiliated companies, net, for the fiscal year ended March 31, 2009 was ¥59.4 billion, a decrease of ¥32.8 billion, or 35.6%, compared to ¥92.1 billion for the fiscal year ended March 31, 2008. This decrease was due mainly to a decrease in the earnings of Minera Los Pelambres, driven primarily by a decline in copper prices. The average LME price for copper in December 2008 was $1.39 per pound, or 53.5% lower than the average price of $2.99 per pound in December 2007. For the year ended December 31, 2008, Minera Los Pelmabres net income was $1.0 billion, compared to $1.7 billion the year earlier.
     Income (Loss) Before Income Taxes
     Nippon Mining recorded a ¥90.6 billion loss before income taxes for the fiscal year ended March 31, 2009, after recording ¥205.3 billion income before income taxes for the fiscal year ended March 31, 2008.
     Provision for Income Taxes
     The provision for income taxes decreased by ¥155.1 billion from the previous year to a tax benefit of ¥76.0 billion during the fiscal year ended March 31, 2009 due to the loss before income taxes. Nippon Mining’s effective tax rates for the fiscal years ended March 31, 2009 and March 31, 2008 were (83.9)% and 38.5%, respectively. Other than the large swing in Nippon Mining’s results of operations from income before income taxes for the fiscal year ended March 31, 2008 and applicable statutory rate of 40.7% to a loss before income taxes for the year ended March 31, 2009 and applicable statutory rate of (40.7)%, the change in the effective tax rate was driven primarily by the following:
•	(25.1) percentage points was caused by a change in Japan’s tax law in 2009 that resulted in certain deferred tax liabilities previously provided on undistributed earnings of foreign subsidiaries and affiliates being reversed as of March 31, 2009;

•	a non-recurring tax benefit resulting from net losses in a foreign subsidiary that became deductible in 2009 attributed to (13.5) percentage points of the change; and

•	an increase in the valuation allowance of 13 percentage points partially offset the changes explained above.
     Net Income (Loss) Attributable to Nippon Mining Holdings, Inc.
     Net loss attributable to Nippon Mining Holdings, Inc. amounted to ¥24.3 billion for the fiscal year ended March 31, 2009, as compared to net income of ¥100.9 billion the prior fiscal year.
Geographic Information
Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009
     The following tables summarize for the periods shown Nippon Mining’s revenues and long-lived assets by geographic area. For the purpose of presenting its operations in geographic areas below, Nippon Mining attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided, and attributes assets based on where assets are located. Information by geographic segment is based upon U.S. GAAP.

As of and for Fiscal Year Ended March 31, 2010	Japan	Overseas	Consolidated Total
	(Millions of yen)
Revenues	¥2,175,857	¥569,843	¥2,745,700
Long-lived assets	631,835	65,303	697,138

As of and for Fiscal Year Ended March 31, 2009	Japan	Overseas	Consolidated Total
	(Millions of yen)
Revenues	¥2,816,712	¥678,141	¥3,494,853
Long-lived assets	645,145	69,634	714,779
Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008
     The following tables summarize for the periods shown Nippon Mining’s revenues and long-lived assets by geographic area. For the purpose of presenting its operations in geographic areas below, Nippon Mining attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided, and attributes assets based on where assets are located. Information by geographic segment is based upon U.S. GAAP.

As of and for Fiscal Year Ended March 31, 2009	Japan	Overseas	Consolidated Total
	(Millions of yen)
Revenues	¥2,816,712	¥678,141	¥3,494,853
Long-lived assets	645,145	69,634	714,779

As of and for Fiscal Year Ended March 31, 2008	Japan	Overseas	Consolidated Total
	(Millions of yen)
Revenues	¥3,143,317	¥660,609	¥3,803,926
Long-lived assets	649,787	79,223	729,010
Segment Information
     The FASB ASC guidance for segment reporting defines operating segments as components of an enterprise about which discrete financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.
     Nippon Mining operates on a worldwide basis with the following main operating segments:
•	The petroleum business is divided into the following operating segments:
•	Petroleum Exploration & Development — consists of exploration, development and production of oil and gas, mainly through equity method investments.

•	Petroleum Refining & Marketing — consists of petroleum refining and production of various petroleum products at refineries, as well as the supplying of petroleum-related products and services through Nippon Mining’s service station network.

•	Petrochemicals — consists of production and marketing of petrochemicals, ranging from basic chemical products to specialty chemical products, propylene and aromatic products for use as raw materials in synthetic fibers and resins.
•	The metals business is divided into the following operating segments:
•	Copper Resource Development — is primarily made up of Nippon Mining’s equity method investments in copper mines in South America, and also includes mines in the development stage.

•	Copper Smelting & Refining — engages in the smelting and refining of copper and other nonferrous metals at refineries located in Japan. This segment also incorporates an equity method investment in a smelter in South Korea.

•	Recycling & Environmental Services and Other — consists of recycling of nonferrous metals and environmental services, such as disposal of industrial waste, as well as other related activities.

•	Electronic Materials — engages in production and marketing of IT-related and other electronic materials, such as copper foils, sputtering targets, precision rolled products and precision fabricated products.
•	Other operations:
•	Other Operations — consists of manufacturing of titanium products, engineering and electronic cables businesses, as well as corporate divisions and subsidiaries bearing support functions.
     Nippon Mining evaluates the performance of its operating segments based on the measure of income (loss) before special items determined in accordance with Japanese GAAP. Income (loss) before special items is a widely used measure in Japan for evaluating the core profitability of a company’s operations, and forms the basis of the internal reporting used by senior management to make resource allocation decisions. It is defined as a segment’s income before extraordinary and unusual gains and losses (as defined under Japanese GAAP), taxes. Segment income (loss) before special items is calculated by subtracting segment operating expenses from segment revenues (before the elimination of inter-segment transactions); and adding or deducting non-operating income and expense.
Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009
     The following tables summarize for the periods shown financial information that is periodically reviewed by Nippon Mining’s chief operating decision makers and which is derived from management reports. Such management reports contain certain financial information related to Nippon Mining’s eight operating segments and also contain other information related to Nippon Mining’s three businesses, which is also reviewed by management. A reconciliation to U.S. GAAP of the information in the tables below is in Note 22 to Nippon Mining’s audited annual consolidated financial statements included elsewhere in this annual report.

	Petroleum	Petroleum
	Exploration &	Refining &		Total Petroleum
	Development	Marketing	Petrochemicals	Business
	(Millions of yen)
Fiscal Year Ended March 31, 2010
Income before special items	¥5,770	¥20,008	¥437	¥26,215
Equity in earnings of affiliated companies, net	4,491	—	—	4,491
Fiscal Year Ended March 31, 2009
Income (loss) before special items	¥9,307	¥(102,033)	¥(12,424)	¥(105,150)
Equity in earnings of affiliated companies, net	4,697	—	—	4,697

			Recycling &
	Copper	Copper	Environmental
	Resource	Smelting &	Services and	Electronic	Total Metals
	Development	Refining	Other	Materials	Business
	(Millions of yen)
Fiscal Year Ended March 31, 2010
Income before special items	¥27,445	¥5,049	¥5,963	¥8,990	¥47,447
Equity in earnings of affiliated companies, net	28,761	4,514	17	5	33,297
Fiscal Year Ended March 31, 2009
Income (loss) before special items	¥26,458	¥14,234	¥4,889	¥(17,069)	¥28,512
Equity in earnings (losses) of affiliated companies, net	33,707	10,014	(28)	(13)	43,680

			Other		Segment	GAAP	Consolidated
	Petroleum	Metals	Operations	Eliminations	Total	Adjustments	Total
	(Millions of yen)
Fiscal Year Ended March 31, 2010
Revenues	¥2,417,724	¥780,705	¥70,342	¥(35,033)	¥3,233,738	¥(488,038)	¥2,745,700
Income before special items	26,215	47,447	2,409	(2,104)	73,967	N/A	N/A
Depreciation and amortization	47,425	25,682	5,819	112	79,038	(16,475)	62,563
Equity in earnings of affiliated companies, net	4,491	33,297	433	—	38,221	(3,161)	35,060
Capital expenditures	27,064	31,736	23,462	110	82,372	(22,906)	59,466
Total assets	1,208,977	683,998	727,536	(533,004)	2,067,507	(53,360)	2,014,147
Fiscal Year Ended March 31, 2009
Revenues	¥3,116,129	¥902,127	¥84,710	¥(37,907)	¥4,065,059	¥(570,206)	¥3,494,853
Income (loss) before special items	(105,150)	28,512	9,666	(461)	(67,433)	N/A	N/A
Depreciation and amortization	45,271	29,570	5,718	31	80,590	(19,917)	60,673
Equity in earnings of affiliated companies, net	4,697	43,680	520	—	48,897	10,459	59,356
Capital expenditures	32,035	42,303	22,990	143	97,471	(22,536)	74,935
Total assets	1,091,869	600,939	681,884	(488,609)	1,886,083	(40,971)	1,845,112
     Petroleum
     In the fiscal year ended March 31, 2010, revenues before eliminations and adjustments in the petroleum business decreased 22.4% year-on-year, from ¥3,116.1 billion to ¥2,417.7 billion. Income before special items and eliminations and adjustments was ¥26.2 billion for the fiscal year ended March 31, 2010, compared with a ¥105.2 billion loss before special items and eliminations and adjustments in the fiscal year ended March 31, 2009. Despite a deterioration in product margins in the petroleum refining & marketing segment, the change from loss to profit in Nippon Mining’s overall petroleum business was largely attributable to the petroleum refining & marketing segment because of the decrease in cost of sales decreased owing to the effect of the increase in crude oil prices on inventory as previously discussed.
     Petroleum exploration & development. For the fiscal year ended March 31, 2010, income before special items was ¥5.8 billion a 38% decrease from ¥9.3 billion for the previous fiscal year. Income before special items decreased mainly due to declines in sales volumes and lower levels of sales prices for crude oil as compared to the prior year. The decrease was partially offset by the effect of foreign exchange rates at the end of the year on assets denominated in U.S dollars. During the prior year, income before special items was negatively affected by the appreciation of the yen at the end of the calendar year as compared to the beginning of such year, from an exchange rate of ¥114 per dollar to ¥91 per dollar. This negative impact was not present during the current fiscal year as the dollar and yen exchange rate at the beginning and end of the fiscal year remained stable.
     Petroleum refining & marketing. For the fiscal year ended March 31, 2010, the petroleum refining & marketing segment had income before special items of ¥20.0 billion compared to a ¥102.0 billion loss before special items for the prior fiscal year. Product margins for fuel oil products such as gasoline and middle distillates significantly deteriorated as compared to the prior fiscal year due to a decrease in sales volumes and sales prices of petroleum products as compared to the prior fiscal year. This decrease was mainly attributable to lower demand for petroleum products in response to the global economic slowdown. However, the negative impact of product margins deterioration was more than offset by an overall decrease in cost of sales owing to the effect of the increase in crude oil prices on inventory during the current fiscal year, as discussed earlier. In addition, income before special items increased due a reduction in costs of approximately ¥8.4 billion as a result of energy cost reduction efforts in refineries through the use of more efficient and environmentally friendly process, as well as a reduction in sales and marketing expenses.
     Petrochemicals. In the fiscal year ended March 31, 2010, the petrochemicals segment had ¥0.4 billion income before special items compared to a ¥12.4 billion loss before special items for the previous fiscal year. Prices and sales volume for petrochemical products increased, particularly paraxylene, benzene and other aromatic products, as compared to the prior fiscal year. In addition, the petrochemical segment’s margins improved as a result of increased demand for aromatics, reflecting a recovery in the demand for synthetic fibers and resins in China.
     Metals
     For the fiscal year ended March 31, 2010, the metals business revenues before eliminations and adjustments declined 13.5% from the prior fiscal year to ¥780.7 billion. Income before special items and eliminations and adjustments increased 66.4% over the same period to ¥47.4 billion. This increase was mainly due to a decrease in cost of sales and an increase in sales volumes in the electronic materials segment.
     Copper resource development. Income before special items increased ¥1.0 billion, or 3.7% year-on-year, to ¥27.4 billion for the fiscal year ended March 31, 2010. The favorable effect of rising copper prices during the fiscal year ended March 31, 2010 was partially offset by the unfavorable effect of the appreciation of the yen against the dollar during the fiscal year.
     Copper smelting & refining. Income before special items declined ¥9.2 billion, or 64.5% from the previous fiscal year to ¥5.0 billion for the fiscal year ended March 31, 2010. The decrease was mainly due to a drop in sales volume of electrolytic copper as a result of a decrease in domestic demand. In addition, despite the steady rise of the LME prices for copper during the fiscal year, product prices fell year-on-year due to the effect of the Japanese yen’s appreciation against the dollar. Contractual terms for copper concentrate purchases continued to worsen, reflecting the supply-demand balance at the time the terms were set, owing in part to increasing demand for copper concentrate from China and India.
     In addition, the results of this segment were negatively affected by a decrease in earnings of Nippon Mining’s Korean equity method affiliate, LS-Nikko Copper, which is engaged in copper smelting and refining operations. LS-Nikko Copper’s earnings decreased primarily due to a decrease in sales volumes of by-products such as sulfuric acid. To a lesser extent LS-Nikko Copper’s earnings decreased due to the strength of the yen against the Korean won. LS-Nikko Copper’s net income was ¥11.9 billion for the fiscal year ended December 31, 2009 and ¥ 19.7 billion for the fiscal year ended December 31, 2008.
     Recycling & environmental services and other. Income before special items increased ¥1.1 billion, or 22.0% year-on-year, to ¥6.0 billion for the fiscal year ended March 31, 2010. The overall income generated by the recycling and environmental services segment declined year-on-year due to the severe business environment in the fiscal year ended March 31, 2010. However, this decline was more than offset by an increase in earnings from sales of copper wire rods in China through Nippon Mining’s Chinese subsidiary, Changzhou Jinyuan Copper Co., Ltd.
     Electronic materials. This segment had income before special items of ¥9.0 billion for the fiscal year ended March 31, 2010, compared to loss before special items of ¥17.1 billion in the prior fiscal year. This improvement was largely attributable to a decrease in cost of sales due to the increase in copper prices throughout the fiscal year ended March 31, 2010. Inventory recorded at the beginning of the fiscal year generally reflected LME prices for copper around $2.00 per pound. Prices for copper increased throughout the year and ended at nearly $3.39 per pound. Inventory was recorded at times of relatively lower copper prices, resulting in a lower average cost of inventory and had a favorable effect on cost of sales. In addition, sales volumes for products such as copper foil, thin-film materials, precision rolled products, precision fabricated products, and sputtering targets for flat-panel displays increased compared to the prior year, reflecting a recovery in demand for end-use products. In particular, sales volume for sputtering targets for flat-panel displays considerably increased, driven by strong demand for LCD televisions in China, Europe, America, and other markets.

     Other Operations
     For the fiscal year ended March 31, 2010 revenues from other operations decreased 17.0% year-on-year to ¥70.3 billion, while income before special items decreased 75.1% to ¥2.4 billion. This decrease was mainly due to a decrease in the earnings of Toho Titanium. Toho Titanium’s earnings decreased mainly due to customer-imposed delays in the delivery of products used in the aircraft manufacturing industry and a decline in product demand from general industrial sectors owing to the global economic slowdown.
Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008
     The following tables summarize for the periods shown financial information that is periodically reviewed by Nippon Mining’s chief operating decision makers and which is derived from management reports. Such management reports contain certain financial information related to Nippon Mining’s eight operating segments and also contain other information related to Nippon Mining’s three businesses, which is also reviewed by management. A reconciliation to U.S. GAAP of the information in the tables below is in Note 22 to Nippon Mining’s audited annual consolidated financial statements included elsewhere in this annual report.

	Petroleum	Petroleum
	Exploration &	Refining &		Total Petroleum
	Development	Marketing	Petrochemicals	Business
	(Millions of yen)
Fiscal Year Ended March 31, 2009
Income (loss) before special items	¥9,307	¥(102,033)	¥(12,424)	¥(105,150)
Equity in earnings of affiliated companies, net	4,697	—	—	4,697
Fiscal Year Ended March 31, 2008
Income (loss) before special items	¥12,885	¥55,270	¥(308)	¥67,847
Equity in earnings (losses) of affiliated companies, net	7,654	(524)	—	7,130

			Recycling &
	Copper	Copper	Environmental
	Resource	Smelting &	Services and	Electronic	Total Metals
	Development	Refining	Other	Materials	Business
	(Millions of yen)
Fiscal Year Ended March 31, 2009
Income (loss) before special items	¥26,458	¥14,234	¥4,889	¥(17,069)	¥28,512
Equity in earnings (losses) of affiliated companies, net	33,707	10,014	(28)	(13)	43,680
Fiscal Year Ended March 31, 2008
Income (loss) before special items	¥57,275	¥42,869	¥14,309	¥(1,058)	¥113,395
Equity in earnings of affiliated companies, net	66,123	14,765	16	19	80,923

			Other		Segment	GAAP	Consolidated
	Petroleum	Metals	Operations	Eliminations	Total	Adjustments	Total
	(Millions of yen)
Fiscal Year Ended March 31, 2009
Revenues	¥3,116,129	¥902,127	¥84,710	¥(37,907)	¥4,065,059	¥(570,206)	¥3,494,853
Income (loss) before special items	(105,150)	28,512	9,666	(461)	(67,433)	N/A	N/A
Depreciation and amortization	45,271	29,570	5,718	31	80,590	(19,917)	60,673
Equity in earnings of affiliated companies, net	4,697	43,680	520	—	48,897	10,459	59,356
Capital expenditures	32,035	42,303	22,990	143	97,471	(22,536)	74,935
Total assets	1,091,869	600,939	681,884	(488,609)	1,886,083	(40,971)	1,845,112

			Other		Segment	GAAP	Consolidated
	Petroleum	Metals	Operations	Eliminations	Total	Adjustments	Total
	(Millions of yen)
Fiscal Year Ended March 31, 2008
Revenues	¥3,193,934	¥1,119,645	¥76,538	¥(50,645)	¥4,339,472	¥(535,546)	¥3,803,926
Income before special items	67,847	113,395	11,254	(470)	192,026	N/A	N/A
Depreciation and amortization	35,725	26,506	519	113	62,863	(10,132)	52,731
Equity in earnings of affiliated companies, net	7,130	80,923	3,874	—	91,927	185	92,112
Capital expenditures	68,773	30,943	645	487	100,848	4,811	105,659
Total assets	1,409,106	769,690	677,197	(604,785)	2,251,208	(17,009)	2,234,199
     Petroleum
     In the fiscal year ended March 31, 2009, the petroleum business recorded a 2.4% year-on-year decline in revenues before eliminations and adjustments, to ¥3,116.1 billion, and a loss before special items and eliminations and adjustments of ¥105.2 billion, compared with income before special items and eliminations and adjustments of ¥67.8 billion in the fiscal year ended March 31, 2008. Despite improved product margins on fuel oil products, the swing from profit to loss in the overall petroleum business was attributable largely to the petroleum refining & marketing segment where cost of sales increased because of the effect of the decline in crude oil prices on inventory as previously discussed.
     Petroleum exploration & development. Income before special items was ¥9.3 billion for the fiscal year ended March 31, 2009, a 27.8% decrease from ¥12.9 billion for the previous fiscal year. The decline in crude oil prices over the course of the year ended March 31, 2009, and the effect of a stronger Japanese yen against the U.S. dollar, were the main reasons why income before special items decreased year-on-year.
     Petroleum refining & marketing. The segment incurred a loss before special items of ¥102.0 billion for the fiscal year ended March 31, 2009, compared to income before special items of ¥55.3 billion for the prior fiscal year. The previously discussed effect of the fluctuation of oil prices on inventory attributed to ¥204.5 billion of the decline. Also, domestic fuel oil sales declined year-on-year owing to an aggressive switch by consumers to cheaper fuels in response to rapidly rising crude oil prices in the first half of the fiscal year ended March 31, 2009. This resulted in a deterioration of Nippon Mining’s margins due to an inability to fully pass along to customers the increase in crude oil prices. Furthermore, demand for petroleum products contracted in the second half of the year in response to the global economic slowdown. Crude oil prices fell significantly from September 2008, after having risen sharply in the first half of the fiscal year ended March 31, 2009, which led to an improvement in product margins in the second half. Overall, the net improvement in product margins was ¥48.2 billion.
     Petrochemicals. The petrochemicals segment had a loss before special items of ¥12.4 billion for the fiscal year ended March 31, 2009, compared to a loss before special items of ¥0.3 billion the year before. Prices and sales volume for petrochemical products declined, particularly for aromatic products, in the wake of a fall off in demand for synthetic fibers and resins. The petrochemical segment’s margins worsened owing to rapidly rising feedstock prices and the sharp drop in demand for aromatics. Depreciation expense related to the commencement of sales by Kashima Aromatics also contributed to the segment loss before special items.
     Metals
     Owing to the difficult business environment, the metals business revenues before eliminations and adjustments for the fiscal year ended March 31, 2009 declined 19.4% from the prior year to ¥902.1 billion. Income before special items and eliminations and adjustments fell 74.9% over the same period to ¥28.5 billion, largely as a result of the strength of the Japanese yen against other currencies, lower copper prices, a worsening of contractual terms on copper concentrate purchases and lower sales of electronic materials.
     The earnings of Nippon Mining’s equity-method affiliates have had a significant impact on the results of its metals business. During the fiscal year ended March 31, 2009, total equity in earnings of affiliated companies was ¥48.9 billion, of which ¥43.7 billion, or 89.3%, was from affiliates in Nippon Mining’s metals business. This compares to total equity in earnings of affiliated companies of ¥91.9 billion for the fiscal year ended March 31, 2008, of which ¥80.9 billion, or 88.0% was from affiliates in Nippon Mining’s metals business. Equity in earnings of affiliated companies, net, mainly relates to Nippon Mining’s investment in Minera Los Pelambres, a Chilean copper mining company. Decreases in equity in earnings of Nippon Mining’s equity method affiliates are attributable primarily to a decline in the earnings of Minera Los Pelambres caused by lower copper prices.
     Copper resource development. Income before special items decreased ¥30.8 billion, or 53.8% year-on-year, to ¥26.5 billion for the fiscal year ended March 31, 2009. Approximately ¥18.2 billion of the decrease was attributable to the decrease in copper prices and approximately ¥4.2 billion was due to the strengthening of the exchange rate of the Japanese yen. These factors predominantly relate to the results of operations of Minera Los Pelambres.
     Copper smelting & refining. Income before special items declined ¥28.6 billion, or 66.8% from the previous year to ¥14.2 billion for the fiscal year ended March 31, 2009. Within the metals business, sales volume of refined copper declined year-on-year due to decreased demand for both copper wire and other fabricated copper products, caused by the slowdown in international markets in the second half of the fiscal year ended March 31, 2009. Product prices also fell year-on-year due to a decline in the LME copper price and the Japanese yen’s appreciation against the U.S. dollar. Moreover, contractual terms on copper concentrate purchases worsened by ¥21.1 billion, reflecting the tightening of the supply-demand balance at the time the terms were determined due in part to the increasing demand for copper concentrate from China and India.
     Recycling & environmental services and other. Income before special items decreased ¥9.4 billion, or 65.8% year-on-year to ¥4.9 billion for the fiscal year ended March 31, 2009. Recycling and environmental services operations benefited from rising metal prices in the first half of the fiscal year ended March 31, 2009, but in the second half of the year metal prices and collected scrap volumes both declined in the wake of the global economic downturn, and segment performance deteriorated sharply.
     Electronic materials. Loss before special items increased ¥16.0 billion to ¥17.1 billion for the fiscal year ended March 31, 2009, compared to loss before special items of ¥1.1 billion the year before. In the electronic materials segment, sales volume declined generally, due in part to a sharp decline in the second half of the fiscal year ended March 31, 2009 in demand from digital and IT-related products for copper foil, thin-film forming materials, including sputtering targets used in semiconductor and FPD production, and fabricated copper products, including phosphor bronze, Corson alloys and titanium copper alloys. Product prices were flat generally, except for a decline in prices of sputtering targets for FPDs, owing to a decline in the price of indium, a key raw material.
     Other Operations
     For the fiscal year ended March 31, 2009 revenues from other operations increased 10.7% year-on-year to ¥84.7 billion, while income before special items decreased 14.1% to ¥9.7 billion. The increase in revenues was due primarily to Toho Titanium, which in June 2008 became a consolidated subsidiary of Nippon Mining (under U.S. GAAP, Toho Titanium is an equity-method affiliate). Income before special items decreased mainly because of a decline in income of subsidiaries, particularly Nichiyo Engineering, and equity-method affiliates.
Financial Condition
March 31, 2010 Compared to March 31, 2009
     Nippon Mining’s total assets as of March 31, 2010 were ¥2,014.1 billion, an increase of ¥169.0 billion, or 9.2%, compared to ¥1,845.1 billion as of March 31, 2009. The increase was mainly due to an increase in accounts receivable and inventories, partially offset by a decrease in cash and cash equivalents and other current assets. Inventories increased ¥108.0 billion and accounts receivable increased ¥113.5 billion due primarily to an increase in prices for crude oil and copper at the end of the fiscal year as compared to the prior fiscal year. Cash and cash equivalents decreased ¥26.8 billion as a result of an increased need for cash towards the end of the fiscal year ended March 31, 2010 in order to purchase inventory at prices higher than for the end of the prior year. Other current assets decreased ¥19.8 billion.
     Total liabilities as of March 31, 2010 amounted to ¥1,382.6 billion, a year-on-year increase of ¥103.7 billion, or 8.1%, compared to ¥1,278.8 billion as of March 31, 2009. Total current liabilities increased ¥127.2 billion, or

16.6%, owing mainly to an increase in accounts payable. Short-term borrowings and current portion of long-term debt increased by ¥33.1 billion and ¥36.2 billion, respectively, as compared to the prior fiscal year. The increase in accounts payables and short-term borrowings was due to an increase in purchases of oil and raw material towards the March 31, 2010 end of the fiscal year at higher prices as compared to the prior fiscal year.
     Equity attributable to Nippon Mining Holdings, Inc. increased 9.4%, or ¥47.4 billion, to ¥553.0 billion in the fiscal year ended March 31, 2010 primarily due to the increase in retained earnings, owing to the income for the current fiscal year end.
     As a result of the increase in total liabilities and equity attributable to Nippon Mining Holdings, Inc., the stockholders’ equity ratio as of the fiscal year ended March 31, 2010 was 27.5%, an increase of 0.1 percentage point from March 31, 2009. In addition, Nippon Mining’s current ratio increased from 1.03:1 to 1.07:1.
March 31, 2009 Compared to March 31, 2008
     Nippon Mining’s total assets as of March 31, 2009, amounted to ¥1,845.1 billion, a decrease of ¥389.1 billion, or 17.4%, compared to March 31, 2008. The decrease was due mainly to a decrease in current assets of ¥390.7 billion compared to March 31, 2008, owing mainly to large declines in inventories and accounts receivable. Inventories decreased ¥236.6 billion, due to declines in prices for crude oil and metals, compared to prices at the end of the previous fiscal year, and accounts receivable decreased ¥188.6 billion due to large declines in product sales.
     Total liabilities as of March 31, 2009 amounted to ¥1,278.8 billion, down ¥288.5 billion, or 18.4%, from the previous year-end. Total current liabilities declined ¥310.3 billion, or 28.8%, while long-term liabilities remained generally unchanged. Principal factors contributing to the change in total current liabilities included a decline in trade accounts payable of ¥129.1 billion, which led to a decrease in short-term borrowings of ¥158.6 billion. See “— Cash Flows” below for further discussion of trade accounts payable and short-term borrowings.
     Stockholders’ equity declined 15.2%, or ¥90.7 billion, to ¥505.6 billion in the fiscal year ended March 31, 2009. This was due primarily to an increase in accumulated other comprehensive loss by ¥51.5 billion and a ¥39.2 billion decrease in retained earnings, owing to the results of operations for the period.
     As a result of the decrease in total liabilities and decrease in stockholders’ equity, the stockholders’ equity ratio was up 0.7 percentage point at the fiscal year-end, to 27.4%. In addition, the current ratio declined from 1.10:1 to 1.03:1.
Cash Flows

	Fiscal Year Ended March 31,
	2010	2009	2008
	(Millions of yen)
Cash and cash equivalents at beginning of year	¥113,947	¥65,151	¥46,729
Net cash provided by operating activities	3,630	281,000	65,107
Net cash used in investing activities	(62,943)	(75,600)	(114,391)
Net cash provided by (used in) financing activities	32,237	(152,646)	67,274
Effect of exchange rate changes on cash and cash equivalents	299	(3,958)	432
Net (decrease) increase in cash and cash equivalents	(26,777)	48,796	18,422
Cash and cash equivalents at end of year	87,170	113,947	65,151
Fiscal Year Ended March 31, 2010 compared to Fiscal Year Ended March 31, 2009
     Net cash provided by operating activities for the fiscal year ended March 31, 2010 decreased ¥277.4 billion from the previous fiscal year to ¥3.6 billion. The decrease was mainly attributable to an increase in accounts receivable of ¥99.3 billion and an increase in inventories of ¥104.7 billion, which was partially offset by an increase in accounts payable of ¥72.2 billion. The rise in prices for crude oil and metals towards end of the fiscal year end, as compared to the prior fiscal year, resulted in an increase in sales and related accounts receivables. However, the higher prices for crude oil and metals also resulted in increases in inventories and related accounts payable. In addition, net cash provided by operating activities increased due to changes in the provision for deferred income taxes from a deferred tax benefit of ¥91.6 billion for the fiscal year ended March 31, 2009 to a deferred income tax provision of ¥10.3 billion for the fiscal year ended March 31, 2010.
     Net cash used in investing activities during the fiscal year ended March 31, 2010 was ¥62.9 billion, compared to ¥75.6 billion of net cash used in investing activities in the previous fiscal year. The decrease primarily resulted from lower levels of capital expenditures during the year ended March 31, 2010 of ¥56.2 billion, as compared to ¥71.5 billion during the fiscal year ended March 31, 2009. Consistent with prior years, capital expenditures for the fiscal year ended March 31, 2010 mainly related to:
•	replacement of refinery and smelting facilities;

•	replacement and renovation of service station facilities in the petroleum business; and

•	new investments in the recycling & environmental services and other segment in the metals business.
For information on JX Holdings’ current material plans for capital expenditures, see “Item 4. Information on the Company — Business of JX Holdings — Material Commitments for Capital Expenditures.” Net cash provided by financing activities for the fiscal year ended March 31, 2010 was ¥32.2 billion, whereas net cash of ¥152.6 billion was used in the previous fiscal year. This primarily reflected an increase in short-term borrowings and commercial paper, net, from a cash outflow of ¥153.5 billion in fiscal year ended March 31, 2009 to a cash inflow of ¥31.2 billion in the fiscal year end March 31, 2010. Nippon Mining increased borrowings because it determined that more funds were needed for its daily operations owing to the rise in prices for crude oil and metals.
Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008
     Net cash provided by operating activities for the fiscal year ended March 31, 2009 increased ¥215.9 billion to ¥281.0 billion. The increase was attributable mainly to increased cash flow from a decrease in inventories of ¥299.4 billion and a decrease in accounts receivable of ¥275.7 billion, which was partially offset by a decrease in accounts payable of ¥144.9 billion. Lower market demand for oil and metal products during the fiscal year ended March 31, 2009, caused primarily by the economic downturn and a decline in crude oil prices during the latter part of the year, resulted in the reduction of sales and related accounts receivable at the fiscal year ended March 31, 2009 when compared to March 31, 2008. This had an effect on inventory and accounts payable, as lower demand led Nippon Mining to reduce its purchases of oil and metal raw materials, resulting in lower levels of inventory on hand and lower accounts payable, which was further affected by the decrease in crude oil prices during the latter part of the fiscal year.
     Net cash used in investing activities during the fiscal year ended March 31, 2009 totaled ¥75.6 billion, compared to ¥114.4 billion of net cash used in investing activities in the previous fiscal year. The decrease in investing activities primarily stems from the relative higher level of capital expenditures during fiscal year ended March 31, 2008 of ¥105.7 billion compared to ¥74.9 billion in the fiscal year ended March 31, 2009. This decrease was primarily due to the completion of certain projects in 2008 and management’s decision in 2009 to delay certain other projects due to the economic downturn. Capital expenditures for the fiscal year ended March 31, 2009 primarily related to replacing refinery facilities and replacing and renovating service station facilities in the petroleum business, and in the metals business, replacing and renovating smelting and refining facilities, new investments in environmental and recycling operations, and expenditures to boost the competitiveness of Nippon Mining’s electronic materials.
     Net cash used in financing activities for the fiscal year ended March 31, 2009 totaled ¥152.6 billion, whereas financing activities provided net cash of ¥67.3 billion the previous fiscal year. This principally reflected the decrease in short-term borrowings and commercial paper from a cash inflow of ¥92.5 billion in the fiscal year ended March 31, 2008 to a cash outflow of ¥153.5 billion in the fiscal year ended March 31, 2009. Nippon Mining decreased borrowings because it determined that less funds were needed for its daily operations owing to the declines in prices for crude oil and metals as explained above.

     As a result, cash and cash equivalents at the end of the fiscal year ended March 31, 2009 amounted to ¥113.9 billion, an increase of ¥48.8 billion from ¥65.2 billion at the fiscal year ended March 31, 2008.
Dividends
     Nippon Mining declared an interim dividend of ¥7.5 per share and a ¥7.5 year-end dividend per share for the fiscal year ended March 31, 2010. This represented an overall increase of ¥1 per share compared to the fiscal year ended March 31, 2009. Nippon Mining paid dividends for the fiscal year ended March 31, 2010 totaling ¥13.9 billion.
     Nippon Mining paid an ¥8 interim dividend per share and a ¥6 year-end dividend per share for the fiscal year ended March 31, 2009. This represented an overall decrease of ¥2 per share compared to the fiscal year ended March 31, 2008, when the interim dividend was ¥8 per share and the year-end dividend was ¥8 per share. Nippon Mining paid dividends for the fiscal year ended March 31, 2009 totaling ¥13.0 billion.
     For more information related to dividends of Nippon Mining, see “Item 3. Key Information — Selected Historical Financial Data of Nippon Oil” and “Item 8. Financial Information — Dividend Policy.”
Liquidity and Capital Resources
     Nippon Mining’s principal sources of funds in recent periods have been borrowings from financial institutions, the issuance of bonds, operating activities and proceeds from its investment portfolio. In the fiscal year ended March 31, 2010, Nippon Mining financed its operations principally from cash reserves and increased borrowings.
     Nippon Mining seeks to manage its liquidity and capital resources to provide adequate funds for current and future financial obligations. As of March 31, 2010, Nippon Mining also had unused committed credit lines of ¥105 billion available for borrowing.
     Nippon Mining requires substantial funds for debt service, working capital, payment of dividends, stock repurchases and capital expenditures.
Liquidity
     As of March 31, 2010, Nippon Mining’s working capital surplus, defined as the excess of current assets over current liabilities, was ¥58.7 billion, compared to ¥24.4 billion as of March 31, 2009. The increase was due mainly to an increase in trade accounts receivable, net and in inventories, as well as increases in trade accounts payable, short-term borrowings and the current portion of long-term debt. Accounts receivable increased by ¥113.5 billion and inventories increased by ¥108.0 billion, due primarily to the rise in prices for crude oil. Cash and cash equivalents decreased ¥26.8 billion and other current assets decreased ¥20.0 billion.
     As of March 31, 2009, Nippon Mining’s working capital surplus, defined as the excess of current assets over current liabilities, was ¥24.4 billion, a decrease of ¥80.4 billion, or 76.7%, as compared to March 31, 2008. The decrease was due primarily to declines in inventories and accounts receivable, which were partially offset by a decline in trade accounts payable and in short-term borrowings. This was primarily due to the ¥158.6 billion decrease in short-term borrowings and commercial paper and a decrease in accounts receivables of ¥188.6 billion and in inventories of ¥236.6 billion. The decline in oil prices resulted in less cash required via short-term borrowings and commercial paper for oil purchases, which also had the effect of decreasing accounts receivables. Similarly, the value of Nippon Mining’s inventory decreased in line with the decline in oil prices.
     In June 2009, Nippon Mining renewed its committed credit facility totaling ¥105 billion with a group of Japanese banks. Nippon Mining currently has not drawn down any outstanding balances on this credit facility. Cash and cash equivalents, together with a committed credit facility available to Nippon Mining, were ¥192.2 billion as of March 31, 2010. This is equivalent to 0.84 times the average monthly revenues for the fiscal year ended March 31, 2010. Nippon Mining may lose access to credit under its committed credit facilities in the event that it fails to maintain its credit ratings or net assets at or above specified thresholds. As of March 31, 2010, Nippon Mining was not in violation of any of these covenants, nor does it expect to be in violation in the near future.

     Nippon Mining believes that funds generated internally from operations, borrowings from financial institutions and proceeds from issuances of unsecured bonds will be sufficient to meet its cash requirements, including debt service, working capital, payment of dividends, stock repurchases and capital expenditures, for at least the next twelve months. However, there can be no assurance that Nippon Mining will have access to financing on the terms or in the amounts that it may require in the future.
Borrowings
     Nippon Mining finances some of its capital requirements with the proceeds of short-term borrowings and long-term debt. As of March 31, 2010, the balance of Nippon Mining’s total indebtedness was ¥784.4 billion, an increase of ¥50.5 billion, or 6.9%, from March 31, 2009. The change was primarily due to an increase in short-term borrowings and commercial paper due to higher working capital requirements in line with the increase in prices for crude oil and copper towards the end of the fiscal year as compared to the prior fiscal year. Conversely, in the fiscal year ended March 31, 2009, lower working capital requirements, in line with lower prices for crude oil, resulted in a ¥132.5 billion, or 15.3%, decrease of total indebtedness from ¥866.5 billion as of March 31, 2008. The change was due primarily to a decrease in short-term borrowings.
     Some bank loan agreements provide that Nippon Mining is required to obtain the consent of lenders before effecting any merger or any increase or decrease of its capital, issuing any bonds or selling or transferring any part of its business. As is typical in the Japanese market, loan agreements relating to short-term and long-term debt from Japanese financial institutions provide that Nippon Mining may be required to pledge its assets as collateral against these borrowings upon request by its lenders if it is reasonably necessary for them to secure their claims. Nippon Mining has not been refused any consents nor received any requests of these kinds from its lenders. In general, there are no restrictions on use of borrowings.
     Long-term Debt
     Nippon Mining’s long-term debt consists primarily of loans from financial institutions bearing interest at market rates. Its long-term debt also includes bonds denominated in Japanese yen that generally have maturities of four to nine years. Generally, Nippon Mining’s long-term loans have a maturity of two to ten years, and accrue interest on a fixed-rate basis. As of March 31, 2010, the weighted-average rate of Nippon Mining’s long-term loans from banks was 1.53%. As of March 31, 2009, the weighted-average rate of Nippon Mining’s long-term loans from banks was 1.59%. As is customary in Japan, bank loans are made under general agreements which provide that under certain circumstances, security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default.
     Nippon Mining’s long-term debt as of March 31, 2010 and 2009 was comprised of the following:

	March 31,
	2010	2009
	(Millions of yen)
Unsecured bonds, due through June 2018 at interest rates ranging from 1.37% to 2.32%	¥35,000	¥35,000
Loans from banks, life insurance companies and government agencies, due through March 2019 at interest rates ranging from 0.53% to 5.67%
Secured	29,994	45,627
Unsecured	307,153	270,139
Financing obligation associated with the sale and leaseback of the headquarters property secured	47,114	48,995
Capital lease obligations	18,725	20,876

	437,986	420,637
Less current portion	(81,860)	(45,612)

Total	¥356,126	¥375,025

     As of March 31, 2010, Nippon Mining’s secured loans were secured by certain assets with a net book value of ¥185.4 billion.
     Short-Term Borrowings
     Nippon Mining’s short-term borrowings are principally unsecured and generally represent bank overdrafts and commercial paper. The weighted-average interest rate for Nippon Mining’s short-term borrowings was 0.6% and 0.9% for the fiscal years ended March 31, 2010 and 2009, respectively. The balance of Nippon Mining’s short-term borrowings, including the current portion of long-term debt, was ¥428.3 billion as of March 31, 2010, representing 54.6% of total debt on the same date. The balance of Nippon Mining’s short-term borrowings, including the current portion of long-term debt, was ¥358.9 billion as of March 31, 2009, representing 48.9% of total debt on the same date.
Debt Servicing
     Net proceeds of long-term debt amounted to ¥14.2, ¥23.8 billion and ¥6.9 billion in the fiscal years ended March 31, 2010, 2009 and 2008, respectively. As of March 31, 2010 and 2009, total annual maturities of long-term debt, including the current portion, amounted to ¥438.0 billion and ¥420.6 billion, respectively.
Working Capital
     Nippon Mining’s working capital needs are primarily for operating expenses, including research and development, manufacturing expenses, employee expenses, advertising, rent, and property, building and equipment maintenance. Nippon Mining leases machinery and other equipment principally pursuant to capital lease transactions. Total future minimum lease payments under such leases as of March 31, 2010 were approximately ¥4.1 billion within one year and ¥14.9 billion for over one year.
Payment of Dividends
     Payments of dividends require cash outlays, which may fluctuate in accordance with Nippon Mining’s results of operation and financial conditions. In the fiscal year ended March 31, 2010, Nippon Mining paid total dividends of ¥13.5 per share, for aggregate payments of ¥12.5 billion. In the fiscal year ended March 31, 2009, it paid total dividends of ¥16 per share, for aggregate payments of ¥14.8 billion, and in the fiscal year ended March 31, 2008, and it paid total dividends of ¥16 per share, for aggregate payments of ¥14.8 billion.
Research and Development
     Nippon Mining engages in various research and development activities relating to fuel cell systems, petrochemicals, mining technologies, electronic materials, recycling metal resources and other technologies. See “Item 4 — Information on the Company — Business of Nippon Mining — Research and Development.”
     Nippon Mining’s research and development costs were ¥11.5 billion, ¥13.2 billion and ¥11.8 billion in the fiscal years ended March 31, 2010, 2009 and 2008, respectively.
Impact of Foreign Currency Fluctuations
     Some portion of Nippon Mining’s business is conducted in currencies other than Japanese yen, primarily in U.S. dollars, and mainly in connection with its resource development activities in the petroleum business and copper smelting and refining operations in the metals business. Overseas sales accounted for approximately ¥569.8 billion of total revenues, or 20.8%, approximately ¥678.1 billion of total revenues, or 19.4%, and approximately ¥660.6 billion, or 17.4% of total revenues for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.
     A portion of Nippon Mining’s receipts and payments arise from business transactions denominated in foreign currencies, and it also has substantial assets and liabilities denominated in foreign currencies. Consequently, fluctuations in foreign exchange rates may affect the value of assets, liabilities, receipts and payments when converted into Japanese yen. In addition, fluctuations in foreign exchange rates may also have a material impact when the financial statements of overseas consolidated subsidiaries or affiliated companies accounted for by the equity method are converted into Japanese yen.
     Nippon Mining uses derivatives, primarily foreign exchange forward contracts with terms ranging up to 12 months to reduce its exposure to movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. The aggregate notional amounts of derivative financial instruments outstanding as of March 31, 2010, 2009 and 2008 were as follows:

	March 31,
	2010	2009	2008
	(Billions of yen)
Notional amounts of derivative financial instruments outstanding:
Foreign exchange	¥192.0	¥145.9	¥234.3
Commodity	109.3	165.7	194.0
Interest rate	141.5	141.2	147.1

Total	¥442.8	¥452.8	¥575.4

Off-Balance Sheet Arrangements
     Nippon Mining provides guarantees in relation to certain obligations of its employees, affiliates and other companies. Guarantees provided to employees relate mainly to mortgage loans with contract periods of one month to 22 years. Guarantees provided to the affiliates and other companies relate mainly to project financing arrangements as well as borrowings used to finance their working capital, with contract periods ranging from three months to five years. Nippon Mining is liable for making payments on behalf of the guaranteed parties in the event they fail to fulfill their obligations under the contracts. Nippon Mining was exposed to maximum potential future payments of ¥6.6 billion and ¥5.8 billion as of March 31, 2010 and 2009, respectively. The carrying amounts of the liability for Nippon Mining’s obligation under these guarantees were immaterial as of March 31, 2010 and 2009.
Contractual Obligations
     As of March 31, 2010, Nippon Mining’s contractual obligations were as follows:

	Payments Due by Period
Contractual Obligation	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(Millions of yen)
Long-term debt obligations	¥419,262	¥77,712	¥140,861	¥125,731	¥74,958
Capital lease obligations(1)	19,085	4,148	5,644	3,213	6,080
Operating lease obligations(1)	26,130	3,004	5,111	4,041	13,974
Purchase obligations(2)(3)	1,734,765	865,493	508,875	264,508	95,889

Total	¥2,199,242	¥950,357	¥660,491	¥397,493	¥190,901

(1)	Nippon Mining leases buildings, machinery, equipment and software licenses pursuant to capital lease and operating lease transactions.

(2)	A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transactions. Nippon Mining has various obligations to purchase in the ordinary course of business, mainly related to the acquisition of copper concentrate, crude oil and refined products. Other not significant purchase obligations relate to transportation and distribution services; properties, plants and equipment; and utilities such as electricity and industrial water. Most of Nippon Mining’s purchase obligations are based on market prices or formulas based on market prices and generally include fixed or minimum volume requirements. The purchase obligation amounts in the table above are based on the minimum quantities to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts to be paid may vary significantly from the amounts presented.

(3)	Purchase obligations of ¥66,244 million within one year and ¥66,243 million within one to three years pertain to obligations to purchase copper from Nippon Mining’s equity method affiliate, Minera Los Pelambres.

TREND INFORMATION RELATING TO THE OIL INDUSTRY
Crude Oil and Gasoline
     The cost of crude oil is the most significant factor that affected cost of sales in Nippon Oil’s business, one of the most significant factors that affected Nippon Mining’s business, and is the most significant factor affecting costs of sales in JX Holdings’ business, particularly affecting their refined petroleum products businesses. See “Item 5. Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nippon Oil — Factors Affecting Nippon Oil’s Financial Results — Cost and Expenses” and “Item 5. Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nippon Mining — Factors Affecting Nippon Mining’s Financial Results — Cost and Expenses.” The cost of crude oil also indirectly affects the cost of sales in the petrochemical business as Nippon Oil and Nippon Mining each produced, and JX Holdings produces, a substantial portion of naphtha used in producing their petrochemicals. Nippon Oil and Nippon Mining each purchased, and JX Holdings purchases, crude oil from suppliers, mainly in the Middle East. A substantial majority of the crude oil procured is purchased through contracts, which typically have terms of one year subject to automatic renewal, at prices set by a formula based on spot market prices for Dubai crude oil. Therefore, the Dubai crude oil price was the most important benchmark for the crude oil purchased by Nippon Oil and Nippon Mining in each of their refined petroleum products businesses, and is the most important crude oil benchmark for JX Holdings. The remainder of crude oil procured is purchased on the spot market.
     Crude oil prices also affected the oil and natural gas exploration and production business of Nippon Oil and Nippon Mining, and similarly affect the business of JX Holdings. Nippon Oil and Nippon Mining sold their crude oil and natural gas at prices linked to the regional spot market price benchmarks used in the region in which they produce crude oil and natural gas, and JX Holdings does the same. Regional spot market price benchmarks that were applicable to Nippon Oil’s production include Dubai for Asia, Western Texas Intermediate (“WTI”) for the United States and Brent for Europe, and the regional spot market price benchmark applicable to Nippon Mining’s production primarily was Dubai. Therefore, increase in the crude oil spot market price had a positive effect on Nippon Oil’s and Nippon Mining’s oil and natural gas exploration and production business, which partially offset the increase in cost of sales of crude oil purchases in the refined petroleum product and petrochemical businesses.
     The price of crude oil has fluctuated historically and has been extremely volatile. During the fiscal year ended March 31, 2010, Dubai crude oil prices gradually trended higher, rising from approximately $47 per barrel at the start of the fiscal year to approximately $79 per barrel at the end of the fiscal year. During the fiscal year ended March 31, 2009, Dubai crude oil reached a historical high of approximately $140 per barrel in July 2008, followed by a sharp decline and ended at approximately $47 per barrel at the end of the fiscal year. The average price for Dubai crude oil was $69.6 per barrel for the fiscal year ended March 31, 2010, compared to $81.8 per barrel for the fiscal year ended March 31, 2009 and $77.4 per barrel for the fiscal year ended March 31, 2008.
     The following graph sets forth, for the past five fiscal years, the daily closing market price of Dubai, WTI and Brent crude oil:

Source: Bloomberg

     The following table sets forth, for the periods indicated, the average price per kiloliter of crude oil imported into Japan, and industry averages for the retail price per liter of gasoline in Japan. The figures shown are statistical averages and do not necessarily reflect prices for crude oil paid by Nippon Oil, Nippon Mining and JX Holdings, the sales prices of gasoline sales by Nippon Oil, Nippon Mining and JX Holdings to independent owners in their service station networks or retail gasoline prices charged by Nippon Oil, Nippon Mining and JX Holdings during the periods indicated.

	Average retail
	price of regular	Average price
	gasoline in Japan	of crude oil
	per liter(1)	per kiloliter(2)
Fiscal Year Ended/Ending March 31,	(Japanese yen)
2009:
April 2008	¥131	¥64,007
May 2008	160	70,631
June 2008	173	80,627
July 2008	182	88,547
August 2008	185	91,973
September 2008	174	82,205
October 2008	163	67,013
November 2008	136	45,392
December 2008	118	32,432
January 2009	106	24,622
February 2009	109	25,638
March 2009	112	26,898
2010:
April 2009	114	29,473
May 2009	117	32,153
June 2009	121	35,906
July 2009	125	41,814
August 2009	126	40,616
September 2009	129	42,726
October 2009	129	39,723
November 2009	127	42,608
December 2009	127	44,151
January 2010	126	44,756
February 2010	129	44,736
March 2010	130	43,316
2011:
April 2010	133	46,449
May 2010	139	49,714

(1)	Source for gasoline prices: The Oil Information Center. Prices shown include gasoline tax.

(2)	Source for crude oil prices: Trade Statistics of Japan.
Outlook
     JX Holdings expects domestic demand for refined petroleum products to continue to decline in the fiscal year ending March 31, 2011, reflecting the continued global economic downturn and a shift in consumer demand towards products that utilize other energy sources. Crude oil prices gradually increased from April 2009 through March 2010, but the average price of crude oil for the fiscal year ended March 31, 2010 was lower than the average price for the fiscal year ended March 31, 2009. JX Holdings expects the average price per barrel of crude oil to be slightly higher for the fiscal year ending March 31, 2011.

Item 6.	Directors, Senior Management and Employees
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
     The current directors and corporate auditors of JX Holdings assumed their respective positions when JX Holdings was formed on April 1, 2010. They were elected by Nippon Oil and Nippon Mining shareholders at the extraordinary general meetings of shareholders of Nippon Oil and Nippon Mining that were held on January 27, 2010 to approve the joint share transfer. The term of office for each of the directors and corporate auditors of JX Holdings will expire at the close of the ordinary general meeting of shareholders to be convened in June 2011 and June 2014, respectively.
     The following table shows information about the directors and corporate auditors of JX Holdings as of July 7, 2010:

			Number of Shares
			Owned as of July 7,	Percentage
Name	Position	Date of Birth	2010	Ownership
Shinji Nishio	Representative Director and Chairman of the Board	October 23, 1940	112,350	*
Mitsunori Takahagi	Representative Director and President	December 3, 1940	153,770	*
Shigeo Hirai	Director, Executive Vice President	May 30, 1948	65,270	*
Kiyonobu Sugiuchi	Director, Senior Vice President	May 16, 1949	62,270	*
Yukio Yamagata	Director, Senior Vice President	September 20, 1949	25,171	*
Kazuo Kagami	Director, Senior Vice President	December 4, 1951	38,705	*
Ichiro Uchijima	Director, Senior Vice President	February 9, 1952	24,000	*
Junichi Kawada	Director, Senior Vice President	September 26, 1955	14,980	*
Yasushi Kimura	Director (Part-time) and President of JX Nippon Oil & Energy Corporation	February 28, 1948	46,010	*
Isao Matsushita	Director (Part-time) and Executive Vice President of JX Nippon Oil & Energy Corporation	April 3, 1947	89,500	*
Makoto Koseki	Director (Part-time) and President of JX Nippon Oil & Gas Exploration Corporation	July 23, 1946	36,380	*
Masanori Okada	Director (Part-time) and President of JX Nippon Mining & Metals Corporation	September 27, 1946	80,000	*
Etsuhiko Shoyama	Outside Director	March 9, 1936	10,500	*
Juichi Takamura	Outside Director	January 24, 1938	12,500	*
Masahiro Sakata	Outside Director	September 20, 1943	2,140	*
Hiroshi Komiyama	Outside Director	December 15, 1944	10,700	*
Fumio Ito	Standing Corporate Auditor	January 5, 1949	57,270	*
Hideo Tabuchi	Standing Corporate Auditor	April 16, 1950	26,750	*

*	Shares held represent less than 1% of the total number of outstanding shares of common stock of JX Holdings.
     Shinji Nishio joined Nippon Oil in April 1964 and was elected to the board of directors in June 1995. Mr. Nishio has served in various positions within Nippon Oil including Director and Comptroller and Managing Director. At Nippon Oil, Mr. Nishio was appointed as a Representative Director and Executive Vice President in 2002 before being appointed to President in June 2005. Since April 2010, Mr. Nishio has served as Representative Director and Chairman of the Board of JX Holdings.
     Mitsunori Takahagi joined Nippon Mining in April 1964 and was elected to its Board of Directors in June 1994. From such time, Mr. Takahagi served in various positions at Nippon Mining, including as the head of Japan Energy from April 2003 through June 2006. Mr. Takahagi was elected to Nippon Mining’s board of directors in September 2002 and appointed President and Chief Executive Officer in June 2006. Since April 2010, Mr. Takahagi has served as Representative Director, President and Executive Officer of JX Holdings.
     Shigeo Hirai joined Nippon Oil in April 1971 and was elected to the board of directors in June 2002. At Nippon Oil, Mr. Hirai became a Senior Vice President and Executive Director of Corporate Management Division I in June 2005. Since April 2010, Mr. Hirai has served as Director and Executive Vice President of JX Holdings.
     Kiyonobu Sugiuchi joined Nippon Mining in April 1973 and served in various positions within Nippon Mining before his election to the board of directors in June 2004. At Nippon Mining, Mr. Sugiuchi became Managing Director in June 2007, and is currently in charge of various departments, including Finance, IR, Planning & Management Group and Internal Control Promotion. Since April 2010, Mr. Sugiuchi has served as Director and Senior Executive Officer of JX Holdings.
     Yukio Yamagata joined Nippon Oil in April 1972, was appointed Executive Officer of Nippon Oil in June 2004 and became President and Representative Director of Nippon Oil Business Services Co., Ltd. in June 2006. At Nippon Oil, Mr. Yamagata was appointed Senior Vice President and Executive Director of the Corporate Management Division II in April 2008 and was elected to the board of directors in June 2008. Since April 2010, Mr. Yamagata has served as Director and Managing Executive Officer of JX Holdings.
     Kazuo Kagami joined Nippon Mining in April 1975. Mr. Kagami has held various positions in Nippon Mining & Metals until he was appointed to the board of directors in June 2009. At Nippon Mining, Mr. Kagami was also placed in charge of general affairs at General Administration Group and appointed Secretary-General of the Nippon Mining Management College in June 2009. Since April 2010, Mr. Kagami has served as Director and Managing Executive Officer of JX Holdings.
     Ichiro Uchijima joined Japan Energy in April 1976. In April 2004, Mr. Uchijima became a manager of its Corporate Planning Department. Mr. Uchijima was appointed to supervisor of Japan Energy’s Corporate Planning and Finance & Control departments in April 2007, and as an Executive Corporate Officer in April 2008. Since April 2010, Mr. Uchijima has served as Director and Managing Executive Officer of JX Holdings.
     Junichi Kawada joined Nippon Oil in April 1978 and was appointed Executive Officer in June 2007. At Nippon Oil, Mr. Kawada was appointed General Manager of the General Administration Department in the Corporate Management Division II in June 2004. Since April 2010, Mr. Kawada has served as Director and Managing Executive Officer of JX Holdings.
     Yasushi Kimura joined Nippon Oil in April 1970, was elected to the board of directors in June 2002 and has served in the Kyushu Branch Office as well as in the Lubricants & Specialties Business Division. At Nippon Oil, Mr. Kimura became a Senior Vice President and Executive Director of the Energy Solution Division in June 2007. Since April 2010, Mr. Kimura has served as part-time Director of JX Holdings and President of JX Nippon Oil & Energy Corporation.
     Isao Matsushita joined Nippon Mining in April 1970. Mr. Matsushita became a member of board of directors in June 2006 and also appointed President and Representative Director of Japan Energy that month. Mr. Matsushita has also served as Representative Director of Japan Energy Development since June 2007. Since April 2010, Mr. Matsushita has served as part-time Director of JX Holdings and Executive Vice President of JX Nippon Oil & Energy Corporation.
     Makoto Koseki joined Nippon Oil in April 1969 and was elected to the board of directors in June 2002 and became an Executive Officer in June 2004. Mr. Koseki has served as President and Representative Director of Nippon Oil Exploration Limited since March 2008. Since April 2010, Mr. Koseki has served as part-time Director of JX Holdings and President of JX Nippon Oil & Gas Exploration Corporation.
     Masanori Okada joined Nippon Mining in April 1970. Mr. Okada has held various positions in Nippon Mining, including at the electronic materials group. At Nippon Mining, Mr. Okada was appointed to the board of directors in September 2002. Mr. Okada also has served as Director of Japan Energy September 2002 and President and Chief

Executive Officer of Nippon Mining & Metals since June 2005. Since April 2010, Mr. Okada has served as part-time Director of JX Holdings and President of JX Nippon Mining & Metals Corporation.
     Etsuhiko Shoyama has served in various positions and is currently Advisor at Hitachi, Ltd. Mr. Shoyama became an Outside Director of Nippon Mining in June 2007. Since April 2010, Mr. Shoyama has served as Outside Director of JX Holdings.
     Juichi Takamura was elected as an Outside Director of Nippon Mining in June 2008. Mr. Takamura has taught at various universities and is currently Professor Emeritus at Musashino University. Since April 2010, Mr. Takamura has served as Outside Director of JX Holdings.
     Masahiro Sakata joined Nippon Oil in June 2008 as a Corporate Auditor. Mr. Sakata also currently serves as an independent auditor at Tokio Marine & Nichido Fire Insurance Co., Ltd. and at The Nishi-Nippon City Bank Ltd. Mr. Sakata is an attorney-at-law and a former Director-General of Cabinet Legislation Bureau. Since April 2010, Mr. Sakata has served as Outside Director of JX Holdings.
     Hiroshi Komiyama joined Nippon Oil in June 2009 as an Outside Director. Mr. Komiyama also currently serves as Chairman of Mitsubishi Research Institute, Inc. Mr. Komiyama is a former President of the University of Tokyo. Since April 2010, Mr. Komiyama has served as Outside Director of JX Holdings.
     Fumio Ito joined Nippon Mining in April 1971 and was elected to the board of directors in September 2002 and further appointed to Managing Director in June 2007. At Nippon Mining, Mr. Ito is in charge of audit at the Auditing Group, legal affairs at the General Administration Group, and the Internal Control Promotion Department. Since April 2010, Mr. Ito has served as Standing Corporate Auditor of JX Holdings.
     Hideo Tabuchi joined Nippon Oil in April 1974 and has served in various departments including Investor Relations and Corporate Social Responsibility. At Nippon Oil, Mr. Tabuchi was elected to the board of directors in June 2007 and was appointed Standing Corporate Auditor in June 2008. Since April 2010, Mr. Tabuchi has served as Standing Corporate Auditor of JX Holdings.
     As of July 7, 2010, individuals listed in the table above owned, in the aggregate, less than 1% of the aggregate amount of outstanding shares of JX Holdings common stock. None of the individuals listed above hold options in JX Holdings.
Director Compensation
     The aggregate compensation of JX Holdings’ directors will be determined by its general meeting of shareholders; however, JX Holdings’ articles of incorporation provide that the aggregate compensation of JX Holdings’ initial directors will not exceed ¥1.1 billion per fiscal year, excluding compensation that may be paid to them in their capacity as officers if they concurrently hold such positions. Directors are not covered by JX Holdings’ retirement program.
     JX Holdings has neither a remuneration committee nor an audit committee.
Employees
     As of March 31, 2010, Nippon Oil had 13,855 employees, approximately half of whom were members of labor unions. As of that date, 13,110 employees were located in Japan and 745 employees were located overseas. Nippon Oil considers its labor relations to be good.
     In addition to full-time employees, Nippon Oil employs a number of temporary and part-time employees. In the fiscal year ended March 31, 2010, Nippon Oil employed an average of 5,387 temporary and part-time employees.
     As of March 31, 2010, Nippon Mining had 10,873 employees, excluding contract and temporary employees, on a consolidated basis, of whom 8,738 were employed in Japan. As of that date, approximately 45.5% were members of labor unions. Nippon Mining considers its labor relations to be good.
     In addition to full-time employees, Nippon Mining employs a number of temporary and part-time employees. In the fiscal year ended March 31, 2010, Nippon Mining employed an average of 4,219 temporary and part-time employees.

Item 7.	Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
     Based on the information regarding the ten largest shareholders of record of each of Nippon Oil and Nippon Mining as of March 31, 2010, the following are the holders of 5% or more of JX Holdings’ common stock as of April 1, 2010, the date of formation of JX Holdings. The number of shares held by each shareholder as of April 1, 2010 was calculated by multiplying the number of Nippon Oil shares and Nippon Mining shares as of March 31, 2010 by the applicable share exchange ratio.

	Number of Shares	Percentage of Total Shares
Name	(Thousands of shares)	Outstanding
Japan Trustee Services Bank, Ltd. (Trust Unit)	168,687	6.81%
The Master Trust Bank of Japan, Ltd. (Trust Unit)	158,661	6.40%
     As of April 1, 2010, JX Holdings had 183,166 shareholders of record. This number included 182,106 Japanese record holders, who held 70.94% of the shares in the aggregate and 184 U.S. record holders, who held 11.05% of the shares in the aggregate.
     None of the shareholders listed above has voting rights that are different from voting rights of other shareholders of JX Holdings. JX Holdings is not aware of any arrangements that may result in a change of control of it.
RELATED PARTY TRANSACTIONS
     To the knowledge of JX Holdings, as of April 1, 2010, no person was the beneficial owner of more than 10% of any class of its shares which might give that person significant influence over JX Holdings. In addition, JX Holdings is not directly or indirectly owned or controlled by, or under common control with, any enterprise.
     When conducting its business operations throughout the world, JX Holdings has alliances with leading partner companies in Japan and overseas, including companies in the field of natural resources, such as energy and non-ferrous materials. In addition to investing in, or providing loans to, associated companies where JX Holdings is a minority shareholder, JX Holdings conducts selling and purchasing transactions of various products on a recurring basis with such associated companies. JX Holdings, Nippon Oil and Nippon Mining have trade accounts and other receivables by, and accounts payable to, equity-method affiliates and firms with which certain members of JX Holdings’, Nippon Oil’s or Nippon Mining’s board of directors are or were affiliated. JX Holdings believes it conducts business with these companies in the normal course and on terms equivalent to those that would exist if JX Holdings or its key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to JX Holdings or, to its knowledge, to the other party.
     Since April 1, 2009, there have been no transactions or outstanding loans, including guarantees of any kind, and there are none currently proposed, that are material to JX Holdings, or were material to Nippon Oil or Nippon Mining, or to JX Holdings’ knowledge, to the other party, between JX Holdings, Nippon Oil or Nippon Mining and any (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, JX Holdings, Nippon Oil or Nippon Mining; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over JX Holdings, Nippon Oil or Nippon Mining, and close members of any such individual's family; (iv) key management personnel, including directors and senior management of companies and close members of such individuals' families; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence.
     There are no outstanding loans (including guarantees of any kind) made by JX Holdings, Nippon Oil or Nippon Mining or and of their respective subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the paragraph above.

Item 8.	Financial Information
Financial Statements
     All relevant financial statements are attached hereto. See “Item 18. Financial Statements.”
Export Sales
     Sales to overseas customers accounted for approximately ¥625.2 billion, or 12.6% of Nippon Oil’s total revenues, and approximately ¥569.8 billion, or 20.8% of Nippon Mining’s total revenues, for the fiscal year ended March 31, 2010.
Legal Proceedings
     On February 14, 2007, in connection with bids to supply refined petroleum products to the Defense Agency of Japan between April 1995 and November 1998, the Japan Fair Trade Commission ruled that 11 oil companies, including Nippon Oil, engaged in improper bidding practices and ordered to cease and desist from engaging in such practices for jet fuel. On March 15, 2007, Nippon Oil and two other oil companies filed a lawsuit in the Tokyo High Court to challenge the ruling. The Tokyo High Court dismissed the claim on April 24, 2009. Nippon Oil has determined not to appeal this dismissal.
     In addition, in connection with the bids mentioned above, the Japan Fair Trade Commission ordered Nippon Oil to pay surcharges in the amount of approximately ¥2.2 billion. On February 14, 2008, Nippon Oil challenged the order and requested a proceeding by the Japan Fair Trade Commission, and the proceeding is currently ongoing.
     Other than the above, there are no pending material legal proceedings to which JX Holdings is a party or of which any of its property is the subject.
Dividend Policy
     JX Holdings expects to redistribute profits by reflecting consolidated business results while striving to maintain stable dividends. JX Holdings has not paid or declared any dividends on shares of its common stock since its formation on April 1, 2010.
     As a holding company, JX Holdings’ ability to pay dividends in the future will depend primarily on its receipt of sufficient funds from its three principal operating subsidiaries. In addition, under the Companies Act, JX Holdings cannot declare or pay dividends unless it meets specified financial criteria on a “parent-only” basis. Generally, it will be permitted to pay dividends only if it has retained earnings on a non-consolidated balance sheet basis as of the end of the preceding fiscal year. See Item 3 and Item 10.
Significant Changes
     None.

Item 9.	The Offer and Listing
Comparative Per Share Market Price Data
     JX Holdings’ common stock is listed on the First Sections of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange. Trading of its shares began on April 1, 2010.
     The following table sets forth, for the periods indicated, the reported high and low sales prices per share of JX Holdings’ common stock and on the First Section of the Tokyo Stock Exchange. The following table also sets forth, for the periods indicated, the average daily trading volume of JX Holdings’ common stock on the First Section of the Tokyo Stock Exchange.

	Price per Share		Average Daily
	High	Low	Trading Volume
Fiscal Year Ending March 31, 2011:
First quarter	¥559	¥431	14,027,059
April 2010	559	439	20,087,786
May 2010	544	461	12,696,600
June 2010	515	431	9,517,659
Second quarter
July 2010 (through July 7)	460	422	8,705,620

	Nippon Oil’s Common Stock			Nippon Mining’s Common Stock
			Average daily			Average daily
			trading			trading
	Price per share		volume	Price per share		volume
	High	Low		High	Low
Fiscal Year Ended March 31,
2006	1,082	687	6,340,785	1,024	565	4,926,811
2007	984	749	6,940,256	1,162	753	7,002,415
2008	1,202	610	7,840,833	1,286	498	6,402,433
2009	841	308	7,864,094	731	211	6,928,412
First quarter	841	616	7,463,484	731	526	6,189,379
Second quarter	742	506	6,851,984	699	414	6,068,627
Third quarter	556	308	9,157,033	429	211	8,283,557
Fourth quarter	543	357	8,171,949	452	295	7,399,093
2010	618	355	7,425,715	589	324	6,154,761
First quarter	618	473	6,996,197	589	394	7,512,898
Second quarter	570	476	5,531,597	508	407	4,904,790
Third quarter	508	355	8,582,459	451	324	5,519,533
Fourth quarter	539	413	8,685,621	461	380	6,020,570
January 2010	468	415	8,796,000	433	385	5,954,947
February 2010	485	413	9,775,947	450	380	5,958,711
March 2010	539	460	7,544,950	461	427	6,148,053

Item 10.	Additional Information
MEMORANDUM AND ARTICLES OF INCORPORATION
     The objects and purposes of JX Holdings, as provided in Article 2 of its Articles of Incorporation, shall be, by means of holding shares, to manage and control companies engaged in the following businesses and to conduct any other business incidental to such purpose:
     (1) To explore, develop, recover, refine, process, store, purchase and sell and transport petroleum, natural gas and other energy resources and by-products thereof;
     (2) To manufacture, process, purchase and sell petrochemical products and other chemical products;
     (3) To supply electricity;
     (4) To develop, manufacture, purchase and sell fuel cells, solar cells, electric storage devices, cogeneration systems and other distributed energy systems;
     (5) To develop, manufacture, purchase and sell biotechnology-related products;
     (6) To purchase and sell automobiles and automotive supplies and to service and repair automobiles;
     (7) To explore, develop, recover, refine, process, store, purchase and sell and transport metal and other mineral resources and by-products thereof;
     (8) To process metal and to manufacture, purchase and sell electronic materials and the raw materials thereof;
     (9) To engage in the resource recycling business, soil cleanup business and waste disposal business;
     (10) To purchase and sell and lease, whether as lessor or lessee or both, real estate and to act as intermediaries or administrators of real estate;
     (11) To engage in the financing business and to act as casualty insurance agent and life insurance broker;
     (12) To undertake development, sales and purchase, lease and operation of computer systems and software, and to provide information services;
     (13) To contract combined and facility engineering work;
     (14) To engage in the transportation business;
     (15) To manufacture, purchase and sell general machinery and instruments, electrical machinery and instruments, and precision machinery and instruments;
     (16) To engage in non-destructive inspection business, staffing business, environmental assessment business, travel business and travel agency business;
     (17) To manage athletic facilities;
     (18) To purchase and sell daily commodities;
     (19) To do any and all other businesses incidental or relating to any of the foregoing items.
     There is no provision in JX Holdings’ Articles of Incorporation as to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, but, under the Companies Act, a director is required to refrain from voting on such matters at meetings of the board of directors.
     JX Holdings’ Regulations of the Board of Directors provides that the incurrence by a company of a significant loan from a third party should be approved by the board of directors.

     The following information relates to the shares of JX Holdings common stock, including summaries of certain provisions of JX Holdings’ articles of incorporation and share handling regulations, the Companies Act of Japan, and the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. of Japan (together with the regulations promulgated thereunder, the “Book-Entry Law”) relating to joint stock corporations (kabushiki kaisha).
General
     JX Holdings is a joint stock corporation under the Companies Act. The rights of shareholders of a joint stock corporation are represented by shares of capital stock in the corporation and shareholders’ liability is limited to the amount of subscription for the shares. The authorized share capital of JX Holdings is as provided in its articles of incorporation and at present consists of 8,000,000,000 shares of common stock. Of this number, 2,477,970,103 shares have been issued as of April 1, 2010.
     On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Book-Entry Law, and the shares of all Japanese companies listed on any Japanese stock exchange became subject to this new system. JX Holdings shares, which have been listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, are subject to this new system. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, the person must have an account at an account managing institution unless such person has an account at the Japan Securities Depository Center, Inc. (“JASDEC”). “Account managing institutions” are securities firms, banks, trust companies, and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law, and only those financial institutions that meet further requirements of the Book-Entry Law can open accounts directly at JASDEC.
     Under the Book-Entry Law, any transfer of shares is effected through book entry. Unless the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at an account managing institution, and the holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account. In cases where the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at JASDEC, and the holder of an account at JASDEC is presumed to be the legal owner of the shares credited to its proprietary account at JASDEC.
     Under the Companies Act, in order to assert shareholders’ rights against JX Holdings, the transferee must have its name and address registered in JX Holdings’ register of shareholders, except in limited circumstances. Under the new clearing system, JX Holdings generally makes such registration based on the information provided in a general shareholders notification (soukabunushi tsuchi) issued by JASDEC. For the purpose of the general shareholders notification, shareholders are required to file their names and addresses with JX Holdings’ transfer agent through the account managing institution and JASDEC. See “— Register of Shareholders” for more information.
     Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of their standing proxy or provide a mailing address to the relevant account managing institution. Such notice will be forwarded to JX Holdings’ transfer agent through JASDEC. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from JX Holdings to non-resident shareholders are delivered to the standing proxies or mailing addresses in Japan.

Dividends
General
     Under the Companies Act, a joint stock corporation may distribute dividends in cash and/or in kind to its shareholders any number of times per fiscal year, subject to certain limitations described in “— Restrictions on Dividends” below.
     Under the articles of incorporation of JX Holdings and the Companies Act, JX Holdings may:
•	following approval at JX Holdings’ general meeting of shareholders, distribute annual dividends in cash and/or in kind to shareholders of record as of March 31 of each year;

•	by resolution of JX Holdings’ board of directors, distribute interim dividends in cash to shareholders of record as of September 30 of each year; and

•	following approval at JX Holdings’ general meeting of shareholders, distribute dividends in cash and/or in kind to shareholders of a record date to be fixed for such distribution from time to time.
     Dividends may be distributed in cash and/or in kind in proportion to the number of shares held by each shareholder. A resolution of the general meeting of shareholders or board of directors authorizing the payment of dividends must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the dividend. If dividends are to be paid in kind, JX Holdings may grant its shareholders the right to require JX Holdings to pay such dividends in cash instead of in kind. If no such right is granted to shareholders, the payment of dividends in kind must be approved by a special resolution of a general meeting of shareholders. Under its articles of incorporation, JX Holdings is not obligated to pay any dividends in cash that remain unclaimed for a period of three years after the first payable date of such dividends.
Restrictions on Dividends
     In order to pay dividends, JX Holdings must, until the aggregate amount of JX Holdings’ capital surplus reserve and earned surplus reserve reaches one quarter of its stated capital, set aside in its capital surplus reserve and/or earned surplus reserve the lesser of (i) the amount equal to one-tenth of the amount paid out as surplus, as defined below, and (ii) an amount equal to one quarter of its stated capital less the aggregate amount of its capital surplus reserve and earned surplus reserve as of the date of such dividends.
     Under the Companies Act, as of the effective date of the distribution, provided that net assets are not less than ¥3 million, the amount of dividends may not exceed:
     the sum of:
(a)	the amount of surplus, as described below; and

(b)	in the event that provisional financial statements are prepared and approved, the aggregate amount of (i) the net income for the relevant period as provided for by an ordinance of the Ministry of Justice , and (ii) the amount of consideration that JX Holdings received for the treasury stock that JX Holdings disposed of during such period;
     over the sum of:
(c)	the book value of treasury stock;

(d)	in the event that JX Holdings disposed of treasury stock after the end of the last fiscal year, the amount of consideration that JX Holdings received for such treasury stock;

(e)	in the event described in (b) in this paragraph, the amount of net loss for such period described in the statement of income constituting the provisional financial statements; and

(f)	certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of JX Holdings’ goodwill and deferred assets exceeds the total of its stated capital, capital surplus reserve and earned surplus reserve, each such amount as it appears on the balance sheet as of the end of the last fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.
     The amount of surplus stated in (a) above is the excess of:
     the sum of:
(i)	the aggregate of other capital surplus and other retained earnings at the end of the last fiscal year;

(ii)	in the event that JX Holdings disposed of treasury stock after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that JX Holdings received for such treasury stock;

(iii)	in the event that JX Holdings reduced JX Holdings’ stated capital after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to capital surplus reserve and/or earned surplus reserve (if any); and

(iv)	in the event that capital surplus reserve and/or earned surplus reserve were reduced after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);
     over the sum of:
(v)	in the event that JX Holdings canceled treasury stock after the end of the last fiscal year, the book value of such treasury stock;

(vi)	in the event that JX Holdings distributed surplus after the end of the last fiscal year, the aggregate of the following amounts:
a.	the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

b.	the aggregate amount of cash distributed to shareholders who exercised the right to receive a distribution in cash instead of a distribution in kind; and

c.	the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive a distribution in kind; and
(vii)	the aggregate amounts of a. through d. below, less e. and f. below:
a.	in the event that the amount of surplus was reduced and transferred to capital surplus reserve, earned surplus reserve and/or stated capital after the end of the last fiscal year, the amount so transferred;

b.	in the event that JX Holdings paid dividends after the end of the last fiscal year, the amount set aside in JX Holdings’ capital surplus reserve and/or earned surplus reserve;

c.	in the event that JX Holdings disposed of treasury stock in the process of (x) a merger in which JX Holdings acquired all rights and obligations of a company, (y) a corporate split in which JX Holdings acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which JX Holdings acquired all shares of a company after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that JX Holdings received for such treasury stock;

d.	in the event that the amount of surplus was reduced in the process of a corporate split in which JX Holdings transferred all or a part of JX Holdings’ rights and obligations after the end of the last fiscal year, the amount so reduced;

e.	in the event of (x) a merger in which JX Holdings acquired all rights and obligations of a company, (y) a corporate split in which JX Holdings acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which JX Holdings acquired all shares of a company after the end of the last fiscal year, the aggregate amount of (i) the amount of JX Holdings’ other capital surplus after such merger, corporate split or share exchange, less the amount of its other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of its other retained earnings after such merger, corporate split or share exchange, less the amount of its other retained earnings before such merger, corporate split or share exchange; and

f.	in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed to newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the last fiscal year, the amount of other capital surplus increased by such payment.
Capital and Reserves
     Under the Companies Act, the paid-in amount of any newly issued shares of common stock is required to be accounted for as stated capital, although JX Holdings may account for an amount not exceeding one-half of such paid-in amount as capital surplus reserve. JX Holdings may generally reduce capital surplus reserve and/or earned surplus reserve by resolution of a general meeting of shareholders, and transfer such amounts in whole or in part to stated capital by the same resolution of a general meeting of shareholders. JX Holdings may also transfer all or any part of the surplus as described in “— Dividends” above to stated capital, capital surplus reserve or earned surplus reserve by resolution of a general meeting of shareholders, subject to certain restrictions. JX Holdings may generally reduce its stated capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, JX Holdings may transfer such amounts in the whole or in part to capital surplus reserve or earned surplus reserve.
Share Splits
     JX Holdings may at any time split the outstanding shares of common stock into a greater number of shares of common stock by resolution of the board of directors. When a share split is effected, so long as JX Holdings’ only class of outstanding shares is common stock, JX Holdings may increase the number of authorized shares in the same ratio as that of such share split by amending its articles of incorporation, which may be effected by a resolution of the board of directors without shareholder approval.
     Under the new clearing system, on the effective date of the share split, the numbers of shares recorded in all accounts held by JX Holdings’ shareholders at account managing institutions will be increased in accordance with the applicable ratio.
Reverse Share Split
     JX Holdings may at any time consolidate its shares into a smaller number of shares by a special resolution of the general meeting of shareholders. JX Holdings must disclose the reason for the reverse share split at the general meeting of shareholders. When a reverse share split is effected, JX Holdings must give public notice of the reverse share split, at least two weeks prior to the effective date of the reverse share split.
     Under the new clearing system, on the effective date of the reverse share split, the numbers of shares recorded in all accounts held by JX Holdings’ shareholders at account managing institutions will be decreased in accordance with the applicable ratio.

Unit Share System
     Under the articles of incorporation of JX Holdings and the Companies Act, 100 shares of common stock constitute one unit. The shareholders of JX Holdings who hold shares constituting less than one unit do not have voting rights at a general meeting of shareholders.
     A shareholder of JX Holdings who holds shares constituting less than one unit may at any time demand that JX Holdings purchase its shares of less than one unit. In addition, the articles of incorporation of JX Holdings provide that a shareholder who holds shares constituting less than one unit may at any time demand that JX Holdings sell to it from any available treasury stock the number of shares as may be necessary to raise its share ownership to a whole unit. The price at which shares constituting less than one unit will be purchased or sold by JX Holdings pursuant to such a demand will be equal to (a) the closing price of shares of JX Holdings reported by the Tokyo Stock Exchange on the day when the demand is received by JX Holdings’ transfer agent or (b) if no sales take place on the Tokyo Stock Exchange on that day, the price at which the sale of shares is executed on such stock exchange immediately thereafter. Under the new clearing system, such demand must be made to JX Holdings through the relevant account management institution.
General Meetings of Shareholders
     The annual general meeting of JX Holdings’ shareholders is held within the three-month period after March 31 of each year. An extraordinary general meeting of shareholders may be held whenever necessary. Notice of a general meeting of shareholders stating the date, time, and place of the general meeting of shareholders, and any matter with respect to the agenda of the general meeting of shareholders (if any), among other things, must be given to each shareholder of common stock with voting rights (or, in the case of a shareholder not resident in Japan, to its standing proxy or mailing address in Japan) at least two weeks prior to the scheduled date of the meeting.
     Any shareholder or group of shareholders holding at least three percent of JX Holdings’ total voting rights for a period of six months or more may request, with an individual shareholder notice (as described in “— Register of Shareholders” below), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice to hold a meeting no later than eight weeks from the date of such request is dispatched, the requesting shareholder may, upon obtaining court approval, convene such general meeting of shareholders.
     Any shareholder or group of shareholders holding at least 300 voting rights or one percent of JX Holdings’ total voting rights for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to JX Holdings’ shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting, with an individual shareholder notice.
Voting Rights
     A holder of shares of common stock constituting one or more unit is entitled to one vote for each unit, except for a shareholder prescribed by the applicable ordinance of the Ministry of Justice as an entity over whom JX Holdings may have substantial control through the ownership of one quarter or more of the votes of all shareholders of such entity or for other reasons.
     Except as otherwise provided by the Companies Act, under the articles of incorporation of JX Holdings, the resolution of a shareholders’ meeting must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders represented at the meeting.
     However, except as otherwise provided by the Companies Act, under the articles of incorporation of JX Holdings, a resolution of a shareholders’ meeting regarding important matters (including the following matters) can be adopted only by special resolution, which requires an affirmative vote of at least two-thirds of the voting rights of the shareholders represented at the meeting where a quorum of one-third of the total voting rights is present. Examples of such important matters include the following:

(a)	any amendment to JX Holdings’ articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);

(b)	a reduction of stated capital, subject to certain exceptions, such as a reduction of stated capital for the purpose of replenishing capital deficiencies;

(c)	a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

(d)	the transfer of all or a substantial part of JX Holdings’ business, subject to certain exceptions under which a shareholders’ resolution is not required;

(e)	the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

(f)	a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

(g)	a share exchange or share transfer for the purpose of establishing a 100 percent parent-subsidiary relationships, subject to a certain exceptions under which a shareholders’ resolution is not required;

(h)	any issuance of new shares or transfer of existing shares held by JX Holdings as treasury stock at a specially favorable price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a specially favorable price or on specially favorable conditions to any persons other than shareholders;

(i)	any acquisition by JX Holdings of its own shares from specific persons other than JX Holdings’ subsidiaries;

(j)	a reverse share split; or

(k)	the removal of a corporate auditor.
Liquidation Rights
     In the event of liquidation of JX Holdings, the assets remaining after payment of all the debts, liquidation expenses, and taxes will be distributed among shareholders of common stock in proportion to the respective number of shares which they hold.
Subscription Rights
     Shareholders of JX Holdings have no preemptive rights. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issuance of new shares at a “specially favorable” price described in (h) of the “— Voting Rights” above. The board of directors may, however, determine that shareholders be given subscription rights with respect to new shares. In that case, such subscription rights must be given on identical terms to all shareholders as of a record date upon not less than two weeks’ prior public notice. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.
Stock Acquisition Rights
     JX Holdings may issue stock acquisition rights or bonds with stock acquisition rights. Upon the exercise of stock acquisition rights, JX Holdings will be obligated to either issue the required number of new shares or, alternatively, to transfer the necessary number of shares from treasury stock. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under a specially favorable condition described in (h) of the “— Voting Rights” above.

Register of Shareholders
     The registration of names, addresses and other information of shareholders in JX Holdings’ register of shareholders will be made by JX Holdings upon the receipt of the general shareholders notification given to JX Holdings by JASDEC based on information provided by the account managing institutions to JASDEC. In the event of the issuance of new shares, JX Holdings will register the names, addresses and other information of shareholders in JX Holdings’ register of shareholders without the general shareholders notification. A general shareholders notification will be made only in cases prescribed under the Book-Entry Law such as when the company fixes the record date and when the company makes requests to JASDEC for any justifiable reason. Therefore, a shareholder may not assert shareholders’ rights against the company immediately after the shareholder acquires shares, unless the shareholder’s name and address are registered in JX Holdings’ register of shareholders upon receipt of the general shareholders’ notification, except that, with respect to the exercise of minority shareholders’ rights defined under the Book-Entry Law, the shareholder may exercise such rights upon giving the company a notice of individual shareholders (kobetsukabunushi tsuchi) through JASDEC during a certain period prescribed under the Book-Entry Law.
Record Date
     Under the articles of incorporation of JX Holdings, March 31 is the record date for JX Holdings’ year-end dividends and the determination of shareholders entitled to vote at the annual general meeting of shareholders. In addition, by a resolution of the board of directors, and after giving at least two weeks’ prior public notice, JX Holdings may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to the common stock.
     Under the Book-Entry Law, JX Holdings is required to give notice of each record date to JASDEC at least two weeks prior to each record date. JASDEC is required to promptly give JX Holdings notice of the names and addresses of JX Holdings’ shareholders, the number of shares held by them and other relevant information as of each record date.
Repurchase by JX Holdings of Common Stock
     JX Holdings may repurchase its shares of common stock:
(a)	by way of purchase on any stock exchange on which its shares are listed or by way of a tender offer under the Financial Instruments and Exchange Act of Japan (the “FIEA”);

(b)	by soliciting all shareholders to offer to sell the shares held by them pursuant to a resolution of the general meeting of shareholders;

(c)	by purchase from a specific party other than any of its subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and

(d)	by purchase from any of its subsidiaries, pursuant to the resolution of the board of directors.
     In the case of (c) above, any other shareholders may request that they be added to the specific shareholders mentioned in (c) above for the proposal for the general meeting of shareholders, unless the purchase price or any other consideration will not exceed the greater of either: (i) the market price on the day immediately preceding the date on which the resolution mentioned in (c) above was adopted (or, if there is no trading in the shares on the stock exchange, or if the stock exchange is not open for business on such day, the price at which the shares are first traded on such stock exchange thereafter); or (ii) if the tender offer is made for the shares on the day immediately preceding the date on which the resolution mentioned in (c) above was adopted, the purchase price of the shares provided in the agreement regarding such tender offer.
     In general, the total price of the shares to be repurchased by JX Holdings may not exceed the amount that JX Holdings may distribute as surplus. For more details regarding surplus, see “— Dividends” above.

Transfer Agent
     JX Holdings’ transfer agent, as set forth in the share handling regulations of JX Holdings, is The Chuo Mitsui Trust and Banking Company, Limited. The transfer agent maintains JX Holdings’ register of shareholders.
Reporting of Shareholders
     The FIEA and its related regulations, in general, requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director of an appropriate Local Finance Bureau of the Ministry of Finance, within five business days, a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of one percent or more in any such holding ratio or any change in material matters set out in any previous filed reports. For this purpose, shares issuable to such person upon exercise of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. A holder must file the report electronically and furnish copies thereof to the issuer of such shares and to all the Japanese stock exchanges on which the shares are listed. The report is then disclosed via the Internet.
MATERIAL CONTRACTS
     JX Holdings has no material contracts aside from those entered in its ordinary course of business.
FOREIGN EXCHANGE AND OTHER REGULATIONS
Japanese Foreign Exchange Controls
     The Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances thereunder, collectively known as the Foreign Exchange Regulations, set forth, among other things, regulations relating to the receipt by Exchange Non-Residents of payment with respect to shares to be issued by JX Holdings and the acquisition and holding of shares by Exchange Non-Residents and Foreign Investors, both as defined below. In general, the Foreign Exchange Regulations as currently in effect do not affect transactions using non-Japanese currencies between Exchange Non-Residents who purchase or sell JX Holdings’ shares outside Japan.
     The Foreign Exchange Regulations define “Exchange Residents” as:
•	individuals who are resident in Japan; or

•	corporations whose principal offices are located inside Japan.
     The Foreign Exchange Regulations define “Exchange Non-Residents” as:
•	individuals who are not resident in Japan; or

•	corporations whose principal offices are located outside Japan. Generally, branches and other offices of non-resident corporations within Japan are regarded as residents of Japan, and branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan.
     The Foreign Exchange Regulations define “Foreign Investors” as:
•	individuals who are not resident in Japan;

•	corporations organized under the laws of foreign countries or whose principal offices are located outside Japan; or

•	corporations (i) not less than 50% of the voting rights of which are held, directly or indirectly, by individuals and/or corporations falling within the definition of “foreign investors” above or (ii) a majority of the directors or other officers (or directors or other officers having the power of representation) of which are individuals who are not resident in Japan.
Acquisition of Shares
     In general, the acquisition of shares of a Japanese company listed on any Japanese stock exchange by an Exchange Non-Resident from an Exchange Resident may be made without any restriction on the Exchange Non-Resident, except for cases where such acquisition constitutes an “Inward Direct Investment” described below. Exchange Residents who acquire or transfer such shares from or to an Exchange Non-Resident must file a retroactive report to the Minister of Finance following such acquisition or transfer, unless:
•	the aggregate purchase price of the relevant shares is ¥100 million or less;

•	the transfer is made through any securities firm, bank or other entity prescribed by the Exchange Regulations acting as an agent or intermediary; or

•	the acquisition constitutes an Inward Direct Investment described below.
Inward Direct Investment
     Acquisition of shares in a listed Japanese corporation by a Foreign Investor from any other person constitutes an inward direct investment if such Foreign Investor directly or indirectly will hold 10% or more of the total issued shares of such corporation upon completion of the proposed acquisition. Any Foreign Investor who intends to acquire shares as a result of which it will directly or indirectly hold 10% or more of the total issued shares of a listed Japanese corporation that engages in any of the specific businesses designated by the Foreign Exchange Regulations (including, but not limited to, the petroleum refinery business conducted by JX Holdings) must in general give prior notification to the Minister of Finance and other relevant ministers. In this case, such a proposed acquisition may not be completed until 30 days have passed from the date of the filing as a general rule. The Ministers may recommend any modification or abandonment of the proposed acquisition and, if such recommendation is not accepted, they may order the modification or abandonment of such acquisition.
     Acquisition of shares by Foreign Investors by way of a share split is not subject to any notification or reporting requirements.
Dividends and Proceeds of Sales
     Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares of common stock held by Exchange Non-Residents may in general be converted into any foreign currency and repatriated abroad.
TAXATION
     You are urged to consult your own tax advisor regarding the United States federal, state and local and the Japanese and other tax consequences of owning and disposing of JX Holdings shares in your particular circumstances.
Japanese Tax Consequences
     Following is a summary of the principal Japanese tax consequences of the ownership and disposition of JX Holdings shares to non-resident individuals of Japan or non-Japanese corporations without a permanent establishment in Japan which hold JX Holdings shares. The statements regarding Japanese tax laws set out below are based on the laws in force and interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements or in the interpretation thereof after this date. This summary is not exhaustive of all possible tax considerations which may apply to a particular shareholder and shareholders are urged to consult their own tax advisors as to the overall tax consequences of the ownership and disposition of JX Holdings shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction in which they are resident, and any tax treaty, convention or agreement between Japan and their country of residence.
     A “non-resident holder” means a holder of JX Holdings shares who is a non-resident individual of Japan or a non-Japanese corporation without a permanent establishment in Japan.
Ownership and Disposition of JX Holdings Shares
     Generally, a non-resident holder of JX Holdings shares will be subject to Japanese withholding tax on dividends paid by JX Holdings unless some special exemption is applicable to such non-resident holder under Japanese income tax law, and JX Holdings will withhold such tax upon payment of dividends.
     In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to non-resident holders of its shares is in principle, 20%. However, with respect to dividends paid on shares issued by a Japanese corporation and traded on any qualified stock exchange or over-the-counter market to non-resident holders, except for any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2011, and (ii) 15% for dividends due and payable on or after January 1, 2012. Accordingly, so long as JX Holdings shares are and remain listed on the Tokyo Stock Exchange, the Osaka Securities Exchange, the Nagoya Stock Exchange or other qualified stock exchange or over-the-counter market, the above-mentioned reduced withholding tax rate will be applied with respect to dividends to be paid on JX Holdings shares to any non-resident holder.
     Under the Convention Between the Government of Japan and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), a maximum withholding tax rate of 10% rather than a rate of 15% will be generally applicable to dividends paid to non-resident holders of JX Holdings shares who are U.S. resident portfolio investors, except that dividends paid to pension funds which are qualified U.S. residents eligible to enjoy the Treaty benefits will be exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. For purposes of this paragraph, a portfolio investor means a shareholder who holds less than 10% of the voting shares of the relevant company. Whether a non-resident holder of JX Holdings shares qualifies for the full benefits of the Treaty depends on such non-resident holder’s individual circumstances and on whether such non-resident holder satisfies a number of conditions, including conditions specified in Article 22 (with respect to limitation of benefits) of the Treaty. Likewise, whether a non-resident holder of JX Holdings shares qualifies for the full benefits of any other treaty depends on such non-resident holder’s individual circumstances and on whether such non-resident holder satisfies a number of conditions specified in the relevant treaty. For Japanese tax purposes, a treaty rate generally supersedes the tax rate under domestic tax law. However, due to the so-called “preservation doctrine” under the treaty, and/or due to the Law Concerning Special Measures of the Income Tax Law, Corporation Tax Law and Local Tax Law for the Enforcement of Income Tax Conventions, if the tax rate under domestic tax law is lower than the treaty rate (which is currently the case with respect to the Treaty), the domestic tax rate applies (which, as discussed above, is currently 7% with respect to dividends paid on JX Holdings shares).
     A non-resident holder of JX Holdings shares who will be entitled, under an applicable income tax treaty, to a reduced rate of, or exemption from, Japanese withholding tax with respect to the dividends to be paid by JX Holdings on its shares is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends, together with any required forms and documents, in advance through JX Holdings to the relevant Japanese tax authority prior to the time the dividend is paid. Any such non-resident holder who fails to submit the required application in advance of the applicable dividend payment will be subject to withholding but will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holder is entitled to an exemption under the applicable tax treaty), as the case may be, from the relevant Japanese tax authorities, by complying with certain subsequent filing procedures. JX Holdings does not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for non-resident holders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.
     Stock splits and allotment of shares without consideration, in general, are not subject to Japanese withholding tax since they are characterized merely as an increase in the number of shares (as opposed to an increase in the value of the shares) from a Japanese tax perspective.
     Gains derived from the sale or other disposition of JX Holdings shares outside Japan by a non-resident holder will not generally be subject to Japanese income tax or corporation tax.
     Japanese inheritance tax or gift tax at progressive rates may be payable by an individual who has acquired JX Holdings shares from another individual as a legatee, heir or donee even if the individual is not a Japanese resident.
U.S. Federal Income Tax Consequences
     The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of JX Holdings shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the JX Holdings shares. This discussion applies only to a U.S. Holder that holds JX Holdings shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:
•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding JX Holdings shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the JX Holdings shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of the voting stock of JX Holdings;

•	persons who acquired JX Holdings shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding JX Holdings shares in connection with a trade or business conducted outside of the United States.
     If an entity that is classified as a partnership for U.S. federal income tax purposes holds JX Holdings shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding JX Holdings shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the JX Holdings shares.
     This discussion is based on the Internal Revenue Code (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the Treaty all as of the date hereof, any of which is subject to change, possibly with retroactive effect.
     A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of JX Holdings shares who is eligible for the benefits of the Treaty and is:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
     U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of JX Holdings shares in their particular circumstances.
     Except as specifically described under “— Passive Foreign Investment Company Rules” below, this discussion assumes that the Company is not, and will not become, a passive foreign investment company (a “PFIC”), as described below.
Taxation of Distributions
     Distributions paid on JX Holdings shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 may be taxable at favorable rates, up to a maximum rate of 15%. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by the Company in respect of Japanese taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in yen will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
     Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese income taxes withheld from dividends on JX Holdings shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. Japanese taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “—Japanese Tax Consequences—Ownership and Disposition of JX Holdings Shares” for a discussion of how to obtain the applicable treaty rate. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.
Sale or Other Disposition of JX Holdings shares
     For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of JX Holdings shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the JX Holdings shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the JX Holdings shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.
Passive Foreign Investment Company Rules
     Neither Nippon Oil nor Nippon Mining believes it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2010. The Company does not expect to become one in the foreseeable future. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

     If the Company were a PFIC for any taxable year during which a U.S. Holder held JX Holdings shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the JX Holdings shares would be allocated ratably over the U.S. Holder’s holding period for the JX Holdings shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its JX Holdings shares exceeds 125% of the average of the annual distributions on the JX Holdings shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the JX Holdings shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.
     In addition, if the Company were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC for the taxable year in which it paid a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.
     If a U.S. Holder owns JX Holdings shares during any year in which the Company is a PFIC, the holder generally must file an IRS Form 8621 (or any other form specified by the U.S. Treasury) with respect to the Company, generally with the U.S. Holder’s U.S. federal income tax return for that year.
     U.S. Holders should consult their tax advisers regarding whether the Company is or was a PFIC and the potential application of the PFIC rules.
Information Reporting and Backup Withholding
     Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
     The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
     In addition, for taxable years beginning after March 18, 2010, new legislation may require certain U.S. Holders who are individuals (or certain entities formed by or for U.S. individuals) to report to the IRS information relating to an interest in JX Holdings shares or to accounts maintained by non-U.S. financial institutions, subject to certain exceptions (including an exception for JX Holdings shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of JX Holdings shares.

DOCUMENTS ON DISPLAY
     JX Holdings is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from some of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.
     JX Holdings is subject to reporting obligations and any filings it makes will be available via the website of the SEC, at http://www.sec.gov. You may also read and copy any reports, statements or other information filed by JX Holdings at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.
     You may also access information about JX Holdings through its website, which is http://www.hd.jx-group.co.jp/english/. The information contained in this website is not incorporated by reference into this annual report.
     JX Holdings files annual and quarterly securities reports and other reports, in Japanese, under the FIEA with the applicable Local Finance Bureau in Japan.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Nippon Oil
     Nippon Oil is exposed to market risk from changes in commodity price, foreign currency exchange rates, interest rates and equity security markets. In order to manage the risk arising from changes in commodity price, foreign exchange rates and interest rates, Nippon Oil enters into certain derivative financial instruments, which it does not hold or issue for trading purposes or to generate income. Nippon Oil monitors and manages these financial exposures as an integral part of its overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potential adverse effect on Nippon Oil’s operating results.
     Nippon Oil’s refining and marketing segment operates in a highly competitive environment which affects margins. Earnings from the refining and marketing segment are primarily determined by margin capture rather than absolute price levels of products sold. Refining margins are a function of the difference between what a refiner pays for its raw materials, primarily crude oil, and the market prices for the range of refined petroleum products produced. These prices in turn depend on global and regional supply/demand balances, inventory levels, refinery capacities, import/export balances, seasonal demand, weather conditions and geopolitical climate.
Commodity Price Risk
     Nippon Oil is exposed to fluctuations in the prices of crude oil whose prices are determined by reference to international market prices. Prices for crude oil fluctuate and are influenced by global as well as regional supply and demand conditions. When prices for crude oil are volatile, the volatility will have a significant effect on Nippon Oil’s cost of sales and net income.
     Due to the volatility of oil and natural gas prices, from time to time, Nippon Oil uses commodity derivative instruments to seek to achieve a more predictable cash flow as well as to reduce exposure to commodity price fluctuations. In particular, Nippon Oil uses commodity derivative instruments that do not receive hedge accounting treatment to manage its exposure to price volatility on a portion of its refinery feedstock purchases and refined petroleum product sales, and to manage its exposure to long term fixed price sale agreements. In addition, Nippon Oil uses crude oil forward sales contracts in its oil and gas E&P segment to secure predictable cash inflows. These derivative instruments are considered economic hedges for which changes in their fair value are recorded currently in income.
Foreign Currency Exchange Rate Risk
     A portion of Nippon Oil’s business in the refining and marketing segment and oil and natural gas E&P segment is conducted in currencies other than the Japanese yen, primarily in U.S. dollars. As such, fluctuations in foreign exchange rates may affect the value of assets, liabilities, receipts and payments when converted into Japanese yen. In addition, fluctuations in foreign exchange rates may also have a material impact when the financial statements of overseas consolidated subsidiaries are converted into Japanese yen. Purchases from overseas suppliers accounted for approximately ¥2,437.8 billion or 53.1% of total cost of sales for the fiscal year ended March 31, 2010. Sales to overseas customers accounted for approximately ¥625.2 billion, or 12.6% of total revenues for the fiscal year ended March 31, 2010.
     Nippon Oil enters into foreign currency exchange purchase and sale contracts to manage its exposure to exchange rate fluctuations. Changes in the fair value of these contracts are recognized currently in income and are intended to offset the income effect of translating the foreign currency denominated transactions that they are intended to hedge.
     As of March 31, 2010, Nippon Oil had commitments to purchase U.S. dollars equivalent ¥197.1 billion and Euro equivalent ¥0.6 billion, and to sell U.S. dollars equivalent ¥20.7 billion. Nippon Oil’s market risk was minimal on these contracts, as they mature on or before July 21, 2010, resulting in a gain of ¥4.5 billion in fiscal year ended March 31, 2010.

Interest Rate Risk
     Nippon Oil is exposed to market risk from changes in interest rates. At March 31, 2010, Nippon Oil’s outstanding indebtedness was ¥1,651.4 billion, of which approximately 68.6% was variable-rate debt with interest rates mainly based on Inter-bank Offered Rate quoted in Tokyo (“TIBOR”) or London (“LIBOR”). The use of floating rate debt instruments provides a benefit when interest rates decrease but exposes Nippon Oil to future increases in interest rates. For the fiscal year ended March 31, 2010, outstanding borrowings and interest rates between 0.12% and 4.51% applied to various borrowings, a 1% change in these interest rates would result in an increase or decrease in interest expense of approximately ¥5 billion on an annual basis.
     Nippon Oil manages its exposure to interest rates by entering into interest rate swap agreements which convert certain floating rate debt to fixed rate.
Equity Securities Price Risk
     Nippon Oil has marketable equity securities which are subject to equity price risk arising from changes in their market prices, none of which are classified as trading securities. As of March 31, 2010, Nippon Oil held marketable equity securities with an acquisition cost of ¥149.9 billion and fair value of ¥209.4 billion. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥20.9 billion as of March 31, 2010.
Nippon Mining
     Nippon Mining is exposed to commodity prices, variability in foreign currency exchange rates, changes in interest rates and equity security markets. Nippon Mining utilizes derivative financial instruments for supply-demand adjustment and/or for arbitration, not for speculation, in accordance with its internal policy. All derivative financial instruments are carried at fair value and reported as other current assets or other current liabilities, with changes in the fair value charged to current earnings in accordance with the FASB ASC guidance for derivatives and hedging.
     Nippon Mining’s petroleum refining & marketing segment operates in a highly competitive environment which affects margins. Earnings from the petroleum refining & marketing segment are primarily determined by margin capture rather than absolute price levels of products sold. Refining margins are a function of the difference between what a refiner pays for its raw materials, primarily crude oil, and the market prices for the range of refined petroleum products produced. These prices in turn depend on global and regional supply/demand balances, inventory levels, refinery capacities, import/export balances, seasonal demand, weather conditions and geopolitical climate.
Foreign Currency Exchange Rate Risk
     A portion of Nippon Mining’s receipts and payments arise from business transactions denominated in foreign currencies, and it also has substantial assets and liabilities denominated in foreign currencies. Consequently, fluctuations in foreign exchange rates may affect the value of assets, liabilities, receipts and payments when converted into Japanese yen.
     In addition, fluctuations in foreign exchange rates may also have a material impact when the financial statements of overseas consolidated subsidiaries or affiliated companies accounted for by the equity method are converted into Japanese yen. All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current exchange rates and all income and expense accounts are translated at the average exchange rates for the period.
     Because sales prices for Nippon Mining’s refined metals products are established principally by reference to U.S. dollar prices quoted on the LME and amounts paid for copper concentrate are denominated in dollars, the effect of changes in exchange rates on Nippon Mining’s revenues is generally offset by the effect of such changes on Nippon Mining’s cost of sales. On a net basis, a weaker Japanese yen increases earnings, while a stronger Japanese yen decreases earnings, since Nippon Mining’s treatment and refining charges and sales premiums are established by reference to dollar amounts, while most of its operating costs other than amounts paid for copper concentrate are denominated in Japanese yen. The average exchange rate was ¥93 = $1 during the fiscal year ended March 31, 2010, as compared to ¥101 = $1 during the fiscal year ended March 31, 2009.
     To hedge against the effects of currency fluctuations on its copper concentrate costs arising from differences in exchange rates between the recording date and the cash settlement date of copper concentrate purchases, Nippon Mining utilizes derivative instruments, primarily currency forward contracts. The table below provides information about Nippon Mining’s material derivative financial instruments relating to U.S. dollar/Japanese yen foreign exchange forward contracts as of March 31, 2010:

	March 31, 2010
Average Contractual Rates	Contract Amounts	Estimated Fair Value
	(Millions of yen)
$1.00 = ¥90.4	¥192,033	¥1,870
Commodity Price Risk
     Nippon Mining is exposed to fluctuations in the price of commodities, particularly crude oil and copper, whose prices are determined by reference to international market prices. Prices for crude oil and copper can be volatile and are influenced by global as well as regional supply and demand conditions. This volatility has a significant effect on Nippon Mining’s revenues and net income.
     Due to the volatility of oil and copper prices, from time to time, Nippon Mining uses commodity derivative instruments to seek to achieve a more predictable cash flow as well as to reduce exposure to commodity price fluctuations. In particular, Nippon Mining uses commodity derivative instruments that do not receive hedge accounting treatment to manage its exposure to price volatility on a portion of its purchase of raw materials and sale of products. Nippon Mining utilizes commodity forward contracts and commodity swap contracts. These derivative instruments are considered economic hedges for which changes in their fair value are recorded currently in income.
Interest Rate Risk
     Nippon Mining is exposed to market risk from changes in interest rates. At March 31, 2010, Nippon Mining had total debt of ¥784.4 billion, of which approximately 50% was short- and long-term variable-rate debt with interest rates based mainly on the Inter-bank Offered Rate quoted in Tokyo (TIBOR). The use of floating rate debt instruments provides a benefit when interest rates decrease but exposes Nippon Mining to future increases in interest rates. For the year ended March 31, 2010, outstanding borrowings and interest rates between 0.1 percent and 5.7 percent applied to various borrowings, and after hedging, a 100-basis-point change in these interest rates would result in an increase or decrease in interest expense of approximately ¥4.0 billion on an annual basis.
     Nippon Mining manages its exposure to interest rates by entering into interest rate swap agreements in order to reduce the adverse impact of fluctuations in interest rates on certain of its long-term debt.
Equity Securities Price Risk
     Nippon Mining has marketable equity securities which are subject to price risk arising from changes in their market prices. Nippon Mining does not own any marketable securities for trading purposes. As of March 31, 2010, Nippon Mining held marketable equity securities with an acquisition cost of ¥28.6 billion and fair value of ¥41.8 billion. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥4.2 billion as of March 31, 2010.
Item 12.	Description of Securities Other than Equity Securities
     Not applicable.

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.
Item 15.	Controls and Procedures
     JX Holdings, under the supervision and with the participation of its management, including the Chairman and the President who are JX Holdings’ co-principal executive officers, and the Executive Vice President and the Senior Vice President who are JX Holdings’ co-principal financial officers, performed an evaluation of the effectiveness of the respective disclosure controls and procedures of Nippon Oil and Nippon Mining as of March 31, 2010. Its management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, JX Holdings’ the Chairman and the President, and the Executive Vice President and the Senior Vice President concluded that the disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing, and reporting the information that JX Holdings is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC’s rules and forms. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the SEC for newly public companies.
Item 16A.	Audit Committee Financial Expert
     The board of corporate auditors of JX Holdings has determined that it does not have an “audit committee financial expert” within the meaning of the rules of the SEC serving on the board of corporate auditors. Under the Companies Act, JX Holdings is not required to have an audit committee financial expert. The corporate auditors must fulfill requirements under Japanese laws and regulation and otherwise follow Japanese corporate governance practices, and the qualifications for, and powers of, the corporate auditor delineated in the Companies Act are different from those anticipated for any audit committee financial expert. The corporate auditors have the authority to be given reports from a certified public accountant or an accounting firm concerning audits and to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities. Although JX Holdings does not have an audit committee financial expert on its board of corporate auditors, JX Holdings believes that its current corporate governance system, taken as a whole, including the corporate auditors’ ability to consult internal and external experts, is prudent and in accordance with accepted governance practices in its home jurisdiction.
Item 16B.	Code of Ethics
     JX Holdings has not adopted a code of ethics within the meaning of the rules of the SEC because JX Holdings believes that its corporate culture and corporate philosophy, which identifies carrying out its business in a highly ethical manner as a top priority, together with rules promoting compliance with applicable laws and regulations and prohibiting insider trading, are reasonably designed to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with laws and regulations among its executives and employees.
Item 16C.	Principal Accountant Fees and Services
Fees Paid to Principal Accountant
     In the fiscal years ended March 31, 2010 and 2009, JX Holdings’ independent public accountants (including Japanese and overseas affiliates of Ernst & Young ShinNihon LLC), which were the independent public accountants of each of Nippon Oil and Nippon Mining, billed Nippon Oil and Nippon Mining direct audit fees, audit-related service fees (including services related to due diligence), tax fees (including tax compliance and tax advice) and fees for all other products and services (primarily advisory services) as shown in the table below.

	For the fiscal year ended March 31,
	2010		2009
	Nippon Oil	Nippon Mining	Nippon Oil	Nippon Mining
	(Millions of yen)
Audit Fees	¥661	¥562	¥722	¥818
Audit-Related Fees	78	52	135	285
Tax Fees	84	13	73	17
All Other Fees	—	—	—	—

Total	¥823	¥627	¥930	¥1,120

Policies and Procedures of the Board of Corporate Auditors
     The board of corporate auditors has established the policies and procedures of the board of corporate auditors for the pre-approval of audit and permissible non-audit services performed by JX Holdings’ independent public accountants.
     Under the policy, the board of corporate auditors authorizes general pre-approval of audit and permissible non-audit services for the following fiscal year. Upon the general pre-approval of the board of corporate auditors, no specific pre-approval for audit and permissible non-audit services is required so long as those services fall within the scope of the general pre-approval provided.
     Applications to provide services that require specific pre-approval by the board of corporate auditors will be submitted to the board of corporate auditors.
     The board of corporate auditors makes further determination as to whether or not to revise the general pre-approval for the applicable fiscal year. Such request may include adding to any audit or permissible non-audit services listed in the general pre-approval. The performance of audit and permissible non-audit services and the payment of fees are subject to the review by the board of corporate auditors once every fiscal year.
Item 16D.	Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.
Item 16F.	Change in Registrant’s Certifying Accountant
     Not applicable.
Item 16G.	Corporate Governance
     Not applicable.

PART III
Item 17.	Financial Statements
     JX Holdings has elected to provide financial statements and related information pursuant to Item 18.
Item 18.	Financial Statements
     See pages F-1 through F-117.
Item 19.	Exhibits
     JX Holdings has filed the following documents as exhibits to this document.

Exhibit Number	Description

Exhibit 1.1	Articles of Incorporation of JX Holdings, Inc.
Exhibit 1.2	Regulations of the Board of Directors of JX Holdings, Inc.
Exhibit 1.3	Share Handling Regulations of JX Holdings, Inc.
Exhibit 8.1	List of subsidiaries of Nippon Oil Corporation
Exhibit 8.2	List of subsidiaries of Nippon Mining Holdings, Inc.
Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a))
Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
Exhibit 15.1	Report of DeGolyer and MacNaughton for Nippon Oil Corporation
Exhibit 15.2	Report of DeGolyer and MacNaughton for Japan Energy Development Corporation
     JX Holdings has not included as exhibits certain instruments with respect to its long-term debt. The total amount of long-term debt securities of it or its subsidiaries authorized under any instrument does not exceed 10% of its total assets. JX Holdings hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of JX Holdings or of its subsidiaries for which consolidated or unconsolidated financial states are required to be filed.

SIGNATURES
     JX Holdings hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JX HOLDINGS, INC.
By:	/s/ Mitsunori Takahagi
	Name:	Mitsunori Takahagi
	Title:	President Attorney-in-Fact

Date: July 7, 2010

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
JX Holdings, Inc.
We have audited the accompanying consolidated balance sheets of Nippon Oil Corporation (the “Company”) as of March 31, 2010 and 2009, and the related consolidated statements of operations, cash flows, and changes in equity for each of the three years in the period ended March 31, 2010. Our audits also included the financial statement schedule listed in the accompanying Index to Consolidated Financial Statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nippon Oil Corporation at March 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note 2 to the consolidated financial statements, effective for the annual period ended March 31, 2010, the Company adopted amendments to ASC Topic 932 Extractive Activities – Oil and Gas resulting from Accounting Standard Update No. 2010-3.
As discussed in Note 2 to the consolidated financial statements, effective April 1, 2009, the Company adopted the new guidance for noncontrolling interests in subsidiaries.
/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
July 7, 2010

NIPPON OIL CORPORATION
CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	181,737	217,091
Short-term investments	-	40,000
Accounts and notes receivable, net:
Trade	765,929	598,149
Other	121,517	176,153
Inventories	809,327	630,083
Deferred income taxes	27,766	58,866
Prepaid expenses	2,638	2,638
Other current assets	58,846	77,391

Total current assets	1,967,760	1,800,371

Non-current assets:
Property, plant, equipment and oil and natural gas properties, net	1,551,101	1,548,134
Investment in affiliates	139,600	138,975
Investment securities:
Securities available for sale – carried at fair value	209,978	189,754
Securities being held to maturity – carried at amortized cost	5,833	5,862
Non–marketable equity securities – carried at cost	23,421	23,138
Deferred income taxes	157,739	166,470
Other non-current assets	124,807	114,111

Total non-current assets	2,212,479	2,186,444

Total assets	4,180,239	3,986,815

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON OIL CORPORATION
CONSOLIDATED BALANCE SHEETS (CONTINUED)

	Yen in millions
	March 31
	2010	2009
LIABILITIES AND EQUITY
Current liabilities:
Accounts and notes payable:
Trade	501,624	366,516
Other	229,326	227,551
Short-term borrowings	461,833	400,298
Commercial paper	317,000	242,000
Current portion of long-term debt	94,603	90,167
Accrued expenses	39,845	43,504
Excise taxes payable	311,571	324,299
Income taxes payable	24,064	29,796
Customer deposits	84,166	81,944
Deferred income taxes	4,863	8,906
Other current liabilities	79,995	129,832

Total current liabilities	2,148,890	1,944,813

Non-current liabilities:
Long-term debt, less current portion	777,964	843,351
Pension and severance benefits	46,499	75,818
Deferred income taxes	151,375	156,093
Other non-current liabilities	87,792	83,001

Total non-current liabilities	1,063,630	1,158,263

Total liabilities	3,212,520	3,103,076

Commitments and contingencies
Stockholders’ equity:
Common stock, no par value (5,000,000 thousand shares authorized, 1,464,508 thousand shares issued)	139,437	139,437
Capital surplus	275,697	275,699
Retained earnings	516,203	480,454
Accumulated other comprehensive loss	(36,062)	(85,238)
Treasury stock, at cost (15,339 thousand shares and 15,097 thousand shares at March 31, 2010 and 2009 respectively)	(8,190)	(8,073)

Equity attributable to Nippon Oil Corporation	887,085	802,279
Noncontrolling interests	80,634	81,460

Total equity	967,719	883,739

Total liabilities and equity	4,180,239	3,986,815

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON OIL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Yen in millions
	Year Ended March 31
	2010	2009	2008
Revenues	4,981,281	6,368,424	6,548,809
Cost of sales	(4,588,857)	(6,437,691)	(6,031,480)
Selling, general and administrative expenses	(271,203)	(274,522)	(272,825)
Gain on disposition of property, plant and equipment, net	19,204	5,725	5,813
Loss on impairment of oil and natural gas properties	(7,921)	(97,627)	-
Loss on impairment of property, plant and equipment	(6,487)	(12,124)	(17,825)

Operating income (loss)	126,017	(447,815)	232,492
Interest expense, net	(22,175)	(21,127)	(23,313)
Foreign currency exchange (losses) gains, net	(3,809)	14,103	13,193
Gain on sales of investment securities, net	4,219	44	8,007
Loss on impairment of investment securities	(6,117)	(32,443)	(3,435)
Dividend income	10,063	15,168	5,558
Other income (loss), net	7,673	15,939	(14,249)

Income (loss) before income taxes and equity in earnings of affiliates	115,871	(456,131)	218,253
(Provision) benefit for income taxes:
Current	(32,612)	(43,394)	(88,915)
Deferred	(12,146)	191,561	(5,612)

	71,113	(307,964)	123,726
Equity in (losses) earnings of affiliates	(2,470)	10,362	7,674

Net income (loss)	68,643	(297,602)	131,400
Less: Net (income) loss attributable to noncontrolling interests	(3,694)	1,612	(3,375)

Net income (loss) attributable to Nippon Oil Corporation	64,949	(295,990)	128,025

		Yen

Net income (loss) per share attributable to Nippon Oil Corporation:	44.81	(204.01)	88.12
The accompanying notes are an integral part of these consolidated financial statements.

NIPPON OIL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	Year Ended March 31
	2010	2009	2008
Cash flows from operating activities:
Net income (loss)	68,643	(297,602)	131,400
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	149,690	172,083	150,483
Gain on disposition of property, plant and equipment, net	(19,204)	(5,725)	(5,813)
Loss on impairment of oil and natural gas properties	7,921	97,627	-
Loss on impairment of property, plant and equipment	6,487	12,124	17,825
Gain on sales of investment securities, net	(4,219)	(44)	(8,007)
Loss on impairment of investment securities	6,117	32,443	3,435
Equity in losses (earnings) of affiliates, net of dividends received	6,562	(2,299)	723
Deferred income taxes	12,146	(191,561)	5,612
Changes in assets and liabilities:
Accounts and notes receivable - trade, net	(150,148)	414,964	(69,234)
Inventories	(183,365)	580,432	(276,748)
Accounts and notes payable - trade	133,402	(323,120)	152,494
Pension and severance benefits	(8,465)	(10,555)	(12,327)
Income taxes payable	16,370	(52,968)	17,142
Other	(6,561)	35,895	4,699

Net cash provided by operating activities	35,376	461,694	111,684
Cash flows from investing activities:
Acquisition of investment securities and investment in affiliates	(16,342)	(168,962)	(36,210)
Proceeds from sales of investment securities	12,983	963	17,603
Purchases of property, plant, equipment and oil and natural gas properties	(191,400)	(173,620)	(262,650)
Proceeds from sales of property, plant and equipment	51,386	21,012	21,248
Acquisition of Kyushu Oil Co., Ltd., net of cash acquired	-	(13,169)	-
Other	(2,235)	8,638	(12,340)

Net cash used in investing activities	(145,608)	(325,138)	(272,349)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings and commercial paper, net	132,599	(196,630)	93,564
Proceeds from issuance of long-term debt	17,542	279,887	89,005
Repayments of long-term debt	(48,808)	(126,032)	(91,469)
Net purchases of treasury stock	(119)	(1,878)	(99)
Cash dividends paid to common stock	(29,200)	(23,383)	(17,562)
Cash dividends paid to noncontrolling interests	(5,918)	(18,023)	(7,591)

Net cash provided by (used in) financing activities	66,096	(86,059)	65,848
Effect of exchange rate changes on cash and cash equivalents	8,782	(36,941)	(4,875)

Net (decrease) increase in cash and cash equivalents	(35,354)	13,556	(99,692)
Cash and cash equivalents at beginning of year	217,091	203,535	303,227

Cash and cash equivalents at end of year	181,737	217,091	203,535

Supplemental data:
Cash paid during the year for
Interest paid	(25,032)	(28,976)	(28,968)
Income taxes paid	(16,348)	(101,663)	(76,858)
Non-cash investing and financing activities
Capital leases	3,063	6,595	3,079
The accompanying notes are an integral part of these consolidated financial statements.

NIPPON OIL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares of common stock		Yen in millions
	(in thousands)		Attributable to Nippon Oil Corporation
						Accumulated	Compre-
						Other	hensive		Non-
		Held in	Common	Capital	Retained	Comprehensive	Income	Treasury	controlling
	Issued	Treasury	Stock	Surplus	Earnings	Income (Loss)	(Loss)	Stock	Interests	Total
Balance at April 1, 2007	1,464,508	11,210	139,437	275,761	689,364	105,364		(6,158)	108,556	1,312,324
Shares purchased		1,128						(1,151)		(1,151)
Shares reissued		(1,082)		22				1,030		1,052
Dividends on common stock					(17,562)				(7,591)	(25,153)
Other equity transactions									4,329	4,329
Comprehensive income (loss):
Net income					128,025		128,025		3,375	131,400
Other comprehensive income (loss), net of taxes:
Unrealized losses on securities						(34,287)	(34,287)		(3,234)	(37,521)
Pension liability adjustment						(15,065)	(15,065)			(15,065)
Foreign currency translation adjustments						(1,289)	(1,289)		(764)	(2,053)

Total comprehensive income							77,384		(623)	76,761

Balance at March 31, 2008	1,464,508	11,256	139,437	275,783	799,827	54,723		(6,279)	104,671	1,368,162

Shares purchased		4,440						(2,191)		(2,191)
Shares reissued		(599)		(84)				397		313
Dividends on common stock					(23,383)				(18,023)	(41,406)
Other equity transactions									2,892	2,892
Comprehensive loss:
Net loss					(295,990)		(295,990)		(1,612)	(297,602)
Other comprehensive loss, net of taxes:
Unrealized losses on securities						(45,563)	(45,563)		(2,253)	(47,816)
Pension liability adjustment						(14,420)	(14,420)			(14,420)
Foreign currency translation adjustments						(79,978)	(79,978)		(4,215)	(84,193)

Total comprehensive loss							(435,951)		(8,080)	(444,031)

Balance at March 31, 2009	1,464,508	15,097	139,437	275,699	480,454	(85,238)		(8,073)	81,460	883,739

Shares purchased		280						(137)		(137)
Shares reissued		(38)		(2)				20		18
Dividends on common stock					(29,200)				(5,918)	(35,118)
Other equity transactions									2,080	2,080
Comprehensive income:
Net income					64,949		64,949		3,694	68,643
Other comprehensive income, net of taxes:
Unrealized gains on securities						13,248	13,248		1,145	14,393
Pension liability adjustment						14,213	14,213		(1,313)	12,900
Foreign currency translation adjustments						21,715	21,715		(514)	21,201

Total comprehensive income							114,125		3,012	117,137

Balance at March 31, 2010	1,464,508	15,339	139,437	275,697	516,203	(36,062)		(8,190)	80,634	967,719

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
1. Nature of Operations
Nippon Oil Corporation (“the Company”) and its consolidated subsidiaries (collectively, “Nippon Oil”) deliver a wide range of energy through operations in oil and natural gas exploration and production (“E&P”), and refining and marketing. The refining and marketing consists of two lines of operations, refined petroleum products business and petrochemical business. In addition to the above, Nippon Oil has construction operations in which it is engaged in road paving, civil engineering, design and construction of petroleum facilities and development and construction of residential and office buildings.
On April 1, 2010, Nippon Oil completed a joint share transfer with Nippon Mining Holdings, Inc. (“Nippon Mining”) under which JX Holdings, Inc., was created as a holding company of both Nippon Oil and Nippon Mining. See Note 24 “Subsequent Events,” for additional information.
2. Summary of Significant Accounting Policies
Financial statements presentation
The accompanying consolidated financial statements are the responsibility of the management of Nippon Oil. The Company and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books.
The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates.
Principles of consolidation
The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries and any variable interest entities (“VIEs”) where the Company or one of its subsidiaries is a primary beneficiary. VIEs are defined by the Financial Accounting Standards Board (“FASB”) guidance. See Note 10 “Variable Interest Entities” for a further discussion of the Nippon Oil’s involvement in VIEs. Unincorporated joint ventures in which Nippon Oil owns an undivided interest in the assets and is severally liable for their share of each liability are consolidated on a proportionate basis in accordance with FASB guidance. Intercompany transactions and accounts are eliminated.
Investments in affiliates comprise entities which are 20% to 50% owned and over which Nippon Oil has the ability to exercise significant influence. Such affiliates are mainly engaged in oil and natural gas E&P and refining and marketing operations which are insignificant individually and in aggregate. Investments in affiliates are accounted for under the equity method, after appropriate adjustments for intercompany profits and dividends. The differences between the cost of such investments and the equity in the underlying fair value of the net assets at the dates of acquisition are recognized as goodwill as a component of the investment balance. For other-than-temporary decline in the value of investments in affiliates below the carrying amount, the investment is reduced to its fair value and an impairment loss is recognized.
Certain subsidiaries, especially those engaged in oil and natural gas E&P, with a fiscal year-end on or after December 31, but prior to the Company’s fiscal year-end of March 31, are included on the basis of the subsidiaries’ respective fiscal year-ends. Fiscal year-ends differ mainly due to local statutory requirements or for facilitation of timely financial reporting. There were no significant events that occurred during the intervening period that would require adjustments to or disclosures in the accompanying consolidated financial statements.
Use of estimates
The preparation of financial statements requires management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. The accounting estimates that require most significant, difficult, and subjective judgment include:
•	the assessments of oil and natural gas reserves which affect the calculation of depreciation, depletion and amortization and the ceiling test under full cost method of accounting for oil and natural gas reserves,
•	the recognition and measurement of asset retirement obligations,
•	the measurement of financial assets and liabilities at fair value,
•	the recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax benefit) and
•	the measurement of pension and severance benefits (including the determination of various actuarial assumptions).
Actual results could differ from those estimates.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
Foreign currency translation
Financial statements of foreign entities are prepared using the functional currency of each entity and translated into Japanese yen for consolidation purposes. Monetary assets and liabilities denominated in foreign currencies are translated at appropriate year-end exchange rates and the resulting translation gains or losses are reflected in operations.
All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end exchange rates and all income and expense accounts are translated using average exchange rates for the period. The resulting difference in translation adjustments is included in accumulated other comprehensive loss.
Cash and cash equivalents
Cash and cash equivalents are comprised of cash on hand, demand deposits in banks and all highly liquid investments with insignificant risk of changes in value which have original maturities of three months or less.
Allowance for doubtful accounts
Allowance for doubtful accounts is Nippon Oil’s best estimate of the amount of probable credit losses in their existing receivables and other assets. The allowance is determined based on, but not limited to, historical write off experience adjusted for the effects of the current economic environment, assessment of inherent risks, and aging and financial performance of customers. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
Allowance for doubtful accounts was recorded as follows, offsetting of the following balance sheet captions:

	March 31
	2010	2009
Accounts and notes receivable, net	2,114	3,286
Other non-current assets	5,717	6,656

Total	7,831	9,942

Inventories
Inventories are stated at the lower of cost or market. Cost is generally determined by the average cost method.
Inventory cost comprises direct purchase costs, cost of production, transportation and manufacturing expenses. Nippon Oil recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.
Property, plant and equipment
Property, plant and equipment are carried at cost. Maintenance and repairs, including minor renewals and improvements are expensed, while major renewals and improvements are capitalized.
Buildings are depreciated using the straight line method, and machinery and equipment are depreciated mainly using the declining balance method. The estimated useful lives are as summarized below:

Buildings	2 to 50 years
Oil tanks	10 to 15 years
Machinery and equipment	7 to 15 years
When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to operations in the year of disposal, and costs and accumulated depreciation are removed from the accounts.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
Oil and natural gas properties
Nippon Oil uses the full cost method to account for its oil and natural gas properties. Under the full cost method, all costs associated with the acquisition, exploration and development of oil and natural gas reserves are capitalized and accumulated into full cost pools, on a country by country basis. Costs capitalized are those directly attributable to these activities, and do not include costs related to production, general corporate overhead or similar activities.
The sum of capitalized costs net of accumulated amortization, estimated future expenditures to be incurred in developing proved reserves, and estimated dismantlement and abandonment costs, net of estimated salvage values within each cost center, is amortized on a unit-of-production basis using estimates of proved oil and gas reserves.
Certain of the costs of investments in unproved properties and major development projects that entail significant costs to ascertain the quantities of proved reserves are excluded from capitalized costs to be amortized, until the project is evaluated.
Under the full cost method in accordance with SEC Regulation S-X Rule 4-10, capitalized costs less accumulated amortization and related deferred income taxes, shall not exceed a cost center ceiling. The cost center ceiling is defined as the sum of (i) present value of estimated future net revenues from proved reserves calculated using average prices during the 12-month period, less estimated future expenditures to be incurred in developing and producing the proved reserve, discounted at 10% per annum, (ii) the capitalized cost related to unproved properties not being amortized, (iii) the lower of cost or market value of unproved properties included in the cost being amortized, less (iv) income tax effects related to differences between the book and tax basis of (ii) and (iii) therein. If the capitalized cost less accumulated amortization and related deferred income taxes exceed the cost center ceiling, the excess are charged to operations.
Asset retirement obligations
Nippon Oil owns oil and natural gas properties that require expenditures to plug and abandon the wells when the oil and natural gas reserves in the wells are depleted, and also owns sales facilities (service stations) on leased properties that require expenditures to abandon the facilities including removal of underground oil tanks at the end of the lease terms. In accordance with the FASB guidance for “Asset Retirement Obligations,” these expenditures are recorded in the period in which the liability is incurred. Nippon Oil recognizes a liability for an asset retirement obligation at fair value in the period in which the obligation is incurred. Nippon Oil initially capitalizes the associated asset retirement costs (“ARC”) by increasing the related long-lived asset by the same amount as the liability and depreciates the ARC based on the estimated useful life of the asset using the unit of production method, straight-line method or declining-balance method as applicable.
Certain ARC capitalized are subject to the full cost ceiling. The future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet are excluded from the computation of the present value of estimated future net revenues for purposes of the full cost ceiling test calculation. Obligations for expected asset retirement costs that have not been accrued are included in the full cost ceiling test calculation in accordance with SEC Regulation S-X Rule 4-10(c)(4).
Estimating the future asset retirement obligations requires management to make estimates and judgments regarding timing, existence of a liability and what constitutes adequate restoration. Inherent in the present value calculation rates are the timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the present value of the existing asset retirement obligation liability, a corresponding adjustment is made to the related asset. Periodic accretion expense of the estimated liability is recorded in the consolidated statements of operations.
Impairment of long-lived assets
In accordance with the FASB guidance for “Impairment or Disposal of Long-Lived Assets,” Nippon Oil reviews its long-lived assets and intangible assets with finite useful lives for impairment periodically. These properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.
Long-lived assets and intangible assets with finite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset group is less than its carrying value. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with finite useful lives. Fair value is generally determined using a discounted cash flow analysis.
Intangible assets that have finite useful lives are amortized by the straight-line method over their useful lives of 8 to 30 years.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
Investment securities
Debt and marketable equity securities
Nippon Oil classifies debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity securities, available-for-sale securities or trading securities. Debt securities classified as held-to-maturity are carried at amortized cost only if Nippon Oil has the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest expense, net. Debt and marketable equity securities other than those classified as held-to-maturity are classified as available-for-sale and carried at fair value with related unrealized gains and losses reported in accumulated other comprehensive loss on a net-of-tax basis.
Individual debt and equity securities are written down to fair value when management judges a decline in estimated fair value below the cost is other-than-temporary. The amount of the reduction is reported as a loss for the year in which such determination is made. In determining other-than-temporary declines in fair value to be recognized as an impairment loss, Nippon Oil considers various factors, such as the extent which the cost exceeds the market value, the duration of the market decline, the financial condition and near-term prospects of the issuer, and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value.
The cost of debt and marketable equity securities sold is determined based on the moving-average cost method.
Non-marketable equity securities
Non-marketable equity securities are carried at cost. When an other-than-temporary decline in the value of such securities below their cost occurs, the investment is reduced to its fair value and an impairment loss is recognized. Various factors, such as the financial condition and near-term prospects of the issuer, are reviewed to judge whether the impairment is other-than-temporary.
The cost of non-marketable equity securities sold is determined based on the moving-average cost method.
Derivative financial instruments and hedging activities
Nippon Oil utilizes various derivative financial instruments to manage its exposure to fluctuations in commodity prices, variability in foreign currency exchange rates and changes in interest rates. Nippon Oil also utilizes derivative financial instruments for supply-demand adjustment and/or for arbitrage, not for speculation, in accordance with Nippon Oil’s internal policy. All derivatives are carried at fair value and are reported as other current assets/liabilities and other non-current assets/liabilities with changes in the fair value charged to operations. Changes in the fair values of (i) foreign exchange forward contracts are recognized currently in foreign currency exchange gains, net, (ii) interest rate swaps are recognized in other income (loss), net and (iii) commodity related derivatives are recognized in cost of sales. The fair values of derivative contracts are presented on a gross basis.
Environmental liabilities
Liabilities for environmental costs are recognized when it is probable that obligations have been incurred and the associated costs can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties and projected cash expenditures are not discounted.
Pension and severance benefits
Nippon Oil records annual expenses relating to its pension and severance benefit based on calculations which include various actuarial assumptions, including discount rates, expected asset rates of return, compensation increases and turnover rates. Nippon Oil reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends. Gains and losses included in accumulated other comprehensive loss are amortized using the straight-line method over five years when net gains and losses exceed ten percent of the greater of the projected benefit obligation or the market-related value of plan assets as of the beginning of the year.
Revenue recognition
Nippon Oil sells crude oil, natural gas and petroleum and chemical products generally under short-term agreements at prevailing market prices, net of royalties, discounts and allowance, as applicable. In some cases (e.g., natural gas), products may be sold under long-term agreements, with periodic price adjustments. In all cases, revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured.
Nippon Oil enters into buy/sell and similar arrangements with other domestic oil companies when crude oil and other petroleum products are held at one location but are needed at a different location. The terms of the arrangements require Nippon Oil to pay or receive the barter price per the agreement, although the balances are ultimately settled by physical shipment of the products of similar

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
grade. Nippon Oil accounts for such transactions on a net basis in its consolidated statements of operations.
Nippon Oil reports excise taxes on sales transactions on a gross basis in the consolidated statements of operations. Excise taxes of 760,313 million yen, 713,604 million yen and 776,546 million yen for the years ended March 31, 2010, 2009 and 2008, respectively, are included in revenues.
Nippon Oil recognizes construction contract revenue using the percentage-of-completion method, measured by the percentage of contract cost incurred to date compared to total estimated contract cost. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Pre-contract costs are expensed as incurred. Revenue recognized in excess of amounts billed is classified as current assets under other current assets. Amounts billed to customers in excess of revenue recognized to date are classified as current liabilities under other current liabilities. Nippon Oil anticipates that substantially all costs and estimated earnings in excess of billings on uncompleted contracts at the balance sheet date will be billed and collected in the following year.
Shipping and handling costs
Costs incurred for shipping and handling of products for an amount of 99,317 million yen, 103,885 million yen and 104,605 million yen for the years ended March 31, 2010, 2009 and 2008, respectively, are included in selling, general and administrative expenses in the consolidated statements of operations.
Research and development costs
Research and development costs are expensed as incurred.
Income taxes
Nippon Oil accounts for income taxes pursuant to the FASB guidance for income taxes. Deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements (see Note 20 “Income Taxes”). A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. The effect on deferred income tax assets and liabilities of a change in tax rates and laws is recognized in income from continuing operations in the period in which such changes are enacted.
Nippon Oil accounts for uncertain tax positions in accordance with the FASB guidance for income taxes. The guidance prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides accounting standard on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.
Following adoption of the guidance related to amounts accrued for unrecognized tax benefits, Nippon Oil included accrued interest and accrued penalties in income taxes payable.
Earnings per share
Earnings per share is computed based on the weighted average number of shares outstanding during each period.
Changes in accounting principles
Effective for the annual period ended March 31, 2010, Nippon Oil adopted the new FASB guidance for “Oil and Gas Reserve Estimation and Disclosures” with the Securities and Exchange Commission’s final rule, “Modernization of the Oil and Gas Reporting Requirements” issued on December 31, 2008. In summary, the revisions in the guidance modernize the disclosure rules to better align with current industry practices and expand the disclosure requirements for equity method investments so that more useful information is provided. More specifically, the main provisions include the following:
•	An expanded definition of oil and gas producing activities to include nontraditional resources such as bitumen extracted from oil sands.

•	The use of an average of the first-day-of-the-month price for the 12-month period, rather than a year-end price for determining whether reserves can be produced economically.

•	Amended definitions of key terms such as “reliable technology” and “reasonable certainty” which are used in estimating proved oil and gas reserve quantities.

•	A requirement for disclosing separate information about reserve quantities and financial statement amounts for geographical areas representing 15 percent or more of proved reserves.

•	Clarification that an entity’s equity investments must be considered in determining whether it has significant oil and gas activities and a requirement to disclose equity method investments in the same level of detail as is required for consolidated investments.
This guidance requires (1) the effect of the adoption to be included within each of the dollar amounts and quantities disclosed, (2) qualitative and quantitative disclosure of the estimated effect of adoption on each of the dollar amounts and quantities disclosed, if significant and practical to estimate and (3) the effect of adoption on the financial statements, if significant and practical to estimate.
Effective April 1, 2009, Nippon Oil retrospectively adopted the new FASB guidance for noncontrolling interests in subsidiaries. This guidance requires noncontrolling interests, previously called minority interests, to be presented as a separate item in the equity section of the consolidated balance sheet. It also requires the amount of consolidated net income attributable to noncontrolling interests to be clearly presented on the face of the consolidated statements of operations. Additionally, this guidance clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions, and that deconsolidation of a subsidiary requires gain or loss recognition in net income based on the fair value on the deconsolidation date. This guidance was applied prospectively with the exception of presentation and disclosure requirements, which were applied retrospectively for all periods presented.
Effective April 1, 2009, Nippon Oil implemented the new FASB guidance for “Derivative and Hedging.” This guidance did not affect amounts reported in the financial statements; it only expands the disclosure requirements for derivative instruments and hedging

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
activities. In addition, Nippon Oil now must include an indication of the volume of derivative activity by category (e.g. interest rate, commodity and foreign currency) and derivative gains and losses by category, for the periods presented in the consolidated financial statements. See Note 15 “Derivative Instruments,” for additional information.
Effective April 1, 2009, Nippon Oil adopted the new FASB guidance for “Fair Value Measurements and Disclosures,” with respect to non-financial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of this guidance did not have a material impact on Nippon Oil’s consolidated results of operations and financial position. See Note 13 “Fair Value,” for additional information.
Effective the annual period ended March 31, 2010, Nippon Oil adopted the new FASB guidance for “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This guidance requires additional disclosures about plan assets for sponsors of defined benefit pension and postretirement plans including expanded information regarding investment strategies, major categories of plan assets, and concentrations of risk within plan assets. Additionally, this guidance requires an employer to disclose information about the valuation of plan assets with respect to the fair value of plan assets such as the inputs and valuation techniques used to measure fair value and information with respect to classification of plan assets in terms of the hierarchy of the source of information used to determine their value. This guidance only requires additional disclosures, and will not affect Nippon Oil’s results of operations and financial position. See Note 17 “Pension and Severance Benefits,” for additional information.
In December 2007, the FASB issued new accounting guidance for “Business Combinations,” which applies for Nippon Oil prospectively to business combinations for which the acquisition date is on or after April 1, 2009. This guidance requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets acquired and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions. It also modifies the accounting treatment for transaction costs by requiring that these be expensed as incurred. This adoption did not have a material impact on Nippon Oil’s consolidated results of operations and financial position.
New accounting standards
In June 2009, the FASB issued new guidance for the accounting for transfers of financial assets. This new guidance eliminates the concept of a qualifying special-purpose entity; remove the scope exception from applying the accounting standards that address the consolidation of variable interest entities to qualifying special-purpose entities; change the standards for de-recognizing financial assets; and require enhanced disclosure. This new guidance is effective on April 1, 2010 for Nippon Oil. Nippon Oil is currently evaluating the effect that the adoption of this guidance will have on its consolidated results of operations and financial position.
In June 2009, the FASB issued amended guidance for determining whether to consolidate a variable interest entity. This amended guidance eliminate a mandatory quantitative approach to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis, and require an ongoing reassessment of whether an entity is the primary beneficiary. This new guidance is effective on April 1, 2010 for Nippon Oil. Nippon Oil is currently evaluating the effect that the adoption of this guidance will have on its consolidated results of operations and financial position.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
3. Inventories
The components of inventory stated at the lower of cost or market are as follows:

	March 31
	2010	2009
Merchandise and finished products	191,850	158,957
Crude oil	202,695	146,197
Crude oil and others in transit	185,411	101,188
Work in process	153,498	148,702
Raw materials and supplies	54,458	51,312
Real estate for sale	21,415	23,727

Total	809,327	630,083

As of March 31, 2010 and 2009, inventories presented above are net of lower of cost or market adjustments of 7,956 million yen and 30,027 million yen, respectively, which were included in cost of sales in the consolidated statements of operations.
4. Property, Plant, Equipment and Oil and Natural Gas Properties and Asset Retirement Obligations
Property, plant, equipment and oil and natural gas properties consist of the following:

	March 31
	2010		2009
		Accumulated		Accumulated
	Gross	Depreciation,	Gross	Depreciation,
	Carrying	Depletion and	Carrying	Depletion and
	Amount	Amortization	Amount	Amortization
Oil and natural gas properties
Subject to depreciation, depletion and amortization	528,032	388,192	467,449	333,154
Not subject to depreciation, depletion and amortization	25,061	-	20,940	-

Total oil and natural gas properties	553,093	388,192	488,389	333,154

Property, plant and equipment
Land	652,266	-	625,957	-
Buildings	872,289	585,250	881,049	589,337
Oil tanks	278,623	244,895	279,311	245,809
Machinery and equipment	1,857,191	1,464,328	1,812,472	1,398,739
Construction in progress	20,304	-	27,995	-

Total property, plant and equipment	3,680,673	2,294,473	3,626,784	2,233,885

Total	4,233,766	2,682,665	4,115,173	2,567,039

Depreciation, depletion and amortization expenses for the years ended March 31, 2010, 2009 and 2008 are 149,690 million yen, 172,083 million yen and 150,483 million yen, respectively.
The following is a summary of Nippon Oil’s oil and natural gas properties not subject to depreciation, depletion and amortization as of March 31, 2010. Evaluation of most of these properties, and therefore the inclusion of their costs in the “full cost pool,” is expected to be completed within 5 years.

	Costs Incurred in the Year Ended March 31
	2010	2009	2008	Prior to 2008	Total
Exploration costs	15,445	2,699	4,717	2,200	25,061

Total oil and natural gas properties not subject to depreciation, depletion and amortization	15,445	2,699	4,717	2,200	25,061

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
Asset retirement obligations
The asset retirement obligations consist primarily of costs related to the disposal of assets. The following table summarizes changes in asset retirement obligations for the years ended March 31, 2010, 2009 and 2008:

	Oil and Natural	Refining and
	Gas E&P	Marketing	Total

Balance at April 1, 2007	37,745	9,297	47,042
Liabilities incurred	3,035	4,306	7,341
Accretion expense	1,804	80	1,884
Liabilities settled	(760)	(1,000)	(1,760)
Exchange difference	850	-	850

Balance at March 31, 2008	42,674	12,683	55,357
Less current portion	(1,271)	(300)	(1,571)

Long-term portion	41,403	12,383	53,786

Balance at April 1, 2008	42,674	12,683	55,357
Liabilities incurred	4,097	1,975	6,072
Revisions to cash flow estimates	739	-	739
Accretion expense	1,889	98	1,987
Liabilities settled	(1,158)	(1,000)	(2,158)
Exchange difference	(13,231)	-	(13,231)

Balance at March 31, 2009	35,010	13,756	48,766
Less current portion	(2,188)	(200)	(2,388)

Long-term portion	32,822	13,556	46,378

Balance at April 1, 2009	35,010	13,756	48,766
Liabilities incurred	2,994	2,794	5,788
Revisions to cash flow estimates	3,137	-	3,137
Accretion expense	2,247	176	2,423
Liabilities settled	(1,695)	(8,696)	(10,391)
Exchange difference	2,468	-	2,468

Balance at March 31, 2010	44,161	8,030	52,191
Less current portion	(3,039)	(2,517)	(5,556)

Long-term portion	41,122	5,513	46,635

Nippon Oil cannot reasonably estimate the fair value of asset retirement obligations for certain oil and natural gas E&P assets as the specific timing of abandonment is not stipulated by laws or contract. Nippon Oil also cannot reasonably estimate the fair value of refining and marketing asset retirement obligations relating to certain oil refining facilities, oil storage facilities and company headquarters as Nippon Oil assumes that it will continue to use these assets indefinitely.
Included in the refining and marketing asset retirement obligations are those relating to service stations located on leased properties. Asset retirement obligations in relation to service stations are recorded based on the estimated costs that will be incurred at the time the lease periods are completed. Service stations subject to asset retirement obligations are stipulated in the lease agreements and Nippon Oil is required to return the leased properties in good condition at the end of lease terms. Included in the oil and natural gas E&P asset retirement obligations relate to costs of plugging the wells, and dismantling and removing oil and natural gas production facilities.
For assets that are expected to be sold in the future, asset retirement obligations are accrued based on the sale and purchase agreements at the time when the agreements are entered into.
The current portions of asset retirement obligations were included in other current liabilities and the long-term portions were included in other non-current liabilities.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
5. Leases
Capital leases
Nippon Oil leases buildings, machinery and equipment under capital leases. Leased assets held under capital leases as of March 31, 2010 and 2009 are included in property, plant and equipment as follows:

	March 31
	2010	2009
Buildings	7,358	7,885
Machinery and equipment	19,001	15,740
Less accumulated amortization	(12,621)	(10,930)

Total	13,738	12,695

The following is a schedule by year of future minimum lease payments required under capital leases together with the present value of the net minimum lease payments as of March 31, 2010:

For the years ending March 31:
2011	2,991
2012	2,783
2013	2,699
2014	2,254
2015	1,586
2016 and thereafter	3,345

Total minimum lease payments	15,658
Less amounts representing interest	(352)
Present value of net minimum lease payments included in long-term debt	15,306

Less current portion	(2,991)

Long-term capital lease obligations	12,315

Amortization of leased assets under capital leases for the years ended March 31, 2010, 2009 and 2008 amounted to 2,575 million yen, 2,262 million yen and 1,888 million yen, respectively.
Operating leases
The following is a schedule by year of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease term in excess of one year as of March 31, 2010:

For the years ending March 31:
2011	1,718
2012	1,335
2013	1,209
2014	1,170
2015	1,102
2016 and thereafter	3,594

Total minimum rental payments	10,128

Rental expenses under operating leases for the years ended March 31, 2010, 2009 and 2008 were 16,113 million yen, 17,428 million yen and 13,555 million yen, respectively.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
6. Sale and Leaseback Transaction
On January 31, 2008, Nippon Oil entered into a sale and leaseback of certain real estates properties held for rental purposes. The properties were sold to a consortium of investors for 42,319 million yen in total. Nippon Oil has accounted for this transaction in accordance with FASB Guidance of “Sale-Leaseback Transactions.” As part of the transaction, Nippon Oil provided non-recourse financing in the amount of 500 million yen to the acquiring entity in the form of a partnership interest. This interest represents a prohibited form of continuing involvement under FASB Guidance. As a result, Nippon Oil accounted for the transaction using the financing method under the standard.
Under the financing method, the book values of the real estate properties and related accumulated depreciation remain on the balance sheets and no sale was recognized. Instead, the sales prices of the properties were recorded as financing obligations and lease payments have been recognized as principal repayments and interest expenses associated with the financing obligations.
In accordance with the terms of the lease agreement, Nippon Oil is required to maintain restricted cash balances totaling 221 million yen with the landlord as rent deposits throughout the term of the lease agreement. The lease agreement and the sublease agreements between Nippon Oil and the third-party tenants of the properties are cancellable at any time.
7. Loss on Impairment of Long-lived Assets
In accordance with the full cost method of accounting, Nippon Oil performs the ceiling test for oil and natural gas properties included in the full cost pool. At March 31, 2010, Nippon Oil’s net capitalized costs of proved oil and natural gas properties exceeded the estimated future net revenues discounted at 10% net of any consideration, and consequently an impairment loss was recorded predominantly in Southeast Asia. The impairment loss for the year ended March 31, 2010 was primarily due to lower levels of commodity prices which were used to estimate future net revenues. The impairment loss for the year ended March 31, 2009 was recorded predominantly in the United States of America and Southeast Asia and the loss was primarily caused by the decline in commodity prices as of March 31, 2009 compared with March 31, 2008. No impairment loss was required to be recorded for the year ended March 31, 2008.
In connection with the overall deterioration of the economic environment, Nippon Oil also evaluated its long-lived assets other than oil and natural gas properties for impairment in accordance with the FASB guidance for the impairment or disposal of long-lived assets. For the years ended March 31, 2010, 2009 and 2008, Nippon Oil recorded impairment losses of 6,487 million yen, 12,124 million yen and 17,825 million yen, respectively, on write-downs of long-lived assets other than oil and natural gas properties. For the year ended March 31, 2010, long-lived assets other than oil and natural gas properties, with a carrying amount of 10,595 million yen were written down to their fair value of 4,108 million yen. This impairment loss was primarily related to land and buildings of certain service stations that were closed down during the year ended March 31, 2010 and in a lesser extent to land of service stations that were not in used at the beginning of the period for which fair value was affected due to a continuous drop in the price of land in Japan. The fair value of these assets was determined by unobservable inputs such as information about sales and purchases of similar assets in the same geographic area.
The impairment losses for the years ended March 31, 2010, 2009 and 2008 are as follows:

	Year Ended March 31
	2010	2009	2008
Oil and natural gas properties
Properties based on full cost method of accounting	7,921	97,627	-

	7,921	97,627	-

Property, plant and equipment
Land	4,888	9,974	12,469
Buildings	907	1,055	5,241
Other	692	1,095	115

	6,487	12,124	17,825

Total impairment loss on long-lived assets	14,408	109,751	17,825

8. Investment Securities
Debt and marketable equity securities
Available-for-sale securities are recorded at fair value, with unrealized gains and losses reported in other comprehensive income (loss) on a net of tax basis and held-to-maturity securities are recorded at amortized cost.
Investments in debt and marketable equity securities at March 31, 2010 and 2009 included in short-term investments (current assets) and investment securities (non-current assets) are summarized as follows:

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)

	March 31
	2010				2009
			Gross	Gross			Gross	Gross
		Aggregate	Unrealized	Unrealized		Aggregate	Unrealized	Unrealized
	Cost*	Fair Value	Gains	Losses	Cost*	Fair Value	Gains	Losses

Current:
Held-to-maturity securities:
Debt securities	-	-	-	-	40,000	39,408	-	592

Total short-term investments in debt securities	-	-	-	-	40,000	39,408	-	592

Non-current:
Available-for-sale securities:
Debt securities	581	575	-	6	550	522	-	28
Equity securities	149,939	209,403	59,742	278	154,029	189,232	37,944	2,741

Total available-for-sale securities	150,520	209,978	59,742	284	154,579	189,754	37,944	2,769
Held-to-maturity securities:
Debt securities	5,833	6,227	394	-	5,862	6,318	456	-

Total held-to-maturity securities	5,833	6,227	394	-	5,862	6,318	456	-

Total investments in debt and equity securities	156,353	216,205	60,136	284	160,441	196,072	38,400	2,769

At March 31, 2010, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2010
	Available-for-Sale		Held-to-Maturity
		Aggregate		Aggregate
	Cost*	Fair Value	Cost*	Fair Value
Due in one year or less	-	-	-	-
Due after one year through five years	81	81	5,833	6,227
Due after five years through ten years	-	-	-	-
Due after ten years	500	494	-	-

	581	575	5,833	6,227

* Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when an other-than-temporary impairment is recognized. See discussion below.
At March 31, 2010, debt securities classified as held-to-maturity mainly consist of corporate bonds and Japanese government bonds with maturities of five years or less.
Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2010, 2009 and 2008 are as follows:

	Year Ended March 31
	2010	2009	2008
Proceeds from sales of available-for-sale securities	10,267	760	9,604
Gross realized gains	4,169	34	7,739
Gross realized losses	913	12	12
For the years ended March 31, 2010, 2009 and 2008, Nippon Oil recorded realized losses of 1,079 million yen, 32,065 million yen and 3,115 million yen, respectively, on write-downs of available-for-sale securities to reflect the decline in market value considered to be other-than-temporary for a portion of its marketable equity securities.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
Nippon Oil’s available-for-sale securities, classified by length of unrealized loss position at March 31, 2010 and 2009 follows:

	March 31, 2010
	Less Than 12 Months		12 Months or Longer		Total
		Gross		Gross		Gross
	Aggregate	Unrealized	Aggregate	Unrealized	Aggregate	Unrealized
	Fair Value	Losses	Fair value	Losses	Fair Value	Losses
Debt securities	575	6	-	-	575	6
Equity securities	7,760	278	-	-	7,760	278

Total	8,335	284	-	-	8,335	284

	March 31, 2009
	Less Than 12 Months		12 Months or Longer		Total
		Gross		Gross		Gross
	Aggregate	Unrealized	Aggregate	Unrealized	Aggregate	Unrealized
	Fair Value	Fair Value	Fair Value	Fair Value	Fair Value	Fair Value
Debt securities	522	28	-	-	522	28
Equity securities	25,967	2,741	-	-	25,967	2,741

Total	26,489	2,769	-	-	26,489	2,769

At March 31, 2010, Nippon Oil’s investment in available-for-sale securities in an unrealized holding loss position consisted of companies in various industries. The severity of decline in fair value below cost was 2% to 8% and the duration was less than six months. As a result of the evaluation of the individual severities and duration of these declines, Nippon Oil believes the fair value of these securities will recover in the near term. Based on that evaluation and Nippon Oil’s intent and ability to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, Nippon Oil did not consider these investments to be other-than-temporarily impaired at March 31, 2010.
Non-marketable equity securities
Non-marketable equity securities representing investments in unlisted companies are carried at cost; however, if the fair value of an investment has declined and such decline is judged to be other-than-temporary, the investment is written down to its estimated fair value. Loss on write-downs of these investments recognized to reflect declines in fair value considered to be other-than-temporary were 5,038 million yen, 378 million yen and 320 million yen for the years ended March 31, 2010, 2009 and 2008, respectively.
Aggregate carrying amount of non-marketable equity securities accounted for the cost method totaled 23,421 million yen and 23,138 million yen as of March 31, 2010 and 2009, respectively. Investments with an aggregate carrying amount of 23,370 million yen at March 31, 2010 were not evaluated for impairment because it is not practicable to estimate their fair value of the investments due to the lack of a public market price and difficulty in estimating fair value without incurring excessive cost, in addition Nippon Oil did not identify any events or changes in circumstances that might have had significant adverse effects on their fair value.
9. Business Combination
For the year ended March 31, 2009
Acquisition of Kyushu Oil Co., Ltd.
Nippon Oil held 10% of the outstanding shares of Kyushu Oil Co., Ltd. (“Kyushu Oil”), which was engaged in the production, refining, and sale of petrochemical products. Kyushu Oil had one refinery and engaged in service station operations and sale of petrochemical products in the Kyushu region in Japan. On September 30, 2008, in order to strengthen Nippon Oil’s relationship with Kyushu Oil and competitiveness on a global basis, Nippon Oil acquired the remaining 90% interest in Kyushu Oil for 15,235 million yen in cash.
The results of operations of Kyushu Oil have been included in Nippon Oil’s consolidated statement of operations since the acquisition date.
Nippon Oil accounted for the acquisition under the purchase method. The purchase price of Kyushu Oil was allocated to the assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date. Fair value of net assets acquired amounted to 17,195 million yen. The difference between fair value of net assets acquired and the purchase price resulted in an excess over cost of 1,960 million yen, which was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to non-current assets acquired.
Supplemental pro forma information of revenue, income before extraordinary items, net income (loss), and earnings (loss) per share with assumed acquisition dates of Kyushu Oil as of April 1, 2008 would not materially differ from the amounts reported in the accompanying consolidated statements of operations for the years ended March 31, 2009 and 2008.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
10. Variable Interest Entities
Nippon Oil holds a 12.2% interest in the Indonesian Tangguh LNG project which engages in the exploration, development, production, and marketing of natural gas products. In March 2006, a project finance corporation in which Nippon Oil provided 26.5% of capital investment was established in order to raise funds and provide financing to the project. The project finance corporation is funded by borrowing from banks to which Nippon Oil and other project participants, who hold beneficial interests in the project, provide guarantees. The project finance corporation is a variable interest entity because it was established with a nominal amount of equity, which was considered insufficient relative to the total amount of funds raised. Nippon Oil is not the primary beneficiary of the project finance corporation as Nippon Oil does not hold variable interests that absorb the majority of the expected losses or the expected residual returns.
Nippon Oil holds a 36.4% interest in Japan Papua New Guinea Petroleum Company through an equity method investment. Japan Papua New Guinea Petroleum Company holds a 4.7% interest in the Papua New Guinea LNG project which engages in the development, production, and marketing of liquefied natural gas since December 2009. The project aims to produce 6.3 million metric tons of LNG per annum. In order to fund the project, a project finance corporation was established and Nippon Oil provided 4.7% of its initial capital. The project finance corporation is funded by borrowings from banks to which Nippon Oil and other project participants, who hold beneficial interests in the project, provide guarantees. Nippon Oil concluded that the project finance corporation is a variable interest entity because it was established with a nominal amount of equity, which was considered insufficient relative to the total amount of funds raised. Nippon Oil is not the primary beneficiary of the project finance corporation as Nippon Oil does not hold variable interests that absorb a majority of the expected losses or the expected residual returns.
Following table represents the total assets of two project finance corporations and the carrying amounts of Nippon Oil’s capital investments as of March 31, 2010 and March 31, 2009. Also Nippon Oil extended guarantees for these two projects and the principal amounts of the guarantees and maximum exposures associated with these two projects as of March 31, 2010 and March 31, 2009 were as follows:

	March 31
	2010			2009
	On-Balance			On-Balance
	Sheet Assets			Sheet Assets
	and Liabilities			and Liabilities
	Total Assets	Investments	Maximum Exposure	Total Assets	Investments	Maximum Exposure

Project finance	105,193	438	438	97,977	3	3
Guarantees	-	-	26,998	-	-	20,764

Total	105,193	438	27,436	97,977	3	20,767

The differences between the amounts of the on-balance-sheet assets and liabilities and the maximum exposure to loss mainly related to the difference between the principal amounts of the guarantee and the liabilities recognized in Nippon Oil’s balance sheets.
The amount of maximum exposure to loss was determined based on the carrying amounts of the on-balance-sheet assets and any off-balance-sheet exposure associated with the project finance corporations. These amounts represent the maximum loss that Nippon Oil could potentially incur and do not necessarily reflect likelihood or possibility of loss.
11. Construction Contracts
Costs and estimated earnings and billings on uncompleted contracts as of March 31, 2010 and 2009 are as follows:

	Year Ended March 31
	2010	2009
Costs incurred on uncompleted contracts	42,708	37,048
Estimated earnings	2,245	1,580

	44,953	38,628
Less billings to date	(23,735)	(21,820)

	21,218	16,808
Included in accompanying balance sheets under the following captions:
Other current assets	22,339	21,417
Other current liabilities	(1,121)	(4,609)

	21,218	16,808

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
12. Related Party Transactions
Nippon Oil did not have any material related party transactions as of and for the years ended March 31, 2010, 2009 and 2008.
Dividends received from affiliates accounted for the equity method for the years ended March 31, 2010, 2009 and 2008 were 4,092 million yen, 8,063 million yen, and 8,397 million yen, respectively.
Nippon Oil owns a 29% interest in Japan Oil Transportation Co., Ltd., a listed company on the Tokyo Stock Exchange, and accounts for this investment using the equity method. Nippon Oil also owns a 31% interest in Kyogoku Unyu Shoji Co., Ltd., a listed company on the JASDAQ, and also accounts for this investment using the equity method. The total market values of these investments at March 31, 2010 and 2009 were 2,286 million yen and 2,121 million yen, respectively and the total carrying amounts of these investments at March 31, 2010 and 2009 were 3,914 million yen and 3,832 million yen, respectively. As Nippon Oil intends to hold these investments indefinitely and expects the fair value to recover, the decline in fair value below the affiliates’ carrying amounts is deemed to be temporary.
13. Fair Value
The FASB guidance for fair value measurements defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, Nippon Oil considers the principal or most advantageous market in which Nippon Oil would transact and assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
Fair value hierarchy
The FASB guidance for fair value measurements establishes three levels of inputs that may be used to measure fair value:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
For Nippon Oil, Level 1 inputs are used to measure marketable equity securities and marketable debt securities. When quoted prices are available in an active market, Nippon Oil uses the quoted market prices to measure the fair values of these marketable equity securities and marketable debt securities.
Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.
For Nippon Oil, Level 2 inputs are used to measure debt securities, interest rate swaps, foreign currency forward contracts, and commodity swaps. Derivative contracts entered into by Nippon Oil are traded over-the-counter and valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs. The valuation models and inputs vary depending on the types and contractual terms of the derivatives. The key inputs include interest rate yield curve, foreign currency exchange rate, volatility, credit quality of the counterparty or Nippon Oil and spot price of the underlying. These models are commonly accepted in the financial industry and key inputs to the models are readily observable from an actively quoted market.
Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.
For Nippon Oil, Level 3 inputs are used to measure certain commodity forward contracts that are valued using non-binding quotes obtained from independent broker-dealers, where corroborated data is not available for all significant inputs into their proprietary valuation models that are based on discounted cash flows. The non-binding quotes from independent broker-dealers are validated by pricing models that include estimates developed by using correlation to crude oil related indices, such as NYMEX WTI. Derivatives that are valued based on models with significant unobservable input are classified in Level 3 of the valuation hierarchy.
Assets/liabilities measured at fair value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of March 31, 2010 and 2009:

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)

	Fair Value Measurements as of March 31, 2010 using
	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Instruments	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total Balance
Assets:
Marketable equity securities	209,403	-	-	209,403
Debt securities	81	494	-	575
Derivatives	-	5,027	26,282	31,309

Total assets measured at fair value	209,484	5,521	26,282	241,287

Liabilities:
Derivatives	-	13,943	676	14,619

Total liabilities measured at fair value	-	13,943	676	14,619

	Fair Value Measurements as of March 31, 2009 using
	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Instruments	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total Balance
Assets:
Marketable equity securities	189,232	-	-	189,232
Debt securities	-	522	-	522
Derivatives	-	3,082	22,298	25,380

Total assets measured at fair value	189,232	3,604	22,298	215,134

Liabilities:
Derivatives	-	9,829	1,198	11,027

Total liabilities measured at fair value	-	9,829	1,198	11,027

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, using significant unobservable inputs (Level 3) for the years ended March 31, 2010 and 2009:

Fair Value
Measurements Using
Significant Unobservable
Inputs (Level 3)
Derivatives
Balance at April 1, 2008	44,556
Total net losses (realized and unrealized) included in earnings	(8,842)
Purchase and settlements, net	(14,614)

Balance at March 31, 2009	21,100

Total net gains (realized and unrealized) included in earnings	11,621
Purchase and settlements, net	(7,115)

Balance at March 31, 2010	25,606

Changes in unrealized gains or losses included in earnings relating to assets and liabilities still held as of March 31, 2010 and 2009 are 4,506 million yen in total net gains and 28,013 million yen in total net losses, respectively.
Gains and losses (realized and unrealized) from the derivatives classified in Level 3 of the valuation hierarchy included in earnings for the years ended March 31, 2010 and 2009 are reported in cost of sales in the consolidated statements of operations.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
Assets measured at fair value on a non-recurring basis
Non-marketable equity securities with a carrying amount of 5,089 million yen were written down to their evaluated fair value of 51 million yen, resulting in an other-than-temporary impairment charge of 5,038 million yen, which was included in earnings for the year ended March 31, 2010. These are primarily valued by unobservable inputs (Level 3) based on financial information obtained from investees or third parties.
The long-lived assets which were written down to their fair value, resulting in an impairment charge is discussed on Note 7 “Loss on Impairment of Long-lived Assets.”
14. Fair Value of Financial Instruments
Summarized below is a comparison of the carrying amounts and fair value amounts of derivatives and other financial instruments as at March 31, 2010 and 2009. The following summary excludes cash and cash equivalents, time deposits, accounts receivable, short-term borrowings, and accounts payable where the differences between the carrying amounts and the fair values are not significant. The summary also excludes Investment securities which are disclosed in Note 8 “Investment Securities.”

	March 31
	2010		2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Foreign currency forward contracts	4,512	4,512	227	227
Interest rate swaps	(9,505)	(9,505)	(8,294)	(8,294)
Commodity related derivatives	21,683	21,683	22,420	22,420
Long-term debt (including current portion)	(872,567)	(884,115)	(933,518)	(935,516)
The following assumptions are used to estimate the fair value of the financial instruments in the above table.
Derivative financial instruments
The assumptions used to estimate derivative financial instruments, including foreign currency forward contracts, interest rate swaps, commodity related derivatives are discussed in Note 13 “Fair Value.”
Long-term debt (including current portion)
For certain unsubordinated and subordinated debt, the fair values are estimated based on quoted market prices of the debt instruments. The fair values of other long-term debt are estimated using a discounted cash flow model based on rates applicable to Nippon Oil for debt with similar terms and remaining maturities.
15. Derivative Instruments
Nippon Oil implemented the new FASB disclosure requirement for derivatives and hedging, as of April 1, 2009. Implementation of this guidance did not have any effect on Nippon Oil’s results of operations, financial position, nor any effect on Nippon Oil’s use of derivative instruments. However, this guidance amended and expanded the disclosures required in order to provide an enhanced understanding of how and why Nippon Oil uses derivative instruments, how derivative instruments are accounted for, and how derivative instruments affect Nippon Oil’s consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows.
In the normal course of business, Nippon Oil recognizes several types of risk and uses various types of derivative instruments to manage those risks. Nippon Oil’s derivative instruments primarily include interest rate swaps, foreign currency forward contracts, certain commodity forward contracts, and commodity swaps.
Nippon Oil is mainly exposed to market risk from changes in commodity prices, foreign currency exchange rates and interest rates. In order to manage the risk arising from changes in commodity prices, foreign exchange rates and interest rates, Nippon Oil enters into certain derivative financial instruments, which it does not hold or issue for trading purposes or to generate income, and manages these financial exposures as an integral part of the its overall risk management strategy.
The following table summarizes the notional amount and open position of derivative contracts outstanding as of March 31, 2010:

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)

March 31, 2010
Notional Amounts
Foreign currency forward contracts:
To sell foreign currencies (millions of US$)	229
To buy foreign currencies (millions of US$)	2,137
Interest rate swaps (millions of yen)	238,627

March 31, 2010
Open Position
Commodity related derivatives:
Crude oil and refined products (barrels)	2,000
Refined products (kiloliters)	852,728
Derivative instruments measured at fair value as of March 31, 2010, and their classification on the consolidated balance sheet and the consolidated statement of operations are as follows:
Consolidated balance sheet: fair value of derivatives not designated as hedging instruments

		March 31, 2010		March 31, 2010
				Liability
Type of Derivative	Balance Sheet	Asset Derivatives	Balance Sheet	Derivatives
Instruments	Classification	- Fair Value *	Classification	- Fair value *
Foreign currency forward contracts:	Other current assets	5,027	Other current liabilities	(515)

Interest rate swaps:	Other current assets	-	Other current liabilities	(7,540)
	Other non-current assets	-	Other non-current liabilities	(1,965)

Commodity related derivatives:	Other current assets	8,069	Other current liabilities	(1,564)
	Other non-current assets	18,213	Other non-current liabilities	(3,035)

Total		31,309		(14,619)

* The fair value of derivative instruments is presented on a gross basis. Cash collateral receivable and payable associated with derivative instruments is not added to or netted against the fair value amounts.
Consolidated statement of operations: the effect of derivatives not designated as hedging instruments

		Year Ended
Type of Derivative Contract	Statement of Operations Classification	March 31, 2010
Foreign currency forward contracts:	Foreign currency exchange gain (loss), net	(6,041)
Interest rate swaps:	Other income (loss), net	(1,707)
Commodity related derivatives:	Cost of sales	7,018

	Total	(730)

16. Short-term Borrowings, Commercial Paper and Long-term Debt
Short-term borrowings are principally unsecured and generally represent borrowings from banks with the weighted-average interest rates of 0.94% and 1.3% for the years ended March 31, 2010 and 2009, respectively. The weighted-average interest rates of commercial paper are 0.12% and 0.6% for the years ended March 31, 2010 and 2009, respectively.
These short-term borrowings also include secured borrowings resulting from the transfers of accounts and notes receivable, net, which do not meet the criteria for a sale pursuant to the FASB guidance for the accounting for transfers of financial assets and are accounted for as secured borrowings with pledge of collateral. The transferred assets are restricted solely to satisfy the obligation of the pledge. Such short-term borrowings as of March 31, 2010 and 2009 are 62,439 million yen and 64,037 million yen, respectively.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
Long-term debt as of March 31, 2010 and 2009 is comprised of the following:

	March 31
	2010	2009
Loans from banks, life insurance companies and government agencies, due through March 2021 at interest rates ranging from 0.44% to 4.51%
Secured	18,104	18,615
Unsecured	615,262	635,556
Unsecured bonds denominated in yen, due through June 2018, at interest rates ranging from 0.90% to 2.48%	180,240	220,000
Unsecured Eurobonds denominated in yen, due through April 2013, at interest rates ranging from 1.16% to 1.62%	4,982	5,021
Financing obligation associated with sale and leaseback (Note 6 “Sale and Leaseback Transactions”)
Secured	38,673	40,174
Capital lease obligations
Due March 2010 to March 2017 with a weighted-average interest rate of 2.3%	15,306	14,152

	872,567	933,518
Less current portion	(94,603)	(90,167)

	777,964	843,351

Aggregate amounts of maturities of long-term debt during the next five years and thereafter are as follows:

Year ending March 31,
2011	94,603
2012	88,789
2013	109,415
2014	99,223
2015	107,777
Thereafter	372,760

872,567

Pledged assets
As is customary in Japan, both short-term and long-term bank loans are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.
Assets pledged as of March 31, 2010 and 2009 as collateral for long-term debt or other debt are as follows:

	March 31
	2010	2009
Land	253,100	256,783
Other property, plant and equipment, net	305,314	356,780
Investment securities	486	451
Long-term receivables (included in other non-current assets)	556	1,074

	559,456	615,088

Credit facilities
Nippon Oil has secured a commitment line contract with a syndicate of five banks in the amount of 100,000 million yen that can be used for general corporate purposes until April 2014 and another commitment line contract with a bank in the amount of 50,000 million yen in case of major earthquakes that may affect its facilities until March 2012. There were no borrowings under the commitment lines as of March 31, 2010. In addition, the Company and three foreign subsidiaries have secured a commitment line contract with a syndicate of three banks in the amount of US$200 million that can be used for general corporate purposes until April 2012. There were no borrowings under the commitment line as of March 31, 2010.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
17. Pension and Severance Benefits
Nippon Oil has defined benefit pension plans for the domestic employees who are entitled to receive lump-sum indemnities or/and pension payments upon retirement. The majority of pension plans of Nippon Oil are based on the “point-based benefits system.” Under the point-based benefits system, benefits are calculated based on the accumulated points allocated to the employees each year according to their job classifications and the length of service. Nippon Oil uses its year-end as the measurement date.
Funded status
Reconciliations of beginning and ending funded status of the benefit obligation and the fair value of plan assets are as follows:

	Year Ended March 31
	2010	2009
Change in benefit obligation:
Benefit obligation at beginning of year	240,545	248,770
Service cost	6,125	6,348
Interest cost	5,360	5,081
Effect of newly acquired consolidated subsidiaries	-	6,967
Benefits paid	(18,158)	(15,048)
Actuarial loss (gain)	92	(11,573)

Benefit obligation at end of year	233,964	240,545

Change in plan assets:
Fair value of plan assets at beginning of year	164,727	189,904
Actual return on plan assets	21,342	(31,807)
Employer contributions	16,966	15,251
Effect of newly acquired consolidated subsidiary	-	3,734
Benefits paid	(15,559)	(12,355)

Fair value of plan assets at end of year	187,476	164,727

Funded status	46,488	75,818

Amounts included in the consolidated balance sheets as of March 31, 2010 and 2009 are as follows:

	March 31
	2010	2009
Other non-current assets	11	-
Pension and severance benefits	46,499	75,818

Weighted-average assumptions used to determine benefit obligations:
Discount rate	2.4%	2.3%
Nippon Oil’s contributions for the year ending March 31, 2011 are expected to be approximately 16 billion yen.
Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with project benefit obligations in excess of plan assets is as follows:

	March 31
	2010	2009
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	226,041	234,504
Plan assets	184,753	164,727

Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	231,252	240,545
Plan assets	184,753	164,727

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
Assumptions
The weighted-average assumptions used to determine the net periodic benefit cost for the years ended March 31, 2010, 2009 and 2008 are as follows:

	Year Ended March 31
	2010	2009	2008
Weighted-average assumptions:
Discount rate	2.3%	2.1%	2.2%
Expected long-term return on plan assets	3.0%	3.0%	3.0%
To determine the expected long-term rate of return on plan assets, Nippon Oil considers current and expected asset allocations, as well as historical and expected long-term rate of return on various categories of plan assets.
Net periodic benefit cost
Net periodic benefit cost for pension plans for the years ended March 31, 2010, 2009 and 2008 consists of the following components:

	Year Ended March 31
	2010	2009	2008
Service cost	6,125	6,348	6,279
Interest cost	5,360	5,081	5,264
Expected return on plan assets for the period	(4,915)	(4,497)	(5,334)
Recognized actuarial loss	5,449	474	—

Net periodic benefit cost	12,019	7,406	6,209

In addition to the net periodic benefit cost in the table above, Nippon Oil recorded charges of 1,014 million yen, 2,765 million yen and 825 million yen for the years ended March 31, 2010, 2009 and 2008, respectively, due to voluntary termination benefits provided to employees related to early retirements.
The estimated net actuarial loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during the year ending March 31, 2011 is 1,429 million yen.
At March 31, 2010 and 2009, actuarial loss recognized in accumulated other comprehensive loss but not recognized in net periodic pension cost are 27,950 million yen and 49,695 million yen, respectively.
Plan assets
As discussed in Note 2 “Summary of Significant Accounting Policies,” Nippon Oil adopted the accounting new guidance on employers’ disclosures on postretirement benefit plan assets for the annual period ended March 31, 2010. The guidance expands the disclosure set forth in the previous guidance by adding required disclosures about (1) how investment allocation decisions are made by management, (2) major categories of plan assets, and (3) significant concentrations of risk. Additionally, this guidance requires an employer to disclose information related to the valuation of plan assets similar to that required under the accounting guidance on fair value measurements. See Note 13 “Fair Value” for a discussion of the fair value hierarchy.
Nippon Oil’s investment strategy for benefit plan assets reflects a long-term view, a careful assessment of the risks inherent in various asset classes and broad diversification to reduce the risk of the portfolio. The primary investment objectives of the pension plan assets are to achieve the highest rate of total return within prudent levels of risk and liquidity, to diversify and mitigate potential downside risk associated with the investments, and to provide adequate liquidity for benefit payments. The asset portfolio is updated every three years using pension plan asset/liability studies, or whenever necessary, for example when there are material changes to the economic environment.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
Target allocation by asset category is as follows:

Target
Allocation
Japanese equity securities	22%
Japanese debt securities	49%
Foreign equity securities	14%
Foreign debt securities	11%
Life insurance company general accounts and other	4%

Total	100%

Nippon Oil invests through individual or pooled funds to achieve its objectives of diversifying risks while minimizing costs. The equity securities are selected primarily from stocks that are listed on the securities exchanges. The debt securities are selected primarily from government bonds, public debt instruments, and corporate bonds. Pooled funds are selected using strategies consistent with the equity and debt securities described above. As for investments in life insurance company general accounts, the contracts with the insurance companies include a guaranteed interest rate and return of capital.
The fair values of Nippon Oil’s benefit plan asset by assets category as of March 31, 2010 are as follows:

	March 31, 2010
	Level 1	Level 2	Level 3	Total

Cash	2,058	-	-	2,058
Equity securities
Japanese equity securities	6,870	-	-	6,870
Pooled funds – Japanese equity securities	-	39,798	-	39,798
Pooled funds – Foreign equity securities	-	30,484	-	30,484
Debt securities
Japanese governmental bonds	2,480	-	-	2,480
Japanese other bonds	-	966	-	966
Pooled funds – Japanese bonds (a)	-	63,382	-	63,382
Pooled funds – Foreign bonds (b)	-	20,010	-	20,010
Life insurance company general accounts and other	-	21,428	-	21,428

Total plan assets	11,408	176,068	-	187,476

(a)	These funds invest in approximately 75% Japanese government bonds, 14% municipal bonds, and 11% corporate bonds.

(b)	These funds invest mainly in foreign government bonds.
The classification of fair value measurements within hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows:
     Equity Securities:
Equity securities are valued based on the quoted market prices reported on the active market on which the individual securities are traded. Pooled funds are valued at the net asset value per shares multiplied by the number of shares held as of the measurement date, as determined by the quoted market prices reported on the active market on which the individual securities are traded, or pricing vendors or fund family if an active market is not available.
     Debt Securities:
Government bonds are valued based on the quoted market prices reported on the active market on which the individual securities are traded. Other bonds are valued at quoted prices for identical assets in markets that are not active. Pooled funds are valued at the net asset value per shares multiplied by the number of shares held as of measurement date, as determined by the quoted market prices reported on the active market on which the individual securities are traded, or pricing vendors or fund family if an active market is not available.
     Life insurance company general accounts:
Investments in life insurance company general accounts are valued at conversion value.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
Estimated future benefit payments
The expected benefit payments for Nippon Oil’s pension plans are as follows:

Year ending March 31,
2011	15,779
2012	16,173
2013	16,815
2014	16,355
2015	15,805
2016 through 2020	72,145
18. Commitments and Contingencies
Litigation
Nippon Oil is subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. While the management of Nippon Oil believes that these actions will not have a material effect on its consolidated result of operations or financial position, ultimate liabilities from these actions, if any, cannot be estimated. Accordingly, no accrual for potential losses has been provided.
Purchase commitments
Following table shows a schedule of purchase commitments as of March 31, 2010.

	Payments Due by Year Ending March 31
	2011	2012 - 2015	2016 - beyond	Total
Firm capital commitments	11,378	2,695	-	14,073
Other purchase commitments	7,391	8,413	6,809	22,613
The firm capital commitments of 14,073 million yen relate to the commitment for the purchase of property, plant and equipment. Other purchase commitments of 22,613 million yen mainly pertain to short-term and long-term maintenance agreements for refinery equipment.
This table excludes commodity purchase obligations (volumetric commitments but no fixed or minimum price) which are processed into refined petroleum products or petrochemical products that are sold in Nippon Oil’s ordinary course of business.
Additionally, Nippon Oil has numerous long-term sales and purchase commitments in various business activities, all of which are expected to be fulfilled with no significant adverse consequences to Nippon Oil’s operations or financial position. Nippon Oil did not have any other material unconditional purchase obligations that are noncancelable or cancelable under certain conditions.
Environmental liabilities
Nippon Oil is subject to extensive environmental protection laws and regulations in Japan and other jurisdictions, and compliance with existing and anticipated laws and regulations increases the overall cost of operating Nippon Oil’s businesses, including remediation, operating costs and capital costs to construct, maintain and upgrade equipment and facilities. However the existing laws and regulations did not result in significant liabilities or loss contingencies for remediation being recorded on Nippon Oil’s balance sheets as of March 31, 2010 and 2009.
Other contingencies
Nippon Oil provides guarantees in relation to certain obligations of its employees and affiliates. Guarantees provided to employees mainly relate to mortgage loans with contract periods of two to thirty years. Guarantees provided to affiliates mainly relate to project financing arrangements as well as borrowings used to finance their working capital, with contract periods ranging from one to twenty-five years. Nippon Oil is liable for making payments on behalf of the guaranteed parties in the event they fail to fulfill the obligations under the contracts. Nippon Oil is exposed to a maximum potential future payment of 59,078 million yen and 48,623 million yen as of March 31, 2010 and 2009, respectively. The carrying amounts of the liability for Nippon Oil’s obligation under these guarantees were immaterial as of March 31, 2010 and 2009.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
19. Equity
The Companies Act of Japan provides that an amount equal to 10% of distributions from retained earnings paid by the Company and its Japanese subsidiaries should be appropriated as a legal reserve. No further appropriations are required when the total amount of the capital surplus and the legal reserve equals 25% of their respective stated capital. The Companies Act of Japan also provides that capital surplus and legal reserve are available for appropriations by the resolution of the stockholders.
The amount available for dividends under the Companies Act of Japan is based on the amount recorded in Nippon Oil’s books of account in accordance with financial accounting standards of Japan. Such amount was 304,084 million yen at March 31, 2010.
Retained earnings at March 31, 2010 do not reflect current year-end dividends in the amount of 11,678 million yen which were approved at the Ordinary General Shareholders’ Meeting, held on June 28, 2010.
Cash dividends per share for the years ended March 31, 2010, 2009 and 2008 were 18 yen, 20 yen and 12 yen, respectively, based on dividends declared with respect to earnings for the periods.
Retained earnings at March 31, 2010 include 25,266 million yen relating to equity in undistributed earnings of companies accounted for by the equity method.
Each component of other comprehensive income (loss) including income taxes (charged) credited directly to equity for the years ended March 31, 2010, 2009 and 2008 are comprised of the following:

	Year Ended March 31
	2010	2009	2008
Unrealized gains (losses) on securities:
Balance at beginning of year	17,887	65,703	103,224
Unrealized losses on securities, net	27,410	(51,886)	(54,971)
Tax effects	(11,383)	21,363	22,205

Adjustments for year	16,027	(30,523)	(32,766)

Reclassification adjustments	(2,755)	(29,157)	(8,016)
Tax effects	1,121	11,864	3,261

Adjustments for year	(1,634)	(17,293)	(4,755)

Balance at end of year	32,280	17,887	65,703

Pension liability adjustment:
Balance at beginning of year	(29,485)	(15,065)	-
Pension liability adjustment	16,301	(24,879)	(25,517)
Tax effects	(6,633)	10,179	10,452

Adjustments for year	9,668	(14,700)	(15,065)

Reclassification adjustments	5,449	474	-
Tax effects	(2,217)	(194)	-

Adjustments for year	3,232	280	-

Balance at end of year	(16,585)	(29,485)	(15,065)

Foreign currency translation adjustments:
Balance at beginning of year	(75,130)	9,063	11,116
Foreign currency translation adjustments	22,873	(86,906)	(2,026)
Tax effects	(1,672)	2,713	(27)

Adjustments for year	21,201	(84,193)	(2,053)

Balance at end of year	(53,929)	(75,130)	9,063

Accumulated other comprehensive (loss) income - Total:
Balance at beginning of year	(86,728)	59,701	114,340
Other comprehensive income (loss)	69,278	(192,354)	(90,530)
Tax effects	(20,784)	45,925	35,891

Adjustments for year	48,494	(146,429)	(54,639)

Balance at end of year	(38,234)	(86,728)	59,701

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
Accumulated other comprehensive income (loss) attributable to Nippon Oil presented in the Equity section of the consolidated balance sheets included:

	March 31
	2010	2009
Unrealized holding gains on securities	27,950	14,702
Pension liability adjustment	(15,272)	(29,485)
Foreign currency translation adjustment	(48,740)	(70,455)

Accumulated other comprehensive loss	(36,062)	(85,238)

20. Income Taxes
Nippon Oil is subject to a number of different income tax rates, which, in the aggregate, resulted in a statutory tax rate in Japan of approximately 40.7% in the fiscal years ended March 31, 2010, 2009 and 2008.
The income (loss) before income taxes and equity income by domestic and foreign source and income tax (expense) benefit for the years ended March 31, 2010, 2009 and 2008 consisted of the following:

	Year Ended March 31
	2010	2009	2008
Income (loss) before income taxes and equity in earnings of affiliates:
Domestic	90,954	(489,709)	124,346
Foreign	24,917	33,578	93,907

Total	115,871	(456,131)	218,253

Income taxes-current:
Domestic	(15,095)	(8,614)	(53,350)
Foreign	(17,517)	(34,780)	(35,565)

Sub total	(32,612)	(43,394)	(88,915)

Income taxes-deferred:
Domestic	(17,453)	200,877	(4,585)
Foreign	5,307	(9,316)	(1,027)

Sub total	(12,146)	191,561	(5,612)

(Provision) benefit for income taxes	(44,758)	148,167	(94,527)

Reconciliations of the differences between the statutory tax rates and the effective tax rates are as follows:

	Year Ended March 31
	2010	2009	2008
Statutory tax rate	40.7%	(40.7)%	40.7%
Increase (decrease) in taxes resulting from:
Non-deductible expenses	2.2	0.7	1.1
Non-taxable dividend income	(4.1)	(1.1)	(1.7)
Difference in statutory tax rates	(4.7)	0.6	1.8
Changes in valuation allowance	3.1	9.3	0.9
Other	1.4	(1.3)	0.5

Effective tax rate	38.6%	(32.5)%	43.3%

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
The tax effects of temporary differences and tax loss carryforwards which result in deferred tax assets and liabilities at March 31, 2010 and 2009, are as follows:

	March 31
	2010	2009
Deferred tax assets:
Impairment of property, plant and equipment and oil and natural gas properties	72,141	77,336
Pension and severance benefits	19,642	31,386
Net operating loss carryforwards	223,198	233,703
Impairment of investment securities	42,194	36,342
Depreciation	10,051	9,809
Allowance for doubtful accounts	5,593	5,080
Other	86,333	77,404

Gross deferred tax assets	459,152	471,060
Less valuation allowance	(151,201)	(149,219)

Total deferred tax assets	307,951	321,841

Deferred tax liabilities:
Business combinations	(84,180)	(84,297)
Net unrealized appreciation on securities	(39,250)	(29,191)
Tax reserves taken against differences in basis for depreciation and other properties	(46,141)	(50,669)
Derivatives	(8,999)	(6,673)
Excess amounts over the tax basis of investments in foreign subsidiaries and affiliates	(9,041)	(5,468)
Depreciation	(25,476)	(15,490)
Other	(65,597)	(69,716)

Gross deferred tax liabilities	(278,684)	(261,504)

Net deferred tax assets	29,267	60,337

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses available to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Nippon Oil will realize the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowances at March 31, 2010 and 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not expected to be realized.
At March 31, 2010, Nippon Oil had a total valuation allowance against its deferred tax assets of 151,201 million yen. The net changes in the total valuation allowance for the years ended March 31, 2010, 2009 and 2008 was an increase of 1,982 million yen, 49,053 million yen and a decrease of 1,792 million yen, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
At March 31, 2010, the Company and certain domestic subsidiaries had operating loss carryforwards aggregating approximately 541,494 million yen, which expire as follows:

	Loss	Tax Credit
Year ending March 31	Carryforwards	Carryforwards
2011	12,592	7,379
2012	2,627	1,611
2013	3,917	13,794
2014	4,566	-
2015	17,025	-
2016	475,511	-
2017 and thereafter	25,256	-

No definite expiration date	-	-

Total	541,494	22,784

Foreign subsidiaries had net operating loss carryforwards of approximately 26,023 million yen, which expire in varying amounts through the year 2029. These net operating loss carryforwards which expire within 1 to 5 years, 6 to 10 years and thereafter are 4,678 million yen, 1,555 million yen and 19,790 million yen, respectively.
Nippon Oil recognized tax benefits of operating loss carryforwards of 37,115 million yen for the year ended March 31, 2010.
The aggregate changes in the balance of gross unrecognized tax benefits, interest and penalties are as follows:

	Unrecognized
	Tax Benefits	Interest	Penalties
Balance at April 1, 2007	41	1	3
Additions based on tax positions related to the current year	744	-	55
Additions for tax positions of prior years	-	1	-

Balance at March 31, 2008	785	2	58

Additions for tax positions of prior years	-	10	-
Settlements	(489)	-	(36)

Balance at March 31, 2009	296	12	22

Additions for tax positions of prior years	-	-	-
Settlements	(296)	(12)	(22)

Balance at March 31, 2010	-	-	-

Although Nippon Oil believes its estimates and assumptions of unrecognized tax benefits are reasonable, given the uncertainty regarding when tax authorities will complete their examinations, the items subject to their examinations and the possible outcomes of their examinations, an accurate estimate of significant increases or decreases that may occur within the next twelve months cannot be made at this time. Based on the items of which Nippon Oil is aware at March 31, 2010, any change to the unrecognized tax benefits that, if recognized, would affect the effective tax rate is not expected to be significant.
Nippon Oil remains subject to examinations by the tax authorities of the various jurisdictions including Japan (from fiscal year 2004), the United States of America (from fiscal year 2005), Malaysia (from fiscal year 2006) and the other countries (from fiscal year 2001).
21. Research and Development Costs
Research and development costs incurred for the years ended March 31, 2010, 2009 and 2008 are as follows:

	Year Ended March 31
	2010	2009	2008
Refining and marketing	13,442	11,447	11,740
Others	877	864	953

Total research and development costs	14,319	12,311	12,693

22. Earnings per Share
Earnings per share amounts are calculated by dividing net income (loss) applicable to common stock by the weighted average number of shares outstanding during the year. The average number of shares outstanding excludes treasury shares.
A reconciliation of the numerators and denominators of the basic net income (loss) per share computation is as follows:

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)

	Year Ended March 31
	2010	2009	2008
Net income (loss) per share:
Net income (loss) attributable to Nippon Oil Corporation (millions of yen)	64,949	(295,990)	128,025
Weighted average number of shares outstanding (thousands of shares)	1,449,289	1,450,858	1,452,836

Net income (loss) per share attributable to Nippon Oil Corporation (yen)	44.81	(204.01)	88.12

Diluted net income per share is not calculated herein since Nippon Oil had no potential common shares, which have dilutive effect issuable upon conversion of convertible bonds, outstanding for the years ended March 31, 2010, 2009 and 2008.
23. Segment Information
Nippon Oil’s business is divided into the following four operating segments: Refining and Marketing, Oil and Natural Gas E&P (Exploration and Production), Construction, and Other. The Refining and Marketing segment engages in the manufacturing and sales of gasoline, naphtha, kerosene, diesel fuel, heavy fuels, petrochemical products (paraxylene, benzene), plastics and others; the Oil and Natural Gas E&P segment engages in the exploration and production of oil, including Canadian oil sands, and natural gas; the Construction segment engages in paving, civil engineering and construction; and the Other segment is comprised of various other businesses such as leasing, finance, insurance, data processing and others.
These operating segments engage in activities (a) from which revenues are earned and expenses are incurred; (b) whose operating results are regularly reviewed by the chief operating decision maker (“CODM”), who makes decisions about resources to be allocated to the segments and to assess their performance; and (c) for which discrete financial information is available.
Nippon Oil evaluates the performance of its operating segments based on the measure of ordinary income, which is determined in accordance with the accounting principles generally accepted in Japan (“Japan GAAP”). Ordinary income is a widely used measure in Japan for evaluating the core profitability of a company’s operations, and forms the basis of the internal reporting which is used by senior management to make resource allocation decisions. It is defined as a segment’s net income before extraordinary and unusual gains and losses (as such terms are defined under Japan GAAP), taxes and noncontrolling interest and is calculated by subtracting segment operating expenses from segment revenues (before the elimination of inter-segment transactions); and adding or deducting non-operating income and expense.
Starting the year ended March 31, 2010, following a change under Japan GAAP and for management reporting purposes, Nippon Oil changed the revenue recognition policy to account for contract revenues in the Construction segment, from the completed-contract method to the percentage-of-completion method. This change resulted in an increase in revenues of 33,200 million yen and an increase in ordinary income of 2,043 million yen in such segment for the year ended March 31, 2010.
Inter-segment revenues are at prices that approximate market prices.
No single customer accounted for 10 percent or more of Nippon Oil’s consolidated revenues for the years ended March 31, 2010, 2009 and 2008.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
The business and geographical segment information of Nippon Oil for the years ended March 31, 2010, 2009 and 2008 is summarized as follows:

	Refining	Oil and				Segments
	and	Natural				Total after	GAAP	Consolidated
	Marketing	Gas E&P	Construction	Other	Eliminations	Eliminations	Adjustments	Total

Year Ended March 31, 2010
Revenues from third parties	5,192,419	143,432	377,436	60,992	-	5,774,279	(792,998)	4,981,281
Depreciation, depletion and amortization	124,027	40,486	6,486	615	(795)	170,819	(21,129)	149,690
Ordinary income	45,545	43,246	19,275	5,819	(582)	113,303	N/A	N/A
Capital expenditures	111,935	58,283	8,468	557	-	179,243	12,157	191,400
Total assets	3,417,939	471,340	350,953	40,471	(151,471)	4,129,232	51,007	4,180,239

Year Ended March 31, 2009
Revenues from third parties	6,760,526	218,623	356,540	53,545	-	7,389,234	(1,020,810)	6,368,424
Depreciation, depletion and amortization	123,881	39,711	6,318	767	(571)	170,106	1,977	172,083
Ordinary (loss) income	(411,301)	121,078	8,599	6,249	(74)	(275,449)	N/A	N/A
Capital expenditures	94,688	75,163	8,675	991	-	179,517	(5,897)	173,620
Total assets	3,218,078	489,758	359,281	51,549	(148,936)	3,969,730	17,085	3,986,815

Year Ended March 31, 2008
Revenues from third parties	6,862,068	234,889	370,975	56,058	-	7,523,990	(975,181)	6,548,809
Depreciation, depletion and amortization	95,989	45,229	5,805	5,579	(252)	152,350	(1,867)	150,483
Ordinary income	153,950	111,300	7,163	5,207	(1,953)	275,667	N/A	N/A
Capital expenditures	86,555	125,822	10,650	4,364	-	227,391	35,259	262,650
Total assets	3,711,223	583,122	395,324	46,483	(141,955)	4,594,197	124,980	4,719,177
The GAAP adjustments to reconcile segment revenues, depreciation and amortization, ordinary income (loss) and total assets from management reports information shown above, to U.S. GAAP amounts included in the accompanying consolidated financial statements are explained as follows:
GAAP adjustments to reconcile revenues
The GAAP reconciliation adjustment to reconcile revenues from third parties to revenues recorded in the consolidated statements of operations primarily relates to the netting of buy/sell transactions of petroleum products. In accordance with U.S. GAAP, these transactions are presented on a net basis.
GAAP adjustments to reconcile depreciation, depletion and amortization
The GAAP reconciliation adjustment to reconcile depreciation, depletion and amortization to depreciation, depletion and amortization recorded in the consolidated statements of operations primarily relates to the change in the useful lives of assets and the depreciation method.

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
GAAP and other adjustments to reconcile ordinary income (loss) to income (loss) before income taxes and equity in earnings of affiliates
The reconciliation of total segments ordinary income (loss) to income (loss) before income taxes and equity in earnings of affiliates for the years ended March 31, 2010, 2009 and 2008 is presented below.

	Year Ended March 31
	2010	2009	2008
Ordinary income (loss)	113,303	(275,449)	275,667
GAAP adjustments or reclassifications:
Impairment of oil and natural gas properties	(7,921)	(97,627)	-
Depreciation, depletion and amortization of oil and natural gas properties	2,794	(20,064)	(12,927)
Other than temporary impairment of investment securities	25	(24,581)	(2,916)
Unrealized loss on derivative financial instruments, net	4,796	(21,067)	(4,924)
Sale and leaseback transaction	-	-	(14,261)
Equity in earnings of affiliates included in ordinary income	2,470	(10,362)	(7,674)
Impairment of property, plant and equipment	(6,487)	(12,124)	(17,825)
Other GAAP adjustment or reclassifications	6,891	5,143	3,113

Income (loss) before income taxes and equity in earnings of affiliates	115,871	(456,131)	218,253

GAAP adjustments to reconcile total assets
The GAAP adjustments to reconcile segment total assets to the consolidated total assets in the consolidated balance sheets primarily relate to the purchase accounting for acquisitions, the recognition of the securitization of trade accounts receivable, the accounting for securities investments and the change in the depreciation method.
Geographic information
Revenues

	Year Ended March 31
	2010	2009	2008
Japan	4,356,108	5,529,867	5,814,583
Overseas	625,173	838,557	734,226

Total	4,981,281	6,368,424	6,548,809

Revenues are attributed to each region based on where the customers are located.
Property, plant, equipment and oil and natural gas properties, net

	March 31
	2010	2009
Japan	1,327,486	1,343,682
Overseas	223,615	204,452

Total	1,551,101	1,548,134

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
24. Subsequent Events
Joint Share Transfer of Common Stock
On December 4, 2008, Nippon Oil and Nippon Mining reached a basic agreement to integrate the management of both companies through a joint share transfer of common stock. The final joint share transfer agreement was signed on October 30, 2009. Under the agreement, JX Holdings, a new holding company, was established on April 1, 2010 and each share of Nippon Oil common stock was exchanged for 1.07 shares of common stock of JX Holdings, and each share of Nippon Mining common stock was exchanged for 1.00 share of common stock of JX Holdings, resulting in the former shareholders of Nippon Oil and Nippon Mining to hold 62.6 % and 37.4 % of the outstanding common stock of JX Holdings as of April 1, 2010, respectively.
Nippon Oil and Nippon Mining believe that the joint share transfer will improve their joint prospects for long-term growth and profitability in the increasingly competitive energy, resources and materials industries, and that this will in turn allow them to deliver greater returns to their shareholders.
The joint share transfer will be accounted for under the acquisition method of accounting. Based on the ownership percentages mentioned above and the relative size of assets and operations, Nippon Oil was identified as the acquirer for financial reporting purposes.
The purchase price will be allocated to assets and liabilities based on their estimated fair value at the acquisition date. It is estimated that JX Holdings will recognize a gain on bargain purchase of 216,782 million yen as a separate component of earnings in its consolidated statement of operations for the year ending March 31, 2011, representing the difference between the consideration transferred and total estimated fair value of net assets of Nippon Mining.
The gain on bargain purchase is recognized mainly because the market share price of JX Holdings, which was used to calculate the consideration transferred, was lower than net book value per share of Nippon Mining. Before recognizing a gain on bargain purchase, Nippon Oil reassessed whether it had identified all of the assets acquired and all of the liabilities assumed, and measured all of them at estimated fair value based on FASB guidance for Business Combinations.
The following table summarizes the consideration transferred:

Number of shares of Nippon Mining common stock outstanding as of April 1, 2010 (thousands of shares)	928,462
Multiplied by Nippon Mining exchange ratio of 1.00 JX Holdings share for each share of common stock of Nippon Mining	1.00
Multiplied by the market price of JX Holdings’ stock as of April 1, 2010 (yen)	465

Consideration transferred (millions of yen)	431,735

NIPPON OIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share and per share amounts)
The following table represents the allocation of the consideration transferred to the acquired assets and liabilities assumed and resulting gain on bargain purchase:

April 1, 2010
Fair value of total consideration transferred	431,735

Fair values of identifiable assets acquired
Cash and cash equivalents	87,170
Accounts and notes receivable	333,830
Inventories	460,691
Property, plant, equipment and oil and natural gas properties	764,416
Intangible assets	18,252
Investment securities	50,612
Investment in affiliates	238,494
Other current and non-current assets	136,742
Deferred income taxes	89,288
Fair values of identifiable liabilities assumed
Accounts and notes payable and accrued expenses	(334,653)
Short-term debt	(346,448)
Long-term debt (including current portion)	(438,546)
Income and excise taxes payable	(80,910)
Other current and non-current liabilities	(143,843)
Deferred income taxes	(118,414)

Noncontrolling interests	(68,164)

Fair value of net assets acquired	648,517

Gain on the bargain purchase	216,782

The following unaudited pro forma presents consolidated information of Nippon Oil as if the joint share transferred agreement had occurred on April 1, 2009, or April 1, 2008:

	Year Ended March 31
	2010	2009
Pro forma revenues	7,726,981	9,863,277
Pro forma net income (loss)	115,282	(321,054)
These amounts have been and adjusting the results of Nippon Mining to reflect the following:
•	additional depreciation and amortization that would have been charged assuming fair value adjustments to property, plant, equipment and oil and gas properties, and intangible assets had been applied at the date indicated above

•	additional interest expense that would have been charged assuming fair value adjustments to long-term debt had been applied from the dates indicated above

•	estimated fair value adjustments as it relates to equity in earnings of affiliates assuming fair value adjustments had been applied from the dates indicated above

•	consequential tax effects.
In addition, the gain on bargain purchase has not been reflected in the pro forma net income (loss) above as it is considered a non-recurring item.
Acquisition-related transaction costs (i.e., advisory, legal, valuation, and other professional fees) and certain acquisition-related restructuring charges are not included as a component of the consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. For the fiscal years ended March 31, 2010 and 2009 Nippon Oil incurred 2,470 million yen and 909 million yen, of acquisition related costs. These expenses are included in Selling, general and administrative expenses in Nippon Oil’s consolidated statements of operations.

NIPPON OIL CORPORATION
SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)
(Yen amounts in tables stated in millions)
The supplementary information on oil and natural gas exploration and production activities is presented as required by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 932 for “Extractive Activities-Oil and Gas,” and the regulations of the U.S. Securities and Exchange Commission. The supplemental information includes capitalized costs relating to oil and natural gas producing activities; costs incurred in oil and natural gas property acquisition, exploration and development activities; and the results of operations from oil and natural gas producing activities. The supplemental information is also provided for oil and natural gas reserves; the standardized measure of discounted future net cash flows associated with proved oil and natural gas reserves; and a summary of the changes in the standardized measure of discounted future net cash flows associated with proved oil and natural gas reserves.
Capitalized costs relating to oil and natural gas producing activities

	Year Ended March 31
	2009	2008
Oil and natural gas properties
Proved	460,265	431,351
Unproved	28,124	66,963

Total oil and natural gas properties	488,389	498,314

Less accumulated depreciation and depletion	(333,154)	(240,882)

Net oil and natural gas properties capitalized costs	155,235	257,432

Proportional interest of net capitalized costs of equity companies	80,608	16,442

	Year Ended March 31, 2010
		Proportional
		interest of
	Consolidated	equity
	subsidiaries	companies
Oil and natural gas properties
Proved	517,051	98,913
Unproved	36,042	3,615

Total oil and natural gas properties	553,093	102,528

Less accumulated depreciation and depletion	(388,192)	(31,500)

Net oil and natural gas properties capitalized costs	164,901	71,028

NIPPON OIL CORPORATION
SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)
(Yen amounts in tables stated in millions)
Costs incurred in oil and natural gas property acquisition, exploration and development activities

						Other
	United		United	Southeast		Inter-
	States	Canada*1	Kingdom	Asia	Oceania	national*2	Total
Consolidated subsidiaries
During the year ended March 31, 2010
Exploration costs	14,508	-	1	9,066	371	1,555	25,501
Development costs	-	-	5,607	6,048	1,172	-	12,827

Total costs incurred for consolidated subsidiaries	14,508	-	5,608	15,114	1,543	1,555	38,328

Equity companies
During the year ended March 31, 2010
Exploration costs	-	-	-	-	382	-	382
Development costs	-	-	-	1,733	6,917	-	8,650

Total costs incurred for equity companies	-	-	-	1,733	7,299	-	9,032

During the year ended March 31, 2008
Property acquisition costs
Proved	21,039		-	-	-	-	21,039
Unproved	50,350		-	-	-	-	50,350
Exploration costs	22,088		840	6,970	371	4,149	34,418
Development costs	-		3,446	14,260	3,872	-	21,578

Total costs incurred for consolidated subsidiaries	93,477		4,286	21,230	4,243	4,149	127,385

Proportional interest of costs incurred of equity companies	-		4,079	28	981	-	5,088

During the year ended March 31, 2009
Exploration costs	26,445		2,588	7,037	1,304	757	38,131
Development costs	-		2,388	29,055	1,734	-	33,177

Total costs incurred for consolidated subsidiaries	26,445		4,976	36,092	3,038	757	71,308

Proportional interest of costs incurred of equity companies	-		916	577	85,164	-	86,657

*1 Included as a result of the update to Extractive Activities – Oil and Gas (FASB ASC Topic 932).
*2 Other International primarily represents Nippon Oil’s exploration and development activities in Middle East, Africa and Japan.

NIPPON OIL CORPORATION
SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)
(Yen amounts in tables stated in millions except for per Barrel of oil equivalent data)
Result of operations for oil and natural gas producing activities

	United		United	Southeast
	States	Canada*	Kingdom	Asia	Oceania	Total
Consolidated subsidiaries
Year ended March 31, 2010
Revenue
Sales to third parties	14,176	26,573	22,334	63,471	4,715	131,269

Production costs	(6,635)	(17,161)	(6,287)	(14,517)	(2,073)	(46,673)
Depreciation and depletion	(5,511)	(3,426)	(8,375)	(15,805)	(1,884)	(35,001)
Income tax expenses	(710)	(1,923)	(3,836)	(12,515)	(227)	(19,211)

Results of producing activities for consolidated subsidiaries	1,320	4,063	3,836	20,634	531	30,384

Depreciation, depletion and amortization per Barrel of oil equivalent in yen	1,388	671	1,969	607	2,710	874

Impairment due to full cost ceiling	-	-	-	7,112	809	7,921

Equity companies
Year ended March 31, 2010
Revenue
Sales to third parties	-	-	-	3,810	5,657	9,467

Production costs	-	-	-	(528)	(1,029)	(1,557)
Depreciation and depletion	-	-	-	(883)	(1,130)	(2,013)
Income tax expenses	-	-	-	(869)	(1,749)	(2,618)

Results of producing activities for equity companies	-	-	-	1,530	1,749	3,279

Depreciation, depletion and amortization per Barrel of oil equivalent in yen	-	-	-	1,134	1,218	1,180

Impairment due to full cost ceiling	-	-	-	-	16,022	16,022

* Included as a result of the update to Extractive Activities – Oil and Gas (FASB ASC Topic 932).

NIPPON OIL CORPORATION
SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)
(Yen amounts in tables stated in millions except for per Barrel of oil equivalent data)
Result of operations for oil and natural gas producing activities (continued)

	United		United	Southeast
	States	Canada*	Kingdom	Asia	Oceania	Total
Year ended March 31, 2008
Revenue
Sales to third parties	28,965		17,363	92,904	23,577	162,809

Production costs	(7,635)		(5,395)	(11,357)	(2,132)	(26,519)
Depreciation and depletion	(17,164)		(3,714)	(23,868)	(7,543)	(52,289)
Income tax expenses	(1,458)		(4,127)	(20,885)	(4,171)	(30,641)

Results of producing activities for consolidated subsidiaries	2,708		4,127	36,794	9,731	53,360

Proportional interest in results of producing activities of equity companies	-		3,411	1,719	758	5,888

Depreciation, depletion and amortization per Barrel of oil equivalent in yen	3,802		1,422	840	3,027	1,375

Impairment due to full cost ceiling	-		-	-	-	-

Year ended March 31, 2009
Revenue
Sales to third parties	27,494		26,848	105,332	9,308	168,982

Production costs	(8,124)		(8,989)	(19,367)	(4,293)	(40,773)
Depreciation and depletion	(15,983)		(8,227)	(24,847)	(3,539)	(52,596)
Income tax expenses	(1,185)		(4,132)	(22,131)	(443)	(27,891)

Results of producing activities for consolidated subsidiaries	2,202		5,500	38,987	1,033	47,722

Proportional interest in results of producing activities of equity companies	-		2,699	1,929	595	5,223

Depreciation, depletion and amortization per Barrel of oil equivalent in yen	4,890		2,117	996	3,793	1,590

Impairment due to full cost ceiling	86,325		698	7,951	2,653	97,627

* Included as a result of the update to Extractive Activities – Oil and Gas (FASB ASC Topic 932).

NIPPON OIL CORPORATION
SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)
Oil and natural gas reserves
Oil and natural gas proved reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, the production performance of the reservoirs, and engineering judgment. Consequently, reserve estimates are subject to revision if additional data becomes available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance. Well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.
Proved oil and natural gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditure is required.
Proved reserve estimates were based on reports prepared by DeGolyer and MacNaughton, an independent engineering consultant. Nippon Oil’s reserve estimates were prepared for each oil and natural gas field within oil and natural gas regions. Nippon Oil’s reserve estimates include only oil and natural gas, which Nippon Oil believes can be reasonably produced within the current terms of production licenses.
In accordance with the Securities and Exchange Commission’s amended rules, the year-end reserves volumes for 2010 as well as the reserves change categories for 2010 shown in the following tables were calculated using average prices during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period. The year-end reserves volumes for 2008 and 2009 as well as the reserves change categories for 2008 and 2009 shown in the following tables were calculated using March 31 prices and costs. These reserves quantities are also used in calculating unit-of-production depreciation rates and in calculating the standardized measure of discounted net cash flow.
As a result of the Securities and Exchange Commission’s amended Rule 4-10, bitumen extracted through mining activities and hydrocarbons from other non-traditional resources are required to be reported as oil and gas reserves. As such, the 2010 reported proved reserves include synthetic oil reserves of 143 million barrels, representing Nippon Oil’s interest in the Syncrude project in Canada.
Estimated quantities of net proved oil and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

NIPPON OIL CORPORATION
SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)
Crude oil, natural gas liquids and synthetic oil proved reserves

						Synthetic
						Oil
	Oil and NGL (Mbbl)					(Mbbl)
	United	United	Southeast
	States	Kingdom	Asia	Oceania	Total	Canada*	Total
Net proved developed and undeveloped reserves
April 1, 2007	5,358	6,758	26,083	4,019	42,218		42,218
Revisions	425	36	4,255	238	4,954		4,954
Purchases of minerals in place	10,306	-	-	-	10,306		10,306
Extensions and discoveries	-	-	560	-	560		560
Production	(2,268)	(1,128)	(6,087)	(2,056)	(11,539)		(11,539)

March 31, 2008	13,821	5,666	24,811	2,201	46,499		46,499
Revisions	129	350	932	277	1,688		1,688
Purchases of minerals in place	-	7,424	-	-	7,424		7,424
Production	(1,324)	(2,650)	(6,093)	(1,078)	(11,145)		(11,145)

March 31, 2009	12,626	10,790	19,650	1,400	44,466		44,466

Proportional interest in proved reserves of equity companies
As of March 31, 2008	-	3,712	1,785	1,041	6,538		6,538

As of March 31, 2009	-	-	1,812	8,174	9,986		9,986

Net proved developed and undeveloped reserves of consolidated subsidiaries
April 1, 2009	12,626	10,790	19,650	1,400	44,466	-	44,466
Revisions	845	2,644	3,519	(457)	6,551	-	6,551
Extensions and discoveries	-	-	1,923	-	1,923	145,270	147,193
Production	(1,487)	(3,378)	(5,298)	(546)	(10,709)	(1,271)	(11,980)

March 31, 2010	11,984	10,056	19,794	397	42,231	143,999	186,230

Proportional interest in proved reserves of equity companies
April 1, 2009	-	-	1,812	8,174	9,986	-	9,986
Revisions	-	-	(122)	160	38	-	38
Extensions and discoveries	-	-	-	7,608	7,608	-	7,608
Production	-	-	(139)	(1,813)	(1,952)	-	(1,952)

March 31, 2010	-	-	1,551	14,129	15,680	-	15,680

* Included as a result of the update to Extractive Activities – Oil and Gas (FASB ASC Topic 932).

NIPPON OIL CORPORATION
SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)
Crude oil, natural gas liquids and synthetic oil proved reserves (continued)

						Synthetic
						Oil
	Oil and NGL (Mbbl)					(Mbbl)
	United	United	Southeast
	States	Kingdom	Asia	Oceania	Total	Canada*	Total
Proved developed reserves, included above, as of March 31, 2008
Consolidated subsidiaries	5,947	4,784	20,299	2,201	33,231		33,231

Equity companies	-	3,550	1,455	755	5,760		5,760

Proved developed reserves, included above, as of March 31, 2009
Consolidated subsidiaries	4,783	9,325	17,482	1,400	32,990		32,990

Equity companies	-	-	1,462	6,362	7,824		7,824

Proved undeveloped reserves, included above, as of March 31, 2009
Consolidated subsidiaries	7,843	1,465	2,168	-	11,476		11,476

Equity companies	-	-	350	1,812	2,162		2,162

Total proved reserves at March 31, 2009	12,626	10,790	21,462	9,574	54,452		54,452

Proved developed reserves, included above, as of March 31, 2010
Consolidated subsidiaries	6,271	9,878	16,141	397	32,687	143,999	176,686

Equity companies	-	-	1,254	5,041	6,295	-	6,295

Proved undeveloped reserves, included above, as of March 31, 2010
Consolidated subsidiaries	5,713	178	3,653	-	9,544	-	9,544

Equity companies	-	-	297	9,088	9,385	-	9,385

Total proved reserves at March 31, 2010	11,984	10,056	21,345	14,526	57,911	143,999	201,910

* Included as a result of the update to Extractive Activities – Oil and Gas (FASB ASC Topic 932).

NIPPON OIL CORPORATION
SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)
Natural gas proved reserves

	Natural Gas (MMcf)
	United	United	Southeast
	States	Kingdom	Asia	Oceania	Total
Net proved developed and undeveloped reserves
April 1, 2007	111,249	30,137	1,411,370	-	1,552,756
Revisions	2,279	5,299	23,517	-	31,095
Purchases of minerals in place	6,185	-	-	-	6,185
Extensions and discoveries	-	-	107,326	-	107,326
Production	(17,037)	(5,150)	(186,606)	-	(208,793)

				-
March 31, 2008	102,676	30,286	1,355,607	-	1,488,569
Revisions	2,684	(6,980)	10,299	-	6,003
Purchases of minerals in place	-	9,566	-	-	9,566
Production	(11,571)	(7,162)	(103,821)	-	(122,554)
				-

March 31, 2009	93,789	25,710	1,262,085	-	1,381,584

Proportional interest in proved reserves of equity companies
As of March 31, 2008	-	4,783	112,424	-	117,207

As of March 31, 2009	-	-	101,266	-	101,266

Net proved developed and undeveloped reserves of consolidated subsidiaries
April 1, 2009	93,789	25,710	1,262,085	-	1,381,584
Revisions	3,982	27,167	101,551	-	132,700
Extensions and discoveries	-	-	69,638	-	69,638
Production	(15,970)	(7,566)	(158,821)	-	(182,357)

March 31, 2010	81,801	45,311	1,274,453	-	1,401,565

Proportional interest in proved reserves of equity companies
April 1, 2009	-	-	101,266	-	101,266
Revisions	-	-	(6,071)	-	(6,071)
Extensions and discoveries	-	-	-	375,207	375,207
Production	-	-	(4,097)	-	(4,097)

March 31, 2010	-	-	91,098	375,207	466,305

NIPPON OIL CORPORATION
SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)
Natural gas proved reserves (continued)

	Natural Gas (MMcf)
	United	United	Southeast
	States	Kingdom	Asia	Oceania	Total
Proved developed reserves, included above, as of March 31, 2008
Consolidated subsidiaries	67,669	29,788	449,931	-	547,388

Equity companies	-	4,703	87,405	-	92,108

Proved developed reserves, included above, as of March 31, 2009
Consolidated subsidiaries	59,949	25,591	444,142	-	529,682

Equity companies	-	-	77,884	-	77,884

Proved undeveloped reserves, included above, as of March 31, 2009
Consolidated subsidiaries	33,840	119	817,943	-	851,902

Equity companies	-	-	23,382	-	23,382

Total proved reserves at March 31, 2009	93,789	25,710	1,363,351	-	1,482,850

Proved developed reserves, included above, as of March 31, 2010
Consolidated subsidiaries	70,891	45,285	895,732	-	1,011,908

Equity companies	-	-	70,078	-	70,078

Proved undeveloped reserves, included above, as of March 31, 2010
Consolidated subsidiaries	10,910	26	378,721	-	389,657

Equity companies	-	-	21,020	375,207	396,227

Total proved reserves at March 31, 2010	81,801	45,311	1,365,551	375,207	1,867,870

'

NIPPON OIL CORPORATION
SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)
(Yen amounts in tables stated in millions)
Standardized measure of discounted future cash flows
As required by the Financial Accounting Standards Board, the standardized measure of discounted future net cash flows were computed through 2009 by applying year-end prices, costs and legislated tax rates and a discount factor of 10 percent to net proved reserves. Effective from the year ended March 31, 2010, the standardized measure of discounted future net cash flows are computed by applying first-day-of-the-month unweighted average prices, year-end costs and legislated tax rates and a discount factor of 10 percent to proved reserves. The standardized measure includes costs for future dismantlement, abandonment and rehabilitation obligations. The standardized measure is determined based on factors prescribed by the Financial Accounting Standards Board and therefore does not reflect Nippon Oil’s expected future cash flows to be obtained from the development and production of its oil and natural gas properties or of the value of its proved oil and natural gas reserves. The standardized measure is prepared on the basis of certain prescribed assumptions including first-day-of-the-month average prices, which represent discrete points in time and therefore may cause significant variability in cash flows from year to year as prices change.

	United		United	Southeast
	States	Canada*	Kingdom	Asia	Oceania	Total
Consolidated subsidiaries
March 31, 2010
Future cash inflows	103,342	1,024,184	89,650	299,510	2,599	1,519,285
Future production and development costs	(55,411)	(750,926)	(30,296)	(112,262)	(5,126)	(954,021)
Future income tax expenses	-	(72,757)	(25,462)	(73,141)	(382)	(171,742)

Future net cash flows	47,931	200,501	33,892	114,107	(2,909)	393,522
10% annual discount for estimated timing of cash flows	(9,576)	(143,468)	(7,784)	(37,126)	345	(197,609)

Standardized measure of discounted future net cash flows	38,355	57,033	26,108	76,981	(2,564)	195,913

Equity companies
March 31, 2010
Future cash inflows	-	-	-	39,871	469,426	509,297
Future production and development costs	-	-	-	(15,484)	(147,565)	(163,049)
Future income tax expenses	-	-	-	(8,063)	(92,716)	(100,779)

Future net cash flows	-	-	-	16,324	229,145	245,469
10% annual discount for estimated timing of cash flows	-	-	-	(5,412)	(195,917)	(201,329)

Standardized measure of discounted future net cash flows	-	-	-	10,912	33,228	44,140

March 31, 2008
Future cash inflows	234,937		77,135	621,465	23,267	956,804
Future production and development costs	(79,170)		(34,586)	(171,586)	(14,883)	(300,225)
Future income tax expenses	-		(24,752)	(202,635)	(5,899)	(233,286)

Future net cash flows	155,767		17,797	247,244	2,485	423,293
10% annual discount for estimated timing of cash flows	(47,502)		(3,085)	(92,242)	616	(142,213)

Standardized measure of discounted future net cash flows	108,265		14,712	155,002	3,101	281,080

Proportional interest in standardized measure of discounted future net cash flows of equity companies	-		16,507	13,098	3,548	33,153

March 31, 2009
Future cash inflows	93,179		62,846	309,856	7,232	473,113
Future production and development costs	(69,303)		(33,748)	(105,644)	(6,878)	(215,573)
Future income tax expenses	-		(10,337)	(90,500)	(1,611)	(102,448)

Future net cash flows	23,876		18,761	113,712	(1,257)	155,092
10% annual discount for estimated timing of cash flows	(6,174)		(2,036)	(40,014)	764	(47,460)

Standardized measure of discounted future net cash flows	17,702		16,725	73,698	(493)	107,632

Proportional interest in standardized measure of discounted future net cash flows of equity companies	-		-	12,087	8,068	20,155

* Included as a result of the update to Extractive Activities – Oil and Gas (FASB ASC Topic 932).

NIPPON OIL CORPORATION
SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)
(Yen amounts in tables stated in millions)
The following are the principal sources of changes in the standardized measure of discounted future net cash flows:
Consolidated subsidiaries

	Year Ended March 31
	2009	2008
Present value, beginning of the year	281,080	163,382
Sales and transfers of oil and gas produced, net of production costs	(108,347)	(100,943)
Net changes in prices and production costs	(276,910)	183,094
Extensions, discoveries and improved recovery	-	29,505
Development costs incurred during the period	39,343	14,657
Revisions of previous quantity estimates	(4,288)	48,858
Change in estimated development costs	11,557	(62,995)
Purchase or (sales) of minerals in place	33,127	57,751
Accretion of discount	57,673	36,139
Net change in income taxes	76,900	(33,476)
Other	(2,503)	(54,892)

End of the year	107,632	281,080

Consolidated and equity interests

	Year Ended March 31, 2010
		Proportional	Total
	Consolidated	interest of	consolidated and
	subsidiaries	equity companies	equity interests
Discounted future net cash flows as of March 31, 2009	107,632	20,155	127,787
Sales and transfers of oil and gas produced, net of production costs	(90,697)	(14,091)	(104,788)
Net changes in prices and production costs	33,248	34,498	67,746
Extensions, discoveries and improved recovery	108,853	60,049	168,902
Development costs incurred during the period	17,698	6,461	24,159
Revisions of previous quantity estimates	45,295	(3,688)	41,607
Change in estimated development costs	(7,943)	(54,550)	(62,493)
Accretion of discount	19,857	3,965	23,822
Net change in income taxes	(36,813)	(8,786)	(45,599)
Other	(1,217)	127	(1,090)

Discounted future net cash flows as of March 31, 2010	195,913	44,140	240,053

SCHEDULE II
NIPPON OIL CORPORATION
VALUATION AND QUALIFING ACCOUNTS
(Yen amounts in tables stated in millions)

	Balance at	Additions
	beginning of	charged to	Bad debts	Balance at
	year	expenses	written off	end of year
Year ended March 31, 2010
Allowance for doubtful accounts	9,942	488	(2,599)	7,831

Year ended March 31, 2009
Allowance for doubtful accounts	9,636	2,344	(2,038)	9,942

Year ended March 31, 2008
Allowance for doubtful accounts	11,200	1,485	(3,049)	9,636

	Balance at
	beginning of				Balance at
	year	Additions	Deductions	Other	end of year
Year ended March 31, 2010
Valuation allowance
- Deferred tax assets	149,219	14,616	(16,887)	4,253	151,201

Year ended March 31, 2009
Valuation allowance
- Deferred tax assets	100,166	50,388	(8,705)	7,370	149,219

Year ended March 31, 2008
Valuation allowance
- Deferred tax assets	101,958	2,744	(4,536)	-	100,166

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
JX Holdings, Inc.
We have audited the accompanying consolidated balance sheets of Nippon Mining Holdings, Inc. (the “Company”) as of March 31, 2010 and 2009, and the related consolidated statements of operations, cash flows, and changes in equity for each of the three years in the period ended March 31, 2010. Our audits also included the financial statement schedule listed in the accompanying Index to Consolidated Financial Statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The financial statements of Minera Los Pelambres (a corporation in which the Company has a 25% interest), have been audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Minera Los Pelambres, is based solely on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Minera Los Pelambres is stated at 49.3 billion Japanese yen and 41.7 billion Japanese yen, respectively, at March 31, 2010 and 2009, and the Company’s equity in earnings of Minera Los Pelambres is stated at 23.7 billion Japanese yen, 26.7 billion Japanese yen and 51.5 billion Japanese yen, for each of the three years in the period ended March 31, 2010.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nippon Mining Holdings, Inc. at March 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note 2 to the consolidated financial statements, effective April 1, 2009, the Company adopted the new guidance for noncontrolling interests in subsidiaries.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
July 7, 2010

NIPPON MINING HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Millions of yen)

	March 31
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	87,170	113,947
Time deposits	1,692	2,332
Trade accounts receivable, net	333,830	220,301
Inventories	437,967	330,008
Deferred income taxes	9,392	22,447
Prepaid expenses	3,497	3,259
Other current assets	79,180	98,948

Total current assets	952,728	791,242
Non-current assets:
Property, plant and equipment, net	696,323	713,582
Investments in affiliated companies	173,735	158,183
Investment securities:
Securities available for sale – carried at fair value	41,769	36,270
Non-marketable equity securities – carried at cost	8,843	13,732
Deferred income taxes	79,896	79,572
Other non-current assets	60,853	52,531

Total non-current assets	1,061,419	1,053,870

Total assets	2,014,147	1,845,112

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	252,835	185,112
Other payables and accrued expenses	81,818	79,657
Accrued income taxes	4,462	4,542
Excise taxes payable	76,448	70,742
Short-term borrowings	346,448	313,323
Current portion of long-term debt	81,860	45,612
Other current liabilities	50,192	67,897

Total current liabilities	894,063	766,885

Non-current liabilities:
Long-term debt, less current portion	356,126	375,025
Defined benefit pension plans	60,219	65,675
Deferred income taxes	49,154	49,505
Other non-current liabilities	22,990	21,723

Total non-current liabilities	488,489	511,928

Total liabilities	1,382,552	1,278,813

Commitments and contingent liabilities
Stockholders’ equity:
Common stock, no par value	73,920	73,920
(3,000,000 thousand shares authorized, 928,462 thousand shares issued)
Capital surplus	315,895	314,397
Retained earnings	212,798	175,741
Accumulated other comprehensive loss	(49,242)	(57,559)
Treasury stock, at cost	(399)	(883)
At March 31, 2010 – 1,102 thousand shares
At March 31, 2009 – 2,091 thousand shares

Equity attributable to Nippon Mining Holdings, Inc.	552,972	505,616
Noncontrolling interests	78,623	60,683

Total equity	631,595	566,299

Total liabilities and equity	2,014,147	1,845,112

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NIPPON MINING HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Millions of yen, except for per share data)

	Year ended March 31
	2010	2009	2008
Revenues	2,745,700	3,494,853	3,803,926
Costs and expenses, net:
Cost of sales	2,494,166	3,425,076	3,499,505
Selling, general and administrative expenses	178,441	179,244	185,791
Loss on disposition of property, plant and equipment, net	3,477	8,548	1,549
Loss on impairment of property, plant and equipment	2,075	5,876	1,268

Total costs and expenses, net	2,678,159	3,618,744	3,688,113

Operating income (loss)	67,541	(123,891)	115,813
Interest expenses, net	(10,074)	(12,474)	(12,305)
Dividends received	2,842	2,425	1,929
Impairment loss on securities	(5,354)	(9,625)	(473)
Foreign currency exchange gains (losses), net	922	(1,186)	4,156
Equity in earnings of affiliated companies, net	35,060	59,356	92,112
Other (expense) income, net	(3,092)	(5,179)	4,059

Income (loss) before income taxes	87,845	(90,574)	205,291

Provision for income taxes:
Current	12,978	15,684	58,272
Deferred	10,391	(91,645)	20,822

Net income (loss)	64,476	(14,613)	126,197
Less: Net income attributable to noncontrolling interests	14,904	9,726	25,272

Net income (loss) attributable to Nippon Mining Holdings, Inc.	49,572	(24,339)	100,925

Per share data:

Net income (loss) attributable to Nippon Mining Holdings, Inc.:	Yen	Yen	Yen

Basic	53.50	(26.26)	108.89
Diluted	53.44	(26.26)	108.81
The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NIPPON MINING HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions of yen)

	Year ended March 31
	2010	2009	2008
Cash flows from operating activities:
Net income (loss)	64,476	(14,613)	126,197
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	62,563	60,673	52,731
Loss on disposition of property, plant and equipment, net	3,477	8,548	1,549
Loss on impairment of property, plant and equipment	2,075	5,876	1,268
Loss on impairment of investment securities	5,354	9,625	473
Equity in earnings of affiliated companies, net of dividends received	(4,390)	(4,531)	(26,247)
Deferred income taxes	10,391	(91,645)	20,822
Changes in assets and liabilities:
Accounts receivable	(99,342)	198,137	(77,606)
Inventories	(104,683)	236,503	(62,862)
Accounts payable	72,236	(104,869)	40,015
Accrued income taxes	546	(14,269)	(5,803)
Other, net	(9,073)	(8,435)	(5,430)

Net cash provided by operating activities	3,630	281,000	65,107
Cash flows from investing activities:
Payments for acquisition of investment securities	(10,029)	(2,137)	(8,859)
Payments for acquisition of investments in affiliated companies	-	-	(11,272)
Proceeds from sales and maturities of investment securities	3,875	466	9,260
Payments for acquisition of property, plant and equipment	(56,251)	(71,534)	(112,008)
Proceeds from sales of property, plant and equipment	9,698	4,256	6,126
Other, net	(10,236)	(6,651)	2,362

Net cash used in investing activities	(62,943)	(75,600)	(114,391)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings and commercial paper, net	31,121	(153,483)	92,470
Proceeds from issuance of long-term debt	60,376	88,770	120,185
Repayments of long-term debt	(46,194)	(64,973)	(113,291)
Cash dividends paid:
Common stock	(12,515)	(14,840)	(14,841)
Noncontrolling interests	(5,837)	(10,842)	(18,448)
Other, net	5,286	2,722	1,199

Net cash provided by (used in) financing activities	32,237	(152,646)	67,274
Effect of exchange rate changes on cash and cash equivalents	299	(3,958)	432

Net (decrease) increase in cash and cash equivalents	(26,777)	48,796	18,422
Cash and cash equivalents at beginning of year	113,947	65,151	46,729

Cash and cash equivalents at end of year	87,170	113,947	65,151

Supplemental data:
Cash paid during the year for:
Interest	10,800	14,705	15,921
Income taxes, net of refunds	7,169	45,583	64,075
Non-cash investing and financing activities:
Capital leases	149	2,157	990
The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NIPPON MINING HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Millions of yen, except for share information)

	Attributable to Nippon Mining Holdings
					Accumulated
	Shares of				other	Treasury stock			Non-
	common stock	Common	Capital	Retained	comprehensive	Shares		Comprehensive	controlling
	(thousand)	stock	surplus	earnings	income (loss)	(thousand)	At cost	income (loss)	interests	Total
Balance at March 31, 2007	928,462	73,920	314,093	129,007	26,440	1,553	(570)		64,333	607,223
Cumulative effect from the adoption of new accounting standard				(171)						(171)
Shares purchased						207	(204)			(204)
Shares issued			12			(64)	33			45
Exercise of stock options			(24)			(47)	24			-
Share-based compensation			189							189
Cash dividends paid to noncontrolling interests									(18,448)	(18,448)
Cash dividends				(14,841)						(14,841)
Equity transactions and other									905	905
Comprehensive income (loss):
Net income				100,925				100,925	25,272	126,197
Other comprehensive loss, net of taxes:
Unrealized losses on investment securities, net					(15,015)			(15,015)	(152)	(15,167)
Pension liability adjustment					(3,325)			(3,325)		(3,325)
Foreign currency translation adjustments					(14,135)			(14,135)	(1,429)	(15,564)

Total comprehensive income								68,450	23,691	92,141

Balance at March 31, 2008	928,462	73,920	314,270	214,920	(6,035)	1,649	(717)		70,481	666,839

Shares purchased						634	(265)			(265)
Shares issued			(8)			(112)	57			49
Exercise of stock options			(42)			(80)	42			-
Share-based compensation			177							177
Cash dividends paid to noncontrolling interests									(10,842)	(10,842)
Cash dividends				(14,840)						(14,840)
Equity transactions and other									(503)	(503)
Comprehensive income (loss):
Net loss				(24,339)				(24,339)	9,726	(14,613)
Other comprehensive loss, net of taxes:
Unrealized losses on investment securities, net					(8,037)			(8,037)		(8,037)
Pension liability adjustment					(1,933)			(1,933)		(1,933)
Foreign currency translation adjustments					(41,554)			(41,554)	(8,179)	(49,733)

Total comprehensive loss								(75,863)	1,547	(74,316)

Balance at March 31, 2009	928,462	73,920	314,397	175,741	(57,559)	2,091	(883)		60,683	566,299

Shares purchased						203	(80)			(80)
Shares issued			(1)			(15)	7			6
Exercise of stock options			(557)			(1,177)	557			-
Share-based compensation			239							239
Cash dividends paid to noncontrolling interests									(5,837)	(5,837)
Cash dividends				(12,515)						(12,515)
Equity transactions and other			1,817						8,010	9,827
Comprehensive income (loss):
Net income				49,572				49,572	14,904	64,476
Other comprehensive income (loss), net of taxes:
Unrealized gains on investment securities, net					3,465			3,465	54	3,519
Pension liability adjustment					2,010			2,010		2,010
Foreign currency translation adjustments					2,842			2,842	809	3,651

Total comprehensive income								57,889	15,767	73,656

Balance at March 31, 2010	928,462	73,920	315,895	212,798	(49,242)	1,102	(399)		78,623	631,595

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
1. Nature of operations
Nippon Mining Holdings, Inc. (“Nippon Mining” or the “Company”) and its subsidiaries (collectively, the “Group”) are mainly engaged in two core businesses; the petroleum business and the metals business.
The Group’s petroleum business is engaged in the exploration and development of petroleum, refining and marketing of petroleum products and production and marketing of petrochemical products. The petroleum exploration and development activities are mainly conducted through the Group’s equity method affiliates.
The Group’s metals business is engaged in the exploration and development of copper resources, smelting and refining of metal resources, manufacturing and marketing of electronic materials and recycling and environmental services. The Group’s copper exploration and development activities are mainly conducted by a 25% owned equity method affiliate located in Chile. The Group also has two other mining projects in South America, which are currently under or after feasibility studies.
On December 4, 2008, the Company and Nippon Oil Corporation reached a basic agreement to integrate the management of both companies through a joint transfer of common stocks. The Company and Nippon Oil Corporation became wholly owned subsidiaries of JX Holdings upon effectiveness of the joint share transfer and establishment of JX Holdings on April 1, 2010.
2. Summary of significant accounting policies
Financial statements presentation
The accompanying consolidated financial statements are the responsibility of the management of the Company. The Company and its domestic subsidiaries keep their books of account in accordance with the financial accounting standards of Japan and its foreign subsidiaries in accordance with those of the countries of their domicile. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and reflect adjustments which are necessary to conform the local statutory accounts into U.S. GAAP.
The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Nippon Mining is incorporated and principally operates.
Principles of consolidation
The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries and variable interest entities where the Group is a primary beneficiary. All significant inter-company transactions and balances are eliminated in consolidation.
Certain subsidiaries with a year-end on or after December 31, but prior to the Company’s year-end of March 31, are included on the basis of the subsidiaries’ respective year-ends. The reasons why these subsidiaries use different year-end are mainly for local statutory requirements or for facilitation of timely reporting. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements.
Investments in affiliated companies comprise companies owned 20% to 50% and certain companies owned less than 20% over which the companies have the ability to exercise significant influence and corporate joint ventures. Investments in affiliated companies are accounted for under the equity method, after appropriate adjustments for inter-company profits and dividends. The differences between the cost of such investments and the companies’ equity in the underlying fair value of the net assets at the dates of acquisition are recognized as goodwill as a component of the investment balance. Investments in which the Group has little or no influence are accounted for using the cost method.
Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingencies at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from those estimates. Material estimates that are particularly susceptible to significant change primarily relate to asset retirement obligations, impairment of long-lived assets, deferred tax assets, investment securities and pension liabilities.
Foreign currency translation
Financial statements of foreign entities are prepared using the functional currency of each entity and translated into Japanese yen for consolidation purposes. All asset and liability accounts of foreign subsidiaries and affiliated companies are translated into Japanese yen at appropriate year-end exchange rates and all income and expense accounts are translated at the average exchange rates for each year. The resulting translation adjustments are accumulated as a component of Accumulated other comprehensive loss.
Monetary assets and liabilities denominated in foreign currencies are translated at appropriate year-end exchange rates and the resulting translation gains or losses are included in Foreign currency exchange gains (losses), net.
Cash and cash equivalents
Cash and cash equivalents are comprised of cash on hand, demand deposits in banks and short-term, highly liquid investments with original maturities of three months or less.

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
Allowance for doubtful accounts
An allowance for doubtful accounts is reserved for potentially uncollectible receivables. The Group reviews accounts receivable by customers which are past due to identify doubtful receivables with known disputes or collectibility issues. In determining the amount of the reserve, the Group aggregates amounts of individually estimated credit losses for doubtful receivables and an amount calculated using historical write-off experience for receivables other than doubtful receivables.
As of March 31, 2010, allowance for doubtful accounts amounted to 2,906 million yen, of which 1,287 million yen was included in Trade accounts receivable, net and 1,619 million yen was included in Other non-current assets. As of March 31, 2009, allowance for doubtful accounts amounted to 3,086 million yen, of which 1,502 million yen was included in Trade accounts receivable, net and 1,584 million yen was included in Other non-current assets.
Investment securities
Marketable equity securities
All marketable equity securities are classified as available-for-sale and are carried at fair value, with unrealized gains and losses reported in Accumulated other comprehensive loss in Stockholders’ equity on a net of tax basis.
When management judges a decline in estimated fair value below the cost is other-than-temporary for individual equity securities, the amount of the reduction is reflected as a loss for the year in the accompanying statements of operations. In determining other-than-temporary declines in fair value to be recognized as an impairment loss, the Group considers various factors, such as the extent which the cost exceeds the market value, the duration of the market decline, the financial position and near-term prospects of the issuer, and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. See Note 9 for a further discussion of other-than-temporary impairment.
For the purpose of computing gains and losses, the cost of marketable securities is determined by the moving-average cost method.
Non-marketable equity securities
Non-marketable equity securities are carried at cost. When other-than-temporary decline in the value of such securities below their cost occurs, the investment is reduced to its fair value and an impairment loss is recognized. Various factors, such as the financial position and near-term prospects of the issuer, are reviewed to judge whether it is other-than-temporary.
For the purpose of computing gains and losses, the cost of non-marketable securities is determined by the moving-average method.
Inventories
Inventories are stated at the lower of cost or market. Crude oil and petroleum products are valued based on the average cost method. Metals are measured using the first-in first-out method. Inventory cost includes expenditures and other charges (including depreciation) incurred in bringing the inventory to its existing condition and location. Selling, general and administrative expenses are reported as period costs and excluded from inventory cost. The Group recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.
Property, plant and equipment, net and depreciation
Property, plant and equipment are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, and small purchases of equipment are expensed as incurred, while major renewals and improvements are capitalized.
Depreciation of property, plant and equipment is primarily calculated based on the straight-line method and is provided over the estimated useful lives of related assets as summarized below:

Buildings	7 - 60 years
Oil tanks	7 - 15 years
Machinery and equipment	3 - 15 years
When assets are sold or otherwise disposed of, the profits or losses, computed on the basis of the difference between the net carrying value and proceeds, are credited or charged to income in the year of disposal.
Mineral rights are the legal rights to explore, extract, and retain at least a portion of the benefits from mineral deposits and are amortized using the unit-of-production method on the proven and probable reserves.
Mining exploration costs are expensed as incurred until feasibility studies indicate that the mining project is commercially viable. Once established as commercially viable, costs are capitalized as development costs and are amortized using the unit-of-production method on the proven and probable reserves.
In accordance with the Financial Accounting Standards Board (“FASB”) guidance for stripping costs, stripping costs (i.e., the costs of removing overburden and waste material to access mineral deposits) incurred during the production phase of a mine are considered variable production costs and are included as a component of inventory produced during the period in which stripping costs are incurred. However, during the development of a mine, before production commences, such costs are generally capitalized as part of the development costs and are amortized using the

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
unit-of-production method based on the proven and probable reserves of the related ore body.
Impairment of long-lived assets
In accordance with the FASB guidance for the impairment or disposal of long-lived assets, the Group reviews its long-lived assets to be held and used or to be disposed of other than by sale, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. A long-lived asset is considered to be impaired when its carrying value exceeds the sum of the future undiscounted net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. Fair value is generally determined using valuation techniques such as estimated discounted future cash flows. For purpose of recognition and measurement of an impairment loss, a long-lived asset or assets are grouped with other assets and liabilities at the lowest level with independent and identifiable cash flows.
Goodwill
Goodwill resulting from business combination transactions is not amortized but tested for impairment annually or more frequently if events or changes in circumstances indicate that goodwill is impaired. As of March 31, 2010 and 2009, goodwill amounted to 8,480 million yen (allocated to the Copper Smelting & Refining segment and the Petroleum Refining & Marketing segment) and 4,396 million yen (allocated to the Copper Smelting & Refining segment), respectively. Goodwill balance is included in Other non-current assets.
Asset retirement obligations
The Group records a liability or an asset retirement obligation for the estimated cost to retire a tangible long-lived asset at the time the liability is incurred. Asset retirement obligations are recorded at fair value on a discounted basis, when the Group has a legal obligation to incur costs to retire the asset and when a reasonable estimate of fair value of the liability can be made. The costs associated with the liability are capitalized as part of the related asset and depreciated. Over time, the liability is increased for accretion in present value.
The Group’s asset retirement obligations mainly relate to leased properties where gas service stations are located.
Estimating future asset retirement obligations requires management to make estimates and judgments regarding timing, existence of a liability and what constitutes adequate restoration. Inherent in the present value calculation are the rate and the timing of settlement. To the extent future revisions to these assumptions impact the present value of the recorded asset retirement obligation liability, a corresponding adjustment is made to the related asset.
Derivative financial instruments and hedging activities
The Group utilizes various derivative financial instruments for supply-demand adjustment, not for speculation, in accordance with the Group’s internal policy to manage its exposure to fluctuating commodity prices, variability in foreign currency exchange rates and changes in interest rates. All derivatives are carried at fair value and are reported as Other current assets or Other current liabilities with changes in the fair value charged to current income in accordance with the FASB guidance for derivatives and hedging.
Changes in the fair value of foreign exchange forward contracts are recognized in Foreign currency exchange gains (losses), net, interest rate swaps are recognized in Other (expense) income, net, and changes in the fair value of commodity derivatives are recognized in Cost of sales. Changes in value of derivative instruments are recorded in Other, net, within operating activities in the consolidated statements of cash flows.
Environmental liabilities
Liabilities for environmental costs are recognized when it is probable that obligations have been incurred and the associated costs can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change, and not reduced by possible recoveries from third parties. Such liabilities are principally based upon discounted projected cash outflows.
Defined benefit pension plans
Accrued retirement benefits are stated principally at the amount calculated based on the present value of the retirement benefit obligation and the fair value of the pension plan assets, as adjusted for unrecognized actuarial gain or loss, and unrecognized prior service cost. Actuarial gain or loss is amortized commencing in the subsequent period using the corridor approach. The unrecognized actuarial gains and losses are amortized when the net gains and losses exceed 10% of the greater of the value of plan assets or pension obligations at the beginning of the year.
Share-based compensation
The Group accounts for share-based compensation using the fair value method in accordance with the FASB guidance for stock compensation.
Revenue recognition
The Group’s petroleum and chemical products are sold under short-term agreements at prevailing market prices. The Group’s refined copper is sold under annual contracts, and its revenue is determined based on the monthly average of prevailing commodity prices according to the terms of the contracts. Sales of products associated with electronic materials are based on annual or shorter-term agreements. In all cases, revenue is recognized when products are delivered, at which point, title is transferred and customers assume the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
The Group enters into buy/sell and similar arrangements when petroleum products are held at one location but are needed at a different location. The Group pays or receives the barter unit price which is the same amount for both purchases and sales as per the agreement. In accordance with the relevant FASB guideline for purchases and sales of inventory with the same counterparty, the Group accounts for such transactions on a net basis in its consolidated statements of operations.
The Group reports excise taxes on sales transactions on a gross basis in the consolidated statements of operations (included in both revenues and costs). Revenues and Cost of sales include excise taxes of 326,623 million yen, 324,557 million yen and 359,652 million yen for the years ended March 31, 2010, 2009 and 2008, respectively.
Shipping and handling costs
Costs incurred for shipping and handling of products for an amount of 42,502 million yen, 43,628 million yen and 44,470 million yen for the years ended March 31, 2010, 2009 and 2008, respectively, are included in Selling, general and administrative expenses in the consolidated statements of operations.
Research and development costs
Research and development costs are expensed as incurred. Research and development costs incurred for the years ended March 31, 2010, 2009 and 2008 are 11,485 million yen, 13,182 million yen and 11,759 million yen, respectively.
Income Taxes
The Group accounts for income taxes pursuant to the FASB guidance for income taxes. Deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements (see Note 20). A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. The effect on deferred income tax assets and liabilities of a change in tax rates and laws is recognized in income in the period in which such changes are enacted.
The Group accounts for uncertain tax positions in accordance with the FASB guidance for income taxes. The FASB guidance for income taxes prescribe a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. The FASB guidance for income taxes also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon adoption of this guidance, the Group recorded a cumulative effect adjustment of 171 million yen to decrease Retained earnings as of April 1, 2007. Following adoption of the guidance, the Group included accrued interest and accrued penalties in provision for income taxes.
Earnings per share
Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all stock options were exercised and resulted in the issuance of common stock.
Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to Retained earnings in the year in which they are declared.
Change in Accounting Principles
Effective April 1, 2009, the Group retrospectively adopted the new FASB guidance for noncontrolling interests in subsidiaries. This guidance requires noncontrolling interests, previously called minority interests, to be presented as a separate item in the equity section of the consolidated balance sheet. It also requires the amount of consolidated net income attributable to noncontrolling interests to be clearly presented on the face of the consolidated statements of operations. Additionally, this guidance clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions, and that deconsolidation of a subsidiary requires gain or loss recognition in net income based on the fair value on the deconsolidation date. This guidance was applied prospectively with the exception of presentation and disclosure requirements, which were applied retrospectively for all periods presented.
Effective April 1, 2009, the Group implemented the new FASB guidance for “Derivative and Hedging.” This guidance did not affect amounts reported in the financial statements; it only expands the disclosure requirements for derivative instruments and hedging activities. In addition, the Group now must include an indication of the volume of derivative activity by category (e.g. interest rate, commodity and foreign currency) and derivative gains and losses by category, for the periods presented in the consolidated financial statements. See Note 12 - Derivative Instruments, for additional information.
Effective April 1, 2009, the Group adopted the new FASB guidance for “Fair Value Measurements and Disclosures,” with respect to non-financial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of this guidance did not have a material impact on the Group’s consolidated results of operations and financial position.
In December 2008, the FASB issued an accounting standard regarding a company’s disclosures about postretirement benefit plan assets. This standard requires additional disclosures about plan assets for sponsors of defined benefit pension and other postretirement plans including expanded information regarding investment strategies, major categories of plan assets, and concentrations of risk within plan assets. Additionally, this standard requires disclosures similar to those required for fair value measurements and disclosures under the FASB guidance for fair value measurements with respect to the fair value of plan assets such as the inputs and valuation techniques used to measure fair value and information

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
with respect to classification of plan assets in terms of the hierarchy of the source of information used to determine their value. For the Group, the disclosures under this standard are required beginning with the annual period ended March 31, 2010. The additional disclosures are included in Note 16.
Effective for the annual period ended March 31, 2010, the Group adopted the new FASB guidance for “Oil and Gas Reserve Estimation and Disclosures.” with the Securities and Exchange Commission’s final rule, “Modernization of the Oil and Gas Reporting Requirements” issued on December 31, 2008. In summary, the revisions in the guidance modernize the disclosure rules to better align with current industry practices and expand the disclosure requirements for equity method investments so that more useful information is provided. More specifically, the main provisions include the following:
•	An expanded definition of oil and gas producing activities to include nontraditional resources such as bitumen extracted from oil sands.
•	The use of an average of the first-day-of-the-month price for the 12-month period, rather than a year-end price for determining whether reserves can be produced economically.
•	Amended definitions of key terms such as “reliable technology” and “reasonable certainty” which are used in estimating proved oil and gas reserve quantities.
•	A requirement for disclosing separate information about reserve quantities and financial statement amounts for geographical areas representing 15 percent or more of proved reserves.
•	Clarification that an entity’s equity investments must be considered in determining whether it has significant oil and gas activities and a requirement to disclose equity method investments in the same level of detail as is required for consolidated investments.
This guidance requires (1) the effect of the adoption to be included within each of the dollar amounts and quantities disclosed, (2) qualitative and quantitative disclosure of the estimated effect of adoption on each of the dollar amounts and quantities disclosed, if significant and practical to estimate and (3) the effect of adoption on the financial statements, if significant and practical to estimate. Adoption of these requirements did not significantly impact our reported reserves or our consolidated financial statements.
New Accounting Standards
In June 2009, the FASB issued new guidance for the accounting for transfers of financial assets. This new guidance eliminates the concept of a qualifying special-purpose entity; removes the scope exception from applying the accounting standards that address the consolidation of variable interest entities to qualifying special-purpose entities; changes the standards for de-recognizing financial assets; and requires enhanced disclosure. This new guidance is effective on April 1, 2010 for the Group. The Group is currently evaluating the effect that the adoption of this guidance will have on its consolidated results of operations and financial position.
In June 2009, the FASB issued amended guidance for determining whether to consolidate a variable interest entity. This amended guidance eliminates a mandatory quantitative approach to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis, and requires an ongoing reassessment of whether an entity is the primary beneficiary. This new guidance is effective on April 1, 2010 for the Group. The Group is currently evaluating the effect that the adoption of this guidance will have on its consolidated results of operations and financial position.
In October 2009, the FASB issued new accounting guidance for revenue recognition under multiple-deliverable arrangements. This guidance modifies the criteria for separating consideration under multiple-deliverable arrangements and requires allocation of the overall consideration to each deliverable using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables. As a result, the residual method of allocating arrangement consideration will no longer be permitted. The guidance also requires additional disclosures about how a vendor allocates revenue in its arrangements and about the significant judgments made and their impact on revenue recognition. This guidance is effective for fiscal years beginning on or after June 15, 2010 and is required to be adopted by the Group no later than April 1, 2011 (with early adoption permitted). The provisions are effective prospectively for revenue arrangements entered into or materially modified after the effective date, or retrospectively for all prior periods. The Group is currently evaluating the effect that the adoption of this guidance will have on its consolidated results of operations and financial position
Reclassifications
Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation.
3. Securitization
The Group transfers trade accounts receivable of its principal operating entities on a regular basis to securitization vehicles that are managed and administered by commercial banks. These vehicles obtain financing from the sponsoring commercial banks or third-party investors to fund their purchases of trade accounts receivable and other financial assets from the sponsoring commercial banks’ clients that include the Group. This trade accounts receivable is short-term in nature and is due within six months or less. The Group did not have any continuing involvement with the trade accounts receivable transferred other than servicing of them in a fiduciary capacity, except for certain limited cases where the Group had no continuing involvement whatsoever. Accordingly, the Group accounts for such transfers as sales.
During the years ended March 31, 2010, 2009 and 2008, the Group transferred trade accounts receivable and received proceeds amounting to 6,972 million yen, 210,243 million yen and 223,018 million yen, net of securitization fees in the amount of 8 million yen, 243 million yen and 501 million yen, respectively. The Group did not recognize any material gain or loss as a result of these transactions except for the securitization fees. Of these trade accounts receivable, 460 million yen and 13,707 million yen remained outstanding as of March 31, 2010 and 2009, respectively.

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
4. Inventories
The components of inventories stated at the lower of cost or market are as follows:

	March 31
	2010	2009
Merchandise and finished goods	113,937	86,195
Raw materials	176,989	126,664
Work in process	135,963	106,534
Supplies	11,078	10,615

Total	437,967	330,008

As of March 31, 2010 and 2009, inventories presented above are net of a lower of cost or market adjustment of 8,153 million yen and 75,939 million yen, respectively, which is included in Cost of sales in the consolidated statements of operations. Lower of cost or market adjustment as of March 31, 2010 and 2009 mainly relate to the declines in prices of oil and metal at the end of the respective fiscal year end.
5. Property, plant and equipment, net
Property, plant and equipment, net, consists of the following:

	March 31
	2010		2009
	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	depreciation and	amount	depreciation and
		amortization		amortization
Land	200,179	-	204,696	-
Buildings and oil tanks	487,344	303,941	483,091	301,210
Machinery and equipment	920,081	661,642	894,848	626,694
Construction in progress	10,898	-	14,273	-
Mineral rights	36,159	3,890	35,801	3,438
Others	44,671	33,536	43,252	31,037

Total	1,699,332	1,003,009	1,675,961	962,379

Depreciation and amortization expenses of property, plant and equipment for the years ended March 31, 2010, 2009 and 2008 amounted to 62,563 million yen, 60,673 million yen and 52,731 million yen, respectively.
6. Asset retirement obligations
The following table summarizes changes in asset retirement obligations for the years ended March 31, 2010, 2009 and 2008:

Balance at March 31, 2007	10,942
Liabilities incurred	1,618
Accretion	56
Settlement	(736)

Balance at March 31, 2008	11,880
Less current portion	(3,260)

Long-term portion	8,620

Balance at March 31, 2008	11,880
Liabilities incurred	407
Accretion	64
Settlement	(2,737)

Balance at March 31, 2009	9,614
Less current portion	(2,692)

Long-term portion	6,922

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)

Balance at March 31, 2009	9,614
Liabilities incurred	4,327
Revisions to cash flow estimates	1,179
Accretion	71
Settlement	(2,967)

Balance at March 31, 2010	12,224
Less current portion	(3,414)

Long-term portion	8,810

The Group records asset retirement obligations for certain assets when the specific timing of abandonment and its amounts can be reasonably estimated. Events which would trigger asset retirement obligations assessments include an increase of the possibility of future abandonment or termination of continuous use.
Except for the obligations specified above, the Group cannot reasonably estimate the fair value of asset retirement obligations relating to certain oil refining facilities and oil storage facilities as the Group assumes that it will continue to use these assets indefinitely.
7. Loss on impairment of long-lived assets
The overall deterioration of the global economic environment and a significant decrease in the price of land in Japan have led to adverse changes in the Group’s business. As such, the Group evaluated its long-lived assets for impairment in the years ended March 31, 2010, 2009 and 2008, which resulted in the recognition of impairment charges as described below.
The Group’s impairment analysis includes several assumptions in the determination of estimated future cash flows including near and long-term oil and metal prices, oil and metal commodity prices, production costs, reserve estimates and the use of appropriate discount rates. In measuring the amount of impairment charges, the carrying amount of the asset is compared to the present value of the expected future cash flows generated by the corresponding asset as well as available market information for similar properties in the same geographic area, in the case of real estate properties.
The Group recorded impairment loss on land where service stations that were closed down, idle or were suffering from operating losses were located. In relation to buildings, the Group recorded an impairment loss mainly due to a continuous drop in the price of real estate properties in Japan in 2010, 2009 and 2008.
An impairment loss on certain machinery and equipment was recognized, used to manufacture copper wire and to manufacture compound semiconductors in 2010.
An impairment loss on certain machinery and equipment was recognized used to manufacture copper foil products for which product demand and market size were significantly deteriorated and manufacture new products for which initial future estimated cash flows was revised in 2009.
The impairment loss recorded as of March 31, 2010, 2009 and 2008 is as follows:

	Year ended March 31
	2010	2009	2008
Land	1,584	968	498
Buildings and oil tanks	-	730	25
Machinery and equipment	490	4,172	745
Others	1	6	-

Total impairment loss on long-lived assets	2,075	5,876	1,268

The impairment loss mainly relate to the Electronic materials and Petroleum refining & marketing operating segments.

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
8. Investments in affiliated companies
A list of significant affiliated companies as of March 31, 2010, together with the Group’s percentage of voting rights, is detailed below:

		The Group’s
		percentage
		of voting
Name of significant affiliated companies	Nature of business	rights
Abu Dhabi Oil Co., Ltd.	Oil production	31.50%
United Petroleum Development Co., Ltd.	Oil production	45.00%
Minera Los Pelambres	Copper mining	25.00%
Japan Collahuasi Resources B.V.	Investment in Collahuasi Mine	30.00%
JECO Corporation	Investment in Escondida Mine	20.00%
LS-Nikko Copper Inc.	Smelting, refining and sales of copper	49.90%
Hitachi Wire Rod Co., Ltd.	Production and sale of copper wire rods	20.00%
Poongsan-Nikko Tin Plating Corporation	Production of rolled materials	40.00%
COFCO, Ltd.	Financing for Collahuasi Mine	30.00%
Japan Escondida Finance Corporation	Financing for Escondida Mine	20.00%
Tatsuta Electric Wire and Cable Co., Ltd.	Production and sale of electric wires and cables	35.93%
Toho Titanium Co., Ltd.	Production and sale of titanium metals and other products	42.64%
Maruwn Corporation	Land transportation	38.84%
NTT DATA CCS Corporation	Development of software, information processing and sales systems	40.00%
Summarized financial information for significant affiliated companies, excluding Minera Los Pelambres whose financial statements are separately disclosed in accordance with Rule 3-09 of Regulation S-X, is shown below.

	March 31, 2010
		United
		Petroleum
	Abu Dhabi	Development	LS-Nikko
	Oil Co., Ltd.	Co., Ltd.	Copper Inc.	Others	Total
Current assets	39,145	38,105	185,978	69,075	332,303
Non-current assets	23,881	8,289	49,559	134,376	216,105

Total assets	63,026	46,394	235,537	203,451	548,408

Current liabilities	12,500	5,234	128,971	43,807	190,512
Non-current liabilities	4,301	4,019	7,999	49,737	66,056
Equity	46,225	37,141	98,567	109,907	291,840

Total liabilities and equity	63,026	46,394	235,537	203,451	548,408

	Year ended March 31, 2010
		United
		Petroleum
	Abu Dhabi	Development	LS-Nikko
	Oil Co., Ltd.	Co., Ltd.	Copper Inc.	Others	Total
Revenues	49,999	29,434	417,616	109,882	606,931
Gross profit	25,814	14,940	12,134	33,820	86,708
Net income	8,827	3,731	11,894	10,069	34,521

	March 31, 2009
		United
		Petroleum
	Abu Dhabi	Development	LS-Nikko
	Oil Co., Ltd.	Co., Ltd.	Copper Inc.	Others	Total
Current assets	56,210	35,310	119,589	67,359	278,468
Non-current assets	25,227	8,846	42,958	118,104	195,135

Total assets	81,437	44,156	162,547	185,463	473,603

Current liabilities	8,055	3,248	71,856	46,911	130,070
Non-current liabilities	7,271	4,182	7,308	40,541	59,302
Equity	66,111	36,726	83,383	98,011	284,231

Total liabilities and equity	81,437	44,156	162,547	185,463	473,603

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)

	Year ended March 31, 2009
		United
		Petroleum
	Abu Dhabi	Development	LS-Nikko
	Oil Co., Ltd.	Co., Ltd.	Copper Inc.	Others	Total
Revenues	72,632	48,491	526,094	132,312	779,529
Gross profit	50,451	35,151	57,929	12,453	155,984
Net income	23,738	14,882	19,676	37,903	96,199

	Year ended March 31, 2008
		United
		Petroleum
	Abu Dhabi	Development	LS-Nikko
	Oil Co., Ltd.	Co., Ltd.	Copper Inc.	Others	Total
Revenues	70,353	43,772	638,545	130,083	882,753
Gross profit	45,202	28,308	44,358	17,562	135,430
Net income	16,571	11,529	29,920	67,297	125,317
The carrying value of investments in affiliated companies exceeds the Group’s equity interest in the underlying net assets of such affiliated companies by 7,545 million yen and 6,993 million yen as of March 31, 2010 and 2009, respectively. Such excess is mainly due to fair value adjustments recorded as a result of the application of the purchase method upon the acquisition of such investments.
Investments in affiliated companies which have quoted market values at March 31, 2010 and 2009 compared with related carrying amounts are as follows:

	March 31
	2010	2009

Carrying amount	35,639	36,951

Market value	67,913	39,160
Nippon Mining reviews the carrying value of investments in affiliated companies to assess if an other-than-temporary decline in value has occurred. Impairment reviews are performed when events or changes in circumstances indicate that the carrying amount of such investment may not be recoverable. Such indicators include sustained decline in market value below carrying value, deteriorating financial position and decrease in the quality of the investee’s asset without positive near-term prospects, significantly sub-par level of earnings or quality of assets below that of the investee’s peers, and severe losses sustained by the investee in the current year or in both current and prior years. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. When the value of investment in an affiliated company is determined to have declined below carrying value on an other-than-temporary basis, an impairment loss is recorded for the amount by which the carrying value exceeds its fair value. The Group did not recognize any impairment loss for investments in affiliated companies for the years ended March 31, 2010, 2009 and 2008.
9. Investment securities
Marketable equity securities
Investments in marketable equity securities as of March 31, 2010 and 2009 are summarized as follows:

	March 31
	2010				2009
			Gross	Gross			Gross	Gross
		Aggregate	unrealized	unrealized		Aggregate	unrealized	unrealized
	Cost	fair value	gains	losses	Cost	fair value	gains	losses
Available-for-sale securities:
Equity securities	28,550	41,769	13,241	22	28,869	36,270	7,526	125
Cost represents acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when an impairment is recognized.

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2010, 2009 and 2008 are as follows:

	Year ended March 31
	2010	2009	2008

Proceeds from sales of available-for-sale securities	401	466	8,709
Gross realized gains	70	190	7,598
Gross realized losses	-	1	-
For the years ended March 31, 2010, 2009 and 2008, losses of 248 million yen, 8,997 million yen and 104 million yen, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other-than-temporary.
The Group’s available-for-sale securities were classified by length of unrealized loss position as of March 31, 2010 and 2009 as follows:

	March 31, 2010
	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
	Aggregate	unrealized	Aggregate	unrealized	Aggregate	unrealized
	fair value	losses	fair value	losses	fair value	losses
Equity securities	43	1	189	21	232	22

Total	43	1	189	21	232	22

	March 31, 2009
	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
	Aggregate	unrealized	Aggregate	unrealized	Aggregate	unrealized
	fair value	losses	fair value	losses	fair value	losses
Equity securities	502	125	-	-	502	125

Total	502	125	-	-	502	125

At March 31, 2010, the Group held certain securities with unrealized holding losses in its available-for-sale portfolio. The unrealized losses on these securities, consisting of entities in various industries, were principally due to a decline in the stock market. Based on the evaluation of the severity and duration of decline in value of these securities, the Group concluded that the fair value of these securities is recoverable. As a result of the Group’s intent and ability to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Group did not consider these investments to be other-than-temporarily impaired at March 31, 2010.
Non-marketable equity securities
Non-marketable equity securities representing investments in unlisted companies are carried at cost; however, if the fair value of an investment has declined and such decline is judged to be other-than-temporary, the investment is written down to its estimated fair value. Losses on write-downs of these investments recognized to reflect declines in fair value considered to be other-than-temporary were 5,106 million yen, 628 million yen and 369 million yen for the years ended March 31, 2010, 2009 and 2008, respectively.
Aggregate cost of non-marketable equity securities accounted for under the cost method totaled 8,843 million yen and 13,732 million yen at March 31, 2010 and 2009, respectively. Investments with an aggregate cost of 8,810 million yen at March 31, 2010 were not evaluated for impairment because (a) the Group did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) the Group did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.
10. Fair value
The FASB guidance for fair value measurements defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which the Group would transact and assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
Fair Value Hierarchy
The FASB guidance for fair value measurements establishes three levels of inputs that may be used to measure fair value:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
For the Group, Level 1 inputs are used to measure marketable equity securities. When quoted prices are available in an active market, the Group

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
uses the quoted market prices to measure the fair values of these marketable equity securities, and such securities are classified in Level 1 of the valuation hierarchy.
Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.
For the Group, Level 2 inputs are used to measure plain interest rate swaps, foreign currency forward contracts, certain commodity forward contracts and commodity swaps. Derivative contracts entered into by the Group are traded over-the-counter and valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs. The valuation models and inputs vary depending on the types and contractual terms of the derivatives. The key inputs include interest rate yield curve, foreign currency exchange rate, volatility, credit quality of the counterparty or the Group and spot price of the underlying. These models are commonly accepted in the financial industry and key inputs to the models are readily observable from an actively quoted market. Derivatives valued by such models and inputs are generally classified within Level 2 of the valuation hierarchy.
Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.
For the Group, Level 3 inputs are used to measure certain commodity forward contracts that are valued using non-binding quotes obtained from independent broker-dealers, where corroborated data is not available for all significant inputs into their proprietary valuation models that are based on discounted cash flow. The non-binding quotes from independent broker-dealers are validated by pricing models that include estimates developed by using correlation to crude oil related indices, such as NYMEX WTI. Derivatives that are valued based on models with significant unobservable input are classified in Level 3 of the valuation hierarchy.
For the Group, Level 3 inputs are also used to measure non-marketable equity securities and long-lived assets held and use on nonrecurring basis.
For non-marketable equity securities, the Group recognizes impairment of non-marketable equity securities as the fair values are below the carrying amounts, and the decline in fair values is considered to be other-than-temporary. These are valued by unobservable inputs based on financial information from investees or third parties, such as net assets value of the investees.
For long-lived assets held and use, if the aggregate amount of the projected undiscounted cash flow is lower than the carrying amount, an impairment charge is recorded for the amount by which the carrying amount of the long-lived asset exceeds its fair value, which is generally based upon discounted cash flows. Cash flow projections used to test recoverability and determine fair value are based mainly on management’s internal projections. In these projections, management makes various estimates including the future profitability of products, the use, timing of disposition and salvage value of the asset, the discount rate applied and future economic and business environment. Factors considered vary for each long-lived asset because of the difference in the nature of the assets and in operating circumstances, such as market, profitability and other factors. Due to the significant subjectivity of the assumptions and estimates used to test for recoverability and to determine fair value, changes in market conditions could result in significant impairment charges in the future, thus affecting the Group’s results of operations.
Assets/Liabilities Measured at Fair Value on a Recurring Basis
Assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of March 31, 2010 and 2009:

	Fair value measurements as of March 31, 2010 using
	Quoted prices
	in active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	instruments	inputs	inputs
	(level 1)	(level 2)	(level 3)	Total
Assets
Marketable equity securities	41,769	-	-	41,769
Derivatives	-	7,231	44	7,275

Total assets measured at fair value	41,769	7,231	44	49,044

Liabilities
Derivatives	-	10,088	-	10,088

Total liabilities measured at fair value	-	10,088	-	10,088

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)

	Fair value measurements as of March 31, 2009 using
	Quoted prices
	in active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	instruments	inputs	inputs
	(level 1)	(level 2)	(level 3)	Total
Assets
Marketable equity securities	36,270	-	-	36,270
Derivatives	-	7,386	1,554	8,940

Total assets measured at fair value	36,270	7,386	1,554	45,210

Liabilities
Derivatives	-	31,073	-	31,073

Total liabilities measured at fair value	-	31,073	-	31,073

Cash collateral provided to the Group’s counterparties in relation to derivative liabilities, which was included in Other current assets, was 3,650 million yen and 11,994 million yen as of March 31, 2010 and 2009, respectively.
The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, using significant unobservable inputs (Level 3) for the year ended March 31, 2010 and 2009:

Commodity
derivatives
Balance at April 1, 2008	(4,019)

Total net gains (realized and unrealized) included in earnings	8,271

Purchases and settlements, net	(2,698)

Balance at March 31, 2009	1,554

Total net gains (realized and unrealized) included in earnings	355

Purchases and settlements, net	(1,865)

Balance at March 31, 2010	44

Gains and losses (realized and unrealized) from the derivatives classified in Level 3 of the valuation hierarchy included in earnings for the years ended March 31, 2010 and 2009 are reported in Cost of sales in the consolidated statements of operations.
Assets Measured at Fair Value on a Non-Recurring Basis

	Fair value measurements as of March 31, 2010 using
	Quoted prices
	in active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	instruments	inputs	inputs
	(level 1)	(level 2)	(level 3)	Total
Assets
Non-marketable equity securities	-	-	33	33
Property, plant and equipment, net (held and use)	-	-	5,982	5,982

Total assets measured at fair value	-	-	6,015	6,015

The Group is generally not exposed to significant concentration of credit risks to any counterparties or any specific region.
11. Fair value of financial instruments
Summarized below are fair value and carrying value of financial instruments as of March 31, 2010 and 2009. The following summary excludes

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
Cash and cash equivalents, Time deposits, Trade accounts receivable, Short-term borrowings, and Trade accounts payable where the differences between the carrying amounts values and the fair values are not significant. The summary also excludes Investment securities which are disclosed in Note 9.

	March 31
	2010		2009
	Carrying	Fair	Carrying	Fair
Assets / (Liabilities)	amount	value	amount	value
Foreign currency forward contracts	1,853	1,853	319	319
Interest rate swaps	(2,183)	(2,183)	(1,666)	(1,666)
Commodity related derivatives	(2,483)	(2,483)	(20,786)	(20,786)
Long-term debt (including current portion)	(437,986)	(438,546)	(420,637)	(416,087)
The following assumptions are used to estimate the fair value of the financial instruments in the above table.
Derivative financial instruments
The assumptions used to estimate derivative financial instruments, including foreign currency forward contracts, interest rate swaps, commodity related derivatives, are discussed in Note 10.
Long-term debt (including current portion)
For certain unsubordinated and subordinated debt, the fair values are estimated based on quoted market prices of the debt instruments. The fair values of other long-term debt are estimated using a discounted cash flow model based on rates applicable to the Group for debt with similar terms and remaining maturities.
12. Derivative instruments
The Group implemented the new FASB disclosure guidance, as of April 1, 2009. Implementation of the new FASB disclosure guidance for derivative instruments did not have any effect on the Group’s results of operations, financial position, nor any effect on the Group’s use of derivative instruments. However, this guidance amended and expanded the disclosures required in order to provide an enhanced understanding of how and why the Group uses derivative instruments, how derivative instruments are accounted for, and how derivative instruments affect the Group’s consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows.
In the normal course of business, the Group recognizes several types of risk and uses various types of derivative instruments to manage those risks. The Group’s derivative instruments principally include plain interest rate swaps, foreign currency forward contracts, certain commodity forward contracts and commodity swaps.
The Group is exposed to mainly market risk from changes in commodity prices, foreign currency exchange rates and interest rates. In order to manage the risk arising from changes in commodity prices, foreign exchange rates and interest rates, the Group enters into certain derivative financial instruments, which it does not hold or issue for trading purposes or to generate income and manages these financial exposures as an integral part of the its overall risk management strategy.
The following table summarizes the notional amount and open position of derivative contracts outstanding as of March 31, 2010:

	Notional amount
	March 31, 2010
Foreign currency forward contracts	Sell	Buy
Millions of US$	777	912
Millions of TW$	30	-

	Notional amount
	March 31, 2010
Interest rate swaps	Pay fix/Receive float	Pay float /Receive fix
Millions of Yen	141,504	-

	Open Position
	March 31, 2010
Commodity related derivatives	Long	Short
Gold and silver (thousands of tozs)	2	5,719
Copper (thousands of tons)	51	46
Liquefied petroleum gas (thousands of tons)	6	-
Crude oil and refined products (thousands of kiloliters)	-	14

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
The following table summarizes fair value information on derivative instruments that are recorded on the Group’s consolidated balance sheet as of March 31, 2010.
Consolidated balance sheets: fair value of derivatives not designated as hedging instruments

		March 31, 2010		March 31, 2010
Type of derivative	Balance sheets	Asset derivatives -	Balance sheets	Liability derivatives -
instruments	classification	fair value *	classification	fair value *
Foreign currency forward contracts	Other current assets	2,396	Other current liabilities	543
Interest rate swaps	Other current assets	-	Other current liabilities	2,183
Commodity related derivatives	Other current assets	4,879	Other current liabilities	7,362

	Total	7,275	Total	10,088

Notes:
* The fair value of derivative instruments is presented on a gross basis. Cash collateral receivable and payable associated with derivative instruments are not added to or netted against the fair value amounts.
The following table provides detailed information regarding the derivative-related statements of operations impact by accounting designation for the year ended March 31, 2010.
Consolidated statements of operations: the effect of derivatives not designated as hedging instruments

Type of	Statements of operations	Year ended
derivative	classification	March 31, 2010
contract		Gain / (Loss)
Foreign currency forward contracts	Foreign currency exchange losses, net	(5,466)
Interest rate swaps	Other expense, net	(1,692)
Commodity related derivatives	Cost of sales	3,966

	Total	(3,192)

13. Short-term borrowings and long-term debt
Short-term borrowings are principally unsecured and generally represent bank overdrafts and commercial paper with weighted-average interest rates of approximately 0.6% and 0.9% for the years ended March 31, 2010 and 2009, respectively. The bank overdrafts amounted to 182,800 million yen and 233,578 million yen at March 31, 2010 and 2009, respectively, and the commercial paper amounted to 35,000 million yen and nil at March 31, 2010 and 2009, respectively.
Long-term debt as of March 31, 2010 and 2009 is comprised of the following:

	March 31
	2010	2009
Unsecured bonds, due through June 2018, at interest rates ranging from 1.37% to 2.32%	35,000	35,000
Loans from banks, life insurance companies and government agencies, due through March 2019 at interest rates ranging from 0.53% to 5.67%
Secured	29,994	45,627
Unsecured	307,153	270,139
Financing obligation associated with the sale and leaseback of the corporate headquarters property (See Note 14)
Secured	47,114	48,995
Capital lease obligations	18,725	20,876

	437,986	420,637
Less current portion	(81,860)	(45,612)

	356,126	375,025

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
Assets pledged as of March 31, 2010 and 2009 as collateral for long-term debt are as follows:

	March 31
	2010	2009
Property, plant and equipment, net	181,491	233,146
Investment securities	3,910	3,893

	185,401	237,039

Aggregate amounts of maturities of long-term debt during the next five years are as follows:

Year ending March 31,
2011	81,860
2012	40,898
2013	105,607
2014	74,051
2015	54,893
Thereafter	80,677

437,986

As is customary in Japan, both short-term and long-term bank loans are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.
As of March 31, 2010, the Group had unused committed credit lines amounting to 105,000 million yen.
14. Leases
As lessee
(i) Capital leases
The Group leases buildings, machinery, equipment and software under capital leases. Leased assets held under capital leases as of March 31, 2010 and 2009 are included in Property, plant and equipment, net as follows:

	March 31
	2010	2009
Buildings and oil tanks	18,002	17,875
Machinery and equipment	12,931	13,178
Others	402	402
Less accumulated amortization	(20,985)	(18,184)

Total	10,350	13,271

The following is a schedule by year of the future minimum lease payments required under capital leases together with the present value of the net minimum lease payments as of March 31, 2010:

Year ending March 31,
2011	4,148
2012	3,139
2013	2,505
2014	1,906
2015	1,307
Thereafter	6,080

Total minimum lease payments	19,085
Less amounts representing interest	(360)

Present value of net minimum lease payments included in Long-term debt	18,725
Less current portion	(4,148)

Long-term capital lease obligations	14,577

Amortization of assets under capital leases for the years ended March 31, 2010, 2009 and 2008 amounted to 3,192 million yen, 3,186 million yen and 3,311 million yen, respectively.
Minimum lease payments have not been reduced by minimum sublease income of 6,173 million yen due in the future under non-cancelable

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
subleases.
(ii) Operating leases
The following is a schedule by year of the minimum future rental payments required under operating leases that have an initial or remaining non-cancelable lease term in excess of one year as of March 31, 2010:

Year ending March 31,
2011	3,004
2012	2,775
2013	2,336
2014	2,093
2015	1,948
Thereafter	13,974

Total minimum future rentals	26,130

Rental expense related to operating leases for the years ended March 31, 2010, 2009 and 2008 amounted to 8,863 million yen, 8,641 million yen and 8,448 million yen, respectively.
Sale and leaseback transaction
On March 31, 1999, the Group sold its corporate headquarters property to a consortium formed by third-party investors for 69,000 million yen. The Group simultaneously entered into a non-cancellable, ten-year leaseback agreement with the consortium for approximately the same floor space of the property, which expired on March 31, 2009. The Group extended the lease agreement for additional two years at the expiration, which is cancellable at any time. The lease agreement requires the Company to maintain a cash deposit with the landlord, which amounted to 2,221 million yen as of March 31, 2010 and 2009. The cash deposit effectively represents non-recourse financing to the consortium. Accordingly, the Group has accounted for the transaction under the financing method pursuant to the FASB guidance for real estate sales.
Under the financing method, the book values of the property and related accumulated depreciation remain on the Group’s consolidated balance sheets and the Group continues to depreciate the property based on its economic useful life. The sales proceeds of the property are recorded as a financing obligation and the lease payments are recognized as principal repayments and interest expenses associated with the financing obligation.
In February, 2010, the Group cancelled the lease agreement and agreed to vacate the property by the end of September 2010. Upon returning the property to the landlord, the cash deposit will be returned and the Group will recognize the sale of the property and any gains or losses associated with the transaction.
15. Environmental liabilities
The Group is subject to various laws and regulations governing the protection of the environment. The Group conducts and believes its operations are in compliance with applicable laws and regulations in all material respects. The Group has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.
As of March 31, 2010 and 2009, the Group recorded an accrual of 5,591 million yen and 6,808 million yen, respectively, for environmental remediation and restoration associated costs. These amounts include environmental obligations accrued by the Company’s wholly-owned subsidiary, Gould Electronics Inc. (“Gould Electronics”) for an amount of 4,513 million yen and 5,436 million yen as of March 31, 2010 and 2009, respectively. Gould Electronics is a U.S.-based subsidiary, which has received notices from the U.S. Environmental Protection Agency and various state environmental protection agencies that it has been identified as a “potential responsible party” (“PRP”) under certain U.S. state laws and has been designated to share in the cost of cleanup with respect to certain federal Superfund sites and certain state cleanup sites. The amount of Gould Electronics’ ultimate liability in connection with any specific site may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability and the remediation methods and technology to be used.
16. Pension plans
The Group has defined benefit pension plans for the domestic employees who will receive lump-sum indemnities or pension payments upon retirement. The pension plans are based on a “point-based benefits system.” Under the point-based benefits system, benefits are calculated based on the accumulated points allocated to employees each year according to their job classification and years of service. The Group uses its year-end as a measurement date.
Funded status
The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)

	Year ended March 31
	2010	2009	2008
Change in benefit obligation:
Benefit obligation at April 1	82,944	89,075	86,359
Service cost	2,433	2,059	2,563
Interest cost	1,691	1,523	1,706
Effect from the sale of a subsidiary	-	(2,548)	-
Benefits paid	(5,533)	(6,228)	(4,230)
Actuarial (gains) losses	(1,335)	(937)	2,677

Benefit obligation at March 31	80,200	82,944	89,075

Change in plan assets:
Fair value of plan assets at April 1	19,436	23,518	25,002
Actual return on plan assets	2,585	(3,442)	(2,092)
Employer contributions	3,000	3,499	3,228
Effect from the sale of a subsidiary	-	(910)	-
Benefits paid	(2,690)	(3,229)	(2,620)

Fair value of plan assets at March 31	22,331	19,436	23,518

Funded status	(57,869)	(63,508)	(65,557)

Weighted-average assumptions used to determine benefit obligation (percent):
Discount rate	2.35 – 2.4%	2.1 – 2.35%	1.8 – 2.2%
Rate of compensation increase	2.97 – 3.58%	2.97 – 3.57%	2.97 – 3.86%
Amounts included in the consolidated balance sheets as of March 31, 2010 and 2009 are as follows:

	March 31
	2010	2009
Other non-current assets	281	301
Defined benefit pension plans	(58,150)	(63,809)

	(57,869)	(63,508)

Employer’s contributions for the year ending March 31, 2011 are expected to approximate 3 billion yen.
The projected benefit obligation, the accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	March 31
	2010	2009
Projected benefit obligation	80,200	82,944
Accumulated benefit obligation	79,591	82,366
Fair value of plan assets	22,331	19,436
Assumptions and net periodic pension cost
     The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for the years ended March 31, 2010, 2009 and 2008 follow:

	Year ended March 31
	2010	2009	2008
Weighted-average assumptions:
Discount rate	2.1 – 2.35%	1.8 – 2.2%	2.1 – 2.25%
Expected return on plan assets	2.5%	2.5%	2.5%
Rate of compensation increase	2.97 – 3.57%	2.97 – 3.86%	2.97 – 3.93%

Service cost	2,433	2,059	2,563
Interest cost	1,691	1,523	1,706
Expected return on plan assets	(458)	(527)	(578)
Recognized actuarial losses	249	-	-

Net periodic benefit cost	3,915	3,055	3,691

As of March 31, 2010 and 2009, unrecognized actuarial losses of 4,489 million yen and 8,200 million yen (excluding tax effect), respectively, are included in Accumulated other comprehensive loss.

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
Plan assets
As discussed in Note 2, the Group adopted the accounting guidance on employers’ disclosures about postretirement benefit plan assets for the annual period ended March 31, 2010. The guidance expands the disclosure set forth in the previous guidance by adding required disclosures about (1) how investment allocation decisions are made by management, (2) major categories of plan assets, and (3) significant concentrations of risk. Additionally, this guidance requires an employer to disclose information about the valuation of plan assets similar to that required under the accounting guidance on fair value measurements. See Note 2 for a discussion of the fair value hierarchy.
The Group’s investment strategy for benefit plan assets reflects a long-term view, a careful assessment of the risks inherent in various asset classes and broad diversification to reduce the risk of the portfolio. In order to ensure sufficient to pay future benefit payments, the plan aims to maximize the long-term rate of return on plan assets from long-term perspective, within an acceptable level of risk.
The target rate of return on plan assets is determined as to exceed the average return ratio in each assets category. To achieve this, the plan has set-up the target portfolio considered most appropriate for future based on the studies of the possible alternative of the investment and aims to keep target allocation of plan assets determined in those manner. The basic portfolio is established; taking into account the status of the plan based on the asset and liability management analysis, from mid-term (three-to-five year) perspective and will be reassessed when necessary.
To determine the expected long-term rate of return on plan assets, the Group considers current and expected asset allocation, as well as historical and expected long-term rate of return on various categories of plan assets. The Group’s investment strategy for benefit plan assets reflects a long-term view, a careful assessment of the risks inherent in various asset classes and broad diversification to reduce the risk of the portfolio. The Group primarily invests in funds that follow an index-based strategy to achieve its objectives of diversifying risk while minimizing costs. Studies are periodically conducted to establish the preferred target asset allocation.
Target allocation by asset category is as follows:

Target allocation
Domestic equity securities	23%
Domestic debt securities	36%
Foreign equity securities	15%
Foreign debt securities	9%
Life insurance company general accounts and other	17%

Total	100%

The Group invests through the pooled funds that follow an index-based strategy to achieve its objectives of diversifying risks while minimizing costs. Pooled funds invest in the equity and debt securities. The equity securities are selected primarily from stocks that are listed on the securities exchanges. The debt securities are selected primarily from government bonds, municipal bonds, and corporate bonds. As for investments in life insurance company general accounts, the contracts with the insurance companies include a guaranteed interest rate and return of capital.
The fair values of the Group’s benefit plan asset by assets category as of March 31, 2010 are as follows:

	March 31, 2010
	Level 1	Level 2	Level 3	Total

Equity securities
Pooled funds – Domestic equity securities	-	5,049	-	5,049
Pooled funds – Foreign equity securities	-	3,521	-	3,521
Debt securities
Pooled funds – Domestic bonds (a)	-	7,117	-	7,117
Pooled funds – Foreign bonds (b)	-	1,732	-	1,732
Life insurance company general accounts and other	-	4,912	-	4,912

Total plan assets	-	22,331	-	22,331

(a)	These funds invest in approximately 70% Japanese government bonds, 15% municipal bonds and 15% corporate bonds.
(b)	These funds invest mainly in foreign government bonds.
The classification of fair value measurements within hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows:
Equity Securities: Pooled funds are valued at the net asset value per shares multiplied by the number of shares held as of the measurement date, as determined by the quoted market prices reported on the active market on which the individual securities are traded, or pricing vendors or fund family if an active market is not available.
Debt Securities: Pooled funds are valued at the net asset value per shares multiplied by the number of shares held as of the measurement date, as determined by the quoted market prices reported on the active market on which the individual securities are traded, or pricing vendors or fund family if an active market is not available.
Life insurance company general accounts: Investments in life insurance company general accounts are valued at conversion value.

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
Domestic equity securities include common stock of the Company for an amount of 10 million yen and 1.8 million yen, as of March 31, 2010 and 2009, respectively.
Estimated future benefit payments
The expected future benefit payments of the Group are as follows:

Year ending March 31,
2011	4,370
2012	4,164
2013	4,687
2014	4,677
2015	3,871
2016-2020	21,552
17. Share-based compensation
In June 2005, the Group’s stockholders approved a share-based compensation plan (“the plan”) for board members and executive officers. The total number of shares authorized for awards of equity share options is 1,650,000 shares. The Group believes that such awards better align the interests of its senior executives with those of its stockholders.
Since the share transfer plan where the Group would become a wholly-owned subsidiary was approved at the Group’s special shareholders’ meeting on January 27, 2010, any option not yet exercised as of that date was made exercisable insofar as during the period from January 28, 2010 to February 11, 2010. Part of the above options was retired after repurchased by the Group. Due to the above, there was no option balance as of this fiscal year end.
Under the plan, stock option awards are granted with an exercise price 1 yen per share. The vesting term is generally less than one-year of continuous service as the option awards vest at the end of the year in which they are granted. The options have a twenty-year contractual term and can only be exercised within a three-year period upon retirement.
The total compensation cost expensed in Selling, general and administrative expenses for the plan was 239 million yen, 177 million yen and 189 million yen for the years ended March 31, 2010, 2009 and 2008, respectively. The total income tax benefit recognized in the statements of operations for share-based compensation arrangements was 97 million yen, 72 million yen and 77 million yen for the years ended March 31, 2010, 2009 and 2008, respectively. The Group did not capitalize any share-based compensation costs during the years ended March 31, 2010, 2009 and 2008.
A summary of options outstanding and changes during the year ended March 31, 2010 is as follow:

			Weighted-
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise Price	Contractual	Value
	Shares	(Yen)	Term (Years)	(Millions of Yen)

Balance at March 31, 2009	968,500	1
Granted	534,000	1
Exercised	(1,177,500)	1
Expired/Forfeited	(325,000)	1

Balance at March 31, 2010	-	-	-	-

Exercisable at March 31, 2010	-	-	-	-

The fair value of each option award is estimated at the date of grant using the Black-Scholes option valuation model. Expected volatilities are based on historical volatility of the Group’s stock. The Group uses historical data to estimate board members and executive officers termination within the valuation model. The expected term of options granted is estimated based on the assumption that option rights are exercised at the beginning of the exercise period. The expected dividend rate is calculated as the annual dividend payments divided by the stock price at the grant date. The risk-free rate is based on Japanese government bond yield curve in effect for bonds with maturity dates similar to the expected term of the option at the grant date. The weighted-average assumptions used to value stock option awards during the years ended March 31, 2010, 2009 and 2008 are as follows:

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)

	Year ended March 31
	2010	2009	2008
Expected volatility	50%	40%	38%
Expected term (in years)	4.0	4.0	4.0
Expected dividend rate	2.794%	2.744%	1.618%
Risk-free rate	0.793%	1.363%	1.452%
The grant-date fair value of option awards granted during the years ended March 31, 2010, 2009 and 2008 was 447 yen, 521 yen and 926 yen per share, respectively. The total intrinsic value of options exercised during the years ended March 31, 2010, 2009 and 2008 was 490 million yen, 45 million yen and 42 million yen, respectively. The total fair value of shares vested during the years ended March 31, 2010, 2009 and 2008 was 233 million yen, 132 million yen and 108 million yen, respectively.
Cash received from option awards exercised was 1 million yen and 0.08 million yen for the years ended March 31, 2010 and 2009, respectively. The actual tax benefit realized for the tax deductions from options exercise of the share-based payment arrangements totaled 238 million yen and 16 million yen for the years ended March 31, 2010 and 2009, respectively.
18. Equity
The Companies Act of Japan provides that an amount equal to 10% of distributions from retained earnings paid by the Company be appropriated as a legal reserve. However, no further appropriations are required when the total amount of capital surplus plus legal reserve equals to 25% of the Company’s common stock.
Retained earnings at March 31, 2010 do not reflect current year-end dividends in the amount of 6,960 million yen which were paid in June 2010 as approved by the board of directors’ meeting held on April 30, 2010.
The amount available for dividend distribution under the Companies Act of Japan is based on the amount determined in accordance with financial accounting standards in Japan. Such amount was 95,358 million yen as of March 31, 2010, which included Capital surplus of 80,230 million yen.
Retained earnings at March 31, 2010 include 122,528 million yen relating to equity in undistributed earnings of companies accounted for by the equity method.

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
Each component of Other comprehensive (loss) income including income taxes (charged) credited directly to Equity for the years ended March 31, 2010, 2009 and 2008 are comprised of the following:

	Year ended March 31
	2010	2009	2008
Unrealized holding gains (losses) on securities:
Balance at beginning of year	4,147	12,184	27,351
Pre-tax amount of unrealized holding gains (losses) on securities, net	6,302	(18,207)	(19,818)
Deferred income taxes	(2,739)	7,335	7,301

Adjustments for year (after income tax effect)	3,563	(10,872)	(12,517)

Pre-tax amount of reclassification adjustments	(74)	4,988	(4,524)
Deferred income taxes	30	(2,153)	1,874

Adjustments for year (after income tax effect)	(44)	2,835	(2,650)

Balance at end of year	7,666	4,147	12,184

Pension liability adjustment:
Balance at beginning of year	(4,176)	(2,243)	1,082
Pre-tax amount of pension liability adjustment	3,308	(3,123)	(5,438)
Deferred income taxes	(1,446)	1,190	2,113

Adjustments for year (after income tax effect)	1,862	(1,933)	(3,325)

Pre-tax amount of reclassification adjustments	249	-	-
Deferred income taxes	(101)	-	-

Adjustments for year (after income tax effect)	148	-	-

Balance at end of year	(2,166)	(4,176)	(2,243)

Foreign currency translation adjustments:
Balance at beginning of year	(65,267)	(15,534)	30
Pre-tax amount of translation adjustments	3,978	(54,690)	(17,622)
Deferred income taxes	(327)	4,974	2,058

Adjustments for year (after income tax effect)	3,651	(49,716)	(15,564)

Pre-tax amount of reclassification adjustments	-	(17)	-

Adjustments for year (after income tax effect)	-	(17)	-

Balance at end of year	(61,616)	(65,267)	(15,534)

Accumulated other comprehensive loss in the equity section of the consolidated balance sheets included:

	March 31
	2010	2009
Unrealized holding gains on securities	7,599	4,134
Pension liability adjustment	(2,166)	(4,176)
Foreign currency translation adjustment	(54,675)	(57,517)

Accumulated other comprehensive loss	(49,242)	(57,559)

19. Related party transactions
In the ordinary course of business, the Group enters into transactions with affiliated companies mainly related to the purchase of crude oil and copper concentrate.
Balances and transactions with affiliated companies are presented below:

	March 31
	2010	2009

Trade accounts receivable	586	351

Trade accounts payable	6,781	5,661

	Year ended March 31
	2010	2009	2008

Revenues	15,917	24,499	28,386

Purchases	104,797	107,633	164,798

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
There are no significant provisions for doubtful accounts relating to these balances.
Dividends received from affiliates accounted for under the equity method for the years ended March 31, 2010, 2009 and 2008 were 30,670 million yen, 54,825 million yen and 65,865 million yen, respectively.
As part of our normal ongoing business operations and consistent with industry practice, the Group invests and enters into numerous agreements with other parties to pursue business opportunities, which share costs and apportion risks among the parties as governed by the agreements. Included in such activity are loans and borrowings made to certain affiliated companies. Of these loans, 9,426 million yen and 2,022 million yen remained outstanding as of March 31, 2010 and 2009, respectively. Of these borrowings, 9,934 million yen and 6,400 million yen remained outstanding as of March 31, 2010 and 2009, respectively.
20. Income taxes
The Group is subject to a number of different income taxes which in the aggregate resulted in a statutory tax rate of approximately 40.7% for the years ended March 31, 2010, 2009 and 2008.
Income (loss) before income taxes by domestic and foreign sources and income tax expense (benefit) for the years ended March 31, 2010, 2009 and 2008, consisted of the following:

	Year ended March 31
	2010	2009	2008
Income (loss) before income taxes:
Japan	74,667	(106,992)	156,250
Foreign	13,178	16,418	49,041

Total	87,845	(90,574)	205,291

Provision for income taxes-current:
Japan	7,544	8,664	47,004
Foreign	5,434	7,020	11,268

Total	12,978	15,684	58,272

Provision for income taxes-deferred:
Japan	10,656	(88,358)	13,686
Foreign	(265)	(3,287)	7,136

Total	10,391	(91,645)	20,822

Total income tax expense (benefit)	23,369	(75,961)	79,094

Reconciliations of the differences between the statutory tax rates and the effective tax rates are as follows:

	Year ended March 31
	2010	2009		2008
Statutory tax rate	40.7%	(40.7	) %	40.7%
Increase (reduction) in taxes resulting from:
Change in deferred tax liabilities on undistributed earnings of subsidiaries and affiliates	8.2	(14.4	)*	10.7
Effect of equity in earnings of affiliated companies	(16.9)	(25.4	)**	(18.2)
Elimination of dividend income	1.3	2.4		1.6
Taxation on intercompany transfer of subsidiary stocks	4.5	(0.0)		0.0
Different tax rate applied to income from foreign subsidiaries	(1.7)	(0.7)		(0.7)
Unrecognized tax benefits	0.0	(2.7)		1.0
Tax benefit resulting from net losses in a foreign subsidiary	-	(13.5	)***	-
Change in valuation allowances	(12.9)	15.0		2.0
Other	3.4	(3.9)		1.4

Effective income tax rate	26.6%	(83.9	) %	38.5%

*	In March 2009, under the FY2009 Tax Reform in Japan, a new tax law for dividends received from foreign subsidiaries and affiliates was enacted, which treats 95% of the dividends paid by foreign subsidiaries and affiliates as non-taxable income in place of an indirect foreign tax credit system. As a consequence of the enactment of the new tax law, certain deferred tax liabilities previously provided on undistributed earnings of foreign subsidiaries and affiliates in conformity with previous tax law were reversed as of March 31, 2009.
**	Relates to the effect of equity in earnings of affiliated companies included in Income (loss) before income taxes.
***	Non-recurring tax benefit resulting from net losses in a foreign subsidiary that became deductible in 2009 as provided by the corporate tax law in Japan.

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
The effects of temporary differences that give rise to Deferred tax assets and liabilities at March 31, 2010 and 2009 are as follows:

	March 31
	2010	2009
Deferred tax assets:
Operating loss carryforwards	102,319	109,446
Accrued pension and severance costs	23,710	25,848
Impairment of land	21,424	22,117
Unrealized losses on securities	12,839	11,264
Sale and leaseback	14,774	15,316
Property, plant and equipment	6,186	5,186
Inventories	666	2,782
Accrued bonus	2,672	2,721
Losses on derivative instruments	996	8,291
Other	21,999	25,182

Gross deferred tax assets	207,585	228,153
Less valuation allowance	(71,472)	(88,787)

Total deferred tax assets	136,113	139,366

Deferred tax liabilities:
Business combinations	(33,912)	(36,436)
Undistributed earnings of foreign subsidiaries and affiliates	(22,061)	(18,069)
Property, plant and equipment	(17,744)	(13,061)
Unrealized gains on securities	(9,274)	(7,158)
Tax purpose reserves regulated by Japanese tax laws	(5,072)	(5,068)
Other	(7,916)	(7,105)

Gross deferred tax liabilities	(95,979)	(86,897)

Net deferred tax assets	40,134	52,469

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilizable. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2010.
The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the years ended March 31, 2010 and 2009 were a decrease of 17,315 million yen and an increase of 5,380 million yen, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.
Net deferred tax assets are included in the accompanying consolidated balance sheets as follows:

	March 31
	2010	2009
Current assets:
Deferred income taxes	9,392	22,447
Non-current assets:
Deferred income taxes	79,896	79,572
Current liabilities:
Other current liabilities	-	(45)
Non-current liabilities:
Deferred income taxes	(49,154)	(49,505)

Net deferred tax assets	40,134	52,469

At March 31, 2010, the Company and certain subsidiaries have operating loss carryforwards of 283,435 million yen, which will be available as an offset against future taxable income on tax returns in various tax jurisdictions. The total operating loss carryforwards expire at various dates within 1 to 20 years depending on the jurisdictions.
Tax credit carryforwards for tax purposes at March 31, 2010 amounted to 734 million yen with no expiration period.

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
A summary of the activities associated with the Group’s reserve for unrecognized tax benefits, interest and penalties is as follows:

	Unrecognized
	tax benefits	Interest	Penalties
Balance at April 1, 2007	163	2	6
Additions based on tax positions related to the current year	2,314	-	172
Additions for tax positions of prior years	-	2	-

Balance at March 31, 2008	2,477	4	178

Balance at April 1, 2008	2,477	4	178
Additions based on tax positions related to the current year	-	-	-
Additions for tax positions of prior years	-	59	-
Settlements	(994)	-	(68)

Balance at March 31, 2009	1,483	63	110

Balance at April 1, 2009	1,483	63	110
Additions based on tax positions related to the current year	4	6	-
Additions for tax positions of prior years	-	-	-
Settlements	(708)	(30)	(52)

Balance at March 31, 2010	779	39	58

Although the Group believes its estimates and assumptions of unrecognized tax benefits are reasonable, given the uncertainty regarding when tax authorities will complete their examinations, the items subject to their examinations and the possible outcomes of their examinations, an accurate estimate of significant increases or decreases that may occur within the next twelve months cannot be made at this time. Based on the items of which the Group is aware at March 31, 2010, any change to the unrecognized tax benefits that, if recognized, would affect the effective tax rate is not expected to be significant.
The Group remains subject to examinations by the tax authorities in various jurisdictions including Japan from the year ended March 31, 2009.
21. Earnings per share
Basic earnings per share amounts are calculated by dividing Net income attributable to Nippon Mining Holdings, Inc. for the year attributable to ordinary stockholders by the weighted-average number of shares outstanding during the year. The average number of shares outstanding excludes treasury stock.

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
For the diluted earnings per share calculation, the weighted-average number of shares outstanding during the year is adjusted for the number of shares that would be issued in connection with stock options using the treasury stock method.

	Year ended March 31
	2010	2009	2008
Net income per share

Net income (loss) attributable to Nippon Mining Holdings, Inc.	49,572	(24,339)	100,925

Weighted-average number of shares outstanding (thousands of shares)	926,538	926,698	926,832

Net income (loss) per share attributable to Nippon Mining Holdings, Inc. (yen)	53.50	(26.26)	108.89

Net income per share – assuming dilution

Net income (loss) attributable to Nippon Mining Holdings, Inc.	49,572	(24,339)	100,925

Weighted-average number of shares outstanding (thousands of shares)	926,538	926,698	926,832
Effect of stock options	1,057	-	662

Weighted-average number of common stock outstanding – assuming dilution	927,595	926,698	927,494

Net income (loss) per share attributable to Nippon Mining Holdings, Inc. (yen)	53.44	(26.26)	108.81
Potential shares of common stock upon the exercise of stock options which were excluded from the computation of diluted earnings per share for the year ended March 31, 2009, was 862 thousand. The potential shares were excluded as anti-dilutive due to the Group incurring a net loss for the year ended March 31, 2009.
22. Segment information
The Group’s operations are classified into three businesses consisting of Petroleum, Metals and Other operations. The Petroleum business is comprised of three operating segments; Petroleum exploration and development, Petroleum refining and marketing, and Petrochemicals. The Metals business is comprised of four operating segments; Copper resource development, Copper smelting & refining, Recycling & environmental services and other, and Electronic materials. Thus, the Group has eight operating segments including Other operations, all of which are organized and managed according to the type of products and services.
These operating segments engage in activities (a) from which revenues are earned and expenses are incurred; (b) whose operating results are regularly reviewed by the chief operating decision maker (“CODM”), who makes decisions about resources to be allocated to the segments and to assess their performance; and (c) for which discrete financial information is available.
The Group evaluates the performance of its operating segments based on the measure of income (loss) before special items, which is determined in accordance with the accounting principles generally accepted in Japan (“Japan GAAP.”) Income (loss) before special items is a widely used measure in Japan for evaluating the core profitability of a company’s operations, and forms the basis of the internal reporting which is used by senior management to make resource allocation decisions. It is defined as a segment’s income before extraordinary and unusual gains and losses (as defined under Japan GAAP) and taxes. Segment income (loss) before special items is calculated by subtracting segment operating expenses from segment revenues (before the elimination of inter-segment transactions); and adding or deducting non-operating income and expense.
Below is a description of the Group’s operating segments:
Petroleum business
•	Petroleum exploration & development – consists of exploration, development and production of oil and gas, mainly through equity method investments.

•	Petroleum refining & marketing - consists of oil refining and production of various petroleum products at refineries, as well as the supplying of petroleum-related products and services through the Group’s service station network.

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
•	Petrochemicals – consists of production and marketing of petrochemicals, ranging from basic chemical products to specialty chemical products, propylene and aromatic products for use as raw materials in synthetic fibers and resins.
Metals business
•	Copper resource development - is primarily made up of the Group’s equity method investments in copper mines in South America, and also includes mines in the development stage.

•	Copper smelting & refining - engages in the smelting and refining of copper and other nonferrous metals as refineries located in Japan. This segment also incorporates an equity method investment in a smelter in South Korea.

•	Recycling & environmental services and other – consists of recycling of nonferrous metals and environmental services such as disposal of industrial waste as well as other related activities.

•	Electronic materials – engages in production and marketing of IT-related and other electronic materials, such as copper foils, sputtering targets, precision rolled products and precision fabricated products.
Other operations
•	Other operations – consists of manufacturing of titanium products, engineering and electronic cables businesses, as well as corporate divisions and the subsidiaries bearing support functions.
Inter-segment sales are at prices that approximate market prices.
No single customer accounts for more than 10 percent of the consolidated revenues.
The tables below present financial information that is periodically reviewed by the Group’s CODM and which derives form management reports. Such management reports contain certain financial information related to the Group’s eight operating segments and also contain other information related to the Group’s three businesses which is also reviewed by management.

	Petroleum
	exploration &	Petroleum refining		Total
	development	& marketing	Petrochemicals	petroleum business
Year ended March 31, 2010
Income before special items	5,770	20,008	437	26,215
Equity in earnings of affiliated companies, net	4,491	-	-	4,491

Year ended March 31, 2009
Income (loss) before special items	9,307	(102,033)	(12,424)	(105,150)
Equity in earnings of affiliated companies, net	4,697	-	-	4,697

Year ended March 31, 2008
Income (loss) before special items	12,885	55,270	(308)	67,847
Equity in earnings (losses) of affiliated companies, net	7,654	(524)	-	7,130

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)

			Recycling &
	Copper resource	Copper smelting &	environmental	Electronic	Total
	development	refining	services and other	materials	metals business
Year ended March 31, 2010
Income before special items	27,445	5,049	5,963	8,990	47,447
Equity in earnings of affiliated companies, net	28,761	4,514	17	5	33,297

Year ended March 31, 2009
Income (loss) before special items	26,458	14,234	4,889	(17,069)	28,512
Equity in earnings (losses) of affiliated companies, net	33,707	10,014	(28)	(13)	43,680

Year ended March 31, 2008
Income (loss) before special items	57,275	42,869	14,309	(1,058)	113,395
Equity in earnings of affiliated companies, net	66,123	14,765	16	19	80,923

						GAAP
			Other	Elimi-	Segment	adjust-	Consoli-
	Petroleum	Metals	operations	nations	total	ments	dated total
Year ended March 31, 2010
Revenues	2,417,724	780,705	70,342	(35,033)	3,233,738	(488,038)	2,745,700
Income before special items	26,215	47,447	2,409	(2,104)	73,967	N/A	N/A
Depreciation and amortization	47,425	25,682	5,819	112	79,038	(16,475)	62,563
Equity in earnings of affiliated companies, net	4,491	33,297	433	-	38,221	(3,161)	35,060
Capital expenditures	27,064	31,736	23,462	110	82,372	(22,906)	59,466
Total assets	1,208,977	683,998	727,536	(553,004)	2,067,507	(53,360)	2,014,147

Year ended March 31, 2009
Revenues	3,116,129	902,127	84,710	(37,907)	4,065,059	(570,206)	3,494,853
Income (loss) before special items	(105,150)	28,512	9,666	(461)	(67,433)	N/A	N/A
Depreciation and amortization	45,271	29,570	5,718	31	80,590	(19,917)	60,673
Equity in earnings of affiliated companies, net	4,697	43,680	520	-	48,897	10,459	59,356
Capital expenditures	32,035	42,303	22,990	143	97,471	(22,536)	74,935
Total assets	1,091,869	600,939	681,884	(488,609)	1,886,083	(40,971)	1,845,112

Year ended March 31, 2008
Revenues	3,193,934	1,119,645	76,538	(50,645)	4,339,472	(535,546)	3,803,926
Income before special items	67,847	113,395	11,254	(470)	192,026	N/A	N/A
Depreciation and amortization	35,725	26,506	519	113	62,863	(10,132)	52,731
Equity in earnings of affiliated companies, net	7,130	80,923	3,874	-	91,927	185	92,112
Capital expenditures	68,773	30,943	645	487	100,848	4,811	105,659
Total assets	1,409,106	769,690	677,197	(604,785)	2,251,208	(17,009)	2,234,199

The Generally Accepted Accounting Principles (“GAAP”) adjustments to reconcile segment revenues, segment income (loss) before special items, depreciation and amortization, equity in earnings of affiliated companies, net and total assets from management reports information shown above, to U.S. GAAP amounts included in the accompanying consolidated financial statements are explained as follows:
GAAP adjustments to reconcile segment revenues to Consolidated revenues
The GAAP adjustments mainly relate to barter transactions of petroleum products. In accordance with U.S. GAAP, these transactions are presented on a net basis.

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
GAAP adjustments to reconcile segment income (loss) before special items to Consolidated income before income taxes
The reconciliation of total segments income (loss) before special items to income (loss) before income taxes for the years ended March 31, 2010, 2009 and 2008 is presented below.

	Year ended March 31
	2010	2009	2008
Total segments income (loss) before special items	73,967	(67,433)	192,026
GAAP adjustments and reclassifications:
Depreciation and depletion of property, plant and equipment	11,388	11,166	6,258
Derivative financial instruments	17,944	(27,026)	(2,761)
Reversal for land revaluation	6,583	3,140	2,082
Adjustment of Impairment loss on securities	-	(7,629)	(26)
Pension plan	865	5,830	3,056
Equity in earnings of affiliated companies	(2,092)	7,736	(327)
Loss on impairment of property, plant and equipment	(2,075)	(5,876)	(1,268)
Impairment loss on securities	(5,354)	(9,625)	(473)
Other GAAP adjustment and reclassifications	(13,381)	(857)	6,724

Consolidated income (loss) before income taxes	87,845	(90,574)	205,291

GAAP adjustments to reconcile segment depreciation and amortization to Consolidated depreciation and amortization
The GAAP adjustments mainly related to differences in the depreciation method.
GAAP adjustments to reconcile segment equity in earnings of affiliated companies, net, to Consolidated equity in earnings of affiliated companies, net
The GAAP adjustments mainly relate to adjustments related to the determination of functional currency and hedge accounting.
GAAP adjustments to reconcile segment total assets to Consolidated total assets
The GAAP adjustments mainly relate to land revaluation, accounting for business combinations, scope of consolidation, sale and leaseback transactions and other items.
Geographic information
Revenues

	Year ended March 31
	2010	2009	2008
Japan	2,175,857	2,816,712	3,143,317
Overseas	569,843	678,141	660,609

Total	2,745,700	3,494,853	3,803,926

Revenues from external customers are attributed to geographic areas based on selling location.
Long-lived assets

	March 31
	2010	2009	2008
Japan	631,835	645,145	649,787
Overseas	65,303	69,634	79,223

Total	697,138	714,779	729,010

23. Contingencies
Pledged assets
Assets pledged as of March 31, 2010 and 2009 as collateral for liabilities other than derivative liabilities (see Note 10) and long-term debt (see Note 13) are as follows:

	March 31
	2010	2009
Time deposits	1,005	930
Property, plant and equipment, net*	117,593	85,469
Investment securities and Investments in affiliated companies	5,984	5,689
Other non-current assets	169	366

	124,751	92,454

* In order to guarantee the payment of excise taxes for the sale of gasoline, the Group has pledged predominantly all of the carrying values

NIPPON MINING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Yen amounts in tables stated in millions, except for share amounts)
described above to the tax authorities.
Purchase commitments
As of March 31, 2010, the Group has certain purchase commitments to acquire property, plant and equipment and other assets for an amount of 1,046 million yen, which will be purchased within three years.
Other contingencies
The Group provides guarantees in relation to certain obligations of its employees, affiliates, and other companies. Guarantees provided to employees mainly relate to mortgage loans with contract periods of one month to twenty-two years. Guarantees provided to the affiliates and other companies mainly relate to project financing arrangements as well as borrowings used to finance their working capital, with contract periods ranging from three months to five years. The Group was liable for making payments on behalf of the guaranteed parties in the event they fail to fulfill their obligations under the contracts. The Group was exposed to a maximum potential future payment of 6,648 million yen and 5,833 million yen as of March 31, 2010 and 2009, respectively. The carrying amounts of the liability for the Group’s obligation under these guarantees were immaterial as of March 31, 2010 and 2009.

NIPPON MINING HOLDINGS, INC.
SUPPLEMENTAL INFORMATION ON OIL PRODUCING ACTIVITIES (UNAUDITED)
The supplemental information on oil producing activities is presented in accordance with the new FASB guidance for “Extractive Activities-Oil and Gas,” and the regulations of the U.S. Securities and Exchange Commission. The supplemental information includes capitalized costs relating to oil producing activities; costs incurred in oil property acquisition, exploration and development activities; and the results of operations from oil producing activities. The supplemental information is also provided for oil reserves; the standardized measure of discounted future net cash flows associated with proved oil reserves; and a summary of the changes in the standardized measure of discounted future net cash flows associated with proved oil reserves.
Capitalized costs relating to oil producing activities
(Millions of yen)

Year ended March 31, 2010
Oil properties
Proved	99,514
Unproved	-

Total oil properties	99,514

Less accumulated depreciation and depletion	(85,506)

Proportionate interest in net capitalized costs of equity method investments	14,008

Year ended March 31, 2009
Proportionate interest in net capitalized costs of equity method investments	13,727

Year ended March 31, 2008
Proportionate interest in net capitalized costs of equity method investments	16,892

Costs incurred in oil property acquisition, exploration and development activities
(Millions of yen)

Year ended March 31, 2010
Property acquisition costs
Proved	-
Unproved	-
Exploration costs	-
Development costs	1

Proportionate interest in cost incurred of equity method investments	1

Year ended March 31, 2009
Proportionate interest in costs incurred of equity method investments	31

Year ended March 31, 2008
Proportionate interest in costs incurred of equity method investments	269

NIPPON MINING HOLDINGS, INC.
Result of operations for oil producing activities
(Millions of yen)

Year ended March 31, 2010
Revenue
Sales to third parties	26,052

Production costs	(10,189)
Depreciation and depletion	(2,750)
Income tax expenses	(8,810)

Proportionate interest in result of oil producing activities of equity method investments	4,303

Year ended March 31, 2009
Proportionate interest in results of oil producing activities of equity method investments	9,077

Year ended March 31, 2008
Proportionate interest in results of oil producing activities of equity method investments	8,181

Oil reserves
Oil proved reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs, and engineering judgment. Consequently, reserve estimates are subject to revision if additional data becomes available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance. Well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.
Proved oil reserves are the estimated quantities of crude oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditure is required.
Proved reserve estimates were based on reports prepared by DeGolyer and MacNaughton, an independent engineering consultant. Nippon Mining’s reserve estimates were prepared for each oil field within oil regions. Nippon Mining’s reserve estimates include only oil, which Nippon Mining believes can be reasonably produced within the current terms of production licenses.
In accordance with the Securities and Exchange Commission’s amended rules, the year-end reserves volumes for 2010 as well as the reserves change categories for 2010 shown in the following tables were calculated using average prices during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period. The year-end reserves volumes for 2008 and 2009 shown in the following tables were calculated using March 31 prices and costs. These reserves quantities are also used in calculating unit-of-production depreciation rates and in calculating the standardized measure of discounted net cash flow.
The estimated impact of changing to an average of the first-day-of-the-month prices was de minimis on the Nippon Mining’s proved reserves volumes in 2010.
Estimated quantities of net proved oil reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

NIPPON MINING HOLDINGS, INC.
Crude oil proved reserves
(Millions of Barrels)

Year ended March 31, 2010
April 1, 2009	24
Revisions	(0)
Purchases of minerals in place	3
Extensions and discoveries	0
Production	(5)

Proportionate interest in proved reserves of equity method investments	22

Year ended March 31, 2009
Proportionate interest in proved reserves of equity method investments	24

Year ended March 31, 2008
Proportionate interest in proved reserves of equity method investments	28

(Millions of Barrels)

Proved developed reserves, included above:
Beginning of year	21
End of year	19

Proved undeveloped reserves, included above:
Beginning of year	3
End of year	3
Standardized measure of discounted future cash flows
As required by the Financial Accounting Standards Board, the standardized measure of discounted future net cash flow for the year ended March 31 of 2008 and 2009 was computed by applying year-end prices, costs and legislated tax rates and a discount factor of 10 percent to net proved reserves. The standardized measure of discounted future net cash flow for the year ended March 31, 2010 is computed by applying first-day-of-the-month average prices, year-end costs and legislated tax rates and a discount factor of 10 percent to proved reserves. The standardized measure includes costs for future dismantlement, abandonment and rehabilitation obligations. The standardized measure is determined based on factors prescribed by the Financial Accounting Standards Board and therefore does not reflect Nippon Mining’s expected future cash flows to be obtained from the development and production of its oil properties or of the value of its proved oil reserves. The standardized measure is prepared on the basis of certain prescribed assumptions including first-day-of-the-month average prices, which represent discrete points in time and therefore may cause significant variability in cash flows from year to year as prices change.
(Millions of yen)

Year ended March 31, 2010
Future cash inflows	135,407
Future production and development costs	(64,028)
Future income tax expenses	(44,370)

Future net cash flows	27,009
10% annual discount for estimated timing of cash flows	(7,326)

Proportionate interest in standardized measure of discounted future net cash flows related to proved reserves of equity method investments	19,683

Year ended March 31, 2009
Proportionate interest in standardized measure of discounted future net cash flows related to proved reserves of equity method investments	6,189

Year ended March 31, 2008
Proportionate interest in standardized measure of discounted future net cash flows related to proved reserves of equity method investments	49,149

NIPPON MINING HOLDINGS, INC.
The following are the principal sources of change in the standardized measure of discounted future net cash flows:
(Millions of yen)

Proportionate interest in standardized measure of discounted future net cash flows related to proved reserves of equity method investments, as of March 31, 2009	6,189

Net changes in prices and production costs	43,780
Sales and transfers of oil produced during the year, net of production costs	(15,863)
Revisions of previous quantity estimates	(220)
Purchase of minerals in place	2,584
Accretion of discount	(1,897)
Net change in income taxes	(14,890)

Total change in the standardized measure during the year	13,494

Proportionate interest in standardized measure of discounted future net cash flows related to proved reserves of equity method investments, as of March 31, 2010	19,683

NIPPON MINING HOLDINGS, INC.
(Yen amounts in tables stated in millions, except for share amounts)
SCHEDULE II
Valuation and qualifying accounts

	Balance at
	beginning of	Charged to	Bad debts	Balance at
	period	expenses	written off	end of period
Year ended March 31, 2010
Allowance for doubtful accounts	3,086	330	(510)	2,906

Year ended March 31, 2009
Allowance for doubtful accounts	2,059	1,155	(128)	3,086

Year ended March 31, 2008
Allowance for doubtful accounts	2,183	194	(318)	2,059

	Balance at
	beginning of			Translation	Balance at end of
	period	Additions	Deductions	adjustment	period
Year ended March 31, 2010
Valuation allowance - Deferred tax assets	88,787	6,357	(24,161)	489	71,472

Year ended March 31, 2009
Valuation allowance - Deferred tax assets	83,407	23,479	(10,755)	(7,344)	88,787

Year ended March 31, 2008
Valuation allowance - Deferred tax assets	91,241	3,605	(10,008)	(1,431)	83,407

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9, 13 y 18
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
     Minera Los Pelambres
We have audited the accompanying balance sheets of Minera Los Pelambres (the “Company”) as of December 31, 2009, and 2008 and the related statements of income and of cash flows for each of the three years in the period ended December 31, 2009. These financial statements (including the related notes) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of Minera Los Pelambres as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 18 to the financial statements.
The accompanying financial statements have been translated into English solely for the convenience of readers outside Chile.
/s/ Deloitte

July 7, 2010
Deloitte
Chile - Santiago

MINERA LOS PELAMBRES
BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008
(In thousands of United States Dollars - ThUS$)

	2009	2008
	ThUS$	ThUS$
ASSETS

CURRENT ASSETS:
Cash at bank and in hand	2,818	821
Time deposits	103,518	221,926
Money market funds	279,417	103,114
Trade debtors -net	220,938
Sundry debtors	14,521	7,898
Notes receivable	390	231
Accounts receivable from related companies	569	1
Inventories - net	54,073	85,479
Recoverable taxes	17,227	92,503
Prepaid expenses	18,250	11,686
Deferred taxes	869	59,776
Other current assets	97	14

Total current assets	712,687	583,449

FIXED ASSETS:
Land	4,969	4,969
Construction and infrastructure	1,714,284	1,557,199
Machinery and equipment	913,523	838,187
Other fixed assets	616,685	341,181

Subtotal	3,249,461	2,741,536
Accumulated depreciation	(715,309)	(594,219)

Total fixed assets - net	2,534,152	2,147,317

OTHER ASSETS:
Intangibles - net	123,434	123,220
Other	48,341	12,057

Total other assets	171,775	135,277

TOTAL ASSETS	3,418,614	2,866,043

The accompanying notes are an integral part of these financial statements

	2009	2008
	ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank loans	245,090	225,007
Bank loans: short-term portion of long- term debt	178,304	76,826
Accounts payable	125,210	115,198
Sundry creditors	6,568	1,421
Accounts payable to related companies	707	1,322
Accruals	14,259	10,810
Withholdings	28,762	3,231
Income tax payable	8,354	-
Advance payments from customers	-	274,168

Total current liabilities	607,254	707,983

LONG-TERM LIABILITIES:
Bank loans	404,000	76,667
Accounts payable to related company	149	157
Accruals	59,517	15,880
Deferred taxes	265,422	239,238

Total long-term liabilities	729,088	331,942

SHAREHOLDERS’ EQUITY:
Paid-in capital	373,820	373,820
Retained earnings:
Retained earnings	1,452,298	1,611,443
Net income for the year	956,154	1,020,855
Interim dividends	(700,000)	(1,180,000)

Total shareholders’ equity, net	2,082,272	1,826,118

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,418,614	2,866,043

MINERA LOS PELAMBRES
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of United States Dollars - ThUS$)

	2009	2008	2007
	ThUS$	ThUS$	ThUS$

REVENUES	2,024,521	2,170,255	2,656,846

OPERATING COSTS	(668,554)	(669,540)	(470,893)

OPERATING MARGIN	1,355,967	1,500,715	2,185,953

ADMINISTRATIVE AND SELLING EXPENSES	(118,534)	(148,200)	(92,875)

OPERATING INCOME	1,237,433	1,352,515	2,093,078

OTHER INCOME (EXPENSES):
Other income	676	30	7,827
Financial income	1,911	10,793	29,897
Financial expenses	(20,233)	(11,734)	(18,102)
Other expenses	(12,125)	(5,455)	(2,345)
Foreign currency exchange differences	191	(58,013)	30,445

Other (expense) income - net	(29,580)	(64,379)	47,722

INCOME BEFORE INCOME TAX	1,207,853	1,288,136	2,140,800

INCOME TAX	(251,699)	(267,281)	(399,408)

NET INCOME FOR THE YEAR	956,154	1,020,855	1,741,392

The accompanying notes are an integral part of these financial statements

MINERA LOS PELAMBRES
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of United States Dollars - US$)

	2009	2008	2007
	ThUS$	ThUS$	ThUS$
NET CASH PROVIDED BY OPERATING ACTIVITIES:
Net income for the year	956,154	1,020,855	1,741,392

Charges (credits) to income not representing cash flows:
Depreciation and amortization	127,481	80,838	78,711
Obsolescence accrual	1,561	(1,335)	6,599
Accruals and other long-term	1,458	7,163	(168)
Accrued interest	728	1,166	590
Project write offs	6	1,150	195
Loss (gain) on sale of fixed assets	(2)	1	(7,132)
Foreign currency exchange differences	(191)	58,013	(30,445)
Other	(392)	(553)	(231)

(Increase) decrease in assets:
Trade debtors - net mark to market	(222,364)	287,263	30,026
Sundry debtors	(6,623)	12,237	14,194
Accounts receivable from related companies	(568)	3
Inventories	(459)	(10,894)	(34,595)
Refundable taxes	85,888	(80,033)	(42,198)
Other assets	(12,786)	(927)	(678)

Increase (decrease) in liabilities:
Accounts payable	(5,249)	1,186	(9,600)
Accounts payable to related companies	(1,046)	92	(344)
Accruals	(3,274)	(6,495)	(582)
Withholdings	25,531	(40,858)	6,075
Income tax payable	103,911	41,476	(88,316)
Advance payments from customers	(274,168)	274,168	(684)

Net cash provided by operating activities	775,596	1,644,516	1,662,809

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to fixed assets - net	(465,040)	(445,459)	(303,379)
Sale of fixed assets	2	60	7,301

Net cash used in investing activities	(465,038)	(445,399)	(296,078)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans obtained	1,308,000	224,000	-
Payment of dividends	(700,000)	(1,180,000)	(1,606,409)
Loan repayments	(858,666)	(81,442)	(81,442)

Net cash used in financing activities	(250,666)	(1,037,442)	(1,687,851)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	59,892	161,675	(321,120)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	325,861	164,186	485,306

CASH AND CASH EQUIVALENTS AT END OF YEAR	385,753	325,861	164,186

SUPPLEMENTAL INFORMATION:
Decommissioning cost of fixed assets (Note 3)	38,649	-	-
Interest paid	18,443	9,477	17,039

The accompanying notes are an integral part of these financial statements

MINERA LOS PELAMBRES
NOTES TO THE FINANCIAL STATEMENTS
(In thousand of US dollars - ThUS$)

1.	INCORPORATION OF THE COMPANY

Minera Los Pelambres is a contractual mining enterprise that started operations on June 4, 1996. The corporate purpose is exploring, developing and exploiting its mining properties, principally for the purpose of producing and selling copper concentrate, and performing all the business activities associated with the mining industry.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation - The financial statements as of December 31, 2009, 2008, and 2007 have been prepared in accordance with accounting principles generally accepted in Chile.

b. Functional currency - The Company keeps its official accounting records in United States dollars (hereinafter US$) due to the granting of a special authorization from the Chilean Internal Revenue Service.

Therefore, Chilean peso transactions have been converted into US$ amounts using the observed foreign currency exchange rate on the date of each transaction. Asset and liability balances for accounts recorded in local currency have been converted to US$ amounts using the closing foreign currency exchange rate at each year-end:

		2009	2008	2007

Closing foreign currency exchange rate (Chilean peso/US dollar)	Ch$	507.10	636.45	496.89
Unidad de Fomento (inflation index - linked units of account)	Ch$	0.024	0.030	0.025
Foreign currency exchange differences are recognized in the determination of net income for the year.

c. Time deposits - Time deposits and other instruments are stated at original investment amount plus accrued interest at the close of the year.

d. Money Market Funds - Money market funds are investments in funds presented at their market value and cash surpluses managed by Asset Managers, who manage a portfolio of instruments with a strategy to achieving a return on such surpluses. The values are stated at their redemption value and are adjusted to their fair value at year-end, according to Technical Bulletin Nº76 of the Chilean Institute of Accountants.

e. Inventories - In-process and processed mineral inventories are stated at weighted average cost in conformity with the method of full absorption, that is including indirect manufacturing overhead and depreciation of fixed assets related to Company production units.

Raw and other materials, as well as supplies and spare parts in the warehouse, are stated at average purchase cost. At each year end, this item is presented net of obsolescence provision.

The cost of inventories does not exceed their net realizable value.

f. Prepaid expenses - Prepaid expenses mainly include the prepaid portion of insurance policies contracted to cover operating, transportation, civil liability, air and port handling risks, with premiums including brokerage commissions. It also includes the short term portion of deferred expenses related to bank financing.

g. Fixed assets - Fixed assets are stated at acquisition cost. Depreciation has been calculated based on production technical units, for assets subject to depreciation in accordance with the proper technical indicators. For other fixed assets, depreciation is calculated using the straight-line method over the estimated useful life of the assets.

Mining assets are stated at acquisition cost.

Prestripping and preparation and development of the mine relates to the accumulated cost during the project’s construction period and/or its capitalizable expansions or optimizations, and to other geological and mining development costs incurred during the pre-operating stage, including planning, engineering, support equipment, maintenance, and supply costs, etc. necessary to dispose of waste and prepare the pit for exploitation.

Mining properties and prestripping costs are amortized based on the extraction of proven and probable ore reserves.

h. Intangibles - Intangible assets are mainly pre-operating costs including original feasibility studies and others aimed at increasing production capacity, as well as costs associated with management and support units incurred during project development. Costs involved in obtaining original project financing in the pre-operating phase are also included. These costs are amortized based on the extraction of proven and provable ore reserves.

i. Finance charges - The cost of obtaining financial debt, have been capitalized as deferred charges in items Prepaid expenses in Other long term assets which are amortized over the life of the loan.

j. Vacations - The annual cost of employee vacations is included in the determination of income on the accrual basis.

k. Income taxes and deferred taxes - The Company calculates its first category income and specific mining tax provisions based on Net Taxable Income and Operating Taxable Income respectively, calculating them as provided for in the Chilean Income Tax and Specific Mining Tax Law.

The effects of deferred taxes on temporary differences, tax losses and other items that create differences between the tax and accounting basis of assets and liabilities are recorded following the standards set by Technical Bulletins N°60 and complements of the Chilean Institute of Accountants.

l. Severance indemnities - The Company has employees whose individual employment contract stipulates payment of severance indemnities and also the Board of Directors has the authority to grant severance indemnities to non-union employees. The severance indemnities are structured based on the years of service provided by the employee and their salary upon resignation. The severance indemnities are payable upon voluntary or involuntary resignation by the employee. The Company records the severance indemnity at net present value and as a long-term liability under the “Accruals” item.

m. Mine closure - The Company records mine closure cost and abandonment of installations at net present value pursuant to the Company’s policies and legal environment obligations with government offices. Such accruals are recorded in long-term liabilities under the “Accruals” item.

n. Cash equivalents - For cash flow statement purposes, cash equivalents include time deposits and readily determinable financial investments maturing within 90 days, including money market funds and the investments with Asset Managers who manage the short-term portfolio, according to the Company’s defined cash surplus investment policies.

o. Revenue - Copper concentrate sales are initially recognized upon shipment using the provisional price indicated in the sales contract, net of treatment and refining charges. At year end, provisional revenues are compared to expected final revenues (estimated using the expected final price of copper as of the date for calculating final prices indicated in the sales contract, usually 3 to 4 months after shipment). When the expected final revenue is less than the recorded provisional revenue, the provisional revenue is reduced. Provisional revenue is never increased if the expected final prices are higher. Also, estimated losses resulting from the arbitration of disputed invoiced quantities are recorded.

p. Reclassifications - For comparative purposes, some items have been reclassified in the financial statements as of December 31, 2008.

3.	CHANGE IN ACCOUNTING ESTIMATE

Based on a new study of closure costs, in 2009 the Company updated the provision made for that purpose. This change implied an increase in the provision, which is divided into two concepts - Decommissioning of the fixed assets, which generated recognition of an asset of ThUS$38,649, which is stated in Other Fixed Assets and will be depreciated using the straight line method over a useful life of 28 years, and the environmental restoration or remediation cost, which is considered an administrative expense in the period in which it is incurred or accrued and, as of December 31, 2009, represents a value of ThUS$378.

This new mine closure study also considered a change in the discount rate used for appraising the provision, which dropped from 6.5% to 2.74% (average TIPS rate over the last 12.5 years). As of December 31, 2009, it represented an effect on financial costs of ThUS$1,158.

4.	TIME DEPOSITS

The detail of time deposits is as follows:

	Currency	2009	2008
		ThUS$	ThUS$

Foreign time deposits	US$	39,456	131,833
Local time deposits	US$	40,003	81,510
Local time deposits	Ch$	24,059	8,583

Total time deposits		103,518	221,926

5.	MONEY MARKET FUNDS

The detail of money market funds are as follows:

	Currency	2009	2008
		ThUS$	ThUS$

A.M. Deutsche Foreign Investments (*)	US$	100,707	37,547
A.M. Blackrock Foreign Investment (*)	US$	100,400	37,298
Money market funds (foreign)	US$	63,125	19,092
Money market funds	Ch$	15,185	9,177

Total investments in money market funds		279,417	103,114

(*)	Recording this portfolio at fair value at December 31, 2009, resulted in a charge of a net effect of a loss to ThUS$11 to income (charge of ThUS$3 in 2008).

6.	TRADE DEBTORS - NET

The balance of trade debtors, segregated by geographical area, are as follows:

	2009	2008
	ThUS$	ThUS$

Foreign debtors
Europe	98,721	46,543
Asia Pacific	7,613	17,148
Asia Pacific - related parties (*)	94,023	85,986
Latin America		459
North America	2,515
Mark to market estimate and metal content adjustment	(2,819)	(271,180)
Final liquidations (**)	19,934	(181,006)

Total foreign debtors	219,987	(302,050)

Local debtors	951	27,882

Total (***)	220,938	(274,168)

(*)	Invoicing for sale of product to foreign customers either directly or indirectly related to Company shareholders, Nippon LP Resources B.V. and MM LP Holding B.V.

(**)	They correspond to final liquidations at each year end, not yet collected or paid. As a result of the decrease in the prices of copper and molybdenum, at the 2008 year-end final sales prices of these products were known and less than the amount already invoiced at year-end. As such, amounts represent known credits that are to be applied to customer accounts or refunded accordingly.

(***)	As of December 31, 2008, the credit balance is presented as advance payments from customers within current liabilities.
7.	INVENTORIES

The detail of inventories is as follows:

	2009	2008
	ThUS$	ThUS$

Finished products	3,475	8,041
Work in progress	16,330	47,259
Raw materials	43,431	37,781
Provision for obsolescence of materials	(9,163)	(7,602)

Total	54,073	85,479

Inventories amounting to ThUS$30,024 in 2009 (ThUS$30,145 in 2008) representing inventories that are not expected to be used within the next 12 months, are presented under other in other long term assets, as described in Note 2e.

8.	FIXED ASSETS

Fixed assets are recorded as outlined in Note 2g. The detail is as follows:

	2009	2008
	ThUS$	ThUS$

Land	4,969	4,969

Construction and infrastructure:
Buildings and construction	647,784	690,210
Infrastructure	1,045,488	847,050
Installations	21,012	19,939

Total construction and infrastructure	1,714,284	1,557,199

Machinery and equipment:
Machinery and equipment	815,314	739,582
Furniture and fixtures	3,617	3,617
Information technology and communication equipment	20,299	20,299
Mobile equipment	73,994	74,390
Vehicles	299	299

Total machinery and equipment	913,523	838,187

Other fixed assets:
Works in progress El Mauro dam		23,982
Works in progress Re-powering II	427,669	212,414
Projects in progress	92,727	47,158
Mining properties	12,643	12,643
Prestripping	44,824	44,824
Other fixed assets - decomissioning (Note 3)	38,649	-
Fixed assets for disposal	173	160

Total other fixed assets	616,685	341,181

Total fixed assets, gross	3,249,461	2,741,536

Accumulated depreciation of construction and infrastructure	(321,419)	(253,655)
Accumulated depreciation of machinery and equipment	(373,220)	(323,027)
Accumulated depreciation of other fixed assests - decomissioning	(1,406)	-
Amortization of mining properties and prestripping	(19,264)	(17,537)

Total accumulated depreciation and amortization	(715,309)	(594,219)

Total fixed assets – net	2,534,152	2,147,317

9.	INTANGIBLES
As described in Note 2h, intangible assets are mainly start-up costs incurred prior to the operation of the original project and other minor intangible costs, as follows:

	2009	2008
	ThUS$	ThUS$

Capitalized interest during start-up stage	90,249	90,249
Administrative and management cost capitalized during start-up stage	76,644	76,644
Easements, water rights, software, trade marks, patents and other rights	17,061	10,695

Total intangibles	183,954	177,588

Accumulated amortization	(60,520)	(54,368)

Total intangibles — net	123,434	123,220

10.	BANK LOANS
a. Short-term
The Company had mainly at the end of 2008, and during the first months of 2009, short-term bank financing in US dollars with various financial institutions.
As of December 31, 2009, the balance of this short-term financing was of ThUS$245,090, with a total weighted average interest rate of 1.74% and an average duration of 1 month (ThUS$225,007 in 2008, with a total weighted average interest rate of 6.14% and an average duration of 4 months), which is detailed as follows:

Financial institutions	2009	2008
	ThUS$	ThUS$

Scotiabank	86,021	50,110
Chile	70,021	30,199
Estado	50,016
BBVA	25,029
HSBC Chile	14,003
Santander		105,579
Bice		39,119

Total	245,090	225,007

b. Long-term
The Company has long-term financing from banking institutions denominated in US dollars.
Bank loans correspond, to the refinanced balance in 2004 by a syndicate of foreign banks led by Citibank, duly approved and registered with the Central Bank of Chile. This loan is payable in 12 semiannual installments, with maturity on September 15 and December 15 of each period, from June 2005.
This refinancing meant paying an upfront commission of ThUS$2,070 which has been deferred and is being amortized over the term of the new loan.
Furthermore, at the end of 2009, the Company obtained financing for its expansion project (PID final stage), to re-finance its short-term debt, and for its operational needs for an amount of ThUS$505,000 in the form of Club Deal. This loan is payable in 10 six-month installments due on June 10 and December 10 of each year, starting from June 2010.
Obtaining this credit involved payment of an Upfront commission of ThUS$4,040, which has been deferred for repayment during the credit term.
The detail of long-term bank loans is as follows:
As of December 31, 2009:

Financial institutions	Interest rate	Short-term	Long-term
	%	ThUS$	ThUS$

Citibank and others	0.7400	76,690
Club Deal loan	2.0844	101,614	404,000

Total		178,304	404,000

As of December 31, 2008:

Financial institutions	Interest rate	Short-term	Long-term
	%	ThUS$	ThUS$

Citibank and others	2.4900	76,826	76,667

Total		76,826	76,667

11.	ACCOUNTS PAYABLE
The detail of accounts payable is as follows:

	2009	2008
	ThUS$	ThUS$

Invoices payable	88,271	95,745
Withholdings from contractors	16,656	8,233
Insurance policies payable	20,283	11,220

Total	125,210	115,198

12.	ACCRUALS
The detail of accruals are as follows:

	2009	2008
	ThUS$	ThUS$
Short-term:
Employee benefits	14,148	10,608
Other	111	202

Total	14,259	10,810

	2009	2008
	ThUS$	ThUS$
Long-term:
Severance indemnity	15,709	12,257
Mine closure costs	43,808	3,623

Total	59,517	15,880

13.	INCOME AND DEFERRED TAXES
a. Recoverable taxes include the following:

	2009	2008
	ThUS$	ThUS$
Current assets:
Specific tax on petroleum products	597	375
Value added tax	13,299	26,346
Monthly Provisional Payments and income tax credit, net		65,626
Other withholding taxes recoverable	3,331	156

Total short-term	17,227	92,503

Other assets (long term):
Additional tax for advisory services	6,456	4,919

Total long-term	6,456	4,919

The long-term recoverable tax is included in Other within Other long-term assets.
b. Income tax
The provision for first category income tax as of December 31, 2009 and 2008 was 17% of taxable income of ThUS$782,022 and ThUS$995,736, respectively, calculated as provided for in the Chilean Income Tax Law. The provision for the specific mining tax at December 31, 2009 and 2008 was 4% of the net operating taxable income of ThUS$837,795 and ThUS$1,415,092, respectively.
As of December 31, 2009 the provision for income tax and specific mining tax is presented in income tax payable in current liabilities net of monthly provisional payments, training credits, donations credits and credits from purchases of fixed assets.

As of December 31, 2008, monthly provisional payments were higher than the income tax calculated for the year and therefore the surplus of ThUS$65,626 has been reclassified to recoverable taxes, as indicated in Note 12a.

	2009	2008
	ThUS$	ThUS$

Income tax provision	(132,944)	(169,275)
Specific mining tax provision	(33,512)	(56,604)
Monthly provisional payments	155,227	223,817
Technical consulting services additional tax	512	381
Refundable training expenses	207	157
Credits from donations	2,109	1,486
Credits from purchases of fixed assets	47	38

Income and specific mining tax payable	(8,354)

c. Deferred taxes
As of December 31, 2009 and 2008, the detail of accumulated deferred tax balances was as follows:

	2009				2008
	Asset		Liability		Asset		Liability
	Short-	Long-	Short-	Long-	Short-	Long-	Short-	Long-
	term	term	term	term	term	term	term	term
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade debtors	576	-	908	-	48,808	-	-	-
Inventories	1,601	-	2,134	-	1,296	-	2,431	-
Fixed assets - depreciation	-	-	-	225,093	-	-	-	201,507
Intangibles	-	-	-	32,410	-	-	-	32,372
Other	-	-	210	595	-	-	58	59
Accruals	1,739	3,751	-	-	775	2,673	-	-

Sub-total (*)	3,916	3,751	3,252	258,098	50,879	2,673	2,489	233,938
Specific mining tax (**)	879	2,372	674	13,447	11,957	484	571	8,457

Total deferred taxes	4,795	6,123	3,926	271,545	62,836	3,157	3,060	242,395

The net asset for short-term deferred taxes is presented in short-term assets, for ThUS$869 (ThUS$59,776 in 2008).
The net liability for long-term deferred taxes is presented in long-term liabilities for ThUS$265,422 (ThUS$239,238 in 2008).

(*)	This represents the deferred taxes on the temporary differences calculated using the first category income tax.

(**)	This represents the additional deferred taxes an the temporary differences calculated using the specific mining tax rate of 4%.

The breakdown of income tax expense is as follows:

	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Current tax expense:
Income tax provsion	(132,944)	(169,275)	(337,217)
(Deficit) surplus of prior year income tax provision	(371)	38	65
Provision for specific mining tax	(33,512)	(56,604)	(39,730)
Surplus (deficit) of prior year specific mining tax	219	36	(131)

Deferred taxes:
Changes in deferred taxes during the year	(70,808)	(45,833)	(21,730)
Deferred taxes for specific mining tax	(14,283)	4,357	(665)

Income tax expense	(251,699)	(267,281)	(399,408)

14.	SHAREHOLDERS’ EQUITY, NET
a. The following are the equity movements during 2009, 2008 and 2007:

	Paid-in	Retained
Items	capital	earnings	Total
	ThUS$	ThUS$	ThUS$

Balance at January 1, 2007	373,820	1,476,460	1,850,280
Net income for the year	-	1,741,392	1,741,392
Interim dividends	-	(1,606,409)	(1,606,409)

Balance at December 31, 2007	373,820	1,611,443	1,985,263

Balance at January 1, 2008	373,820	1,611,443	1,985,263
Net income for the year	-	1,020,855	1,020,855
Interim dividends	-	(1,180,000)	(1,180,000)

Balance at December 31, 2008	373,820	1,452,298	1,826,118

Balance at January 1, 2009	373,820	1,452,298	1,826,118
Net income for the year	-	956,154	956,154
Interim dividends	-	(700,000)	(700,000)

Balance at December 31, 2009	373,820	1,708,452	2,082,272

b. Shareholdings of the subscribed and paid-in capital are as follows at December 31, 2009:

	Number of	Subscribed and
Shareholders	shares	paid-in capital
		ThUS$	%

LP Investment Co. Ltd.	191,379,489	191,380	51.20
Nippon LP Resources BV	93,454,920	93,455	25.00
MM LP Holding BV	56,072,952	56,073	15.00
Antofagasta Minerals S.A.	32,912,319	32,912	8.80

Total	373,819,680	373,820	100.00

c.	The Board of Directors approved the interim dividend paid to the Company’s shareholders in 2009, at the ordinary meetings N° 134, dated on November 26, 2009, for ThUS$700,000.

d.	The Board of Directors approved the interim dividend paid to the Company’s shareholders in 2008, at the ordinary meetings N° 124, of March 26, 2008, N°125, of on May 16, 2008, extraordinary meeting of July 30, 2008 and Nº126, of August 28, 2008 for ThUS$300,000, ThUS$300,000, ThUS$420,000 and ThUS$160,000, respectively.
15.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES
The following is a detail of transactions and balances with related parties. Antofagasta Minerals S.A., LP Investment Co. Ltd., Nippon LP Resources BV, and MM LP Holding BV are shareholders of the Company. The others companies are related to the Company through common owners.
As of December 31, 2009:

		Transaction	Effect on results
Related party	Transaction description	amount	charge (credit)	Asset	Liability
		ThUS$	ThUS$	ThUS$	ThUS$

Antofagasta Minerals S.A.	Administrative services received	2,191	1,841	-	587
	Technical support received	1,457	1,225	-	-
	Recovery of expenses	396	333	-	112
	Rental of offices in Apoquindo	1,005	555	-	-
	Water rights	-	-	-	8
	Expense collection	600	(594)	563	-
Minera El Tesoro	Expense collection	168	(141)	-	-
Minera Esperanza	Expense collection	34	(28)	3	-
Other related	Services and others	3,063	3,047	3	-
LP Investment Co. Ltd.	20% withholding on disallowed exp.	809	809	-	-
Nippon LP Resources BV	20% withholding on disallowed exp.	395	395	-	-
MM LP Holding BV	20% withholding on disallowed exp.	237	237	-	-

Total short-term				569	707

Antofagasta Minerals S.A.	Water rights			-	149

Total long-term				-	149

As of December 31, 2008:

		Transaction	Effect on income
Related party	Transaction description	amount	charge (credit)	Asset	Liability
		ThUS$	ThUS$	ThUS$	ThUS$

Antofagasta Minerals S.A.	Administrative services received	870	731	-	709
	Technical support received	1,595	1,340	-	300
	Recovery of expenses	694	583	-	190
	Rental of offices in Apoquindo	65	55	-	65
	Water rights	-	-	-	8
	Expense collection	591	(573)	-	-
Minera Los Pelambres Foundation	Donation	3,384	3,384	-	-
Minera Michilla S.A.	Rental of offices in Santiago	201	201	-	-
Minera El Tesoro	Expenses collection	200	(168)	-	-
	Purchase of materials	89	75	-	-
Minera Esperanza	Expenses collection	12	(10)	-	-
Serv. de Trans. Integrado Ltda.	Services of transport	50	42	-	50
Other related companies	Services and others	1	1	1	-
LP Investment Co. Ltd.	20% withholding on disallowed expense	250	250	-	-
Nippon LP Resources BV	20% withholding on disallowed expense	122	122	-	-
MM LP Holding BV	20% withholding on disallowed expense	73	73	-	-

Total short-term				1	1,322

Antofagasta Minerals S.A.	Water rights			-	157

Total long-term				-	157

As of December 31, 2007:

		Transaction	Effect on income
Related party	Transaction description	amount	charge (credit)	Asset	Liability
		ThUS$	ThUS$	ThUS$	ThUS$

Antofagasta Minerals S.A.	Administrative services received	1,688	1,418	-	813
	Technical support received	1,576	1,324	-	145
	Recovery of expenses	1,582	1,317	-	233
	Expense collection	90	(46)	4	-
Minera Los Pelambres Foundation	Donation	1,498	1,498	-	-
Minera Michilla S.A.	Rental of offices in Santiago	212	212	-	19
	Expenses collection	17	(14)	-	-
Minera El Tesoro	Expenses collection	267	(171)	-	-
	Purchase of materials	20	-	-	20
Other related	Services and others	2	2	-	-
LP Investment Co. Ltd.	20% withholding on disallowed expenses	61	61	-	-
Nippon LP Resources BV	20% withholding on disallowed expenses	30	30	-	-
MM LP Holding BV	20% withholding on disallowed expenses	18	18	-	-

Total short-term				4	1,230

Antofagasta Minerals S.A.	Water rights			-	165

Total long-term				-	165

16.	OTHER INCOME AND EXPENSES

The detail of other income and expenses is as follows:

	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Other income:
Gain on sale of fixed asset	2	-	7,132
Other income	674	30	695

Total	676	30	7,827

Other expenses:
Provision donations	6,541	-	-
Contribution to Minera Los Pelambres Foundation	3,047	3,384	1,498
Write-off of credit of donations	363	-	-
Project write-offs	6	1,150	195
Withholdings write-off	1,441	445
Provision for write off-of housing loans	139	131	128
Loss on sale of fixed assets	-	1	-
Other expenses	588	344	524

Total	12,125	5,455	2,345

17.	CONTINGENCIES, GUARANTEES AND ENCUMBRANCES

I. Lawsuits:

The Company’s Management is aware of legal disputes in which Minera Los Pelambres is either the main or subsidiary defendant, or the plaintiff, which to the best of its knowledge do not significantly affect these financial statements. The detail of the most significant lawsuits is as follows:

Matter	:	New Works Lawsuit at Tranque El Mauro.
Parties	:	Flores Tapia, Cristián Andrés and others versus Minera Los Pelambres.
Case records	:	N° 7.957-2008, Los Vilos First Instance and Guarantee Court.
Quantum	:	Quantum has not been determined. Therefore, it is impossible to indicate a potential loss amount.
Status	:	On December 4, 2008, the court ruled a temporary works suspension at Tranque El Mauro. This has not had a major effect, as on the said date works were already completed.
During this trial, response and evidence summons, position dismissal, and the court inspection have already been carried out. Currently, two expert reports are outstanding.

Matter	:	Ruin and New Works Lawsuit at Tranque El Mauro.
Parties	:	Defensa de Comunidad Pueblo de Caimanes (Caimanes Community Defense) versus Minera Los Pelambres.
Case records	:	N° 7.981-2008, Los Vilos First Instance and Guarantee Court.
Quantum	:	No quantum has been determined. Therefore, it is impossible to indicate a potential loss amount.
Status	:	The court accepted an incidental plea for invalidation and dismissed the new works lawsuit as it should not be processed together with a ruin works lawsuit. Ruin works lawsuit is still being processed, and the court inspection indicated by law has already taken place. Currently, an expert’s report is pending, ordered by the court. In connection with this, on November 17, 2009, the court accepted a legal impediment requested by Minera Los Pelambres against the expert appointed by the court. The plaintiffs appealed against the said decision, but their appeal was not accepted. The plaintiffs also appealed against the said appeal rejection. This appeal is pending for decision at La Serena Court of Appeal.

Matter	:	Precautionary Measure and Ordinary Conciliation Annulment Procedure.
Parties	:	Gallardo Rojas, Alfredo and other versus Ugarte Elgueta, Víctor and others.
Case records	:	N° 28.409-2008, 8° Santiago Civil Court.
Quantum	:	The action for annulment has no quantum. With regards to losses, defendants are jointly and severally sued (118 in total) for the amount of $332,285,000 corresponding to each one of the three.
Status	:	On March 25, 2009, the Company submitted an incidental plea due to irregularities in the form the action suit was set forth. To this date, said incidental plea has not been resolved. Also, the action suit and precautionary measure have not been notified to every defendant. In addition, Agrícola, Ganadera y Forestal Tipay, Mr. Victor Ugarte, Ms. Stella Bañados, as well as individuals represented by Mr. Fernando Dougnac have submitted incidental pleas. On September 29, 2009, the Court lifted the precautionary measure initially ruled against the rest of the plaintiffs. Appeals submitted against said decision are still outstanding.

II. ENCUMBRANCES:

The Company’s assets are not subject to any mortgages, encumbrances or prohibitions.

III. OTHER GUARANTEES

Guarantees Provided:
•	The Company has issued performance bonds through banks for ThUS$12,655 on behalf of the Water Board of the Chilean Ministry of Public Works as collateral for any possible costs incurred in a possible abandonment of the construction and operation of the Los Quillayes tailings dam. Such bonds are in force until July 4, 2010.

•	The Company has issued performance bonds through banks for ThUS$4,877 on behalf of the Water Board of the Chilean Ministry of Public Works as collateral for any possible costs incurred in a possible abandonment of the construction and operation of the El Mauro tailings dam. Such bonds are in force until October 26, 2010.

•	The Company provided a bank guarantee in favor of the Chilean Department of Public Works, Water Section, in order to guarantee the modification or demolition cost of the natural water project, a tunnel to divert Cuncumen river, for UF71,030, equivalent to a total of ThUS$2,933. Such bonds are in force until March 31, 2011.

Guarantees Received:

•	To date, performance bonds and letters of credits, issued by foreign or local banks in favor of the Company, have been provided by contractors and suppliers for an approximate amount for ThUS$70,464 to guarantee compliance with contracts and in the case of equipment, its quality and performance.
IV. RESTRICTIONS ON OPERATIONS OR LIMITS

As a result of obligations undertaken with financial institutions indicated in Note 10b, the Company must comply with certain conditions regarding financial indebtedness, EBITDA ratio regarding financial expenses, maintaining a minimum equity level, distributing dividends and hedging operations, in addition to other restrictions common to this type of operations.

V. MINERAL SALES AGREEMENTS

The mineral sale agreements correspond to the contracts entered into with domestic and foreign customers, valued at the selling prices in force at period-end (London Metal Exchange price). Such prices are agreed on FOB or CIF terms, as appropriate, and are negotiated annually.

The sale agreements of mineral in accordance with the agreed contracts amount to:

Years	ThUS$

2010	1,400,000
2011	1,100,000

18.	SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN CHILEAN GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These financial statements have been prepared in accordance with Chilean generally accepted accounting principles (“Chilean GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted by US GAAP are described and quantified below.

The impact of US GAAP on the income statements is as follows:

	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Net income under Chilean GAAP	956,154	1,020,855	1,741,392

Provisional Pricing (i)	56,945	1,755	(4,943)
Remeasurement of amortization of debt issuance costs (ii)	493	(313)	3
Employee benefit adjustment (iii)	(2,087)	(992)	750
Capitalization of expenses (iv)	2,186	3,024	4,534
Remeasurement of easements and water rights amortization (v)	305	99	85
Remeasurement of amortization of interest capitalized prior to start-up (vi)	(301)	768	703
Capitalized interest-subsequent to start-up (vi)	15,064	9,955	16,578
Depreciation of interest capitalized (vi)	(2,267)	(1,076)	(854)
Maintenance provisions (vii)			(8,886)

Subtotal	1,026,492	1,034,075	1,749,362

Tax effect of reconciling items (viii)	(14,770)	(2,776)	(1,360)

Net income attributable to common shareholders under US GAAP
	1,011,722	1,031,299	1,748,002

The impact of US GAAP on the balance sheets is as follows:

	2009	2008
	ThUS$	ThUS$

ASSETS:

Total assets under Chilean GAAP	3,418,614	2,866,043

Provisional Pricing (i)	61,405	4,460
Reclassification of debt issuance costs (ii)	(4,736)	(690)
Capitalization of expenses (iv)	(56,252)	(58,438)
Remeasurement of easements and water rights amortization (v)	991	686
Capitalized interest-start-up costs (vi)	3,496	3,797
Capitalized interest-subsequent to start-up (vi)	73,667	58,603
Remeasurement of amortization of interest capitalized prior to start-up(vi)	(6,191)	(3,924)
Reclassification of mine closure cost (ix)	-	6,983

Total assets under US GAAP	3,490,994	2,877,520

LIABILITIES:

Total liabilities under Chilean GAAP	1,336,342	1,039,925
	-	-
Deferred debt issuance costs (ii)	250	743
Employee benefit adjustment (iii)	1,085	(1,002)
Deferred tax adjustment (vii)	15,913	1,143
Reclassification of debt issuance costs (ii)	(4,736)	(690)
Reclassification of mine closure cost (ix)	-	6,983

Total liabilities under US GAAP	1,348,854	1,047,102

SHAREOLDERS’ EQUITY UNDER CHILEAN GAAP:	2,082,272	1,826,118

Provisional Pricing (i)	61,405	4,460
Deferred debt issuance costs (ii)	(250)	(743)
Employee benefit adjustment (iii)	(1,085)	1,002
Capitalization of expenses (iv)	(56,252)	(58,438)
Easements and water rights amortization (v)	991	686
Amortization of interest capitalized (vi)	3,496	3,797
Capitalized interest-subsequent to start-up (vi)	67,476	54,679
Deferred tax adjustment (viii)	(15,913)	(1,143)

Shareholders’ equity under US GAAP	2,142,140	1,830,418

Total liabilities and shareholders’ equity under US GAAP	3,490,994	2,877,520

     Explanation of adjustments and GAAP differences
(i)	Sale of Copper Concentrates - The Company sells copper concentrates to smelters and refiners under a sales contract. The sales contract requires the buyer to make payment of a provisional price based on the cash settlement quotation for official London Metal Exchange Copper Grade A on shipment date, less treatment and refining charges. The sales contract also provides for a price adjustment based on the cash settlement quotation for official London Metal Exchange Copper Grade A within a specified number of days from shipment date (normally, between 90 and 120 days).

The Company recognizes revenue from sale of copper concentrates under Chilean GAAP as described in Note 2.o. Under US GAAP, revenue equal to the provisional price is recognized when title and risk of loss passes to the buyer, usually upon shipment of copper concentrates. In addition, the Company believes that the provisional price constitutes a price that is fixed or determinable because, while not fixed on the shipment date as it is subject to future adjustment, is considered determinable based on the provisional price plus the fair value of the price adjustment. Furthermore, the Company’s right to receive or obligation to pay the price adjustment under the spot sales contract meets the definition of a derivative under FASB Accounting Standards Codification (ASC) Topic 815, Derivatives and Hedging. Thus, under US GAAP, the fair value of the price adjustment is recorded upon shipment of the copper concentrates and re-measured at fair value at each balance sheet with the changes in fair value included in determining net income.

The adjustment to net income and shareholders’ equity under Chilean GAAP represents the difference between the mark to market adjustment of the outstanding price adjustments under Chilean GAAP as described in Note 2.o and the fair value of the outstanding price adjustment at both the beginning and the end of the year.

(ii)	Debt issuance costs - The Company paid up-front commissions to a third party in connection with services received in arranging for the bank loan (see Note 10). The Company accounts for debt issue costs as deferred charges under Chilean GAAP and amortized it over the life of the loan using the straight line method. Under US GAAP, debt issue cost is recorded as an asset and amortized by the interest method over the life of the loan to which they related.

(iii)	Employee benefit adjustment - As describe in Note 2 (l) for Chilean GAAP purposes, the Company provide for severance indemnities when rights to such benefits have been formally granted to employees. Those obligations are based on the present value of the liability determined at end of each year based on the current salary and average service life of each employee. Such present value is calculated using a real discount rate of 6.5% for the year ended December 31, 2009 and 2008. The real annual discount rate does not include a projection of inflation and, accordingly, future salary increases are also expected to approximate the increase in inflation over a long-term period. For US GAAP purposes, the benefit obligation associated with the severance indemnities describe above are determined based on actuarial calculation. The difference in accounting for staff severance indemnities benefits between Chilean and US GAAP is included in the reconciliation to US GAAP.

(iv)	Expenses Incurred Prior to the Start of Commercial Operations – The Company under Chilean GAAP capitalized certain general and administrative costs (such as salaries) incurred prior to the start of its commercial operations amounting to ThUS$76,644 as intangible assets (see Note 9) and amortized using the straight-line method over the life of specified mines. Under US GAAP, FASB Accounting Standards Codification (ASC) Subtopic 720-15, Start-Up costs, such general and administrative costs are expensed as incurred.

The adjustment to Chilean GAAP net income represents the reversal of the amortization of the intangible asset while the adjustment to Chilean GAAP shareholders’ equity represents the carrying amount of the intangible assets under Chilean GAAP.

(v)	Easements and Water Rights - The Company paid third parties compensation for land easements and water rights. The Company recorded such payments as intangible assets under Chilean GAAP (see Note 9) and is required to amortize them over the life of mine, the benefit most from such payments as Chilean GAAP has no concept similar to in definitive lives intangibles under USGAAP.

For US GAAP purposes, these intangible assets have indefinite lives and thus is not amortized but subject to annual impairment reviews.

(vi)	Capitalized Interest - The Company had interest on bank loans it incurred prior to the start of its commercial operations in 2000 amounting to ThUS$90,249. Under Chilean GAAP, the Company capitalized the foregoing interest as an intangible asset (see Note 9) and amortized such intangible asset over the life of the mine. Subsequent to the start of its commercial operations, the Company ceased capitalizing any interest expense incurred on loans.

Under US GAAP, FASB Accounting Standards Codification (ASC) Subtopic 835-20, Capitalization of interest, requires capitalization of interest incurred associated with assets that are constructed or otherwise produced for an enterprise’s own use (including assets constructed or produced for the enterprise by others for which deposits or progress payments have been made). The amount of interest cost to be capitalized is the portion of the interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided if expenditures for the assets had not been made. The amount capitalized is determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used is based on the rates applicable to borrowings outstanding during the period. In order to determine the U.S. GAAP income, interest capitalized as an intangible asset was reclassified to qualifying assets under construction and amortized according to the related the assets’ useful life.

(vii)	Maintenance provisions - Under U.S. GAAP maintenance is expensed as incurred. Until December 31, 2007 the Company recorded a maintenance provision for the maintenance of plan and equipment scheduled for the following year.

(viii)	Deferred tax adjustment - Relates to the deferred tax effect resulting from the change in the financial basis of the assets and liabilities as a result of these U.S. GAAP adjustments. Other than the deferred tax impact of the U.S. GAAP adjustments, there are no material differences for accounting for income taxes resulting from the application of U.S. GAAP.

(ix)	Asset Retirement Obligation - Mine Closure Costs - The Company has a legal obligation (pursuant to laws of the Republic of Chile) and constructive obligations related to the decommissioning of the mine and surrounding areas. The Company’s accounting for the foregoing asset retirement obligation is described in Note 2.m. The discount rate in determining the present value of the obligation is based on the Company ´s risk free rate which approximates the yield on 20 year Chilean government bonds.
Under US GAAP, FASB Accounting Standards Codification (ASC) Subtopic 410-20, Asset Retirement Obligations (ARO), requires the Company to classify the asset retirement cost as part of the carrying amount of the associated long-lived asset. Further, the fair value of the asset retirement obligation considers a market risk premium to reflect what a third-party might require to assume the ARO. The impact of the market risk premium on the fair value of the ARO is not material.

(x)	Inventory obsolescence provision - Chilean GAAP permits the use of an inventory provisions to state inventory at the lower of cost or market. In addition, Chilean GAAP permits the reversal of an inventory provision when the circumstances that previously require the inventory provision no longer exits such as when there is clear evidence of an increase in net realizable value. For US GAAP purposes, ASC 330-10-35-14 requires the Company to adjust inventory directly for obsolescence, thus creating a new cost basis for the inventory.

A difference in Chilean GAAP and US GAAP net income and shareholders’ equity would arise when an inventory provision related to an unsold inventory item that was recognized in one year and reversed in subsequent year or year as permitted under Chilean GAAP. The Company has not reversed any previously set-up inventory provision in the year or years subsequent to the year the inventory provision on any unsold inventory item were initially set-up. Accordingly, there is no difference in net income and shareholders’ equity under Chilean GAAP and US GAAP for all periods presented.

(xi)	Guarantees - The Company, as more fully discussed in Note 17, provide several guarantees wherein it is contingently required to make payments to the guarantee party based on another entity’s failure to perform under an obligating agreement. The Company provided those guarantees pursuant to (see Note 17) and did not receive any compensation. Under US GAAP, FIN 45, ASC 460-10-30 requires that the Company record the fair value of the guarantees provided. There is no similar authoritative literature under Chilean GAAP. However, the Company believes that the fair value of the guarantees is not material to the Company’s financial statements.

(xii)	Statement of Comprehensive Income - U.S.GAAP requires the completion and inclusion of a statement of Comprehensive Income in accordance with ASC 220. This statement was not included herein as the Company did not have material comprehensive income, which was materially consistent with net income.

(xiii)	Reconciliation of Statement of Cash Flows - U.S.GAAP requires the completion and inclusion of a reconciliation of the statement of Cash Flows under Chile GAAP. This reconciliation was not included herein as the Company did not have material cash flow differences under Chile GAAP as compared to U.S. GAAP.

19.	SUBSEQUENT EVENTS

On January 25, 2010, the Company signed a financing contract for ThUS$245,000, whose funds were received on March 29, 2010. This credit, together with the ThUS$505,000 commercial credit indicated in Note 10b, form the financing for the comprehensive development project final stage. This new credit has a 7-year term and is payable in 14 six-monthly installments.

On June 24, 2010 the Company paid a dividend for ThUS$500,000 charged to retained earnings.

Between January 1 and the date of issuance of these financial statements (July 7, 2010), no other significant events have taken place that could materially affect them.
* * * * * *

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1.1	Articles of Incorporation of JX Holdings, Inc.
Exhibit 1.2	Regulations of the Board of Directors of JX Holdings, Inc.
Exhibit 1.3	Share Handling Regulations of JX Holdings, Inc.
Exhibit 8.1	List of subsidiaries of Nippon Oil Corporation
Exhibit 8.2	List of subsidiaries of Nippon Mining Holdings, Inc.
Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a))
Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
Exhibit 15.1	Report of DeGolyer and MacNaughton for Nippon Oil Corporation
Exhibit 15.2	Report of DeGolyer and MacNaughton for Japan Energy Development Corporation