Form 20-F
period 2017-03-31
JXTG Holdings, Inc.
filed 2017-06-28
CIK 1452922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-164036

JXTG HOLDINGS KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

JXTG HOLDINGS, INC.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

1-2, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8161

Japan

(Address of principal executive offices)

Tatsuya Higurashi

Group Manager

Investor Relations Group

Finance & Investor Relations Department

1-2, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8161

Japan

Telephone: +81-3-6257-7075

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

As of March 31, 2017, 2,495,486 shares of Common Stock were outstanding.

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

☒  Yes            ☐  No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “New or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

☐  Item 17            ☐  Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes            ☒  No

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

As used in this annual report, unless the context otherwise requires, “JXTG Holdings” refers to JXTG Holdings, Inc. (or JX Holdings, Inc., as it was formerly known prior to its business integration with TonenGeneral effective as of April 1, 2017) and its subsidiaries and “TonenGeneral” refers to TonenGeneral Sekiyu K.K. and its subsidiaries (or their businesses which have been integrated into JXTG Holdings). “JXTG Nippon Oil & Energy” refers to JXTG Nippon Oil & Energy Corporation (or JX Nippon Oil & Energy Corporation, as it was formerly known prior to its merger with TonenGeneral effective as of April 1, 2017). The business integration with TonenGeneral was material to JXTG Holdings’ business. However, the financial statements of TonenGeneral or pro forma financial information reflecting the business integration with TonenGeneral have not been included in this annual report as Rule 3-05 and Article 11 of Regulation S-X do not apply to annual reports on Form 20-F. Accordingly, this annual report generally contains less information (including but not limited to forward-looking statements) on TonenGeneral than it would if it had included such financial statements. For more information about the business integration with TonenGeneral, see Note 34 to JXTG Holdings’ audited annual consolidated financial statements included elsewhere in this annual report.

The consolidated financial information of JXTG Holdings has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), except for certain specifically identified information which was prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

References in this annual report to “yen” or “¥” are to Japanese yen and references to “U.S. dollar,” “US$,” “$,” “dollar” or “dollars” are to United States dollars.

Certain monetary amounts and percentage data included in this annual report have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sums of the figures which precede them.

The fiscal year ends on March 31 for JXTG Holdings. References to years not specified as being fiscal years are to calendar years.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on the current expectations, assumptions, estimates and projections of JXTG Holdings about its business, industry and markets. These forward-looking statements are covered by the safe harbor created by Section 27A of the Securities Act of 1933, as amended, and can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The actual results of JXTG Holdings could be materially different from and worse than those expectations. Important risks and factors that could cause the actual results of JXTG Holdings to be materially different from their expectations are set forth in “Risk Factors” and elsewhere in this annual report. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. JXTG Holdings does not undertakes any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

i

A wide range of factors could materially affect future developments and performance of JXTG Holdings, including the following:

•	the ability of JXTG Holdings to successfully integrate the businesses of JXTG Holdings and TonenGeneral;

•	the realization of anticipated benefits and synergies from the integration of JXTG Holdings and TonenGeneral;

•	economic conditions in Japan, Asia, particularly China, and other countries where JXTG Holdings operates;

•	domestic and international political developments and laws and regulations, including environmental laws or regulations;

•	prices for crude oil, natural gas and copper;

•	fire, natural disasters, explosions, accidents, mechanical problems, weather and other natural phenomenon;

•	foreign exchange rate fluctuations and changes in interest rates;

•	the ability to compete effectively against competition;

•	the ability to realize margins on products;

•	the ability to protect its intellectual property rights or defend against intellectual property infringement claims brought by others;

•	the ability to properly protect confidential information;

•	the success of overseas strategic alliances;

•	the ability to attract and retain sufficient skilled employees;

•	the ability to find or acquire rights to additional oil and gas reserves;

•	potential revisions of reserves estimates;

•	the ability to implement capital expenditure plans on schedule and in amounts not exceeding projections; and

•	the ability to maintain adequate internal controls.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Time Table

Not applicable.

Item 3. Key Information

SELECTED HISTORICAL FINANCIAL DATA OF JXTG HOLDINGS

IFRS Selected Historical Financial Data

The following IFRS selected historical financial data of JXTG Holdings as of and for the fiscal years ended March 31, 2017, 2016 and 2015 have been derived from JXTG Holdings’ annual consolidated financial statements prepared in accordance with IFRS, which have been audited by Ernst & Young ShinNihon LLC, an independent registered public accounting firm, and which are included in this annual report.

The data presented below is only a summary and should be read in conjunction with the consolidated financial statements of JXTG Holdings, related notes and other financial information included herein. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations of JXTG Holdings” included elsewhere in this annual report.

	As of and for the Fiscal year ended March 31,
	2017	2016	2015
	(Millions of yen except per share data)
Consolidated statements of profit or loss:
Revenue	¥7,025,062	¥7,530,895	¥9,562,538
Cost of sales	6,082,773	6,963,115	9,115,053
Selling, general and administrative expenses	644,913	625,557	623,258
Operating profit (loss)	271,138	(350,721)	(264,974)
Profit (loss) before tax	249,115	(357,572)	(302,149)
Profit (loss) for the year	150,137	(309,790)	(305,614)
Per Share Data:
Profit (loss) per share attributable to owners of the parent, basic and diluted(1)	¥60.33	¥(110.04)	¥(114.48)
Consolidated statements of financial position:
Total current assets	¥2,715,777	¥2,672,882	¥3,025,207
Total assets	6,792,892	6,828,514	7,651,172
Total current liabilities	2,598,538	2,762,579	3,078,449
Total liabilities	4,652,604	4,800,507	5,067,538
Total equity attributable to owners of the parent	1,707,194	1,583,077	2,076,660
Common stock	100,000	100,000	100,000

(1)	Profit (loss) per share is calculated by dividing profit (loss) for the year by the weighted-average number of shares of common stock outstanding during the year, excluding common stock purchased by JXTG Holdings and held as treasury stock.

Japanese GAAP Selected Historical Financial Data

The following Japanese GAAP selected historical financial data of JXTG Holdings as of and for the fiscal years ended March 31, 2017, 2016, 2015, 2014 and 2013 have been derived from JXTG Holdings’ consolidated financial statements prepared in accordance with Japanese GAAP (and not IFRS), which are not included in this annual report.

	As of and for the Fiscal Year Ended March 31,
	2017	2016	2015	2014	2013
	(Unaudited)
	(Millions of yen except per share data and numbers of shares)
Consolidated statements of profit or loss:
Revenue	¥8,136,008	¥8,737,818	¥10,882,460	¥12,412,013	¥11,219,474
Cost of sales	7,249,018	8,222,572	10,532,913	11,637,633	10,431,380
Selling, general and administrative expenses	588,562	577,480	568,432	560,723	536,627
Operating income (loss)	298,428	(62,234)	(218,885)	213,657	251,467
Ordinary income (loss)	333,564	(8,608)	(150,114)	302,329	328,300
Income (loss) before tax	278,029	(329,984)	(255,002)	220,331	272,040
Net income (loss)	160,068	(278,510)	(277,212)	107,042	159,477
Per Share Data
Net income (loss) per share(1)	¥64.38	¥(112.01)	¥(111.49)	¥43.05	¥64.13
Cash dividends per share(2)	16.00	16.00	16.00	16.00	16.00
Consolidated balance sheets:
Total current assets	¥2,684,881	¥2,651,284	¥2,996,398	¥3,765,584	¥3,737,793
Total assets	6,658,627	6,724,622	7,423,404	7,781,775	7,274,891
Total current liabilities	2,566,404	2,754,986	3,066,431	3,454,888	3,317,485
Total liabilities	4,616,880	4,796,162	4,993,555	5,155,481	4,947,459
Total net assets, including non-controlling interest	2,041,747	1,928,460	2,429,849	2,626,294	2,327,432
Common stock, no par value	100,000	100,000	100,000	100,000	100,000
Number of shares (in thousands)
Authorized	8,000,000	8,000,000	8,000,000	8,000,000	8,000,000
Issued	2,495,486	2,495,486	2,495,486	2,495,486	2,495,486
Treasury stock	9,188	9,122	9,056	8,982	8,907

(1)	Net income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the year, excluding common stock purchased by JXTG Holdings and held as treasury stock.
(2)	Cash dividends per share are dividends paid on JXTG Holdings common stock for the periods indicated.

CURRENCY EXCHANGE RATES

Fluctuations in exchange rates between the yen and the dollar or other currencies will affect the dollar or other currency equivalents of the yen price of JXTG Holdings shares and the dollar amounts received on conversion of any cash dividends. The following tables show, for the periods and dates indicated, certain information regarding the dollar/ yen exchange rate. The information is based on the noon buying rates in the City of New York as announced for custom purposes by the Federal Reserve Bank of New York expressed in yen per $1.00. On June 16, 2017, the exchange rate was ¥110.84 per $1.00.

	High	Low	Average(1)	Period-end
Fiscal Year Ended March 31,
2013	96.16	77.41	83.26	94.16
2014	105.25	92.96	100.46	102.98
2015	121.50	101.26	110.78	119.96
2016	125.58	111.30	120.13	112.42
2017	118.32	100.07	108.31	111.41
Most Recent Six Months
December 2016	118.32	113.50	115.99	116.78
January 2017	117.68	112.72	114.87	112.72
February 2017	114.34	111.74	112.91	112.06
March 2017	115.02	110.48	112.92	111.41
April 2017	111.52	108.40	110.09	111.44
May 2017	114.19	110.68	112.24	110.71
June 2017 (through June 16, 2017)	111.24	109.16	110.19	110.84

(1)	For fiscal year periods, the average rates are calculated using the average of the exchange rates on the last day of each month during the period. For monthly periods, the average rates are calculated using the average of the exchange rates on each day during the period.

RISK FACTORS

In addition to the other information included or incorporated by reference into this annual report, including the matters addressed under the caption “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the matters described below in evaluating the matters described in this annual report.

Risks Related to Ongoing Integration

JXTG Holdings may fail to realize the anticipated benefits of the share exchange due to the challenges of integrating the operations of JXTG Holdings and TonenGeneral.

The success of the share exchange will depend, in part, on JXTG Holdings’ ability to realize anticipated growth opportunities and cost savings from combining the businesses of JXTG Holdings and TonenGeneral. JXTG Holdings’ ability to realize these anticipated benefits will depend in part on the extent to which JXTG Holdings can successfully implement and manage the business integration of JXTG Holdings and TonenGeneral, including the following:

•	effectively integrating the respective organizations, business cultures, procedures and operations of JXTG Holdings and TonenGeneral;

•	identifying and streamlining redundant operations and assets, and combining the product and service offerings effectively and quickly;

•	identifying areas and activities that present substantial potential synergies as a result of the share exchange, and allocating resources effectively to those and other promising areas and activities;

•	smoothly transitioning relevant operations and facilities to a common information technology system; and

•	developing and implementing uniform accounting policies, internal controls and procedures, disclosure controls and procedures and other governance policies and standards.

If JXTG Holdings is not able to successfully manage the integration process, take advantage of anticipated synergies, and create an integrated business, the anticipated benefits of the share exchange and subsequent integration may not be realized fully, may take longer to realize than expected or may not be realized at all.

Uncertainties associated with the share exchange may damage JXTG Holdings’ relationships with customers, suppliers and business partners of JXTG Holdings and TonenGeneral.

Customers, suppliers and business partners of JXTG Holdings or TonenGeneral may, in response to the share exchange or to subsequent steps taken to integrate the businesses of JXTG Holdings and TonenGeneral, delay or defer decisions concerning their relationships with JXTG Holdings. Moreover, the terms of some of the business alliances to which JXTG Holdings has succeeded permit the business partner to terminate the alliance upon the completion of the share exchange. The loss of such customers, suppliers and business partners, or the termination of business alliances may have a material adverse effect on JXTG Holdings’ business and results of operations.

Negative media coverage of the share exchange, as well as statements by parties with competing interests, could have a materially adverse effect on JXTG Holdings’ reputation, business and results of operations.

The share exchange of JXTG Holdings and TonenGeneral has been covered by both Japanese and foreign media. Some of this coverage may be negative and pertains to a wide range of matters relating to the share exchange. Negative media coverage about the share exchange, regardless of its veracity, may affect investor sentiment and could have a material adverse effect on the stock price of JXTG Holdings. The resulting reputational harm from such negative media coverage relating to the share exchange may also affect consumer perception, negatively affecting the business and results of operations of JXTG Holdings. JXTG Holdings may also be forced to devote considerable resources to address the impact of such media coverage relating to the share exchange.

Risks Relating to JXTG Holdings’ Business

Because most of JXTG Holdings’ revenue is concentrated in Japan, enhanced energy-conservation trends and adverse economic conditions in Japan may adversely affect JXTG Holdings’ financial condition and results of operations.

82.4% of JXTG Holdings’ revenue in the fiscal year ended March 31, 2017 was generated from customers located in Japan. The concentration of sales in the Japanese market makes JXTG Holdings’ business highly dependent on consumer demand and general economic conditions in Japan.

In industrialized countries such as Japan, there has been an increasing emphasis on initiatives related to concerns over the earth’s environment. These initiatives include achieving reductions in greenhouse gas emissions and in the use of energy and natural resources. Amid these developments, demand for petroleum products in Japan is expected to continue to decline along with the trend towards wider use of fuel-efficient automobiles and the transition to other energy sources, such as gas and electricity. If these trends continue or accelerate, demand for refined petroleum products could continue to decline, adversely affecting JXTG Holdings’ financial condition and results of operations.

Any decline in domestic economic activity would likely depress demand for petroleum products. Furthermore, demand for refined petroleum products in Japan is expected to continue to decline due to such structural factors as the spread of fuel-efficient cars and the advancement of fuel conversion. Owing to JXTG Holdings’ concentration of sales in the Japanese market, such decreases in demand may adversely affect JXTG Holdings’ financial condition and results of operations.

As sales of certain products in China and other Asian countries are significant, decline in demand or failure for demand to grow in those regions may adversely affect JXTG Holdings’ financial condition and results of operations.

JXTG Holdings relies significantly on customers in China and other Asian countries for sales of petroleum products, petrochemicals, electronic materials and certain other products. JXTG Holdings expects to undertake further business expansion in these countries in light of the expected decrease in demand in Japan. If demand for JXTG Holdings’ products in China and other Asian countries declines due to destabilization of the political climate, social unrest, adverse economic conditions, change in supply-demand balance, changes in laws and their application and in governmental policies or other adverse conditions in these countries, or such demand fails to grow as expected in the medium to long term, JXTG Holdings’ financial condition and results of operations may be adversely affected.

JXTG Holdings’ business may be adversely affected by risks and uncertainties in the foreign jurisdictions from which it sources raw materials.

JXTG Holdings sources raw materials for its businesses from countries and regions worldwide. JXTG Holdings relies almost entirely on crude oil supplies from the Middle East as well as on limited copper concentrate sources in South America, Southeast Asia, and Australia. JXTG Holdings’ business may be adversely affected by various risks in the foreign jurisdictions where it sources raw materials, including destabilization of the political climate, social unrest, adverse economic conditions, change in supply-demand balance and changes in laws and their application and in governmental policies. If JXTG Holdings’ supplies of raw materials are disrupted, it may be unable to obtain adequate substitutes because there are only a limited number of jurisdictions from which raw materials can be sourced.

JXTG Holdings may incur liabilities and obligations in complying with existing or future environmental regulations, including a potential liability relating to its subsidiary, Gould Electronics Inc.

Because JXTG Holdings’ various businesses give rise to considerable quantities of wastewater, gas emissions and waste materials, it is subject to extensive environmental protection laws and regulations in Japan and other jurisdictions. These laws and regulations provide for, among other things:

•	restrictions on, or imposition of fees for, the discharge of waste substances or for cleanup costs, including with respect to soil contamination, wastewater, gas or solid waste materials;

•	fines and payment of damages for serious environmental offenses;

•	closure of any facility which fails to comply with regulatory orders, or fails to correct or halt operations causing environmental damage;

•	mandatory contributions to the International Oil Pollution Compensation, or the IOPC, Funds; and

•	dismantlement, abandonment and restoration of properties and facilities at the end of their useful lives.

In addition, recent environmental regulations directed at reducing greenhouse gas emissions mandate the blending of bioethanol as well as impose a carbon tax on petroleum products, necessitating additional capital investments in refineries or resulting in increases in refining and other manufacturing-related costs.

If Japanese or authorities of other governments revise current environmental regulations or introduce new regulations, compliance with existing and any future regulations may result in significant additional expenditures. Liabilities and obligations incurred in complying with environmental regulations may have an adverse effect on JXTG Holdings’ financial condition and results of operations and could affect how JXTG Holdings operates its businesses.

Furthermore, continued and increased attention on climate change by non-governmental and political organizations as well as by the broader public is likely to lead to additional regulations designed to reduce greenhouse gas emissions. If JXTG Holdings is unable to find economically viable, as well as publicly acceptable, solutions that reduce its carbon emissions for new and existing projects or products, JXTG Holdings may experience additional costs, delayed projects and reduced production.

Gould Electronics Inc., or Gould Electronics, a subsidiary of JXTG Holdings in the United States, is a potential responsible party for the cleanup of certain sites under U.S. environmental laws, such as the Superfund Act. Gould Electronics has provided reserves that it considers appropriate, but the actual amount that Gould Electronics may have to contribute to any cleanup may exceed the reserves. The ultimate financial exposure of Gould Electronics will depend on numerous factors, including the quantity of the substance and its toxicity for which the areas were designated, the total number of other potential responsible parties and their financial position and remedial methods and technologies. Depending on the amount of any shortfall in the reserves of Gould Electronics, JXTG Holdings’ results of operations and financial condition may be adversely affected.

A decline in market value of inventory or decline in profitability of non-financial assets may result in significant write-down of inventories or impairment of non-financial assets.

Due to the 70-day stockpiling requirement for crude oil and refined petroleum products under Japanese law and other reasons JXTG Holdings holds large amounts of inventories of, among others, crude oil, natural gas and copper whose prices fluctuate and are affected by the market conditions and general economic environment. In the event that the net realizable value of inventories at the end of a fiscal period is lower than the corresponding carrying amount of the inventories, the carrying amount must be reduced to the net realizable value, with the difference between the carrying amount and the net realizable value recognized within cost of sales for the respective fiscal period. Such write-down of inventories may have an adverse effect on JXTG Holdings’ financial condition and results of operations.

In the Energy segment, JXTG Holdings’ use of the average cost method for evaluating its crude oil inventory may have the effect of keeping the level of the cost of inventories higher as compared to the latest prices JXTG Holdings pays for crude oil. Especially during prolonged periods of decreasing crude oil prices, the average cost method may adversely affect JXTG Holdings’ results of operations because market prices for inventories of crude oil or other petroleum products could fall below the average cost of crude oil in JXTG Holdings’ inventory, which may lead to inventory write downs as described above.

JXTG Holdings also has substantial non-financial assets subject to impairment test. If changes in the business environment cause the profitability of non-financial assets to decline which makes it unlikely that the associated carrying amount can be recovered, an indication of an impairment loss exists. In such cases, JXTG Holdings will need to make an estimate on the recoverable amount of the non-financial assets, being the higher of its fair value less costs of disposal and its value in use; fair value less costs of disposal is the amount that would be received from the sale of the asset less the costs of disposal, while value in use is the present value of the future cash flows expected to be derived from the asset. The amount by which the carrying amount of the asset exceeds its recoverable amount will be recognized as an impairment loss. This may have an adverse effect on JXTG Holdings’ financial condition and results of operations.

JXTG Holdings faces operating risks that may cause significant business interruptions.

JXTG Holdings is exposed to a variety of potentially severe operating risks, including the risk of fire, explosions, embargos, natural disasters (such as earthquakes, thunderstorms, hurricanes and volcanic eruptions), accidents, cyberattacks, mechanical problems, labor disputes, epidemics, unexpected geological conditions, mine collapses, environmental hazards and weather and other natural phenomena. JXTG Holdings’ sourcing of raw materials, shipment of products and other transportation activities are subject to the hazards of marine operations, such as piracy, capsizing, collision and adverse weather and sea conditions. If any of these operating risks materializes, JXTG Holdings could incur substantial losses. Such losses may involve or arise from serious personal injury or loss of life, severe damage to or destruction of property such as plants, natural resources, equipment, pollution and other environmental damage, cleanup costs and liabilities, regulatory investigations and penalties, and suspension of operations. Such losses may also involve or arise from severe damage to or destruction of information systems that JXTG Holdings uses for production, sales and accounting, despite the security and safety measures that are in place for these information systems. JXTG Holdings’ operating risks also include the risk that its business partners may suffer significant business interruptions.

JXTG Holdings maintains insurance against some, but not all, of the risks described above. There can be no assurance that JXTG Holdings will have continued access to comparable coverage at acceptable rates or that such coverage will be adequate to cover losses or liabilities that may arise. Any shortage in such coverage could adversely affect JXTG Holdings’ financial condition and results of operations in the event any of the risks described above materializes.

JXTG Holdings’ financial condition and results of operations may be adversely affected by fluctuations in foreign exchange rates.

Fluctuations in foreign exchange rates may adversely affect JXTG Holdings’ margins and revenue of products sold overseas. For example, a strengthening of the yen against the dollar will adversely affect the margins for petrochemical and electronic material products exported to China and other Asian countries because the dollar is the main currency for such exports. In addition, because sales in the Oil and Natural Gas E&P segment fluctuate along with movements in foreign exchange rates, when the yen is appreciating, sales will decline in yen terms. Moreover, fluctuations in foreign exchange rates may adversely affect the yen translated price JXTG Holdings pays when it purchases crude oil used in the Energy segment. In addition, foreign exchange rate fluctuations may have a material effect on the yen-translated values of the assets, liabilities, income and expenses of foreign operations whose functional currencies are not yen. The high and low noon buying rates for dollars for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 were 118.32 and 100.07 for the fiscal year ended March 31, 2017, ¥125.58 and ¥111.30 for the fiscal year ended March 31, 2016 and 121.50 and 101.26 for the fiscal year ended March 31, 2015.

JXTG Holdings may not be able to maintain its competitiveness in the energy business due to intense competition from other industry participants.

JXTG Holdings’ business, especially in the Energy segment, faces intense competition from energy companies in China, Korea and the rest of Asia, including Showa Shell Sekiyu K.K. and Idemitsu Kosan Co. Ltd., which have announced intentions to merge, as well as Cosmo Oil Co., Ltd. in Japan, oil refiners and chemical companies in Korea and Singapore, and government-owned oil companies in emerging countries. The market for refined petroleum products is extremely price competitive due to the industry’s excess refining capacity and excess of service stations. The market for petrochemical products faces significant pricing pressure due to an expansion and operation of new plants in China, Korea and emerging countries. Competition among industry participants at present is intense, and the trend toward lower demand for petroleum products in Japan and the trend toward increasing manufacturing capacities for petrochemicals may further enhance such competition. One of the key components of JXTG Holdings’ competitive position is its ability to manage expenses successfully, which requires continuous management focus on reducing unit costs, improving efficiency and concentrating business activities. In addition, JXTG Holdings may need to implement initiatives to maintain its competitiveness. Such initiatives may result in significant charges and may not be realized as scheduled or, even if the intended benefits are realized, may not be able to achieve the level of success expected. If JXTG Holdings is not able to effectively operate its businesses, including appropriate management of manufacturing costs, in the increasingly competitive environment, its financial condition and results of operations could be adversely affected.

The prices and margins for JXTG Holdings’ products may fluctuate significantly and JXTG Holdings may not be adequately hedged, which may adversely affect JXTG Holdings’ financial condition and results of operations.

The financial results of the Oil and Natural Gas E&P segment of JXTG Holdings are largely dependent on the prices that it can charge on crude oil and gas that it produces and sells. Similarly, the financial results of the copper resource development business in the Metals segment of JXTG Holdings are largely dependent on the price that it can charge on copper concentrates that it produces and sells. Such prices are dependent on prices prevailing in the market from time to time. Historically, crude oil, natural gas and copper prices have been volatile and are likely to continue to be volatile in the future, especially given current geopolitical and economic conditions. The prices for crude oil, natural gas and copper are affected by changes in supply and demand and can be influenced by various underlying factors including economic conditions, foreign exchange rates and other economic indicators, weather conditions, laws and regulations and actions taken by market participants and regulatory bodies. Furthermore, political developments, including war, embargoes and political strife in regions where crude oil, natural gas and copper are produced, as well as production adjustments by the Organization of the Petroleum Exporting Countries, or OPEC, non-OPEC countries and unconventional oil and gas producers can affect the supply and prices of such commodities. Crude oil, natural gas and copper prices declined in fiscal years ended March 31, 2015 and 2016, while they increased in the fiscal year ended March 31, 2017. Crude oil and copper prices were $47 per barrel and $5,157 per ton in 2017, which are the average prices during the fiscal year ended March 31, 2017, respectively, compared with $46 per barrel and $5,217 per ton in 2016, respectively. Crude oil and copper prices were $84 per barrel and $6,568 per ton in 2015, respectively. A decline in crude oil, natural gas and copper prices could adversely affect JXTG Holdings’ financial condition and results of operations.

The financial results of JXTG Holdings are also dependent on the margins that it can realize on its products, including its refined petroleum and petrochemical products. Margins are affected by various factors and are dependent not only on the prices for raw materials including commodities such as crude oil and copper, but also on the prices JXTG Holdings can charge for its products. For example, margins on JXTG Holdings’ refined petroleum products are affected by changes in supply and demand for such products as well as various underlying factors including economic conditions, weather conditions, actions taken by market participants such as changes in domestic refinery capacity, laws and regulations and actions taken by regulatory bodies, lower demand due to lower population growth rate, consumer preferences and competition from alternative energy sources. Margins on JXTG Holdings’ petrochemical products are affected by factors such as increases in supply capacity due to the construction of new production facilities or the expansion of existing facilities and trends in demand for apparel, automobiles and home electronics.

JXTG Holdings attempts to preserve or increase margins by, to the extent possible, reflecting changes in the cost of sales and market trends in general in the sales prices of its products. However, due to price competition and other factors, it may not always be possible for JXTG Holdings to preserve significant margins, or any margins at all. Moreover, even if JXTG Holdings can adjust the sale prices of its products to reflect changes in cost of sales, price changes may lag changes in the cost of sales. Any lag will adversely affect JXTG Holdings’ ability to preserve margins during periods of sudden or prolonged increases in raw materials prices. Thus, margins may decline for extended periods of time when prices for raw materials are generally rising. Reduction of JXTG Holdings’ margins could have an adverse effect on JXTG Holdings’ financial condition and results of operations.

JXTG Holdings also expects to enter into contracts to hedge a portion of its exposure to fluctuations in the prices for crude oil, copper and other raw materials. As part of this strategy, it may utilize fixed-price forward physical purchase and sale contracts, futures, financial swaps, and option contracts traded in over-the-counter markets or on exchanges or entered into on a negotiated basis. However, JXTG Holdings may not be able to cover the entire exposure of its assets or positions to market price volatility, and the coverage will vary over time. As a result, fluctuating raw material prices may adversely affect its financial results to the extent it has unhedged positions. In addition, economic hedging activities may not be treated as hedges for accounting purposes under IFRS, resulting in increased volatility in JXTG Holdings’ net income.

JXTG Holdings’ failure to protect its intellectual property rights from infringement may result in a loss of its competitive advantage, and any claim of intellectual property infringement may result in substantial payments or the prohibition of the use of the relevant technologies.

JXTG Holdings’ businesses rely in part on proprietary refining and manufacturing technologies, proprietary rights in its products, processes and brands, and on its ability to obtain patents, licenses and other intellectual property rights over such technologies to prevent misuse by competitors. Any of JXTG Holdings’ patents could be challenged, invalidated or circumvented. There can be no assurance that claims allowed on any present and future patents and other intellectual property rights will be sufficiently broad to protect JXTG Holdings’ interest in or expected returns from the underlying technologies.

In addition, a claim from a third party of infringement of intellectual property rights may lead to the payment of substantial royalties or to the prohibition of the use of the relevant technologies. Intellectual property litigation is costly to defend, outcomes may not be known for prolonged periods of time and can result in significant damage awards and injunctions. Consequently, any future litigation relating to intellectual property that JXTG Holdings becomes a party to, regardless of the ultimate result, could have an adverse effect on JXTG Holdings’ results of operations and financial position.

Misappropriation of customers’ personal information or proprietary data may cause JXTG Holdings to incur significant costs and liabilities.

JXTG Holdings will manage (directly or through third-party vendors) various personal information and proprietary data of its customers in connection with certain of its businesses, including in the Energy segment. JXTG Holdings may be required to incur significant costs to protect against the threat of security breaches relating to this personal and proprietary data, or to address problems caused by such breaches. In addition, if personal information of JXTG Holdings’ customers or other proprietary data is misappropriated or if any other significant security breach occurs, whether relating to the information JXTG Holdings manages or otherwise, JXTG Holdings could be subject to claims, litigation or other potential liabilities that could adversely affect its financial condition and results of operations.

The failure or poor performance of strategic alliances or investments, over many of which JXTG Holdings has little to no control, may adversely affect JXTG Holdings’ financial condition and results of operations.

JXTG Holdings seeks to capture opportunities by entering into and enhancing alliances with energy companies through joint ventures, other alliances and investments in order to expand the Oil and Natural Gas E&P segment as well as to market its refined petroleum products and other products. On many of the projects involving strategic alliances, particularly in the Oil and Natural Gas E&P segment, JXTG Holdings will not be the operator and therefore, will have limited or no influence over, and control of, the behavior, performance and costs of operation of the alliances. Despite not having control, JXTG Holdings could still be exposed to the risks associated with these operations, including reputational, litigation (where joint and several liability may apply) and government sanction risks. There is also a risk that JXTG Holdings’ joint venture participants may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or JXTG Holdings, or the joint venture partners may be unable to meet their economic or other obligations and JXTG Holdings may be required to fulfill those obligations alone.

If it is not possible to achieve the desired results from strategic alliances or investments or key joint ventures experience financial difficulties for any reason, or if JXTG Holdings fails to identify or enter into effective alliances with partners with whom significant business relationships and synergies may be developed or it fails to maintain JXTG Holdings’ existing alliances and business relationships, JXTG Holdings’ financial condition and results of operations may be adversely affected.

The failure to attract and retain sufficient skilled exploration and production engineers may adversely affect JXTG Holdings’ competitiveness in the oil and gas E&P business.

JXTG Holdings’ success in the Oil and Natural Gas E&P segment depends partly on its effective use of advanced exploration and extraction technologies and methods. In order to implement advanced technologies in a technology-driven industry and to achieve future growth, JXTG Holdings must recruit and retain qualified scientists and engineers.

Success in attracting and retaining personnel with the range of capabilities and experience required in the Oil and Natural Gas E&P segment is not guaranteed. Failure to retain and attract critical personnel could result in a shortage of such people due to normal attrition. This could result in an inability to maintain an appropriate level of technological improvements or take advantage of new opportunities that may arise. A subsequent decline in competitiveness could have an adverse impact on JXTG Holdings’ financial condition and results of operations.

JXTG Holdings’ future production and proved reserves of oil and gas may be adversely affected by its inability to find or acquire rights to additional oil and gas reserves that are economically recoverable.

JXTG Holdings’ future production of oil and gas in the Oil and Natural Gas E&P segment will be affected by its success in finding or acquiring, and exploring and developing, additional reserves in a manner that allows economically viable production. Internationally, government-owned oil and gas companies control at least two-thirds of the potential resource base, with only the remainder available for exploration by private oil companies like JXTG Holdings. To the extent that government-owned oil and gas companies choose to develop their oil and gas resources without the participation of international oil and gas companies, or to the extent that JXTG Holdings is not viewed as a sufficiently attractive alliance partner, its exploration and development opportunities will be limited to a smaller potential resource base. Because of limited access to major, new exploration and development opportunities, the bidding for such available opportunities has been intense and is characterized by high prices for successful bids and stringent conditions on exploration.

Unless JXTG Holdings conducts successful exploration and development activities or purchases rights to proved reserves or resources to be converted into proved reserves, or both, its proved reserves will decline as its existing reserves are exhausted. If JXTG Holdings is unable to consistently acquire adequate rights to oil and gas reserves, production levels may decline, which could adversely affect JXTG Holdings’ financial condition and results of operations.

Oil and gas reserves data are only estimates and JXTG Holdings’ future production may be lower than the amount indicated by estimated reserves.

The estimation of oil and gas reserves involves subjective judgments and determinations based on available geological, technical, contractual and economic information. Proved developed oil and gas reserves are those that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. None of these amounts can be determined with certainty. Substantial upward or downward revisions in reserves estimates may be required, based on new information from production, drilling, exploration, sampling or testing activities or changes in economic factors, as well as from developments such as acquisitions and dispositions, new discoveries and extensions of existing fields or deposits and the application of improved recovery techniques. Reserves estimates are also subject to correction for errors in the application of published rules and guidance. A downward revision of a reserves estimate is an indication of lower future production. If actual reserves are less than estimated, this may have an adverse effect on JXTG Holdings’ production, financial condition and results of operations.

The development of oil, gas and mineral resources is subject to substantial uncertainties, and requires significant capital investments that JXTG Holdings may not be able to recover.

JXTG Holdings’ oil and gas fields and copper deposits are in various stages of development. Successful completion depends upon overcoming substantial risks, including, but not limited to, risks relating to failures of siting, financing, construction and governmental approvals. There can be no assurance that any individual project will be completed or otherwise successfully commence commercial operations, or that capitalized costs for projects under development are recoverable. For oil and gas assets, the capitalized costs for exploratory wells are expensed when it is determined that there is no asset value based on the evaluation results. For both oil and gas assets, as well as copper deposits, if a project under development is abandoned or determined to be impaired, all capitalized development costs are expensed in full or reduced to recoverable amount, as applicable. Unsuccessful development efforts may have an adverse effect on JXTG Holdings’ financial condition and results of operations.

The high cost or unavailability of drilling rigs, equipment, supplies and oil field services could adversely affect JXTG Holdings’ ability to execute its exploration and production plans on a timely basis and within its budget.

In connection with the exploration and production of oil and gas, JXTG Holdings expects to lease the necessary exploration and production materials such as drilling rigs and other equipment and supplies from third parties, and also expects to obtain related oil field services from third parties. From time to time, and especially during periods when market prices for crude oil are high, these materials and services are in short supply. During these periods, the costs for these materials and services may increase substantially. Moreover, JXTG Holdings’ access to such materials and services may be delayed or the materials and services may not be available on commercially acceptable terms. If JXTG Holdings is unable to obtain required materials and services on commercially acceptable terms and in a timely manner, JXTG Holdings’ financial condition and results of operations could be adversely affected.

JXTG Holdings is exposed to various factors beyond its control, such as world supply of copper concentrates, that may adversely affect the results of operations in its smelting and refining business in the Metals segment.

JXTG Holdings relies on third-party suppliers for the concentrate to be used in its smelting and refining business, acquiring copper concentrate for its smelting operations from overseas suppliers to produce refined copper for sale to its customers. If the world supply of copper concentrate becomes strained, due to declines in worldwide reserves of ore with high copper content, increasing demand for copper concentrate from large consumers in China and India, the emergence of an oligopoly of mining majors or other factors, it may lead to intense competition for the copper concentrate available in the world market. JXTG Holdings has invested in and financed various mining complexes to source a significant portion of the copper concentrate used in its smelting and refining business. If operations in any of the mining complexes in which JXTG Holdings has invested or financed are significantly reduced, interrupted or curtailed, JXTG Holdings may be unable to timely procure on similar terms the raw materials it needs for its smelting and refining business, and its financial condition and results of operations may be adversely affected.

In addition, the margin JXTG Holdings earns in its smelting and refining business principally consists of smelting and refining charges and a sales premium above the London Metal Exchange price of refined copper. Various factors beyond JXTG Holdings’ control may, however, affect the smelting and refining charges or sales premiums JXTG Holdings is able to collect.

Smelting and refining charges are established through negotiations with copper concentrate suppliers. If the world supply of copper concentrate becomes insufficient for reasons stated above, JXTG Holdings’ negotiating position may become weaker. These factors may combine to put downward pressure on smelting margins and may lead to an adverse effect on JXTG Holdings’ results of operations. Moreover, JXTG Holdings’ smelting and refining contracts are denominated in dollars and therefore, JXTG Holdings’ smelting and refining margins tend to decline when the yen appreciates in value.

Sales premiums are established through negotiations with its customers and reflect various factors, including demand for refined copper, import tariffs and other importation costs, as well as product quality. Depending on the outcome of customer negotiations, JXTG Holdings’ margins could decrease, potentially leading to a material adverse effect on JXTG Holdings’ financial condition and results of operations.

JXTG Holdings may not be able to maintain and grow its business if it is unable to successfully implement capital expenditures on schedule and in amounts not exceeding its projections.

Continuing capital expenditures, including investments and loans, are necessary for the ongoing maintenance and growth of JXTG Holdings’ businesses, for the acquisition of new business opportunities and in developing projects, particularly large ones. However, due to changes in the external environment or other factors, such as significant reduction in crude oil prices, inadequacy of cash flow, project delays, expiration of licenses and potential cost overruns, as well as technical, fiscal, regulatory and political conditions, it is possible that JXTG Holdings may not be able to implement its capital expenditure plans as scheduled or at all, that investment amounts will greatly exceed projections or may not be recovered, or that anticipated earnings from the projects will not materialize, each of which may adversely affect JXTG Holdings’ financial condition and results of operations.

JXTG Holdings’ internal control system, including those relating to compliance, risk management and financial reporting, may not function effectively, which may result in restatements and harm the reliability of JXTG Holdings’ financial statements.

There are inherent limitations on the effectiveness of internal controls, including those relating to compliance, risk management and financial reporting, due to such factors as susceptibility to collusion, management override and failure of human judgment. In addition, control procedures generally are designed to reduce, rather than eliminate, business risks. Moreover, any failure to maintain adequate internal controls over financial reporting could result in accounting errors or misstatements in the financial statements that may result in restatements and harm the reliability of the financial statements. In the event that the JXTG Holdings’ internal control system does not function effectively, and if a breach of compliance occurs, risk of loss in a significant amount manifests or there is damage to credibility, JXTG Holdings’ financial condition and results of operations may be adversely affected.

JXTG Holdings has significant debt, which may adversely affect JXTG Holdings’ ability to conduct capital expenditures or acquisitions and may increase its financing costs.

JXTG Holdings has significant debt. The degree to which such indebtedness could have consequences on its future prospects includes the effect of such debts on its ability to conduct capital expenditures or acquisitions. The portion of available cash flow that will need to be dedicated to repayment of indebtedness will reduce funds available for other uses, including working capital and capital expenditures. Additionally, if interest rates rise, either in Japan or overseas, it would increase the cost of JXTG Holdings’ debt, which may have an adverse effect on JXTG Holdings’ financial condition and results of operations.

In order to make payments of principal and interest relating to its debt, it may be necessary for JXTG Holdings to raise funds through additional borrowings or issuance of corporate bonds or commercial paper, but a variety of factors, including the credit ratings of JXTG Holdings, the level of indebtedness, a deterioration in JXTG Holdings’ business performance or the state of financial markets could increase financing costs, which may adversely affect JXTG Holdings’ financial condition and results of operations.

JXTG Holdings may not be able to comply with, or incur significant expenditures in complying with, new laws or regulations, changes to existing laws or regulations or violations of laws or regulations that are applicable to JXTG Holdings, its business and its employees.

JXTG Holdings, its business and its employees will be subject to general laws, regulations and accounting rules applicable to its business activities. If laws or regulations that are applicable to JXTG Holdings, its business and its employees are newly implemented or changed, if JXTG Holdings or its employees are unable to comply with applicable laws and regulations, or if compliance with applicable laws and regulations result in significant additional expenditures, it may have an adverse effect on JXTG Holdings’ financial condition and results of operations and may affect how JXTG Holdings operates its businesses.

Risks of Owning JXTG Holdings Shares

JXTG Holdings is a holding company and its ability to meet its obligations depends upon the results of operations from its subsidiaries. JXTG Holdings’ ability to pay dividends is also restricted by statutory provisions.

JXTG Holdings is holding company for the combined group. It conducts substantially all of its operations through its subsidiaries and is dependent upon the earnings and cash flows of, and dividends and other distributions from, its subsidiaries to provide funds necessary to meet its obligations. The ability of JXTG Holdings’ subsidiaries to pay dividends to JXTG Holdings may be limited by statutory provisions and contractual restrictions. As a result, although JXTG Holdings’ subsidiaries may have cash, JXTG Holdings may not be able to access that cash to satisfy its obligations and pay dividends to its stockholders, if any.

Under the Companies Act of Japan, JXTG Holdings is not able to declare or pay dividends unless it meets specified financial criteria on an unconsolidated basis. Generally, JXTG Holdings is permitted to pay dividends only if it has certain surplus as calculated based on the aggregate of other capital surplus and other retained earnings on its unconsolidated balance sheet as of the end of the preceding fiscal year as determined in accordance with Japanese GAAP. For details of restrictions on the payment of dividends, see “Item 10. Additional Information—Memorandum and Articles of Incorporation—Dividends—Restrictions on Dividends.”

In addition, JXTG Holdings’ right to participate in any distribution of assets of any of its subsidiaries upon the subsidiary’s liquidation or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent that any claims by JXTG Holdings as a creditor of such subsidiary are recognized. As a result, the shares of each subsidiary to be held by JXTG Holdings are effectively subordinated to all existing and future liabilities and obligations of that subsidiary.

Japan’s unit share system imposes restrictions on the rights of holders of shares of JXTG Holdings common stock that do not constitute a unit.

Pursuant to the Companies Act of Japan and certain related legislation, the Articles of Incorporation of JXTG Holdings provide that 100 shares of JXTG Holdings common stock constitute one unit. Holders of shares that constitute less than one unit do not have voting rights under the Companies Act of Japan, which imposes other significant restrictions and limitations on such holders. The transferability of such shares is also significantly limited. Under the unit share system, holders of shares constituting less than one unit have the right to require the issuer to purchase their shares. In addition, JXTG Holdings’ Articles of Incorporation will provide that a holder of less than a unit of JXTG Holdings shares may request that JXTG Holdings sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit, constitute one unit of shares, as long as JXTG Holdings has treasury stock to sell upon such request.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

The Articles of Incorporation, Share Handling Regulations and Regulations of the Board of Directors, as well as the Companies Act of Japan, govern the affairs of JXTG Holdings. Legal principles relating to such matters as the validity of corporate actions, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if JXTG Holdings were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell JXTG Holdings shares at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on such exchange may take place outside these limits. Consequently, an investor wishing to sell shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day.

It may not be possible for investors to effect service of process within the United States upon JXTG Holdings’ directors, senior management or corporate auditors, or to enforce against JXTG Holdings or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

JXTG Holdings is a joint stock company incorporated under the Companies Act of Japan. All of JXTG Holdings’ directors, senior management and corporate auditors reside outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon these persons. Furthermore, many of the assets of JXTG Holdings and these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to enforce, against JXTG Holdings or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. JXTG Holdings believes that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.

JXTG Holdings will likely terminate its registration under the Exchange Act and cease to be an SEC reporting company as soon as practicable in accordance with applicable rules and regulations.

JXTG Holdings will likely decide to terminate its registration under the Exchange Act as soon as practicable in accordance with the rules that permit the deregistration of eligible foreign private issuers. If JXTG Holdings terminates its registration, it will no longer be subject to the reporting provisions of the Exchange Act. As a result, U.S. shareholders will have access to less information about JXTG Holdings and its business, operations and financial performance. If JXTG Holdings terminates its registration under the Exchange Act, it will cease, among other things, to be subject to the liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002. If JXTG Holdings is unable to terminate its registration as currently contemplated, it may incur additional costs in order to maintain compliance with applicable U.S. laws and regulations.

Item 4. Information on the Company

BUSINESS OF JXTG HOLDINGS

Introduction

JXTG Holdings is a joint-stock company incorporated under the Companies Act of Japan. It operates three reportable segments, and other business activities: the Energy segment, the Oil and Natural Gas Exploration and Production segment, or Oil and Natural Gas E&P segment, the Metals segment and other business activities. It is the largest oil refiner in Japan in terms of refining capacity according to the Petroleum Association of Japan and one of Japan’s largest oil and gas explorers and producers in terms of production volume according to the Japan Petroleum Development Association. In addition, its network of service stations is the largest in Japan in terms of number according to Sekiyu Shiryo, an industry publication by Sekiyu Tsushin K.K.

JXTG Holdings’ registered office is located in Japan at 1-2 Otemachi 1-chome, Chiyoda-ku, Tokyo, 100-8161. The telephone number of its registered office is +81-3-6257-7075. JXTG Holdings’ registered agent in the United States is JX Nippon Oil & Energy (Americas) Inc., located at 630 Fifth Avenue, Suite 2285, New York, NY 10111.

History

JXTG Holdings was formed on April 1, 2010 as JX Holdings, Inc. as a holding company upon the consummation of a statutory joint share transfer under the Companies Act of Japan between Nippon Oil Corporation, or Nippon Oil, and Nippon Mining Holdings, Inc., or Nippon Mining. JX Holdings, Inc. changed its name to JXTG Holdings, Inc. on April 1, 2017 in connection with its business integration with TonenGeneral through a statutory share exchange under the Companies Act of Japan. Through the share exchange, in which each shareholder of TonenGeneral received 2.55 shares of JXTG Holdings common stock for each share of TonenGeneral common stock that such shareholder held, shareholders of TonenGeneral became shareholders of JXTG Holdings, and TonenGeneral merged with and into JXTG Nippon Oil & Energy, a wholly-owned subsidiary of JXTG Holdings.

Nippon Oil was established in 1888 as Nippon Oil Co., Ltd. and its group companies engaged in an oil refining business, offering a range of refined petroleum products that it marketed under the ENEOS brand in Japan and overseas. The Nippon Oil group was also an oil and gas explorer. It became known as Nippon Mitsubishi Oil Corporation following the merger in 1999 of Nippon Oil Co., Ltd. and Mitsubishi Oil Co., Ltd. Nippon Mitsubishi Oil Corporation subsequently changed its name to Nippon Oil Corporation. In October 2008, Nippon Oil completed a business integration with Kyushu Oil Co., Ltd. and acquired the Oita Refinery and Kyushu Oil’s network of service stations, which were primarily located in Kyushu, Japan.

Nippon Mining was established in September 2002 and its group companies engaged in a resources, materials and energy businesses with a particular focus on petroleum and metals, primarily copper. As an oil refiner, the Nippon Mining group offered a range of refined petroleum products and sold its products under the JOMO-brand gasoline service station. Its business started in 1905 with the acquisition by Fusanosuke Kuhara of the Hitachi Mine and the subsequent establishment of Nippon Mining Company, Limited in 1929. Between the 1930s and the 1960s, Nippon Mining Company, Limited expanded its business from metal mining and smelting to metal fabrication and petroleum exploration, refining and production. In the 1980s, Nippon Mining Company, Limited further expanded its operations to include the electronic materials and specialty metals manufacturing business.

On July 1, 2010, following the joint share transfer between Nippon Oil and Nippon Mining pursuant to which Nippon Oil and Nippon Mining became wholly-owned subsidiaries of JXTG Holdings, the petroleum refining and marketing, oil and gas exploration and production, and metals businesses of Nippon Oil and Nippon Mining were integrated and restructured under JXTG Holdings as three core direct operating subsidiaries: JXTG Nippon Oil & Energy for the Energy segment, JX Nippon Oil & Gas Exploration Corporation for the Oil and Natural Gas E&P segment, and JX Nippon Mining & Metals Corporation for the Metals segment. Other companies within the former Nippon Oil and Nippon Mining groups that were not operating in these three segments were combined or reorganized according to their lines of businesses.

Business Overview

JXTG Holdings is an integrated energy, resources and metals company, headquartered in Tokyo, Japan. JXTG Holdings divides its operations into the following three reportable segments and other business activities:

•	Energy, which includes the following businesses:

•	oil refining and processing;

•	manufacturing and sale of refined petroleum products, including supplying petroleum-related products through its service station network;

•	manufacturing and sale of petrochemicals;

•	sale of liquefied natural gas, or LNG, coal and other sources of energy; and

•	generation and sale of electricity primarily generated in refineries.

•	Oil and Natural Gas E&P, which includes the following businesses:

•	oil and gas exploration in which the geographic areas changes from time to time; development of oil and gas focusing on four principal geographic areas: Southeast Asia, Oceania, the U.K. North Sea and the United States; and

•	production of oil and gas in 12 countries, including Vietnam, Malaysia, the United Kingdom and the United States.

•	Metals, which includes the following businesses:

•	development of resources in copper mines in South America;

•	smelting and refining of copper and other nonferrous metals;

•	manufacturing and sale of IT-related and other electronic materials;

•	recycling of nonferrous metals and environmental services involving detoxification of industrial waste materials; and

•	manufacturing and sale of titanium products.

•	Other business activities, which include the following businesses:

•	construction, such as road paving, civil engineering, design and construction of petroleum facilities and development and construction of apartment buildings and office buildings;

•	manufacturing and sale of electric wire and cables;

•	land transport;

•	sale and leasing of real estate owned by JXTG Holdings; and

•	administrative and accounting services provided to group companies.

The following table sets forth the revenue for each segment and other business activities for the periods indicated, excluding intersegment transactions. The information in the table is derived from JXTG Holdings’ management reports.

	Fiscal Year Ended March 31,
	2017		2016		2015
	Revenue	Percentages of Total Revenue	Revenue	Percentages of Total Revenue	Revenue	Percentages of Total Revenue
	(Millions of yen except percentages)
Energy	¥5,579,934	79.4%	¥6,017,201	79.9%	¥7,922,504	82.9%
Oil and Natural Gas E&P	144,443	2.1	176,857	2.4	240,156	2.5
Metals	868,954	12.4	874,331	11.6	955,670	10.0
Other business activities	431,731	6.1	462,506	6.1	444,208	4.6

Total	¥7,025,062	100.0%	¥7,530,895	100.0%	¥9,562,538	100.0%

JXTG Holdings conducts its operations mainly in Japan, China, and other geographical markets. The following table sets forth the revenue for Japan, China and other markets for the periods indicated.

	Fiscal Year Ended March 31,
	2017		2016		2015
	Revenue	Percentages of Total Revenue	Revenue	Percentages of Total Revenue	Revenue	Percentages of Total Revenue
	(Millions of yen except percentages)
Japan	¥5,789,139	82.4%	¥6,246,601	82.9%	¥8,139,283	85.1%
China	453,601	6.5	543,443	7.2	546,601	5.7
Others	782,322	11.1	740,851	9.9	876,654	9.2

Total	¥7,025,062	100.0%	¥7,530,895	100.0%	¥9,562,538	100.0%

Strategy

JXTG Holdings’ business strategy of each of its core business is as follows.

Energy Segment

In the Energy segment, JXTG Holdings strives to become one of the most prominent comprehensive energy companies in Asia through thorough business transformation.

Maximizing and realizing at an early date integration synergies; Strengthening international competitiveness through thorough streamlining of core businesses

•	Maximizing and realizing at an early date the integration synergies

•	Establishing optimal production and supply system based on consolidation and elimination of refineries and plants

•	Optimizing accommodation and delivery of raw materials and selection of crude oil

•	Integrating various sales systems at an early date

•	Strengthening competitiveness of the Kawasaki plants

•	Maximizing profit by utilizing its market presence in basic petrochemical products

Developing and strengthening businesses that will be mainstays of the future

•	Electric Power

•	Steady build-up of electricity sales

•	Electric power development focused on an optimal power supply portfolio

•	Overseas Business

•	Uptake of petroleum demanded in the Asia-Pacific region (Promotion of project research across Vietnam and Australia)

•	Functional Materials Business

•	Growth of existing business and promoting new business

•	Research and development in priority sectors

•	Lubricants Business

•	Development and expansion of high value-added products

•	Build a highly profitable structure through operation of manufacturing, procurement, and logistics

Reinforcing business management by improving business infrastructure

•	Strengthen the operation and maintenance of its international controls

•	Organization of its integrated business-critical systems (Enterprise resource planning)

•	Curtail costs by optimizing its resource and service procurement

Establishing efficient administrative division structure

Oil and Natural Gas E&P Segment

In the Oil and Natural Gas E&P segment, JXTG Holdings strives to ensure thorough selection and concentration and establish a strong structure that can endure a lower oil price.

Enhancing profitability of core business

•	Regional strategy

•	Allocating business resources preferentially to the regions where it can exercise its strength (Southeast Asia and Middle East)

•	Maintaining and expanding long-term and favorable trust relationships with countries and regions through operator projects

•	Technological strategy

•	Acquiring, developing and utilizing CO2-EOR technology

•	Financial strategy

•	Promoting cost reduction

•	Thorough selection and concentration

•	Reinvestment within its own cash flow

Metals Segment

In the Metals segment, JXTG Holdings strives to strengthen profitability of the Caserones Copper Mine in Chile and expand the size of the electronic materials business.

Strengthening profitability of core business

•	Resource development (Caserones)

•	Maintaining high operation rate

•	Strengthening competitiveness through thorough cost reduction

•	Copper smelting

•	Ensuring safe and stable operation and strengthening cost competitiveness of smelters

•	Electronic materials

•	Strengthening profitability of the existing areas

•	Strengthening competitiveness by utilizing Internet of Things and AI

•	Recycling and environmental services

•	Establishing minimum-cost operation structure by pursuing efficiency

•	Titanium

•	Developing the Saudi project into a profitable asset at an early date

•	Establishing optimal production structure

Developing and strengthening businesses that will be mainstays of the future

•	Developing the group of technology-based businesses (Electronic materials)—

•	Developing markets, strengthening sales, and developing technologies in anticipation of the arrival of Internet of Things society

•	Proactively devoting management resources to prospective areas (Strategically investing in independent development; proactively utilizing group-held technologies, M&A and CVC)

JXTG Holdings’ Business

Energy

JXTG Holdings’ Energy segment, which is primarily operated through its wholly-owned subsidiary, JXTG Nippon Oil & Energy, or NOE, operates multiple refineries in various regions in Japan. As of March 31, 2017, the Energy segment was the largest of JXTG Holdings’ reportable segments by revenue. The Energy segment primarily consists of two lines of business: the refined petroleum products business and the petrochemicals business.

In the refined petroleum products business, JXTG Holdings engages in oil refining and processing as well as manufacturing and sale of refined petroleum products (including supply of petroleum-related products through its service station network under the ENEOS brand). JXTG Holdings conducts all of its petroleum refining and processing within Japan.

JXTG Holdings’ refined petroleum products include gasoline (for use in automobiles), naphtha (for use in manufacturing of petrochemicals), jet fuel (for use in aircraft), kerosene (for use in heating homes), gas oil (for use in automobiles, trains and machinery, among others), heavy oil (including fuel oil A and fuel oil C, for use in heating buildings as well as in operation of boats, heavy machinery and power plants, among others), LPG (for use in heating, air conditioning and industrial appliances, among others) and lubricant oil (for use in machinery and engines, among others).

In the petrochemicals business, JXTG Holdings engages in the manufacturing and sale of petrochemicals that range from basic chemical products, principally aromatic products but also normal paraffin—a raw material for surface-active agents—propylene—a material for making polypropylene resins—and ethylene, to specialty chemical products, mainly consisting of solvents, industrial cleaners and latent coldness storage materials. Aromatic products include paraxylene, cyclohexane and benzene, toluene and xylene, or BTX, products—which are used as basic component materials for synthetic fibers, synthetic resin, paint, plastic and other products.

JXTG Holdings integrates its petrochemical business with its refined petroleum products business through its Chemical Refinery Integration, or CRI, initiative. The CRI initiative is a strategy to utilize the facilities of oil refineries to efficiently manufacture petrochemicals. Under the CRI initiative, JXTG Holdings typically constructs petrochemical manufacturing facilities within or in the vicinity of oil refineries. In recent years, JXTG Holdings has expanded its petrochemical manufacturing capacity, leveraging off the refined petroleum products manufactured at its refineries.

The Energy segment also includes the sale of LNG, coal and other sources of energy such as hydrogen as well as the generation and sale of electricity primarily generated in refineries. In recent years, JXTG Holdings has been increasing the amount of electricity generated at its refineries through, for example, the installation of a power generation facility at its Kashima Refinery in October 2015, and is also anticipating installation of a petroleum coke power generation equipment at the Mizushima Refinery.

Oil Refineries, Petrochemical Plants and Lubricant-Manufacturing Facilities

Oil Refineries

JXTG Holdings has seven oil refineries which are spread throughout the major geographic regions of Japan—the Sendai Refinery, the Negishi Refinery, the Mizushima Refinery, the Marifu Refinery, the Oita Refinery, the Kashima Refinery and the Osaka Refinery—of which the Kashima Refinery is operated in partnership with third parties. In the fiscal year ended March 31, 2017, JXTG Holdings’ seven oil refineries had the capacity to process 1,303,000 barrels of crude oil per day into refined petroleum products.

JXTG Holdings is capable of manufacturing a broad range of refined petroleum products and petrochemicals in multiple locations, which enables JXTG Holdings to optimize its production levels and manufacturing mix of refined petroleum products and petrochemicals. In addition, the geographic diversity of refineries throughout Japan alleviates the impact that localized natural disasters and other negative developments have on JXTG Holdings’ business operations. Therefore, JXTG Holdings believes it is likely to maintain a stable supply of products even if an earthquake or other natural disaster affects a particular geographic region in Japan.

The following table sets forth the crude oil refining capacity and utilization rate of each of JXTG Holdings’ oil refineries as of and for the fiscal years ended March 31, 2017, 2016 and 2015:

	As of and for the Fiscal Year Ended March 31,
	2017		2016		2015
	Capacity (Thousand barrels per day)	Utilization Rate (Percentage)	Capacity (Thousand barrels per day)	Utilization Rate (Percentage)	Capacity (Thousand barrels per day)	Utilization Rate (Percentage)
Sendai	145	91.7%	145	75.7%	145	92.0%
Negishi	270	80.3	270	94.2	270	89.8
Mizushima	320	93.4	380	78.5	380	82.6
Marifu	120	92.8	127	70.7	127	91.4
Oita	136	80.7	136	98.6	136	87.7
Kashima(1)	197	87.8	253	82.2	253	70.2
Osaka(2)	115	88.8	115	89.0	115	83.7

Total	1,303	88.0%	1,426	84.1%	1,426	84.8%

(1)	The Kashima Refinery is operated by Kashima Oil Co., Ltd., which is 70.7% owned by NOE, and 29.3% owned among Mitsubishi Chemical Corporation, Tokyo Electric Power Company, Incorporated and Nippon Yusen Kabushiki Kaisha.
(2)	The Osaka Refinery is operated by Osaka International Refining Company, Limited, which is 51.0% owned by NOE and 49.0% owned by a subsidiary of China National Petroleum Corporation.

The Sendai Refinery, located in Miyagi prefecture, had capacity to process 145,000 barrels of crude oil per day as of March 31, 2017. The principal products of the Sendai Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil, asphalt as well as propylene, xylene and other petrochemicals. JXTG Holdings uses the xylene manufactured at the Sendai Refinery to increase paraxylene manufacturing at MIZUSHIMA PARAXYLENE CO., LTD., a joint arrangement with JXTG Holdings and Mitsubishi Gas Chemical Company.

The Negishi Refinery, located in Kanagawa prefecture, had capacity to process 270,000 barrels of crude oil per day as of March 31, 2017. The principal products of the Negishi Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil, asphalt and lubricants. The Negishi Refinery has an integrated gasification combined cycle, or IGCC power plant capable of generating electricity, which JXTG Holdings sells as an independent power producer, or an IPP.

The Mizushima Refinery, located in Okayama prefecture, is the largest in Japan with capacity to process 320,000 barrels of crude oil per day, including condensate splitter capacity, as of March 31, 2017. The principal products of the Mizushima Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil, asphalt, lubricants, petrochemicals, normal paraffin and needle coke used to produce electrodes employed in steelmaking. In July 2014, JXTG Holdings decided to install a petroleum coke power generation equipment at the Mizushima Refinery by the fiscal year ending March 31, 2018 in order to reduce the cost of electricity used at the refinery and to generate electricity for sale.

The Marifu Refinery, located in Yamaguchi prefecture, had capacity to process 120,000 barrels of crude oil per day as of March 31, 2017. The principal products of the Marifu Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil, asphalt and needle coke. The Marifu Refinery also has a boiler turbine generator power plant capable of generating electricity, which JXTG Holdings sells as an IPP.

The Oita Refinery, located in Oita prefecture, had capacity to process 136,000 barrels of crude oil per day as of March 31, 2017. The principal products of the Oita Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil, asphalt, xylene, paraxylene and benzene. The Oita Refinery also has a boiler turbine generator power plant capable of generating electricity for sale.

The Kashima Refinery, located in Ibaraki prefecture, is operated by Kashima Oil Co., Ltd., or Kashima Oil, which is 70.7% owned by NOE. It had capacity to process 197,000 barrels of crude oil per day as of March 31, 2017. The principal products of the Kashima Refinery are gasoline, naphtha, jet fuel, kerosene, gas oil, fuel oil A, fuel or SDA oil C, LPG and paraxylene and other petrochemicals. In October 2015, a newly-installed solvent de-asphalting facility and power generation facility began operating at the Kashima Refinery in order to reduce the cost of electricity used at the refinery. The Kashima Refinery also has a boiler turbine generator power plant capable of generating electricity for sale.

The Osaka Refinery, located in Osaka prefecture, is operated by Osaka International Refining Company, Limited, or OIREC, which is 51.0% owned by NOE and 49.0% owned by a subsidiary of China National Petroleum Corporation, or CNPC. It had capacity to process 115,000 barrels of crude oil per day as of March 31, 2017. The principal products the Osaka Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil and asphalt. The majority of the products manufactured at the Osaka Refinery are exported to Asia. The Osaka Refinery also has a boiler turbine generator power plant capable of generating electricity, which JXTG Holdings sells as an IPP. The power plant is owned by NOE.

Petrochemical Plants

JXTG Holdings operates four plants in Japan which manufacture petrochemicals: the Muroran Plant, located in Hokkaido prefecture, the Kawasaki Plant, located in Kanagawa prefecture and the Chita Plant, located in the Aichi prefecture, as well as at the petrochemical manufacturing facilities at the Kashima Refinery. It has also entered into a joint arrangement with SK Global Chemical Co., Ltd. to operate a petrochemical plant in Ulsan Metropolitan City in Korea.

The Muroran Plant principally manufactures raw material for paraxylene. The Muroran plant was previously a refinery, but it ceased crude oil refining operations and began operating as a petrochemical plant in 2014 in order to reduce total refining capacity in response to decline in domestic demand for petroleum products. The Muroran plant also has a boiler turbine generator power plant capable of generating electricity.

The Kawasaki Plant principally manufactures propylene, ethylene and paraxylene, among other petrochemicals, the Chita Plant principally manufactures paraxylene, benzene, and cyclohexane and the Kashima Plant principally manufactures benzene and cyclohexane.

The Ulsan Plant is operated by Ulsan Aromatics Co., Ltd., which is 50.0% owned by NOE and 50.0% owned by SK Global Chemical Co., Ltd. It commenced commercial operations in June 2014 and manufactures paraxylene.

JXTG Holdings can manufacture 3.1 million metric tons of paraxylene and 1.9 million tons of benzene per year. A majority of these products by volume were sold to overseas customers in other parts of Asia in the fiscal year ended March 31, 2017. China and other Asian countries are considered particularly important markets for the sale of petrochemicals, an increasingly important and growing business for JXTG Holdings.

Lubricant-Manufacturing Facilities

JXTG Holdings operates lubricant manufacturing facilities around the world. In Japan, the three principal manufacturing facilities it operates are the Yokohama Plant and the Negishi Refinery, each located in Kanagawa prefecture, and the Mizushima Refinery in Okayama prefecture. Overseas, JXTG Holdings operates lubricant-manufacturing facilities, either through wholly-owned subsidiaries or through partnerships with other companies, in Tianjin, Yangquan and Guangzhou in China and Pusan and Ulsan in Korea, as well as in Indonesia, Singapore, Vietnam and the United States.

Gas, Coal and Electric Power

JXTG Holdings complements its core refined petroleum products and petrochemicals businesses with the sales of gas, coal, electric power and other diverse energy sources.

In gas operations, JXTG Holdings stores LNG that it procures at the terminal at the Mizushima Refinery as well as at the terminals in Hachinohe in Aomori prefecture and Kushiro in Hokkaido prefecture, both of which commenced operations in April 2015, in order to supply gas to gas companies and industrial customers in the area.

In coal operations, JXTG Holdings sold approximately 6.9 million tons of coal in the fiscal year ended March 31, 2017 extracted from Australia’s Bulga coal mine. The coal is sold primarily to power and steel companies in Japan.

JXTG Holdings is also involved in the wholesale and retail sale of electricity to power companies. In electric power operations, JXTG Holdings has the capacity to supply wholesale approximately 828,000 kilowatts of electricity as an independent power producer, and has the capacity to supply in retail approximately 837,000 kilowatts of electricity as a power producer and supplier. It also commenced retail supply of electricity in April 2016 in connection with the liberalization of the retail electric power market.

Suppliers

JXTG Holdings procures most of its crude oil from the Middle East. JXTG Holdings’ major sources of crude oil in the Middle East include Saudi Arabia, United Arab Emirates and Kuwait.

JXTG Holdings procures crude oil from third parties through contracts and on the spot market. The contracts typically have terms of one year subject to automatic renewal. These contracts establish a volume of crude oil the supplier is obligated to sell and JXTG Holdings is obligated to buy. The price paid by JXTG Holdings over the term of such agreements is set by a formula based on the spot market price for Dubai crude oil.

Stockpile

In order to satisfy Japanese law and regulations, JXTG Holdings holds a stockpile of crude oil and refined petroleum products amounting to 70 days’ equivalent of crude oil and refined petroleum products it sold in Japan in the past 12 months. JXTG Holdings also holds government-controlled reserves of crude oil on behalf of the Japanese government as part of Japan’s strategic petroleum reserve.

Transportation

JXTG Holdings operates a fleet of more than 27 oil tankers, 23 of which have approximately 300,000 tons of deadweight each and are used principally for transporting oil from oil-producing countries to Japan, and the remaining four of which have approximately 100,000 tons of deadweight each and are principally used for the purpose of transporting oil within Japan. JXTG Holdings owns three of the smaller oil tankers and two of the larger oil tankers. The oil tankers not owned by JXTG Holdings are either bare-boat chartered or time-chartered. The four smaller oil tankers used principally in Japan are occasionally used to transport oil to Japan from oil producing countries when they are not transporting oil in Japan. JXTG Holdings also lends and borrows oil tankers to and from other companies to the extent it is cost-effective to do so.

Sales and Distribution

The following table sets forth JXTG Holdings’ sales volume of principal products on an unconsolidated basis excluding buy/sell transactions, referred to as “barter transactions” for purposes herein, for the fiscal years ended March 31, 2017, 2016 and 2015:

	Fiscal Year Ended March 31,
	2017	2016	2015
	(Ten thousand kiloliters except petrochemicals, LPG and coal, which are in ten thousand tons)
Gasoline	1,791	1,781	1,767
Naphtha	452	418	386
Jet fuel	146	155	167
Kerosene	606	581	579
Gas oil	1,217	1,227	1,224
Fuel oil A	494	492	492
Fuel oil C	557	611	708

Subtotal of domestic fuel	5,263	5,265	5,323
Crude oil	80	202	271

Total	5,343	5,467	5,594

Lubricants and specialty products	306	286	311
Petrochemicals	644	642	602
Fuel for export	1,274	1,133	912
LPG	23	35	32
Coal	538	675	689

JXTG Holdings supplies its principal refined petroleum products to customers such as the following: gasoline, gas oil and kerosene to distributors in its network of service stations; naphtha to chemical companies; jet fuel to airlines; fuel oil A to manufacturing companies; and fuel oil C to manufacturing companies and electricity companies.

JXTG Holdings uses the nationally recognized ENEOS brand name for its network to market primarily gasoline, gas oil and other automobile-related refined petroleum products. As of March 31, 2017, the network consisted of 10,298 service stations, of which 2,837 were self-service stations, with a national footprint that encompassed all major geographic regions of Japan. As of March 31, 2017, JXTG Holdings owned 2,312, or 22.5%, of the service stations in the network and independent owners operated the remaining service stations. JXTG Holdings supplies refined petroleum products to independent owners typically through contracts under which JXTG Holdings supplies required quantities of refined petroleum products and the owners are required to exclusively purchase such products from JXTG Holdings. The prices of refined petroleum products sold by JXTG Holdings under these contracts are generally linked to weekly wholesale market indices and is based on a formula that sets sales prices in advance.

To strengthen the competitiveness of its service station network, JXTG Holdings operates the premium-service Dr. Drive, or D.D., service stations, which offer complete automotive services ranging from car inspections to oil changes. As of March 31, 2017, the network included 2,422 D.D. service stations, representing approximately one fifth of the overall service station network.

JXTG Holdings distributes refined petroleum products from oil terminals to service stations using ships, tank lorry trucks and railroads.

In order to improve efficiency in distribution, JXTG Holdings also conducts barter transactions with other Japanese oil refiners, in particular with Idemitsu Kosan Co., Ltd. and Cosmo Oil Co., Ltd. These transactions, which are common in the Japanese oil industry and are entered into in various geographic areas in Japan, permit JXTG Holdings to reduce freight expenses and lower its overall costs by facilitating coverage of supply imbalances in gasoline and certain other refined petroleum products arising from temporal and geographic differences in demand. Revenue from barter transactions is generally excluded from revenue in the consolidated statement of profit or loss and are presented on a net basis under IFRS.

JXTG Holdings provides additional services aimed at promoting customer loyalty and improving its sales and distribution performance. In collaboration with Toyota Finance Corporation, JXTG Holdings issues “ENEOS Card C,” “ENEOS Card P” and “ENEOS Card S” credit cards, which provide customers with discounts on gasoline and roadside services. As of March 31, 2017, over 8.8 million cards have been issued.

JXTG Holdings’ market for refined petroleum products and petrochemicals encompasses all regions of Japan as well as certain markets overseas, including those in China and other Asian countries.

Oil and Natural Gas E&P

Overview

In the Oil and Natural Gas E&P segment, JXTG Holdings operates its business mostly through its wholly-owned subsidiary JX Nippon Oil & Gas Exploration Corporation, or NOEX. JXTG Holdings primarily engages in the exploration, development and production of oil and gas through 32 subsidiaries and 7 associates and joint ventures, focusing on four principal geographic areas: Southeast Asia, Oceania, the U.K. North Sea and the United States.

The Oil and Natural Gas E&P segment was the third largest of JXTG Holdings’ reportable segments in terms of revenue for the fiscal year ended March 31, 2017. JXTG Holdings’ Oil and Natural Gas E&P segment consists of searching for potential underground or underwater oil and gas fields, drilling exploratory wells with rigs, and subsequently operating wells to recover oil or gas. JXTG Holdings engages in such activities both as the operator and through alliances with third-party operators.

Exploration, Development and Production

Exploration

JXTG Holdings views that its oil and gas exploration leads to potential development and production and its success in exploration offers potential growth in the medium to long term. The geographic areas in which JXTG Holdings conducts its oil and gas exploration operations changes from time to time.

Appraisal & Development

As of March 31, 2017, JXTG Holdings conducted oil and gas appraisal activities and development operations at six fields in five countries, including the Third Train of the Tangguh LNG Project in Indonesia, the Mariner oil field in the U.K. North Sea and Hail oil field in United Arab Emirates. The following table sets forth JXTG Holdings’ appraisal activities and development operations by major fields:

Region	Predominant Resource	Asset	JXTG Holdings’ Interest
			(%)
Southeast Asia	Natural gas	Tangguh	13.4
United Kingdom	Crude oil	Mariner	20.0
Mid-East	Crude oil	Hail	32.2

Production

As of March 31, 2017, JXTG Holdings conducted oil and gas production operations in 12 countries, including Vietnam, Malaysia, the United Kingdom and the United States. The following table sets forth JXTG

Holdings’ production volume thousands of barrels (Mbbl) or millions of cubic feet (MMcf), as applicable, by regions for the fiscal years ended March 31, 2017, 2016 and 2015:

	Fiscal Year Ended March 31,
	2017		2016		2015
	Oil and Condensate	Gas	Oil and Condensate	Gas	Oil and Condensate	Gas
	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)
Subsidiaries
United States	808	1,929	608	2,098	652	2,198
Canada	4,694	—	4,528	—	4,712	—
United Kingdom	3,086	4,608	4,224	5,462	2,287	2,754
Southeast Asia	3,579	125,062	3,703	122,325	4,048	117,536
Oceania	2,714	25,209	3,077	22,291	2,882	12,145
Other International	23	949	23	941	23	863

Total subsidiaries	14,904	157,757	16,163	153,117	14,604	135,496

Associates and joint ventures
United States	24	—	29	—	—	—
Southeast Asia	18	4,189	14	3,490	13	3,647
Other International	4,403	—	4,636	—	4,346	—

Total associates and joint ventures	4,445	4,189	4,679	3,490	4,359	3,647

Total	19,349	161,946	20,842	156,607	18,963	139,143

Typically, oil and gas fields are developed pursuant to a joint operation agreement, which is an agreement between the operator and non-operators.

Reserves

Summary of Oil and Gas Reserves for Year Ended March 31, 2017

JXTG Holdings’ proved oil and gas reserves included in this annual report are calculated in accordance with the United States Securities and Exchange Commission, or SEC, regulations. Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from known reservoirs under existing economic conditions, operating methods and government regulations.

The following table summarizes JXTG Holdings’ oil-equivalent proved reserves in each geographic area and by product type for subsidiaries, and associates and joint ventures as of March 31, 2017. JXTG Holdings has reported proved reserves on the basis of the unweighted arithmetic average of the first-day-of-the-month price for each month during the last 12-month period. Gas is converted to an oil-equivalent basis at six million cubic feet per one thousand barrels.

	Oil and Condensate (Mbbl)	Synthetic Oil (Mbbl)	Natural Gas (MMcf)	Oil- Equivalent Basis (Mboe)
Proved reserves
Developed
Subsidiaries
United States	5,409	—	15,293	7,958
Canada	—	104,555	—	104,555
United Kingdom	6,978	—	12,747	9,102
Southeast Asia	7,198	—	650,338	115,588
Oceania	8,510	—	157,698	34,793
Other International	54	—	2,072	399

Total subsidiaries	28,149	104,555	838,148	272,395

Associates and joint ventures
United States	—	—	—	—
Southeast Asia	196	—	45,528	7,784
Other International	16,851	—	—	16,851

Total associates and joint ventures	17,047	—	45,528	24,635

Total developed	45,196	104,555	883,676	297,030

Undeveloped
Subsidiaries
United States	—	—	—	—
Canada	—	—	—	—
United Kingdom	158	—	5,269	1,036
Southeast Asia	2,523	—	148,550	27,282
Oceania	1,098	—	39,786	7,729
Other International	—	—	—	—

Total subsidiaries	3,779	—	193,605	36,047

Associates and joint ventures
United States	11,650	—	—	11,650
Southeast Asia	36	—	12,625	2,140
Other International	13,505	—	—	13,505

Total associates and joint ventures	25,191	—	12,625	27,295

Total undeveloped	28,970	—	206,230	63,342

Total proved reserves	74,166	104,555	1,089,906	360,372

Proved reserves are estimated based on reasonable certainty to be economically producible and the timing and amount that is recoverable can be affected by a number of factors and assumptions, including completion of development projects, reservoir performance, regulatory approvals and significant changes in projections of long-term oil and gas price levels. As a result, proved reserves are expected to be revised as oil and gas are produced and additional data become available. Accordingly, recoverable reserves are subject to upward and downward adjustments from time to time. DeGolyer and MacNaughton, or D&M, certified JXTG Holdings’ oil and gas reserves estimates as of March 31, 2017. The estimates for the certification were performed in accordance with Item 1200, esq. of Regulation S-X. See “Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)” in JXTG Holdings’ consolidated financial statements included elsewhere in this annual report for more information.

Preparation of Reserves Estimates

JXTG Holdings primarily operates its oil and gas E&P business mostly through its wholly-owned subsidiary NOEX. Proved reserves estimates were based on reports prepared by each Technical Department of the two Business Divisions of NOEX who are responsible for ensuring that the estimates are in compliance with SEC requirements and JXTG Holdings’ corporate standards. They also provide technical and commercial review and the assessment on the estimated reserves. Technical Strategy Department, or TSD and Corporate Planning Department, or CPD check the consistency and conformity of the applicable standards in the reserves estimation process. Also, TSD reviews and ensures the appropriateness of the estimation of gross reserves for the respective assets and reports for authorization to the senior vice president who is in charge of the corporate’s technical strategy, then CPD reviews proved reserves for the respective assets, compiles them and reports to management of NOEX for authorization. Through this process of having each of the Business Divisions, TSD and CPD work independently of each other, JXTG Holdings aims to secure the integrity of the process of estimating proved reserves. Each General Manager of the respective Technical Departments, with endorsement of TSD and CPD, will approve the final proved reserves number for each asset. Aggregated proved reserves data are finally reported to JXTG Holdings’ Executive Committee. JXTG Holdings reserves estimates were prepared for each oil and gas field within oil and gas regions. JXTG Holdings’ reserves estimates include only oil and gas, which JXTG Holdings believes can be reasonably produced within the current terms of production licenses.

TSD and CPD are completely separated without any conflict during the technical and commercial review process and the assessment of the proved reserves estimates prepared by the Business Divisions. TSD has active members of the Society of Petroleum Engineers, or SPE.

The senior vice president in charge of TSD has primary responsibility for overseeing the reserves estimates. He has a Master of Science in petroleum engineering from The University of Texas at Austin and a doctoral degree in petroleum engineering from The University of Tokyo. He has more than 35 years of experience in reservoir engineering in the oil and gas industry and is an active member of the SPE.

JXTG Holdings engaged the consulting firm D&M to estimate as of March 31, 2017, 2016 and 2015, the reserves attributable to the interests of JXTG Holdings in the oil and gas projects in which JXTG Holdings participates. The interests with respect to which the reserves estimates were prepared under the D&M reports account for 92.1%, 97.0% and 93.0% on a net equivalent barrel basis of JXTG Holdings’ net proved reserves as of March 31, 2017, 2016 and 2015, respectively. Reserves estimates are reviewed by engineers in the TSD and CPD of NOEX as part of the JXTG Holdings’ internal controls.

The D&M reports on JXTG Holdings’ estimated oil and gas reserves were prepared using standard geological and engineering methods generally accepted in the petroleum industry. D&M is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 75 years. The D&M reports on JXTG Holdings’ March 31, 2017, 2016 and 2015 oil and gas reserves are included as Exhibits 15.1, 15.2 and 15.3 to this annual report. The reports also include among other information, the qualifications of the technical person primarily responsible for overseeing such reserves estimate.

Proved Undeveloped Reserves

As of March 31, 2017, 63,342 Mbbl of proved undeveloped reserves on an oil-equivalent basis were reported. This was a decrease of 64,308 Mbbl from March 31, 2016, primarily due to the reclassification to proved developed reserves.

Oil and Gas Production, Production Prices and Production Costs

Oil and Gas Production

The table below summarizes production by final product sold and by geographic area as follows.

	Fiscal Year Ended March 31
	2017	2016	2015
	(thousands of barrels daily)
Oil and NGL production
Subsidiaries
United States	2	2	2
United Kingdom	8	12	6
Southeast Asia	10	10	11
Oceania	7	8	8
Other International	*	*	*

Total subsidiaries	27	32	27

Associates and joint ventures
United States	*	*	—
Southeast Asia	*	*	*
Other International	12	13	12

Total associates and joint ventures	12	13	12

Total oil and NGL production	39	45	39

Synthetic oil production
Subsidiaries
Canada	13	12	13
Total synthetic oil production	13	12	13

	(millions of cubic feet daily)
Natural gas production
Subsidiaries
United States	5	6	6
United Kingdom	13	15	8
Southeast Asia	343	335	322
Oceania	69	61	33
Other International	3	3	2

Total subsidiaries	433	420	371

Associates and joint ventures
United States	—	—	—
Southeast Asia	11	10	10
Other International	—	—	—

Total associates and joint ventures	11	10	10

Total natural gas production	444	430	381

	(thousands of barrels daily)
Oil-equivalent production	126	129	116

*	The daily production was less than one thousand barrels.

The table below summarizes average production prices and average production costs by geographic area and by product type as follows.

	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International	Total
Year ended March 31, 2017
Subsidiaries
Average production prices
Oil and NGL, per barrel	¥4,659	—	¥6,188	¥5,212	¥5,480	¥4,299	¥5,533
Natural gas, per thousand cubic feet	286	—	451	339	547	1,265	381
Synthetic oil, per barrel	—	5,114	—	—	—	—	5,114
Average production costs, per barrel-total	3,213	3,123	2,068	858	1,232	6,474	1,381
Associates and joint ventures
Average production prices
Oil and NGL, per barrel	1,209	—	—	1,904	—	4,793	4,762
Natural gas, per thousand cubic feet	—	—	—	284	—	—	284
Average production costs, per barrel-total	4,845	—	—	—	—	2,595	2,244
Total
Average production prices
Oil and NGL, per barrel	4,559	—	6,188	5,196	5,480	4,791	5,299
Natural gas, per thousand cubic feet	286	—	451	338	547	1,265	378
Synthetic oil, per barrel	—	5,114	—	—	—	—	5,114
Average production costs, per barrel-total	3,247	3,123	2,068	834	1,232	2,749	1,477

Year ended March 31, 2016
Subsidiaries
Average production prices
Oil and NGL, per barrel	¥4,804	—	¥5,315	¥5,587	¥5,432	¥5,522	¥5,406
Natural gas, per thousand cubic feet	287	—	657	494	836	1,250	551
Synthetic oil, per barrel	—	5,426	—	—	—	—	5,426
Average production costs, per barrel-total	1,835	4,247	3,930	1,155	1,498	6,536	1,927
Associates and joint ventures
Average production prices
Oil and NGL, per barrel	6,535	—	—	3,715	—	6,031	6,027
Natural gas, per thousand cubic feet	—	—	—	579	—	—	579
Average production costs, per barrel-total	7,988	—	—	—	—	3,318	2,968
Total
Average production prices
Oil and NGL, per barrel	4,883	—	5,315	5,579	5,432	6,028	5,584
Natural gas, per thousand cubic feet	287	—	657	496	836	1,250	552
Synthetic oil, per barrel	—	5,426	—	—	—	—	5,426
Average production costs, per barrel-total	2,016	4,247	3,930	1,127	1,498	3,438	2,044

	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International	Total
Year ended March 31, 2015
Subsidiaries
Average production prices
Oil and NGL, per barrel	¥8,419	—	¥9,695	¥9,296	¥9,177	¥9,464	¥9,296
Natural gas, per thousand cubic feet	429	—	725	712	1,595	1,196	790
Synthetic oil, per barrel	—	7,780	—	—	—	—	7,780
Average production costs, per barrel-total	2,295	4,762	6,709	1,351	1,853	7,487	2,298
Associates and joint ventures
Average production prices
Oil and NGL, per barrel	—	—	—	5,321	—	9,958	9,944
Natural gas, per thousand cubic feet	—	—	—	516	—	—	516
Average production costs, per barrel-total	—	—	—	389	—	3,656	3,247
Total
Average production prices
Oil and NGL, per barrel	8,419	—	9,695	9,283	9,177	9,955	9,494
Natural gas, per thousand cubic feet	429	—	725	706	1,595	1,196	782
Synthetic oil, per barrel	—	7,780	—	—	—	—	7,780
Average production costs, per barrel-total	2,295	4,762	6,709	1,326	1,853	3,798	2,410

Drilling and Other Exploratory and Development Activities

Number of Net Productive and Dry Wells Drilled

Fiscal Year Ended March 31
	2017	2016	2015
Net productive exploratory wells drilled
Subsidiaries
United States	—	—	—
Canada	—	—	—
United Kingdom	—	—	—
Southeast Asia	—	—	1
Oceania	—	*	*
Other International	2	1	—

Total subsidiaries	2	1	1

Associates and joint ventures
United States	—	—	—
Southeast Asia	—	—	*
Other International	*	—	—

Total associates and joint ventures	*	—	*

Total productive exploratory wells drilled	2	1	1

Net dry exploratory wells drilled
Subsidiaries
United States	—	—	*
Canada	—	—	—
United Kingdom	—	*	*
Southeast Asia	*	1	1
Oceania	—	—	*
Other International	—	—	—

Total subsidiaries	*	1	1

Associates and joint ventures
United States	—	—	—
Southeast Asia	—	—	—
Other International	—	—	—

Total associates and joint ventures	—	—	—

Total dry exploratory wells drilled	*	1	1

*	JXTG Holdings’ total proportionate interest was less than one.

Number of Net Productive and Dry Wells Drilled (continued)

	Fiscal Year Ended March 31
	2017	2016	2015
Net productive development wells drilled
Subsidiaries
United States	*	*	*
Canada	—	—	—
United Kingdom	*	*	*
Southeast Asia	*	1	*
Oceania	—	*	*
Other International	—	1	3

Total subsidiaries	*	2	3

Associates and joint ventures
United States	13	2	—
Southeast Asia	—	—	—
Other International	*	1	*

Total associates and joint ventures	13	3	*

Total productive development wells drilled	13	5	3

Net dry development wells drilled
Subsidiaries
United States	—	—	—
Canada	—	—	—
United Kingdom	—	—	—
Southeast Asia	*	—	—
Oceania	—	—	*
Other International	—	—	—

Total subsidiaries	*	—	*

Associates and joint ventures
United States	—	—	—
Southeast Asia	—	—	—
Other International	—	—	—

Total associates and joint ventures	—	—	—

Total dry development wells drilled	—	—	*

Total number of net wells drilled	15	7	5

*	JXTG Holdings’ total proportionate interest was less than one.

Present Activities

Wells Drilling

	Fiscal Year Ended March 31, 2017
	Gross	Net
Wells drilling
Subsidiaries
United States	—	—
Canada	—	—
United Kingdom	12	2
Southeast Asia	3	2
Oceania	—	—
Other International	1	1

Total subsidiaries	16	5

Associates and joint ventures
United States	1	*
Southeast Asia	—	—
Other International	—	—

Total associates and joint ventures	1	*

Total gross and net wells drilling	17	5

*	JXTG Holdings’ total proportionate interest was less than one.

Review of Principal Ongoing Activities

During the fiscal year ended March 31, 2017, JXTG Holdings’ operations encompassed four geographic areas: Southeast Asia, Oceania, the U.K. North Sea and the United States. Set forth below is a review of JXTG Holdings’ exploration and production operations, including principal ongoing activities in the respective regions.

Southeast Asia

JXTG Holdings conducts exploration and production operations in Malaysia, Indonesia, Vietnam and Myanmar. For the fiscal year ended March 31, 2017, average net oil-equivalent production in Southeast Asia was 68,300 barrels per day.

Malaysia

JX Nippon Oil & Gas Exploration (Malaysia), Ltd., a subsidiary of NOEX, has been involved since 1987 in the exploration, development and production of gas, condensate from Block SK10 (Helang Field and Layang Field), where it holds a 75.0% interest and acts as operator. JX Nippon Oil & Gas Exploration (Sarawak), Ltd., NOEX’s subsidiary, also holds a 37.5% interest in Block SK8 (Jintan Field, Cili Padi Field and other nearby fields). The gas produced from Blocks SK10 and SK8 is transported through subsea pipeline to a liquefaction plant in Bintulu, Sarawak, owned by Malaysia LNG Tiga Sdn. Bhd., where it is converted into liquefied natural gas, or LNG. JX Nippon Oil & Energy has a 10.0% equity interest in Malaysia LNG Tiga Sdn. Bhd. The LNG is exported to various countries including Japan.

Exploration activity is ongoing in Deepwater Block R Offshore Sabah which was acquired in 2012, and in which NOEX holds a 27.5% interest.

Indonesia

Nippon Oil Exploration (Berau), Limited, a company owned 51.0% by NOEX, and KG Berau Petroleum Ltd., a company owned 14.2% by NOEX, collectively hold a 13.4% interest in the Tangguh project, which consists of the Berau Block, Wiriagar Block and Muturi Block. Production commenced from the Tangguh project in June 2009. Long-term sale and purchase agreements have been entered into with seven buyers in China, Japan, Korea, Mexico and the U.S. and one domestic buyer for the sales of LNG from the Tangguh project.

Vietnam

Japan Vietnam Petroleum Co., Ltd., a subsidiary of NOEX, holds an interest in, and operates, Block 15-2. Production began in August 1998 at the Rang Dong oil field (46.5% interest) and in September 2008 at the Phuong Dong oil field (64.5% interest). The Rang Dong oil field and the Phuong Dong oil field feature an unconventional fractured granite basement rock reservoir in addition to clastic reservoirs. NOEX has been improving the productivity of the fields by applying advanced technologies, including fracture evaluation technology, horizontal borehole drilling technology and Hydrocarbon Gas Enhanced Oil Recovery for clastic reservoirs.

Oceania

JXTG Holdings conducts production activities in Australia and Papua New Guinea. For the fiscal year ended March 31, 2017, average net oil-equivalent production in Oceania was approximately 19,000 barrels per day.

Papua New Guinea

JXTG Holdings holds interests in Merlin Petroleum Company, or Merlin, through Nippon Oil Exploration (PNG) Pty. Ltd., a wholly-owned subsidiary of NOEX, and through Japan Papua New Guinea Petroleum Company, Limited, in which NOEX holds a 98.4% equity interest. Through Merlin, JXTG Holdings holds interests ranging from 8.3% to 73.5% in exploration, development and production projects in the Kutubu, Moran and other onshore oil fields in Papua New Guinea. Through Southern Highlands Petroleum Co., Ltd., a subsidiary of NOEX, JXTG Holdings also holds an 18.8% interest in the SE Gobe project which is to be sold in 2017 upon satisfaction of conditions precedent under an agreement that has been signed.

Merlin also participates in the PNG LNG project in which it holds a 4.7% interest with production nameplate capacity of 6.9 million metric tons of LNG per annum. The project, which commenced production in April 2014, commercializes natural gas from onshore gas fields as well as associated gas from crude oil fields. The gas is transported via a 700 kilometer pipeline to an area near Port Moresby where LNG liquefaction facilities are located. Four long-term sale and purchase agreements have been entered into with electric and gas utilities in Japan and other buyers in China and Taiwan for the sale of LNG from the PNG LNG project.

Exploration activities are ongoing in PPL 219 and PPL260. NOEX indirectly holds 28.8% interest in PPL 219 and 20.0% interest in PPL 260.

U.K. North Sea

JX Nippon Exploration and Production (U.K.) Limited, or NEPUK, a wholly-owned subsidiary of NOEX, holds interests in 12 fields in the U.K. North Sea currently producing oil and gas, including a 4.0% to 6.3% interests in the Brae fields, a 27.4% interest in the Andrew field, a 22.9% interest in the Kinnoull field, a 14.0% interest in the Blane field, a 5.0% interest in the Mungo and Monan fields, a 13.3% interest and 12.1% interest in the Mirren and Madoes fields, respectively, and a 4.1% interest in the Merganser field. Each of the Mungo and Monan fields and the Mirren and Madoes fields are expected to be sold in 2017 pursuant to agreements that have been signed. For the fiscal year ended March 31, 2017, average net oil-equivalent production in the U.K. North Sea was approximately 12,190 barrels per day.

United States

In the United States, JX Nippon Oil Exploration (U.S.A.) Limited, or NOEX USA, a wholly-owned indirect subsidiary of JXTG Holdings, holds interests in oil and gas fields ranging from the continental shelf (less than 200 meters in depth) to deep water area (more than 200 meters in depth) and onshore area, including a 35.0% interest in Main Pass 140, a 11.6% interest in K2 in the Gulf of Mexico and a 50.0% interest in the Orchard North field in onshore Texas. Oil and gas fields with relatively small reserves can be commercially developed in the Gulf of Mexico due to stable local laws and regulations, including the tax regime, as well as existing infrastructure to process and transport produced oil and gas as a result of numerous exploration and development activities since the 1940s. For the fiscal year ended March 31, 2017, average net oil-equivalent production in the United States was approximately 3,100 barrels per day.

In July 2014, JX Nippon Oil Exploration (EOR) Limited, or NOEX EOR, a subsidiary of NOEX USA launched the CO2-EOR project. The project utilizes carbon dioxide captured from flue gas of a coal-fired power plant in Texas. The captured CO2 is compressed and is used in enhanced oil recovery process. Since May 2015, Japan Bank for International Cooperation has gradually acquired the preferred stock of NOEX EOR. The project, which is a joint venture with NRG Energy Inc., one of the largest electricity producers in the United States, completed the construction of the world’s largest post-combustion carbon dioxide capture plant at the W.A. Parish coal-fired power plant in the southwest of Houston in the fourth quarter of 2016. The CO2 is injected into the West Ranch oil field in order to increase its oil production rate; the average production rate through the life of the oil field is expected increase significantly from 300 barrels per day to approximately 12,000 barrel per day. NOEX EOR indirectly owns a 25.0% interest in the West Ranch oil field.

Canada

Since 1992, Mocal Energy Limited, a wholly-owned indirect subsidiary of JXTG Holdings, has held a 5% interest in Syncrude Canada Ltd., or Syncrude. Syncrude operates the Syncrude Project, which is the production of synthetic crude oil from the mining and processing of oil sands, located on leases within the Athabasca Oil Sands Region in the Province of Alberta, Canada. Syncrude extracts bitumen, which is asphalt-like oil, from oil sands taken from open-pit mines. The bitumen is then processed into synthetic crude oil, by cracking and sweetening using upgrading facilities. The synthetic crude oil is delivered to customers through pipelines, being used as a feedstock for refineries and processed into petroleum products such as gasoline, diesel oil and jet fuel. The Syncrude Project started producing synthetic crude oil in 1978 and the current synthetic crude oil production capacity is 350,000 barrels per day.

Oil and Gas Assets, Wells, Operations and Acreage

Gross and Net Productive Wells

	Fiscal Year Ended March 31, 2017
	Oil		Gas
	Gross	Net	Gross	Net
Gross and net productive wells
Subsidiaries
United States	37	8	45	23
Canada	—	—	—	—
United Kingdom	128	14	3	*
Southeast Asia	46	22	58	22
Oceania	109	19	12	1
Other International	8	8	17	17

Total subsidiaries	328	71	135	63

Associates and joint ventures
United States	19	9	—	—
Southeast Asia	—	—	2	*
Other International	34	34	—	—

Total associates and joint ventures	53	43	2	*

Total gross and net productive wells	381	114	137	63

*	JXTG Holdings’ total proportionate interest was less than one.

Gross and Net Developed Acreage

	Fiscal Year Ended March 31, 2017
	Gross	Net
	(thousands of acres)
Gross and net developed acreage
Subsidiaries
United States	61	19
Canada	117	6
United Kingdom	118	12
Southeast Asia	6,200	1,233
Oceania	460	127
Other International	6	6

Total subsidiaries	6,962	1,403

Associates and joint ventures
United States	5	3
Southeast Asia	9	1
Other International	101	101

Total associates and joint ventures	115	105

Total gross and net developed acreage	7,077	1,508

Gross and Net Undeveloped Acreage

	Fiscal Year Ended March 31, 2017
	Gross	Net
	(thousands of acres)
Gross and net undeveloped acreage
Subsidiaries
United States	6	1
Canada	135	7
United Kingdom	15	3
Southeast Asia	131	57
Oceania	1,739	322
Other International	1,528	1,528

Total subsidiaries	3,554	1,918

Associates and joint ventures
United states	—	—
Southeast Asia	7	1
Other International	—	—

Total associates and joint ventures	7	1

Total gross and net undeveloped acreage	3,561	1,919

Delivery Commitments

JXTG Holdings sells a portion of its gas under long-term contracts, some of which specify the delivery of a fixed and determinable quantity. JXTG Holdings is contractually committed to deliver gas from producing properties located in Southeast Asia and Oceania. The sales contracts contain a mixture of fixed and variable pricing formulas that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery. JXTG Holdings expects to satisfy these delivery commitments from quantities available from production of the company’s proved developed and undeveloped reserves and from spot market purchases.

Metals

Overview

In the Metals segment, JXTG Holdings operates its business through its wholly-owned subsidiary, JX NIPPON MINING & METALS CORPORATION, or NMM. JXTG Holdings’ Metals segment includes a wide range of businesses related to nonferrous metals, primarily copper, and is composed of copper resource development, copper smelting and refining, electronic materials and recycling and environmental services businesses. The Metals segment was JXTG Holdings’ second largest segment in terms of revenue for the fiscal year ended March 31, 2017.

In the copper resource development business, JXTG Holdings seeks to secure a more reliable supply of ore, as well as investment returns, through investments in promising mine development projects. JXTG Holdings has investments in four copper-producing mines in Chile.

JXTG Holdings’ copper smelting and refining activities are operated by Pan Pacific Copper Co., Ltd., or PPC, a consolidated subsidiary formed in partnership with MITSUI MINING & SMELTING CO., LTD or MITSUI MINING & SMELTING. The subsidiary is responsible for JXTG Holdings’ copper smelting and refining operations, with three production bases in Japan.

In the electronic materials business, JXTG Holdings manufactures electronic materials products using various sophisticated technology and in the recycling and environmental services business, copper and precious and rare metals are recovered from recycled materials and industrial waste.

Copper Resource Development

In the copper resource development business in the Metals segment, JXTG Holdings focuses on obtaining needed raw materials for its smelting and refining business.

JXTG Holdings has investments in four copper-producing mines in Chile: the Caserones, Los Pelambres, Escondida and Collahuasi mines.

The interest in the Caserones copper deposit was acquired by PPC, a subsidiary of NMM, in May 2006 through SCM Minera Lumina Copper Chile, or MLCC. JXTG Holdings decided to develop the deposit into a mine in February 2010 after completing a feasibility study and the mine began producing copper concentrates in May 2014. The production period for the Caserones mine is expected to be until 2040, and for the first ten years, the mine is expected to produce 150,000 metric tons of copper concentrates per year, which equals approximately 10% of copper that is imported into Japan per year. JXTG Holdings owns a 51.5% interest in the Caserones mine through subsidiaries. In the year ended March 31, 2017, the Caserones mine produced approximately 90,900 metric tons of copper concentrate.

The Los Pelambres mine began production in 2000. In the year ended March 31, 2017, the Los Pelambres mine produced approximately 356,000 metric tons of copper in concentrate. JXTG Holdings owns a 15.0% interest in the Los Pelambres mine through a subsidiary. JXTG Holdings accounts for the investment under the equity-method.

The Escondida mine began production in 1990. In the year ended March 31, 2017, the Escondida mine produced approximately 668,000 metric tons of copper in concentrate and approximately 312,000 metric tons of cathodes. JXTG Holdings owns a 3.0% interest in the Escondida mine through associates. JXTG Holdings accounts indirectly for the investment under the equity method.

The Collahuasi mine began production in 1999. In the year ended March 31, 2017, the Collahuasi mine produced approximately 485,000 metric tons of copper in concentrate and approximately 5,000 metric tons of cathodes. JXTG Holdings owns a 3.6% interest in the Collahuasi mine through an associate. JXTG Holdings accounts indirectly for the investment under the equity method.

Copper produced at the Caserones, Los Pelambres, Escondida and Collahuasi mines are sold to smelters and refiners, including JXTG Holdings’ subsidiary PPC. The investments in the Caserones, Los Pelambres, Escondida and Collahuasi mines were made primarily to secure access to copper concentrate and other raw materials needed for JXTG Holdings’ copper smelting and refining business, as well as to generate a return from the mining activities. While the mine interests held by JXTG Holdings or its associates generally do not confer direct ownership of mineral rights or rights to preferential price treatment, they generally help JXTG Holdings gain preferential access to raw materials embodied in long-term copper concentrate supply agreements. JXTG Holdings is actively involved in the operation of the Caserones copper mine by providing technical and personnel support, but it does not currently participate in the development and operation of copper mines and related facilities at the Los Pelambres, Escondida and Collahuasi mines other than as an investor and a purchaser of production.

Copper Smelting & Refining

After obtaining copper concentrate and other raw materials, JXTG Holdings smelts and refines them to produce refined copper. JXTG Holdings’ copper smelting and refining activities are operated by PPC, a subsidiary of which 32.2% of the equity is owned by MITSUI MINING & SMELTING. JXTG Holdings has three production bases for smelting and refining in Japan that produced approximately 562,000 metric tons of refined copper in the fiscal year ended March 31, 2017.

JXTG Holdings conducts copper smelting and refining operations within Japan at the Saganoseki Smelter & Refinery in Oita prefecture, the Hitachi Works in Ibaraki prefecture, and the Tamano Smelter in Okayama prefecture. JXTG Holdings also conducts copper smelting and refining operations in Korea through its associates and joint venture LS-Nikko Copper Inc., or LS-Nikko Copper. As of March 31, 2017, JXTG Holdings had a copper cathode production capacity of approximately 650,000 metric tons, excluding LS-Nikko Copper.

The Saganoseki Smelter & Refinery produces refined copper, ingot copper, precious metals, sulfuric acid and nickel sulfate, among other materials. The Hitachi Works, which does not have independent smelting facilities, produces refined copper in conjunction with the Saganoseki Smelter & Refinery. The Saganoseki Smelter & Refinery and the Hitachi Works jointly have an annual refined copper production capacity of approximately 450,000 metric tons as of March 31, 2017.

The Tamano Smelter, which produces refined copper, sulfuric acid and nickel sulfate, among other materials, has an annual capacity for refined copper production of approximately 290,000 metric tons as of March 31, 2017, and JXTG Holdings is entitled to a pro rata share of approximately 200,000 metric tons due to its capital participation via a subsidiary.

The Tamano Smelter, the Saganoseki Smelter & Refinery and the Hitachi Works use the waxless permanent cathode method to supply high quality refined copper. JXTG Holdings distributes the metals produced in the Saganoseki Smelter & Refinery and in the Hitachi Works, as well as some of the Tamano Smelter production, pursuant to term contracts, typically effective for the calendar year. Under such contracts, JXTG Holdings typically commits to sell a specified volume of metal during the term of the agreement.

The Onsan Smelter & Refinery, located in Korea and operated by LS-Nikko Copper, had an annual copper smelting capacity of approximately 270,000 metric tons as of March 31, 2017. The Onsan Smelter & Refinery produces refined copper, precious metals and sulfuric acid, among other materials. These products are sold primarily in Korea through distribution channels independent from those of the two Japanese facilities.

JXTG Holdings procures all of the copper concentrate used in its smelting and refining business from sources outside Japan. Prices for copper have historically been volatile and there have been periods when world supply of copper concentrate became constrained owing to declines in worldwide reserves of ore with high copper content and increasing demand for copper concentrate from China and India. In order to secure a stable supply of copper, JXTG Holdings relies to a significant extent on supply from a limited number of foreign mining complexes in which it has made investments or with which it has otherwise concluded long-term supply agreements.

The agreements pursuant to which JXTG Holdings procures copper concentrate from suppliers have terms typically of three to ten years in duration. These agreements establish the volume of concentrate to be sold and purchased, delivery conditions and formulae for the calculation of purchase price, among other terms. Under these agreements, the price for copper concentrate is determined by subtracting the smelting margin, called treatment and refining charges, from the market prices for refined metals. Treatment and refining charges are negotiated annually, taking into account the supply and demand balance in the market for copper concentrate. An insufficient supply of copper concentrate in the market tends to result in lower treatment and refining charges. These agreements also generally include force majeure provisions that excuse the supplier’s obligation to deliver concentrate upon the occurrence of certain events beyond the control of the parties, such as acts of nature, strikes, fires, floods, wars or government action, among others.

Electronic Materials

The electronic materials business employs sophisticated technologies, including high purification, high-density sintering, surface treatment and precision rolling and processing, to manufacture electronic materials products. JXTG Holdings’ primary electronic materials products are copper foil, thin-film forming materials, compound semiconductor materials, precision rolled materials and precision fabricated materials.

Copper foil is incorporated in the printed circuit boards of computers, mobile phones and other electronic devices. JXTG Holdings manufactures two categories of copper foil: electro-deposited copper foil and treated rolled copper foil. Electro-deposited copper foil is used for rigid printed circuit boards, while treated rolled copper foil is used for flexible printed circuit boards. Printed circuit boards are incorporated into a variety of electronic devices, including mobile phones, hard disk drives, optical pickups and flat panel displays.

JXTG Holdings manufactures sputtering targets, which are thin-film forming materials used in semiconductors, flat panel displays, solar cells, storage components and other electronic components. JXTG Holdings manufactures high-purity copper sputtering targets for semiconductors, as well as for indium tin oxide targets used to form transparent conductive film of flat-panel displays. JXTG Holdings also manufactures magnetic sputtering targets for magnetic recording media, like hard disks, as well as sputtering targets for DVDs, blu ray disks and other phase change optical discs.

JXTG Holdings also manufactures compound semiconductor materials, which are semiconductors composed of two or more elements. Compound semiconductors feature superior optical and electrical characteristics as compared to single element semiconductors, and thus are useful for various special-function devices.

In metal manufacturing operations, JXTG Holdings manufactures rolled copper products and other precision rolled materials. Precision rolling operations are carried out principally at the Kurami Works in Kanagawa prefecture as well as by JX Nippon Mining & Metals (Suzhou) Co., Ltd. in China to meet increasing demand in Asia. JXTG Holdings’ products are widely used as wiring materials for connectors, lead frames and flexible printed circuits in IT equipment, such as computers and mobile phones and household electronics. JXTG Holdings’ precision rolled products offer strength and high electro-conductivity, as well as high thermal resistance, bend formability and bending resistance properties.

Metal manufacturing operations also include the manufacture of precision fabricated products. In the precision fabricating business, JXTG Holdings’ integrated system for the manufacturing of gold-plated materials covers not only rolling, plating and pressing but also designing and producing molds. The gold-plated materials are widely used in IT applications and connectors in automobiles. JXTG Holdings’ precision fabrication operations are carried out mainly by a wholly-owned subsidiary, JX Metals Precision Technology Co., Ltd., as well as by Nippon Mining & Metals (Suzhou) Co., Ltd. in China to meet increasing demand in Asia.

JXTG Holdings also engages in the manufacturing of titanium products through Toho Titanium Co., Ltd., or Toho Titanium, of which it owns 50.4%. Toho Titanium is an integrated titanium manufacturer with an extensive product lineup that includes titanium metals, catalysts, electronic materials and chemicals. In February 2016, Toho Titanium established a joint venture company in Saudi Arabia for manufacturing and distributing titanium sponge in Saudi Arabia, with commercial production scheduled to start by the end of the fiscal year ending March 31, 2018.

Recycling and Environmental Services

JXTG Holdings’ recycling and environmental services business consists mainly of the recycling business, in which copper and precious and rare metals are recovered from recycled materials, and the environmental business, in which industrial waste materials are detoxified and rare metals are recovered from them. Some of the metals recovered are used as raw materials in JXTG Holdings’ electronic materials business.

Within Japan, JXTG Holdings has four waste treatment facilities in Hokkaido, Ibaraki, Toyama and Fukui prefectures for its environmental business and other business. JXTG Holdings also operates the Hitachi Metal Recycling Complex, or HMC, in Ibaraki prefecture with hydrometallurgical process equipment and a copper recovery furnace. HMC processes recycled raw materials, mainly generated in the Tokyo metropolitan area, to recover metals, including gold, silver, platinum and palladium. In addition, low-grade recycled materials previously processed by the Saganoseki Smelter & Refinery and intermediate products generated during smelting processes are used as inputs for recycling at HMC. HMC recovers the metals through a process that combines hydro- and pyro-metallurgical processes.

Overseas, JXTG Holdings has a facility in Taiwan for collection and pre-treatment of copper and precious metal-bearing scraps. The collected scraps are treated at the Saganoseki Smelter & Refinery and HMC.

Other Business Activities

In other business activities, JXTG Holdings’ businesses include:

•	construction, such as road paving, civil engineering, development and construction of apartment buildings and office buildings, and manufacturing and sales of asphalt mixture, operated through its subsidiary NIPPO CORPORATION, of which it holds an equity ownership of 57.0%;

•	electric wire and cable manufacture, operated through Tatsuta Electric Wire and Cable Co., Ltd., of which it holds an equity ownership of 37.0%;

•	land transport, operated through Maruwn Corp., of which it holds an equity ownership of 38.2%;

•	sale and leasing of real estate owned by JXTG Holdings; and

•	administrative and accounting services provided to group companies.

Research and Development

JXTG Holdings engages in a wide range of research and development activities in various areas involving its business, including refining technologies, chemicals, lubricants, next-generation power sources, mining technologies, electronic materials, recycling metal resources and other areas. For each of the fiscal years ended March 31, 2017, 2016 and 2015, JXTG Holdings’ expenditures for research and development were ¥21 billion.

Fuel and Refining Technologies

In order to address changes in the supply-demand balance in petroleum products, reduce cost and to become more energy efficient, JXTG Holdings is researching and developing ways to rationalize and streamline the refinery process, facility maintenance and monitoring technology and manufacturing process of petrochemical raw materials and lubricants. In addition, JXTG Holdings is developing biofuels such as cellulosic bioethanol that contribute to diversification of energy sources.

Chemicals

JXTG Holdings promotes development of chemical products that utilizes unique technologies, such as transparent film that turns a window into a projection screen, flexible and reusable plastic-rubber material and transparent and high heat-resistant polyimide resin monomers.

Furthermore, JXTG Holdings considers “next-generation vehicle,” “next-generation residence” and “nutrition” to be strategic areas and promotes development of raw materials, such as raw materials and components that will contribute to electrification, weight saving and vehicle intelligence, raw materials and components that will contribute to energy saving, health and comfort of residence, as well as health food, feedstuff and cosmetics.

Lubricants

JXTG Holdings promotes development of lubricants for environmentally-friendly vehicles and oil for new chlorofluorocarbons-free refrigerants.

Hydrogen

JXTG Holdings has been engaged in the research and development of technology relating to the production, storage, transportation and supply of hydrogen. It commenced selling hydrogen in December 2014 after establishing ENEOS Hydrogen Supply & Services Corporation in October 2014, and has opened 40 hydrogen stations in Japan as of March 31, 2017.

Mining and refining

A JXTG Holdings joint venture with the Chilean national copper company, Corporacion Nacional del Cobre de Chile, has been conducting research on using microorganisms to produce copper from low-grade ore. JXTG Holdings is engaged in the research and development of its proprietary iodine method to similarly produce copper from low-grade ore and has completed demonstration tests using a heap leaching method. JXTG Holdings is also developing a hydrometallurgical refining process based on its proprietary method, the Nikko Chloride Process, which enables recovery of copper and gold from low-grade copper concentrate. JXTG Holdings has concluded demonstration tests for commercial applications of the Nikko Chloride Process at a pilot plant in Perth, Australia and based on the results, it is proceeding with possible practical applications.

Electronic materials

JXTG Holdings is engaged in the research and development of highly-functional copper alloy with superiority in intensity, electrical conductivity, workability and durability using precise compositional control and unique strip processing process. JXTG Holdings is also developing corson-based and titanium-based new copper alloy as the next-generation electronic material. Furthermore, it is developing and upgrading copper foil for printed-wiring boards and shielding materials in order to add flexibility, etching and adhesion, and ultrathin copper foil for high definition boards is close to commercialization.

JXTG Holdings is also researching and developing thin films for semiconductor and electronic parts based on highly-purifying technology and technology to control material composition and crystalline organization. It is also engaged in the development of new products and related process technologies for various sputtering targets, such as semiconductor targets and magnetic material sputtering targets.

Recycling and environmental services

JXTG Holdings is engaged in the research and development of technologies that would increase the types of precious and rare metals that can be recovered from recycled materials and of the process to recover valuable metal from the copper refining process. With respect to the recycling of batteries, JXTG Holdings is engaged in the development of a process that would lower cost and expand the scope of type of batteries that can be recycled.

Organizational Structure

As of March 31, 2017, JXTG Holdings had 520 subsidiaries and 167 associates and joint arrangements. The following table sets forth certain basic information for each of JXTG Holdings’ principal subsidiaries, and associates and joint arrangements, including their principal business activities and percentage of equity interest held by JXTG Holdings.

Name	Country of Incorporation	Equity Interest		Main Business
		(%)
JXTG Nippon Oil & Energy Corporation	Japan	100.0		Manufacturing and marketing of petroleum and petrochemical products
Kashima Oil Co., Ltd.	Japan	70.7		Manufacturing of petroleum and petrochemical products
Osaka International Refining Company, Limited	Japan	51.0		Manufacturing and marketing of petroleum and petrochemical products
WAKAYAMA PETROLEUM REFINING CO., LTD.	Japan	99.9		Manufacturing and sale of petroleum products
Kashima Aromatics Co., Ltd.	Japan	80.0		Manufacturing of petroleum and petrochemical products
JX Nippon ANCI, Inc.	Japan	100.0		Manufacturing of synthetic resin processed products
JX Nippon Oil & Energy Staging Terminal Corporation	Japan	100.0		Storage, receiving and shipment of petroleum products
JX Ocean Co., Ltd.	Japan	81.1		Sea transport of crude oil and petroleum products
NIPPON GLOBAL TANKER CO., LTD.	Japan	100.0		Sea transport of crude oil
JX Nippon Oil & Energy USA Inc.	U.S.A.	100.0		Sale of petroleum products
JX Nippon Oil & Energy Asia Pte. Ltd.	Singapore	100.0		Sale of petroleum products
JX Nippon Oil & Energy (Australia) Pty Ltd.	Australia	100.0		Investments in companies extracting coal and sale of coal
ENEOS FRONTIER COMPANY LIMITED	Japan	100.0		Sale of petroleum products
ENEOS WING Corporation	Japan	60.0	(100.0)	Sale of petroleum products
JX Retail Service Corporation	Japan	100.0		Sale of petroleum products
ENEOS Sun-Energy Corporation	Japan	100.0		Sale of petroleum products
J-Quest Co., Ltd.	Japan	100.0		Sale of petroleum products
ENEOS GLOBE CO.LTD.	Japan	50.0		Sale of LPG
Japan Gas Energy Corporation	Japan	51.0		Sale of LPG

Name	Country of Incorporation	Equity Interest		Main Business
		(%)
KAWASAKI NATURAL GAS POWER GENERATION CO., LTD.	Japan	51.0		Generation and supply of electricity
Nippon Oil Finance (Netherlands) B.V.	Netherlands	100.0		Investments in LNG developments and providing finance to subsidiaries and affiliates
JX Nippon Oil & Energy Trading Corporation	Japan	100.0		Sale and lease of automobile-related parts
JX Nippon Oil & Gas Exploration Corporation	Japan	100.0		Overall management of the oil and gas development business
Japan Vietnam Petroleum Co., Ltd.	Japan	97.1		Exploration, development, products and marketing of oil and gas
JX Nippon Oil & Gas Exploration (Malaysia), Ltd.	Japan	78.7		Exploration, development, products and marketing of oil and gas
JX Nippon Oil & Gas Exploration (Sarawak), Ltd.	Japan	76.5		Exploration, development, products and marketing of oil and gas
Nippon Exploration (Berau), Limited	Japan	51.0		Exploration, development, products and marketing of oil and gas
Nippon Oil Exploration (Myanmar), Ltd.	Japan	40.0		Exploration, development, products and marketing of oil and gas
JX Nippon Exploration and Production (U.K.) Ltd.	U.K.	100.0		Exploration, development, products and marketing of oil and gas
Mocal Energy Ltd.	Canada	100.0		Exploration, development, products and marketing of oil
Merlin Petroleum Company	U.S.A.	79.0	(79.6)	Exploration, development, products and marketing of oil and gas
JX NIPPON MINING & METALS CORPORATION	Japan	100.0		Products and marketing of non-ferrous metals and electronic materials as well as recycling of non-ferrous metal materials
JX Metals Trading Co., Ltd.	Japan	100.0		Marketing of non-ferrous metal products, etc.
Pan Pacific Copper Co., Ltd.	Japan	67.8		Manufacturing and marketing of non-ferrous metal products
Hibi Kyodo Smelting Co., Ltd.	Japan	43.1	(63.5)	Smelting and refining of copper

Name	Country of Incorporation	Equity Interest		Main Business
		(%)
Changzhou Jinyuan Copper Co., Ltd.	China	61.4		Manufacturing and marketing of copper wire rods
SCM Minera Lumina Copper Chile	Chile	51.5	(77.4)	Manufacturing and sales of copper and molybdenum deposit
JX Nippon Mining & Metals Philippines, Inc.	Philippines	100.0		Manufacturing and marketing of copper foil
Nippon Mining & Metals (Suzhou) Co., Ltd.	China	100.0		Manufacturing and marketing of precision rolled and pressing products
JX Metals Precision Technology Co., Ltd.	Japan	100.0		Manufacturing and marketing of electronic products, etc.
JX Nippon Mining & Metals USA, Inc.	U.S.A.	100.0		Manufacturing and marketing of thin-film materials
Nikko Metals Taiwan Co., Ltd.	Taiwan	100.0		Manufacturing and marketing of electronic materials, etc. and collection of materials for non-ferrous metal recycling
JX NIPPON ENVIRONMENTAL SERVICES CO., LTD.	Japan	100.0		Recycling and environmental services
Nippon Marine Co., Ltd.	Japan	99.4	(100.0)	Sea transportation for non-ferrous metal products, etc.
Toho Titanium Co., Ltd.	Japan	50.4		Manufacturing and marketing of titanium
NIPPO CORPORATION	Japan	57.0		Planning, design and construction of roads, pavement, civil engineering works and petroleum-related facilities
DAINIHON DOBOKU CO., LTD.	Japan	44.8	(78.5)	Subcontracting for building and civil engineering construction
JX Engineering Corp.	Japan	87.1	(100.0)	Design, construction and supervision of construction for machinery, electricity, civil engineering and building construction as well as maintenance
JX Nippon Real Estate Corporation	Japan	100.0		Sale, rental and management of real estate
JX Nippon Procurement Corporation	Japan	100.0		Performance of procurement work on a subcontracting basis
JX Nippon Finance Corporation	Japan	100.0		Performance of finance-related work on a subcontracting basis

Name	Country of Incorporation	Equity Interest		Main Business
		(%)
JX Nippon Business Services Corporation	Japan	100.0		Performance of accounting, payroll and welfare-related work on a subcontracting basis
JX Nippon Research Institute, Ltd.	Japan	100.0		Surveys, research and consulting services, etc.
Showa Nittan Corp.	Japan	24.5	(24.9)	Exploration, development, manufacturing and sale of oil
JAPAN OIL TRANSPORTATION CO., LTD.	Japan	29.2		Land transportation of petroleum products
Abu Dhabi Oil Co., Ltd.	Japan	32.2		Exploration, development, manufacturing and sale of oil
United Petroleum Development Co., Ltd.	Japan	45.0		Exploration, development, manufacturing and sale of oil
LS-Nikko Copper Inc.	Korea	39.9	(49.9)	Smelting and refining of copper
Minera Los Pelambres	Chile	15.0	(25.0)	Copper ore mining
Japan Collahuasi Resources B.V.	Netherlands	30.0		Investments in Collahuasi Copper Mine
Jeco Corp.	Japan	20.0		Investments in Escondida Copper Mine
JECO 2 LTD	U.K.	40.0		Investments in Escondida Copper Mine
Tatsuta Electric Wire and Cable Co., Ltd.	Japan	37.0		Manufacturing and marketing of electric wires and cables
Maruwn Corp.	Japan	38.2		Land transportation

*	Percentage of equity interest is the same as the percentage of voting rights unless the different percentage of voting rights is indicated in parentheses.

Property, Plant and Equipment

As of March 31, 2017, JXTG Holdings’ business operations were conducted through more than 20 principal manufacturing facilities in Japan and in other countries. JXTG Holdings owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land space of certain subsidiaries. The following table sets forth information with respect to JXTG Holdings’ principal property, plant and equipment as of March 31, 2017:

Location	Description	Principal Function	Land Space (Thousands of square meters)
Japan
Ichikawa, Chiba	Ichikawa Oil Terminal & Others	Oil terminal	1,864	(1)
Tokyo and other prefectures	Tokyo Branch & Others	Petroleum supply and office facility	1,373	(2)
Sendai, Miyagi	Sendai Refinery	Refining facility	1,305
Yokohama, Kanagawa	Negishi Refinery	Refining facility	2,255
Kurashiki, Okayama	Mizushima Refinery	Refining facility	3,270
Kuga, Yamaguchi	Marifu Refinery	Refining facility	660
Oita, Oita	Oita Refinery	Refining facility	1,008
Muroran, Hokkaido	Muroran Plant	Manufacturing petrochemicals	1,028
Kawasaki, Kanagawa	Kawasaki Plant	Manufacturing petrochemicals	633
Yokohama, Kanagawa	Yokohama Plant	Manufacturing petroleum products	440
Chita, Aichi	Chita Plant	Manufacturing petrochemicals	1,311
Kamisu, Ibaraki	Kashima Refinery	Refining facility	2,695
Kamisu, Ibaraki	Kashima Office	Manufacturing petrochemicals	N/A
Kagoshima, Kagoshima	Kiire Staging Terminal	Oil terminal	1,933
Hitachi, Ibaraki	Hitachi Works	Environmental recycling business and electronic material business facility	6,091	(3)
Kita-ibaraki, Ibaraki	Isohara Factory	Electronic material business facility	286
Samukawa, Kanagawa	Kurami Factory	Electronic material business facility	216
Oita, Oita	Saganoseki Smelter	Smelting copper	2,072	(4)
Tamano, Okayama	Tamano Smelter	Smelting copper	190

Outside Japan
Canada	Alberta Plant	Manufacturing crude oil	N/A
Chile	Caserones	Facility relating to Caserones Copper Mine development	381,691

(1)	106,000 square meters of “Ichikawa Oil Terminal & Others” were leased properties.
(2)	1,694,000 square meters of “Tokyo Branch & Others” were leased.
(3)	170,000 square meters of “Hitachi Works” were leased properties.
(4)	1,067,000 square meters of “Saganoseki Smelter” were leased properties.

As of March 31, 2017, JXTG Holdings has pledged ¥1,251 billion of property, plant and equipment as collateral to secure its indebtedness.

Mining assets

Caserones Mine

The Caserones mine consists of open pit mines. The Caserones deposit is at an elevation that varies from about 4,200 to 4,600 meters above sea level and its location is approximately 575 kilometers north of Santiago, Chile in the high Andes Mountains of Region III, approximately 162 kilometers southeast of the city Copiapo and 15 kilometers from the border with Argentina.

MLCC is the owner of the Caserones mine. JXTG Holdings owns a 51.5% interest in the Caserones mine through subsidiaries of JXTG Holdings. As of March 31, 2017, MITSUI MINING & SMELTING owns a 25.9% interest and Mitsui & Co., via a wholly owned subsidiary, owned the remaining 22.6% interest.

The infrastructure at the Caserones mine consists of an open pit with total extraction in the fiscal year ended March 31, 2017 of 35,000 tons, a solvent extraction and electrowinning, or SX-EW, plant which develops cathodes by processing oxide ore and secondary sulphide ore, and a concentrator plant with associated flotation facilities, which produces copper concentrates from primary sulphide ore. The cathodes and concentrates are hauled by truck to a port for shipping.

Copper cathode was first produced by the SX-EW plant in March 2013 and copper concentrate production commenced in May 2014. Production of copper concentrate for fiscal year ended March 31, 2017 was 90,900 metric tons of copper.

Los Pelambres Mine

Los Pelambres mine consists of open pit mines and is one of the largest copper mines in the world based on production. The Los Pelambres deposit is located at approximately 3,200 meters above sea level in Chile’s fourth region, 200 kilometers north of Santiago and 100 kilometers east of the coastal town of Los Vilos, adjacent to the border with Argentina.

The infrastructure consists of open pit mines, a concentrator plant with three SAG mills, six ball mills and associated flotation facilities to produce copper and molybdenum concentrates and a pipeline used to transport concentrate to the privately owned Punta de Chungo port and load-out facility.

Production began in 2000. In the year ended March 31, 2017, Los Pelambres produced approximately 356,000 metric tons of copper in concentrate. Copper produced by Los Pelambres is sold to smelters and refiners, including JXTG Holdings’ subsidiary PPC.

JXTG Holdings owns a 15.0% interest in Los Pelambres through a subsidiary. JXTG Holdings accounts for the investment under the equity method.

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

Production began in 1990. In the fiscal year ended March 31, 2017, Escondida produced approximately 668,000 metric tons of copper contained in concentrate and approximately 312,000 metric tons of cathodes. Copper produced by Escondida is sold to smelters and refiners, including JXTG Holdings’ subsidiary PPC.

JXTG Holdings owns a 3.0% interest in Escondida through associates. JXTG Holdings accounts indirectly for the investments under the equity method.

Collahuasi Mine

Collahuasi mine consists of open pit mines and is one of the largest copper mines in the world based on production. The Collahuasi deposit is located in northern Chile approximately 190 kilometers southeast of Iquique at altitudes of approximately 4,300-4,600 meters above sea level.

The infrastructure consists of open pit mines, a concentrator plant, a SX-EW plant and a pipeline used to transport concentrate to the port of Punta Patache.

Production began in 1999. In the year ended March 31, 2017, Collahuasi produced approximately 485,000 metric tons of copper in concentrate and approximately 5,000 metric tons of cathodes. Copper produced by Collahuasi is sold to smelters and refiners, including JXTG Holdings’ subsidiary PPC.

JXTG Holdings owns a 3.6% interest in Collahuasi through an associate. JXTG Holdings accounts indirectly for the investment under the equity method.

Quechua Copper Deposit

The Quechua copper deposit is located in the Espinar district of the Province of Cuzco in Peru, about 700 km of the southeast of Peru’s capital, Lima. The Quechua copper deposit is at an elevation that ranges from 4,000 to 4,400 meters above sea level. The Quechua exploration activities encompass approximately 2,600 Ha, covered by nine mining concessions.

JXTG Holdings’ 67.8% interest in the Quechua copper deposit is through its subsidiary PPC, which wholly owns the project company.

From December 2009 through July 2011, JXTG Holdings conducted feasibility studies of the Quechua copper deposit, including the estimation of ore reserves, basic design of facilities and economic evaluation. Although the feasibility studies indicated that an economically viable development could be possible if copper prices remained above a certain level, JXTG Holdings decided not to commence mining operations as ore reserves proved smaller and construction costs higher than estimated and as it decided to give priority to other projects such as the Caserones mine.

As of the date of this annual report, JXTG Holdings has not decided to begin mining operations in the Quecha copper project.

Bulga Coal Mine

Bulga coal mine in New South Wales, Australia is one of the biggest coal mines in Australia. It consists of an open-cut mine, an underground mine and a coal handling and preparation plant.

In 1990, JXTG Holdings acquired a stake in Oakbridge Pty Limited, which owns the majority of equity in the Bulga coal mine, and has been working with Xstrata Coal (the current Glencore), the operator, to ensure stable production and supply.

JXTG Holdings has the capacity to sell approximately 11 million tons of coal per year extracted from the Bulga coal mine. The coal is sold primarily to companies in Japan in the power, steel and paper-manufacturing industries.

Material Commitments for Capital Expenditures

From the fiscal year ending March 31, 2018 through the fiscal year ending March 31, 2020, JXTG Holdings plans to invest ¥1,100 billion in capital expenditures, including investments in improvements and construction of refineries and service stations in the Energy segment, in exploration, development and asset purchase in the Oil and Natural Gas E&P segment, and copper resource development and investments in improvements and construction of smelter and refinery business offices and factories in the Metals segment. Of this amount, JXTG Holdings plans to invest ¥560 billion in the Energy segment, ¥280 billion in the Oil and Natural Gas E&P segment and ¥200 billion in the Metals segment. In the fiscal year ending March 31, 2018, JXTG Holdings plans to invest approximately ¥400 billion in capital expenditures. JXTG Holdings plans to finance its capital expenditures through mainly operating cash flows and bank borrowings.

The following table describes JXTG Holdings’ current material commitments to construct, expand or improve its facilities:

		Investment Amount (Planned)
Segment	Intended Facility Use	Total	Amount of Expenditure Already Paid	Method of Financing	Actual or Estimated Start Date	Estimated Completion Date
		(Millions of yen)
Energy	Service station construction, renewal	4,858	—	Equity capital, issuance of corporate bonds, borrowings	2017	2018

Energy	Enterprise-wide core IT system (ERP) implementation	30,000	—	Equity capital, issuance of corporate bonds, borrowings	2017	2019

Metal	Saganoseki flash smelting furnace improvement	6,270	—	Equity capital, issuance of corporate bonds, borrowings	2017	2020

Intellectual Property

JXTG Holdings’ business relies in part on proprietary refining and manufacturing technologies, proprietary rights in its products and processes, and on its ability to obtain patents, licenses and other intellectual property rights over such technologies from third parties. While JXTG Holdings believes all of its intellectual properties are important, it believes that neither the expiration nor termination of any specific intellectual property would have significant impact on its entire operations.

Alliances

JXTG Holdings relies on business tie-ups and alliances with domestic and overseas companies. JXTG Holdings believes that domestic alliances, especially those with other refiners and distributors of petroleum products, help reduce costs in the Energy segment by sharing, for example, oil terminals and oil tankers, and enhancing efficiency in distribution through engagement in barter transactions with alliance partners. Moreover, JXTG Holdings believes that overseas alliances with foreign energy companies help capture overseas opportunities for oil and gas exploration and production as well as opportunities to market its refined petroleum products, particularly in Asia.

Domestic Alliances

Idemitsu

Since 1995, JXTG Holdings and its predecessor, Nippon Oil, have maintained an alliance with Idemitsu Kosan Co., Ltd., or Idemitsu, in refining and distribution of refined petroleum products. Pursuant to this alliance, JXTG Holdings has supplied two million kiloliters per annum of products from the Mizushima and Osaka Refineries to Idemitsu. JXTG Holdings’ supply to Idemitsu is subject to Idemitsu’s demand. JXTG Holdings and Idemitsu have engaged in significant barter transactions of each other’s refined petroleum products, primarily in the area of low-octane gasoline. Recently, JXTG Holdings enhanced its barter transactions with Idemitsu in Hokkaido region in connection with the conversion of the Muroran Plant from an oil refinery to a petrochemical plant.

Cosmo Oil

Since October 1999, JXTG Holdings and its predecessor, Nippon Oil, have maintained an alliance with Cosmo Oil Co., Ltd., or Cosmo Oil, in a wide range of areas including joint transportation of crude oil, refining and distribution of refined petroleum products, lubricants and fuel cells. In particular, JXTG Holdings and Cosmo Oil have engaged in significant barter transactions of each other’s refined petroleum products, primarily in the area of low-octane gasoline. JXTG Holdings and Cosmo Oil also operate oil terminals through a joint venture company. JXTG Holdings and Cosmo Oil cross-hold each other’s shares, with JXTG Holdings owning approximately 1.0% of Cosmo Oil’s shares and Cosmo Oil holding approximately 0.2% of JXTG Holdings’ shares.

MITSUI MINING & SMELTING

Since June 2002, JXTG Holdings and its predecessor, Nippon Mining, have maintained an alliance with MITSUI MINING & SMELTING CO., LTD. in a wide range of areas in connection with the metals business. In particular, JXTG Holdings and MITSUI MINING & SMELTING jointly own PPC, of which JXTG Holdings currently indirectly holds a 67.8% interest, to engage in copper smelting and refining operations.

Overseas Alliances

CNPC Group

Since July 2004, JXTG Holdings and its predecessor, Nippon Oil, have maintained a business relationship with China National Petroleum Corporation, or CNPC Group. In June 2010, JXTG Holdings strengthened its alliance with CNPC Group by entering into a memorandum of understanding to form a joint venture that operates the Osaka Refinery, pursuant to which Osaka International Refining Company, Limited, or JV OIREC, was established in October 2010.

Vietnam National Petroleum Group

On April 12, 2016, JXTG Holdings, through NOE, entered into a strategic cooperation agreement with the Vietnam National Petroleum Group, or Petrolimex, and the Vietnamese government, in order to tap into the growing Vietnamese market that currently has demand for 350,000 barrels of refined petroleum products per day. In connection with the agreement, JXTG Holdings agreed to become an 8.0% shareholder of Petrolimex and to jointly evaluate a construction of a new refinery in the Van Phong Economic Zone in southern Vietnam.

Exxon Mobil Corporation

In June 2012, TonenGeneral acquired a 99.0% interest in ExxonMobil Yugen Kaisha, a wholly-owned sales and marketing subsidiary of Exxon Mobil Corporation, or ExxonMobil, which was renamed EMG Marketing

Godo Kaisha, or EMG Marketing. In connection with the acquisition of EMG Marketing, TonenGeneral entered into several agreements with ExxonMobil, revising its long-standing relationship with the company. Under a license agreement, TonenGeneral obtained a license from ExxonMobil to use the Esso, Mobil and Express trademarks. The parties also entered into an alliance relating to the blending and distribution of lubricants and agreed to cooperate in areas of petroleum refining and petrochemical manufacturing technologies. The rights and obligations of TonenGeneral under these agreements with ExxonMobil were succeeded by JXTG Holdings as a result of its business integration with TonenGeneral on April 1, 2017 through a statutory share exchange under the Companies Act of Japan.

Seasonality

JXTG Holdings’ revenue in its Energy segment are affected by changes in climate and weather conditions from year to year, particularly for products such as kerosene, for which demand levels and prices fluctuate significantly in response to prevailing climate and weather conditions. Although the petroleum industry in Japan typically experiences seasonal fluctuations in demand within any particular year, such variations typically follow consistent patterns from year to year and have little impact on JXTG Holdings’ overall revenue.

Government Regulations

JXTG Holdings’ business activities are subject to various governmental regulations in countries in which it operates. JXTG Holdings’ business activities in Japan are subject to significant regulations including the following:

•	Law Regarding Stockpiling, etc. of Petroleum: a law designed to secure the stable supply of petroleum in Japan in case of any shortage in the supply of petroleum into Japan. The law and related regulations provide measures for the stockpiling of crude oil and refined petroleum products amounting to 70 days’ equivalent of the total amount of crude oil and refined petroleum products that were consumed in Japan in the past 12 months. Under the law, JXTG Holdings is subject to a range of powers of the Ministry of Economy, Trade and Industry of Japan, or METI, including the power to inspect and to require the submission of reports and information.

•	Gas Business Act: a law designed to protect the interests of gas users, to achieve the sound development of gas businesses, to ensure public safety and to prevent pollution by regulating the construction, maintenance and operation of gas facilities as well as the manufacturing and sale of gas equipment. As a gas business operator, JXTG Holdings is subject to various regulations, such as requirements to keep business records, to report supply plans regarding gases to METI and to maintain appropriate gas facilities.

•	Electricity Business Act: a law designed to protect the interests of electricity users, to achieve the sound development of electricity businesses and to ensure public safety and prevent pollution by regulating the construction, maintenance and operation of electric facilities. Regulations are also provided to prepare safety regulations for the construction, maintenance and operation of electric facilities at refineries and other plants, to appoint chief engineers who supervise the safety of the construction, maintenance and operation of such electric facilities and to set qualifications for chief electricity engineers. Under the law, as a power producer and a retail electricity supplier, JXTG Holdings is subject to such various regulations as well as the power of METI, including the power to issue improvement orders.

•	Act on the Evaluation of Chemical Substances and Regulation of Their Manufacture, etc.: a law designed to regulate the manufacturing, importing and use, etc., of chemical substances to prevent environmental pollution. As a manufacturer and importer of certain specified chemical substances under the law, JXTG Holdings is subject to a range of powers of METI, including the power to issue improvement orders and business suspension orders, to rescind permissions, to require the submission of reports and information and to conduct on-site inspections.

•	Act Concerning the Maintenance of Quality of Gasoline, etc.: under this act, businesses that import, produce and distribute gasoline and other petroleum products are responsible for maintaining a prescribed product quality—from the import, production and processing of the petroleum products to its distribution.

•	Fire Service Act: the production, storage, transportation and handling of dangerous material, including crude oil and oil products, requires permission from an administrative agency. Oil refineries and service stations in Japan must fulfill strict safety requirements, such as meeting technical standards for facilities and maintaining a safety system in order to obtain such permission. Moreover, they are also required to establish a private fire prevention organization in preparation for any disaster.

•	High Pressure Gas Safety Act: the production and storage of high pressure gas, including LPG, comes under a permit system administered by prefectural governors. Every oil refinery in Japan is subject to this act. In order to obtain a permit to produce and store high pressure gas, oil refineries must fulfill strict safety requirements, such as meeting technical standards for facilities and storage and maintaining a safety system, and undergo inspections. However, there is an accreditation system in place that allows those oil refineries that excel at maintaining safety systems to perform their own safety and completion inspections. All of JXTG Holdings’ oil refineries have received this accreditation.

•	Act on the Prevention of Disaster in Petroleum Industrial Complexes and Other Petroleum Facilities: this act designates petroleum industrial complexes as “special disaster prevention zones,” and requires those businesses to implement special countermeasures to prevent the outbreak of disasters and to mitigate disasters that have already occurred in those zones. Businesses within the zones must establish special disaster prevention facilities and a private disaster prevention organization. They are also subject to layout regulations for the positioning of facilities within the zones and to secure roads and passageways for firefighting vehicles and evacuation.

•	Industrial Safety and Health Act: in order to install boilers (including class one pressure vessels), oil refineries must notify a labor standards officer and obtain an inspection certificate. This inspection certificate must be renewed through performance inspections conducted by the administrative agency. However, there is an accreditation system in place that allows oil refineries that excel at maintaining safety systems to continuously operate. All of JXTG Holdings’ oil refineries have received this accreditation.

•	Construction Business Act: under this act, any person or company that intends to operate a construction business is required to obtain authorization to conduct a construction business from the Minister of the Ministry of Land, Infrastructure, Transport and Tourism, or MLIT, or the governor of the municipal government of the relevant prefecture. This act imposes various obligations on construction operators, such as the obligation to not subcontract their work in entirety, regardless of the method of subcontracting. It also regulates the timing of payment to subcontractors, among other things.

•	Act on the Securing of Safety and the Optimization of Transaction of Liquefied Petroleum Gas: a law designed to prevent disasters caused by LPG and to optimize LPG transactions, by regulating the distribution of LPG to consumers as well as the manufacture and distribution of LPG appliances. JXTG Holdings has subsidiaries that are registered as distributors of LPG, and thus is subject to various regulations, such as a requirement to maintain appropriate LPG storage facilities and a duty to inspect LPG supply equipment.

•	Mining Act: a law designed to provide a basic structure for mining mineral resources (including non-metallic minerals such as oil or combustible natural gas). One must establish mining rights in order to conduct mining of specific mineral resources in Japan. Various obligations are imposed upon the holders of mining rights, such as a requirement to formulate operational plans and conduct mining in accordance with such operational plans. Since JXTG Holdings has subsidiaries that are holders of multiple mining rights, JXTG Holdings is subject to these obligations.

•	Mining Safety Act: a law designed to provide for the protection of mine workers and reasonable development of mineral resources. The main function of this act is to require holders of mining rights (rights which are established under the Mining Act) to implement certain measures to protect the health and the working environment of mine workers. Since JXTG Holdings has subsidiaries that are holders of multiple mining rights, JXTG Holdings is subject to the provisions of this act.

•	Marine Transportation Act: this act regulates operators of marine shipping business. Under this act, any person who operates an irregular route business and does not carry passengers needs to give notification to the Minister of MLIT and also owes a general obligation to use its continuous efforts to improve the safety of transportation.

In addition to the laws and regulations above, there is a wide range of permissions and registrations necessary for JXTG Holdings to conduct its business, such as registration with the Ministry of Health, Labour and Welfare and the relevant local governments as a manufacturer, importer and distributor of poisonous and deleterious substances under the Poisonous and Deleterious Substances Control Law, and permission from the Minister of MLIT to install an air navigation facility as specified by cabinet order under the Civil Aeronautics Act of Japan.

Overseas, JXTG Holdings is subject to a number of laws and regulations in the jurisdictions in which it carries out its businesses or with which it has any business or other connections or activities. Such laws and regulations include, but are not limited to, those relating to oil and gas exploration and production, labor, public safety, tax and fiscal matters. In addition, business operations of JXTG Holdings are subject to a variety of environmental protection laws and regulations. See “—Environmental Matters” for further detailed information.

Environmental Matters

JXTG Holdings’ petroleum refining, copper smelting and other operations produce substantial amounts of wastewater, gas and solid waste materials. In connection with such operations, JXTG Holdings is subject to extensive environmental protection laws and regulations in Japan and other jurisdictions relating to the storage, discharge and disposal of such waste. Additionally, JXTG Holdings is subject to a wide variety of laws and regulations as well as industry standards relating to energy and resource conservation, recycling, global warming, pollution prevention and environmental health and safety. Consistent with JXTG Holdings’ commitment to global environmental issues, it has established systems and procedures to prevent and reduce pollution. JXTG Holdings has, however, incurred costs in the past in connection with environmental cleanup in Japan and in the United States and there can be no assurance that additional cleanup costs will not be incurred in the future.

Significant environment-related regulations to which JXTG Holdings’ business activities are subject include:

•	Law Prohibiting Air Pollution: under this law, JXTG Holdings must limit its emission of harmful gases in accordance with standards set by the Ministry of Environment. JXTG Holdings is required to indemnify aggrieved parties against damages and losses caused by its emission of harmful gases irrespective of its fault.

•	Soil Contamination Countermeasures Act: under this act, owners of land with gas stations or similar facilities must survey their soil to determine the presence of hazardous substances such as lead, arsenic and benzene, and take steps to remove any such contamination, as required.

•	Law Prohibiting Water Pollution: under this law, JXTG Holdings is required to limit its discharge of wastewater in accordance with standards set forth by the Ministry of Environment. JXTG Holdings is required to indemnify aggrieved parties against damages and losses caused by its discharge of wastewater irrespective of its fault.

•	Law Regarding Emissions Management and Improvement of Designated Petrochemicals Law: under this law, JXTG Holdings, as an operator dealing with chemical materials designated by the law, must notify the government of its emission and shipment amounts of those designated chemical materials every year.

•	Law Regarding Cleanup and Disposal of Waste Materials: under this law, any person or company doing business is required to dispose of industrial wastes by itself or delegate an authorized waste disposer to dispose of the waste in accordance with the relevant government standards.

•	Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA: a law granting the U.S. federal government broad authority to respond directly to releases or threatened releases of hazardous substances that may endanger public health or the environment. CERCLA, commonly known as Superfund, establishes prohibitions and requirements concerning closed and abandoned hazardous waste sites and provides for liability of persons responsible for releases of hazardous waste at these sites. CERCLA also establishes a trust fund to provide for cleanup when no responsible party can be identified.

•	Law Regarding Prevention of Marine Pollution and Maritime Disaster: a law designed to prohibit the emission of oils, harmful liquids and wastes from vessels into the ocean and requires the operators of vessels to take measures to prevent maritime disasters and if a maritime disaster occurs, to minimize marine pollution as a result of such disaster. Under this law, owners or captains of crude oil tankers are subject to various special regulations, such as mandatory inspection by the MLIT of the guidelines on prevention of emission of volatile materials. These guidelines are required to be prepared and maintained by the owner on each such vessel and the mandatory inspection is conducted every five years.

JXTG Holdings, like other Japanese companies in the industry, contributes to the IOPC Funds, which is part of an international regime of liability and compensation for oil pollution damage caused by oil spills from tankers. The IOPC Funds are funded through levies on certain types of oil carried by sea. The levies are paid by the entities receiving the oil after sea transport and normally not by States. Under the regime, the owner of a tanker is liable to pay compensation up to a certain limit for oil pollution damage following an oil spill from a tanker. If that amount does not cover all the admissible claims, further compensation is available from the IOPC Funds. JXTG Holdings believes that as single-hull tankers are increasingly replaced with double-hull tankers, the incidence of oil spills, and thus its contribution to the IOPC Funds, will decrease.

While there are currently no material outstanding environmental claims against JXTG Holdings in Japan, in the past it has incurred significant environmental cleanup costs related to closed domestic mines and other operations. JXTG Holdings has also made contributions to the Center for Eco-Mining, a fund established by Japanese mining industry participants to cover any future cleanup costs stemming from waste emissions of closed mines in Japan with investment returns generated from the fund. JXTG Holdings may make additional contributions to this fund if investment returns generated from the fund are insufficient to cover future cleanup costs. JXTG Holdings otherwise has no commitments with respect to environmental compliance in Japan that would individually or in the aggregate have a material adverse effect on JXTG Holdings or its consolidated operations.

In relation to environmental problems that arose in the past in its business activities, Gould Electronics, a U.S. based subsidiary, has received notices from the U.S. Environmental Protection Agency, or EPA, and various state environmental protection agencies. The notices indicated that Gould Electronics has been identified as a “potentially responsible party,” or PRP, under CERCLA or similar state laws and has been designated to share in the cost of cleanup with respect to certain federal Superfund sites and certain state cleanup sites. Liability under CERCLA and many analogous state laws is strict, meaning that liability may attach regardless of lack or degree of fault. Liability to the EPA generally is joint and several, meaning that a PRP may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site, unless the PRP can demonstrate that harms attributable to its contribution are divisible from those of the other PRPs. However, liability in such matters is typically shared by all of the financially viable PRPs through negotiated agreements. At some cleanup sites, Gould Electronics has not been designated a PRP by the EPA, but one or more PRPs have asserted a private claim for contribution against Gould Electronics. Liability for such contribution claims generally is limited to a PRP’s equitable “fair share” of the costs to address the site. With respect to certain sites, negotiations are ongoing with the EPA, certain state agencies and other PRPs and with respect to other sites, negotiations have concluded and cleanup has commenced or concluded. Negotiations may involve determinations of the actual responsibility of Gould Electronics and the other PRPs at the site, appropriate investigatory and/or remedial actions and allocation of the costs of such activities among the PRPs. The amount of Gould Electronics’ ultimate liability in connection with any specific site may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability and the remediation methods and technology to be used. Some such potential liabilities are currently reasonably estimable, but others are not yet reasonably estimable.

Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Securities Exchange Act of 1934, as amended. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Pursuant to Section 13(r), JXTG Holdings is disclosing the following information.

During the fiscal year ended March 31, 2017, JXTG Nippon Oil & Energy, a wholly-owned subsidiary of JXTG Holdings, purchased 31 million barrels of crude oil from National Iranian Oil Company for a total purchase price of ¥144,046 million, out of a total of 415 million barrels of crude oil that it purchased during the same period, constituting approximately 7% of the total amount of crude oil that it purchased during the same period.

JXTG believes that the above transaction does not subject it or its affiliates to U.S. sanctions. JXTG Nippon Oil & Energy does not currently intend to cease purchasing crude oil from National Iranian Oil Company.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF JXTG HOLDINGS

You should read the following discussion and analysis of JXTG Holdings’ financial condition and results of operations together with its consolidated financial statements included elsewhere in this annual report. The discussion as of and for the years ended March 31, 2017, 2016 and 2015 is based on JXTG Holdings’ audited annual consolidated financial statements, which have been prepared in accordance with IFRS.

Overview

JXTG Holdings is an integrated energy, resources and metals company. It divides its businesses into three operating segments, which are also reportable segments and other business activities:

•	Energy. The Energy segment, operated primarily through JXTG Nippon Oil & Energy, mostly engages in two lines of businesses: the refined petroleum products business (which includes oil refining and processing, as well as the manufacturing and sale of refined petroleum products) and the petrochemicals business (which involves the manufacturing and sale of petrochemicals). The Energy segment generates the largest portion of JXTG Holdings’ revenue, constituting approximately 80% of its revenue for the fiscal year ended March 31, 2017.

•	Oil and Natural Gas E&P. The Oil and Natural Gas E&P segment, operated primarily through JX Nippon Oil & Gas Exploration Corporation, engages in the exploration, development, production and sale of oil and gas. Such activities focus on four principal geographic areas, namely Southeast Asia, Oceania, the U.K. North Sea and the United States. JX Nippon Oil & Gas Exploration also engages in the processing of oil sand in Canada. The Oil and Natural Gas E&P segment generates the third largest portion of JXTG Holdings’ revenue.

•	Metals. The Metals segment, operated primarily through JX NIPPON MINING & METALS CORPORATION, primarily engages in the development of resources (particularly copper), the smelting and refining of copper and other nonferrous metals, the manufacturing and sale of IT-related and other electronic materials, the recycling of nonferrous metals and environmental services involving the detoxification of industrial waste materials, and the manufacturing and sale of titanium products. The Metals segment generates the second largest portion of JXTG Holdings’ revenue.

•	Other business activities. Other business activities, operated through subsidiaries that engage in such activities as construction, manufacturing and sale of electric wire and cables, land transport, sale and leasing of real estate owned by JXTG Holdings and administrative and accounting services provided to group companies.

In the fiscal years ended March 31, 2017, 2016 and 2015, JXTG Holdings had revenue of ¥7,025 billion, ¥7,531 billion and ¥9,563 billion, respectively. In the fiscal year ended March 31, 2017, operating profit was ¥271 billion and profit for the year was ¥150 billion. In the fiscal years ended March 31, 2016 and 2015, operating loss was ¥351 billion and ¥265 billion, respectively, and loss for the year was ¥310 billion and ¥306 billion, respectively.

Revenue of ¥7,025 billion for the fiscal year ended March 31, 2017 was decrease of ¥506 billion or 6.7% from the previous fiscal year. This was primarily due to a decline in demand for gasoline as a result of the spread of fuel-efficient cars and a decline in demand for fuel oil C in the Energy segment.

Operating profit of ¥271 billion for the fiscal year ended March 31, 2017 was a change of ¥622 billion from operating loss of ¥351 billion in the previous fiscal year. This was primarily due to the favorable impact of inventory valuation factors in the Energy segment and a decrease in impairment losses in the Oil and Natural Gas E&P segment and the Metals segment. These were partially offset by a decrease in revenue. In the fiscal year ended March 31, 2017, operating profit excluding the impact of inventory valuation factors, mainly arising from the Energy segment, was ¥141 billion, and for the fiscal year ended March 31, 2016, operating loss excluding the impact of inventory valuation factors was ¥101 billion. In the fiscal year ended March 31, 2015, operating profit excluding the impact of inventory valuation factors was ¥116 billion. Operating profit (loss) excluding the impact of inventory valuation factors is a commonly used measure in the Japanese oil industry but is not an IFRS measure as it excludes the effect of changes in oil prices on the measurement of the carrying amount of inventory. Management calculates this in order to assess the results of the business excluding uncontrollable effects of changes in oil prices on the cost of sales. The computation of operating profit (loss) excluding inventory valuation is determined by adjusting the operating profit (loss) for the impact of inventory valuation factors to reflect the average unit cost of oil purchased during the year as follows:

i)	removing the effect of the lower of cost and net realizable value measurement on the end of the year inventory; and

ii)	adjusting cost of sales for units sold during the year to remove the effects of the price differences in beginning inventory balance.

Profit of ¥150 billion for the fiscal year ended March 31, 2017 was a change of ¥460 billion from loss of ¥310 billion in the previous fiscal year. This was due to the change in operating profit, which was partially offset by a change in income tax expense.

Operating Environment

During the fiscal year ended March 31, 2017, following the overall deterioration of the global economy during the fiscal years ended March 31, 2016 and 2015, with increased uncertainty due to factors such as Brexit, the launch of a new administration in the United States and other geopolitical risks around the world, the economic growth slowed down in China, but the U.S. economy continued to recover due to improved private consumption and saw moderate growth in general. The Japanese market showed modest recovery on the back of improved employment and inflation.

Oil prices declined sharply during the fiscal year ended March 31, 2015 due to excess supply caused by increased shale oil production in the United States and the decision by OPEC not to cut supply. Oil prices continued to fall during the fiscal year ended March 31, 2016 as excess supply continued. However, oil prices increased during the fiscal year ended March 31, 2017, owing to the expectation of a freeze on increase in oil production levels by oil producing countries. The monthly market prices for Dubai crude oil hit a high of $108 per barrel in June 2014 during the fiscal year ended March 31, 2015, followed by a sharp decline before it ended at $55 per barrel as of March 31, 2015. Although prices recovered slightly thereafter and were $62 per barrel on June 30, 2015, crude oil prices fell significantly as major oil producing countries maintained a high level of crude oil production which caused an oversupply. Oil prices were down to $23 per barrel in January 2016 and settled at $35 per barrel as of March 31, 2016. At the end of November 2016, the OPEC and major non-OPEC oil producing countries agreed to curtail output, and consequently, the crude oil prices were at $51 per barrel as of March 31, 2017. For the fiscal years ended March 31, 2015, 2016 and 2017, the average price for Dubai crude oil was $84 per barrel, $45 per barrel and $47 per barrel, respectively.

Copper prices also declined during the fiscal years ended March 31, 2015 and 2016 but increased during the fiscal year ended March 31, 2017. The price of copper on the LME, the world’s leading market for copper, aluminum, nickel and other nonferrous metals, hovered at an average of approximately $6,900 per ton in the fiscal year ended March 31, 2015. The price of copper on the LME continued to fall in the fiscal year ended March 31, 2016, reaching a low of $4,328 per ton in January 2016 due to lingering concerns over the Chinese economy and the impact of the stronger dollar on other major currencies. Although the price of copper recovered slightly, it remained at $4,881 per ton as of March 31, 2016. The price of copper moved at a lower level of around $4,700 per ton until October 2016 due to a concern over economic slowdown and the commencement of operations of a new mine in China. However, subsequent to October 2016, the price turned upward due to an expectation of an increase in infrastructure investment in the United States and a temporary halt of operations of a copper mine in Indonesia. The average copper price for the fiscal year ended March 31, 2017 was $5,157 per ton, compared with $5,217 per ton during the fiscal year ended March 31, 2016 and $6,568 per ton during the fiscal year ended March 31, 2015.

In the foreign currency exchange market, the yen weakened significantly against the dollar during the fiscal year ended March 31, 2015, from ¥103.52 per dollar in the beginning of the fiscal year to ¥119.96 per dollar as of March 31, 2015. The yen continued to weaken against the dollar in the fiscal year ended March 31, 2016, reaching a high of ¥125.58 per dollar in June 2015, although it began to strengthen towards the end of the fiscal year, ended at ¥112.42 per dollar as of March 31, 2016. The yen then strengthened against the dollar in the fiscal year ended March 31, 2017, reaching a high of ¥117.68 per dollar in January 2017 but strengthening towards the end of the fiscal year, ended at ¥111.41 per dollar as of March 31, 2017. The average exchange rate of yen against the dollar was ¥108.31 per dollar for the fiscal year ended March 31, 2017 compared with ¥120.13 per dollar for the fiscal year ended March 31, 2016.

On balance, these factors created a favorable operating environment for JXTG Holdings in its segments. For details of the results of operation of JXTG Holdings, see “—Results of Operations” below.

Outlook

In the Energy segment, the crude oil prices are expected to rise slowly reflecting the expected growth in demand in China and other emerging nations. JXTG Holdings expects domestic demand for refined petroleum products to continue to decrease due to such structural factors as the spread of fuel-efficient cars and the advancement of fuel conversion. By contrast, in emerging economies in Asia, the demand for petroleum products, lubricants and petrochemical products is expected to increase continuously along with economic growth. JXTG Holdings expects that in the medium to long term, margins of refined petroleum products will generally remain at current levels. However, it expects margins to recover slightly as a result of anticipated improvements in the domestic market for refined petroleum products owing to planned reductions in refining capacity that will exceed forecast declines in domestic demand, as well as improvements in overseas markets, mainly India, China and other parts of Asia, for refined petroleum products due to expected increases in demand. Demand for petrochemicals are expected to increase due to increased demand in export markets.

In the Oil and Natural Gas E&P segment, JXTG Holdings expects revenue and earnings to decrease in the short term as sales prices decline significantly due to lower market prices for crude oil and gas even as volume increases slightly as a result of lower prices. In the medium to long term, JXTG Holdings expects market prices for crude oil and gas to recover, thereby resulting in improvement in earnings.

In the Metals segment, as refined copper is a critical component of the world’s infrastructure, demand for refined copper in the copper smelting & refining business ultimately reflects rates of growth in key markets, particularly in the manufacturing, construction and, increasingly, information technology industries. JXTG Holdings expects growth in these end markets, primarily in East Asia, to be the primary drivers of demand for its refined copper products. Demand for refined copper has in recent years been increasing due primarily to growth in China and other emerging economies. In the short term, JXTG Holdings believes the demand will continue to rise because of increased investments in China and the United States, as well as the progress of the Internet of Things, where various products such as consumer electronics and cars, not just personal computers and smart phones, are expected to connect to the Internet. In the medium and long term, JXTG Holdings expects demand from China, India and other countries in East Asia with large populations to increase in conjunction with their economic growth. In the copper resource development business, JXTG Holdings believes that the increase in the demand for refined copper products will also drive demand for copper concentrates in the medium to long term, although sales prices of copper concentrates are expected to decline significantly in the short term due to lower market prices for copper. JXTG Holdings further believes the general outlook for demand for its electronic materials is positive owing to expected continued growth globally for smartphones, flat-panel televisions and data servers.

Factors Affecting JXTG Holdings’ Financial Results

JXTG Holdings’ financial results are driven primarily by the financial results of the Energy segment, the Oil and Natural Gas E&P segment and the Metals segment. The following is a description of key factors that affect the results of operations of JXTG Holdings’ segments.

Energy Segment

Revenue

JXTG Holdings’ Energy segment derives revenue primarily from two products: refined petroleum products and petrochemical products.

JXTG Holdings’ primary refined petroleum products are gasoline, naphtha, jet fuel, kerosene, gas oil, heavy oil, LPG and lubricant oil. Revenue from the refined petroleum products business are determined by sales prices and sales volume for each refined petroleum product, and by sales mix, in response to changes in demand and supply balances.

JXTG Holdings’ primary petrochemical products include aromatic products such as paraxylene, cyclohexane and BTX products, normal paraffin, propylene, and ethylene. Revenue from the petrochemicals business are determined by sales prices and sales volume for each petrochemical, and by sales mix, in response to changes in demand and supply balances.

Sales Prices. The Japanese market for refined petroleum products is extremely price competitive. Sales prices of refined petroleum products sold by JXTG Holdings under contracts with independent owners of service stations in its network are generally determined by a pricing system that is linked to weekly wholesale market prices of refined petroleum products and are based on a formula that sets sales prices in advance. Market prices of these products in turn are driven by the prices of crude oil and inventory levels, as well as changes in supply and demand, inter-dealer markets and overseas market conditions. This pricing system helps management to make timely decisions to adjust production levels and manage excess inventory. Sales prices of other refined petroleum products such as jet fuel and fuel oil C are determined by negotiations with industrial customers, and are influenced by overall market conditions such as market supply and demand. In addition, taxes, such as gasoline taxes, which are costs imposed during the process prior to sales and which are subsequently included in the sales price, are included in revenue. The amounts of gasoline taxes which were included in revenue were ¥1,240 billion, ¥1,231 billion and ¥1,229 billion for the fiscal year ended March 31, 2017, 2016 and 2015, respectively.

The market for petrochemicals is also extremely price competitive. JXTG Holdings’ pricing depends on the product and, for some petrochemicals, depends on whether such products are sold to domestic or overseas customers. For example, sales prices of products such as paraxylene and benzene are based on monthly contract prices that are generally linked to spot market prices of such products and are determined by negotiations with industrial customers.

Sales Volume. Sales volume for JXTG Holdings’ refined petroleum products generally reflects changes in domestic demand, which is affected by sales prices, seasonality, weather conditions and economic conditions at a given time. The business environment in Japan has become increasingly challenging in the past several years, reflecting, among other things, a shift in consumer demand towards products that utilize other energy sources such as gas and electricity.

Sales volume for JXTG Holdings’ petrochemicals generally reflects changes in domestic and global demand, which is affected by sales prices and economic conditions at a given time. While the Japanese market has historically accounted for the largest portion of JXTG Holdings’ revenue in the petrochemicals business, in recent years JXTG Holdings has been increasing sales of petrochemicals to China and other Asian countries. Consequently, demand for JXTG Holdings’ petrochemicals is affected by economic conditions in Japan and elsewhere in Asia.

Costs and Expenses

Cost of Crude Oil. The cost of crude oil is the most significant factor affecting cost of sales in JXTG Holdings’ Energy segment. In particular, the cost of crude oil constitutes a substantial portion of cost of sales in JXTG Holdings’ refined petroleum products business. The cost of crude oil also indirectly affects the cost of sales in JXTG Holdings’ petrochemical business, as it produces a substantial portion of naphtha used in producing its petrochemicals.

JXTG Holdings procures most of its crude oil from the Middle East at prices set by a formula that is generally linked to spot market prices for Dubai crude oil, pursuant to contracts which typically have terms of one year subject to automatic renewal. As such, Dubai crude oil price is the most important benchmark for crude oil that JXTG Holdings purchases in the Energy segment.

JXTG Holdings determines its inventory value and cost of sales based on the average cost method. Under the average cost method, cost of sales is affected by the average price of crude oil, which is determined based on the inventory value at the beginning of the fiscal year and the purchases of crude oil throughout the fiscal year. Inventory value at the beginning of the fiscal year includes a government-regulated stockpile of crude oil and refined petroleum products amounting to 70 days’ equivalent of crude oil and refined petroleum products, on a combined basis that JXTG Holdings sold in Japan in the past 12 months. As a result, JXTG Holdings’ average cost of sales per barrel during the fiscal year may be substantially higher or lower than the average cost of crude oil per barrel purchased during the fiscal year. In periods in which the market prices of crude oil increases, the cost of sales generally increases, but more gradually because of the relatively lower inventory value at the beginning of the period. This will usually have a favorable impact on JXTG Holdings’ operating profit (loss). Conversely, in periods in which the market prices of crude oil decrease, JXTG Holdings’ cost of sales decreases more gradually, resulting in an unfavorable impact on its operating profit (loss).

Cost of sales can also be affected by the lower of cost and market inventory valuation adjustment of crude oil at each quarter end. JXTG Holdings’ inventory value of crude oil is affected both by the international benchmark of spot market prices for crude oil and by fluctuations in the exchange rate between the yen and the dollar because the spot market prices are denominated in dollars; even during periods of stable spot market prices, a stronger yen generally has an unfavorable impact on JXTG Holdings’ inventory value while a weaker yen generally has a favorable impact.

Refining Costs. Refining costs include fuel costs and, to a lesser extent, maintenance costs, employee costs, and other operational expenses. Fuel costs fluctuate depending on the prices of crude oil and production volumes. Depreciation varies by the levels of capital expenditures made, including refinery upgrades and improvements to use raw materials more effectively.

Margins

The profitability of JXTG Holdings’ refined petroleum products and petrochemicals is largely dependent upon its ability to preserve margins. Margins for refined petroleum products are largely driven by changes in commodity prices and are a function of the difference between the price JXTG Holdings pays for raw materials, mainly crude oil, and the sales prices for its refined petroleum products such as gasoline, naphtha, jet fuel, kerosene, gas oil, heavy oil, LPG and lubricant oil. Prices for crude oil and refined petroleum products are determined by the global marketplace and are influenced by various factors, such as global and regional supply and demand balances, inventory levels, refinery capacity, import and export balances, seasonal demand, weather conditions and geopolitical climate. Margins for petrochemicals are affected by regional supply and demand balances and the cost of producing naphtha. JXTG Holdings produces a substantial portion of naphtha it uses in producing its petrochemicals, and the cost of producing naphtha is driven by the cost of crude oil. Demand for petrochemicals has historically experienced significant fluctuations, and margins for petrochemicals have been volatile.

In order to preserve its margins, JXTG Holdings strives to raise its sales prices when the cost of crude oil is increasing and to maintain current sales prices when cost of crude oil is decreasing. Due to price competition, economic conditions and other factors, it is not always possible for JXTG Holdings to raise or maintain refined petroleum and petrochemical prices in response to fluctuations in the cost of crude oil. If export margins are more favorable than the margins in the Japanese markets, JXTG Holdings may change the sales mix and increase exports.

There is a time lag between the time JXTG Holdings purchases crude oil and the time it sells refined petroleum products processed from it primarily due to the 70-day period imposed by the stockpiling requirement. During this period, JXTG Holdings holds crude oil and refined petroleum products as inventory, which adversely affects JXTG Holdings’ ability to preserve margins during periods of sudden or sharp decreases in the price of crude oil and other raw materials. This is because sales prices of refined petroleum products reflect most recent prices of crude oil. Therefore, JXTG Holdings may experience declining margins in the Energy segment when crude oil prices are suddenly or sharply decreasing. In periods which JXTG Holdings’ cost of sales for crude oil are suddenly or sharply increasing, the lag generally has positive effects on JXTG Holdings’ margins.

A significant portion of JXTG Holdings’ petrochemicals are exported to China and other Asian countries. The export margins for petrochemicals are affected by fluctuations in the exchange rate between the yen and the dollar, which is the main currency for petrochemical exports. A stronger yen has an unfavorable impact on JXTG Holdings’ export margins while a weaker yen results in a favorable impact. The yen depreciated against the dollar during the fiscal years ended March 31, 2016 and 2015 but appreciated against the dollar during the fiscal year ended March 31, 2017. As a result, the exchange rate fluctuations generally had a favorable impact on export margins for petrochemicals during the fiscal years ended March 31, 2016 and 2015 but had an unfavorable impact during the fiscal year ended March 31, 2017.

Oil and Natural Gas E&P Segment

Revenue

JXTG Holdings’ revenue in the Oil and Natural Gas E&P segment are primarily determined by sales prices and sales volume for oil and gas produced in Southeast Asia, Oceania, the U.K. North Sea and the United States.

Sales Prices. JXTG Holdings sells crude oil in the regions in which they are produced. Although the sales prices of crude oil are determined on a project-by-project basis which are being based on Brent. Sales prices of natural gas are linked to the regional market prices in which they are sold, such as Japan Crude Cocktail for East Asia. For the fiscal years ended March 31, 2016 and 2015, the average spot market prices of crude oil and natural gas declined sharply compared to the each prior fiscal year. This had led to significant decreases in sales prices and significantly affected the revenue of the Oil and Natural Gas E&P segment. For the fiscal year ended March 31, 2017, market prices of crude oil and natural gas had relatively small impact on the sales prices because the average spot market prices of crude oil and natural gas were relatively stable compared to the previous fiscal year. In addition, because crude oil and natural gas prices are denominated in dollars, a weaker yen results in higher revenue in yen terms while a stronger yen results in lower revenue.

Sales Volume. JXTG Holdings’ oil and gas production in the long term depends primarily on the level of proved developed and proved undeveloped reserves in the projects in which JXTG Holdings participates and the percentage of its participating interest. JXTG Holdings’ results of operations in the short term are affected by (i) the rate at which the consortiums in which it participates produce oil and/or gas, (ii) technological and management expertise of the consortiums as well as (iii) production equipment failures, any of which may result in delayed production and decreased output.

Costs and Expenses

Operating expenses of JXTG Holdings’ Oil and Natural Gas E&P segment are affected by the number of projects which it operates, level of its participation and the costs of operating each project. The costs of operating each project include costs of repair and maintenance, salaries and wages. Operating expenses also include depreciation of exploration and development costs capitalized under the successful efforts method.

Metals Segment

Revenue

JXTG Holdings’ revenue in the Metals segment are mostly derived from sales of copper concentrates in the Caserones mine in the copper resource development business, sales of refined copper in the copper smelting & refining business and sales of electronic materials in the electronic materials business. Revenue of each product are, in turn, determined by sales prices and sales volume.

Copper Concentrate Prices and Volume. Copper concentrate prices tend to follow the copper prices on the LME, the world’s leading market for copper. Copper prices tend to follow economic cycles and have historically fluctuated significantly. For the fiscal years ended March 31, 2016 and 2015, the market price of copper declined sharply compared to the prior fiscal year. This had led to a significant decrease in sales prices of copper concentrates, significantly affecting revenue in the copper resource development business. However, in the fiscal year ended March 31, 2017, the price of copper rose compared to the prior fiscal year, owing in part to an expectation of economic stimulus measures to be implemented by the new administration in the United States.

Copper concentrate volume is affected by the rate at which the Caserones mine produces copper concentrates and the technological and management expertise at the Caserones mine. It is also affected by production equipment failures, which have resulted in delayed production and decreased output. Although there was a delay in accomplishing full-scale production due to the time required, among other things, to develop the deposit for sand tailings generated in the copper concentrate production process, the full-scale production system has now been organized. JXTG Holdings is focusing on stabilizing the full-scale operation and improving productivity. By improving the operators’ skills and strengthening the facility maintenance system based on advice from consulting firm, the facilities have been in a position to produce at approximately 90% of their full capacity in terms of crude ore throughput.

Refined Copper Prices and Volume. Copper prices on the LME, which are quoted in dollars are used widely as the reference price in related industries, including JXTG Holdings’ copper smelting & refining business. JXTG Holdings sells its refined copper products generally at prices equal to the prevailing average LME price for the month of delivery, plus sales premiums established through negotiations with customers. Such negotiations consider various factors, including demand for refined copper, import tariffs and other importation costs. Domestic sales prices are established by referencing the above LME price in dollars converted into yen, generally using the average exchange rate for the month of delivery.

JXTG Holdings’ subsidiary PPC coordinates all sales of refined copper. The substantial majority of the refined copper produced by JXTG Holdings is sold under annual contracts to clients who have long-term relationships with JXTG Holdings, mainly companies in the copper wire and rolled copper products industries. The demand for refined copper is principally affected by conditions in the various markets in which copper electrical wire and wrought copper products are used. The majority of the worldwide supply of refined copper is used to make copper electrical wire, which is widely used in the construction, electrical applications, communications and transportation industries. It is also used to make wrought copper, which is widely used in industrial machinery, automobiles, and home and other electrical applications.

Electronic Materials Prices and Volume. Electronic materials prices are determined largely by the ability of the product to uniquely meet the changing needs of customers. Differentiation of the electronic materials through value addition tends to increase their prices, whereas commoditization tends to decrease their prices.

JXTG Holdings’ primary customers for its electronic materials business are manufacturers of parts and components such as semiconductors, flat panel displays and other electronic parts that are incorporated into mobile phones, computers and other types of electric and electronic appliances and products. The markets for these products are to varying degrees, cyclical and have historically experienced periodic downturns. These economic and industry downturns have been characterized by diminished product demand, excess manufacturing capacity and lower average selling prices.

Costs and Expenses

Operating expenses in the copper resource development business primarily consist of expenses relating to the operations of the Caserones mine such as costs of repair and maintenance, salaries and wages and copper ore dressing costs. Operating expenses also include depreciation of development costs that are capitalized. As a result of delays in developing the deposit for sand trailings segregated in the copper concentrate production process which has delayed production, these expenses have been significant during the fiscal years ended March 31, 2016 and 2015. In the fiscal year ended March 31, 2017, the development of the deposit for the sand trailings was substantially completed and JXTG Holdings achieved lower operating expenses compared to the prior year. In the future, JXTG Holdings will try to ensure that its competitiveness will be enhanced by putting efforts into further cost reduction.

The principal components of costs and expenses in the copper smelting & refining business and the electronic materials business are manufacturing costs. These costs include employee compensation, depreciation and maintenance costs, which are generally fixed in amount, and energy costs, which generally vary with levels of production. The need for technological innovations affect the research and development costs in the electronic materials business because JXTG Holdings must develop production techniques that meet the changing demands of corporate customers for high product quality and improvements to product value.

Margins

JXTG Holdings, like most other Japanese custom smelters, obtains its supply of copper concentrate under long-term supply contracts with copper concentrate producers, with price terms being negotiated annually, usually at the end of each calendar year. Under these contracts, JXTG Holdings pays each supplier a price per refined pound that represents a discount from the LME price calculated in dollars on a monthly average basis. The amount of this discount agreed between JXTG Holdings and the supplier consists of two components: a dollar amount of treatment charges, or TC, per dry metric ton of copper concentrate, and a dollar amount of refining charges, or RC, per refined pound. The total of these two components, commonly expressed as TC/RC per refined pound, significantly affects gross margins of JXTG Holdings’ copper smelting & refining business. JXTG Holdings’ ability to achieve favorable TC/RC in these negotiations principally depends upon supply and demand in the market for copper concentrate. Oversupply in the copper concentrate market tends to result in higher TC/RC, while supply shortages typically result in lower TC/RC. In recent years, the supply of copper concentrate has been stable due to the lower market price and supply from the Caserones mine.

Margins in JXTG Holdings’ electronic materials business depend not only upon market supply and demand levels, but also upon JXTG Holdings’ ability to implement technological enhancements in its products that successfully differentiate them from competing products by meeting the changing needs of customers for products of higher quality, with higher value added, at lower costs.

Exchange Rate Fluctuations

In the copper resource development business, because copper concentrate prices are denominated in dollars, a weaker yen generally results in higher revenue while a stronger yen generally results in lower revenue.

In the copper smelting & refining business, the sales prices for JXTG Holdings’ refined metals products are established principally by reference to dollar prices quoted on the LME and amounts paid for copper concentrate are denominated in dollars. The effect of changes in exchange rates on JXTG Holdings’ revenue in this business are generally offset by the effect of such changes on JXTG Holdings’ cost of sales. On a net basis, a weaker yen increases earnings while a stronger yen decreases earnings since JXTG Holdings’ TC/RC and sales premiums are established by reference to dollar amounts, while most of its operating costs other than amounts paid for copper concentrate are denominated in yen.

In the electronic materials business, the sales price for JXTG Holdings’ electronic materials exported to China and other Asian countries are denominated primarily in dollars and the cost of the raw materials for their production is also denominated in dollars. The effect of changes in exchange rates on JXTG Holdings’ revenue in this business are generally offset by the effect of such changes on JXTG Holdings’ cost of sales. On a net basis, a weaker yen increases earnings while a stronger yen decreases earnings since JXTG Holdings’ export margins are determined in dollars, while most of its operating costs other than amounts paid for raw materials are denominated in yen.

The yen weakened against the dollar in both the fiscal years ended March 31, 2016 and 2015 but strengthened against the dollar in the fiscal year ended March 31, 2017. As a result, the exchange rate fluctuations generally had a favorable impact on the revenue of copper concentrates, earnings in the copper smelting & refining business and earnings in the electronic materials business. This resulted in a favorable impact on the overall results of operations of the Metals segment in the fiscal years ended March 31, 2016 and 2015 but had an unfavorable impact in the fiscal year ended March 31, 2017.

Share of Profit of Investments Accounted for Using the Equity Method

Minera Los Pelambres, Minera Collahuasi and Minera Escondida are Chilean copper mining companies and JXTG Holdings’ associates in which JXTG Holdings has a 15.0%, 3.6% and 3.0% equity interest, respectively. The earnings of these associates had a significant impact on JXTG Holdings’ share of profit of investments accounted for, directly and indirectly, using the equity method, and their performances affect the results of operations of JXTG Holdings’ Metals segment. The LME copper price is the principal determinant of earnings regarding these entities.

Selling, General and Administrative Expenses

The primary variable components of selling, general and administrative expenses are freight expenses and employee expenses. Freight expenses are mainly incurred in connection with the transportation of JXTG Holdings’ refined petroleum products, petrochemicals and refined copper products, and vary depending on sales volume and the regions in which those products are sold. In connection with the domestic distribution of gasoline and certain other refined petroleum products, JXTG Holdings enters into barter transactions with other oil refiners in various geographic areas of Japan, which reduces JXTG Holdings’ freight expenses. For a discussion of barter transactions of petroleum products, see “Business of JXTG Holdings—JXTG Holdings’ Business—Sales and Distribution.” Employee costs generally do not vary with sales volume, and JXTG Holdings does not expect any significant fluctuations of such expenses, although certain circumstances could increase such expenses.

Interest Expenses

In recent periods, interest expenses have been a significant component of other expenses for JXTG Holdings. During the fiscal years ended March 31, 2017, 2016 and 2015, JXTG Holdings’ interest expenses totaled ¥25 billion, ¥25 billion and ¥26 billion, respectively. Approximately 46.0% and 65.5% of JXTG Holdings’ long-term debt had fixed rates of interest and the remainder had variable interest rates as of March 31, 2017 and 2016, respectively.

Impairment or Disposal of Non-Financial Assets

JXTG Holdings recognized impairment loss of non-financial assets in the amount of ¥69 billion, ¥319 billion and ¥214 billion for the fiscal years ended March 31, 2017, 2016 and 2015, respectively. See “—Critical Accounting Policies and Estimates—Impairment of Non-Financial Assets.” These impairment losses were principally related to the Oil and Natural Gas E&P segment and the resource development business in the Metals segment mainly as a result of significant declines in prices of crude oil, natural gas and copper and revisions to production plans on main projects, including potential exits of projects.

JXTG Holdings recognizes impairment losses to reduce the carrying amount of its assets individually or as part of a group of assets, which form a cash generating unit, or CGU, to their respective recoverable amounts. Recoverable amount is the higher of fair value less costs of disposal and value in use, the present value of cash flows expected to be derived from the assets or the asset group.

JXTG Holdings recognized gain on disposals of property, plant and equipment in the amount of ¥17 billion, ¥8 billion and ¥57 billion for the fiscal years ended March 31, 2017, 2016 and 2015, respectively. These gains were principally related to the disposal of land, buildings and machinery in the Energy segment and the Metals segment, and oil and gas assets in the Oil and Natural Gas E&P segment.

Critical Accounting Policies and Estimates

The audited consolidated financial statements are prepared in accordance with IFRS. In connection with the preparation of the financial statements, management is required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. Management bases the assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time JXTG Holdings prepares its consolidated financial statements. Management reviews the accounting policies, assumptions, estimates and judgments to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from management’s assumptions and estimates.

JXTG Holdings’ significant accounting policies are discussed in Note 3 to JXTG Holdings’ audited annual consolidated financial statements included elsewhere in this annual report. Management believes that the following accounting estimates are the most critical in fully understanding and evaluating the reported financial results. These require management’s most difficult, subjective and complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Oil and Gas Reserves

Estimations of oil and gas reserves are inherently imprecise as they are based on factors related to reservoir performance that require engineering interpretation of available data, commodity price and other economic factors. The accuracy and reliability of reserves estimates depends on both the quality and quantity of the technical and economic data, production performance of the reservoirs, and engineering judgment. Consequently, reserves estimates are subject to revision at any point in time if additional data becomes available during the production life of a reservoir. When a commercial reservoir is discovered, reserves are initially determined based on limited data from the first well or few wells. Subsequent data may better define the extent of the reservoir and additional production performance. Well tests and engineering studies will likely improve the reliability of the reserves estimate. Advancements in technology may also result in the application of improved recovery techniques which are able to increase the potential recoverability of reserves.

Although JXTG Holdings is reasonably certain that reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory approvals and changes in long-term oil and gas price levels.

JXTG Holdings prepares reserves estimates in accordance with both the SEC regulations and Petroleum Resources Management System 2007. Changes in reserves estimates affect different aspects of JXTG Holdings’ financial statements, depending on the standard according to which such reserves estimates are prepared, as described below.

Any changes to reserves estimates in accordance with the SEC regulations may result in changes to the oil and gas reserves described in “Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)” in JXTG Holdings’ consolidated financial statements and elsewhere in this annual report. These proved oil and gas reserves are estimated in accordance with the SEC regulations on the basis of the unweighted arithmetic average of the first-of-the-month price for each month during the last 12-month period.

Any changes to reserves estimates in accordance with Petroleum Resources Management System 2007 may result in changes in inputs for the unit-of-production method. The unit-of-production method is the basis for the depreciation of oil and gas assets, and is also used in the estimation of future net cash flows as part of the impairment of oil and gas assets. Under JXTG Holdings’ accounting policy, proved and probable developed reserves estimated in accordance with Petroleum Resources Management System 2007 are used for the calculation of unit-of-production. This is defined as the actual volumes produced divided by total proved and probable developed reserves, i.e., the reserves that are recoverable through existing wells with existing equipment and operating methods, applied to the oil and gas assets costs.

Oil and Gas Assets

Oil and gas assets are accounted for using the successful efforts method. Under successful efforts method of accounting, cost incurred in finding, acquiring and developing reserves are capitalized on a field-by-field basis. Capitalized assets are allocated to commercially viable reserves. The expenditure is charged to expense if no commercially viable reserves were discovered.

JXTG Holdings capitalizes the exploration and development costs including acquisition costs of concessions, excavation and construction costs for exploration and evaluation wells, development wells and related production and for the construction of production facilities, costs incurred during the period of construction and the present value of estimated future costs of asset retirement obligations. The capitalized costs are depreciated using a unit-of-production basis at field level over proved and probable developed reserves. Proved and probable developed reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating method. Probable reserves are those additional reserves that are less likely to be recovered than proved reserves but more certain to be recovered than possible reserves.

Oil and gas prices have been volatile which affects the estimation of proved and probable developed reserves. Changes to reserves estimates, in accordance with Petroleum Resources Management System 2007, affect prospectively the amounts of depreciation charges and, consequently, the carrying amounts of oil and gas assets. These reserves estimates are used to assess the future cash flows from JXTG Holdings’ oil and gas operation, which serve as an indicator in determining whether impairment in carrying amount of the assets is required. The expected future cash flows of oil and gas assets are estimated using management’s best estimate of future oil and gas prices, production and reserves volumes or, where appropriate, net expected consideration on disposal.

Impairment of Non-Financial Assets

JXTG Holdings assesses whether there is any indication that an asset may be impaired. If any such indication exists, or in cases where an annual impairment test is required for intangible assets with indefinite useful lives, the recoverable amount of the asset is estimated. In case where the recoverable amount cannot be estimated, it is estimated at the level of the CGU to which the asset belongs. Judgment is required when determining the appropriate grouping of assets into a CGU for impairment testing purposes. Separate CGUs are generally individual items such as service station, field or plant.

If the carrying amount of an asset or CGU exceeds its recoverable amount, an impairment loss is recognized for the excess and the carrying amount is reduced to the recoverable amount. Assets other than goodwill are assessed to determine whether there is any indication that an impairment loss recognized in prior periods may have decreased or may no longer exist. If any such indication exists, the recoverable amount of the asset or the CGU is estimated.

The recoverable amount is determined as the higher of an asset’s fair value less costs of disposal, and its value in use. In determining the fair value less cost of disposal, an appropriate valuation model supported by available fair value indicators and transactions is used. The estimated future cash flows used for the assessment of value in use are discounted to the present value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Estimated future cash flow used for the assessment of value in use are based mainly on management’s internal projections. In these projections, management makes estimates of uncertain matters, such as future commodity prices, production and development costs, field decline rates, current fiscal regimes and outlook for global or regional market supply-and-demand conditions for oil, gas and copper products.

Management considers the following as critical estimates that could negatively affect estimating expected cash flows which could in turn lead to new or additional impairment:

•	significant decrease of commodity price in the market;

•	significant decrease in projected production and reserve volumes;

•	project costs significantly in excess of the amount originally expected.

The factors considered vary for each asset because of the difference in the nature of the assets and in operating circumstances. Due to the significant subjectivity of the assumptions and estimates used for assessment of value in use, this could result in significant impairment events in the future. For oil and gas assets and mining assets, the expected future cash flows are estimated using management’s best estimate of future oil, gas and copper prices, production schedules and plans, and reserves volumes. In the medium to long term, management expects market prices for oil, gas and copper to recover. However, a significant decrease of oil, gas and copper price would be the main trigger event for impairment of related assets.

The overall deterioration of the global economic environment and the increasing pricing competition had led to adverse changes in JXTG Holdings’ expected cash flow. As a result, JXTG Holdings reviewed its assets for impairment and recognized impairment losses of ¥69 billion, ¥319 billion and ¥214 billion for the fiscal years ended March 31, 2017, 2016 and 2015, respectively. For the fiscal year ended March 31, 2017, the impairment losses were mainly derived from oil and gas assets of working interests in oil and gas fields. Of the losses in respect of the Oil and Natural Gas E&P segment, impairment loss of ¥29 billion was recognized upon a decision to exit certain exploration field in the Middle East region as it was no longer believed to be economically viable for production. The loss was equal to the carrying amount of the oil and gas assets. Furthermore, JXTG Holdings recognized impairment losses in relation to oil and gas assets of working interests in other fields due to decreases in the estimated future cash flows of certain oil and gas fields in development or production phase as a result of changes in economic conditions such as foreign exchange rate fluctuations. The impairment losses, including losses related to JXTG Holdings’ restructuring plan for the fiscal year ended March 31, 2016 were primarily derived from the Oil and Natural Gas E&P segment of ¥228 billion and from the Metals segment of ¥82 billion. Impairment loss from the Oil and Natural Gas E&P segment was mainly relating to the several fields in the U.K. North Sea and impairment loss from the Metals segment was mainly relating to the Caserones Copper Mine.

These impairment losses were recognized as a result of significant decline in prices of crude oil, natural gas and copper and revisions to the production plans on main projects, including potential exits of projects. JXTG Holdings’ impairment evaluations are based on assumptions that management considers reasonable.

Assumptions for oil, gas and copper prices for future were estimated using management’s best estimate. However, oil and gas prices and copper prices are volatile. JXTG Holdings performs the sensitivity analysis about impairment loss of the U.K. North Sea and the Caserones Copper Mine.

Assumptions for future crude oil prices for the U.K. North Sea are determined based on term. Short-term (up to approximately 3 years) crude oil prices were estimated using observable future prices, medium-term (up to approximately 8 to 10 years) prices were based on an analysis of the forward curve and long-term (thereafter) prices were based on prior trends and management’s forecast. The sensitivity analysis of the U.K. North Sea was performed based on a $10 per barrel up or down in long-term crude oil price while holding all other assumptions constant. A change in a $10 per barrel in long-term crude oil price would have impacted approximately ¥13 billion on impairment loss for the year ended March 31, 2016.

Assumptions for future copper prices for the Caserones Copper Mine are determined based on term. Short-term (up to approximately 3 years) copper prices were based on observable market prices and estimates, and long-term (thereafter) prices were based on prior trends and management’s forecast. The sensitivity analysis of the Caserones Copper Mine was performed based on a $100 per ton up or down in long-term copper price while holding all other assumptions constant. A change in a $100 per ton in long-term copper price would have impacted approximately ¥12 billion on impairment loss for the year ended March 31, 2016.

The hypothetical impact of future crude oil and copper price fluctuation as of March 31, 2017 would be immaterial on profit before tax in the consolidated statement of profit or loss.

Employee Benefits

JXTG Holdings has both defined benefit plans and defined contribution pension plans. JXTG Holdings’ domestic subsidiaries have defined benefit plans which include defined benefit corporate pension plan, employees’ pension fund scheme, and severance indemnity plan, as well as defined contribution plans which include the defined contribution corporate pension plan. Defined benefit plans are usually based on the point system. Employees may be paid special additional benefits on retirement. Certain foreign subsidiaries also have defined benefit plans and defined contribution plans.

Liabilities for retirement benefits recognized in the consolidated statement of financial position in respect of defined benefit plans is the present value of retirement benefit obligations less the fair value of plan assets at the end of reporting period. The present value of retirement benefit obligations is evaluated with reference to certain assumptions including discount rates, inflation rates, expected rates of salary increases, retirement rates and mortality rates. For components of defined benefit cost, service costs and the net interest on the net defined benefit liability are recognized in profit or loss. Measurements, which include actuarial gains and losses arising from differences between estimates and actual experience, and changes in actuarial assumptions, are recognized in other comprehensive income in the period in which they arise. Such measurements are not reclassified to profit or loss but are reclassified to retained earnings immediately. Assumptions are evaluated at least annually, or at the time when events occur or circumstances change and these events or changes could have a significant effect on these critical assumptions. While management believes that the assumptions used are appropriate, differences in actual results or changes in assumptions may affect JXTG Holdings’ future defined benefit costs and liabilities for retirement benefits. The components of plan assets included both domestic and foreign equity investments and bonds.

Discount rates, one of the key assumptions in the determination of defined benefit costs and liabilities for retirement benefits, used as of March 31, 2017 and 2016 were 0.3% and 0.2%, respectively. The discount rate used is equivalent to the market yields of high quality corporate bonds that have maturity terms approximating those of the future pension obligations. While holding all other assumptions constant, an increase of 0.5% in the discount rate would result in a decrease of ¥14 billion and ¥15 billion in the present value of retirement benefit obligations as of March 31, 2017 and 2016. A decrease of 0.5% in the discount rate would result in an increase of ¥15 billion and ¥14 billion in the present value of retirement benefit obligations as of March 31, 2017 and 2016, respectively.

Income Taxes

The computation of JXTG Holdings’ income taxes involves the interpretation of applicable tax laws and regulations in various jurisdictions in which JXTG Holdings operates. Significant judgment is required in determining the provision for income taxes in such jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain and it is difficult to predict the ultimate outcome.

JXTG Holdings recognizes liabilities for uncertain tax positions based on estimates of whether additional obligations will be due. Where the final outcome of these matters varies from the recorded amounts, such differences may have a material impact on the consolidated financial statements. The quality of these estimates is based on management’s ability to maintain compliance with changing tax regulations and, in the case of deferred tax assets, management’s ability to project future earnings that may ultimately apply loss carryforward positions against future income taxes.

Deferred tax assets are recognized only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those assets are likely to be realized, judgment as to whether or not there will be sufficient taxable profits, including reversal of taxable temporary differences, or tax planning opportunities, available in connection with the asset’s realization. The amount is calculated by reasonably estimating the timing and amount of future taxable income which is authorized by JXTG Holdings’ management, against deductible temporary differences, unused tax credits and unused tax losses carryforward. Deferred tax assets are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that the related tax benefits will be realized. Entities in the JXTG Holdings that have suffered a loss in either the current or preceding period, recognize deferred tax assets based on the recoverability considering the probability of the generation of future taxable income and the expiration dates of the related net operating loss carryforwards. Deferred tax assets recognized were ¥74 billion and ¥199 billion as of March 31, 2017 and 2016, respectively, based primarily on forecasted earnings in the near term. Deductible temporary differences and unused tax losses carryforward for which no deferred tax assets were recognized as of March 31, 2017 increased due to a decline in estimated future taxable income.

Fair Value Measurements and Disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). JXTG Holdings categorizes assets and liabilities measured at fair value into one of three levels depending on the ability to observe inputs in connection with their measurement. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs that are observable, either directly or indirectly, other than quoted prices included within level 1 for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability reflecting significant modifications to observable related market data or JXTG Holdings’ assumptions about pricing by market participants.

When determining the fair value measurement, JXTG Holdings considers the particular asset or liability to be measured, the market in which an orderly transaction would take place for the asset or liability, the appropriate valuation techniques to use when measuring fair value, and for a non-financial asset, the highest and best use of the asset and whether the asset is used in combination with other assets or on a stand-alone basis.

Where disclosures are required to be provided for an asset or liability, JXTG Holdings determines the nature, characteristics and risks of the asset or liability, and the level of the fair value hierarchy within which the fair value measurement is categorized.

JXTG Holdings measures financial assets that do not have quoted prices in active markets at fair value, which are categorized into financial assets at fair value through other comprehensive income, using appropriate valuation approaches such as discounted cash flow method or comparable companies approach. For using these approaches, certain assumptions are made for future cash flows calculation. These assumptions are based on the best estimates and judgments made by management; however, it is possible that these assumptions may be affected by changes in uncertain future economic conditions. Where adjustment is required, such adjustment may have a material impact on the consolidated financial statements.

Standards and Interpretations that have been issued but not yet adopted

See Note 5 to JXTG Holdings’ audited annual consolidated financial statements included elsewhere in this annual report for a discussion of standards and interpretations that have been issued but not yet adopted by JXTG Holdings.

Results of Operations

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Revenue

Revenue for the fiscal year ended March 31, 2017 was ¥7,025 billion, a decrease of ¥506 billion or 6.7% from the previous fiscal year. This was primarily due to a decrease in revenue from the Energy segment of ¥437 billion. This decrease in revenue was primarily due to a decline in demand for gasoline as a result of the spread of fuel-efficient cars and a decline in demand for fuel oil C. Average sales prices of refined petroleum products for the year ended March 31, 2017 decreased by approximately 6% due to a stronger yen, compared to the previous fiscal year. Sales volume of refined petroleum products for the year ended March 31, 2017 slightly decreased by 2%. To a lesser extent, the decrease in revenue was also attributable to decreased sales prices in the Oil and Natural Gas E&P segment.

Cost of Sales

The cost of sales for the fiscal year ended March 31, 2017 was ¥6,083 billion, a decrease of ¥880 billion or 12.6% from the previous fiscal year.

In the fiscal year ended March 31, 2017, the beginning balance of inventory which mainly consisted of the government regulated stockpile of crude oil, reflected Dubai crude oil prices at $34.90 per barrel. Crude oil prices generally increased throughout the year and ended at nearly $50.70 per barrel at the end of the fiscal year. The inventory recorded at the time of relatively lower crude oil prices resulted in a lower average cost of inventory and had a favorable impact on JXTG Holdings’ cost of sales. Conversely, in the fiscal year end March 31, 2016, the impact was unfavorable on the cost of sales due to the decline of crude oil prices. In this operating environment, JXTG Holdings recognized reversal of inventory write-down of ¥36 billion for the year ended March 31, 2017, while it recognized reversal of inventory write-down of ¥9 billion for the year ended March 31, 2016.

Gross Profit

Gross profit for the fiscal year ended March 31, 2017 was ¥942 billion, an increase of ¥375 billion or 66.0% from the previous fiscal year, as a result of the decrease in cost of sales mainly derived from inventory valuation factors being more than the decrease of revenue as described above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year ended March 31, 2017 were ¥645 billion, an increase of ¥19 billion or 3.1% from the previous fiscal year, due to the increase in sundry tax, freight and other administration cost. During the fiscal year ended March 31, 2017, selling, general and administrative expenses accounted for 9.2%, of revenue, compared to 8.3% for the previous fiscal year.

Share of Profit of Investments Accounted for Using the Equity Method

Share of profit of investments accounted for using the equity method for the fiscal year ended March 31, 2017 was ¥26 billion, an increase of ¥11 billion, or 79.6%, from the previous fiscal year, primarily due to the impact of an increase in profit as a result of inventory valuation factors on the earnings from the investments in the Energy segment.

Operating Profit (Loss)

Operating profit for the fiscal year ended March 31, 2017 was ¥271 billion, a change of ¥622 billion from operating loss of ¥351 billion in the previous fiscal year, while gross profit increased by ¥375 billion compared to the previous fiscal year. This was due to a decrease in impairment loss in the Oil and Natural Gas E&P segment and the Metals segment. Of the impairment losses of ¥69 billion for the year ended March 31, 2017, ¥55 billion was from Oil and Natural Gas E&P segment, mainly resulting from the decision to exit certain exploration field in the Middle East region.

Profit (Loss) before Tax

Profit before tax for the fiscal year ended March 31, 2017 was ¥249 billion, a change of ¥607 billion from loss before taxes of ¥358 billion in the previous fiscal year. This was due to the operation results above and foreign currency exchange impact in the previous fiscal year. Foreign currency exchange impact for the year ended March 31, 2017 was immaterial, while there was foreign currency exchange gain of ¥8 billion for the year ended March 31, 2016.

Income Tax Expense (Benefit)

Income tax expense for the fiscal year ended March 31, 2017 was ¥99 billion, while the income tax benefit for the fiscal year ended March 31, 2016 was ¥48 billion. This was due to an increase in deferred tax expenses arising from the write-down of deferred tax assets, which was offset by a significant increase in the deferred tax charge. The effective statutory tax rates for the fiscal years ended March 31, 2017 and 2016 were 30.9% and 33.1% respectively.

Profit (Loss) for the year

As a result of the above, profit for the fiscal year ended March 31, 2017 was ¥150 billion, a change of ¥460 billion from a loss of ¥310 billion in the previous fiscal year.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Revenue

Revenue for the fiscal year ended March 31, 2016 was ¥7,531 billion, a decrease of ¥2,032 billion or 21.2% from the previous fiscal year. This was primarily due to a decrease in revenue from the Energy segment of ¥1,905 billion. This decrease in revenue was primarily due to a decline in the sales prices of refined petroleum products. Average sales prices of refined petroleum products for the year ended March 31, 2016 decreased by approximately 34% compared to the previous fiscal year. Conversely, sales volume of refined petroleum products for the year ended March 31, 2016 slightly increased by 1.8%. To a lesser extent, the decrease in revenue was also attributable to decreased sales prices in the Oil and Natural Gas E&P segment and the Metals segment, as crude oil prices declined and copper prices declined as a result of a slowdown in the Chinese economy and the strong dollar.

Cost of Sales

The cost of sales for the fiscal year ended March 31, 2016 was ¥6,963 billion, a decrease of ¥2,152 billion or 23.6% from the previous fiscal year, mainly due to the sharp decline in crude oil and copper prices.

In the fiscal year ended March 31, 2016, the beginning balance of inventory, which mainly consisted of the government regulated stockpile of crude oil, reflected Dubai crude oil prices at $53.39 per barrel. Crude oil prices generally decreased throughout the year and ended at nearly $34.90 per barrel at the end of the fiscal year. The inventory recorded at the time of relatively higher crude oil prices resulted in a higher average cost of inventory and had an unfavorable impact on JXTG Holdings’ cost of sales. However, this impact was less than the impact from inventory valuation factors in the fiscal year ended March 31, 2015, during which period crude oil prices decreased even more sharply than they did in the fiscal year ended March 31, 2016. In this operating environment, JXTG Holdings recognized reversal of inventory write-down of ¥9 billion for the year ended March 31, 2016, while it recognized the inventory write-down of ¥34 billion for the year ended March 31, 2015.

Gross Profit

Gross profit for the fiscal year ended March 31, 2016 was ¥568 billion, an increase of ¥120 billion or 26.9% from the previous fiscal year, because the decrease of cost of sales mainly derived from inventory valuation factors was more than the decrease of revenue as described above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year ended March 31, 2016 were ¥626 billion, an increase of ¥2 billion or 0.4% from the previous fiscal year, due to the larger operation scale in the Caserones Copper Mine project. During the fiscal year ended March 31, 2016, selling, general and administrative expenses accounted for 8.3%, of revenue, compared to 6.5% for the previous fiscal year.

Share of Profit of Investments Accounted for Using the Equity Method

Share of profit of investments accounted for using the equity method for the fiscal year ended March 31, 2016 was ¥14 billion, a decrease of ¥23 billion, or 62.2%, from the previous fiscal year, due to the impact of the decline in crude oil and copper prices on the earnings from the investments in the upstream business.

Operating Loss

Operating loss for the fiscal year ended March 31, 2016 was ¥351 billion, an increase of ¥86 billion or 32.4% from the previous fiscal year, while gross profit increased by ¥120 billion compared to the previous fiscal year. This was due to an increase in impairment losses of ¥105 billion, a decrease in disposal gain of property, plant and equipment of ¥49 billion, a decrease in dividend income of ¥22 billion and a decrease in share of profit of investments accounted for using the equity method of ¥23 billion. Of the impairment losses of ¥319 billion for the year ended March 31, 2016, ¥228 billion was from the Oil and Natural Gas E&P segment, mainly relating to the several fields in the U.K. North Sea, and ¥82 billion was from the Metals segment, mainly relating to the Caserones Copper Mine as a result of significant decline in prices of crude oil, natural gas and copper and revisions to the production plans on main projects, including potential exits of projects.

Loss before Tax

Loss before tax for the fiscal year ended March 31, 2016 was ¥358 billion, an increase of ¥55 billion or 18.3% from the previous fiscal year. This was due to the operation results above and foreign currency exchange impact. There was foreign currency exchange gain of ¥8 billion for the year ended March 31, 2016, while there was foreign currency exchange loss of ¥16 billion for the year ended March 31, 2015.

Income Tax (Benefit) Expense

Income tax benefit for the fiscal year ended March 31, 2016 was ¥48 billion, though income tax expense for the fiscal year ended March 31, 2015 was ¥3 billion. This was due to changes in unrecognized deferred tax assets. The effective statutory tax rates for the fiscal years ended March 31, 2016 and 2015 were 33.1% and 35.6%, respectively. The change in the effective statutory tax rate was due to reform of the Income Tax Act.

Loss for the year

As a result of the above, loss for the year for the fiscal year ended March 31, 2016 was ¥310 billion, an increase of ¥4 billion or 1.4% from the previous fiscal year.

Segment Information

According to IFRS for Segment Reporting, operating segments are components of an entity for which separate financial information is available and that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The business of JXTG Holdings is divided into three operating segments (Energy; Oil and Natural Gas E&P; and Metals), which are also reportable segments. Other business activities include relatively less significant businesses. JXTG Holdings evaluates the performance of its operating segments based on the measure of operating profit.

The following table summarizes revenue and segment profit (loss) for the fiscal years ended March 31, 2017, 2016 and 2015 by reportable segments and other business activities. This information is derived from JXTG Holdings’ management reports. For more information, see Note 6 to JXTG Holdings’ audited annual consolidated financial statements included elsewhere in this annual report.

Fiscal Year Ended March 31, 2017	Energy	Oil and Natural Gas E&P	Metals	Total of Reportable Segments	Other business activities	Eliminations	Consolidated Total
	(Millions of yen)
Revenue from external customers	¥5,579,934	¥144,443	¥868,954	¥6,593,331	¥431,731	¥—	¥7,025,062
Segment profit (loss)	238,387	(48,188)	27,442	217,641	47,112	6,385	271,138

Fiscal Year Ended March 31, 2016	Energy	Oil and Natural Gas E&P	Metals	Total of Reportable Segments	Other business activities	Eliminations	Consolidated Total
	(Millions of yen)
Revenue from external customers	¥6,017,201	¥176,857	¥874,331	¥7,068,389	¥462,506	¥—	¥7,530,895
Segment profit (loss)	(104,004)	(225,758)	(69,274)	(399,036)	44,800	3,515	(350,721)

Fiscal Year Ended March 31, 2015	Energy	Oil and Natural Gas E&P	Metals	Total of Reportable Segments	Other business activities	Eliminations	Consolidated Total
	(Millions of yen)
Revenue from external customers	¥7,922,504	¥240,156	¥955,670	¥9,118,330	¥444,208	¥—	¥9,562,538
Segment profit (loss)	(253,839)	(51,709)	(3,510)	(309,058)	41,428	2,656	(264,974)

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Energy

Revenue from the Energy segment for the fiscal year ended March 31, 2017 was ¥5,580 billion, a decrease of ¥437 billion or 7.3% from the previous fiscal year, due to a decline in demand for gasoline as a result of the spread of fuel-efficient cars and a decline in demand for fuel oil C, and a stronger yen.

Segment profit from the Energy segment for the fiscal year ended March 31, 2017 was ¥238 billion, a change of ¥342 billion from the segment loss of ¥104 billion in the previous fiscal year, due to the decrease in loss as a result of inventory valuation factors in the Energy segment.

Oil and Natural Gas E&P

Revenue from the Oil and Natural Gas E&P segment for the fiscal year ended March 31, 2017 was ¥144 billion, a decrease of ¥32 billion or 18.3% from the previous fiscal year, due to a decrease in sales prices and a stronger yen.

Segment loss from the Oil and Natural Gas E&P segment for the fiscal year ended March 31, 2017 was ¥48 billion, a decrease of ¥178 billion or 78.7% from the previous fiscal year, due to a decrease in impairment loss compared to the prior fiscal year. In addition, efforts to reduce operating and other costs contributed to a decrease in segment loss.

Metals

Revenue from the Metals segment for the fiscal year ended March 31, 2017 was ¥869 billion, which was the same level as in the previous fiscal year, due to the increase of sale volume of copper concentrates, which was offset by a stronger yen.

Segment profit from the Metals segment for the fiscal year ended March 31, 2017 was ¥27 billion, a change of ¥97 billion from the segment loss of ¥69 billion in the previous fiscal year, due to a decrease in impairment loss.

Other Business Activities

Revenue from other business activities for the fiscal year ended March 31, 2017 was ¥432 billion, a decrease of ¥31 billion or 6.7% from the previous fiscal year, due to a decrease in revenue from construction and public civil engineering work.

Segment profit from other business activities for the fiscal year ended March 31, 2017 was ¥47 billion, an increase of ¥2 billion or 5.2% from the previous fiscal year, mainly due to reduction of costs and increased efficiency, which was only partially offset by decrease in revenue.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Energy

Revenue from the Energy segment for the fiscal year ended March 31, 2016 was ¥6,017 billion, a decrease of ¥1,905 billion or 24.0% from the previous fiscal year, due to a decline in sales prices of refined petroleum products, caused by the oversupply of crude oil from major oil producing countries and weak domestic demand due to the spread of fuel-efficient cars and advancement of fuel conversion. This was partially offset by an increase in sales volume of refined petroleum products caused by lower sales prices.

Segment loss from the Energy segment for the fiscal year ended March 31, 2016 was ¥104 billion, a decrease of ¥150 billion or 59.0% from the previous fiscal year, due to the decrease in loss as a result of inventory valuation factors and a decrease in refining costs as a result of better cost management, including supply chain management. Improved petrochemical product margins as a result of a sharp drop in crude oil price decreasing the utility cost also contributed to the decrease in segment loss from the Energy segment.

Oil and Natural Gas E&P

Revenue from the Oil and Natural Gas E&P segment for the fiscal year ended March 31, 2016 was ¥177 billion, a decrease of ¥63 billion or 26.4% from the previous fiscal year, due to a significant decline in the sales prices of crude oil and natural gas caused by the significant decrease in the average spot market prices compared to the prior fiscal year. This was partially offset by an increase in production volume due to contributions from the LNG project in Papua New Guinea and the Kinnoull field in the U.K. North Sea, each of which commenced production in the previous fiscal year.

Segment loss from the Oil and Natural Gas E&P segment for the fiscal year ended March 31, 2016 was ¥226 billion, an increase of ¥174 billion or 336.6% from the previous fiscal year, due to the increase in impairment loss and the decrease in revenue as a result of a drop in crude oil price compared to the prior fiscal year, partially offset by a reduction in certain costs achieved by decreasing material procurement costs and by improved work efficiency.

Metals

Revenue from the Metals segment for the fiscal year ended March 31, 2016 was ¥874 billion, a decrease of ¥81 billion or 8.5% from the previous fiscal year, due to a decrease in copper sales price.

Segment loss from the Metals segment for the fiscal year ended March 31, 2016 was ¥69 billion, an increase of ¥66 billion or 1,873.6% from the previous fiscal year, due to an increase in impairment loss and the decrease in revenue compared to the prior fiscal year.

Other Business Activities

Revenue from other business activities for the fiscal year ended March 31, 2016 was ¥463 billion, an increase of ¥18 billion or 4.1% from the previous fiscal year, due to an increase in revenue from construction and public civil engineering work.

Segment profit from other business activities for the fiscal year ended March 31, 2016 was ¥45 billion, an increase of ¥3 billion or 8.1% from the previous fiscal year, mainly due to an increase in volume of construction and engineering work, an increase in sales of asphalt mixture and other products and a reduction of costs and increased efficiency.

Geographic Information

The following tables summarize JXTG Holdings’ revenue and non-current assets by geographic areas for and as of the fiscal years ended March 31, 2017, 2016 and 2015. For the purpose of presenting its operations in geographic areas below, JXTG Holdings attributes revenue from external customers to individual countries in each area based on where products are sold and services are provided, and attributes assets based on where assets are located.

Revenue from external customers by country or geographic area was as follows:

	Fiscal Year Ended March 31,
	2017	2016	2015
	(Millions of yen)
Japan	¥5,789,139	¥6,246,601	¥8,139,283
China	453,601	543,443	546,601
Other	782,322	740,851	876,654

Total	¥7,025,062	¥7,530,895	¥9,562,538

(*)	Revenue is calculated based on the customers’ locations, and is categorized into countries or regions. Non-current assets by geographic area are as follows:

	As of March 31,
	2017	2016
	(Millions of yen)
Japan	¥1,932,042	¥1,936,122
Chile	460,669	479,187
Other	670,084	715,712

Total	¥3,062,795	¥3,131,021

(*)	Non-current assets exclude financial instruments, deferred tax assets and assets for retirement benefits.

Financial Condition

March 31, 2017 Compared to March 31, 2016

JXTG Holdings’ total assets as of March 31, 2017 were ¥6,793 billion, a decrease of ¥36 billion, or 0.5%, compared to March 31, 2016. The decrease was primarily due to a decrease in property, plant and equipment resulting from the impairment loss principally relating to the Oil and Natural Gas E&P segment.

Total liabilities as of March 31, 2017 were ¥4,653 billion, a decrease of ¥148 billion, or 3.1%, compared to March 31, 2016. Total current liabilities as of March 31, 2017 were ¥2,599 billion, a decrease of ¥164 billion, or 5.9%, compared to March 31, 2016. The decrease was primarily due to a decrease in trade and other payables, and short-term bonds and borrowings resulting from the improvement of working capital. Non-current liabilities as of March 31, 2017 were ¥2,054 billion, an increase of ¥16 billion, or 0.8%, compared to March 31, 2016. The increase was primarily due to an increase in long-term bonds and borrowings.

Total equity attributable to owners of the parent increased by ¥124 billion, or 7.8%, to ¥1,707 billion in the fiscal year ended March 31, 2017, primarily due to profit for the year of ¥150 billion.

As a result of the profit during the year, the stockholders’ equity ratio increased by 1.9 percentage points as of the fiscal year ended March 31, 2017, to 25.1%, and the current ratio increased from 0.97 to 1.05.

Liquidity and Capital Resources

Cash Flows

The following table shows JXTG Holdings’ cash flow data for the fiscal years ended March 31, 2017, 2016 and 2015:

	Fiscal Year Ended March 31,
	2017	2016	2015
	(Millions of yen)
Cash and cash equivalents at beginning of the year	¥532,273	¥380,631	¥295,634
Net cash flows from operating activities	225,781	589,070	739,548
Net cash flows used in investing activities	(251,910)	(322,034)	(416,333)
Net cash flows used in financing activities	(138,310)	(112,638)	(254,621)
Net foreign exchange differences of cash and cash equivalents	(24,271)	(2,756)	16,403
Net (decrease) increase in cash and cash equivalents	(164,439)	154,398	68,594
Cash and cash equivalents included in assets held for sale	(524)	—	—
Cash and cash equivalents at end of the year	343,039	532,273	380,631

Fiscal Year Ended March 31, 2017 Compared to Financial Year Ended March 31, 2016

Net cash flows from operating activities for the fiscal year ended March 31, 2017 totaled ¥226 billion, compared with ¥589 billion in the previous fiscal year. The decrease was primarily due to an increase in inventories and trade and other receivables arising from the increase of crude oil and copper prices throughout the fiscal year, as compared to the previous fiscal year. This was partially offset by a change in profit (loss) before tax.

Net cash flows used in investing activities during the fiscal year ended March 31, 2017 totaled ¥252 billion, compared with ¥322 billion in the previous fiscal year. The decrease was primarily due to the decrease in acquisition of property, plant and equipment and oil and gas assets.

Net cash flows used in financing activities for the fiscal year ended March 31, 2017 totaled ¥138 billion, compared with ¥113 billion in the previous fiscal year. The increase was primarily due to a decrease in short-term borrowings and commercial paper.

Cash and cash equivalents totaled ¥343 billion, compared with ¥532 billion in the previous fiscal year. Cash and cash equivalents are held primarily in yen.

Capital expenditures were ¥288 billion and ¥367 billion for the fiscal years ended March 31, 2017 and 2016, respectively. Capital expenditures for the fiscal year ended March 31, 2017 consisted mainly of improvement and expansion of sales network, capital improvement at refineries, additional development investments in the Oil and Natural Gas E&P segment and acquisition of real estate. In the fiscal year ending March 31, 2018, JXTG Holdings plans to invest approximately ¥400 billion in capital expenditures.

In the Energy segment, JXTG Holdings invested in service stations to improve and expand its sales network.

In the Oil and Natural Gas E&P segment, JXTG Holdings invested in additional development investments in oil and gas fields and conducted exploration operations.

In the Metals segment, JXTG Holdings invested in copper resource development and smelting and refining business.

For information on JXTG Holdings’ current material commitments for capital expenditures, see “Business of JXTG Holdings—Material Commitments for Capital Expenditures.”

Fiscal Year Ended March 31, 2016 Compared to Financial Year Ended March 31, 2015

Net cash flows from operating activities for the fiscal year ended March 31, 2016 totaled ¥589 billion, compared with ¥740 billion in the previous fiscal year. The decrease was primarily due to a decrease in inventories and trade and other receivables arising from lower crude oil and copper prices toward the end of the fiscal year, as compared to the end of the previous fiscal year.

Net cash flows used in investing activities during the fiscal year ended March 31, 2016 totaled ¥322 billion, compared with ¥416 billion in the previous fiscal year. The decrease was primarily due to the decrease in acquisition of property, plant and equipment, oil and gas assets and in acquisition of financial assets.

Net cash flows used in financing activities for the fiscal year ended March 31, 2016 totaled ¥113 billion, compared with ¥255 billion in the previous fiscal year. The decrease was primarily due to a decrease in short-term borrowings and commercial paper arising from lower working capital requirements as a result of lower crude oil prices, partially offset by an increase in proceeds from long-term borrowings.

Cash and cash equivalents totaled ¥532 billion, compared with ¥381 billion in the previous fiscal year. Cash and cash equivalents are held primarily in yen.

Capital expenditures were ¥367 billion and ¥491 billion for the fiscal years ended March 31, 2016 and 2015, respectively. Capital expenditures for the fiscal year ended March 31, 2016 consisted primarily of improvement and expansion of sales network, capital improvement at refineries, additional development investments in the Oil and Natural Gas E&P segment and acquisition of real estate. In the fiscal year ending March 31, 2017, JXTG Holdings planned to invest approximately ¥438 billion in capital expenditures.

In the Energy segment, JXTG Holdings invested in service stations to improve and expand its sales network.

In the Oil and Natural Gas E&P segment, JXTG Holdings invested in additional development investments in oil and gas fields and conducted exploration operations.

In the Metals segment, JXTG Holdings invested in copper resource development, smelting and refining business.

Dividends and Repurchase of Common Stock

JXTG Holdings paid total dividends of ¥40 billion during each of the fiscal years ended March 31, 2017, 2016 and 2015. JXTG Holdings declared dividends of ¥16.0 per share for the fiscal years ended March 31, 2017, 2016 and 2015. For more information related to dividends of JXTG Holdings, see “Item 10. Additional Information—Memorandum and Articles of Incorporation—Dividends.”

During the fiscal year ended March 31, 2017, JXTG Holdings repurchased 78 thousand shares of common stock at a cost of ¥31 million.

Liquidity

As of March 31, 2017, JXTG Holdings’ working capital excess, defined as the excess of current assets over current liabilities, was ¥117 billion, compared with the working capital deficiency of ¥90 billion as of March 31, 2016. The increase in working capital was primarily due to an increase of inventories resulting from the increase in crude oil and copper prices and decrease of bonds and borrowings.

JXTG Holdings has commitment line agreements with financial institutions in the amount of ¥450 billion that can be used for working capital. There were no borrowings under these commitment lines as of March 31, 2017. JXTG Holdings may lose access to credit under its committed credit facilities in the event that it fails to maintain its credit ratings or net assets at or above specified thresholds. As of March 31, 2017, JXTG Holdings was not in violation of any of these covenants and does not expect to be in violation in the near future.

JXTG Holdings believes that funds generated internally from operations, borrowings from financial institutions and proceeds from issuances of unsecured debt will be sufficient to meet its cash requirements, which includes working capital, capital expenditures, investments and debt service, for the next twelve months.

Financing Activities

JXTG Holdings finances a portion of its capital requirements with the proceeds from short-term borrowings and long-term borrowings.

As of March 31, 2017, JXTG Holdings’ outstanding bonds and borrowings were ¥2,433 billion, a decrease of ¥107 billion, or 4.2%, from March 31, 2016. This change was primarily due to a decrease in short-term borrowings and commercial paper of ¥164 billion, which was partially offset by an increase in long-term borrowings. JXTG Holdings’ bonds and borrowings are primarily denominated in yen.

A portion of JXTG Holdings’ short-term borrowings and long-term borrowings has restrictions on the use of proceeds, including low-interest loans it receives from government-owned entities such as Japan Bank for International Cooperation, Development Bank of Japan, and Japan Oil, Gas and Metals National Corporation. Such loans may only be used for exploration, evaluation and development of oil and gas fields, capital investments in refineries and financings of the government regulated stockpile.

JXTG Holdings’ funding and treasury policy is generally flexible and raises necessary funds through short-term borrowings, long-term borrowings or otherwise, depending on the working capital needs, market conditions and terms and conditions made available to JXTG Holdings.

Long-Term Debt

	As of March 31,
	2017	2016
	(Millions of yen)
Borrowings from banks, life insurance companies and government agencies, due through 2036 at interest rates ranging from 0.08% to 4.42%
Secured	¥167,982	¥192,072
Unsecured	1,377,247	1,307,038
Unsecured bonds denominated in yen, due through 2036, at interest rates ranging from 0.07% to 2.32%	215,000	205,000
Finance lease obligations
Due 2017 to 2037 with a weighted-average interest rate of 7.19%	34,397	40,378

	1,794,626	1,744,488
Less current portion	(194,150)	(168,029)

	¥1,600,476	¥1,576,459

As of March 31, 2017, the weighted-average interest rate of JXTG Holdings’ long-term bonds and borrowings was 1.26%. As of March 31, 2017, JXTG Holdings had finance lease obligations of ¥34 billion with a weighted-average interest rate of 7.19%.

As of March 31, 2017 and 2016, JXTG Holdings’ assets pledged as collateral for its long-term debt or other debt amounted to ¥1,318 billion and ¥1,300 billion, respectively.

Short-Term Borrowings and Commercial Paper

JXTG Holdings’ short-term borrowings are primarily unsecured and generally represent borrowings from banks, with a weighted-average interest rate of 0.14% and 0.17% for the fiscal years ended March 31, 2017 and 2016, respectively. JXTG Holdings’ commercial paper had a weighted-average interest rate of 0.00% and 0.03% for the fiscal years ended March 31, 2017 and 2016. JXTG Holdings’ outstanding short-term borrowings were ¥440 billion and ¥588 billion as of March 31, 2017 and 2016, respectively. JXTG Holdings’ outstanding commercial paper was ¥232 billion and ¥248 billion as of March 31, 2017 and 2016, respectively.

Working Capital

JXTG Holdings requires substantial funds for working capital. JXTG Holdings’ working capital needs are primarily for operating expenses, including the purchase of crude oil, manufacturing expenses, employee expenses, advertising, rent, property, building and equipment maintenance and research and development. As the purchase of crude oil comprises a large part of JXTG Holdings’ working capital needs, working capital generally fluctuates with changes in crude oil prices. JXTG Holdings requires working capital to procure crude oil and to pay for its transportation costs prior to receiving revenue generated from it, and to also maintain certain inventory levels at all times in order to satisfy Japanese law and regulations by storing a stockpile of crude oil and refined petroleum products amounting to 70 days’ equivalent of oil it sold in Japan in the past 12 months.

Contractual Obligations and Commitments

As of March 31, 2017, JXTG Holdings’ contractual obligations and commitments were as follows:

	Payments Due by Period
Contractual Obligation and Commitments	Total	Less than 1 Year	1-5 Years	More than 5 Years
	(Millions of yen)
Bonds and long-term borrowings	¥1,760,229	¥190,158	¥760,832	¥809,239
Finance lease obligations(1)	34,397	3,992	10,292	20,113
Operating lease(1)	135,991	27,042	56,637	52,312
Purchase commitments(2)	14,606	2,140	12,466	—

Total	¥1,945,223	¥223,332	¥840,227	¥881,664

(1)	JXTG Holdings leases property, plant and equipment and intangible assets pursuant to finance lease and operating lease transactions.
(2)	A purchase commitment is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transactions. JXTG Holdings has various commitments to purchase in the ordinary course of business, mainly related to the acquisition of the power generation facility. Other not significant purchase commitments relate to capital improvement at refineries. Most of JXTG Holdings’ purchase commitments are based on market prices or formulas based on market prices and generally include fixed or minimum volume requirements. The purchase commitment amounts in the table above are based on the minimum quantities to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts to be paid may vary significantly from the amounts presented.

Research and Development

JXTG Holdings engages in a wide range of research and development activities in various areas, including refining technologies, chemicals, lubricants, next-generation power sources, mining technologies, electronic materials, recycling metal resources and other areas. See “Business of JXTG Holdings—Research and Development.”

JXTG Holdings’ research and development costs were ¥21 billion in each of the fiscal years ended March 31, 2017, 2016 and 2015.

Off-Balance Sheet Arrangements

JXTG Holdings provides bank-loan guarantees for its employees, associates and joint ventures. The guarantees for the employees are principally made for their housing loans with a contract period of 2 to 30 years. The guarantees to associates and joint ventures are principally made for their net operating cash flows and project financing with contract period ranging from 1 to 25 years. JXTG Holdings is required to make payments to the guaranteed parties in the events that the borrowers fail to fulfill the obligations under the contracts and JXTG Holdings is exposed to a maximum potential future payment of ¥60 billion and ¥55 billion as of March 31, 2017 and 2016, respectively.

Item 6. Directors, Senior Management and Employees

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Except as otherwise noted below, the following tables show information about the directors of JXTG Holdings as of June 28, 2017. The term of office of each director listed below will expire at the end of the annual general meeting of JXTG Holdings’ shareholders to be held in 2018:

Name	Position	Date of Birth	Number of Shares Owned as of April 1, 2017	Percentage Ownership as of April 1, 2017
Yasushi Kimura	Representative Director and Chairman of the Board	February 28, 1948	108,910	*
Yukio Uchida	Representative Director and President	January 20, 1951	79,500	*
Jun Mutoh	Representative Director and Executive Vice President	August 20, 1959	95,370	*
Junichi Kawada	Director and Executive Vice President	September 26, 1955	97,680	*
Yasushi Onoda	Director and Senior Vice President	December 30, 1962	44,880	*
Hiroji Adachi	Director and Senior Vice President	September 1, 1956	50,560	*
Katsuyuki Ota	Director and Executive Officer	May 26, 1958	30,307	*
Tsutomu Sugimori	Director (Part-time)	October 21, 1955	54,530	*
Takashi Hirose	Director (Part-time)	March 29, 1961	49,980	*
Shunsaku Miyake	Director (Part-time)	June 2, 1952	84,670	*
Shigeru Oi	Director (Part-time)	August 3, 1953	21,300	*
Satoshi Taguchi	Director (Part-time)	August 11, 1957	30,368	*

*	Shares held represent less than 1% of the total number of outstanding shares of common stock of JXTG Holdings.

Yasushi Kimura joined Nippon Oil, a predecessor of JXTG Holdings, in April 1970 and was elected to the board of directors of Nippon Oil in June 2002. At Nippon Oil, Mr. Kimura became a Director and Senior Vice President of the Energy Solution Division in June 2007. Mr. Kimura was elected to JXTG Holdings’ board of directors in April 2010 and was appointed Representative Director and Chairman of the Board in June 2012. Mr. Kimura serves as President of the Petroleum Association of Japan and as the Vice Chairman of KEIDANREN (Japan Business Federation).

Yukio Uchida joined Nippon Mining, a predecessor of JXTG Holdings, in April 1973 and served in various positions within Nippon Mining before his election to the board of directors of Nippon Mining in June 2004. Mr. Uchida became Director and Executive Vice President of JXTG Holdings in June 2014, and was appointed Representative Director and President in June 2015.

Jun Mutoh joined General Sekiyu K.K., a predecessor of TonenGeneral, in April 1982. Mr. Mutoh served in various positions at TonenGeneral, including as Representative Director and Managing Director and was appointed Representative Director and President of TonenGeneral in June 2012. Mr. Mutoh was elected to the board of directors of JXTG Holdings in April 2017 in connection with the business integration between JXTG Holdings and TonenGeneral.

Junichi Kawada joined Nippon Oil in April 1978 and was appointed Executive Officer in June 2007. At Nippon Oil, Mr. Kawada was appointed General Manager of the General Administration Department in the Corporate Management Division II in June 2004. Mr. Kawada was appointed Director and Senior Vice President of JXTG Holdings in April 2010 and Director and Executive Vice President in June 2015.

Yasushi Onoda joined Tonen Corporation, a predecessor of TonenGeneral, in April 1985. Mr. Onoda served in various positions at TonenGeneral, including as Director and Managing Director and was appointed Senior Managing Director of TonenGeneral in March 2016. Mr. Onoda was elected to the board of directors of JXTG Holdings in April 2017 in connection with the business integration between JXTG Holdings and TonenGeneral.

Hiroji Adachi joined Nippon Oil in April 1982 and served in various positions within JX Nippon Oil & Energy including Senior Vice President. Mr. Adachi was elected to the board of directors of JXTG Holdings in June 2015.

Katsuyuki Ota joined Nippon Oil in April 1982. Mr. Ota became General Manager of Controller Department in April 2010. Mr. Ota was elected to the board of directors of JXTG Holdings in June 2015.

Tsutomu Sugimori joined Nippon Oil in April 1979. Mr. Sugimori became Executive Officer of Nippon Oil in April 2008. Mr. Sugimori was elected to the board of directors (part-time) of JXTG Holdings in June 2014.

Takashi Hirose joined Mobil Sekiyu K. K., a predecessor of TonenGeneral, in April 1988. Mr. Hirose served in various positions at TonenGeneral, including as Director and was appointed Representative Director and Vice President of TonenGeneral in June 2012. Mr. Hirose was elected to the board of directors of JXTG Holdings in April 2017 in connection with the business integration between JXTG Holdings and TonenGeneral.

Shunsaku Miyake joined Nippon Oil in April 1975. Mr. Miyake was elected to the board of directors (part-time) of JXTG Holdings and Representative Director, President and CEO of JX Nippon Oil & Gas Exploration in June 2014.

Shigeru Oi joined Nippon Mining in April 1978. Mr. Oi was elected to the board of directors (part-time) of JXTG Holdings and President and Representative Director, Chief Executive Officer of JX Nippon Mining & Metals in June 2014.

Satoshi Taguchi joined Nippon Oil in April 1981. Mr. Taguchi was elected to the board of directors (part-time) of JXTG Holdings and in June 2017.

Outside Directors

Name	Position	Date of Birth	Number of Shares Owned as of April 1, 2017	Percentage Ownership as of April 1, 2017
Hiroko Ota	Outside Director	February 2, 1954	19,100	*
Mutsutake Otsuka	Outside Director	January 5, 1943	19,000	*
Seiichi Kondo	Outside Director	March 24, 1946	5,000	*
Yoshiiku Miyata	Outside Director	April 24, 1953	0	*

*	Shares held represent less than 1% of the total number of outstanding shares of common stock of JXTG Holdings.

Hiroko Ota has served as Outside Director of JXTG Holdings since June 2012. Ms. Ota is currently Professor at the National Graduate Institute for Policy Studies and Outside Director of Panasonic Corporation and Mizuho Financial Group, Inc. Ms. Ota was formerly the Director General for Economic Research in Cabinet Office and Minister of State for Economic and Fiscal Policy.

Mutsutake Otsuka has served as Outside Director of JXTG Holdings since June 2013. Mr. Otsuka is currently Advisor of East Japan Railway Company and Outside Director of Nippon Steel & Sumitomo Metal Corporation. Mr. Otsuka formerly served as President and Representative Director of East Japan Railway Company.

Seiichi Kondo has served as Outside Director of JXTG Holdings since June 2014. Mr. Kondo is currently Director of Kondo Institute for Culture & Diplomacy and Outside Director of Kagome Co., Ltd. and Pasona Group Inc. Mr. Kondo formerly served as Commissioner for Cultural Affairs of Japan.

Yoshiiku Miyata has served as Outside Director of JXTG Holdings since April 2017. Mr. Miyata is currently an Outside Director of Kobe Steel, Ltd. Mr. Miyata formerly served as Representative Director and Senior Managing Director at Panasonic Corporation and as Outside Director of TonenGeneral.

Director Compensation

The remuneration paid to the directors of JXTG Holdings consists of a fixed base salary, which is determined based on the role of the director, and bonus, the amount of which fluctuates based on the performance. The aggregate amount of remuneration, including bonuses, paid to all directors of JXTG Holdings for services in all capacities during the year ended March 31, 2017 was approximately ¥424 million. Directors are not covered by JXTG Holdings’ retirement program. JXTG Holdings does not maintain any directors’ service contracts providing for benefits upon termination of employment.

Remuneration Committee

JXTG Holdings has a remuneration committee which, in accordance with JXTG Holdings’ regulations of the remuneration committee, discusses the details of each director’s and executive officer’s remuneration and establishment, revision or abolition of the system related to remuneration. The remuneration committee comprises three Representative Directors and three Outside Directors, and the Chairman of the committee is to be served by one of the Outside Directors. As of April 1, 2017, the members of the remuneration committee are Messrs. Kimura, Uchida, Mutoh, Otsuka, Kondo and Miyata. Mr. Otsuka is the Chairman of this committee.

Audit Committee

Under the Companies Act of Japan, JXTG Holdings must have at least three corporate auditors. At least half of the corporate auditors are required to be an “outside” corporate auditor, which is any person who satisfies all of the following requirements:

(a) the person has never been a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs), executive officer, manager or employee of JXTG Holdings or its subsidiaries during the 10 year period before becoming an outside corporate auditor;

(b) if the person has been an corporate auditor of JXTG Holdings or any of its subsidiaries at any time during the 10 year period before becoming an outside corporate auditor, such person has not been a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs), executive officer, manager or employee of JXTG Holdings or any of its subsidiaries during the 10 year period before becoming a corporate auditor of JXTG Holdings or any of its subsidiaries; and

(c) the person is not a spouse or relative within the second degree of kinship of any member of the board of directors or manager or other key employee of JXTG Holdings.

The corporate auditors may not at the same time be a member of the board of directors, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person who is in charge of its affairs), executive officers, general managers or employees of JXTG Holdings or any of its subsidiaries. Together, these corporate auditors form the board of corporate auditors. The corporate auditors have the duty to examine the financial statements and business reports which are submitted by the board of directors to the general shareholders’ meeting. The corporate auditors also monitor the administration of JXTG Holdings’ affairs by the members of the board of directors. The corporate auditors are not required to be, and JXTG Holdings’ corporate auditors are not, certified public accountants. They are required to participate in meetings of the board of directors but are not entitled to vote.

Under the Companies Act and JXTG Holdings’ Articles of Incorporation, JXTG Holdings may enter into liability limitation agreements with the corporate auditors, limiting the maximum amount of their liabilities to JXTG Holdings that arise in connection with a failure to execute their duties in good faith and without gross negligence for damages to an amount equal to the minimum liability amount prescribed in applicable laws and regulations.

Employees

As of March 31, 2017, JXTG Holdings had 35,085 employees. JXTG Holdings considers its labor relations to be good.

In addition to full-time employees, JXTG Holdings employs a number of temporary and part-time employees. In the fiscal year ended March 31, 2017, JXTG Holdings employed an average of 12,692 temporary and part-time employees.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The only holder of 5% or more of JXTG Holdings’ common stock as of April 1, 2017 was Japan Trustee Services Bank Ltd. (Trust Account), which held 275,489 thousand shares constituting 8.06% of the total shares outstanding of JXTG Holdings. The number of shares held by each shareholder as of April 1, 2017 was calculated by adding (i) the number of JXTG Holdings shares held by such shareholder as of March 31, 2017 and (ii) the number obtained by multiplying the number of TonenGeneral shares held by such shareholder as of March 31, 2017 by 2.55, which is the applicable share exchange ratio.

As of April 1, 2017, JXTG Holdings had 217,300 shareholders of record. This number included 216,044 Japanese record holders, who held 64.1% of the shares in the aggregate and 234 U.S. record holders, who held 12.5% of the shares in the aggregate.

None of the shareholders listed above has voting rights that are different from voting rights of other shareholders of JXTG Holdings. JXTG Holdings is not aware of any arrangements that may result in a change of control of JXTG Holdings. To the extent known to JXTG Holdings, JXTG Holdings is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

RELATED PARTY TRANSACTIONS

To the knowledge of JXTG Holdings, as of March 31, 2017, no person was the beneficial owner of more than 10% of any class of its shares which might give that person significant influence over JXTG Holdings. In addition, JXTG Holdings is not directly or indirectly owned or controlled by, or under common control with, any enterprise.

When conducting its business operations throughout the world, JXTG Holdings has alliances with leading partner companies in Japan and overseas, including companies in the field of natural resources, such as energy and non-ferrous materials. In addition to investing in, or providing loans to, associated companies where JXTG Holdings is a minority shareholder, JXTG Holdings conducts selling and purchasing transactions of various products on a recurring basis with such associated companies. JXTG Holdings has trade accounts and other receivables by, and accounts payable to, equity-method affiliates and firms with which certain members of JXTG Holdings’ board of directors are or were affiliated. JXTG Holdings believes it conducts business with these companies in the normal course and on terms equivalent to those that would exist if JXTG Holdings or its key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to JXTG Holdings or, to its knowledge, to the other party.

Since April 1, 2016, there have been no transactions or outstanding loans, including guarantees of any kind, and there are none currently proposed, that are material to JXTG Holdings, or to JXTG Holdings’ knowledge, to the other party, between JXTG Holdings and any (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, JXTG Holdings; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in the voting power of JXTG Holdings that gives them significant influence over JXTG Holdings and close members of any such individual’s family; (iv) key management personnel, including directors and senior management of companies and close members of such individuals’ families; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence.

Item 8. Financial Information

Financial Statements

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.”

Export Sales

Sales to overseas customers accounted for approximately ¥1,236 billion, or 17.6% of JXTG Holdings’ total revenues for the fiscal year ended March 31, 2017.

Legal Proceedings

There are no pending material legal proceedings to which JXTG Holdings is a party or of which any of its property is the subject.

Dividend Policy

JXTG Holdings normally pays dividends twice per year, including an interim dividend and a year-end dividend. JXTG Holdings’ Articles of Incorporation provide that JXTG Holdings may, by a resolution of the general meeting of shareholders, declare and distribute surplus in any year as year-end dividends to shareholders or registered pledgees whose names are recorded in the register of shareholders on the record date, which is March 31 of each year.

In addition to these year-end dividends, JXTG Holdings may also pay interim dividends. JXTG Holdings may, by a resolution of the board of directors, declare and distribute surplus in any year as interim dividends to shareholders or registered pledgees whose names are recorded in the register of shareholders on the record date, which is September 30 of each year.

As a holding company, JXTG Holdings’ ability to pay dividends depends primarily on its receipt of sufficient funds from its three principal operating subsidiaries. In addition, under the Companies Act, JXTG Holdings cannot declare or pay dividends unless it meets specified financial criteria on a “parent-only” basis. Generally, it will be permitted to pay dividends only if it has retained earnings on a non-consolidated balance sheet basis as of the end of the preceding fiscal year. See Item 3 and Item 10.

The following table indicates year-end and interim dividends paid on JXTG Holdings common stock for each of the record dates indicated. The dollar equivalents for the cash dividends shown are based on the noon buying rate for yen on the last date of each period set below.

JXTG Holdings Dividend	Japanese Yen	U.S. Dollars
September 30, 2011	8	0.10
March 31, 2012	8	0.10
September 30, 2012	8	0.10
March 31, 2013	8	0.08
September 30, 2013	8	0.08
March 31, 2014	8	0.08
September 30, 2014	8	0.07
March 31, 2015	8	0.07
September 30, 2015	8	0.07
March 31, 2016	8	0.07
September 30, 2016	8	0.07
March 31, 2017	8	0.07

Significant Changes

Other than the business integration with TonenGeneral as described elsewhere in this annual report, there has been no significant change since March 31, 2017.

Item 9. The Offer and Listing

Comparative Per Share Market Price Data

JXTG Holdings’ common stock is listed on the First Sections of the Tokyo Stock Exchange and the Nagoya Stock Exchange. The following table sets forth, for the periods indicated, the reported high and low sales prices per share of JXTG Holdings’ common stock common stock on the First Section of the Tokyo Stock Exchange.

	JXTG Holdings’ Common Stock
	Price per Share
	High	Low
Fiscal Year Ended March 31,
2013	¥570.0	¥346.0
2014	592.0	438.0
2015	555.0	417.1
2016:
First quarter	568.0	455.8
Second quarter	534.0	422.5
Third quarter	518.4	430.2
Fourth quarter	517.3	404.8
2017:
First quarter	492.8	376.8
Second quarter	408.8	361.9
Third quarter	531.3	383.0
Fourth quarter	564.6	497.6
Most Recent Six Months
December 2016	531.3	456.6
January 2017	544.5	497.6
February 2017	546.4	507.1
March 2017	564.6	522.7
April 2017	550.9	471.5
May 2017	539.0	477.1
June 2017 (through June 22, 2017)	504.9	472.0

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

The objects and purposes of JXTG Holdings, as provided in Article 2 of its Articles of Incorporation, shall be, by means of holding shares, to manage and control companies engaged in the following businesses and to conduct any other business incidental to such purpose:

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

There is no provision in JXTG Holdings’ Articles of Incorporation as to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, but, under the Companies Act, a director is required to refrain from voting on such matters at meetings of the board of directors.

JXTG Holdings’ Regulations of the Board of Directors provide that the incurrence by a company of a significant loan from a third party should be approved by the board of directors.

The following information relates to the shares of JXTG Holdings common stock, including summaries of certain provisions of JXTG Holdings’ Articles of Incorporation and Share Handling Regulations, the Companies Act of Japan, and the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. of Japan (together with the regulations promulgated thereunder, the “Book-Entry Law”) relating to joint stock corporations (kabushiki kaisha).

There is no provision in JXTG Holdings’ Articles of Incorporation as to retirement or non-retirement of directors under an age limit requirement.

General

JXTG Holdings is a joint stock corporation under the Companies Act. The rights of shareholders of a joint stock corporation are represented by shares of capital stock in the corporation and shareholders’ liability is limited to the amount of subscription for the shares. The authorized share capital of JXTG Holdings is as provided in its Articles of Incorporation and constitutes 8,000,000,000 shares of common stock.

Shares of all Japanese companies listed on any Japanese stock exchange are subject to a central clearing system under the Book-Entry Law. The shares of JXTG Holdings common stock, which are listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange, are also subject to the central clearing system. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, that person must have an account at an account managing institution unless such person has an account at the Japan Securities Depository Center, Inc., or JASDEC. “Account managing institutions” are securities firms, banks, trust companies, and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law, and only those financial institutions that meet further requirements of the Book-Entry Law can open accounts directly at JASDEC.

Under the Book-Entry Law, any transfer of listed shares is effected through book entry. Unless the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at an account managing institution, and the holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account. In cases where the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at JASDEC, and the holder of an account at JASDEC is presumed to be the legal owner of the shares credited to its proprietary account at JASDEC.

Under the Companies Act, in order to assert shareholders’ rights against JXTG Holdings, the transferee must have its name and address registered in JXTG Holdings’ register of shareholders, except in limited circumstances. Under the clearing system, JXTG Holdings generally makes such registration based on the information provided in a general shareholders notification issued by JASDEC. For the purpose of the general shareholders notification, shareholders are required to file their names and addresses with JXTG Holdings’ transfer agent through the account managing institution and JASDEC. See “—Register of Shareholders” for more information.

Non-resident shareholders of JXTG Holdings are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of his or her standing proxy or provide a mailing address to the relevant account managing institution. Such notice will be forwarded to JXTG Holdings’ transfer agent through JASDEC. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from JXTG Holdings to non-resident shareholders are delivered to the standing proxies or mailing addresses in Japan.

Dividends

General

Under the Companies Act, a joint stock corporation may distribute dividends in cash and/or in kind to its shareholders any number of times per fiscal year, subject to certain limitations described in “—Restrictions on Dividends” below.

Under the Articles of Incorporation of JXTG Holdings and the Companies Act, JXTG Holdings may:

•	following approval at JXTG Holdings’ general meeting of shareholders, distribute annual dividends in cash and/or in kind to shareholders of record as of March 31 of each year;

•	by resolution of JXTG Holdings’ board of directors, distribute interim dividends in cash to shareholders of record as of September 30 of each year; and

•	following approval at JXTG Holdings’ general meeting of shareholders, distribute dividends in cash and/or in kind to shareholders of a record date to be fixed for such distribution from time to time.

Dividends may be distributed in cash and/or in kind in proportion to the number of shares held by each shareholder. A resolution of the general meeting of shareholders or board of directors authorizing the payment of dividends must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the dividend. If dividends are to be paid in kind, JXTG Holdings may grant its shareholders the right to require JXTG Holdings to pay such dividends in cash instead of in kind. If no such right is granted to shareholders, the payment of dividends in kind must be approved by a special resolution of a general meeting of shareholders. Under its Articles of Incorporation, JXTG Holdings is not obligated to pay any dividends in cash that remain unclaimed for a period of three years after the first payable date of such dividends.

Restrictions on Dividends

In order to pay dividends, JXTG Holdings must, until the aggregate amount of JXTG Holdings’ capital surplus reserve and earned surplus reserve reaches one quarter of its stated capital, set aside in its capital surplus reserve and/or earned surplus reserve the lesser of (i) the amount equal to one-tenth of the amount paid out from surplus, as defined below, and (ii) an amount equal to one quarter of its stated capital less the aggregate amount of its capital surplus reserve and earned surplus reserve as of the date of such dividends.

Under the Companies Act, as of the effective date of the distribution, provided that net assets are not less than ¥3 million, the amount of dividends may not exceed:

the sum of:

(a) the amount of surplus, as described below; and

(b) in the event that provisional financial statements are prepared and approved, the aggregate amount of (i) the net income for the relevant period as provided for by an ordinance of the Ministry of Justice, and (ii) the amount of consideration that JXTG Holdings received for the treasury stock that JXTG Holdings disposed of during such period;

less the sum of:

(c) the book value of treasury stock;

(d) in the event that JXTG Holdings disposed of treasury stock after the end of the last fiscal year, the amount of consideration that JXTG Holdings received for such treasury stock;

(e) in the event described in (b) in this paragraph, the amount of net loss for such period described in the statement of income constituting the provisional financial statements; and

(f) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of JXTG Holdings’ goodwill and deferred assets exceeds the total of its stated capital, capital surplus reserve and earned surplus reserve, each such amount as it appears on the balance sheet as of the end of the last fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

The amount of surplus stated in (a) above is the excess of:

the sum of:

(i) the aggregate of other capital surplus and other retained earnings at the end of the last fiscal year;

(ii) in the event that JXTG Holdings disposed of treasury stock after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that JXTG Holdings received for such treasury stock;

(iii) in the event that JXTG Holdings reduced its stated capital after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to capital surplus reserve and/or earned surplus reserve (if any); and

(iv) in the event that capital surplus reserve and/or earned surplus reserve were reduced after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

over the sum of:

(v) in the event that JXTG Holdings canceled treasury stock after the end of the last fiscal year, the book value of such treasury stock;

(vi) in the event that JXTG Holdings distributed surplus after the end of the last fiscal year, the aggregate of the following amounts:

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

b. in the event that JXTG Holdings paid dividends after the end of the last fiscal year, the amount set aside in JXTG Holdings’ capital surplus reserve and/or earned surplus reserve;

c. in the event that JXTG Holdings disposed of treasury stock in the process of (x) a merger in which JXTG Holdings acquired all rights and obligations of a company, (y) a corporate split in which JXTG Holdings acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which JXTG Holdings acquired all shares of a company after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that JXTG Holdings received for such treasury stock;

d. in the event that the amount of surplus was reduced in the process of a corporate split in which JXTG Holdings transferred all or a part of its rights and obligations after the end of the last fiscal year, the amount so reduced;

e. in the event of (x) a merger in which JXTG Holdings acquired all rights and obligations of a company, (y) a corporate split in which JXTG Holdings acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which JXTG Holdings acquired all shares of a company after the end of the last fiscal year, the aggregate amount of (i) the amount of JXTG Holdings’ other capital surplus after such merger, corporate split or share exchange, less the amount of its other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of its other retained earnings after such merger, corporate split or share exchange, less the amount of its other retained earnings before such merger, corporate split or share exchange; and

f. in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed to newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the last fiscal year, the amount of other capital surplus increased by such payment.

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly issued shares of common stock is required to be accounted for as stated capital, provided that an amount not exceeding one-half of such paid-in amount may be accounted for as capital surplus reserve. JXTG Holdings may generally reduce capital surplus reserve and/or earned surplus reserve by resolution of a general meeting of shareholders, and transfer such amounts in whole or in part to stated capital by the same resolution of a general meeting of shareholders. JXTG Holdings may also transfer all or any part of the surplus as described in “—Dividends” above to stated capital, capital surplus reserve or earned surplus reserve by resolution of a general meeting of shareholders, subject to certain restrictions. JXTG Holdings may generally reduce its stated capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, JXTG Holdings may transfer such amounts in the whole or in part to capital surplus reserve or earned surplus reserve.

Share Splits

JXTG Holdings may at any time split the outstanding shares of common stock into a greater number of shares of common stock by resolution of the board of directors. When a share split is effected, so long as JXTG Holdings’ only class of outstanding shares is common stock, JXTG Holdings may increase the number of authorized shares in the same ratio as that of such share split by amending its Articles of Incorporation, which may be effected by a resolution of the board of directors without shareholder approval.

Under the clearing system, on the effective date of the share split, the numbers of shares recorded in all accounts held by JXTG Holdings’ shareholders at account managing institutions will be increased in accordance with the applicable ratio.

Share Consolidation

JXTG Holdings may at any time consolidate its shares into a smaller number of shares by a special resolution of the general meeting of shareholders. JXTG Holdings must disclose the reason for the share consolidation at the general meeting of shareholders. When a share consolidation is effected, JXTG Holdings must give public notice of the share consolidation, at least two weeks prior to the effective date of the share consolidation; provided that if the product of (a) the number of shares constituting each unit of shares and (b) the ratio of share consolidation is a number that contains a fractional part less than one, JXTG Holdings must give public notice at least 20 days prior to the effective date, and any shareholder of JXTG Holdings (i) who, being entitled to vote at a general meeting of shareholders, notifies JXTG Holdings prior to the general meeting of shareholders of his or her intention to oppose the share consolidation and votes against the approval of the share consolidation at such general meeting of shareholders, or (ii) who is not entitled to vote at such general meeting of shareholders may demand that JXTG Holdings purchase his or her shares constituting any fraction less than one at a fair price.

Under the clearing system, on the effective date of the share consolidation, the numbers of shares recorded in all accounts held by JXTG Holdings’ shareholders at account managing institutions will be decreased in accordance with the applicable ratio.

Unit Share System

Under the Articles of Incorporation of JXTG Holdings and the Companies Act, 100 shares of common stock constitute one unit. The shareholders of JXTG Holdings who hold shares constituting less than one unit do not have voting rights at a general meeting of shareholders.

A shareholder of JXTG Holdings who holds shares constituting less than one unit may at any time demand that JXTG Holdings purchase its shares of less than one unit. In addition, the Articles of Incorporation of JXTG Holdings provide that a shareholder who holds shares constituting less than one unit may at any time demand that JXTG Holdings sell to it from any available treasury stock the number of shares as may be necessary to raise its share ownership to a whole unit. The price at which shares constituting less than one unit will be purchased or sold by JXTG Holdings pursuant to such a demand will be equal to (a) the closing price of shares of JXTG Holdings reported by the Tokyo Stock Exchange on the day when the demand is received by JXTG Holdings’ transfer agent or (b) if no sales take place on the Tokyo Stock Exchange on that day, the price at which the sale of shares is executed on such stock exchange immediately thereafter. Under the clearing system, such demand must be made to JXTG Holdings through the relevant account management institution.

General Meetings of Shareholders

The annual general meeting of JXTG Holdings’ shareholders is held within the three-month period after March 31 of each year. An extraordinary general meeting of shareholders may be held whenever necessary. Notice of a general meeting of shareholders stating the date, time and place of the general meeting of shareholders, and any matter with respect to the agenda of the general meeting of shareholders (if any), among other things, must be given to each shareholder of common stock with voting rights (or, in the case of a shareholder not resident in Japan, to its standing proxy or mailing address in Japan) at least two weeks prior to the scheduled date of the meeting.

Any shareholder or group of shareholders holding at least three percent of JXTG Holdings’ total voting rights for a period of six months or more may request, with an individual shareholder notice (as described in “—Register of Shareholders” below), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice to hold a meeting no later than eight weeks from the date of such request is dispatched, the requesting shareholder may, upon obtaining court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of JXTG Holdings’ total voting rights for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to JXTG Holdings’ shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting, with an individual shareholder notice.

Voting Rights

A holder of shares of common stock constituting one or more units is entitled to one vote for each unit, except for a shareholder prescribed by the applicable ordinance of the Ministry of Justice as an entity over whom JXTG Holdings may have substantial control through the ownership of one quarter or more of the votes of all shareholders of such entity or for other reasons.

Except as otherwise provided by the Companies Act, under the Articles of Incorporation of JXTG Holdings, the resolution of a shareholders’ meeting must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders represented at the meeting having no quorum requirement other than for matters relating to appointment of directors and corporate auditors, which must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders represented at the meeting where a quorum of one-third of the total voting rights is present, and removal of directors, which must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders represented at the meeting where a quorum of a majority of the total voting rights is present.

However, except as otherwise provided by the Companies Act, under the Articles of Incorporation of JXTG Holdings, a resolution of a shareholders’ meeting regarding important matters (including the following matters) can be adopted only by special resolution, which requires an affirmative vote of at least two-thirds of the voting rights of the shareholders represented at the meeting where a quorum of one-third of the total voting rights is present. Examples of such important matters include the following:

(a) any amendment to JXTG Holdings’ Articles of Incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);

(b) a reduction of stated capital, subject to certain exceptions, such as a reduction of stated capital for the purpose of replenishing capital deficiencies;

(c) a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

(d) the transfer of all or a substantial part of JXTG Holdings’ business, subject to certain exceptions under which a shareholders’ resolution is not required;

(e) the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

(f) a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

(g) a share exchange or share transfer for the purpose of establishing a 100 percent parent-subsidiary relationships, subject to certain exceptions under which a shareholders’ resolution is not required;

(h) any issuance of new shares or transfer of existing shares held by JXTG Holdings as treasury stock at a specially favorable price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a specially favorable price or on specially favorable conditions to any persons other than shareholders;

(i) any acquisition by JXTG Holdings of its own shares from specific persons other than JXTG Holdings’ subsidiaries;

(j) a share consolidation; or

(k) the removal of a corporate auditor.

Liquidation Rights

In the event of liquidation of JXTG Holdings, the assets remaining after payment of all the debts, liquidation expenses and taxes will be distributed among shareholders of common stock in proportion to the respective number of shares which they hold.

Issuance of New Shares

JXTG Holdings may generally issue new shares or transfer existing shares held by it as treasury stock by a resolution of the board of directors up to the authorized number of shares prescribed in JXTG Holdings’ Articles of Incorporation. However, a resolution of a general meeting of shareholders, which requires an affirmative vote of a majority of the voting rights of the shareholders represented at the meeting where a quorum of a majority of the total voting rights is present, is required if (i) such issuance of new shares or transfer of existing shares results in a person who subscribes for such shares and its subsidiaries having more than 50% of voting rights of all shareholders in total following such issuance of new shares or transfer of existing shares, subject to certain exceptions, and (ii) shareholders representing at least ten percent of the voting rights of all shareholders notifies JXTG Holdings of their intention to oppose such issuance of new shares or transfer of existing shares within two weeks from the date of filing of the securities registration statement in relation to such new shares or transfer of existing shares, unless JXTG Holdings’ financial condition is extremely severe and there is an urgent necessity for business continuity of JXTG Holdings. Similar procedures are applicable to an issuance of stock acquisition rights and transfer of existing stock acquisition rights.

Subscription Rights

Shareholders of JXTG Holdings have no preemptive rights. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issuance of new shares at a “specially favorable” price described in (h) of the “—Voting Rights” and the issuance of new shares which requires shareholders’ approval described in “—Issuance of New Shares” above. The board of directors may, however, determine that shareholders be given subscription rights with respect to new shares. In that case, such subscription rights must be given on identical terms to all shareholders as of a record date at least two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

Stock Acquisition Rights

JXTG Holdings may issue stock acquisition rights or bonds with stock acquisition rights. Upon the exercise of stock acquisition rights, JXTG Holdings will be obligated to either issue the required number of new shares or, alternatively, to transfer the necessary number of shares from treasury stock. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under a specially favorable condition described in (h) of the “—Voting Rights” or is subject to the shareholders’ approval requirement described in “—Issuance of New Shares” above.

Register of Shareholders

The registration of names, addresses and other information of shareholders in JXTG Holdings’ register of shareholders will be made by JXTG Holdings upon the receipt of the general shareholders notification given to JXTG Holdings by JASDEC based on information provided by the account managing institutions to JASDEC. In the event of the issuance of new shares, JXTG Holdings will register the names, addresses and other information of shareholders in JXTG Holdings’ register of shareholders without the general shareholders notification. A general shareholders notification will be made only in cases prescribed under the Book-Entry Law such as when the company fixes the record date and when the company makes requests to JASDEC for any justifiable reason. Therefore, a shareholder may not assert shareholders’ rights against the company immediately after the shareholder acquires shares, unless the shareholder’s name and address are registered in JXTG Holdings’ register of shareholders upon receipt of the general shareholders’ notification, except that, with respect to the exercise of minority shareholders’ rights defined under the Book-Entry Law, the shareholder may exercise such rights upon giving the company a notice of individual shareholders through JASDEC during a certain period prescribed under the Book-Entry Law.

Record Date

Under the Articles of Incorporation of JXTG Holdings, March 31 is the record date for JXTG Holdings’ year-end dividends and the determination of shareholders entitled to vote at the annual general meeting of shareholders and September 30 is the record date for JXTG Holdings’ interim dividends. In addition, by a resolution of the board of directors, and after giving at least two weeks’ prior public notice, JXTG Holdings may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to the common stock.

Under the Book-Entry Law, JASDEC is required to promptly give JXTG Holdings notice of the names and addresses of JXTG Holdings’ shareholders, the number of shares held by them and other relevant information as of each record date.

Repurchase by JXTG Holdings of Common Stock

JXTG Holdings may repurchase its shares of common stock:

(a) by way of purchase on any stock exchange on which its shares are listed or by way of a tender offer under the Financial Instruments and Exchange Act of Japan, or FIEA, pursuant to a resolution at a general meeting of shareholders or a resolution of the board of directors;

(b) by purchase from a specific party other than any of its subsidiaries, pursuant to a special resolution at a general meeting of shareholders; and

(c) by purchase from any of its subsidiaries, pursuant to the resolution of the board of directors.

In the case of (b) above, any other shareholders may request that they be added to the specific shareholders mentioned in (b) above for the proposal for the general meeting of shareholders, unless the purchase price or any other consideration will not exceed the greater of either: (i) the market price on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted (or, if there is no trading in the shares on the stock exchange, or if the stock exchange is not open for business on such day, the price at which the shares are first traded on such stock exchange thereafter); or (ii) if the tender offer is made for the shares on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted, the purchase price of the shares provided in the agreement regarding such tender offer.

In general, the total price of the shares to be repurchased by JXTG Holdings may not exceed the amount that JXTG Holdings may distribute as surplus. For more details regarding surplus, see “—Dividends” above.

Transfer Agent

JXTG Holdings’ transfer agent, as set forth in the Share Handling Regulations of JXTG Holdings, is Sumitomo Mitsui Trust Bank, Limited. The transfer agent maintains JXTG Holdings’ register of shareholders.

Reporting of Shareholders

The FIEA and its related regulations, in general, require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director of an appropriate Local Finance Bureau of the Ministry of Finance, within five business days, a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of one percent or more in any such holding ratio or any change in material matters set out in any previous filed reports. For this purpose, shares issuable to such person upon exercise of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. A holder must file the report electronically and furnish copies thereof to the issuer of such shares and to all the Japanese stock exchanges on which the shares are listed. The report is then disclosed via the Internet.

MATERIAL CONTRACTS

JXTG Holdings has no material contracts aside from those entered in its ordinary course of business.

JAPANESE FOREIGN EXCHANGE AND CERTAIN OTHER REGULATIONS

Japanese Foreign Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended) and the cabinet orders and ministerial ordinances thereunder, collectively known as the Foreign Exchange Regulations, set forth, among other things, regulations relating to the receipt by Exchange Non-Residents of payment with respect to shares to be issued by JXTG Holdings and the acquisition and holding of shares by Exchange Non-Residents and Foreign Investors, both as defined below. In general, the Foreign Exchange Regulations as currently in effect do not affect transactions using non-Japanese currencies between Exchange Non-Residents who purchase or sell JXTG Holdings’ shares outside Japan.

The Foreign Exchange Regulations define “Exchange Residents” as:

•	individuals who are resident in Japan; or

•	corporations whose principal offices are located inside Japan.

The Foreign Exchange Regulations define “Exchange Non-Residents” as:

•	individuals who are not resident in Japan; or

•	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations within Japan are regarded as Exchange Residents, and branches and other offices of Japanese corporations located outside Japan are regarded as Exchange Non-Residents.

The Foreign Exchange Regulations define “Foreign Investors” as:

•	individuals who are Exchange Non-Residents;

•	corporations organized under the laws of foreign countries or whose principal offices are located outside Japan; or

•	corporations (i) not less than 50% of the voting rights of which are held, directly or indirectly, by individuals and/or corporations falling within either of the preceding two items or (ii) a majority of the directors or other officers (or directors or other officers having the power of representation) of which are individuals who are Exchange Non-Residents.

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

Inward Direct Investment

Acquisition of shares in a listed Japanese corporation by a Foreign Investor from any other person constitutes an Inward Direct Investment if such Foreign Investor acquires and, together with parties who have a special relationship with such Foreign Investor as defined in the cabinet order, holds 10% or more of the total issued shares of such corporation upon completion of the proposed acquisition. In general, any Foreign Investor who intends to engage in an Inward Direct Investment must file a report of the acquisition with the Minister of Finance and any other competent ministers having jurisdiction over the relevant Japanese company on or before the 15th day of the month following the month in which such acquisition was made. However, if the relevant Japanese company engages in any of the specific businesses designated by the Foreign Exchange Regulations (including, but not limited to, the petroleum refinery business which is currently conducted by JXTG Holdings), the Foreign Investor must in general give prior notification to the Minister of Finance and other relevant ministers. In this case, such a proposed acquisition may not be completed until 30 days have passed from the date of the filing as a general rule. The ministers may recommend any modification or abandonment of the proposed acquisition and, if such recommendation is not accepted, they may order the modification or abandonment of such acquisition.

Dividends and Proceeds of Sales

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares of common stock held by Exchange Non-Residents may in general be converted into any foreign currency and repatriated abroad.

TAXATION

You are urged to consult your own tax advisor regarding the United States federal, state and local and the Japanese and other tax consequences of owning and disposing of JXTG Holdings shares in your particular circumstances.

For the purposes of discussion of Japanese and U.S. federal income tax consequences of owning and disposing of JXTG Holdings common stock, the term “Treaty” shall refer to the current income tax convention between the United States and Japan, as amended; a “U.S. Holder” shall refer to any beneficial owner of JXTG Holdings common stock that is (i) a citizen or individual resident of the United States, as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; and an “Eligible U.S. Holder” shall refer to a U.S. Holder that: (i) is a resident of the United States for purposes of the Treaty; (ii) does not maintain a permanent establishment in Japan (a) with which shares of JXTG Holdings common stock are effectively connected or (b) of which shares of JXTG Holdings common stock form part of the business property; and (iii) is eligible for benefits under the Treaty, with respect to income and gain derived in connection with the shares of JXTG Holdings common stock.

Japanese Tax Consequences

The following is a discussion of the principal Japanese tax consequences (limited to national taxes) of the ownership of shares of JXTG Holdings’ common stock to non-resident holders who hold shares of JXTG Holdings’ common stock. A “non-resident holder” means a holder of shares of JXTG Holdings’ common stock who holds such shares as portfolio investments, and who is a non-resident individual of Japan or a non-Japanese corporation without a permanent establishment in Japan. For purposes of this discussion, a holder of shares is considered to own such shares, as applicable, as a portfolio investment if the holder owns less than 25% of the total number of the relevant corporation’s issued shares.

The statements regarding Japanese tax laws set forth below are based on the laws in force and double taxation conventions applicable as of the date hereof which are subject to change, possibly on a retroactive basis. This discussion is not exhaustive of all possible tax considerations which may apply to a particular non-resident holder and potential non-resident holders are advised to satisfy themselves as to the overall tax consequences of the ownership and disposition of JXTG Holdings’ shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are residents, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

Ownership and Disposition of JXTG Holdings’ Shares

Generally, a non-resident holder will be subject to Japanese withholding tax on dividends paid by JXTG Holdings. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits in themselves generally are not subject to Japanese income tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax, or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to non-resident holders is generally 20.42%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of JXTG Holdings common stock) to non-resident holders, except for any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to 15.315% for dividends to be paid on or after January 1, 2014.

At the date of this annual report, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, and 10% under the income tax treaties with Australia, France, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States).

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by JXTG Holdings to any particular non-resident holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident holder, such non-resident holder of shares of JXTG Holdings common stock who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends in advance through the withholding agent to the relevant tax authority before such payment of dividends. A standing proxy for a non-resident holder may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks together with any required forms and documents. A non-resident holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. JXTG Holdings does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

Gains derived from the sale or other disposition of shares of JXTG Holdings common stock outside Japan by a non-resident holder holding such shares as a portfolio investor are, in general, not subject to Japanese income or corporation tax under Japanese tax law.

Japanese inheritance tax or gift tax at progressive rates may be payable by an individual who has acquired from an individual shares of JXTG Holdings common stock as legatee, heir or donee even if neither the acquiring individual nor the decedent nor the donor is a Japanese resident.

Holders of JXTG Holdings’ shares of common stock should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

U.S. Federal Income Tax Consequences

The following discussion describes the anticipated U.S. federal income tax consequences to U.S. Holders of owning JXTG Holdings common stock. The discussion is applicable to a U.S. Holder that holds shares of common stock of JXTG Holdings as capital assets.

Except where noted, this discussion does not deal with holders that are subject to special rules, such as the following:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks, financial institutions, insurance companies or mutual funds;

•	tax-exempt entities;

•	former citizens or long-term residents of the United States;

•	persons holding 10% or more of voting shares of JXTG Holdings;

•	persons who received their shares of JXTG Holdings common stock upon the exercise of stock options or otherwise as compensation for services;

•	persons holding shares of JXTG Holdings common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons whose “functional currency” is not the dollar.

In addition, the following discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, rulings and judicial decisions issued under the Code as of the date of this registration statement. These authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. JXTG Holdings has not requested a ruling from the IRS with respect to any of the other matters discussed herein and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below, or that such conclusions, if challenged, will be upheld by a court.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to U.S. Holders in light of their particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (other than Japanese withholding taxes, as specifically described under “—Ownership and Disposition of Shares of JXTG Holdings Common Stock—Distributions”), or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences or alternative minimum tax consequences. U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the ownership or disposition of shares of JXTG Holdings common stock in light of their particular circumstances, as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of JXTG Holdings common stock, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding such stock should consult their own tax advisors regarding the U.S. federal income tax treatment of the holding shares of JXTG Holdings common stock.

Ownership and Disposition of Shares of JXTG Holdings Common Stock

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of distributions paid to a U.S. Holder with respect to shares of JXTG Holdings common stock, including any Japanese tax withheld, will be treated as dividend income to the extent paid out of JXTG Holdings’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividend income will be includible in gross income on the day it is actually or constructively received by the U.S. Holder. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations. To the extent amounts paid with respect to shares of JXTG Holdings common stock exceed JXTG Holdings’ current and accumulated earnings and profits, those amounts will instead be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the shares of JXTG Holdings common stock, and thereafter as capital gain.

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders, including individuals, are subject to reduced rates of U.S. federal income taxation, provided certain holding period requirements are satisfied. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States that meets certain requirements. The U.S. Treasury Department has determined that the Treaty meets these requirements, and it is expected that JXTG Holdings will be eligible for the benefits of the Treaty. U.S. Holders should consult their own tax advisors regarding the availability of the reduced U.S. federal income tax rate on dividends in their particular circumstances.

The amount of any dividend paid in yen will equal the dollar value of the yen received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the yen are converted into dollars on such date. If the yen received as a dividend are not converted into dollars on the date of receipt, a U.S. Holder will have a tax basis in the yen equal to their dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the yen will be treated as U.S. source ordinary income or loss.

Subject to certain limitations, Japanese tax withheld on dividends will be treated as a foreign tax eligible for credit or deduction against a U.S. Holder’s U.S. federal income tax liability. See “—Japanese Tax Consequences—Ownership and Disposition of JXTG Holdings’ Shares” for a discussion of the Japanese withholding tax and, if applicable, how to obtain the reduced withholding tax rate. Special rules apply in determining the U.S. foreign tax credit limitation with respect to dividends received by non-corporate U.S. Holders that are subject to the reduced rates of U.S. federal income taxation described above. The decision to claim either a credit or a deduction must be made each year, and will apply to all foreign taxes paid by a U.S. Holder to any foreign country with respect to that year. Dividends paid on shares of JXTG Holdings common stock will be treated as income from sources outside the United States and will constitute “passive income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit purposes. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.

Sale or Other Disposition of Shares of JXTG Holdings Common Stock

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. Holder will recognize taxable gain or loss on any sale or other taxable disposition of shares of JXTG Holdings common stock in an amount equal to the difference between the amount realized for the shares of JXTG Holdings common stock and such U.S. Holder’s tax basis in the shares of JXTG Holdings common stock. The gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of JXTG Holdings common stock exceeds one year at the time of sale or other disposition. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. Holder on the shares of JXTG Holdings common stock will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

A non-U.S. corporation is classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes in any taxable year if (i) at least 75% of its gross income is “passive” income or (ii) at least 50% of the gross value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce passive income or are held for the production of passive income.

JXTG Holdings does not believe that it was a PFIC for its fiscal year ended March 31, 2017, and intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually after the end of the fiscal year and the application of the PFIC rules is not entirely clear, no assurances can be made regarding the determination of the PFIC status of JXTG Holdings in the current or any future fiscal year. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences applicable to their own tax situation.

If JXTG Holdings is a PFIC at any time during the holding period of a U.S. Holder, gain on disposition of shares of JXTG Holdings common stock and any distribution in excess of 125% of the average of the annual distributions on shares of JXTG Holdings common stock received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period (whichever is shorter) will be subject to the PFIC rules. Under these rules, in the absence of certain elections, any gain and any such excess distributions would be allocated ratably to each day of the U.S. Holder’s holding period for the shares of JXTG Holdings common stock. Amounts allocated to the current taxable year and to any taxable years before JXTG Holdings became a PFIC would be treated as ordinary income in the U.S. Holder’s current taxable year. In addition, amounts allocated to each other taxable year beginning with the taxable year that JXTG Holdings became a PFIC would be taxed at the highest rate in effect for that taxable year on ordinary income. The tax would be subject to an interest charge at the rate applicable to underpayments of income tax. In addition, if JXTG Holdings is a PFIC for the taxable year in which a dividend is paid or the preceding year, such dividends will not be eligible for reduced rates of U.S. federal income taxation as described above under “—Ownership and Disposition of Shares of JXTG Holdings Common Stock—Distributions.” For any year in which JXTG Holdings is a PFIC, a U.S. Holder will be required to file IRS Form 8621 (or any other form subsequently specified by the U.S. Department of the Treasury) with the U.S. Holder’s U.S. federal income tax return.

U.S. Holders are encouraged to consult their own tax advisors with respect to the U.S. federal income tax consequences applicable to their own tax situation.

Information Reporting and Backup Withholding

Information reporting requirements will apply to dividends in respect of shares of JXTG Holdings common stock or the proceeds received on the sale or other disposition of shares of JXTG Holdings common stock within the United States, and, in some cases, outside of the United States by a U.S. Holder unless such U.S. Holder is an exempt recipient. In addition, backup withholding may apply to such amounts if a U.S. Holder fails to provide an accurate taxpayer identification number or fails either to report dividends required to be shown on U.S. federal income tax returns or to make certain certifications. The amount of any backup withholding from a payment may be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include shares of JXTG Holdings common stock) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of shares of JXTG Holdings common stock.

DOCUMENTS ON DISPLAY

JXTG Holdings is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from some of the requirements of that Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

JXTG Holdings is subject to reporting obligations and any filings it makes will be available via the website of the United States Securities and Exchange Commission, or SEC, at www.sec.gov. You may also read and copy any reports, statements or other information filed by JXTG Holdings at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains filings by reporting companies, including those filed by JXTG Holdings, at http://www.sec.gov. The information contained in the website is not incorporated by reference into this annual report.

JXTG Holdings files annual and quarterly-annual securities reports and other reports, in Japanese, under the Financial Instruments and Exchange Act of Japan with the applicable local finance bureau in Japan.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

JXTG Holdings is exposed to market risk from changes in commodity price, foreign currency exchange rates, interest rates and stock prices. In order to manage the risk arising from changes in commodity price, foreign exchange rates and interest rates, JXTG Holdings enters into certain derivative financial instruments, which it does not hold or issue for trading purposes or to generate income. In accordance with IFRS for derivatives and hedging instruments, changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit or loss. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. JXTG Holdings monitors and manages these financial exposures as an integral part of its overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potential adverse effect on JXTG Holdings’ operating results.

JXTG Holdings’ Energy segment operates in a highly competitive environment which affects margins. Earnings from the Energy segment are primarily determined by margin capture rather than absolute price levels of products sold. Refining margins are a function of the difference between what a refiner pays for its raw materials, primarily crude oil, and the market prices for the range of refined petroleum products produced. These prices in turn depend on global and regional supply and demand balances, inventory levels, refinery capacities, import and export balances, seasonal demand, weather conditions and geopolitical climate.

Commodity Price Risk

JXTG Holdings is exposed to fluctuations in the price of commodities, particularly crude oil and copper, which prices are determined by reference to international market prices. Prices for crude oil and copper fluctuate from time to time and are influenced by global as well as regional supply and demand conditions. The volatility of crude oil and copper prices will have a significant effect on JXTG Holdings’ cost of sales and profit (loss) for the year.

Due to the volatility of oil, gas and copper prices, JXTG Holdings uses commodity derivative instruments to achieve a more predictable cash flow as well as to reduce exposure to commodity price fluctuations. JXTG

Holdings uses commodity derivative instruments and applies hedge accounting to manage its exposure to price volatility on a portion of its refinery feedstock and copper purchases and refined petroleum product sales, and to manage its exposure to long-term fixed price sale agreements. In addition, JXTG Holdings uses crude oil forward sales contracts in the Oil and Natural Gas E&P segment to secure predictable cash inflows. These derivative instruments are considered economic hedges for which changes in their fair value are recorded currently in the consolidated statement of profit or loss.

In the Energy segment, JXTG Holdings’ largest segment, commodity price risk associated with change in the crude oil price is also mitigated by the ability to price the product to customers based on current market price. However, JXTG Holdings is subject to price risk principally on the government regulated 70-day stockpile of crude oil and petroleum products, on a combined basis. Under the circumstance, further decline in the crude oil price may negatively affect the future earnings of JXTG Holdings.

The hypothetical impact of commodity price fluctuation as of March 31, 2017 would be immaterial on profit before tax in the consolidated statement of profit or loss.

Foreign Currency Exchange Rate Risk

JXTG Holdings operates globally and is exposed to foreign exchange risk related to foreign currency denominated receivables and payables arising from foreign currency transactions such as purchase of certain raw materials and sale of certain products in foreign currency. Exchange rate gains and losses arise in the normal course of business from the recognition of receivables and payables and other monetary items in currencies other than an entity’s functional currency. JXTG Holdings’ foreign exchange risk arises mainly from dollar fluctuation. Revenue and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between the date of the contract and future transaction date (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect JXTG Holdings’ reported results and net equity as financial statements of subsidiaries denominated in currencies other than the yen are translated from their functional currency into yen.

JXTG Holdings uses foreign exchange forward contracts and other instruments to hedge foreign exchange risk related to forecast transactions or foreign currency denominated receivables and payables, taking account of the effect of future offset. Changes in the fair value of these contracts are recognized in profit or loss and are intended to offset the income effect of translating the foreign currency denominated transactions that they are intended to hedge.

In the Energy segment, a significant portion of JXTG Holdings’ petrochemicals are exported to China and other Asian countries. The export margins for petrochemicals are affected by fluctuations in the exchange rate between yen and dollar, which is the main currency for petrochemical exports. In general, a stronger yen has an unfavorable impact on JXTG Holdings’ export margins while a weaker yen results in a favorable impact.

In the Oil and Natural Gas E&P segment, because oil and gas prices are denominated in dollars, a weaker yen results in higher revenue in yen while a stronger yen results in lower revenue.

In the Metals segment, because sales prices for JXTG Holdings’ refined metals products are established principally by reference to dollar prices quoted on the LME and amounts paid for copper concentrate are denominated in dollars, the effect of changes in exchange rates on JXTG Holdings’ revenue is generally offset by the effect of such changes on JXTG Holdings’ cost of sales. On a net basis, a weaker yen increases earnings, while a stronger yen decreases earnings, since JXTG Holdings’ TC/RC and sales premiums are established by reference to dollar amounts, while most of its operating costs other than amounts paid for copper concentrate are denominated in yen. The average exchange rate was ¥108.31 = $1 during the fiscal year ended March 31, 2017, as compared to ¥120.13 = $1 during the fiscal year ended March 31, 2016.

Major JXTG Holdings’ net foreign exchange risk exposure related to receivables and payables denominated in dollars as of March 31, 2017 and 2016 were as follows (amounts in brackets: payables):

As of March 31, 2017

	Millions of Yen	Foreign currency in thousands
U.S. dollar	(95,080)	(847,489)

As of March 31, 2016

	Millions of Yen	Foreign currency in thousands
U.S. dollar	(128,391)	(1,139,431)

Foreign exchange sensitivity analysis

For foreign currency denominated financial instruments held at the end of the reporting period, the hypothetical impact on profit before tax in the consolidated statement of profit or loss for the year ended March 31, 2017 would be ¥1 billion, assuming a 1% appreciation in yen value while holding all other assumptions constant.

Interest Rate Risk

JXTG Holdings is exposed to market risk from changes in interest rates. As of March 31, 2017, JXTG Holdings’ outstanding borrowings were ¥1,986 billion, of which approximately 50.9% was variable-rate debt with interest rates mainly based on Inter-bank Offered Rate quoted in Tokyo (“TIBOR”) or London (“LIBOR”). The use of floating rate debt instruments provides a benefit when interest rates decrease but exposes JXTG Holdings to future increases in interest rates. In ordinary course of business, JXTG Holdings pays interests on funds raised for operation and capital investment purposes, and is accordingly exposed to cash flow interest rate risk arising from market interest rate fluctuation related to variable interest borrowings. For the variable interest long-term borrowings such as for capital investment purposes, JXTG Holdings enters into floating-to-fixed interest rate swap with financial institutions in order to prevent excessive increase in interest expense due to rising interest rate. JXTG Holdings hedges interest rate risk through the conversion of long-term borrowings from floating rates to fixed rates to ensure stable future cash flow.

The proportion of variable interest long-term borrowings as of March 31, 2017 was 62.7% of total outstanding long-term borrowings, compared to 40.1% as of March 31, 2016. The weighted average interest rate on long-term borrowings as of March 31, 2017 and 2016 was 1.29%.

On the basis of variable-interest-bearing long-term borrowings with no floating-to-fixed interest rate swaps at March 31, 2017, (both issued and hedged), and assuming other factors (principally foreign exchange rate and commodity prices) remained constant and that no further interest rate management action was taken, an increase in interest rates of 1% would have decreased profit before tax by ¥6 billion.

Stock Price Risk

As of March 31, 2017, JXTG Holdings held equity instruments (listed stock) with a combined fair value of ¥189 billion. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥19 billion as of March 31, 2017.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

JXTG Holdings, under the supervision and with the participation of its management, including the Chairman and the President who are JXTG Holdings’ co-principal executive officers, and the Executive Vice President and the Senior Vice President who are JXTG Holdings’ co-principal financial officers, performed an evaluation of the effectiveness of the respective disclosure controls and procedures of JXTG Holdings as of March 31, 2017. Its management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, JXTG Holdings’ Chairman and the President, and the Executive Vice President and the Senior Vice President concluded that the disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing, and reporting the information that JXTG Holdings is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC’s rules and forms. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the SEC for newly public companies.

Item 16A. Audit Committee Financial Expert

The board of corporate auditors of JXTG Holdings has determined that it does not have an “audit committee financial expert” within the meaning of the rules of the SEC serving on the board of corporate auditors. Under the Companies Act, JXTG Holdings is not required to have an audit committee financial expert. The corporate auditors must fulfill requirements under Japanese laws and regulation and otherwise follow Japanese corporate governance practices, and the qualifications for, and powers of, the corporate auditor delineated in the Companies Act are different from those anticipated for any audit committee financial expert. The corporate auditors have the authority to be given reports from a certified public accountant or an accounting firm concerning audits and to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities. Although JXTG Holdings does not have an audit committee financial expert on its board of corporate auditors, JXTG Holdings believes that its current corporate governance system, taken as a whole, including the corporate auditors’ ability to consult internal and external experts, is prudent and in accordance with accepted governance practices in its home jurisdiction.

Item 16B. Code of Ethics

JXTG Holdings has not adopted a code of ethics within the meaning of the rules of the SEC because JXTG Holdings believes that its corporate culture and corporate philosophy, which identifies carrying out its business in a highly ethical manner as a top priority, together with rules promoting compliance with applicable laws and regulations and prohibiting insider trading, are reasonably designed to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with laws and regulations among its executives and employees.

Item 16C. Principal Accountant Fees and Services

Fees Paid to Principal Accountant

In the fiscal years ended March 31, 2017 and 2016, JXTG Holdings’ independent public accountants (including Japanese and overseas affiliates of Ernst & Young ShinNihon LLC) billed JXTG Holdings direct audit fees, audit-related service fees (including services related to due diligence), tax fees (including tax compliance and tax advice) and fees for all other products and services (primarily advisory services) as shown in the table below.

	For the fiscal year ended March 31,
	2017	2016
	(Millions of yen)
Audit Fees	¥1,340	¥1,687
Audit-Related Fees	130	124
Tax Fees	160	154
All Other Fees	19	72

Total	¥1,649	¥2,037

Policies and Procedures of the Board of Corporate Auditors

The board of corporate auditors has established the policies and procedures of the board of corporate auditors for the pre-approval of audit and permissible non-audit services performed by JXTG Holdings’ independent public accountants.

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

The board of corporate auditors also determines whether or not to revise the general pre-approval for the applicable fiscal year. Such request may include adding to any audit or permissible non-audit services listed in the general pre-approval. The performance of audit and permissible non-audit services and the payment of fees are subject to the review of the board of corporate auditors once every fiscal year.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 17. Financial Statements

JXTG Holdings has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-90.

Item 19. Exhibits

JXTG Holdings has filed the following documents as exhibits to this document.

Exhibit Number	Description

Exhibit 1.1	English translation of Articles of Incorporation of JXTG Holdings, Inc.

Exhibit 1.2	English translation of Regulations of the Board of Directors of JXTG Holdings, Inc.

Exhibit 1.3	English translation of Share Handling Regulations of JXTG Holdings, Inc.

Exhibit 1.4	English translation of Regulations of the Board of Corporate Auditors of JXTG Holdings, Inc.

Exhibit 8.1	List of subsidiaries of JXTG Holdings, Inc.

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Reports of DeGolyer and MacNaughton for JXTG Holdings as of March 31, 2017

Exhibit 15.2	Reports of DeGolyer and MacNaughton for JXTG Holdings as of March 31, 2016

Exhibit 15.3	Reports of DeGolyer and MacNaughton for JXTG Holdings as of March 31, 2015

JXTG Holdings has not included as exhibits certain instruments with respect to its long-term debt. The total amount of long-term debt securities of it or its subsidiaries authorized under any instrument does not exceed 10% of its total assets. JXTG Holdings hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of JXTG Holdings or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

SIGNATURES

JXTG Holdings hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JXTG HOLDINGS, INC.

By:	/s/ Kyugo Yotsuya
	Name:	Kyugo Yotsuya
	Title:	General Manager Controller Department

Date: June 28, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

JXTG Holdings, Inc.

We have audited the accompanying consolidated statements of financial position of JXTG Holdings, Inc. and subsidiaries (the “Company”) as of March 31, 2017 and 2016, and the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JXTG Holdings, Inc. and subsidiaries at March 31, 2017 and 2016, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 28, 2017

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of financial position

		(Millions of Yen)
	Notes	As of March 31, 2017	As of March 31, 2016
ASSETS
Current assets
Cash and cash equivalents	7, 20	349,007	537,878
Trade and other receivables	8, 20	1,060,884	876,368
Inventories	9	1,130,400	1,008,306
Other financial assets	20	46,289	78,901
Other current assets	19	105,450	137,601

		2,692,030	2,639,054
Assets held for sale	10, 14	23,747	33,828

Total current assets		2,715,777	2,672,882

Non-current assets
Property, plant and equipment	10, 12, 13	2,988,736	3,054,389
Goodwill	11, 13	17,061	17,061
Intangible assets	11, 12, 13	50,987	53,705
Investments accounted for using the equity method	33	392,269	409,837
Other financial assets	20	454,943	398,839
Other non-current assets	18	6,590	6,249
Deferred tax assets	19	166,529	215,552

Total non-current assets		4,077,115	4,155,632

Total assets		6,792,892	6,828,514

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position

		(Millions of Yen)
	Notes	As of March 31, 2017	As of March 31, 2016
LIABILITIES
Current liabilities
Trade and other payables	15, 20	1,304,355	1,371,935
Bonds and borrowings	16, 20	862,609	999,336
Income taxes payable		33,633	24,361
Other financial liabilities	20	19,941	22,419
Provisions	17	6,168	7,142
Other current liabilities	12, 15	355,409	324,913

		2,582,115	2,750,106
Liabilities directly related to assets held for sale	14, 17	16,423	12,473

Total current liabilities		2,598,538	2,762,579

Non-current liabilities
Bonds and borrowings	16, 20	1,570,071	1,540,807
Liabilities for retirement benefits	18	133,096	130,572
Other financial liabilities	20	27,289	35,012
Provisions	17	141,702	137,323
Other non-current liabilities	12	79,266	85,887
Deferred tax liabilities	19	102,642	108,327

Total non-current liabilities		2,054,066	2,037,928

Total liabilities		4,652,604	4,800,507

EQUITY
Equity attributable to owners of the parent
Common stock	21	100,000	100,000
Capital surplus	21	751,556	748,489
Retained earnings	21	697,009	576,003
Treasury stock	21	(3,990)	(3,959)
Other components of equity	21	162,619	162,544

Total equity attributable to owners of the parent		1,707,194	1,583,077
Non-controlling interests		433,094	444,930

Total equity		2,140,288	2,028,007

Total liabilities and equity		6,792,892	6,828,514

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of profit or loss

		(Millions of Yen)
	Notes	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Continuing operations
Revenue	6	7,025,062	7,530,895	9,562,538
Cost of sales	23	6,082,773	6,963,115	9,115,053

Gross profit		942,289	567,780	447,485

Selling, general and administrative expenses	23	644,913	625,557	623,258
Share of profit of investments accounted for using the equity method	6, 33	25,548	14,225	37,629
Other operating income	25	63,024	58,099	138,817
Other operating expenses	25	114,810	365,268	265,647

Operating profit (loss)	6	271,138	(350,721)	(264,974)

Finance income	24	3,671	18,395	8,124
Finance costs	24	25,694	25,246	45,299

Profit (loss) before tax		249,115	(357,572)	(302,149)

Income tax expense (benefit)	26	98,978	(47,782)	3,465

Profit (loss) for the year		150,137	(309,790)	(305,614)

Profit (loss) for the year attributable to:
Owners of the parent		150,008	(273,607)	(284,643)
Non-controlling interests		129	(36,183)	(20,971)

Profit (loss) for the year		150,137	(309,790)	(305,614)

		(Yen)
Profit (loss) per share attributable to owners of the parent,
basic and diluted	28	60.33	(110.04)	(114.48)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income or loss

		(Millions of Yen)
	Notes	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Profit (loss) for the year		150,137	(309,790)	(305,614)

Other comprehensive income (loss), net of tax	27
Items that will not be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income (loss)		30,089	(121,185)	14,514
Remeasurement gains (losses) on defined benefit plans		471	(10,656)	3,933
Share of other comprehensive income (loss) of investments accounted for using the equity method	33	1,875	(821)	(814)

		32,435	(132,662)	17,633

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(22,824)	(37,353)	144,938
Changes in fair value of cash flow hedges		6,075	(18,061)	(6,371)
Share of other comprehensive (loss) income of investments accounted for using the equity method	33	(9,799)	(11,750)	26,756

		(26,548)	(67,164)	165,323

Other comprehensive income (loss), net of tax		5,887	(199,826)	182,956

Total comprehensive income (loss) for the year		156,024	(509,616)	(122,658)

Comprehensive income (loss) for the year attributable to:
Owners of the parent		157,384	(454,541)	(147,309)
Non-controlling interests		(1,360)	(55,075)	24,651

Total comprehensive income (loss) for the year		156,024	(509,616)	(122,658)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

Year ended March 31, 2017

		(Millions of Yen)
	Notes	Common stock	Capital surplus	Retained earnings	Treasury stock
At beginning of the year		100,000	748,489	576,003	(3,959)

Comprehensive income (loss)
Profit for the year		—	—	150,008	—
Other comprehensive income (loss)	27	—	—	—	—

Total comprehensive income (loss)		—	—	150,008	—

Transactions with owners
Contributions by and distributions to owners
Purchases of treasury stock	21	—	—	—	(31)
Disposals of treasury stock	21	—	—	—	—
Cash dividends	22	—	—	(39,836)	—

		—	—	(39,836)	(31)
Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests		—	—	—	—

		—	—	—	—
Other
Transfer from other components of equity to retained earnings		—	—	10,834	—
Transfer from other components of equity to non-financial assets	20	—	—	—	—
Other		—	3,067	—	—

		—	3,067	10,834	—

Total transactions with owners		—	3,067	(29,002)	(31)

At end of the year		100,000	751,556	697,009	(3,990)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

		(Millions of Yen)
		Other components of equity
	Notes	Changes in fair value of financial assets measured at fair value through other comprehensive income	Changes in fair value of cash flow hedges	Exchange differences on translation of foreign operations	Remeasurement gains on defined benefit plans	Total	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
At beginning of the year		94,296	(24,699)	92,947	—	162,544	1,583,077	444,930	2,028,007

Comprehensive income (loss)
Profit for the year		—	—	—	—	—	150,008	129	150,137
Other comprehensive income (loss)	27	31,180	4,578	(28,467)	85	7,376	7,376	(1,489)	5,887

Total comprehensive income (loss)		31,180	4,578	(28,467)	85	7,376	157,384	(1,360)	156,024

Transactions with owners
Contributions by and distributions to owners
Purchases of treasury stock	21	—	—	—	—	—	(31)	—	(31)
Disposals of treasury stock	21	—	—	—	—	—	—	—	—
Cash dividends	22	—	—	—	—	—	(39,836)	(10,249)	(50,085)

		—	—	—	—	—	(39,867)	(10,249)	(50,116)
Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests		—	—	—	—	—	—	3,893	3,893

		—	—	—	—	—	—	3,893	3,893
Other
Transfer from other components of equity to retained earnings		(10,749)	—	—	(85)	(10,834)	—	—	—
Transfer from other components of equity to non-financial assets	20	—	3,685	—	—	3,685	3,685	(568)	3,117
Other		2	—	(154)	—	(152)	2,915	(3,552)	(637)

		(10,747)	3,685	(154)	(85)	(7,301)	6,600	(4,120)	2,480

Total transactions with owners		(10,747)	3,685	(154)	(85)	(7,301)	(33,267)	(10,476)	(43,743)

At end of the year		114,729	(16,436)	64,326	—	162,619	1,707,194	433,094	2,140,288

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

Year ended March 31, 2016

		(Millions of Yen)
	Notes	Common stock	Capital surplus	Retained earnings	Treasury stock
At beginning of the year		100,000	745,777	884,419	(3,926)

Comprehensive loss
Loss for the year		—	—	(273,607)	—
Other comprehensive loss	27	—	—	—	—

Total comprehensive loss		—	—	(273,607)	—

Transactions with owners
Contributions by and distributions to owners
Purchases of treasury stock	21	—	—	—	(33)
Disposals of treasury stock	21	—	—	—	—
Cash dividends	22	—	—	(39,837)	—

		—	—	(39,837)	(33)
Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests		—	—	—	—

		—	—	—	—
Other
Transfer from other components of equity to retained earnings		—	—	5,026	—
Transfer from other components of equity to non-financial assets	20	—	—	—	—
Other		—	2,712	2	—

		—	2,712	5,028	—

Total transactions with owners		—	2,712	(34,809)	(33)

At end of the year		100,000	748,489	576,003	(3,959)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

		(Millions of Yen)
		Other components of equity
	Notes	Changes in fair value of financial assets measured at fair value through other comprehensive income	Changes in fair value of cash flow hedges	Exchange differences on translation of foreign operations	Remeasurement losses on defined benefit plans	Total	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
At beginning of the year		228,282	(5,847)	127,955	—	350,390	2,076,660	506,974	2,583,634

Comprehensive loss
Loss for the year		—	—	—	—	—	(273,607)	(36,183)	(309,790)
Other comprehensive loss	27	(119,082)	(17,205)	(34,769)	(9,878)	(180,934)	(180,934)	(18,892)	(199,826)

Total comprehensive loss		(119,082)	(17,205)	(34,769)	(9,878)	(180,934)	(454,541)	(55,075)	(509,616)

Transactions with owners
Contributions by and distributions to owners
Purchases of treasury stock	21	—	—	—	—	—	(33)	—	(33)
Disposals of treasury stock	21	—	—	—	—	—	—	—	—
Cash dividends	22	—	—	—	—	—	(39,837)	(14,618)	(54,455)

		—	—	—	—	—	(39,870)	(14,618)	(54,488)
Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests		—	—	—	—	—	—	7,009	7,009

		—	—	—	—	—	—	7,009	7,009
Other
Transfer from other components of equity to retained earnings		(14,904)	—	—	9,878	(5,026)	—	—	—
Transfer from other components of equity to non-financial assets	20	—	(1,650)	—	—	(1,650)	(1,650)	405	(1,245)
Other		—	3	(239)	—	(236)	2,478	235	2,713

		(14,904)	(1,647)	(239)	9,878	(6,912)	828	640	1,468

Total transactions with owners		(14,904)	(1,647)	(239)	9,878	(6,912)	(39,042)	(6,969)	(46,011)

At end of the year		94,296	(24,699)	92,947	—	162,544	1,583,077	444,930	2,028,007

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

Year ended March 31, 2015

		(Millions of Yen)
	Notes	Common stock	Capital surplus	Retained earnings	Treasury stock
At beginning of the year		100,000	746,711	1,231,447	(3,893)

Comprehensive income (loss)
Loss for the year		—	—	(284,643)	—
Other comprehensive income (loss)	27	—	—	—	—

Total comprehensive income (loss)		—	—	(284,643)	—

Transactions with owners
Contributions by and distributions to owners
Purchases of treasury stock	21	—	—	—	(34)
Disposals of treasury stock	21	—	—	—	1
Cash dividends	22	—	—	(39,837)	—

		—	—	(39,837)	(33)
Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests		—	—	—	—

		—	—	—	—
Other
Transfer from other components of equity to retained earnings		—	—	(22,496)	—
Transfer from other components of equity to non-financial assets	20	—	—	—	—
Other		—	(934)	(52)	—

		—	(934)	(22,548)	—

Total transactions with owners		—	(934)	(62,385)	(33)

At end of the year		100,000	745,777	884,419	(3,926)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

		(Millions of Yen)
		Other components of equity
	Notes	Changes in fair value of financial assets measured at fair value through other comprehensive income	Changes in fair value of cash flow hedges	Exchange differences on translation of foreign operations	Remeasurement gains on defined benefit plans	Total	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
At beginning of the year		191,656	(1,191)	—	—	190,465	2,264,730	485,893	2,750,623

Comprehensive income (loss)
Loss for the year		—	—	—	—	—	(284,643)	(20,971)	(305,614)
Other comprehensive income (loss)	27	10,584	(4,773)	128,047	3,476	137,334	137,334	45,622	182,956

Total comprehensive income (loss)		10,584	(4,773)	128,047	3,476	137,334	(147,309)	24,651	(122,658)

Transactions with owners
Contributions by and distributions to owners
Purchases of treasury stock	21	—	—	—	—	—	(34)	—	(34)
Disposals of treasury stock	21	—	—	—	—	—	1	—	1
Cash dividends	22	—	—	—	—	—	(39,837)	(21,026)	(60,863)

		—	—	—	—	—	(39,870)	(21,026)	(60,896)
Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests		—	—	—	—	—	—	14,888	14,888

		—	—	—	—	—	—	14,888	14,888
Other
Transfer from other components of equity to retained earnings		25,972	—	—	(3,476)	22,496	—	—	—
Transfer from other components of equity to non-financial assets	20	—	295	—	—	295	295	2,346	2,641
Other		70	(178)	(92)	—	(200)	(1,186)	222	(964)

		26,042	117	(92)	(3,476)	22,591	(891)	2,568	1,677

Total transactions with owners		26,042	117	(92)	(3,476)	22,591	(40,761)	(3,570)	(44,331)

At end of the year		228,282	(5,847)	127,955	—	350,390	2,076,660	506,974	2,583,634

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

		(Millions of Yen)
	Notes	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Cash flows from operating activities
Profit (loss) before tax		249,115	(357,572)	(302,149)
Depreciation, depletion and amortization		222,641	234,983	219,730
Impairment loss	13	69,402	318,868	213,901
Increase (decrease) in liabilities for retirement benefits		2,338	13,958	(3,130)
(Decrease) increase in provisions		(3,048)	(1,761)	1,768
Interest income and dividends income	24, 25	(21,539)	(27,184)	(52,407)
Interest expenses	24	25,137	25,179	26,320
Share of profit of investments accounted for using the equity method		(25,548)	(14,225)	(37,629)
(Increase) decrease in trade and other receivables		(179,125)	219,577	373,055
(Increase) decrease in inventories		(122,901)	306,249	429,566
Decrease in trade and other payables		(73,458)	(88,315)	(141,460)
Interest received		2,607	1,183	12,070
Dividends received		60,305	58,084	75,274
Interest paid		(24,768)	(27,562)	(43,190)
Income taxes paid		(36,536)	(60,569)	(77,780)
Other		81,159	(11,823)	45,609

Net cash flows from operating activities		225,781	589,070	739,548

Cash flows from investing activities
Purchases of financial assets (equity investments) measured at fair value through other comprehensive income		(54,600)	(13,898)	(37,327)
Proceeds from the sale of financial assets (equity investments) measured at fair value through other comprehensive income		41,787	45,570	1,890
Purchases of Oil and gas assets		(82,417)	(126,664)	(145,818)
Purchases of property, plant and equipment (excluding Oil and gas assets)		(193,994)	(230,486)	(333,693)
Proceeds from sale of property, plant and equipment (excluding Oil and gas assets)		31,150	12,863	78,873
Purchases of intangible assets		(11,720)	(9,554)	(11,150)
Decrease (increase) in short-term loans to associates and others, net		21,321	(10,487)	4,164
Loans to associates and others (long-term loans)		(28,790)	(3,195)	(20,973)
Repayments of loans by associates and others (long-term loans)		4,081	6,075	20,424
Payments for acquisition of subsidiaries resulting in change in scope of consolidation		(17)	(636)	(13)
Other		21,289	8,378	27,290

Net cash flows used in investing activities		(251,910)	(322,034)	(416,333)

Cash flows from financing activities
Decrease in short-term borrowings, net		(147,298)	(9,337)	(228,171)
Decrease in commercial paper, net		(16,000)	(116,000)	(86,000)
Proceeds from long-term borrowings		205,428	277,098	300,421
Repayments of long-term borrowings		(137,336)	(169,913)	(215,969)
Proceeds from issuance of bonds		30,000	—	60,000
Redemption of bonds		(20,000)	(42,480)	(30,480)
Purchases of treasury stock, net		(10)	(15)	(17)
Capital contribution from non-controlling interests		8,623	9,699	13,968
Cash dividends paid	22	(39,836)	(39,837)	(39,837)
Dividends paid to non-controlling interests		(13,310)	(16,213)	(21,457)
Other		(8,571)	(5,640)	(7,079)

Net cash flows used in financing activities		(138,310)	(112,638)	(254,621)

Net (decrease) increase in cash and cash equivalents		(164,439)	154,398	68,594
Cash and cash equivalents at beginning of the year	7	532,273	380,631	295,634
Net foreign exchange differences of cash and cash equivalents		(24,271)	(2,756)	16,403
Cash and cash equivalents included in assets held for sale		(524)	—	—

Cash and cash equivalents at end of the year	7	343,039	532,273	380,631

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Reporting entity

JXTG Holdings, Inc. (or JX Holdings, Inc., as it was formerly known prior to its business integration with TonenGeneral Sekiyu K.K., or TonenGeneral, effective as of April 1, 2017), or the Company, is a corporation domiciled in Tokyo, Japan. The consolidated financial statements comprise the financial statements of the Company and its subsidiaries, or JX Group, as well as its interests in associates and joint ventures. The principal operations and activities of JX Group are described in Note 6 “Segment information”.

The consolidated financial statements were authorized for issue by the Company’s Representative Director, President, co-principal executive officer, Yukio Uchida on June 28, 2017.

On April 1, 2017, the Company completed a business integration with TonenGeneral. These financial statements do not include the accounts of TonenGeneral. The Company is currently in the process of completing the initial accounting for the business combination. See Note 34 “Subsequent events”, for additional information.

2. Basis of preparation

Statement of compliance with IFRS

The consolidated financial statements of JX Group have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

Basis of measurement

The consolidated financial statements are prepared on a historical cost basis except for certain items, such as financial instruments measured at fair value, as described in Note 3 “Significant accounting policies”.

Functional currency and presentation currency

The consolidated financial statements have been presented in Japanese yen, which is also the Company’s functional currency, and amounts have been rounded to the nearest million yen, except where otherwise indicated.

New standards early adopted by the JX Group

JX Group has early adopted IFRS 9 “Financial Instruments” (revised in July 2014), or IFRS 9, from the date of transition to IFRS (April 1, 2014).

3. Significant accounting policies

Basis of consolidation

(a) Subsidiaries

Subsidiaries are entities which are controlled by JX Group. JX Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are included in JX Group’s consolidated financial statements from the date on which control is obtained until the date on which control is lost. Additionally, the financial statements of subsidiaries are adjusted to conform to the accounting policies adopted by JX Group, as necessary.

When JX Group’s ownership interests in a subsidiary changes and JX Group’s control over the subsidiary continues, the difference between the adjustment of non-controlling interest and the fair value of the consideration paid or received is directly recognized in equity attributed to the owners of the parent in the consolidated statement of financial position.

Inter-company balances on receivables and payables, transactions and unrealized gains or losses resulting from inter-company transactions are eliminated on consolidation. Unrealized losses are eliminated in the same way as unrealized gains and consideration is given as to whether any such unrealized losses represent indicators of impairment.

(b) Associates and joint arrangements

Associates are entities over which JX Group has significant influence, but not control or joint control, over management decision-making in relation to their financial and operating policies. Significant influence is the power to participate in the financial and operating policy decisions of the entity.

Joint control is a contractual arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each party. Joint operations are joint arrangements whereby the parties who have joint control of the arrangement have rights to the assets and obligations to the liabilities relating to the arrangement. Joint ventures are joint arrangements whereby the parties who have joint control of the arrangement have the rights to the net assets of the arrangement.

Investments in interests in associates and joint ventures are accounted for using the equity method. Under the equity method, investments in interests are initially recognized at cost, and adjusted for changes in the net assets of associates and joint ventures that arise after the date of the acquisition.

When JX Group’s interest in an associate or a joint venture is reduced, but the investment continues to be classified as an associate or a joint venture respectively, JX Group reclassifies to profit or loss the proportion of the related gain or loss that had previously been recognized in other comprehensive income corresponding to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. However, where the investment ceases to be classified as an associate or joint venture but is classified as a financial asset, JX Group measures the retained interest at fair value in accordance with IFRS 9, and recognizes in profit or loss any difference between such fair value and the carrying amount at the date the equity method was discontinued.

JX Group’s share of operating results of associates and joint ventures is adjusted to conform to JX Group’s accounting policy and recognized as “Share of profit or loss of investments accounted for using the equity method” in the consolidated statement of profit or loss. Unrealized gains or losses on transactions are eliminated to the extent of JX Group’s interest in the investee.

Goodwill relating to associates and joint ventures included in the carrying amount of the investment is not tested for impairment separately. JX Group assesses whether there is any objective evidence that an investment in an associate or joint venture is impaired. If any objective evidence of impairment exists, JX Group performs an impairment test by comparing the recoverable amount (the higher of value in use and the fair value less costs of disposal, or FVLCD) of the investment to its carrying amount. Any impairment loss recognized in prior periods is reversed only when there has been a change in the estimates used for determining the recoverable amount of the investment, since the last impairment loss was recorded.

For investments in joint operations, JX Group recognizes its assets including its share of any assets held jointly, its liabilities including its share of any liabilities incurred jointly, its revenue from the sale of its share of the output arising from and its share of the revenue from the sale of the output by the joint operation, and its expenses including its shares of any expenses incurred jointly.

Business combinations and goodwill

JX Group applies the acquisition method to account for business combinations. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values as of the acquisition date. Acquisition-related costs are recognized as expenses as incurred. For each transaction, JX Group determines whether to measure the non-controlling interest at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

Goodwill is measured as the excess when the aggregate of the consideration transferred for the business combination, the amount of any non-controlling interest in the acquiree and the fair value of any equity interest in the acquiree previously held by the acquirer exceeds the net amounts of identifiable assets and liabilities at the acquisition date.

When there is no such excess amount due to a bargain purchase, the difference is directly recognized in the consolidated statement of profit or loss.

Goodwill is tested for impairment annually and whenever there is an indication of impairment. Goodwill is presented at cost less accumulated impairment losses. Any impairment loss on goodwill is recognized in the consolidated statement of profit or loss and is not reversed. As described in “Basis of consolidation: (b) Associates and joint arrangements” above, goodwill relating to associates and joint ventures accounted for using the equity method is included within the carrying amount of the investment and is tested for impairment together with the carrying amount of the investment.

For the purpose of impairment testing, goodwill is allocated to each of the cash-generating units, or CGUs, or groups of CGUs expected to benefit from synergies of the business combination.

Business combinations of entities under common control, that is, business combinations in which all combining entities or businesses are controlled by the same party or parties both before and after the business combination (excluding transitory control) are accounted for using the pooling method (i.e. based on the carrying amounts of the assets and liabilities of the combining entities).

Foreign currency translation

(a) Functional currency and presentation currency

Each JX Group entity determines its functional currency, which is the currency of the primary economic environment in which each entity operates and items included in the entity’s financial statements are measured using its functional currency. The consolidated financial statements of the JX Group are presented in Japanese yen, which is the Company’s functional currency.

(b) Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of each entity in the JX Group using the exchange rates prevailing at the date of the transactions. At the end of the reporting period, foreign monetary assets and liabilities are retranslated into the functional currency using the closing rate. Non-monetary assets and liabilities measured at fair value denominated in foreign currencies are translated into the functional currency using the exchange rate at the date when the fair value was measured. Foreign exchange differences arising from the settlement of transactions are recognized in profit or loss. However, exchange differences arising from equity instruments that are designated as financial assets measured at fair value through other comprehensive income and cash flow hedges are recognized in other comprehensive income.

(c) Foreign operations

The assets and liabilities of foreign operations are translated into the Company’s functional currency, using the closing rate. Income and expenses are translated into the Company’s functional currency using the average rate during the reporting period unless there have been significant fluctuations in the exchange rate during the reporting period.

The exchange differences arising from translation of the financial statements of foreign operations are recognized as “Exchange differences on translation of foreign operations” in other comprehensive income. On disposal of an entire interest in a foreign operation and on a partial disposal of an interest involving the loss of control or significant influence, the cumulative amount of the exchange differences is reclassified to profit or loss as part of gains or losses on disposal.

Cash and cash equivalents

Cash and cash equivalents in the consolidated financial statements consist of cash on hand, demand deposits, and short-term investments with a maturity of three months or less that are readily convertible to cash and subject to an insignificant risk of changes in value.

Financial instruments

(a) Financial assets

(i) Initial recognition and measurement

Financial assets are initially recognized on the contract date when JX Group has become a party to the contractual provisions of the financial instruments. However, regular way purchases of financial assets are initially recognized on the trade date.

At the time of initial recognition, financial assets are classified as financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, or financial assets measured at FVOCI, and financial assets measured at fair value through profit or loss, or financial assets measured at FVPL.

At the time of initial recognition, financial assets measured at FVPL are measured at their fair values and other financial assets are measured at their fair values plus transaction costs directly attributable to the acquisition.

Financial assets are classified and subsequently measured in accordance with the following conditions:

Financial assets measured at amortized cost

Financial assets are classified as financial assets measured at amortized cost when both of the following conditions are met:

•	The financial asset is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on principal amounts outstanding.

After initial recognition, they are measured at amortized cost using the effective interest method and assessed for impairment.

Financial assets measured at FVOCI

Financial assets which do not meet the conditions for financial assets measured at amortized cost are measured at fair value. Equity instruments held for a purpose other than trading are individually evaluated at initial recognition to determine whether they are designated as financial assets measured at FVOCI.

Financial assets designated as financial assets measured at FVOCI are measured at fair value after initial recognition and subsequent changes are recognized in other comprehensive income.

Amounts recognized in other comprehensive income in respect of equity investments are not subsequently reclassified to profit or loss but may be reclassified within equity. JX Group’s policy is to reclassify such amounts to retained earnings when the financial assets are derecognized or when their fair values decline significantly. Dividends from those financial assets are recognized in profit or loss for the period.

Financial assets measured at FVPL

Financial assets which do not meet the conditions for financial assets measured at amortized cost or financial assets measured at FVOCI are classified as financial assets measured at FVPL.

After initial recognition, they are measured at fair value and subsequent changes are recognized in profit or loss.

(ii) Derecognition

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the contractual rights to receive cash flows from the financial asset are transferred and substantially all the risks and rewards of ownership of the financial asset are transferred.

(iii) Impairment of financial assets

JX Group assesses at the end of each reporting period whether the credit risk of the financial assets has significantly increased since initial recognition based on an external credit rating or past due status, among others.

If it is determined that the credit risk exposure of a financial asset has significantly increased since the initial recognition, a loss allowance is measured at an amount equal to the expected credit loss for the entire expected remaining life of the financial asset. If it is determined that the credit risk has not significantly increased since initial recognition, the loss allowance is measured at an amount equal to the expected credit loss that will occur within 12 months after the end of the reporting period. However, for trade receivables, the loss allowance is always measured at an amount equal to the entire expected credit loss based on the actual loss rate determined using historical experience of default corresponding to past due status adjusted as necessary for any changes in economic conditions.

Furthermore, when there is an evidence of credit impairment, such as a significant deterioration in the financial condition of the debtor or a breach of contract, including payment default or delinquency by the debtor, the effective interest rate method is applied to the amortized cost less the loss allowance calculated.

The amount of the expected credit loss is estimated at the weighted average present value of the difference between the total amount of the cash flows of financial assets to be paid according to the contract and the estimated future cash flows of financial assets to be received, discounted at the original effective interest rate and considering the probability of occurrence. Changes in the loss allowance are recognized in profit or loss.

(b) Financial liabilities

(i) Initial recognition and measurement

The financial liabilities are initially recognized on the contract date when JX Group becomes a party to the contractual provisions of the financial instrument. At the time of initial recognition, financial liabilities are classified as financial liabilities measured at amortized cost, except for financial liabilities measured at fair value through profit or loss, or financial liabilities measured at FVPL.

At the time of initial recognition, financial liabilities measured at FVPL are measured at their fair values and other financial liabilities are measured at their fair values less transaction costs directly attributable to the issuance.

Financial liabilities are classified and subsequently measured in the following categories:

Financial liabilities measured at amortized cost

After initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities measured at FVPL

After initial recognition, financial liabilities are measured at fair value and subsequent changes are recognized in profit or loss.

(ii) Derecognition

Financial liabilities are derecognized when contractual obligations are discharged, cancelled or expired.

(c) Derivatives and hedge accounting

In order to hedge foreign currency risk, interest rate risk and commodity price risk, JX Group utilizes derivative transactions, such as foreign exchange forward contracts, interest rate swaps and commodity forward contracts. At the initiation of a transaction, JX Group documents the relationship between the hedging instrument and the hedged item, along with the risk management objective and strategy for undertaking the hedge transaction. Additionally, at the inception of the hedge and on an ongoing basis, JX Group assesses whether the derivative designated as a hedging instrument meets the criteria for hedge accounting in offsetting changes in fair values or cash flows of the hedged item.

Derivatives are initially recognized at fair value. For certain derivatives which do not meet the criteria for hedge accounting, subsequent changes in fair value are recognized in profit or loss. For derivatives which meet the criteria for hedge accounting, changes in the fair value are accounted for as follows:

(i) Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss, together with any changes in the fair value of the hedged asset or liability corresponding to the hedged risk.

(ii) Cash flow hedges

Changes in fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. However, the ineffective portion of changes in the fair value of hedging derivatives is recognized in profit or loss.

Amounts accumulated in other comprehensive income are reclassified to profit or loss in the period when the hedged item affects profit or loss. However, when the hedged forecast transaction subsequently results in the recognition of a non-financial asset or liability, the amounts accumulated in other comprehensive income are included in the measurement of the asset or liability.

Furthermore, hedge accounting is discontinued prospectively when fair value hedges or cash flow hedges no longer meet the criteria for hedge accounting, or when the hedging instrument expires or is sold, terminated or exercised.

Inventories

The cost of inventories comprises all costs of purchase, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition.

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is primarily calculated based on the periodic average method.

Property, plant and equipment (excluding the exploration, evaluation and development costs of oil, gas and mineral resources)

For property, plant and equipment, the cost model is applied for measurement after initial recognition, and the amount is presented at cost less any accumulated depreciation and accumulated impairment losses.

The cost of property, plant and equipment comprises costs directly attributable to the acquisition of an item, costs of dismantling and removing the item and restoring the site on which it is located, and capitalized borrowing costs for long-term projects if recognition criteria are met. Finance leases capitalized are also included in the carrying amount of property, plant and equipment.

Subsequent expenditures incurred after acquisition are accounted for either by including them in the asset’s carrying amount or by recognizing them as a separate asset, as appropriate, only when it is probable that future economic benefits will flow to JX Group and the amount can be measured reliably. Subsequent expenditures not included in cost are recognized in profit or loss as incurred.

Expenditures relating to major maintenance and repair include the cost of replacing an asset or part of an asset, inspection costs and overhaul (detailed inspection) costs. Major inspection costs which qualify for recognition as property, plant and equipment are capitalized and depreciated over the period until the next inspection.

Depreciation of property, plant and equipment other than land is calculated based on the depreciable amount, which is the cost of each part of an item of property, plant and equipment, less its residual value, over the estimated useful life of each item, mainly using the straight-line method.

The estimated useful lives of property, plant and equipment are summarized below:

Buildings, structures and oil tanks: 2-50 years

Machinery, equipment and vehicles: 2-20 years

The depreciation method, estimated useful lives and residual values of property, plant and equipment are reviewed at the end of each financial year.

Intangible assets

For intangible assets (software and other intangible assets) except for goodwill, the cost model is applied for measurement after initial recognition and the amount is presented at cost less accumulated amortization and accumulated impairment losses. The accounting policy for goodwill is described in “Business combinations and goodwill”.

Intangible assets acquired separately are initially recognized at cost, and intangible assets acquired in business combinations are initially recognized at fair value as at the acquisition date. For internally generated intangible assets, except for development costs which qualify for capitalization, expenditures are recognized as expenses during the period in which they are incurred.

Amortization of intangible assets is calculated based on cost less residual value, mainly using the straight-line method over the estimated useful life.

The estimated useful life of major intangible asset is as follows:

Software: 5 years

The amortization method, estimated useful lives and residual values of intangible assets are reviewed at the end of each financial year.

Leases

Leases are classified as finance leases when substantially all of the risks and rewards incidental to ownership of the assets are transferred to JX Group and all other leases are classified as operating leases.

At the commencement of a finance lease, the leased asset and lease liability are recognized at the lower of the fair value of the leased property and the present value of the minimum lease payments. Lease payments are apportioned between finance charges and capital repayments of the lease liabilities so as to achieve a constant interest rate. Finance charges are recognized in profit or loss. If there is no reasonable certainty that JX Group will obtain ownership by the end of the lease term, the asset is depreciated mainly using straight-line method over the shorter of its useful life and the lease term.

Payments made under operating leases are recognized as expenses on a straight-line basis over the lease term.

Impairment of non-financial assets

During each reporting period, JX Group assesses whether there is any indication that an asset may be impaired. If any such indication exists, or in cases where an annual impairment test is required for intangible assets with indefinite useful lives, the recoverable amount of the asset is estimated. In case where the recoverable amount cannot be estimated, it is estimated at the level of the cash-generating unit, or CGU, to which the asset belongs.

The recoverable amount is determined as the higher of an asset or CGU’s FVLCD and its value in use. In determining the FVLCD, an appropriate valuation model supported by available fair value indicators is used. The estimated future cash flows used for the assessment of value in use are discounted to the present value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the carrying amount of an asset or CGU exceeds its recoverable amount, an impairment loss is recognized for the excess and the carrying amount is reduced to the recoverable amount. Assets other than goodwill are assessed to determine whether there is any indication that an impairment loss recognized in prior periods may have decreased or may no longer exist. If any such indication exists, the recoverable amount of the asset or the CGU is estimated. In cases where the recoverable amount exceeds the carrying amount of the asset or the CGU, a reversal of impairment is recognized to the extent that the increased carrying amount does not exceed the carrying amount, net of depreciation or amortization, that would have been determined if no impairment loss had previously been recognized.

Exploration, evaluation and development costs of oil and gas resources

JX Group accounts for oil and gas exploration and evaluation costs using the successful efforts method. Acquisition costs of concessions, all costs associated with exploration and evaluation wells are initially capitalized. The capitalized exploration and evaluation well costs will be expensed when the potential commercial quantities of hydrocarbons are not found. In addition, other exploration project costs incurred during the exploration stage, such as geological and geophysical costs and other than the exploration and evaluation wells, are expensed as incurred.

Development wells and related production equipment are recognized as assets. These capitalized costs are depreciated using the unit-of-production method based on proved and probable developed reserves, which are in accordance with Petroleum Resources Management System 2007, from the inception of production.

Exploration, evaluation and development costs of mineral resources

Expenditures for exploration and evaluation of mineral resources are recognized as expenses during the reporting period incurred. In each project, expenditures directly attributable to development activities that occur on and after the time that the project was determined to be economically viable, but before the start of production, are capitalized. Such assets related to mining activity are depreciated using the unit-of-production method at a rate-of-mining amount during the reporting period to the total of proven reserves and probable reserves. Expenditures that occur after the start of production, with the exception of expenditures relating to stripping activity and additional development, are accounted for as inventories.

Stripping expenditures

Expenditures for the removal of waste (stripping expenditures) arise in the development and production stage of surface mining projects. Stripping expenditures in the development stage are capitalized because the objective is to gain access to mineral resources. Stripping expenditures in the production stage include those related to the production of inventories and those related to improvement of access to future mineral resources. Therefore, the stripping expenditures related to the production of the inventories form part of the inventories and the stripping expenditures related to the improvement of access to future mineral resources are capitalized as deferred stripping expenditures by component when they meet certain criteria. Those deferred stripping expenditures capitalized are depreciated using the unit-of-production method using the corresponding reserves of the related components.

Determination of estimate of oil, gas and mineral reserves

Oil, gas and mineral reserves, used for depreciation and the consideration of impairment as well as the estimation of the timing of payment period for restoration costs and purification costs to be incurred on the cessation of operations, are estimated based on information obtained from qualified professionals. Details of such estimation are described in Note 4 “Critical accounting estimates and judgments: Estimates of oil, gas and mineral reserves” below.

Non-current assets or disposal groups held for sale and discontinued operations

A non-current asset or disposal group is classified as held for sale when: its carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use; management of JX Group is committed to sell the asset; the sale is highly probable, will occur within one year; and the asset is available for immediate sale.

An asset or disposal group held for sale is measured at the lower of the carrying amount and FVLCD and is not depreciated or amortized while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

Assets and disposal groups that have already been disposed of or that are classified as held for sale are recognized as discontinued operations when they meet any of the following:

•	Separate major line of business or geographical area of operations

•	Part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations

•	Subsidiary acquired exclusively with a view to resale

Employee benefits

Post-retirement benefits

JX Group operates both defined benefit plans and defined contribution plans. The liability recognized in the consolidated statement of financial position in respect of defined benefit plans is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension obligation.

For components of defined benefit costs, service costs and the net interest in the net defined benefit liability are recognized in profit or loss. Measurements, which include actuarial gains and losses arising from differences between estimates and actual experience, and changes in actuarial assumptions, are recognized in other comprehensive income in the period in which they arise. JX Group reclassifies such amounts recognized in other comprehensive income to retained earnings immediately as they are not permitted to be reclassified to profit or loss but may be reclassified within equity. Past-service costs are recognized in profit or loss.

Costs related to defined contribution plans are recognized as expenses in the period in which the employees render the related service, and the contributions payable are recognized as liabilities.

Provisions and contingent liabilities

A provision is recognized when JX Group has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and reliable estimates can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligations using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligations. The increase in the provision due to the passage of time is recognized as interest expense.

Asset retirement obligations are recognized when JX Group is obligated to dismantle and remove facilities or equipment and restore the site, and reliable estimates can be made of the amounts of its obligations.

Obligations that are probable at the end of the reporting period, but which do not meet the recognition criteria are disclosed as contingent liabilities in the Note 29 “Contingencies”.

Treasury stock

When treasury stock is reacquired, the consideration paid including any directly attributable incremental costs, net of tax, is recognized as a deduction from equity. When treasury stock is sold, the consideration received is recognized as an increase in equity.

Revenue recognition

(a) Sale of goods

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable for the sale in the ordinary course of business. In addition, revenue from the sale of goods is presented net of value-added taxes, returned goods, rebates and discounts.

Taxes, such as value-added taxes or gas oil delivery taxes which are imposed at the point of sale and considered to have been collected as an agent on behalf of the governmental authority, are excluded from revenue and are presented on a net basis. Conversely, taxes, such as gasoline taxes, which are costs imposed during the process prior to sales and which are subsequently included in the sales price, are included in revenue.

Barter transactions involving petroleum products and petroleum chemicals, etc. with a similar nature and value are excluded from revenue and presented on a net basis.

Sales of goods are recognized when products are delivered to the wholesaler, where the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery is not considered to have occurred until the products have been shipped to the specified location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed or JX Group has objective evidence that all criteria for acceptance have been satisfied.

Sales of products from Oil and gas assets in which JX Group has an interest with partners in joint arrangements are recognized at JX Group’s working interest in each asset (entitlement method).

Revenue from metal resources development is recognized at the billing amount adding the provisional price adjustment as described in “(g) Embedded derivatives” below, at each reporting date. The billing amount of copper concentrate to be sold to smelters and factories for processing is the market value of the metal to be paid by the purchaser less processing costs (such as treatment charges and refining charges).

(b) Rendering of services

Revenue from the rendering of services is measured at the fair value of the consideration received or receivable for the services rendered in the ordinary course of business. Revenue from the rendering of services is recognized by reference to the stage of completion of the transaction at the end of the reporting period.

(c) Contract revenue

When the outcome of construction contracts can be estimated reliably, revenue from contracts is recognized using the percentage-of-completion method (based on the cost-to-cost method to measure the stage of completion of contract activity). Under the percentage-of-completion method, revenue is recognized based on the proportion of contract costs incurred for work performed to date to the estimated total contract costs.

(d) Interest income

Interest income is recognized using the effective interest method.

(e) Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(f) Dividend income

Dividend income is recognized when the right to receive payment is established.

(g) Embedded derivatives

Sales contracts for copper concentrate and for certain copper products generally include a provisional price at the time of shipment with the final price based on the monthly average market price of copper on the London Metal Exchange, or LME, over a certain number of months in the future. Such sales transactions are considered to be sales contracts with characteristics of commodity forwards where the pricing month is the delivery month and hence an embedded derivative with the copper or copper products as the host contract exists.

Embedded derivatives, related to the price settlement mechanism after delivery, are not separated under IFRS 9 because their host is a financial asset.

Therefore, revenue related to such sales is recognized after the fair value of the consideration received is estimated and is re-estimated at the end of the reporting period. The difference between the fair value at the time of shipment and at the end of the reporting period is recognized as an adjustment to revenue.

Government grants

Government grants are recognized at fair value where there is reasonable assurance that the grant will be received and the attached conditions will be complied with. When government grants are related to expense items, they are recognized as income on a systematic basis over the period in which the related costs for which they are intended to compensate are recognized. With regard to grants relating to assets, the amount of the grants is deducted from the cost of the assets.

Income taxes

Income tax expenses comprise current taxes and deferred taxes.

These are recognized in profit or loss, except for the taxes which arise from business combinations or are recognized either in other comprehensive income or directly in equity.

Current income taxes are calculated as expected taxes payables or receivables on the taxable income, using the tax rates enacted or substantially enacted by the end of the reporting period, adjusted by taxes payable or receivable in prior financial years.

Deferred taxes are recognized on temporary differences between the carrying amount of assets and liabilities at the end of the reporting period for accounting purposes and their tax bases. Deferred taxes are determined using tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets are not recognized if the temporary differences arise from the initial recognition of an asset or liability in a transaction other than business combination that affects neither accounting profit nor taxable income at the time of transaction. Deferred tax assets are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that the related tax benefits will be realized.

Deferred tax liabilities are recognized for all taxable temporary differences except that the temporary differences arising from the initial recognition of an asset or liability in a transaction which is not a business combination and affects neither accounting profit nor taxable income at the time of transaction, and the taxable temporary differences arising from the initial recognition of goodwill.

Deferred tax assets and liabilities are presented as non-current assets and non-current liabilities, respectively.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis or to realize the assets and settle the liabilities simultaneously.

Fair value measurement

All assets or liabilities measured at fair value are categorized within the following fair value hierarchy, based on the observability of inputs used in fair value measurement:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2:	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly
Level 3:	Unobservable inputs

4. Critical accounting estimates and judgments

Preparation of JX Group’s consolidated financial statements requires management’s estimates and judgments. These estimates and judgments are based on the best estimates of management in light of historical experience and various factors deemed to be reasonable at the end of the reporting period. Actual results may differ from those estimates and judgments.

The key estimates and judgments that may have the most significant effect on JX Group’s consolidated financial statements are addressed below:

Estimates of oil, gas and mineral reserves

Assets related to oil, gas and mineral resources are depreciated using the unit of production method at a ratio of output during the reporting period to the total of proved and probable developed reserves. The estimates of those reserves require various assumptions including grade, commodity prices, foreign exchange rates, production costs and capital costs. These assumptions are based on the best estimates and judgments made by management; however, it is possible that these assumptions may be affected by changes in uncertain future economic conditions. Where an adjustment is required, such adjustment may have a material impact on the consolidated financial statements.

Impairment of non-financial assets

JX Group tests property, plant and equipment, goodwill and intangible assets for impairment in accordance with the accounting policies in Note 3 “Significant accounting policies”. Certain assumptions are made for future cash flows and discount rates in assessing recoverable amounts during the impairment testing. These assumptions are based on the best estimates and judgments made by management; however, it is possible that these assumptions may be affected by changes in uncertain future economic conditions. Where an adjustment is required, such an adjustment may have a material impact on the consolidated financial statements.

Income taxes

JX Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. JX Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences may have a material impact on the consolidated financial statements.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which deductible temporary differences, unused tax credits and unused tax loss carryforwards can be utilized, based on reasonable estimate of the timing and amount of future taxable income. The timing when the future taxable income arises and the amount of such income may be affected by changes in uncertain future economic conditions. Where the actual timing and the amount differ from the estimates, such differences may have a material impact on the consolidated financial statements in future periods.

Employee benefits

JX Group operates retirement benefit plans including defined benefit plans. The present value of retirement benefit obligations to these plans and the related service costs are calculated based on actuarial assumptions. These actuarial assumptions require estimates and judgments on a number of variables such as discount rates.

JX Group obtains advice from external pension actuaries with respect to the appropriateness of these actuarial assumptions including these variables. The actuarial assumptions are determined based on the best estimates and judgments made by management; however, there is a possibility that these assumptions may be affected by changes in uncertain future economic conditions, which may have a material impact on the consolidated financial statements.

Provisions and contingent liabilities

JX Group recognizes various provisions, including provisions for asset retirement obligations, in the consolidated statement of financial position. These provisions are recognized based on the best estimates of the expenditures required to settle the obligations, taking risks and uncertainty related to the obligations into account at the end of the reporting period.

Expenditures required to settle the obligations are calculated by taking possible results into account comprehensively; however, they may be affected by the occurrence of unexpected events or changes in conditions. Where the actual payments differ from the estimates, such differences may have a material impact on the consolidated financial statements in future periods.

With regard to contingent liabilities, any items that may have a material impact on business in the future are disclosed in light of all the available evidence at the end of the reporting period and by taking into account the probability of these contingencies and their impact on financial reporting.

Fair value measurement

JX Group measures equity financial assets that do not have quoted prices in active markets at fair value, which are classified into financial assets at fair value through other comprehensive income, using appropriate valuation approaches. JX Group uses judgment to select a variety of methods and to make assumptions that are mainly based on market conditions existing at the end of each reporting period. These assumptions are based on the best estimates and judgments made by management; however, it is possible that these assumptions may be affected by changes in uncertain future economic conditions. Where an adjustment is required, such adjustment may have a material impact on the consolidated financial statements.

Unconsolidated entities of which JX Group holds a majority of the voting rights

The principal unconsolidated entities in which JX Group holds a majority of the voting rights are Osaka International Refining Company, Limited and Changzhou Jinyuan Copper Co., Ltd.

JX Group holds more than 50% of the voting rights of each of these entities. JX Group has determined that it has joint control over these entities under the contractual agreements with other investors, and also has rights to its share of the net assets of these entities. Therefore, these entities are classified as joint ventures.

Classification of joint arrangements

The principal joint arrangement over which JX Group has joint control under the contractual agreements with other investors is LS-Nikko Copper Inc.

JX Group holds 49.9% of the voting rights of LS-Nikko Copper Inc. JX Group has determined that it has joint control over the entity under the contractual agreements with other investors, and also has rights to its share of net assets of the entity. Therefore, the entity is classified as a joint venture.

5. Standards and interpretations that have been issued but not yet adopted by JX Group

The new standards, interpretations and amendments that have been issued as of the date of approval of the consolidated financial statements are as follows. These are not mandatory for the year ended March 31, 2017 or before, but permit to early adopt (Earlier application of IFRS 16 is permitted for entities that apply IFRS 15). JX Group has not elected to early adopt.

IFRS		Mandatory adoption (From the year beginning)	To be adopted by JX Group (From the year beginning)	Description of new standards / amendments
IFRS 15	Revenue from Contracts with Customers	January 1, 2018	April 1, 2018	New accounting standard for revenue from contracts with customers

IFRS 16	Leases	January 1, 2019	April 1, 2019	New accounting standard for leases

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 was issued in May 2014 and replaces IAS 18 “Revenues”, IAS 11 “Construction Contracts” and related interpretations that have been applied currently. IFRS 15 requires to apply the principle that an entity recognizes revenue related the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity recognizes revenue in accordance with that core principle by applying the following steps:

Step 1:	Identify the contracts with a customer
Step 2:	Identify the performance obligations in the contract
Step 3:	Determine the transaction price
Step 4:	Allocate the transaction price to the performance obligations in the contract
Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation

JX Group is currently considering the potential impacts that the application of IFRS 15 will have on the consolidated financial statements and it is not currently anticipated that IFRS 15 will have a material impact on the financial statements.

IFRS 16 “Leases”

IFRS 16 was issued in January 2016 and replaces IAS 17 “Leases”, or IAS 17 and related interpretations that have been applied currently. IFRS 16 does not require that a lessee classifies the leases into financial lease or operating lease, and introduces a single lessee accounting model. A lessee recognizes, for all leases, a right-of-use asset representing its right of use the underlying leased asset and a lease liability representing its obligation to make lease payments. However a lessee may elect not to apply the above requirement to short term (12 months or less) and low value lease. After the initial recognition of a right-of-use asset and a lease liability, an entity recognizes depreciation cost of the right-of-use asset and interest expense of the lease liability.

JX Group is currently considering the potential impacts that the application of IFRS 16 will have on the consolidated financial statements. Assets and liabilities in the consolidated statement of financial position may increase due to applying a single lessee accounting model for operating leases. In addition, while the lease payments for operating lease are included in “Rental expenses” under IAS 17, under IFRS 16, these will be recognized as depreciation costs of right-of-use asset and interest expenses of lease liability in the consolidated statement of income or loss. Therefore, for these expenses, the nature will be changed.

JX Group will apply IFRS 15 and IFRS 16 either:

(a) retrospectively to prior period presented; or

(b) retrospectively with the cumulative effect of initially applying each standard recognized at the date of initial application of these standards.

JX Group is currently considering which approach to apply.

6. Segment information

Description of reportable segments

JX Group’s operating segments are components of JX Group for which discrete financial information is available, and such information is regularly reviewed by the board of directors (the chief operating decision maker) in order to make decisions about the allocation of resources and assess its performance. JX Group, which includes the Company as its holding company, is composed of segments determined by product and service based on three core operating companies. JX Group considers “Energy”, “Oil and Natural Gas Exploration and Production, or Oil and Natural Gas E&P” and “Metals” as its operating segments which are also reportable segments. “Other” includes relatively less significant businesses.

The details of the major products and services or business activities of each reportable segment and “Other” are as follows:

Segments and other	Major products and services or business
Energy	Petroleum refining and marketing, lubricants, basic chemical products, specialty & performance chemical products, gas, coal, electricity, and new energy

Oil and Natural Gas E&P	Oil and gas exploration, development and production

Metals	Non-ferrous metal resources development and mining, copper, gold, silver, sulfuric acid, copper foils, materials for rolling and processing, thin film materials, non-ferrous metal recycling and industrial waste treatment, transportation by ships of products including non-ferrous metal business products, and titanium

Other	Asphalt paving, civil engineering work, construction work, electric wires, land transportation, real estate leasing business, and affairs common to JX Group companies including fund procurement

Revenue, profit or loss, assets, liabilities and other items by reportable segment

JX Group evaluates the performance of its operating segments by using operating profit (loss) in the consolidated statement of profit or loss, which is determined in accordance with IFRS as described in Note 3 “Significant accounting policies”. Until the year ended March 31, 2016, JX Group had evaluated performance based on ordinary income (loss) in accordance with the accounting principles generally accepted in Japan, or Japanese GAAP, which is a widely used measure in Japan for evaluating the core profitability of a company’s operations. Ordinary income (loss) is defined as profit (loss) before extraordinary gains or losses (as such terms are defined under Japanese GAAP), taxes and non-controlling interests. Segment information for the years ended March 31, 2016 and March 31, 2015 has been restated in accordance with IFRS. The main differences arise from impairment losses which are included in operating profit (loss) under IFRS, but are not included in ordinary income (loss) under Japanese GAAP. For the impact of impairment losses by segment, see Note 13 “Impairment of non-financial assets”.

Revenue, profit or loss, assets, liabilities and other items by reportable segment of JX Group are as follows:

Year ended March 31, 2017

(Millions of Yen)
	Energy	Oil and Natural Gas E&P	Metals	Total of Reportable segments	Other	Eliminations (*2)	Consolidated
Revenue
Revenue from external customers	5,579,934	144,443	868,954	6,593,331	431,731	—	7,025,062
Inter-segment revenue or transfers	8,641	—	2,797	11,438	52,823	(64,261)	—

Total	5,588,575	144,443	871,751	6,604,769	484,554	(64,261)	7,025,062

Segment profit (loss)	238,387	(48,188)	27,442	217,641	47,112	6,385	271,138

Finance income							3,671
Finance costs							25,694

Profit before income taxes							249,115

Segment assets	3,907,917	1,014,752	1,470,688	6,393,357	2,626,256	(2,226,721)	6,792,892
Segment liabilities	2,790,927	636,572	929,464	4,356,963	2,276,874	(1,981,233)	4,652,604
Other items
Depreciation, depletion and amortization	116,423	38,305	55,679	210,407	8,417	3,817	222,641
Share of profit (loss) of investments accounted for using the equity method	12,085	(10,837)	22,650	23,898	1,650	—	25,548
Increase in property, plant and equipment and intangible assets	143,532	77,018	39,783	260,333	19,181	3,794	283,308

(*1)	Inter-segment revenue and transfers are based on prevailing market prices.
(*2)	Eliminations are as follows:
1.	6,385 million yen of the segment profit (loss) eliminations includes 7,145 million yen of net corporate income and expenses of JX Group unallocated to any reportable segment or “Other”.
2.	(2,226,721) million yen of the segment assets eliminations mainly comprise the elimination of inter-segment receivables.
3.	(1,981,233) million yen of the segment liabilities eliminations mainly comprise the elimination of inter-segment payables.

Year ended March 31, 2016

	(Millions of Yen)
	Energy	Oil and Natural Gas E&P	Metals	Total of Reportable segments	Other	Eliminations (*2)	Consolidated
Revenue
Revenue from external customers	6,017,201	176,857	874,331	7,068,389	462,506	—	7,530,895
Inter-segment revenue or transfers	6,145	—	2,456	8,601	53,366	(61,967)	—

Total	6,023,346	176,857	876,787	7,076,990	515,872	(61,967)	7,530,895

Segment profit (loss)	(104,004)	(225,758)	(69,274)	(399,036)	44,800	3,515	(350,721)

Finance income							18,395
Finance costs							25,246

Profit before income taxes							(357,572)

Segment assets	3,619,232	1,070,333	1,478,711	6,168,276	2,472,791	(1,812,553)	6,828,514
Segment liabilities	2,642,308	666,819	923,840	4,232,967	2,155,116	(1,587,576)	4,800,507
Other items
Depreciation, depletion and amortization	116,918	57,087	48,789	222,794	8,620	3,569	234,983
Share of profit (loss) of investments accounted for using the equity method	(3,149)	5,385	10,631	12,867	1,358	—	14,225
Increase in property, plant and equipment and intangible assets	150,722	134,038	48,733	333,493	15,385	16,859	365,737

(*1)	Inter-segment revenue and transfers are based on prevailing market prices.
(*2)	Eliminations are as follows:
1.	3,515 million yen of the segment profit (loss) eliminations includes 4,839 million yen of net corporate income and expenses of JX Group unallocated to any reportable segment or “Other”.
2.	(1,812,553) million yen of the segment assets eliminations mainly comprise the elimination of inter-segment receivables.
3.	(1,587,576) million yen of the segment liabilities eliminations mainly comprise the elimination of inter-segment payables.

Year ended March 31, 2015

(Millions of Yen)
	Energy	Oil and Natural Gas E&P	Metals	Total of Reportable segments	Other	Eliminations (*2)	Consolidated
Revenue
Revenue from external customers	7,922,504	240,156	955,670	9,118,330	444,208	—	9,562,538
Inter-segment revenue or transfers	8,334	—	2,816	11,150	74,984	(86,134)	—

Total	7,930,838	240,156	958,486	9,129,480	519,192	(86,134)	9,562,538

Segment profit (loss)	(253,839)	(51,709)	(3,510)	(309,058)	41,428	2,656	(264,974)

Finance income							8,124
Finance costs							45,299

Profit before income taxes							(302,149)

Segment assets	4,132,288	1,219,214	1,705,723	7,057,225	2,371,874	(1,777,927)	7,651,172
Segment liabilities	2,964,591	771,403	1,006,951	4,742,945	2,064,325	(1,739,732)	5,067,538
Other items
Depreciation, depletion and amortization	121,648	48,762	37,332	207,742	7,912	4,076	219,730
Share of profit (loss) of investments accounted for using the equity method	(11,508)	13,638	33,938	36,068	1,561	—	37,629
Increase in property, plant and equipment and intangible assets	192,468	137,484	102,866	432,818	13,456	30,525	476,799

(*1)	Inter-segment revenue and transfers are based on prevailing market prices.
(*2)	Eliminations are as follows:
1.	2,656 million yen of the segment profit (loss) eliminations includes 2,028 million yen of net corporate income and expenses of JX Group unallocated to any reportable segment or “Other”.
2.	(1,777,927) million yen of the segment assets eliminations mainly comprise the elimination of inter-segment receivables.
3.	(1,739,732) million yen of the segment liabilities eliminations mainly comprise the elimination of inter-segment payables.

Revenue from major products and services

The categories of major products and services correspond to the reportable segment. For further details, refer to “Revenue, profit or loss, assets, liabilities and other items by reportable segment”.

Information of revenue by category and geographic areas

Substantially all of JX Group’s revenue arises from the sale of goods.

Revenue from external customers by country or geographic area is as follows:

			(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Japan	5,789,139	6,246,601	8,139,283
China	453,601	543,443	546,601
Other	782,322	740,851	876,654

Total	7,025,062	7,530,895	9,562,538

(*)	Revenue is calculated based on the customers’ locations, and is categorized into countries or regions.

Non-current assets by geographic area are as follows:

		(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Japan	1,932,042	1,936,122
Chile	460,669	479,187
Other	670,084	715,712

Total	3,062,795	3,131,021

(*)	Non-current assets exclude financial instruments, deferred tax assets and assets for retirement benefits.

Information on major customers

JX Group does not have any external customer whose revenue exceeds 10% of JX Group’s total revenue. Accordingly, disclosure of information on major customers is omitted.

7. Cash and cash equivalents

The adjustment for cash and cash equivalents are as follows:

			(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016	As of March 31, 2015
Cash and cash equivalents in the consolidated statements of financial position	349,007	537,878	386,696
Restricted deposits	(5,968)	(5,605)	(6,065)

Cash and cash equivalents in the consolidated statements of cash flows	343,039	532,273	380,631

8. Trade and other receivables

The components of trade and other receivables are as follows:

	(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Accounts receivable - trade	938,946	760,141
Notes receivable - trade	27,010	28,991
Other	97,099	89,346
Less: loss allowance	(2,171)	(2,110)

Total	1,060,884	876,368

“Other” mainly includes receivables from credit card companies.

9. Inventories

The components of inventories are as follows:

	(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Merchandise and finished goods	453,280	386,614
Work in process	127,958	131,041
Raw materials and supplies	549,162	490,651

Total	1,130,400	1,008,306

These also include Japanese government-regulated stockpiles of crude oil and refined petroleum products.

The amounts of inventories recognized as an expense during the period are described in Note 23 “Expenses by nature”. The reversal of write-down of inventories for the year ended March 31, 2017 and March 31, 2016 was 35,561 million yen and 9,391 million yen, respectively. The write-down of inventories for the year ended March 31, 2015 was 33,730 million yen.

10. Property, plant and equipment

Changes in cost, and accumulated depreciation and impairment losses of property, plant and equipment are as follows:

Year ended March 31, 2017

	(Millions of Yen)
Cost	Buildings, structures and oil tanks	Machinery, equipment and vehicles	Land	Construction in progress	Oil and gas assets	Other	Total
At beginning of the year	1,839,838	3,587,322	1,084,635	106,913	1,097,726	226,411	7,942,845

Acquisitions	1,901	8,654	470	182,635	75,103	2,821	271,584
Increase due to business combination	—	—	95	152	—	—	247
Disposals	(27,430)	(73,016)	(21,152)	(2,146)	(2,390)	(5,865)	(131,999)
Transfer from Construction in progress	49,171	96,012	1,457	(150,548)	—	3,908	—
Transfer to Assets held for sale	—	(18,075)	—	(529)	(6,497)	—	(25,101)
Exchange differences	8,142	(21,282)	(598)	(410)	(1,549)	(3,870)	(19,567)
Other	266,933	(294,085)	126	7,813	4,920	9,322	(4,971)

At end of the year	2,138,555	3,285,530	1,065,033	143,880	1,167,313	232,727	8,033,038

	(Millions of Yen)
Accumulated depreciation and impairment losses	Buildings, structures and oil tanks	Machinery, equipment and vehicles	Land	Construction in progress	Oil and gas assets	Other	Total
At beginning of the year	1,295,720	2,625,744	163,675	7,032	639,070	157,215	4,888,456

Depreciation	56,030	111,042	—	—	31,259	8,767	207,098
Impairment losses	4,045	4,661	5,635	6	53,423	316	68,086
Disposals	(25,518)	(67,503)	(8,144)	(341)	—	(5,665)	(107,171)
Transfer to Assets held for sale	—	(7,603)	—	—	—	—	(7,603)
Exchange differences	3,631	(7,203)	(5)	(57)	1,226	(3,885)	(6,293)
Other	107,189	(105,870)	(494)	(55)	1,022	(63)	1,729

At end of the year	1,441,097	2,553,268	160,667	6,585	726,000	156,685	5,044,302

Year ended March 31, 2016

	(Millions of Yen)
Cost	Buildings, structures and oil tanks	Machinery, equipment and vehicles	Land	Construction in progress	Oil and gas assets	Other	Total
At beginning of the year	1,799,410	3,129,039	1,090,339	554,862	1,151,357	228,078	7,953,085

Acquisitions	4,721	8,898	2,823	204,926	132,320	2,553	356,241
Disposals	(33,764)	(45,354)	(11,879)	(1,222)	(5,468)	(6,934)	(104,621)
Transfer from Construction in progress	79,316	559,769	3,780	(649,116)	—	6,251	—
Transfer to Assets held for sale	—	—	—	—	(95,621)	—	(95,621)
Exchange differences	(9,751)	(52,249)	(537)	(1,846)	(70,458)	(3,660)	(138,501)
Other	(94)	(12,781)	109	(691)	(14,404)	123	(27,738)

At end of the year	1,839,838	3,587,322	1,084,635	106,913	1,097,726	226,411	7,942,845

	(Millions of Yen)
Accumulated depreciation and impairment losses	Buildings, structures and oil tanks	Machinery, equipment and vehicles	Land	Construction in progress	Oil and gas assets	Other	Total
At beginning of the year	1,263,596	2,451,569	164,104	60,385	476,052	154,632	4,570,338

Depreciation	47,224	112,845	—	—	52,684	8,482	221,235
Impairment losses	19,657	53,154	4,113	13,360	227,793	490	318,567
Disposals	(30,568)	(43,042)	(4,485)	(107)	(5,441)	(6,677)	(90,320)
Transfer to Assets held for sale	—	—	—	—	(67,337)	—	(67,337)
Exchange differences	(3,559)	(17,263)	(98)	(323)	(41,660)	(82)	(62,985)
Other	(630)	68,481	41	(66,283)	(3,021)	370	(1,042)

At end of the year	1,295,720	2,625,744	163,675	7,032	639,070	157,215	4,888,456

The details of impairment losses are described in Note 13 “Impairment of non-financial assets”.
The details of assets held for sale are described in Note 14 “Non-current assets or disposal groups classified as held for sale”.
The carrying amount of property, plant and equipment is as follows:
	(Millions of Yen)
Carrying amount	Buildings, structures and oil tanks	Machinery, equipment and vehicles	Land	Construction in progress	Oil and gas assets	Other	Total
As of March 31, 2017	697,458	732,262	904,366	137,295	441,313	76,042	2,988,736
As of March 31, 2016	544,118	961,578	920,960	99,881	458,656	69,196	3,054,389

11. Goodwill and intangible assets

Changes in cost, and accumulated amortization and impairment losses of goodwill and intangible assets are as follows:

Year ended March 31, 2017

	(Millions of Yen)
Cost	Goodwill	Software	Other	Total
At beginning of the year	22,880	151,564	111,378	285,822

Acquisitions	—	6,884	4,840	11,724
Disposals	—	(1,931)	(183)	(2,114)
Exchange differences	—	(32)	(100)	(132)
Other	—	(844)	(260)	(1,104)

At end of the year	22,880	155,641	115,675	294,196

	(Millions of Yen)
Accumulated amortization and impairment losses	Goodwill	Software	Other	Total
At beginning of the year	5,819	123,212	86,025	215,056

Amortization	—	9,692	3,019	12,711
Impairment losses	—	172	23	195
Disposals	—	(913)	(78)	(991)
Exchange differences	—	(17)	(46)	(63)
Other	—	(720)	(40)	(760)

At end of the year	5,819	131,426	88,903	226,148

Year ended March 31, 2016

	(Millions of Yen)
Cost	Goodwill	Software	Other	Total
At beginning of the year	22,472	145,232	111,722	279,426

Acquisitions	408	8,602	894	9,904
Disposals	—	(2,243)	(242)	(2,485)
Exchange differences	—	(40)	(960)	(1,000)
Other	—	13	(36)	(23)

At end of the year	22,880	151,564	111,378	285,822

	(Millions of Yen)
Accumulated amortization and impairment losses	Goodwill	Software	Other	Total
At beginning of the year	5,819	115,534	83,547	204,900

Amortization	—	9,707	3,063	12,770
Impairment losses	—	138	24	162
Disposals	—	(2,064)	(223)	(2,287)
Exchange differences	—	(5)	(365)	(370)
Other	—	(98)	(21)	(119)

At end of the year	5,819	123,212	86,025	215,056

Amortization of intangible assets is included in “Cost of sales” and “Selling, general and administrative expenses” in the consolidated statement of profit or loss.

The carrying amount of goodwill and intangible assets is as follows:

	(Millions of Yen)
Carrying amount	Goodwill	Software	Other	Total
As of March 31, 2017	17,061	24,215	26,772	68,048
As of March 31, 2016	17,061	28,352	25,353	70,766

The carrying amount of goodwill allocated to each CGU or group of CGU is immaterial and the carrying amount of goodwill of each segment is as follows:

	(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016	As of March 31, 2015
Energy	13,083	13,083	13,083
Oil and Natural Gas E&P	—	—	—
Metals	3,978	3,978	3,570

Total	17,061	17,061	16,653

12. Leases

JX Group leases property, plant and equipment and intangible assets classified as finance leases. The carrying amount of leased assets where JX Group is a lessee under finance leases are as follows:

	(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Buildings, structures and oil tanks	12,828	13,709
Machinery, equipment and vehicles	16,348	19,435
Other property, plant and equipment	1,930	1,445
Intangible assets	194	208

Total	31,300	34,797

The components of finance lease obligations are as follows:

	(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Gross finance lease obligations:
Total minimum lease payments
Within one year	5,678	6,626
After one year but not more than five years	16,353	19,664
More than five years	33,295	37,711
Less: amount representing interest charge	(20,929)	(23,623)

Present value of finance lease obligations	34,397	40,378

The analysis of present value of finance lease obligations is as follows:

	(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Within one year	3,992	4,726
After one year but not more than five years	10,292	12,863
More than five years	20,113	22,789

Total	34,397	40,378

The analysis of future minimum lease payments by due date under JX Group’s non-cancelable operating leases is as follows:

	(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Within one year	27,042	19,934
After one year but not more than five years	56,637	44,675
More than five years	52,312	24,237

Total	135,991	88,846

The amount of minimum lease payments recognized as an expense under JX Group’s non-cancelable and cancelable operating leases is included in “Rental expenses” in Note 23 “Expenses by nature”.

13. Impairment of non-financial assets

The components of impairment losses by reportable segment and other are as follows:

		(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Energy	11,047	8,668	19,185
Oil and Natural Gas E&P	54,751	227,724	142,312
Metals	3,566	82,274	52,237
Other	38	202	167

Total	69,402	318,868	213,901

Impairment losses are included in “Other operating expenses” in the consolidated statement of profit or loss.

Year ended March 31, 2017

In the Energy segment, impairment losses of 11,047 million yen relating to mainly Buildings, structures and oil tanks, Machinery, equipment and vehicles and Land of service stations and facilities were recognized.

In the Oil and Natural Gas E&P segment, impairment losses of 54,751 million yen were recognized in relation to oil and gas assets of working interests in several oil and gas fields. Of the losses in respect of the Oil and Natural Gas E&P segment, impairment loss of 28,628 million yen was recognized upon a decision to exit certain exploration field in the Middle East region as it was no longer believed to be economically viable for production. The loss was equal to the carrying amount of the Oil and gas assets. Furthermore, JX Group recognized impairment losses in relation to Oil and gas assets of working interests in other fields due to decreases in the estimated future cash flows of certain oil and gas fields in development or production phase as a result of changes in economic conditions such as foreign exchange rate fluctuation.

Year ended March 31, 2016

In the Oil and Natural Gas E&P segment, impairment losses of 227,724 million yen relating to Oil and gas assets were recognized primarily due to decreases in the estimated future cash flows as a result of lowered expectations of future oil prices and as a result of JX Group’s restructuring plan.

Included in the above total, were impairment losses of 160,455 million yen recognized in relation to Oil and gas assets of working interests mainly in several fields in the U.K. North Sea.

Of the losses in respect of the U.K. North Sea, impairment losses of 101,438 million yen were recognized due to decreases in the estimated future cash flows as a result of lowered expectations of future oil and gas prices and the recoverable amount of CGUs was 84,023 million yen measured at value in use. The value in use calculation used a discounted cash flow model based on management’s internal projection including commodity prices, production costs and profile and a pre-tax discount rate of 6.8%, which reflects current market assessments of the time value of money and the risks specific to these assets. Short-term (up to approximately 3 years) commodity prices were estimated using observable future prices, mid-term (up to approximately 8 to 10 years) prices were based on an analysis of the forward curve and long-term (thereafter) prices were based on prior trends and management’s forecast.

In addition, of the losses in respect of the U.K. North Sea, as a result of JX Group’s restructuring plan, assets and liabilities related to part of the working interests of certain oil and gas fields were classified as disposal groups held for sale during the year ended March 31, 2016. Impairment losses of 59,017 million yen were recognized to reduce the carrying amount to recoverable amount based on FVLCD. The FVLCD was determined based on the expected consideration in an arms’ length transaction and was classified as Level 3 in the fair value hierarchy. The disposal groups held for sale were measured at the lower of carrying amount and FVLCD. Certain of these parts of working interests were sold and the related assets and liabilities were transferred to the acquirer in May 2016. The parts of working interests of the rest of the fields, and the related assets and liabilities, are expected to be, and it is highly probable that they will be, sold during the year ending March 31, 2017. These disposals are being made to deliver the best allocation of JX Group’s management resources and to optimize JX Group’s asset portfolio across exploration, development and production phase based on JX Group’s restructuring plan. The carrying amounts of major classes of assets and liabilities of the disposal groups classified as held for sale are given in Note 14 “Non-current assets or disposal groups classified as held for sale”.

Furthermore, as a result of JX Group’s restructuring plan, impairment losses of 15,934 million yen were also recognized as a result of the decision to exit another overseas oil and gas participation, recoverable amount of such assets is considered to be insignificant.

In the Metals segment, impairment losses of 82,274 million yen in respect of certain assets related to mining activity were recognized primarily due to decreases in the estimated future cash flows arising from the lowering of expected future copper prices and disrupted stable production resulting from the time required, among other things, to develop the deposit for sand tailings segregated in the copper concentrate production process.

Included in the above total, were impairment losses of 80,235 million yen recognized in relation to mainly the assets of the Caserones Copper Mine, such as Machinery, equipment and vehicles. The recoverable amount was 471,349 million yen based on the FVLCD approach. The FVLCD was determined by estimating future cash flows expected to be generated from the Caserones mine, based on the long-term life of mine and production plans. The FVLCD is considered to be Level 3 in the hierarchy of fair value measurements. The associated significant unobservable inputs include copper price, crude oil price, molybdenum price, other operating costs, future capital expenditure, discount rate and foreign exchange rate. Short -term (up to approximately 3 years) copper prices are based on observable market prices and estimates, and long-term (thereafter) prices are based on prior trends and management’s forecast. The post-tax discount rate used was 7.8%, which reflects the current market assessments of the time value of money and the risks specific to the asset.

Year ended March 31, 2015

In the Oil and Natural Gas E&P segment, impairment losses of 142,312 million yen relating to Oil and gas assets were recognized primarily due to decreases in the estimated future cash flows as a result of lowered expectations of future oil prices.

Included in the above total, were impairment losses of 68,234 million yen recognized in relation to Oil and gas assets of working interests mainly in several fields in Papua New Guinea. The recoverable amount of these CGUs was 193,135 million yen measured at value in use. The value in use calculation used a discounted cash flow model based on management’s internal projections including commodity prices, production costs and profile and a pre-tax discount rate of 10.3%, which reflects current market assessments of the time value of money and the risks specific to these assets. Short-term (up to approximately 3 years) commodity prices were estimated using observal future prices, mid-term (up to approximately 8 to 10 years) prices were based on an analysis of the forward curve, and long-term (thereafter) prices were based on prior trends and management’s forecast.

In the Metals segment, impairment losses of 52,237 million yen in respect of certain assets related to mining activity were recognized primarily due to decreases in estimated future cash flows arising from disrupted stable production resulting from the time required, among other things, to develop the deposit for sand tailings generated in the copper concentrate production process.

Included in the above total, were impairment losses of 43,699 million yen recognized in relation to the assets of the Caserones Copper Mine, such as Machinery, equipment and vehicles. The recoverable amount was 562,956 million yen based on the FVLCD approach. The FVLCD was determined by estimating future cash flows expected to be generated from the Caserones mine, based on the long-term life of mine and production plans. The FVLCD is considered to be Level 3 in the hierarchy of fair value measurements. The associated significant unobservable inputs include were copper price, crude oil price, molybdenum price, other operating costs, future capital expenditure, discount rate and foreign exchange rate. Short -term (up to approximately 3 years) copper prices are based on observable market prices and estimates, and long-term (thereafter) price are based on prior trends and managements’ forecast. The post-tax discount rate of 7.4%, which reflects the current market assessments of the time value of money and the risks specific to the asset.

14. Non-current assets or disposal groups classified as held for sale

Year ended March 31, 2017

During the year ended March 31, 2017, assets and liabilities related to part of the working interests in certain oil and gas fields in the U.K. North Sea, which were attributed to the Oil and Natural Gas E&P segment, were classified as a disposal group held for sale. This disposal group contained primarily property, plant and equipment (Oil and gas assets) and provisions (Asset retirement obligations). In addition, assets and liabilities of a subsidiary in the Metals segment were classified as a disposal group held for sale based on agreement for the transfer of shares. This disposal group contained primarily trade and other receivables, property, plant and equipment (Machinery, equipment and vehicles), trade and other payables and borrowings. In addition, investments accounted for using the equity method were classified assets held for sale due to an agreement to transfer the interest.

Year ended March 31, 2016

As described in Note 13 “Impairment of non-financial assets”, assets and liabilities related to part of the working interests of certain oil and gas fields in the U.K. North Sea, which were attributed to the Oil and Natural Gas E&P segment, were classified as disposal group held for sale during the year ended March 31, 2016.

The carrying amounts of major classes of the assets of disposal groups classified as held for sale are as follows:

		(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Cash and cash equivalents	524	—
Trade and other receivables	1,336	—
Other current assets	—	3,405
Property, plant and equipment - Machinery, equipment and vehicles	10,472	—
Property, plant and equipment - Construction in progress	529	—
Property, plant and equipment - Oil and gas assets	6,183	30,423
Investments accounted for using the equity method	4,703	—

Total	23,747	33,828

The carrying amounts of major classes of the liabilities of disposal groups classified as held for sale are as follows:

		(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Trade and other payables	1,702	—
Bonds and borrowings - Borrowings	6,394	—
Provisions - Asset retirement obligations	3,615	3,993
Other current liabilities	917	8,480
Other non-current liabilities	3,795	—

Total	16,423	12,473

Cash and cash equivalents, Trade and other receivables, Trade and other payables and Borrowings, which were classified as assets held for sale or liabilities directly related to assets held for sale, were measured at amortized cost.

15. Trade and other payables, and Other current liabilities

Trade and other payables

The components of trade and other payables are as follows:

		(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Accounts payable - trade	604,114	568,439
Notes payables - trade	52,297	59,874
Gasoline excise tax and gas oil delivery tax payables	265,119	369,406
Other payables	319,494	332,093
Accrued expenses	63,331	42,123

Total	1,304,355	1,371,935

“Other payables” mainly includes payables related to various taxes (except for income tax payable, gasoline excise tax and gas oil delivery tax payable).

Other current liabilities

“Other current liabilities” mainly includes customer deposits and consumption tax payable.

16. Bonds and borrowings

The components of bonds are as follows. Amounts in brackets represent the current portion of the bonds:

The bonds issued by the Company

(Millions of Yen)
Bond name	Date of issue	As of March 31, 2017	As of March 31, 2016	Interest rate (%) (*1)	Collateral	Maturity (*2)
26th, unsecured	June 8, 2006	—	20,000	—	None	—
			(20,000)
28th, unsecured	June 11, 2008	30,000	30,000	2.09	None	June 11, 2018
3rd, unsecured	June 17, 2008	10,000	10,000	2.32	None	June 15, 2018
2nd, unsecured	December 17, 2010	20,000	20,000	1.07	None	December 15, 2017
		(20,000)
3rd, unsecured	December 17, 2010	10,000	10,000	1.50	None	December 17, 2020
4th, unsecured	December 14, 2012	30,000	30,000	1.15	None	December 14, 2022
5th, unsecured	July 19, 2013	10,000	10,000	0.44	None	July 19, 2018
6th, unsecured	July 19, 2013	15,000	15,000	1.12	None	July 19, 2023
7th, unsecured	June 4, 2014	10,000	10,000	0.31	None	June 4, 2019
8th, unsecured	June 4, 2014	10,000	10,000	0.52	None	June 4, 2021
9th, unsecured	June 4, 2014	15,000	15,000	0.82	None	June 4, 2024
10th, unsecured	December 9, 2014	10,000	10,000	0.41	None	December 9, 2021
11th, unsecured	December 9, 2014	15,000	15,000	0.72	None	December 9, 2024
12th, unsecured	July 28, 2016	10,000	—	0.07	None	July 28, 2021
13th, unsecured	July 28, 2016	10,000	—	0.30	None	July 28, 2026
14th, unsecured	July 28, 2016	10,000	—	0.83	None	July 28, 2036

	Total	215,000	205,000
		(20,000)	(20,000)

(*)	1.	The interest rate represents the interest rate of the outstanding balance as of March 31, 2017.
2.	The maturity represents the repayment term of the outstanding balance as of March 31, 2017.

The components of borrowings are as follows:

	(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016	Average interest rate (%) (*1)	Maturity (*2)
Current liabilities
Commercial paper	232,000	248,000	(0.00)	—
Short-term borrowings	440,451	588,033	0.14	—
Current portion of long-term borrowings	170,158	143,303	1.29	—

Subtotal	842,609	979,336	—

Non-current liabilities long-term borrowings	1,375,071	1,355,807	1.29	2018 - 2036

Total	2,217,680	2,335,143	—

(*)	1.	The interest rate is calculated using the weighted average rate of the outstanding balance as of March 31, 2017.

2.	The maturity represents the repayment term of the outstanding balance in non-current liabilities as of March 31, 2017.

JX Group has entered into commitment line agreements with six financial institutions to finance its working capital requirements effectively. For the year ended March 31, 2017, the balance of borrowings related to those agreements was zero. The loan facility under the commitment line agreements is as follows:

	(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Yen loan facility under commitment line agreements	450,000	430,000
	(Thousands of U.S. dollars)
	As of March 31, 2017	As of March 31, 2016
U.S. dollars loan facility under commitment line agreements	—	200,000

Assets pledged as collateral and secured debts are as follows:

	(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Assets pledged as collateral
Cash and cash equivalents	14,168	12,158
Buildings, structures and oil tanks	389,215	208,877
Machinery, equipment and vehicles	305,853	473,537
Land	365,700	375,522
Other property, plant and equipment	190,386	185,984
Other financial assets	543	580
Other	51,804	43,676

Total	1,317,669	1,300,334

Secured debts
Other payables	184,863	192,271
Long-term borrowings	167,982	192,072
Other	750	900

Total	353,595	385,243

Assets pledged as collateral are in excess of secured debts, because certain assets are pledged in groups, known as “Factory foundation security” in Japan.

Debts corresponding to assets pledged as collateral also include transaction guarantees and borrowings of related companies as below:

(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Transaction guarantees	1,174	1,218
Borrowings of related companies	26,521	30,140

17. Provisions

Changes in provisions are as follows:

Year ended March 31, 2017

(Millions of Yen)
	Asset retirement obligations	Other	Total
At beginning of the year	127,330	17,135	144,465

Recognition	1,392	1,691	3,083
Adjustments due to the passage of time	2,832	—	2,832
Amounts utilized	(1,726)	(4,443)	(6,169)
Unused amounts reversed	(356)	(345)	(701)
Transfer to Liabilities directly related to assets held for sale	(69)	—	(69)
Exchange differences	(595)	58	(537)
Other	4,967	(1)	4,966

At end of the year	133,775	14,095	147,870

Year ended March 31, 2016

(Millions of Yen)
	Asset retirement obligations	Other	Total
At beginning of the year	127,350	18,833	146,183

Recognition	6,333	5,175	11,508
Adjustments due to the passage of time	2,999	—	2,999
Amounts utilized	(954)	(6,640)	(7,594)
Unused amounts reversed	(75)	(425)	(500)
Transfer to Liabilities directly related to assets held for sale	(3,993)	—	(3,993)
Exchange differences	(7,723)	(88)	(7,811)
Other	3,393	280	3,673

At end of the year	127,330	17,135	144,465

Asset retirement obligations principally relate to the obligations to restore real estate under lease agreements for land used for service stations, and obligations to dismantle oil development facilities upon the termination of production. The estimated period up to settlement is primarily assumed to be 15 years for land for service stations and, for development facilities, the number of years of estimated mining or oil production. Discount rates in calculating asset retirement obligations are from 0.2% to 6.5%.

The details of liabilities directly related to assets held for sale are described in Note 14 “Non-current assets or disposal groups classified as held for sale”.

18. Employee benefits

Outline of retirement benefit plans

JX Group’s domestic subsidiaries have defined benefit plans which include defined benefit corporate pension plan and severance indemnity plan, as well as defined contribution plans which include the defined contribution corporate pension plan. During the year ended March 31, 2017, JX Group withdrew from all employees’ regional industry public pension funds, including the National Construction Employees’ Pension Fund described below.

Defined benefit plans are usually based on the point system. Employees may be paid special additional benefits on retirement. Certain foreign subsidiaries also have defined benefit plans and defined contribution plans. Furthermore, certain subsidiaries have retirement benefit trusts.

Defined benefit plans

JX Group has defined benefit pension plans, which define the amount of benefit that an employee will receive based on the evaluation of factors such as years of service of employees, performance, job grade and position.

(a) Risks related to defined benefit plans

JX Group is exposed to various risks related to defined benefit plans. JX Group is not exposed to any significant concentration risks related to plan assets. Major risks are as follows:

Plan asset volatility:	Investments in equity instruments are exposed to market price fluctuation risk.

Change in interest rate on bonds:	Decrease in bond market yields will increase net defined benefit liability.

(b) Amounts recognized in the consolidated statements of financial position

The present value of retirement benefit obligations and fair value of plan assets are as follows:

(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Present value of retirement benefit obligations	309,672	317,647
Fair value of plan assets	177,155	187,458

Net	132,517	130,189

The liabilities and assets for retirement benefits recognized in the consolidated statements of financial position are as follows:

(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Liabilities for retirement benefits	133,096	130,572
Assets for retirement benefits	579	383

Net of liabilities and assets recognized in the consolidated statements of financial position	132,517	130,189

“Assets for retirement benefits” are included in “Other non-current assets” in the consolidated statement of financial position.

(c) Reconciliation of present value of retirement benefit obligations and fair value of plan assets

A reconciliation of the present value of retirement benefit obligations and the fair value of plan assets is as follows:

(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016
Changes in the present value of retirement benefit obligations:
At beginning of the year	317,647	324,406

Current service cost	9,699	8,999
Interest expenses	706	1,690
Remeasurements
- Actuarial difference arising from change in demographic assumptions	3,948	1,882
- Actuarial difference arising from change in financial assumptions	(2,412)	8,346
Benefit payments	(19,907)	(23,120)
Other	(9)	(4,556)

At end of the year	309,672	317,647

Changes in the fair value of plan assets:
At beginning of the year	187,458	207,778

Interest income	1,217	1,711
Remeasurements	2,282	(5,478)
Employer contributions	4,084	1,278
Benefit payments	(17,882)	(17,825)
Other	(4)	(6)

At end of the year	177,155	187,458

Net of liabilities and assets recognized in the consolidated statements of financial position	132,517	130,189

(d) Components of plan assets

The components of plan assets are as follows:

As of March 31, 2017

(Millions of Yen)
	Quoted prices in active markets	Without quoted prices in an active market	Total
Equity investments (domestic)	28,331	—	28,331
Equity investments (foreign)	26,873	—	26,873
Bonds (domestic)	50,355	—	50,355
Bonds (foreign)	17,697	—	17,697
General account assets (life insurance company)	—	18,763	18,763
Other	20,073	15,063	35,136

Total	143,329	33,826	177,155

As of March 31, 2016

(Millions of Yen)
	Quoted prices in active markets	Without quoted prices in an active market	Total
Equity investments (domestic)	27,052	—	27,052
Equity investments (foreign)	27,374	—	27,374
/Bonds (domestic)	60,157	—	60,157
Bonds (foreign)	19,942	—	19,942
General account assets (life insurance company)	—	20,299	20,299
Other	10,373	22,261	32,634

Total	144,898	42,560	187,458

JX Group has common stock included in the plan assets at the amount of 5,015 million yen, 3,992 million yen as of March 31, 2017, March 31, 2016, respectively.

(e) Actuarial assumptions

Major assumptions used for actuarial valuation are as follows:

	As of March 31, 2017	As of March 31, 2016
Discount rate	0.3%	0.2%

(f) Sensitivity analysis

Changes in actuarial assumptions have the following effects on defined benefit obligations:

The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, changes in other assumptions may affect the sensitivity analysis.

Change in discount rate	As of March 31, 2017	As of March 31, 2016
0.5% increase	Decrease of 14,231 million yen	Decrease of 14,773 million yen
0.5% decrease	Increase of 15,178 million yen	Increase of 14,488 million yen

(g) Information on future cash flows

The expected contributions to the defined benefit plans for the next annual reporting period is estimated at 1,418 million yen and 930 million yen as of March 31, 2017 and March 31, 2016, respectively. The weighted average duration of defined benefit obligations is 11 years and 10 years for the year ended March 31, 2017 and March 31, 2016, respectively.

Multi-employer plans

JX Group participates in multi-employer plans which are defined benefit plans. The contribution rate or cost share ratio for past service obligations of each employer is not determined, and contributions are made at a flat rate. Therefore, the required contributions are accounted for as retirement benefit expenses.

(a) Funded status of all multi-employer plans

The funded status of all multi-employer plans is based on the latest available information as follows:

(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Total plan assets	32,451	361,886
Total actuarial liabilities for pension financing and minimum actuarial reserve	32,341	367,334

Net amount	110	(5,448)
JX Group’s proportion of the total contributions to the plan	2.84%	7.60%

As of March 31, 2016, the above table included the funded status of the National Construction Employees’ Pension Fund that had settled in September 2016. This funded status is as follows:

(Millions of Yen)
National Construction Employees’ Pension Fund
Total plan assets	270,328
Total actuarial liabilities for pension financing and minimum actuarial reserve	260,102

Net amount	10,226
JX Group’s proportion of the total contributions to the plan	8.43%

(b) Expected contributions to multi-employer plans for the next annual reporting period

The expected contributions to multi-employer plans for the next annual reporting period are estimated at 52 million yen and 891 million yen as of March 31, 2017 and March 31, 2016, respectively.

(c) Responsibility of JX Group related to multi-employer plans

JX Group may be liable for additional contributions to the multi-employer plans in which JX Group participates, due to wind up of a plan, withdrawal from a plan, or other events.

Defined contribution plans

Retirement benefit expenses for defined contribution plans are recognized as expenses in the period in which the employees render the related services, and contributions payable are recognized as liabilities.

Retirement benefit expenses for defined contribution plans are as follows:

		(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Retirement benefit expenses for defined contribution plans	11,440	13,669	13,648

19. Deferred tax

Changes in deferred tax assets and liabilities

The components of changes in deferred tax assets and liabilities are analyzed as follows:

Year ended March 31, 2017

				(Millions of Yen)
	At beginning of the year	Recognized in profit or loss	Recognized in other comprehensive income	Other changes	At end of the year
Deferred tax assets
Property, plant and equipment and intangible assets	32,535	46,899	—	1,753	81,187
Liabilities for retirement benefits	41,233	2,434	(260)	(40)	43,367
Net operating loss carryforwards	251,217	(48,707)	—	594	203,104
Asset retirement obligations	31,915	(5,956)	—	(443)	25,516
Other	53,970	20,507	(2,505)	2,746	74,718

Subtotal	410,870	15,177	(2,765)	4,610	427,892

Deferred tax liabilities
Changes in fair value of financial assets measured at FVOCI	58,970	—	9,841	—	68,811
Property, plant and equipment and intangible assets	210,804	51,379	—	(628)	261,555
Undistributed earnings of foreign subsidiaries and others	31,256	(1,364)	—	—	29,892
Other	2,615	3,194	—	(2,062)	3,747

Subtotal	303,645	53,209	9,841	(2,690)	364,005

Net amount	107,225	(38,032)	(12,606)	7,300	63,887

Year ended March 31, 2016

				(Millions of Yen)
	At beginning of the year	Recognized in profit or loss	Recognized in other comprehensive income	Other changes	At end of the year
Deferred tax assets
Property, plant and equipment and intangible assets	35,378	(2,220)	—	(623)	32,535
Liabilities for retirement benefits	36,572	(292)	5,050	(97)	41,233
Net operating loss carryforwards	249,124	7,364	—	(5,271)	251,217
Asset retirement obligations	33,385	730	—	(2,200)	31,915
Other	65,283	(18,428)	7,332	(217)	53,970

Subtotal	419,742	(12,846)	12,382	(8,408)	410,870

Deferred tax liabilities
Changes in fair value of financial assets measured at FVOCI	108,328	—	(49,358)	—	58,970
Property, plant and equipment and intangible assets	293,749	(75,881)	—	(7,064)	210,804
Undistributed earnings of foreign subsidiaries and others	36,309	(5,053)	—	—	31,256
Other	36,481	(31,083)	—	(2,783)	2,615

Subtotal	474,867	(112,017)	(49,358)	(9,847)	303,645

Net amount	(55,125)	99,171	61,740	1,439	107,225

Year ended March 31, 2015

				(Millions of Yen)
	At beginning of the year	Recognized in profit or loss	Recognized in other comprehensive income	Other changes	At end of the year
Deferred tax assets
Property, plant and equipment and intangible assets	43,922	(10,551)	—	2,007	35,378
Liabilities for retirement benefits	39,327	(1,559)	(1,307)	111	36,572
Net operating loss carryforwards	172,045	65,792	—	11,287	249,124
Asset retirement obligations	32,698	(3,500)	—	4,187	33,385
Other	93,449	(35,491)	3,784	3,541	65,283

Subtotal	381,441	14,691	2,477	21,133	419,742

Deferred tax liabilities
Changes in fair value of financial assets measured at FVOCI	91,980	—	16,348	—	108,328
Property, plant and equipment and intangible assets	280,131	(5,986)	—	19,604	293,749
Undistributed earnings of foreign subsidiaries and others	30,614	5,695	—	—	36,309
Other	81,496	(56,024)	—	11,009	36,481

Subtotal	484,221	(56,315)	16,348	30,613	474,867

Net amount	(102,780)	71,006	(13,871)	(9,480)	(55,125)

“Other changes” mainly includes foreign exchange differences.

“Other” in deferred tax assets mainly includes deferred tax assets recognized for other payables and accrued expenses.

Taxable entities that have suffered a loss in either the current or preceding period recognize deferred tax assets based on the recoverability considering the probability of the generation of future taxable income and the expiration dates of the related net operating loss carryforwards. Deferred tax assets recognized by these entities were 73,558 million yen and 199,276 million yen, as of March 31, 2017 and March 31, 2016, respectively.

Deductible temporary differences and net operating loss carryforwards for which no deferred tax assets are recognized

The following table shows the amount of deductible temporary differences and net operating loss carryforwards before tax impacts for which no deferred tax assets are recognized:

	(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Deductible temporary differences	898,193	992,976
Net operating loss carryforwards	852,244	672,946

Total	1,750,437	1,665,922

Net operating loss carryforwards for which no deferred tax assets are recognized will expire as follows:

	(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Year ending March 31, :
2017	—	9,048
2018	162,130	87,876
2019	1,225	8,107
2020	3,153	9,911
2021	10,602	(*)558,004
2022 and thereafter	675,134	(*)

Total	852,244	672,946

(*)	Net operating loss carryforwards as at March 31, 2016 expire from 2021 and thereafter.

Income tax receivables included in “Other current assets” in the consolidated statements of financial position as of March 31, 2017 and March 31, 2016 are 6,355 million yen and 27,698 million yen, respectively.

20. Financial instruments

Capital management

JX Group seeks to develop and maintain an optimal capital structure in order to achieve mid-to-long term group strategies and maximize corporate value. The index JX Group focuses on for capital management purposes is net debt equity ratio (net D/E ratio (*)).

The target for this index is included in the medium to long term group strategies, and is reported to and monitored by management on a continuous basis.

(*)	Net D/E ratio = (interest-bearing debts - cash and cash equivalents - time deposits) / total equity

Net D/E ratio as of March 31, 2017 and March 31, 2016 was 0.97 times and 0.99 times, respectively.

JX Group is not subject to particular significant capital requirements (other than general rules such as the Companies Act of Japan).

Financial risk management

JX Group is exposed to various risks including credit risk, liquidity risk and market risk (foreign exchange risk, interest rate risk, commodity price fluctuation risk and stock price fluctuation risk). JX Group uses derivative financial instruments including foreign exchange forward contracts, interest rate swaps, and commodity forwards, to hedge certain market risk exposures. JX Group complies with the management policy which sets the authorization levels required to execute derivative transactions and establishes that derivative transactions are not entered into for speculative purposes.

JX Group conducts financing activities (including bank borrowings and bond issuance) as necessary based on the capital investment plan. Temporary surplus funds are invested in low risk financial instruments for asset management purposes, and short-term operating funds are raised through bank borrowings or commercial paper issuance. Liquidity risk related to financing is managed through the monthly cash management plan developed by each group entity or through other methods.

(a) Credit risk

JX Group is exposed to credit risk, which is the risk of loss arising from the failure of counterparties to meet their obligations related to the financial assets held by JX Group. To mitigate such risk, JX Group sets the credit limit for each counterparty according to the credit management policy, regularly monitors the financial conditions of the counterparties, and properly manages due dates and balances of receivables due from each counterparty, in order to allow for early detection of receivables which may be uncollectible. Safeguard measures, such as the holding of collateral or the use of factoring companies, may be adopted as necessary.

Derivative transactions to mitigate fluctuation risk of commodity prices or foreign exchange rates, are generally entered into with highly creditworthy financial institutions, and accordingly the impact on credit risk is limited.

The receivables held by JX Group are due from various counterparties across a broad range of industries and regions. Accordingly, JX Group does not have significant concentration of credit risk related to particular counterparties nor excessive concentration of credit risk which requires special attention.

Guarantees and the carrying amount of financial assets less impairment in the consolidated financial statements represent the maximum credit risk exposure of JX Group’s financial assets, which do not take into account of the value of collateral held.

(i) Changes in the loss allowance

JX Group measures the loss allowance for trade receivables at an amount equal to the expected credit loss for the entire expected remaining life of the financial asset based on the actual loss rate determined using the historical experience of default by past due status and adjusted for economic situations.

Further, JX Group categorizes other receivables into general accounts receivables or delinquent receivables according to the credit management policy. Delinquent receivables are financial assets whose credit risks have significantly increased since the initial recognition based on such factors as an external credit rating downgrade or overdue status, or financial assets that are determined to be impaired because of a significant deterioration in the financial condition of the debtor. General receivables are receivables other than delinquent receivables.

The loss allowance for general accounts receivables is measured at an amount equal to the expected credit loss that will occur within 12 months after the end of the reporting period, and the loss allowance for delinquent receivables is measured at an amount equal to the expected credit loss for the entire expected remaining life.

Changes in the loss allowance are as follows:

Year ended March 31, 2017

	(Millions of Yen)
	Trade receivables	Items other than trade receivables
At beginning of the year	1,634	2,925

Recognition	657	384
Amounts utilized	(137)	(699)
Unused amounts reversed	(601)	(402)
Other	(23)	48

At end of the year	1,530	2,256

Year ended March 31, 2016

	(Millions of Yen)
	Trade receivables	Items other than trade receivables
At beginning of the year	1,293	9,808

Recognition	1,098	276
Amounts utilized	(71)	(6,416)
Unused amounts reversed	(760)	(332)
Other	74	(411)

At end of the year	1,634	2,925

The loss allowance for “Items other than trade receivables” consists primarily of other receivables whose credit risk has not increased significantly since initial recognition.

The loss allowance is included in “Current assets” and “Non-current assets” in the consolidated statement of financial position.

(ii) Gross financial assets by credit quality

As of the March 31, 2017 and March 31, 2016, the gross carrying amounts of trade receivables by aging of trade receivables (“Accounts receivable - trade” and “Notes receivable - trade”) and the gross carrying amounts other than trade receivables by internal management classification are as follows:

Trade receivables (“Accounts receivable - trade” and “Notes receivable - trade”)

(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
30 days or less past due (including before due)	962,462	785,841
Over 30 days through 90 days past due	2,207	2,391
Over 90 days through 180 days past due	498	390
Over 180 days through one year past due	31	369
Over one year past due	758	141

Total	965,956	789,132

Items other than trade receivables

(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
General accounts receivable	240,377	239,057
Delinquent receivables	1,659	3,674

Total	242,036	242,731

(b) Liquidity risk

JX Group raises funds necessary for its operation and capital investment through borrowing from financial institutions and issuing bonds or commercial paper, and accordingly is exposed to liquidity risk, which is the risk of failure to meet these obligations. JX Group borrows from financial institutions and issues bonds or commercial paper, if necessary, to secure minimum funds to its operating businesses, as well as maintaining commitment lines to be prepared for emergency situations such as unexpected funding needs or a significant decrease in market liquidity.

Further, JX Group manages liquidity risk through developing monthly financial plans based on the funding needs of each group entity, and comparing them to actual daily cash flows.

The amounts of JX Group’s non-derivative financial liabilities and derivative liabilities by remaining maturity are as follows:

As of March 31, 2017

(Millions of Yen)
	Due in one year or less	Due after one year through five years	Due after five years
Non-derivative financial liabilities
Trade and other payables	1,304,355	—	—
Bonds and borrowings	862,609	760,832	809,239

Total	2,166,964	760,832	809,239

Derivative liabilities
Foreign exchange derivatives	5,328	2,247	116
Interest rate swaps	611	3,814	8,489
Commodity derivatives	8,893	3,049	—

Total	14,832	9,110	8,605

As of March 31, 2016

(Millions of Yen)
	Due in one year or less	Due after one year through five years	Due after five years
Non-derivative financial liabilities
Trade and other payables	1,369,719	2,216	—
Bonds and borrowings	999,336	744,732	796,075

Total	2,369,055	746,948	796,075

Derivative liabilities
Foreign exchange derivatives	1,218	2,224	317
Interest rate swaps	406	6,400	11,715
Commodity derivatives	15,892	10,079	—

Total	17,516	18,703	12,032

(c) Market risk

(i) Foreign exchange risk

JX Group operates globally and is exposed to foreign exchange risk related to foreign currency denominated receivables and payables arising from foreign currency transactions, such as purchases of certain raw materials and sales of certain products in foreign currencies. JX Group’s foreign exchange risk arises mainly from U.S. dollar fluctuation. JX Group uses foreign exchange forward contracts and other instruments to hedge foreign exchange risk related to forward transactions or foreign currency denominated receivables and payables, taking account of the effect of future offset.

Major JX Group’s net foreign exchange risk exposure is as follows (amounts in brackets: payables):

As of March 31, 2017

	Millions of Yen	Foreign currency in thousands
U.S. dollar	(95,080)	(847,489)

As of March 31, 2016

	Millions of Yen	Foreign currency in thousands
U.S. dollar	(128,391)	(1,139,431)

For foreign currency denominated financial instruments held at the end of the reporting period, the hypothetical impact on loss before tax in the consolidated statements of profit or loss for the years ended March 31, 2017 and March 31, 2016 would be 875 million yen and 2,412 million yen, respectively, assuming a 1% appreciation in yen value while holding all other assumptions constant.

(ii) Interest rate risk

In the ordinary course of business, JX Group makes interest payments on funds raised for operations and capital investment purposes, and is accordingly exposed to cash flow interest rate risk arising from market interest rate fluctuation related to variable interest borrowings. For the variable interest long-term borrowings, such as those for capital investment purposes, JX Group enters into floating-to-fixed interest rate swaps with financial institutions in order to prevent any excessive increase in interest expense due to rising interest rates. JX Group hedges interest rate risk through converting long-term borrowings from floating rates to fixed rates to ensure stable future cash flow.

For variable-interest-bearing debts not hedged by floating-to-fixed interest rate swaps, the hypothetical impact on loss before tax in the consolidated statements of profit or loss for the years ended March 31, 2017 and March 31, 2016 would be 5,795 million yen and 6,099 million yen, respectively, assuming a 1% fluctuation in interest rates while holding all other assumptions constant.

(iii) Commodity price risk

In the ordinary course of business, JX Group sells products such as petroleum and metal products and purchases raw materials such as crude oil and copper concentrates, and is accordingly exposed to commodity price fluctuation risk arising from fluctuation of sales and purchase prices. JX Group hedges commodity price fluctuation risk through adjusting the quantity of sales and purchases, matching sales and purchase timing, and entering into derivative transactions, such as commodity forwards and swaps.

If commodity prices fluctuate 10% with the price at the end of the reporting period, the hypothetical impact on loss before tax in the consolidated statements of profit or loss arising from the commodity-related derivatives to which hedge accounting is not applied would be immaterial.

(iv) Stock price risk

JX Group mainly holds equity investments in its business partners in order to facilitate business operations, and is accordingly exposed to stock price fluctuation risk. JX Group regularly analyzes the market prices of those investments and the financial position of the issuers, and continuously reviews its ownership status considering relationships with the business partners.

If the quoted prices of equity instruments (stock) in active markets drop 10% at the end of the reporting period, the hypothetical impact (before tax) on “Changes in fair value of financial assets measured at fair value through other comprehensive income” in the consolidated statements of comprehensive income or loss for the years ended March 31, 2017 and March 31, 2016 would be 18,894 million yen and 20,242 million yen, respectively. The impact on profit or loss would be immaterial.

Classification of financial instruments

(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Financial assets
Financial assets measured at amortized cost
Cash and cash equivalents	349,007	537,878
Trade and other receivables	1,060,201	875,059
Other financial assets	142,935	150,068
Financial assets measured at FVPL
Trade and other receivables	683	1,309
Other financial assets (derivatives)	4,668	12,335
Financial assets measured at FVOCI
Other financial assets (equity investments)	353,629	315,337

Total	1,911,123	1,891,986

Financial liabilities
Financial liabilities measured at amortized cost
Trade and other payables	1,304,355	1,371,935
Bonds and borrowings	2,432,680	2,540,143
Other financial liabilities	5,855	5,701
Financial liabilities measured at FVPL
Other financial liabilities (derivatives)	32,547	48,251
Other financial liabilities (preferred stock)	8,828	3,479

Total	3,784,265	3,969,509

Financial assets measured at FVOCI

JX Group designates the equity investments held with a view to broaden the revenue base through maintaining and enforcing relationships with business partners, as financial assets measured at FVOCI.

The fair values of major equity investments in active markets are as follows:

As of March 31, 2017

(Millions of Yen)
INPEX Corporation	47,951
Nippon Shokubai Co., Ltd.	16,139
SK Innovation Co., Ltd.	15,273
East Japan Railway Company	9,608
Shinko Plantech Co., Ltd.	5,167

As of March 31, 2016

(Millions of Yen)
INPEX Corporation	37,393
SK Innovation Co., Ltd.	15,494
Nippon Shokubai Co., Ltd.	12,200
East Japan Railway Company	9,627
Nissan Chemical Industries, Ltd.	7,463

Financial assets measured at FVOCI that do not have quoted prices in active markets primarily comprised investments related to resources such as LNG. As of March 31, 2017 and March 31, 2016, investments related to resources were 117,450 million yen and 87,156 million yen, respectively.

The financial assets measured at FVOCI which were disposed of during the years ended March 31, 2017, March 31, 2016 and March 31, 2015 are as follows:

				(Millions of Yen)
Year ended March 31, 2017			Year ended March 31, 2016			Year ended March 31, 2015
Fair value as of the date of sale	Cumulative gains	Dividend income	Fair value as of the date of sale	Cumulative gains	Dividend income	Fair value as of the date of sale	Cumulative gains	Dividend income
41,735	18,397	907	38,938	32,033	513	292	164	5

These assets were sold as the result of a review of the business relationships. Cumulative gains and cumulative losses, net of tax, transferred from other components of equity to retained earnings during the years ended March 31, 2017, March 31, 2016 and March 31, 2015 were 10,749 million yen, 14,904 million yen and 25,972 million yen, respectively.

Fair value of financial instruments

(a) Carrying amounts and fair value of financial instruments measured at amortized cost

	(Millions of Yen)
	As of March 31, 2017		As of March 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities measured at amortized cost
Bonds and borrowings	2,432,680	2,458,873	2,540,143	2,552,152

Fair value is determined as follows:

Cash and cash equivalents, trade and other receivables, and trade and other payables

The fair value of these instruments approximates the carrying amount due to their short-term maturities.

Bonds and borrowings

The fair value of bonds and borrowings is determined by discounting future cash flow to their present value using the rate that would be applied to JX Group’s current borrowings of a similar nature. These are classified as Level 2 because the inputs are observable.

(b) Financial assets and financial liabilities measured at fair value

All assets or liabilities measured at fair value are categorized within the following fair value hierarchy, based on the observability of inputs used in fair value measurement:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2:	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly
Level 3:	Unobservable inputs

The following financial assets and liabilities of JX Group are measured at fair value on a recurring basis:

As of March 31, 2017

				(Millions of Yen)
	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets measured at FVPL
Trade and other receivables	—	683	—	683
Other financial assets (derivatives)	—	4,668	—	4,668
Financial assets measured at FVOCI
Other financial assets (equity investments)	188,935	25,567	139,127	353,629
Financial liabilities measured at FVPL
Other financial liabilities (derivatives)	—	32,547	—	32,547
Other financial liabilities (preferred stock)	—	—	8,828	8,828

As of March 31, 2016

				(Millions of Yen)
	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets measured at FVPL
Trade and other receivables	—	1,309	—	1,309
Other financial assets (derivatives)	—	12,335	—	12,335
Financial assets measured at FVOCI
Other financial assets (equity investments)	202,419	—	112,918	315,337
Financial liabilities measured at FVPL
Other financial liabilities (derivatives)	—	48,251	—	48,251
Other financial liabilities (preferred stock)	—	—	3,479	3,479

JX Group recognizes transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the years ended March 31, 2017 and March 31, 2016, there were no transfers between Level 1 and Level 2.

Fair value is determined as follows:

Trade and other receivables

The fair value of trade and other receivables, which have embedded derivatives and are accounted for in combination, is determined based on the market price of copper on the LME for a certain period of time in the future, and are classified as Level 2.

Other financial assets (derivatives) and other financial liabilities (derivatives)

Within derivatives, the fair value of foreign exchange forward contracts is determined based on forward exchange quotation at the end of the reporting period. The fair value of interest rate swaps is determined by discounting future cash flows to their present value using the remaining period to maturity and the rate at the end of the reporting period. The fair value of commodity derivatives is determined based on publicly available indexes. All of these derivatives are classified as Level 2.

Other financial assets (equity investments)

Fair value of listed equity investments is determined using unadjusted quoted prices and are classified as Level 1. The fair value of unlisted equity investments is determined using appropriate valuation approaches such as the discounted cash flow method and comparable companies approach. Unlisted equity investments are classified as Level 3, because one or more of the significant inputs are not based on observable market data.

Other financial liabilities (preferred stock)

The fair value of preferred stock is determined using the dividend discount method and is classified as Level 3.

(c) Financial instruments classified as Level 3

Changes in other financial assets (equity investments) classified as Level 3 is shown below:

	(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016
At beginning of the year	112,918	220,872

Gains (losses) recognized in other comprehensive income	7,166	(99,050)
Purchases	19,542	90
Sales	(34)	(416)
Settlements	(5)	(8,593)
Other changes	(2,085)	15
Exchange differences	1,625	—

At end of the year	139,127	112,918

Gains or losses recognized in other comprehensive income are included in “Changes in fair value of financial assets measured at fair value through other comprehensive income” in the consolidated statement of comprehensive income or loss.

Changes in other financial liabilities (preferred stock) classified as Level 3 during the reporting period is shown below:

	(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016
At beginning of the year	3,479	—

Losses (gains) recognized in profit or loss	284	(771)
Purchases	2,269	4,531
Other changes	2,629	—
Exchange differences	167	(281)

At end of the year	8,828	3,479

Gains or losses recognized in profit or loss are included in “Other operating income or expenses” or “Finance income or costs” in the consolidated statement of profit or loss.

In accordance with JX Group’s policy, the fair value of unlisted equity investments classified as Level 3 is measured by each group entity which directly holds the equity investments. The appropriateness of the fair value determination is verified on a continuous basis through the valuation policy and the valuation model developed, maintained and updated by the Company, and periodic monitoring of businesses of each unlisted company evaluated and their comparable listed companies.

The significant unobservable inputs used in the measurement of fair value of unlisted equity investments classified as Level 3 are the discount rate used in the discounted cash flow method and the assumptions used in the estimation of the future cash flows, such as commodity prices based on market price and foreign exchange rates which are assumed based on the year-end exchange rate. The discount rate applied by JX Group is approximately 10%. Changes in the fair value are not expected to be significant, assuming a 0.5% increase/decrease in discount rate or a 10% increase/decrease in expected future prices at the end of the reporting period.

Derivative financial instruments and hedge accounting

JX Group uses derivative financial instruments including foreign exchange forward contracts, interest rate swaps and commodity forward contracts, as cash flow hedges to hedge future cash flow fluctuation risk due to foreign exchange, interest rate and commodity price fluctuations. These cash flows related to the outstanding balance as of March 31, 2017 are expected to arise and affect profit or loss for the period from April 2017 to October 2030.

The following table shows changes in other components of equity due to derivatives to which hedge accounting is applied:

	(Millions of Yen)
	Year ended March 31, 2017
	At beginning of the year	Changes during the year	Reclassified to profit or loss	Adjustments to acquisition costs of non-financial assets	At end of the year
Currency-related
Foreign exchange forward contracts	353	(1,254)	385	(222)	(738)
Interest-rate-related
Interest rate swaps	(12,870)	1,197	2,692	—	(8,981)
Commodity-related
Oil and gas price swaps	(11,635)	67	2,075	3,913	(5,580)
Metal forward transactions	(547)	(4,736)	4,152	(6)	(1,137)

Total	(24,699)	(4,726)	9,304	3,685	(16,436)

	(Millions of Yen)
	Year ended March 31, 2016
	At beginning of the year	Changes during the year	Reclassified to profit or loss	Adjustments to acquisition costs of non-financial assets	At end of the year
Currency-related
Foreign exchange forward contracts	(493)	(1,774)	2,812	(192)	353
Interest-rate-related
Interest rate swaps	(6,930)	(8,546)	2,606	—	(12,870)
Commodity-related
Oil and gas price swaps	1,161	(12,893)	1,555	(1,458)	(11,635)
Metal forward transactions	415	4,243	(5,205)	—	(547)

Total	(5,847)	(18,970)	1,768	(1,650)	(24,699)

	(Millions of Yen)
	Year ended March 31, 2015
	At beginning of the year	Changes during the year	Reclassified to profit or loss	Adjustments to acquisition costs of non-financial assets	At end of the year
Currency-related
Foreign exchange forward contracts	2,406	(5,107)	(1,690)	3,898	(493)
Interest-rate-related
Interest rate swaps	(6,697)	(233)	—	—	(6,930)
Commodity-related
Oil and gas price swaps	3,679	609	496	(3,623)	1,161
Metal forward transactions	(579)	(1,990)	2,964	20	415

Total	(1,191)	(6,721)	1,770	295	(5,847)

The balances in the table above are for continuing hedges.

The fair value and nominal amount of derivatives to which hedge accounting is applied and not applied are as follows. Derivative financial instruments are included in “Other financial assets” or “Other financial liabilities” in the consolidated statement of financial position:

Derivatives to which hedge accounting is applied

	(Millions of Yen)
	As of March 31, 2017			As of March 31, 2016
	Nominal amount	Fair value		Nominal amount	Fair value
		Asset	Liability		Asset	Liability
Currency-related
Foreign exchange forward contracts	166,199	1,211	1,057	102,771	1,978	333
Interest-rate-related
Interest rate swaps	435,787	—	12,914	478,815	—	18,521
Commodity-related
Oil and gas price swaps	83,378	716	8,619	131,699	2,729	23,073
Metal forward contracts	124,815	1,566	3,186	126,555	1,386	3,429

Total	810,179	3,493	25,776	839,840	6,093	45,356

Derivatives to which hedge accounting is not applied

	(Millions of Yen)
	As of March 31, 2017			As of March 31, 2016
	Nominal amount	Fair value		Nominal amount	Fair value
		Asset	Liability		Asset	Liability
Currency-related
Foreign exchange forward contracts	214,131	1,001	5,403	170,933	5,530	1,867
Currency swaps	17,275	—	2,032	21,303	—	1,988
Commodity-related
Oil and gas price swaps	7,102	7	490	6,066	398	151
Metal forward contracts	11,125	1,384	63	8,057	1,425	—

Total	249,633	2,392	7,988	206,359	7,353	4,006

Nominal amounts for commodity-related derivatives represent the product of contractual volumes and prices.

21. Equity and other equity items

Common stock

Changes in the number of shares authorized and issued are as follows:

	(Thousands of Shares)
	Year ended March 31, 2017		Year ended March 31, 2016		Year ended March 31, 2015
	Number of shares authorized	Number of shares issued	Number of shares authorized	Number of shares issued	Number of shares authorized	Number of shares issued
At beginning of the year	8,000,000	2,495,486	8,000,000	2,495,486	8,000,000	2,495,486
Increase (decrease)	—	—	—	—	—	—

At end of the year	8,000,000	2,495,486	8,000,000	2,495,486	8,000,000	2,495,486

(*)	1.	All the shares issued by the Company are common stock with no par value.

2.	Shares issued are fully paid-up.
3.	Each shares issued carries one voting right and dividend right.

Capital surplus and retained earnings

Capital surplus is composed of additional paid-in capital and other capital surplus. Retained earnings are composed of legal reserves and other retained earnings. The Companies Act of Japan provides that 10% of distributions of retained earnings shall be appropriated as additional paid-in capital or as legal reserves until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of common stock.

Treasury stock

Changes in the number and amount of treasury stock are as follows:

	Year ended March 31, 2017		Year ended March 31, 2016		Year ended March 31, 2015
	Number of shares (Thousands)	Amount (Millions of Yen)	Number of shares (Thousands)	Amount (Millions of Yen)	Number of shares (Thousands)	Amount (Millions of Yen)
At beginning of the year	9,122	3,959	9,056	3,926	8,982	3,893
Increase (decrease), net	78	31	66	33	74	33

At end of the year	9,200	3,990	9,122	3,959	9,056	3,926

Other components of equity

(a) Changes in fair value of financial assets measured at FVOCI

Changes in fair value of financial assets measured at FVOCI are the valuation differences in fair value of financial assets measured at FVOCI.

(b) Changes in fair value of cash flow hedges

JX Group uses derivatives for hedging to minimize the risk of fluctuation in future cash flows. This is the effective portion of the change in fair value of derivative transactions designated as cash flow hedges.

(c) Exchange differences on translation of foreign operations

Exchange differences on translation of foreign operations are composed of foreign currency translation differences that occur to consolidated financial statements of foreign operations.

(d) Remeasurement gains (losses) on defined benefit plans

Remeasurement gains (losses) on defined benefit plans are the effect of differences between the actuarial assumptions at the beginning of the year and actual experience, and the effect of changes in actuarial assumptions related to defined benefit plans.

22. Dividends

Dividends becoming effective in the next financial year are as follows:

	Year ending March 31, 2018
Resolution	Share class	Total dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders on June 28, 2017	Ordinary shares	19,918	8.0	March 31, 2017	June 29, 2017

Dividends paid during respective years are as follows:

	Year ended March 31, 2017
Resolutions	Share class	Total dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders on June 28, 2016	Ordinary shares	19,918	8.0	March 31, 2016	June 29, 2016
Board of directors’ meeting on November 8, 2016	Ordinary shares	19,918	8.0	September 30, 2016	December 6, 2016

	Year ended March 31, 2016
Resolutions	Share class	Total dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders on June 25, 2015	Ordinary shares	19,918	8.0	March 31, 2015	June 26, 2015
Board of directors’ meeting on November 4, 2015	Ordinary shares	19,918	8.0	September 30, 2015	December 7, 2015

	Year ended March 31, 2015
Resolutions	Share class	Total dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders on June 26, 2014	Ordinary shares	19,919	8.0	March 31, 2014	June 27, 2014
Board of directors’ meeting on November 4, 2014	Ordinary shares	19,919	8.0	September 30, 2014	December 5, 2014

23. Expenses by nature

The components of cost of sales, and selling, general and administrative expenses are as follows:

			(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Material and merchandise cost included in cost of sales	5,006,364	5,865,223	7,982,127
Fuel expenses	239,247	295,724	455,936
Employee costs	234,430	236,546	232,963
Depreciation and amortization	207,854	212,885	201,625
Freight	175,528	171,332	167,432
Rental expenses	101,866	129,199	124,750
Research and development expenses	20,828	20,684	21,353
Other	741,569	657,079	552,125

Total cost of sales, and selling, general and administrative expenses	6,727,686	7,588,672	9,738,311

“Other” primarily consists of overhead costs for manufacturing and refining such as repair and maintenance, and utility costs.

24. Finance income and finance costs

The components of finance income and finance costs are as follows:

			(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Interest income
Financial assets measured at amortized cost	2,865	2,458	5,568
Dividend income
Financial assets measured at FVOCI	806	995	998
Derivative income	—	6,944	1,558
Foreign currency exchange gain	—	7,998	—

Total finance income	3,671	18,395	8,124

Interest expenses
Financial liabilities measured at amortized cost	25,137	25,179	26,320
Derivative expenses	36	67	3,418
Foreign currency exchange loss	237	—	15,561
Other	284	—	—

Total finance costs	25,694	25,246	45,299

25. Other operating income and expenses

Other operating income

The components of other operating income are as follows:

			(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Dividends income	17,868	23,731	45,841
Rental income	9,228	9,200	10,911
Gain on disposals of property, plant and equipment	16,651	7,507	56,769
Other	19,277	17,661	25,296

Total	63,024	58,099	138,817

Other operating expenses

The components of other operating expenses are as follows:

	(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Impairment loss	69,402	318,868	213,901
Loss on disposals of property, plant and equipment	11,681	10,074	13,381
Foreign currency exchange loss	3,809	4,563	2,349
Other	29,918	31,763	36,016

Total	114,810	365,268	265,647

Impairment loss arose due to changes in business environments and JX Group’s restructuring plan. Further information related to impairment loss is described in Note 13 “Impairment of non-financial assets”.

26. Income taxes

Income tax expenses

The components of income tax expenses (benefit) are as follows:

(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Current tax expenses	60,946	51,389	74,471
Deferred tax expenses (benefit)
Recognition and reversal of temporary differences	38,032	(104,341)	(79,233)
Changes in tax rates	(*)—	5,170	8,227

Total deferred tax income, net	38,032	(99,171)	(71,006)

Total income tax expenses (benefit)	98,978	(47,782)	3,465

Recognition and reversal of temporary differences includes the benefit arising from previously unrecognized tax losses of a prior period that was immaterial for the years ended March 31, 2017 and March 31, 2015, and was used to reduce deferred tax expense of 27,874 million yen for the year ended March 31, 2016.

Deferred tax expenses arising from write-downs, net of reversal of previous write-downs, of deferred tax assets were 23,715 million yen for the year ended March 31, 2017. There were no significant write-downs or reversals of previous write-downs of deferred tax assets for the years ended March 31, 2016 and March 31, 2015.

(*)	Deferred tax assets and liabilities as at March 31, 2017 and March 31, 2016 were recognized using the enacted tax rates expected to apply to the period when the assets are realized or the liabilities are settled. The rates were enacted on March 31, 2016 and have not changed since that date.

Reconciliation of the difference between the effective statutory tax rate and the actual tax rate

The reconciliation of the difference between the effective statutory tax rate and the actual tax rate of JX Group is as follows. Actual tax rate represents the ratio of income tax expenses (benefit) to profit (loss) before tax:

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Effective statutory tax rate	30.9%	33.1%	35.6%

Entertainment and other permanently non-deductible expenses	0.9	(0.5)	(0.7)
Dividend and other permanently non-taxable income	(3.3)	3.4	4.1
Tax effect on companies accounted for using the equity method	(4.4)	1.6	4.6
Changes in unrecognized deferred tax assets	10.9	(19.4)	(34.0)
Tax rate difference of subsidiaries	6.2	(5.8)	(7.9)
Other	(1.5)	1.0	(2.8)

Actual tax rate	39.7%	13.4%	(1.1)%

JX Group is subject to mainly corporate tax, inhabitant tax and deductible business tax, which in aggregate resulted in applicable statutory effective tax rates of 30.9%, 33.1% and 35.6% for the years ended March 31, 2017, March 31, 2016 and March 31, 2015, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

27. Other comprehensive income (loss)

Reclassification and tax effects related to other comprehensive income (loss) are as follows:

	(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Changes in fair value of financial assets measured at FVOCI
Incurred during the year	39,930	(170,127)	31,034

Before tax	39,930	(170,127)	31,034
Tax effects	(9,841)	48,942	(16,520)

Changes in fair value of financial assets measured at FVOCI	30,089	(121,185)	14,514

Changes in fair value of cash flow hedges
Incurred during the year	(7,668)	(26,017)	(15,019)
Reclassification	16,248	208	4,692

Before tax	8,580	(25,809)	(10,327)
Tax effects	(2,505)	7,748	3,956

Changes in fair value of cash flow hedges	6,075	(18,061)	(6,371)

Exchange differences on translation of foreign operations
Incurred during the year	(22,824)	(37,353)	144,938
Reclassification	—	—	—

Before tax	(22,824)	(37,353)	144,938
Tax effects	—	—	—

Exchange differences on translation of foreign operation	(22,824)	(37,353)	144,938

Remeasurement gains (losses) on defined benefit plans
Incurred during the year	731	(15,706)	5,240

Before tax	731	(15,706)	5,240
Tax effects	(260)	5,050	(1,307)

Remeasurement gains (losses) on defined benefit plans	471	(10,656)	3,933

Share of other comprehensive income (loss) of investments accounted for using the equity method
Incurred during the year	(7,971)	(12,535)	26,772
Reclassification	47	(36)	(830)

Before tax	(7,924)	(12,571)	25,942
Tax effects	—	—	—

Share of other comprehensive (loss) income of investments accounted for using the equity method	(7,924)	(12,571)	25,942

Total other comprehensive income (loss)	5,887	(199,826)	182,956

28. Earnings per share

Earnings (loss) per share attributable to owners of the parent are as follows:

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Profit (loss) for the year attributable to owners of the parent (Millions of Yen)	150,008	(273,607)	(284,643)
Weighted average number of ordinary shares during the year (Thousands of Shares)	2,486,321	2,486,397	2,486,465
Profit (loss) per share attributable to owners of the parent,
basic and diluted (Yen)	60.33	(110.04)	(114.48)

The Company did not have any potential shares that have had dilutive effect.

29. Contingencies

JX Group provides guarantees for indebtedness such as borrowings from financial institutions by companies other than the subsidiaries. JX Group also provides guarantees for borrowings (housing loans) of employees.

The outstanding guarantees for indebtedness at the end of the respective reporting period are as follows:

	(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Associates and joint ventures	54,992	48,699
Other companies and employees	5,405	5,871

Total	60,397	54,570

30. Commitments

The amounts of purchase commitments for property, plant and equipment contracted for at the end of the reporting period but not yet recognized in the consolidated statements of financial position are as follows:

	(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Purchase commitments for property, plant and equipment	14,606	42,923

31. Related party transactions

The compensation paid to JX Group’s key management personnel is as follows:

	(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Compensation and bonuses	527	404	392

32. Subsidiaries

Composition of the corporate group

The principal subsidiaries of JX Group as of March 31, 2017 are as follows:

Name of subsidiary	The principal place of business	Country of incorporation	Proportion of equity interest held by JX Group (%)	Principal activities
Energy segment

JX Nippon Oil & Energy Corporation (**)	Japan	(*)	100.0	Manufacturing and marketing of petroleum and petrochemical products
Kashima Oil Co., Ltd	Japan	(*)	70.7	Manufacturing of petroleum and petrochemical products
WAKAYAMA PETROLEUM REFINING CO., LTD.	Japan	(*)	99.9	Manufacturing and sales of petroleum products
Kashima Aromatics Co., Ltd.	Japan	(*)	80.0	Manufacturing of petroleum and petrochemical products
JX Nippon ANCI, Inc.	Japan	(*)	100.0	Manufacturing of synthetic resin processed products
JX Nippon Oil & Energy Staging Terminal Corporation	Japan	(*)	100.0	Storage, receiving, and shipment of petroleum products
JX Ocean Co., Ltd.	Japan	(*)	81.1	Sea transport of crude oil and petroleum products
NIPPON GLOBAL TANKER CO., LTD.	Japan	(*)	100.0	Sea transport of crude oil
JX Nippon Oil & Energy USA Inc.	U.S.A	(*)	100.0	Manufacturing and marketing of petroleum products
JX Nippon Oil & Energy Asia Pte. Ltd.	Singapore	(*)	100.0	Manufacturing and marketing of petroleum products
JX Nippon Oil & Energy (Australia) Pty. Ltd.	Australia	(*)	100.0	Investments in companies extracting coal and sales
ENEOS FRONTIER COMPANY LIMITED	Japan	(*)	100.0	Sales of petroleum products
ENEOS WING Corporation	Japan	(*)	60.0	Sales of petroleum products
JX Retail Service Corporation	Japan	(*)	100.0	Sales of petroleum products
ENEOS Sun-Energy Corporation	Japan	(*)	100.0	Sales of petroleum products
J-Quest Co., Ltd	Japan	(*)	100.0	Sales of petroleum products
ENEOS GLOBE CO.LTD	Japan	(*)	50.0	Sales of LPG
Japan Gas Energy Corporation	Japan	(*)	51.0	Sales of LPG
Nippon Oil Finance (Netherlands) B.V.	Netherlands	(*)	100.0	Investments in LNG developments and provision of finance to subsidiaries and associates
JX Nippon Oil & Energy Trading Corporation	Japan	(*)	100.0	Sales and lease of automobile-related parts

Oil and Natural Gas E&P segment

JX Nippon Oil & Gas Exploration Corporation	Japan	(*)	100.0	Overall management of the oil and gas development business

Name of subsidiary	The principal place of business	Country of incorporation	Proportion of equity interest held by JX Group (%)	Principal activities
Japan Vietnam Petroleum Co., Ltd.	Vietnam	Japan	97.1	Exploration, development, production, and marketing of oil and gas
JX Nippon Oil & Gas Exploration (Malaysia), Ltd.	Malaysia	Japan	78.7	Exploration, development, production, and marketing of oil and gas
JX Nippon Oil & Gas Exploration (Sarawak), Ltd.	Malaysia	Japan	76.5	Exploration, development, production, and marketing of oil and gas
Nippon Exploration (Berau), Limited	Indonesia	Japan	51.0	Exploration, development, production, and marketing of oil and gas
Nippon Oil Exploration (Myanmar), Ltd.	Myanmar	Japan	40.0	Exploration, development, production, and marketing of oil and gas
JX Nippon Exploration and Production (U.K.) Ltd.	U.K.	(*)	100.0	Exploration, development, production, and marketing of oil and gas
Mocal Energy Ltd.	Canada	(*)	100.0	Exploration, development, production, and marketing of oil
Merlin Petroleum Company	Papua New Guinea	U.S.A.	79.0	Exploration, development, production, and marketing of oil and gas

Metals segment

JX NIPPON MINING & METALS CORPORATION	Japan	(*)	100.0	Resources development, manufacturing, and marketing of non-ferrous metals and electronic materials as well as recycling of non-ferrous metal materials
JX Metals Trading Co., Ltd.	Japan	(*)	100.0	Marketing of non-ferrous metal products, etc.
Pan Pacific Copper Co., Ltd.	Japan	(*)	67.8	Manufacturing and marketing of non-ferrous metals
Hibi Kyodo Smelting Co., Ltd.	Japan	(*)	43.1	Smelting and refining of copper
SCM Minera Lumina Copper Chile	Chile	(*)	51.5	Manufacturing and marketing of copper and molybdenum ore
JX Nippon Mining & Metals Philippines, Inc.	Philippines	(*)	100.0	Manufacturing and marketing of copper foil
Nippon Mining & Metals (Suzhou) Co., Ltd.	China	(*)	100.0	Manufacturing and marketing of precision rolled and pressing products
JX Metals Precision Technology Co., Ltd.	Japan	(*)	100.0	Manufacturing and marketing of electronic materials, etc.
JX Nippon Mining & Metals USA, Inc.	U.S.A.	(*)	100.0	Manufacturing and marketing of thin-film materials

Name of subsidiary	The principal place of business	Country of incorporation	Proportion of equity interest held by JX Group (%)	Principal activities
Nikko Metals Taiwan Co., Ltd.	Taiwan	(*)	100.0	Manufacturing and marketing of electronic materials, etc., and collection of materials for non-ferrous metal recycling
JX NIPPON ENVIRONMENTAL SERVICES CO., LTD.	Japan	(*)	100.0	Recycling and environmental services
Nippon Marine Co., Ltd.	Japan	(*)	99.4	Sea transportation for non-ferrous metal products, etc.
Toho Titanium Co., Ltd.	Japan	(*)	50.4	Manufacturing and marketing of titanium

Other

NIPPO CORPORATION	Japan	(*)	57.0	Planning, design, and construction of roads, pavement, civil engineering works, and petroleum-related facilities
DAINIHON DOBOKU CO., LTD.	Japan	(*)	44.8	Subcontracting for building and civil engineering construction
JX Engineering Corp.	Japan	(*)	87.1	Design, construction, and supervision of construction for machinery, electricity, civil engineering, and building construction as well as maintenance
JX Nippon Real Estate Corporation	Japan	(*)	100.0	Sales, rental, and management of real estate
JX Nippon Procurement Corporation	Japan	(*)	100.0	Performance of procurement work on a subcontracting basis
JX Nippon Finance Corporation	Japan	(*)	100.0	Performance of finance-related work on a subcontracting basis
JX Nippon Business Services Corporation	Japan	(*)	100.0	Performance of accounting, payroll, and welfare-related work on a subcontracting basis
JX Nippon Research Institute, Ltd.	Japan	(*)	100.0	Surveys, research, and consulting services, etc.

(*)	These are the same as on the each left column.
(**)	Currently JXTG Nippon Oil & Energy Corporation.

33. Investments accounted for using the equity method

The components of the carrying amount of the investments accounted for using the equity method are as follows:

(Millions of Yen)
	As of March 31, 2017	As of March 31, 2016
Associates	249,277	244,106
Joint ventures	142,992	163,398

Total	392,269	407,504

For investments accounted for using the equity method, a liability recognized after the interest is reduced to zero is included in “Other non-current liabilities”.

The components of share of profit (loss) of investments accounted for using the equity method is as follows:

(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Associates	20,928	23,463	40,289
Joint ventures	4,620	(9,238)	(2,660)

Total	25,548	14,225	37,629

The components of other comprehensive income (loss) of investments accounted for using the equity method is as follows:

(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Associates	(721)	(5,568)	14,328
Joint ventures	(7,203)	(7,003)	11,614

Total	(7,924)	(12,571)	25,942

The components of total comprehensive income (loss) of investments accounted for using the equity method is as follows:

(Millions of Yen)
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Associates	20,207	17,895	54,617
Joint ventures	(2,583)	(16,241)	8,954

Total	17,624	1,654	63,571

34. Subsequent events

Business integration between the Company and TonenGeneral

The Company and TonenGeneral obtained approval at extraordinary general meetings of the shareholders of both companies held on December 21, 2016, and received the required permissions and authorizations from the relevant authorities, to implement the business integration. Subsequently, on April 1, 2017, the Company gained control of TonenGeneral, and TonenGeneral became a wholly-owned subsidiary of the Company, through a share exchange. Thereafter on the same date, an absorption-type merger was consummated under which the Company’s wholly-owned subsidiary, JX Nippon Oil & Energy Corporation (currently JXTG Nippon Oil & Energy Corporation) merged with TonenGeneral. JXTG Nippon Oil & Energy Corporation is the surviving company.

(a) Summary of the Business Combination

Name of the acquired company and details of its business activities:

Name of the acquired company;	TonenGeneral
Details of business activities;	Manufacturing and marketing of petroleum products

Main reason for the business combination:

Both the Company’s group and TonenGeneral’s group acknowledged that, in order to implement a drastic structural reform of the Energy business, which neither company would likely be able to achieve individually, and in order to seriously cultivate business that would become the mainstays of the future, the best course of action would be to combine the business resources of both groups. For this reason, the business integration was conducted.

Business combination date:	April 1, 2017
Legal form of the business combination:	Share exchange
Company name after the business combination:	JXTG Holdings, Inc.
Acquired voting rights ratio:	100%

(b) Consideration transferred

Breakdown of the consideration transferred for the acquisition of the acquired company:

Consideration for the acquisition;

Fair value of the Company’s shares delivered as of the business combination date

501,389 million yen

Exchange ratio by type of shares and calculation method, and number of shares delivered:

(i) Exchange ratio by type of shares

2.55 common shares of the Company per 1 common share of TonenGeneral

(ii) Calculation method

The share exchange ratio stated in (i) above was decided upon comprehensively taking into account various factors, such as: the results of the calculation of the share exchange ratio conducted by a number of third party financial advisors; and the financial position, share prices, and future outlook of the acquiring and the acquired companies.

(iii) Number of shares delivered by the Company as acquirer

Common shares 931,430,620 shares

(c) Assets acquired and liabilities assumed

JX Group is currently in the process of completing the initial accounting for the business combination.

931,430,620 shares valued at 501,389 million yen were transferred as consideration. It is expected that the Company will assume liabilities of 261,250 million yen related to bonds and borrowings of TonenGeneral. Goodwill is expected to arise as a result of this acquisition, however the amount of goodwill is not yet determined.

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION  ACTIVITIES (unaudited)

(Yen amounts in tables stated in millions)

The supplementary information on oil and gas exploration and production activities is presented as required by Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 932 for Extractive Activities - Oil and Gas,” and the regulations of the U.S. Securities and Exchange Commission, or SEC. Except with respect to accumulated depreciation and impairment, which is calculated on the basis of proved and probable developed reserves estimated in accordance with Petroleum Resources Management System 2007, the proved reserves included the supplemental information have been estimated in accordance with the SEC regulations. The supplemental information includes capitalized costs relating to oil and gas producing activities; costs incurred in oil and gas property acquisition, exploration and development activities; and the results of operations from oil and gas producing activities. The supplemental information is also provided for oil and gas reserves; the standardized measure of discounted future net cash flows associated with proved oil and gas reserves; and a summary of the changes in the standardized measure of discounted future net cash flows associated with proved oil and gas reserves.

Capitalized costs relating to oil and gas producing activities

	(Millions of Yen)
	Year ended March 31,2017
	Subsidiaries	Proportional interest of associates and joint ventures
Oil and natural gas properties
Proved	1,069,412	16,187
Unproved	97,901	—

Total oil and natural gas properties	1,167,313	16,187

Less accumulated depreciation and impairment*	(726,000)	(3,129)

Net oil and natural gas properties capitalized costs	441,313	13,058

	(Millions of Yen)
	Year ended March 31,2016
	Subsidiaries	Proportional interest of associates and joint ventures
Oil and natural gas properties
Proved	986,749	16,402
Unproved	110,977	—

Total oil and natural gas properties	1,097,726	16,402

Less accumulated depreciation and impairment*	(639,070)	(2,586)

Net oil and natural gas properties capitalized costs	458,656	13,816

	(Millions of Yen)
	Year ended March 31, 2015
	Subsidiaries	Proportional interest of associates and joint ventures
Oil and natural gas properties
Proved	1,020,745	16,082
Unproved	130,612	—

Total oil and natural gas properties	1,151,357	16,082

Less accumulated depreciation and impairment*	(476,052)	(2,068)

Net oil and natural gas properties capitalized costs	675,305	14,014

*	Calculation in accordance with Petroleum Resources Management System 2007.

Costs incurred in oil and gas property acquisition, exploration and development activities

(Millions of yen)
	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International*	Total
Subsidiaries
During the year ended March 31, 2017
Exploration costs	15	—	(562)	2,274	1,355	11,749	14,831
Development costs	3,690	(429)	9,440	21,219	817	—	34,737

Total costs incurred for subsidiaries	3,705	(429)	8,878	23,493	2,172	11,749	49,568

Associates and joint ventures
During the year ended March 31, 2017
Exploration costs	—	—	—	—	—	—	—
Development costs	8,950	—	—	259	—	18,940	28,149

Total costs incurred for associates and joint ventures	8,950	—	—	259	—	18,940	28,149

Subsidiaries
During the year ended March 31, 2016
Exploration costs	6	0	6,771	12,307	3,370	15,822	38,276
Development costs	6,061	10,254	67,665	18,560	6,212	0	108,752

Total costs incurred for subsidiaries	6,067	10,254	74,436	30,867	9,582	15,822	147,028

Associates and joint ventures
During the year ended March 31, 2016
Exploration costs	—	—	—	—	—	—	—
Development costs	5,496	—	—	184	—	13,683	19,363

Total costs incurred for associates and joint ventures	5,496	—	—	184	—	13,683	19,363

Subsidiaries
During the year ended March 31, 2015
Exploration costs	19	0	11,389	15,968	4,732	13,957	46,065
Development costs	3,786	28,107	72,950	52,440	17,078	0	174,361

Total costs incurred for subsidiaries	3,805	28,107	84,339	68,408	21,810	13,957	220,426

Associates and joint ventures
During the year ended March 31, 2015
Exploration costs	—	—	—	—	—	—	—
Development costs	4,317	—	—	398	—	7,873	12,588

Total costs incurred for associates and joint ventures	4,317	—	—	398	—	7,873	12,588

*	Other International primarily represents JX Group’s exploration and development activities in the Middle East and Japan.

Result of operations for oil and gas producing activities

	(Yen amounts in table stated in million except for Barrel of oil equivalent data)
	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International	Total
Subsidiaries
Year ended March 31, 2017
Revenue
Sales to third parties	4,505	24,005	23,350	61,095	28,666	1,821	143,442

Production costs	(3,629)	(14,659)	(7,971)	(20,960)	(8,518)	(1,173)	(56,910)
Exploration costs	(15)	—	(1,806)	(3,483)	(729)	—	(6,033)
Depreciation and depletion	(2,931)	(6,388)	(8,960)	(11,590)	(7,895)	(343)	(38,107)
Income tax expenses	—	(798)	(2,306)	(7,982)	(4,098)	(94)	(15,278)

Results of producing activities for subsidiaries	(2,070)	2,160	2,307	17,080	7,426	211	27,114

Depreciation, depletion and amortization per Barrel of oil equivalent in yen	2,595	1,361	2,325	475	1,142	1,893	925

Associates and joint ventures
Year ended March 31, 2017
Revenue
Sales to third parties	29	—	—	1,222	—	21,107	22,358

Production costs	(116)	—	—	—	—	(11,428)	(11,544)
Exploration costs	—	—	—	—	—	—	—
Depreciation and depletion	—	—	—	(14)	—	(2,346)	(2,360)
Income tax expenses	—	—	—	(341)	—	(2,071)	(2,412)

Results of producing activities for associates and joint ventures	(87)	—	—	867	—	5,262	6,042

Depreciation, depletion and amortization per Barrel of oil equivalent in yen	—	—	—	19	—	553	459

Result of operations for oil and gas producing activities (continued)

	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International	Total
Subsidiaries
Year ended March 31, 2016
Revenue
Sales to third parties	3,627	24,570	28,946	81,101	35,343	2,070	175,657

Production costs	(1,757)	(19,435)	(20,242)	(40,608)	(10,548)	(1,176)	(93,766)
Exploration costs	(6)	—	(789)	(13,309)	(2,079)	(1,247)	(17,430)
Depreciation and depletion	(1,305)	(6,781)	(18,030)	(18,869)	(11,050)	(401)	(56,436)
Income tax expenses	(196)	—	—	(6,240)	(4,353)	—	(10,789)

Results of producing activities for subsidiaries	363	(1,646)	(10,115)	2,075	7,313	(754)	(2,764)

Depreciation, depletion and amortization per Barrel of oil equivalent in yen	1,363	1,498	3,512	783	1,627	2,230	1,354

Associates and joint ventures
Year ended March 31, 2016
Revenue
Sales to third parties	127	—	—	2,074	—	27,955	30,156

Production costs	(83)	—	—	(0)	—	(15,686)	(15,769)
Exploration costs	—	—	—	—	—	—	—
Depreciation and depletion	(80)	—	—	(13)	—	(2,143)	(2,236)
Income tax expenses	—	—	—	(595)	—	(2,921)	(3,516)

Results of producing activities for associates and joint ventures	(36)	—	—	1,466	—	7,205	8,635

Depreciation, depletion and amortization per Barrel of oil equivalent in yen	2,763	—	—	22	—	462	425

Result of operations for oil and gas producing activities (continued)

	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International	Total
Subsidiaries
Year ended March 31, 2015
Revenue
Sales to third parties	6,743	36,660	26,562	121,560	45,816	2,182	239,523

Production costs	(2,337)	(22,645)	(17,972)	(49,533)	(9,837)	(1,250)	(103,574)
Exploration costs	(332)	—	(3,460)	(4,959)	(1,623)	(2,870)	(13,244)
Depreciation and depletion	(2,063)	(6,784)	(6,866)	(18,935)	(12,350)	(365)	(47,363)
Income tax expenses	(704)	(1,808)	—	(16,067)	(7,899)	—	(26,478)

Results of producing activities for subsidiaries	1,307	5,423	(1,736)	32,066	14,107	(2,303)	48,864

Depreciation, depletion and amortization per Barrel of oil equivalent in yen	2,026	1,440	2,500	801	2,517	2,188	1,274

Associates and joint ventures
Year ended March 31, 2015
Revenue
Sales to third parties	68	—	—	1,953	—	43,273	45,294

Production costs	(27)	—	—	2	—	(16,150)	(16,175)
Exploration costs	—	—	—	—	—	—	—
Depreciation and depletion	(305)	—	—	(121)	—	(2,128)	(2,554)
Income tax expenses	—	—	—	(565)	—	(7,693)	(8,258)

Results of producing activities for associates and joint ventures	(264)	—	—	1,269	—	17,302	18,307

Depreciation, depletion and amortization per Barrel of oil equivalent in yen	—	—	—	194	—	490	514

Oil and gas reserves

Oil and gas proved reserves cannot be measured exactly. Reserves estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, the production performance of the reservoirs, and engineering judgment. Consequently, reserves estimates are subject to revision if additional data becomes available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance. Well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.

Proved oil and gas reserves are the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditure is required.

JXTG Holdings primarily operates its oil and gas E&P business mostly through its wholly-owned subsidiary NOEX. Proved reserves estimates were based on reports prepared by each Technical Department of the two Business Divisions of NOEX who are responsible for ensuring that the estimates are in compliance with SEC requirements and JXTG Holdings’ corporate standards. They also provide technical and commercial review and the assessment on the estimated reserves. Technical Strategy Department, or TSD and Corporate Planning Department, or CPD check the consistency and conformity of the applicable standards in the reserves estimation process. Also, TSD reviews and ensures the appropriateness of the estimation of gross reserves for the respective assets and reports for authorization to the senior vice president who is in charge of the corporate’s technical strategy, then CPD reviews proved reserves for the respective assets, compiles them and reports to management of NOEX for authorization. Through this process of having each of the Business Divisions, TSD and CPD work independently of each other, we aim to secure the integrity of the process of estimating proved reserves. Each General Manager of the respective Technical Departments, with endorsement of TSD and CPD, will approve the final proved reserves number for each asset. Aggregated proved reserves data are finally reported to JXTG Holdings’ Executive Committee. JXTG Holdings reserves estimates were prepared for each oil and gas field within oil and gas regions. JXTG Holdings’ reserves estimates include only oil and gas, which JXTG Holdings believes can be reasonably produced within the current terms of production licenses.

In accordance with the SEC’s amended rules, a summary of the reserves volumes according to reserves category as well as reserve change as at March 31, 2017 as provided in the following table. The tables were calculated using average prices during the 12-month period prior to the ending date of the period determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period.

Estimated quantities of net proved oil and gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each period indicated are as follows:

Crude oil, gas liquids and synthetic oil proved reserves

	Oil and NGL (Mbbl)
	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International	Total
Net proved developed and undeveloped reserves of subsidiaries
April 1, 2016	3,238	110,175	6,374	8,702	11,295	93	139,877
Revisions	2,979	(926)	3,848	4,222	1,027	(16)	11,134
Extensions and discoveries	—	—	—	376	—	—	376
Production	(808)	(4,694)	(3,086)	(3,579)	(2,714)	(23)	(14,904)

March 31, 2017	5,409	104,555	7,136	9,721	9,608	54	136,483

April 1, 2015	6,259	107,647	15,470	10,859	11,549	—	151,784
Revisions	(2,413)	7,056	(4,872)	1,546	2,823	116	4,256
Production	(608)	(4,528)	(4,224)	(3,703)	(3,077)	(23)	(16,163)

March 31, 2016	3,238	110,175	6,374	8,702	11,295	93	139,877

April 1, 2014	5,386	103,387	59,656	12,061	12,163	—	192,653
Revisions	1,525	8,972	(40,847)	2,846	2,268	23	(25,213)
Purchases or (sales) of minerals in place	—	—	(1,052)	—	—	—	(1,052)
Production	(652)	(4,712)	(2,287)	(4,048)	(2,882)	(23)	(14,604)

March 31, 2015	6,259	107,647	15,470	10,859	11,549	—	151,784

Net proved developed and undeveloped reserves of associates and joint ventures
April 1, 2016	8,799	—	—	273	—	3,346	12,418
Revisions	2,875	—	—	(59)	—	17,887	20,703
Purchases or (sales) of minerals in place	—	—	—	—	—	72	72
Improved	—	—	—	36	—	13,454	13,490
Production	(24)	—	—	(18)	—	(4,403)	(4,445)

March 31, 2017	11,650	—	—	232	—	30,356	42,238

April 1, 2015	283	—	—	289	—	23,063	23,635
Revisions	—	—	—	(2)	—	(15,083)	(15,085)
Improved	8,545	—	—	—	—	—	8,545
Production	(29)	—	—	(14)	—	(4,634)	(4,677)

March 31, 2016	8,799	—	—	273	—	3,346	12,418

April 1, 2014	363	—	—	305	—	36,217	36,885
Revisions	(80)	—	—	(3)	—	(9,388)	(9,471)
Purchases or (sales) of minerals in place	—	—	—	—	—	570	570
Production	—	—	—	(13)	—	(4,336)	(4,349)

March 31, 2015	283	—	—	289	—	23,063	23,635

Crude oil, gas liquids and synthetic oil proved reserves (continued)

	Oil and NGL ( Mbbl)
	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International	Total
Proved developed reserves, included above, as of March 31, 2017
Subsidiaries	5,409	104,555	6,978	7,198	8,510	54	132,704

Associates and joint ventures	—	—	—	196	—	16,851	17,047

Proved undeveloped reserves, included above, as of March 31, 2017
Subsidiaries	—	—	158	2,523	1,098	—	3,779

Associates and joint ventures	11,650	—	—	36	—	13,505	25,191

Total proved reserves at March 31, 2017	17,059	104,555	7,136	9,953	9,608	30,410	178,721

Proved developed reserves, included above, as of March 31, 2016
Subsidiaries	3,238	—	6,374	8,626	9,936	93	28,267

Associates and joint ventures	13	—	—	273	—	3,346	3,632

Proved undeveloped reserves, included above, as of March 31, 2016
Subsidiaries	—	110,175	—	76	1,359	—	111,610

Associates and joint ventures	8,786	—	—	—	—	—	8,786

Total proved reserves at March 31, 2016	12,037	110,175	6,374	8,975	11,295	3,439	152,295

Proved developed reserves, included above, as of March 31, 2015
Subsidiaries	2,838	—	9,362	10,518	10,394	—	33,112

Associates and joint ventures	283	—	—	289	—	23,063	23,635

Proved undeveloped reserves, included above, as of March 31, 2015
Subsidiaries	3,421	107,647	6,108	341	1,155	—	118,672

Associates and joint ventures	—	—	—	—	—	—	—

Total proved reserves at March 31, 2015	6,542	107,647	15,470	11,148	11,549	23,063	175,419

Gas proved reserves

	Natural Gas (MMcf)
	United States	United Kingdom	Southeast Asia	Oceania	Other International	Total
Net proved developed and undeveloped reserves of Subsidiaries
April 1, 2016	10,578	14,213	737,746	193,332	3,049	958,918
Revisions	6,644	8,411	55,450	29,361	(28)	99,838
Extensions and discoveries	—	—	130,754	—	—	130,754
Production	(1,929)	(4,608)	(125,062)	(25,209)	(949)	(157,757)

March 31, 2017	15,293	18,016	798,888	197,484	2,072	1,031,753

April 1, 2015	23,755	252,904	819,637	187,902	—	1,284,198
Revisions	(11,079)	(233,229)	40,434	27,721	3,990	(172,163)
Production	(2,098)	(5,462)	(122,325)	(22,291)	(941)	(153,117)

March 31, 2016	10,578	14,213	737,746	193,332	3,049	958,918

April 1, 2014	26,249	273,650	925,580	160,806	—	1,386,285
Revisions	(296)	(15,658)	11,593	39,241	863	35,743
Purchases or (sales) of minerals in place	—	(2,334)	—	—	—	(2,334)
Production	(2,198)	(2,754)	(117,536)	(12,145)	(863)	(135,496)

March 31, 2015	23,755	252,904	819,637	187,902	—	1,284,198

Net proved developed and undeveloped reserves of associates and joint ventures April 1, 2016	—	—	55,947	—	—	55,947
Revisions	—	—	(6,607)	—	—	(6,607)
Extensions and discoveries	—	—	13,002	—	—	13,002
Production	—	—	(4,189)	—	—	(4,189)

March 31, 2017	—	—	58,153	—	—	58,153

April 1, 2015	—	—	58,645	—	—	58,645
Revisions	—	—	792	—	—	792
Production	—	—	(3,490)	—	—	(3,490)

March 31, 2016	—	—	55,947	—	—	55,947

April 1, 2014	—	—	64,456	—	—	64,456
Revisions	—	—	(2,164)	—	—	(2,164)
Purchases or (sales) of minerals in place	—	—	—	—	—	—
Production	—	—	(3,647)	—	—	(3,647)

March 31, 2015	—	—	58,645	—	—	58,645

Gas proved reserves (continued)

	Natural Gas (MMcf)
	United States	United Kingdom	Southeast Asia	Oceania	Other International	Total
Proved developed reserves, included above, as of March 31, 2017
Subsidiaries	15,293	12,747	650,338	157,698	2,072	838,148

Associates and joint ventures	—	—	45,528	—	—	45,528

Proved undeveloped reserves, included above, as of March 31, 2017
Subsidiaries	—	5,269	148,550	39,786	—	193,605

Associates and joint ventures	—	—	12,625	—	—	12,625

Total proved reserves at March 31, 2017	15,293	18,016	857,041	197,484	2,072	1,089,906

Proved developed reserves, included above, as of March 31, 2016
Subsidiaries	10,578	14,213	732,616	154,938	3,049	915,394

Associates and joint ventures	—	—	55,947	—	—	55,947

Proved undeveloped reserves, included above, as of March 31, 2016
Subsidiaries	—	—	5,130	38,394	—	43,524

Associates and joint ventures	—	—	—	—	—	—

Total proved reserves at March 31, 2016	10,578	14,213	793,693	193,332	3,049	1,014,865

Proved developed reserves, included above, as of March 31, 2015
Subsidiaries	21,818	13,237	807,265	152,598	—	994,918

Associates and joint ventures	—	—	58,645	—	—	58,645

Proved undeveloped reserves, included above, as of March 31, 2015
Subsidiaries	1,937	239,667	12,372	35,304	—	289,280

Associates and joint ventures	—	—	—	—	—	—

Total proved reserves at March 31, 2015	23,755	252,904	878,282	187,902	—	1,342,843

Standardized measure of discounted future cash flows

The standardized measure of discounted future net cash flows are computed by applying first-day-of-the-month unweighted average prices, year-end costs and legislated tax rates and a discount factor of 10 percent to proved reserves. The standardized measure includes costs for future dismantlement, abandonment and rehabilitation obligations. The standardized measure is determined based on factors prescribed by the FASB and therefore does not reflect JX Group’s expected future cash flows to be obtained from the development and production of its oil and gas properties or of the value of its proved oil and gas reserves. The standardized measure is prepared on the basis of certain prescribed assumptions including first-day-of-the-month average prices, which represent discrete points in time and therefore may cause significant variability in cash flows from year to year as prices change.

	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International	Total
Subsidiaries
March 31, 2017
Future cash inflows	30,720	567,502	59,606	364,241	226,335	3,754	1,252,158
Future production costs	(10,643)	(409,931)	(28,166)	(172,119)	(87,786)	(2,971)	(711,616)
Future development costs	(7,917)	(95,732)	(35,658)	(52,782)	(48,019)	(4,524)	(244,632)
Future income tax expenses	—	(16,907)	10,607	(58,343)	(8,052)	(38)	(72,733)

Future net cash flows	12,160	44,932	6,389	80,997	82,478	(3,779)	223,177
10% annual discount for estimated timing of cash flows	(1,734)	(30,089)	3,145	(32,043)	(39,262)	1,172	(98,811)

Standardized measure of discounted future net cash flows	10,426	14,843	9,534	48,954	43,216	(2,607)	124,366

Associates and joint ventures
March 31, 2017
Future cash inflows	59,274	—	—	27,728	—	167,288	254,290
Future production costs	(36,600)	—	—	(12,375)	—	(89,049)	(138,024)
Future development costs	(9,853)	—	—	(3,627)	—	(61,065)	(74,545)
Future income tax expenses	—	—	—	(5,203)	—	(14,741)	(19,944)

Future net cash flows	12,821	—	—	6,523	—	2,433	21,777
10% annual discount for estimated timing of cash flows	(8,830)	—	—	(3,106)	—	2,305	(9,631)

Standardized measure of discounted future net cash flows	3,991	—	—	3,417	—	4,738	12,146

Standardized measure of discounted future cash flows (continued)

	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International	Total
Subsidiaries
March 31, 2016
Future cash inflows	18,518	567,344	50,341	496,297	243,350	4,143	1,379,993
Future production costs	(6,990)	(429,322)	(32,256)	(192,660)	(85,527)	(3,452)	(750,207)
Future development costs	(8,585)	(102,911)	(43,838)	(20,707)	(47,639)	(4,963)	(228,643)
Future income tax expenses	—	(12,485)	—	(122,369)	(15,586)	(41)	(150,481)

Future net cash flows	2,943	22,626	(25,753)	160,561	94,598	(4,313)	250,662
10% annual discount for estimated timing of cash flows	261	(13,679)	18,252	(75,924)	(36,294)	1,229	(106,155)

Standardized measure of discounted future net cash flows	3,204	8,947	(7,501)	84,637	58,304	(3,084)	144,507

Associates and joint ventures
March 31, 2016
Future cash inflows	45,014	—	—	39,550	—	17,792	102,356
Future production costs	(29,080)	—	—	(14,937)	—	(11,946)	(55,963)
Future development costs	(14,897)	—	—	(937)	—	(9,529)	(25,363)
Future income tax expenses	—	—	—	(10,419)	—	(2,583)	(13,002)

Future net cash flows	1,037	—	—	13,257	—	(6,266)	8,028
10% annual discount for estimated timing of cash flows	(4,014)	—	—	(7,367)	—	124	(11,257)

Standardized measure of discounted future net cash flows	(2,977)	—	—	5,890	—	(6,142)	(3,229)

Subsidiaries
March 31, 2015
Future cash inflows	70,506	1,018,056	421,461	877,228	417,339	—	2,804,590
Future production costs	(19,502)	(594,757)	(143,511)	(251,278)	(103,162)	—	(1,112,210)
Future development costs	(20,147)	(112,455)	(254,215)	(26,606)	(56,155)	—	(469,578)
Future income tax expenses	—	(79,324)	15,077	(262,676)	(55,281)	—	(382,204)

Future net cash flows	30,857	231,520	38,812	336,668	202,741	—	840,598
10% annual discount for estimated timing of cash flows	(8,645)	(146,127)	(35,571)	(166,602)	(74,915)	—	(431,860)

Standardized measure of discounted future net cash flows	22,212	85,393	3,241	170,066	127,826	—	408,738

Standardized measure of discounted future cash flows (continued)

	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International	Total
Associates and joint ventures
March 31, 2015
Future cash in flows	2,469	—	—	65,041	—	272,217	339,727
Future production costs	(1,610)	—	—	(17,547)	—	(120,337)	(139,494)
Future development costs	(297)	—	—	(1,076)	—	(71,356)	(72,729)
Future income tax expenses	—	—	—	(20,549)	—	(62,663)	(83,212)

Future net cash flows	562	—	—	25,869	—	17,861	44,292
10% annual discount for estimated timing of cash flows	(29)	—	—	(15,416)	—	(3,256)	(18,701)

Standardized measure of discounted future net cash flows	533	—	—	10,453	—	14,605	25,591

The following are the principal sources of changes in the standardized measure of discounted future net cash flows:

Subsidiaries, proportional interest of associates and joint ventures

			(Millions of yen)
	Year ended March 31, 2017
	Subsidiaries	Proportional interest of associates and joint ventures	Total subsidiaries, proportional interest of associates and joint ventures
Discounted future net cash flows as of March 31, 2016	144,507	(3,229)	141,278
Sales and transfers of oil and gas produced, net of production costs	(79,286)	(14,578)	(93,864)
Net changes in prices and production costs	(91,340)	4,368	(86,972)
Extensions, discoveries and improved recovery	17,970	24,295	42,265
Development costs incurred during the period	35,957	9,532	45,489
Revisions of previous quantity estimates	31,683	1,431	33,114
Change in estimated development costs	(7,332)	(3,021)	(10,353)
Accretion of discount	29,369	3,818	33,187
Net change in income taxes	43,465	(10,421)	33,044
Other	(627)	(49)	(676)

Discounted future net cash flows as of March 31, 2017	124,366	12,146	136,512

Standardized measure of discounted future cash flows (continued)

Subsidiaries, proportional interest of associates and joint ventures

			(Millions of yen)
	Year ended March 31, 2016
	Subsidiaries	Proportional interest of associates and joint ventures	Total subsidiaries, proportional interest of associates and joint ventures
Discounted future net cash flows as of March 31, 2015	408,738	25,591	434,329
Sales and transfers of oil and gas produced, net of production costs	(76,806)	(16,268)	(93,074)
Net changes in prices and production costs	(318,463)	(68,558)	(387,021)
Extensions, discoveries and improved recovery	—	972	972
Development costs incurred during the period	101,991	20,878	122,869
Revisions of previous quantity estimates	17,731	2,580	20,311
Change in estimated development costs	(148,509)	(26,040)	(174,549)
Accretion of discount	84,881	7,257	92,138
Net change in income taxes	100,421	60,223	160,644
Other	(25,477)	(9,864)	(35,341)

Discounted future net cash flows as of March 31, 2016	144,507	(3,229)	141,278

Subsidiaries, proportional interest of associates and joint ventures

			(Millions of yen)
	Year ended March 31, 2015
	Subsidiaries	Proportional interest of associates and joint ventures	Total subsidiaries, proportional interest of associates and joint ventures
Discounted future net cash flows as of March 31, 2014	409,652	27,291	436,943
Sales and transfers of oil and gas produced, net of production costs	(147,592)	(47,461)	(195,053)
Net changes in prices and production costs	(269,854)	22,209	(247,645)
Development costs incurred during the period	190,898	23,233	214,131
Revisions of previous quantity estimates	(5,761)	(26,761)	(32,522)
Change in estimated development costs	26,212	(5,194)	21,018
Purchase or (sales) of minerals in place	(4,556)	—	(4,556)
Accretion of discount	94,639	5,576	100,215
Net change in income taxes	46,435	22,982	69,417
Other	68,665	3,716	72,381

Discounted future net cash flows as of March 31, 2015	408,738	25,591	434,329